Filed Pursuant to Rule 424(b)(3)
Registration No. 333-289742

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT
Dear Stockholders of Core Scientific, Inc.:
You are cordially invited to attend a special meeting (including any adjournments or postponements thereof, which we refer to as the “Special Meeting”) of stockholders of Core Scientific, Inc., a Delaware corporation (“Core Scientific”), to be held virtually via live webcast on October 30, 2025 beginning at 10:00 a.m., Eastern Time (unless the Special Meeting is adjourned or postponed). Core Scientific stockholders who pre-register following the instructions in the enclosed proxy statement/prospectus will be able to virtually attend and vote at the Special Meeting by visiting www.virtualshareholdermeeting.com/CORZ2025SM, which we refer to as the “Special Meeting website.” For purposes of attendance at the Special Meeting, all references in the enclosed proxy statement/prospectus to “present” or “presence” will mean virtually present at the Special Meeting, and to “attend” or “attendance” will mean to attend or be in attendance at the Special Meeting through virtual means.
At the Special Meeting, you will be asked to consider and vote on (a) a proposal to adopt the Agreement and Plan of Merger, dated as of July 7, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Core Scientific, CoreWeave, Inc., a Delaware corporation (“CoreWeave”) and Miami Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of CoreWeave (“Merger Sub”) pursuant to which and subject to the terms and conditions set forth therein, Merger Sub will merge with and into Core Scientific (the “Merger”), with Core Scientific continuing as the surviving company in the Merger and as a wholly owned subsidiary of Parent (the “Merger Agreement Proposal”) and (b) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Core Scientific’s named executive officers that is based on or otherwise related to the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Advisory Compensation Proposal”).
Subject to the terms and conditions set forth in the Merger Agreement, at the effective time, by virtue of the Merger, each share of Core Scientific common stock, par value $0.00001 per share (“Core Scientific common stock”) (other than each share of Core Scientific common stock held in treasury or held or owned by Core Scientific, CoreWeave or Merger Sub immediately prior to the effective time (collectively, the “excluded shares”)), outstanding immediately prior to the effective time will be cancelled and converted into the right to receive 0.1235 fully paid and non-assessable shares of Class A common stock of CoreWeave, par value $0.000005 per share (“CoreWeave common stock”) (such number of shares, the “exchange ratio,” and such consideration, the “Share Consideration”). No fractional shares of CoreWeave common stock will be delivered to any holder of shares of Core Scientific common stock upon completion of the Merger. Instead, all fractional shares of CoreWeave common stock that a holder of shares of Core Scientific common stock would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such holder will be entitled to receive the cash proceeds from the sale of such fractional share by the exchange agent in the Merger (“the exchange agent”) for the account of such holder, without interest and subject to any applicable withholding taxes (together with the Share Consideration, the “Merger Consideration”), in accordance with the Merger Agreement.
Core Scientific’s board of directors (the “Core Scientific board”) has unanimously approved the Merger Agreement and recommends that Core Scientific’s stockholders vote in favor of adopting the Merger Agreement.
Based on CoreWeave’s closing stock price on September 25, 2025, the most recent practicable date for which such information was available, the Merger Consideration represented approximately $15.64 in implied value per share of Core Scientific common stock, which represents a premium of approximately 27.2% over the closing price of the Core Scientific common stock on June 25, 2025, the last trading day prior to media reports that Core Scientific and CoreWeave were in merger discussions. The value of the Merger Consideration to be received in exchange for each share of Core Scientific common stock will fluctuate with the market value of CoreWeave common stock until the Merger is complete. Core Scientific common stock is listed on The Nasdaq Global Select Market (the “Nasdaq”) under the symbol “CORZ”. CoreWeave common stock is listed on the Nasdaq under the symbol “CRWV”.
Core Scientific and CoreWeave cannot complete the Merger without adoption of the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of Core Scientific common stock as of the Core Scientific record date and entitled to vote thereon. The failure by a Core Scientific stockholder to submit a vote and any abstention by a Core Scientific stockholder from voting will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement. If you hold your shares in “street name,” the failure to instruct your broker, bank or other nominee on how to vote your shares will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement. Core Scientific is holding the Special Meeting to vote on the proposal necessary to complete the Merger. Information about the Special Meeting, the Merger, the Merger Agreement and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus. The Core Scientific board has fixed the close of business on September 19, 2025 as the record date for the determination of Core Scientific stockholders entitled to notice of, and to vote at, the Special Meeting. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 28.
The Core Scientific board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of Core Scientific and its stockholders, (ii) approved and deemed advisable the execution and delivery of the Merger Agreement, the performance by Core Scientific of its covenants and agreements contained in the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Core Scientific stockholders and resolved to recommend that Core Scientific stockholders approve the Merger and adopt the Merger Agreement. The Core Scientific board unanimously recommends that Core Scientific stockholders vote “FOR” the proposal to adopt the Merger Agreement and “FOR” the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Core Scientific’s named executive officers that is based on or otherwise related to the Merger.
Your vote is very important regardless of the number of shares of Core Scientific common stock that you own.
Two Seas Capital LP, Two Seas Capital GP LLC and Sina Toussi (collectively, “Two Seas”), have filed a definitive proxy statement in connection with the Special Meeting. We recommend that Core Scientific stockholders disregard any proxy card sent to them by or on behalf of any person other than Core Scientific, including any gold proxy card and solicitation materials that may be sent by or on behalf of Two Seas, which is soliciting proxies to vote against the Merger Agreement Proposal and Advisory Compensation Proposal. If you have submitted such a proxy card (including a gold proxy card), we ask that you subsequently recast your vote as instructed on the WHITE proxy card mailed to you by Core Scientific, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted and such proxy will be counted only if it has been received by 11:59 p.m., Eastern Time on October 29, 2025.
Whether or not you plan to attend the Special Meeting virtually, please submit your proxy as soon as possible by following the instructions on the accompanying proxy card to make sure that your shares are represented at the meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the broker, bank or other nominee. You must provide voting instructions by filling out the voting instruction form in order for your shares to be voted.
The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically in person.
Very truly yours,

Adam Sullivan
Chief Executive Officer
Core Scientific, Inc.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the Merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated September 26, 2025, and is first being mailed to stockholders of Core Scientific on or about September 26, 2025.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD OCTOBER 30, 2025
To our Stockholders:
You are hereby notified that a Special Meeting of Stockholders of Core Scientific, Inc., a Delaware corporation (“Core Scientific”), will be held virtually at www.virtualshareholdermeeting.com/CORZ2025SM at 10:00 a.m., Eastern Time on October 30, 2025 (unless the Special Meeting is adjourned or postponed) for the following purposes:
a.
to vote on a proposal to adopt the Agreement and Plan of Merger, dated July 7, 2025, as it may be amended from time to time, by and among CoreWeave, Inc., a Delaware corporation (“CoreWeave”), Miami Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of CoreWeave (“Merger Sub”), and Core Scientific (the “Merger Agreement”), which provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, at the effective time, Merger Sub will merge with and into Core Scientific, with Core Scientific surviving as a wholly owned subsidiary of CoreWeave (the “Merger”), which is further described in the section titled “The Merger Agreement” beginning on page 219, and a copy of which is attached as Annex A to the proxy statement/prospectus of which this notice forms a part (the “Merger Agreement Proposal”); and

b.
to hold a non-binding advisory vote to approve the compensation that may be paid or become payable to Core Scientific’s named executive officers that is based on or otherwise related to the Merger (the “Advisory Compensation Proposal”).

Core Scientific will transact no other business at the Special Meeting except such business as may properly be brought before the Special Meeting or any adjournment or postponement thereof by or at the direction of the Core Scientific board of directors (the “Core Scientific board”). Please refer to the proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Special Meeting.
Only stockholders of record as of September 19, 2025 are entitled to notice of, and to vote at, the Special Meeting. The Special Meeting will be a virtual only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/CORZ2025SM starting at 10:00 a.m., Eastern Time (with log-in beginning at 9:45 a.m., Eastern Time) on October 30, 2025. Please note that in order to attend the Special Meeting and vote your shares electronically during the meeting, you must have pre-registered for the meeting no later than October 29, 2025 at 10:00 a.m., Eastern Time, by following the instructions in this proxy statement/prospectus. You will need the 16-digit control number found on your WHITE proxy card or WHITE voting instruction form. Once you have pre-registered, you will receive a confirmation e-mail with information on how to attend and vote at the Special Meeting. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person. Participating stockholders who log on to the meeting using his, her or its unique 16-digit control number will also be able to examine the stockholder list during the Special Meeting by following the instructions provided on the meeting website. A list of stockholders of record will be available for inspection at our corporate headquarters located at 701 Brickell Ave, Suite 2500, Miami, FL 33131 during ordinary business hours during the 10-day period before the Special Meeting.
Stockholders attending the Special Meeting will be in a listen-only mode and will not be able to speak during the webcast. If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start of the meeting. Please give yourself sufficient time to log in and ensure you can hear the streaming audio before the meeting starts.
Completion of the Merger is conditioned on adoption of the Merger Agreement by the Core Scientific stockholders, which requires the affirmative vote of holders of a majority of the issued and outstanding shares of Core Scientific common stock entitled to vote thereon. Completion of the Merger is not conditioned on approval of the Advisory Compensation Proposal.
The Core Scientific board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and conditions set forth in the Merger

Agreement, are fair to and in the best interests of Core Scientific and its stockholders, (ii) approved and deemed advisable the execution and delivery of the Merger Agreement, the performance by Core Scientific of its covenants and agreements contained in the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Core Scientific stockholders and resolved to recommend that Core Scientific stockholders approve the Merger and adopt the Merger Agreement. The Core Scientific board unanimously recommends that Core Scientific stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.
Two Seas Capital LP, Two Seas Capital GP LLC and Sina Toussi (collectively, “Two Seas”), have filed a definitive proxy statement in connection with the Special Meeting. We recommend that Core Scientific stockholders disregard any proxy card sent to them by or on behalf of any person other than Core Scientific, including any gold proxy card and solicitation materials that may be sent by or on behalf of Two Seas, which is soliciting proxies to vote against the Merger Agreement Proposal and Advisory Compensation Proposal. If you have submitted such a proxy card (including a gold proxy card), we ask that you subsequently recast your vote as instructed on the WHITE proxy card mailed to you by Core Scientific, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted and such proxy will be counted only if it has been received by 11:59 p.m., Eastern Time on October 29, 2025.
Your vote is very important regardless of the number of shares of Core Scientific common stock that you own. The Merger cannot be completed without adoption of the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of Core Scientific common stock as of the Core Scientific record date and entitled to vote thereon. The failure by a Core Scientific stockholder to submit a vote and any abstention by a Core Scientific stockholder from voting will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. If you hold your shares in “street name,” the failure to instruct your broker, bank or other nominee on how to vote your shares will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.
If you plan to attend the Special Meeting virtually, please follow the instructions as outlined in this proxy statement/prospectus. Whether or not you expect to attend the Special Meeting virtually, we urge you to submit your vote in advance of the meeting. If your shares are held in the name of a broker, bank or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank or other nominee. If you hold your shares in your own name, submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the accompanying proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting virtually at the meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Core Scientific common stock may vote virtually at the Special Meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Special Meeting in the manner described in the proxy statement/prospectus of which this notice is a part.
The proxy statement/prospectus of which this notice is a part provides a detailed description of the Merger and the Merger Agreement and the other matters to be considered at the Special Meeting. We urge you to carefully read this proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. In particular, we urge you to carefully read the section entitled “Risk Factors” beginning on page 28.
If you have any questions concerning the Merger or this proxy statement/prospectus, would like additional copies or need help voting your shares of Core Scientific common stock, please contact Core Scientific’s proxy solicitor:
MacKenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Call toll free: (800) 322-2885
Email: proxy@mackenziepartners.com
By order of the Board of Directors of Core Scientific,

Todd M. DuChene
Chief Legal and Administrative Officer and Secretary
September 26, 2025

ADDITIONAL INFORMATION
The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Core Scientific from documents that are not included in or delivered with the accompanying proxy statement/prospectus. You can obtain the documents incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to these documents), without charge, by requesting them in writing or by telephone from Core Scientific at the following address and telephone number, or through the United States Securities and Exchange Commission (the “SEC”) website at www.sec.gov:
Core Scientific, Inc.
838 Walker Road, Suite 21-2105
Dover, Delaware 19904
Attention: Investor Relations
(512) 402-5233
ir@corescientific.com
In addition, if you have any questions concerning the Merger Agreement or the Merger or the other transactions contemplated by the Merger Agreement, or the accompanying proxy statement/prospectus, or if you would like additional copies of this proxy statement/prospectus or documents incorporated by reference herein, or if you need help voting your shares of Core Scientific common stock, please contact Core Scientific’s proxy solicitor:
MacKenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Call toll free: (800) 322-2885
Email: proxy@mackenziepartners.com
If you would like to request documents, please do so no later than five business days before the date of the Special Meeting (which date is October 23, 2025).
See the section titled “Where You Can Find More Information” beginning on page 318 of the accompanying proxy statement/prospectus for further information. The contents of the websites of Core Scientific and CoreWeave are not being incorporated into this proxy statement/prospectus. The information about how you can obtain certain documents that are being incorporated by reference into the accompanying proxy statement/prospectus at these websites is being provided only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by CoreWeave, constitutes a prospectus of CoreWeave under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of CoreWeave common stock and CoreWeave warrants (including shares of common stock underlying such warrants) to be issued to Core Scientific stockholders and warrant holders in the Merger in accordance with the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement of Core Scientific under Section 14(a) the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This proxy statement/prospectus also constitutes a notice of meeting with respect to the Core Scientific Special Meeting.
Except where the context otherwise indicates, information provided in, or incorporated by reference into, this document regarding Core Scientific has been provided by Core Scientific and information provided in this document regarding CoreWeave and Merger Sub has been provided by CoreWeave.
No one has been authorized to provide you with information that is different from that provided in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated September 26, 2025 and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to holders of Core Scientific common stock nor the issuance by CoreWeave of shares of CoreWeave common stock and CoreWeave warrants in connection with the Merger will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars. In this proxy statement/prospectus, except as otherwise indicated or the context otherwise requires, references to:
•	“closing” refers to the closing of the Merger;
•	“closing date” refers to the date on which the closing occurs;
•	“Core Scientific 2029 Convertible Notes” refers to Core Scientific’s 3.00% Convertible Senior Notes due 2029 issued under the Core Scientific 2029 Notes Indenture;
•
“Core Scientific 2029 Notes Indenture” refers to the Indenture, dated August 19, 2024, between Core Scientific and U.S. Bank Trust Company, National Association, as Trustee, as amended, restated, supplemented or otherwise modified from time to time, governing the terms of the Core Scientific 2029 Convertible Notes;

•	“Core Scientific 2031 Convertible Notes” refers to Core Scientific’s 0.00% Convertible Senior Notes due 2031 issued under the Core Scientific 2031 Notes Indenture;
•
“Core Scientific 2031 Notes Indenture” refers to the Indenture, dated December 5, 2024, between Core Scientific and U.S. Bank Trust Company, National Association, as Trustee, as amended, restated, supplemented or otherwise modified from time to time, governing the terms of the Core Scientific 2031 Convertible Notes;

•	“Core Scientific” refers to Core Scientific, Inc., a Delaware corporation;
•	“Core Scientific board” refers to the board of directors of Core Scientific;
•	“Core Scientific bylaws” refers to the Third Amended and Restated Bylaws of Core Scientific;
•	“Core Scientific certificate of incorporation” refers to the Fourth Amended and Restated Certificate of Incorporation of Core Scientific;
•	“Core Scientific common stock” refers to the common stock, par value $0.00001 par value per share, of Core Scientific;
•	“Core Scientific Convertible Notes” refers to the Core Scientific 2029 Convertible Notes and the Core Scientific 2031 Convertible Notes;
•
“Core Scientific CVR Agreement” refers to the Contingent Value Rights Agreement, dated as of January 23, 2024, by and between Core Scientific and Computershare Inc. and its affiliate, Computershare Trust Company, N.A.;

•	“Core Scientific warrant holders” refers to the holders of Tranche 1 Warrants and Tranche 2 Warrants of Core Scientific, in each case as of immediately prior to the effective time;
•
“Core Scientific Warrant Agreement” or “Warrant Agreement” refers to the Warrant Agreement, dated as of January 23, 2024, by and between Core Scientific and Computershare Inc. and its affiliate, Computershare Trust Company, N.A.;

•	“Core Scientific warrants” refers to the Tranche 1 Warrants and the Tranche 2 Warrants;
•	“CoreWeave” refers to CoreWeave, Inc., a Delaware corporation;
•	“CoreWeave board” refers to the board of directors of CoreWeave;
•	“CoreWeave bylaws” or “amended and restated bylaws” refers to the Amended and Restated Bylaws of CoreWeave;
•	“CoreWeave certificate of incorporation” or “amended and restated certificate of incorporation” refers to the Amended and Restated Certificate of Incorporation of CoreWeave;
•	“CoreWeave common stock” or “Class A common stock” refers to the Class A common stock, par value $0.000005 par value per share, of CoreWeave;
•	“CoreWeave Class B common stock” or “Class B common stock” refers to the Class B common stock, par value $0.000005 par value per share, of CoreWeave;
•	“CoreWeave Class C common stock” or “Class C common stock” refers to the Class C common stock, par value $0.000005 par value per share, of CoreWeave;
•	“CoreWeave warrants” refers to the warrants to purchase CoreWeave common stock registered pursuant to this registration statement on Form S-4;
•	“CVRs” refers to the CVRs as set forth in the Core Scientific CVR Agreement;
•	“DGCL” refers to the Delaware General Corporation Law;
•	“effective time” refers to the effective time of the Merger;
•	“Merger” refers to the merger of Merger Sub with and into Core Scientific, with Core Scientific surviving as a wholly owned subsidiary of CoreWeave;
•	“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of July 7, 2025, by and among CoreWeave, Merger Sub and Core Scientific (as it may be amended from time to time);
•	“Merger Sub” refers to Miami Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of CoreWeave;
•	“New Tranche 1 Warrants” refers to the New Tranche 1 Warrants as set forth in the Core Scientific Warrant Agreement;
•	“New Tranche 2 Warrants” refers to the New Tranche 2 Warrants as set forth in the Core Scientific Warrant Agreement;
•	“SEC” refers to the U.S. Securities and Exchange Commission;
•
“Surviving Corporation” refers to Core Scientific after Merger Sub merges with and into Core Scientific, with Core Scientific surviving the Merger as a wholly owned subsidiary of CoreWeave and as the surviving entity of the Merger;

•	“Tranche 1 Warrants” refers to the Tranche 1 Warrants as set forth in the Core Scientific Warrant Agreement;
•	“Tranche 2 Warrants” refers to the Tranche 2 Warrants as set forth in the Core Scientific Warrant Agreement; and
•	“transactions” refers to each of the transactions contemplated by the Merger Agreement, including the Merger.

Page
QUESTIONS AND ANSWERS	1
SUMMARY	14
The Companies	14
The Merger	14
The Core Scientific Special Meeting	15
What Core Scientific Stockholders Will Receive in the Merger	16
No Dissenters’ or Appraisal Rights	17
Treatment of Core Scientific Equity Awards	17
Recommendation of the Core Scientific Board of Directors	18
Opinions of Core Scientific’s Financial Advisors	18
Ownership of Shares of CoreWeave Common Stock After the Merger	19
Interests of Core Scientific’s Directors and Executive Officers in the Merger	19
Listing of Shares of CoreWeave Common Stock, New Tranche 1 Warrants and New Tranche 2 Warrants and Delisting and Deregistration of Core Scientific Common Stock, Tranche 1 Warrants and Tranche 2 Warrants	19
Completion of the Merger is Subject to Certain Conditions	19
The Merger May Not Be Completed Without All Required Regulatory Approvals	20
No Solicitation by Core Scientific	21
Termination of the Merger Agreement	23
Specific Performance; Remedies	24
Material U.S. Federal Income Tax Consequences of the Merger	24
Accounting Treatment	25
Rights of Core Scientific Stockholders Will Change as a Result of the Merger	25
Litigation Relating to the Merger	25
Risk Factors	25
RISK FACTORS	28
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	89
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	91
Market Prices	91
Dividends	91
Holders	91
THE COMPANIES	92
CoreWeave, Inc.	92
Core Scientific, Inc.	92
Miami Merger Sub I, Inc.	92
INFORMATION ABOUT COREWEAVE, INC.’S BUSINESS	93
COREWEAVE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	123
DIRECTORS AND MANAGEMENT OF COREWEAVE, INC.	151
COREWEAVE, INC. EXECUTIVE COMPENSATION	160
THE CORE SCIENTIFIC SPECIAL MEETING	170
General	170
Date, Time and Place of the Special Meeting	170
Purposes of the Special Meeting	170
Recommendation of the Core Scientific Board	170
Voting by Directors and Executive Officers	171
Attendance at the Special Meeting	171
Record Date	171
Outstanding Shares and Voting Rights of Core Scientific Stockholders	171

i

Stockholder List	171
Quorum; Abstentions and Broker Non-Votes	171
Adjournment	172
Vote Required	172
How to Vote	173
Record Holders	173
Beneficial Owners	173
Proxies and Revocation	174
Inspector of Elections; Tabulation of Votes	174
Solicitation of Proxies	174
Other Matters	175
Householding of Proxy Statement/Prospectus	175
Questions and Additional Information	175
THE MERGER	176
General	176
The Parties	176
CoreWeave, Inc.	176
Core Scientific, Inc.	176
Miami Merger Sub I, Inc.	177
Background of the Merger	177
Certain Relationships between CoreWeave and Core Scientific	185
Recommendation of the Core Scientific Board of Directors and Reasons for the Merger	185
CoreWeave’s Reasons for the Merger	192
Certain Unaudited Prospective Financial Information	192
Opinions of Core Scientific’s Financial Advisors	198
Financing of the Merger	213
Regulatory Approvals Required for the Merger	213
No Dissenters’ or Appraisal Rights	215
U.S. Federal Income Tax Consequences of the Merger	215
Accounting Treatment	216
Procedures for Surrendering Core Scientific Stock Certificates	216
Listing of Shares of CoreWeave Common Stock, New Tranche 1 Warrants and New Tranche 2 Warrants and Delisting and Deregistration of Shares of Core Scientific Common Stock, Tranche 1 Warrants and Tranche 2 Warrants	217
Litigation Relating to the Merger	217
Subsequent Developments	217
THE MERGER AGREEMENT	219
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	250
INTERESTS OF CORE SCIENTIFIC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	253
PROPOSAL I—ADOPTION OF THE MERGER AGREEMENT	257
PROPOSAL II—NON-BINDING ADVISORY VOTE ON TRANSACTION-RELATED COMPENSATION FOR CERTAIN CORE SCIENTIFIC EXECUTIVE OFFICERS	258
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	259
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	265
COREWEAVE’S CONSOLIDATED FINANCIAL STATEMENTS	277
DESCRIPTION OF COREWEAVE CAPITAL STOCK, NEW TRANCHE 1 WARRANTS AND NEW TRANCHE 2 WARRANTS	278
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF COREWEAVE	290
COMPARISON OF STOCKHOLDER RIGHTS	294

ii

iii

QUESTIONS AND ANSWERS
The following are some questions that you, as a stockholder of Core Scientific, may have regarding the Merger and other matters being considered at the special meeting of Core Scientific stockholders (the “Special Meeting”) and brief answers to those questions. To better understand these matters, and for a description of the legal terms governing the Merger, Core Scientific urges you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the other matters being considered at the Special Meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus and the documents incorporated by reference in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus.
Q:	Why am I receiving this document?
A:
CoreWeave, Merger Sub and Core Scientific have entered into the Merger Agreement, providing for the merger of Merger Sub with and into Core Scientific, with Core Scientific surviving the Merger as a wholly owned subsidiary of CoreWeave. In order to complete the Merger, Core Scientific stockholders must approve Merger Agreement Proposal and all other conditions to the Merger must be satisfied or (to the extent permitted by applicable law) waived.

Core Scientific will hold the Special Meeting to obtain approval of the Merger Agreement Proposal and approvals with respect to certain other related matters. This proxy statement/prospectus, which you should read carefully, contains important information about the Merger and other matters being considered at the Special Meeting.
This document is being delivered to you as both a proxy statement of Core Scientific and a prospectus of CoreWeave in connection with the Merger. It is the proxy statement by which the Core Scientific board is soliciting proxies from Core Scientific stockholders to vote at the Special Meeting, or at any adjournment or postponement of the Special Meeting, on the approval of the Merger Agreement Proposal and the approval of the Advisory Compensation Proposal, each as described more fully herein. In addition, this document is the prospectus by which CoreWeave will issue shares of CoreWeave common stock and CoreWeave warrants to Core Scientific stockholders and warrant holders in the Merger in accordance with the Merger Agreement.
Your vote is important regardless of the number of shares of Core Scientific common stock that you own. We encourage you to vote as soon as possible.
Q:	What is the purpose of the Special Meeting?
A:
At the Special Meeting, holders of Core Scientific common stock as of the Core Scientific record date will act upon all the matters outlined in the Notice of Special Meeting of Stockholders. These include:

1.	a proposal to adopt the Merger Agreement (the “Merger Agreement Proposal”); and
2.
a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Core Scientific’s named executive officers that is based on or otherwise related to the Merger (the “Advisory Compensation Proposal”).

Q:	What is a proxy and how does it work?
A:
The Core Scientific board is asking for your proxy. A “proxy” is your legal designation of another person to vote the stock you own in the manner you direct. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By giving your proxy to the persons named as proxy holders in the proxy card accompanying this proxy statement/prospectus, you authorize them to vote your shares of Core Scientific common stock at the Special Meeting in the manner you direct. You may cast votes “FOR,” “AGAINST” or “ABSTAIN” with respect to both, either or neither of the matters the Core Scientific board is submitting to a vote of holders of Core Scientific common stock at the Special Meeting.

If you complete and submit your proxy in one of the manners described below, but do not specify how to vote, the proxy holders will vote your shares “FOR” each of the proposals described below.

Q:	Who is soliciting my vote?
A:
The Core Scientific board is soliciting your proxy. Core Scientific will pay for the proxy solicitation costs related to the Special Meeting. In addition to sending and making available these materials, some of Core Scientific’s directors, officers and other employees may solicit proxies by contacting Core Scientific stockholders by telephone, by mail, by e-mail or online. Core Scientific stockholders may also be solicited by, among others, news releases issued by Core Scientific and/or CoreWeave, postings on Core Scientific’s or CoreWeave’s websites and social media accounts and advertisements in periodicals. None of Core Scientific’s directors, officers or employees will receive any extra compensation for their solicitation services. Core Scientific has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, MacKenzie Partners, Inc. will receive a fee not to exceed $175,000, plus reasonable out-of-pocket expenses and fees for any additional services. Core Scientific may also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Core Scientific common stock and obtaining their proxies.

Q:	What will Core Scientific stockholders receive for their shares of Core Scientific common stock in the Merger?
A:
At the effective time, by virtue of the Merger, each share of Core Scientific common stock (other than each share of Core Scientific common stock held in treasury or held or owned by Core Scientific, CoreWeave or Merger Sub immediately prior to the effective time) outstanding immediately prior to the effective time will be cancelled and converted into the right to receive 0.1235 fully paid and non-assessable shares of CoreWeave common stock. No fractional shares of CoreWeave common stock will be delivered to any holder of shares of Core Scientific common stock upon completion of the Merger. Instead, all fractional shares of CoreWeave common stock that a holder of shares of Core Scientific common stock would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such holder will be entitled to receive the cash proceeds from the sale of such fractional share by the exchange agent for the account of such holder, without interest and subject to any applicable withholding taxes, in accordance with the Merger Agreement.

Although the number of shares of CoreWeave common stock that Core Scientific stockholders will receive in the Merger is fixed, the market value of the Merger Consideration will fluctuate with the market price of CoreWeave common stock and will not be known at the time that holders of Core Scientific common stock vote to adopt the Merger Agreement. Based on the closing price of CoreWeave common stock on the Nasdaq Stock Market LLC (“Nasdaq”) on July 3, 2025, the last trading day prior to the announcement of the Merger Agreement, the 0.1235 exchange ratio represented approximately $20.40 in implied value for each share of Core Scientific common stock. Based on CoreWeave’s closing price on September 25, 2025 of $126.66, the 0.1235 exchange ratio represented approximately $15.64 in implied value for each share of Core Scientific common stock. The market price of CoreWeave common stock when Core Scientific stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of CoreWeave common stock on the date of this proxy statement/prospectus or at the time of the Special Meeting.
Q:	How will the Merger affect Core Scientific equity awards?
A:	At or immediately prior to the effective time:
•
each award of restricted stock units of Core Scientific (each a “Core Scientific RSU Award”) that is outstanding as of immediately prior to the effective time and held by certain specified individuals, including Adam Sullivan, Jim Nygaard and Todd M. DuChene (each, a “Specified Individual”) or a non-employee member of the Core Scientific board will fully vest and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying such Core Scientific RSU Award as of immediately prior to the effective time, multiplied by (y) the exchange ratio;

•
all other Core Scientific RSU Awards (other than Core Scientific PSU Awards) that are outstanding immediately prior to the effective time (each, an “Unvested Core Scientific RSU Award”) will each be canceled and converted into a restricted stock unit award with respect to a number of shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying such Unvested Core Scientific RSU Award as of immediately prior to the effective time, multiplied by (y) the exchange ratio (each a “CoreWeave Rollover RSU Award”), and each such CoreWeave Rollover RSU Award will otherwise continue to be subject to the same terms and conditions (including vesting schedule and treatment on termination of employment) as were applicable to the corresponding Unvested Core Scientific RSU Award prior to the effective time;
•
each Core Scientific RSU Award that vests or is earned subject to the achievement of performance conditions and that is outstanding immediately prior to the effective time (each a “Core Scientific PSU Award”) and held by a Specified Individual will fully vest and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying such Core Scientific PSU Award as of immediately prior to the effective time (which number will be determined by deeming the applicable performance level to equal 300%), multiplied by (y) the exchange ratio;

•
all other Core Scientific PSU Awards that are outstanding immediately prior to the effective time will each be cancelled and converted into a time-based restricted stock unit award with respect to a number of shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying a Core Scientific PSU Award as of immediately prior to the effective time assuming a performance level of 300% multiplied by (y) the exchange ratio (each a “CoreWeave Rollover PSU Award”), and each such CoreWeave Rollover PSU Award will otherwise continue to be subject to the same terms and conditions (including service-based vesting and forfeiture conditions) as were applicable to the corresponding Core Scientific PSU Award immediately prior to the effective time (other than the applicable performance conditions);

•
each option to purchase shares of Core Scientific common stock (each a “Core Scientific Option”) that is outstanding and unexercised as of immediately prior to the effective time that has a per share exercise price that is less than (x) the exchange ratio multiplied by (y) the average of the volume weighted average trading prices of CoreWeave common stock on each of the five consecutive trading days ending on (and including) the last trading day prior to the date of the effective time (the “Per Core Scientific Share Price”) (each an “In the Money Option”) will be cancelled and converted into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of CoreWeave common stock equal to (x) the quotient obtained by dividing (a) the product obtained by multiplying (A) the excess, if any, of the Per Core Scientific Share Price over the exercise price per share of Core Scientific common stock subject to such Core Scientific Option immediately prior to the effective time by (B) the number of shares of Core Scientific common stock subject to such Core Scientific Option immediately prior to the effective time by (b) the Per Core Scientific Share Price multiplied by (y) the exchange ratio; and

•
each Core Scientific Option that is not an In the Money Option and that is outstanding and unexercised as of immediately prior to the effective time will be cancelled at the effective time with no consideration payable in respect of such Core Scientific Option.

Q:	What will Core Scientific warrant holders receive for their Tranche 1 Warrants and Tranche 2 Warrants in the Merger?
A:
At the effective time, each (i) Tranche 1 Warrant will be automatically redeemed in exchange for the right to receive a New Tranche 1 Warrant exercisable for a number of shares of CoreWeave common stock (subject to cashless exercise as described below) equal to (a) the number of Warrant Shares (as defined in the Core Scientific Warrant Agreement) underlying such Tranche 1 Warrant, multiplied by (b) the exchange ratio, with such New Tranche 1 Warrant having an exercise price equal to (x) the Tranche 1 Exercise Price (as defined in the Core Scientific Warrant Agreement) in effect immediately prior to the effective time divided by (y) the exchange ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants and (ii) Tranche 2 Warrant will be converted into a non-penny Converted Tranche 2 Warrant (as defined in the Core Scientific Warrant Agreement) with an exercise price of $7.50 per Warrant Share (subject to adjustment on the terms set forth in the Core Scientific Warrant Agreement), which Converted Tranche 2 Warrant will be automatically redeemed in exchange for the right to receive a New Tranche 2 Warrant exercisable for a number of shares of CoreWeave common stock (subject to cashless exercise as described below) equal to (a) the number of Warrant Shares underlying the Converted Tranche 2 Warrant, multiplied by (b) the exchange ratio, with such New Tranche 2 Warrant having an exercise price equal to (x) $7.50 per Warrant Share divided by (y) the exchange ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants. Both the New Tranche 1 Warrants and New Tranche 2 Warrants will be exercisable only on a cashless basis, pursuant to which the holder will be entitled to receive a number of shares of CoreWeave common stock equal to the total number of shares of CoreWeave common stock underlying the warrants being exercised multiplied by a fraction equal to (x) the current market price (as of the business day immediately preceding the date on which the exercise notice was delivered) of one share of CoreWeave common stock, minus the applicable exercise price, divided by (y) such current market price.
As of September 9, 2025, Core Scientific had 97,432,201 outstanding Tranche 1 Warrants exercisable for 97,432,201 shares of Core Scientific common stock at $6.81 per share and 12,118,829 outstanding Tranche 2 Warrants exercisable for 12,118,829 shares of Core Scientific common stock at $0.01 per share. Based on the number of Core Scientific warrants outstanding as of September 9, 2025, and assuming no events occur requiring any adjustment to the number of shares underlying each Tranche 1 Warrant or Tranche 2 Warrant or the exercise price therefor prior to the Merger, the New Tranche 1 Warrants will be exercisable for up to 12,032,877 shares of CoreWeave Class A common stock at an exercise price of $55.141700 per share, and the New Tranche 2 Warrants will be exercisable for up to 1,496,676 shares of CoreWeave Class A common stock at an exercise price of $60.728745 per share, in each case, prior to giving effect to any effective reduction in share issuance that the cashless exercise mechanism described above may have.
Q:	How will the Merger affect the Core Scientific 2029 Convertible Notes and 2031 Convertible Notes?
A:
Holders of the Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes may convert their Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes, as applicable, only under the following circumstances: (i) during the calendar quarter commencing after any quarter in which the last reported sale price of Core Scientific common stock for at least 20 of the last 30 consecutive trading days of such quarter exceeds 130% of the conversion price; (ii) during the five consecutive business days following any 10 consecutive trading day period when the trading price of the relevant notes is less than 98% of the product of the last reported sales price of Core Scientific common stock and the conversion rate on each such trading day; (iii) upon the occurrence of specified corporate events, including in connection with most mergers or changes of control (including the Merger) or significant distributions made on Core Scientific common stock; (iv) upon notice of redemption by Core Scientific; and (v) on or after June 1, 2029 or March 17, 2031, respectively, until the close of business of the scheduled trading day immediately before the applicable maturity date. Whether or not the Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes are otherwise then convertible, the consummation of the Merger will permit holders to convert their convertible notes as described in clause (iii) of the preceding sentence for a period of time set forth in the Core Scientific 2029 Notes Indenture and the Core Scientific 2031 Notes Indenture, as applicable.

Prior to the effective time, Core Scientific will enter into one or more supplemental indentures, with CoreWeave added as a full and unconditional guarantor, to the Core Scientific 2029 Notes Indenture and Core Scientific 2031 Notes Indenture, pursuant to which the right of the holders of then-outstanding Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes to convert their convertible notes into shares of Core Scientific common stock, cash or a combination thereof (at Core Scientific’s election) will be converted into a right to convert their convertible notes into a number of shares of CoreWeave common stock, cash or a combination thereof (at Core Scientific’s election), as determined, after giving effect to the exchange ratio, in accordance with and as required by the terms of the Core Scientific 2029 Notes Indenture and Core Scientific 2031 Notes Indenture, as applicable.
Because the consideration to Core Scientific stockholders for the Merger will consist solely of CoreWeave common stock (together with cash proceeds in lieu of any fractional shares), the Merger will not give rise to a “fundamental change” or a “make-whole fundamental change” under the terms of the Core Scientific 2029 Notes Indenture and Core Scientific 2031 Notes Indenture. As a result, holders of the Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes will not be entitled to exercise their right to require Core Scientific to repurchase their convertible notes on account of a fundamental change or to receive an increased “make-whole” conversion rate for a conversion of their convertible notes in connection with the Merger.

Q:	If I am a holder of Core Scientific common stock, how will I receive the Merger Consideration to which I am entitled?
A:
The conversion of Core Scientific common stock into the right to receive the Merger Consideration will occur automatically upon the completion of the Merger. Promptly following the effective time, the exchange agent will mail to the record holders of any certificate formerly representing any share of Core Scientific common stock: (i) a letter of transmittal in customary form containing such provisions as CoreWeave and Core Scientific may reasonably specify (including a provision that delivery of certificates will be effected, and risk of loss and title to shares of Core Scientific common stock will pass, only upon delivery of such certificates to the exchange agent) and (ii) instructions for use in effecting the surrender of certificates in exchange for the Merger Consideration. Upon surrender of a certificate to the exchange agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the exchange agent or CoreWeave, the holder of such certificate will be entitled to receive (A) a certificate or evidence of shares in book-entry form representing the number of whole shares of CoreWeave common stock that such holder has the right to receive pursuant to the Merger Agreement and (B) cash in lieu of any fractional shares of CoreWeave common stock pursuant to the Merger Agreement. Any such certificate so surrendered will immediately be cancelled.

With respect to book-entry shares held through the Depository Trust Company (“DTC”), the exchange agent will transmit to DTC or its nominees as soon as practicable after the effective time, but in any event within five business days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Share Consideration and cash in lieu of fractional shares otherwise payable to such holder of uncertificated shares.
With respect to book-entry shares not held through DTC (each, a “Non-DTC Book-Entry Share”), the exchange agent will pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the effective time, but in any event within five business days thereafter, the applicable Share Consideration and a check in the amount (after giving effect to any required tax withholdings) of any cash in lieu of fractional shares of CoreWeave common stock otherwise payable to such holder of book-entry shares, and each Non-DTC Book-Entry Share will be promptly cancelled by the exchange agent.
Q:	Who will own CoreWeave common stock immediately following the transactions?
A:
CoreWeave and Core Scientific estimate that, based on the outstanding shares of CoreWeave and Core Scientific common stock as of September 9, 2025, as of immediately following completion of the Merger, holders of CoreWeave common stock as of immediately prior to the Merger will hold approximately 90.6% and holders of Core Scientific common stock as of immediately prior to the Merger will hold approximately 9.4% of the outstanding shares of CoreWeave common stock.

Q:	How important is my vote?
A:
Your vote “FOR” each proposal presented at the Special Meeting is very important regardless of the number of shares of Core Scientific common stock that you own, and you are encouraged to submit a proxy or proxies as soon as possible.

Q:	What vote is required to approve each proposal at the Special Meeting?
A:
Approval of the Merger Agreement Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Core Scientific common stock as of the Core Scientific record date and entitled to vote thereon. The required vote on the Merger Agreement Proposal is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Core Scientific stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Core Scientific stockholder will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Approval of the Advisory Compensation Proposal requires the affirmative vote of the holders of a majority of the votes cast on such matter, voting affirmatively or negatively (excluding abstentions and broker non-votes), where a quorum is present. The required vote on the Advisory Compensation Proposal is based on the number of shares actually voted—not the number of outstanding shares of Core Scientific common stock entitled to be voted thereon. Abstentions from voting by a Core Scientific stockholder attending the Special Meeting or a failure to attend the Special Meeting virtually or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, those shares will not be counted as present or represented by proxy at the Special Meeting and, as a result, will have no effect on the outcome of the vote on the Advisory Compensation Proposal. While the Core Scientific board intends to consider the vote resulting from the Advisory Compensation Proposal, the vote is advisory only and therefore not binding on Core Scientific, and, if the proposed Merger Agreement is adopted by Core Scientific stockholders and the Merger is consummated, the compensation that is the subject of the Advisory Compensation Proposal, including amounts Core Scientific is contractually obligated to pay, will be payable even if the Advisory Compensation Proposal is not approved.
See the section titled “The Core Scientific Special Meeting—Vote Required” beginning on page 172 of this proxy statement/prospectus.
Q:	How does the Core Scientific board recommend that I vote?
A:
At a meeting held on July 7, 2025, the Core Scientific board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and conditions set forth in the Merger Agreement, were fair to and in the best interests of Core Scientific and its stockholders, (ii) approved and deemed advisable the execution and delivery of the Merger Agreement, the performance by Core Scientific of its covenants and agreements contained in the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Core Scientific stockholders and resolved to recommend that Core Scientific stockholders approve the Merger and adopt the Merger Agreement.

Accordingly, the Core Scientific board unanimously recommends that holders of Core Scientific common stock vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.
Q:	Why am I being asked to consider and vote on the Advisory Compensation Proposal?
A:
Under SEC rules, Core Scientific is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Core Scientific’s named executive officers that is based on or otherwise related to the Merger. See the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger” beginning on page 253 of this proxy statement/prospectus.

Q:	Are there any Core Scientific stockholders who have already committed to voting in favor of the Merger Agreement Proposal at the Special Meeting?
A:
At the close of business on September 19, 2025, Core Scientific’s directors and executive officers had the right to vote approximately 2,589,638 shares of the then-outstanding Core Scientific common stock, collectively representing approximately 0.8% of the Core Scientific common stock outstanding and entitled to vote on that date.

Q:	Will the CoreWeave common stock, New Tranche 1 Warrants and New Tranche 2 Warrants issued at the time of completion of the Merger be traded on an exchange?
A:
It is a condition to the consummation of the Merger that the shares of CoreWeave common stock to be issued to Core Scientific stockholders in connection with the Merger be approved for listing on the Nasdaq, subject to official notice of issuance. CoreWeave will use its reasonable best efforts to cause the New Tranche 1 Warrants and New Tranche 2 Warrants to be issued to Core Scientific warrant holders in connection with the Merger to be listed on the Nasdaq, subject to official notice of issuance, as promptly as practicable after the date of the Merger Agreement, and in any event prior to the effective time.

Q:	How will CoreWeave stockholders be affected by the Merger?
A:
Upon completion of the Merger, each CoreWeave stockholder will hold the same number of shares of CoreWeave stock that such stockholder held immediately prior to completion of the Merger. As a result of the Merger, CoreWeave stockholders will own shares in a larger consolidated company with more assets. However, because CoreWeave will be issuing additional shares of CoreWeave common stock to Core Scientific stockholders in exchange for their shares of Core Scientific common stock in connection with the Merger, each outstanding share of CoreWeave common stock, as of immediately prior to the Merger, will represent a smaller percentage of the aggregate number of shares of CoreWeave common stock outstanding after the Merger.
Q:	What are the material U.S. federal income tax consequences of the Merger to U.S. holders of shares of Core Scientific common stock?
A:
Core Scientific and CoreWeave intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. Assuming the Merger so qualifies, U.S. holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”) of shares of Core Scientific common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of CoreWeave common stock in exchange for Core Scientific common stock in the Merger, other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of CoreWeave common stock.

In connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, each of Wachtell, Lipton, Rosen & Katz, counsel to Core Scientific, and Davis Polk & Wardwell LLP, counsel to CoreWeave, will deliver a legal opinion to the effect that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. An opinion that the Merger “should” qualify as a reorganization within the meaning of Section 368(a) of the Code expresses a level of comfort that is stronger than “more likely than not” but less than “will.” Counsel is unable to provide a higher degree of certainty because there is no administrative or judicial authority that directly addresses facts similar to those of this transaction, including with respect to the federal income tax treatment of the Tranche 2 Warrants. Nonetheless, counsel believes that its opinion is justified based on the existing authorities.
The material U.S. federal income tax consequences of the Merger to U.S. holders are discussed in more detail in the section titled “Material U.S. Federal Income Tax Consequences of the Merger.” The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger. Such consequences may vary with, or be dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.
Tax matters are complicated and the tax consequences of the Merger will depend on the facts of your own situation. You are urged to consult your own tax advisor as to the specific tax consequences of the Merger to you in your particular circumstances.
Q:	When do CoreWeave and Core Scientific expect to complete the Merger?
A:
CoreWeave and Core Scientific currently expect to complete the Merger in the fourth quarter of 2025, subject to timing of satisfaction of closing conditions to the Merger. However, neither CoreWeave nor Core Scientific can predict the actual date on which the Merger will be completed, nor can the parties provide any assurance that the Merger will be completed. See the section titled “Risk Factors,” “The Merger—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on pages 28, 213 and 224, respectively, of this proxy statement/prospectus.

Q:	Is the completion of the Merger subject to any conditions?
A:
Yes. CoreWeave, Merger Sub and Core Scientific are not required to complete the Merger unless certain conditions are satisfied or waived (to the extent permitted by applicable law). These conditions include, among others, the affirmative vote of the holders of a majority of the issued and outstanding shares of Core Scientific common stock entitled to vote at the Special Meeting adopting the Merger Agreement and the expiration or termination of any applicable waiting period (or any extension thereof, including any commitment to, or agreement with, any governmental body to delay the consummation of, or not to consummate before a certain date, the Merger) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (see the section titled “The Merger Agreement—Regulatory Approvals” beginning on page 240 of this proxy statement/prospectus). For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the Merger, see the sections titled “The Merger Agreement—Conditions to the Consummation of the Merger” and “The Merger—Regulatory Approvals Required for the Merger” beginning on pages 224 and 213, respectively, of this proxy statement/prospectus.
Q:	What happens if the Merger is not completed?
A:
In the event that the Merger Agreement is not adopted by Core Scientific’s stockholders at the Special Meeting or the Merger is not completed for any other reason, Core Scientific’s stockholders will not receive any consideration for shares of Core Scientific common stock they own. Instead, Core Scientific will remain an independent public company, Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants will each continue to be listed and traded on Nasdaq and registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Core Scientific will continue to file periodic reports with the Securities and Exchange Commission (the “SEC”) on account of Core Scientific common stock. If the Merger is not completed for any reason, including as a result of Core Scientific stockholders failing to approve the Merger Agreement Proposal, the ongoing businesses of Core Scientific may be adversely affected, and the anticipated benefits of having completed the Merger will not be realized. See the section titled “Risk Factors—Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Core Scientific and CoreWeave” beginning on page 35 of this proxy statement/prospectus.

Under specified circumstances, Core Scientific may be required to pay a termination fee upon termination of the Merger Agreement, in the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 246 of this proxy statement/prospectus.
Q:	When and where is the Special Meeting?
A:
The Special Meeting will be a virtual only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/CORZ2025SM starting at 10:00 a.m., Eastern Time (with log-in beginning at 9:45 a.m., Eastern Time) on October 30, 2025. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

To attend the virtual Special Meeting, you must be a stockholder on the record date and have previously registered to attend the meeting. Register to attend the Special Meeting on or before 10:00 a.m., Eastern Time on October 29, 2025 by visiting www.proxyvote.com. You will need the 16-digit control number found on your WHITE proxy card or WHITE voting instruction form. You will receive a confirmation e-mail with information on how to attend the meeting. After you have registered, you will be able to participate in the Special Meeting by visiting www.virtualshareholdermeeting.com/CORZ2025SM and entering the same 16-digit control number you used to preregister and as shown in your confirmation e-mail. Beneficial stockholders who do not have a 16-digit control number should follow the instructions provided on the voting instruction form provided by your broker, bank, or other nominee. In addition to registering for the meeting, beneficial holders that wish to vote at the meeting must obtain a legal proxy from their bank, broker, or other nominee prior to the meeting. You will need to have an electronic image (such as a pdf file or scan) of the legal proxy with you if you are voting at the meeting.
Q:	Who can vote at, and what is the record date of, the Special Meeting?
A:
All Core Scientific stockholders who hold shares of Core Scientific common stock of record at the close of business on September 19, 2025, the record date for the Special Meeting (the “Core Scientific record date”), are entitled to receive notice of, and to vote, at the Special Meeting or any adjournments or postponements thereof.

Q:	How many votes may I cast?
A:
Each issued and outstanding share of Core Scientific common stock entitles its holder of record to one vote on each matter to be considered at the Special Meeting. The Core Scientific stockholders of record on the Core Scientific record date are the only Core Scientific stockholders that are entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof.

Q:	What constitutes a quorum at the Special Meeting?
A:	In order for business to be conducted at the Special Meeting, a quorum must be present. A quorum at the Special

Meeting requires the presence of the holders of a majority of the voting power of the outstanding shares of Core Scientific common stock entitled to vote, present in person, by remote communication or by proxy at the Special Meeting.
For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.
Q:	What do I need to do now?
A:
After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please submit your proxy via the internet or by telephone in accordance with the instructions set forth on the enclosed proxy card or voting instruction form you received, or complete, sign, date and return the enclosed proxy card or voting instruction form in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Special Meeting.

Additional information on voting procedures can be found under the section titled “The Core Scientific Special Meeting” beginning on page 170 of this proxy statement/prospectus.
Q:	How will my proxy be voted?
A:
If you submit your proxy via the internet, by telephone or by completing, signing, dating and returning the enclosed proxy card or voting instruction form, your proxy will be voted in accordance with your instructions. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy card will be voted in accordance with the recommendation of the Core Scientific board.

Additional information on voting procedures can be found under the section titled “The Core Scientific Special Meeting” beginning on page 170 of this proxy statement/prospectus.
Q:	Who will count the votes?
A:	The votes at the Special Meeting will be counted by an individual designated by the Core Scientific board to serve as inspector of election.
Q:	How do I vote my shares if I am a stockholder of record?
A:	Core Scientific stockholders of record at the close of business on September 19, 2025 may vote in one of the following ways:
•
Internet: Core Scientific stockholders of record may submit their proxy over the internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time, on October 29, 2025. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Core Scientific stockholders who submit a proxy this way need not send in their proxy card by mail.

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Telephone: Core Scientific stockholders of record may submit their proxy by calling 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time, on October 29, 2025. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Core Scientific stockholders who submit a proxy this way need not send in their proxy card by mail.

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Mail: Core Scientific stockholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this proxy statement/prospectus. Core Scientific stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Special Meeting.

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Online During the Virtual Meeting: Core Scientific stockholders of record may attend the virtual Special Meeting by entering his, her or its unique 16-digit control number and vote online; attendance at the virtual Special Meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

If you are a beneficial holder of Core Scientific common stock, you are invited to attend the Special Meeting; however, because you are not a stockholder of record, you may not vote your shares at the Special Meeting unless you obtain a valid legal proxy from your broker, bank or other nominee that is the stockholder of record with respect to your shares of Core Scientific common stock. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a proxy form.
Q:	How can I vote during the Special Meeting?
A:
All stockholders of record may vote online during the Special Meeting. Street name holders may vote online during the Special Meeting only if they obtain a valid legal proxy from their broker, bank or other nominee that is the stockholder of record with respect to their shares of Core Scientific common stock. Street name holders must follow the instructions from their broker or bank included with these proxy materials or contact their broker or bank to request a proxy form.

Whether you plan to attend the Special Meeting or not, we encourage you to vote by proxy as soon as possible.
Q:	Who do I contact if I am encountering difficulties attending the Special Meeting online?
A:
If you encounter any difficulties while accessing the virtual meeting during the check-in or meeting time, a technical assistance phone number will be made available on the virtual meeting registration page 15 minutes prior to the start of the meeting. Please give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

Q:	What should I do if I receive more than one set of voting materials for the Special Meeting?
A:
You may receive more than one set of voting materials for the Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Core Scientific common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record of Core Scientific common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:	What’s the difference between holding shares as a stockholder of record and holding shares as a beneficial owner?
A:
If your shares of Core Scientific common stock are registered directly in your name with Core Scientific’s transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this proxy statement/prospectus and your proxy card have been sent directly to you by Core Scientific.

If your shares of Core Scientific common stock are held through a bank, broker or other nominee, you are considered the beneficial owner of shares of Core Scientific common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the Special Meeting. But, because you are not the stockholder of record, you may not vote your shares at the Special Meeting unless you obtain a valid legal proxy from your broker, bank or other nominee that is the stockholder of record with respect to your shares of Core Scientific common stock. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a proxy form.
Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?
A:
No. If your shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. The availability of the Internet or telephonic voting will depend on your broker’s, bank’s or other nominee’s voting process. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form. To vote in real time at the Special Meeting, you must obtain a valid legal proxy from your broker, bank or other nominee. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a proxy form.
You should instruct your broker, bank or other nominee how to vote your shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee has discretionary authority to vote on proposals that are considered routine but does not have discretionary authority to vote your shares on proposals that are considered non-routine, and each of the proposals to be voted on at the Special Meeting is considered non-routine. As a result, no broker will be permitted to vote your shares at the Special Meeting without receiving instructions from you. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.
Therefore, if you are a Core Scientific stockholder whose shares of common stock are held in street name and you do not instruct your broker, bank or other nominee on how to vote your shares:
•	your broker, bank or other nominee may not vote your shares on the Merger Agreement Proposal, which will have the same effect as a vote “AGAINST” such proposal; and
•	your broker, bank or other nominee will not be permitted to vote your shares on the Advisory Compensation Proposal, which will have no effect on the vote count for such proposal.
A quorum at the Special Meeting requires the presence of the holders of a majority of the voting power of the outstanding shares of Core Scientific common stock entitled to vote, present in person, by remote communication or by proxy at the Special Meeting. For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes.
Additional information on voting procedures can be found under the section titled “The Core Scientific Special Meeting” beginning on page 170 of this proxy statement/prospectus.
Q:	I am a Core Scientific stockholder and I received a proxy card from someone other than Core Scientific. Should I sign and mail it?
A:
It is recommended that you disregard any proxy card sent to you by or on behalf of any other person other than Core Scientific, including any gold proxy card and solicitation materials that may be sent to you by or on behalf of Two Seas, which is soliciting proxies to vote against the Merger Agreement Proposal and the Advisory Compensation Proposal. If you have submitted such a proxy card (including a gold proxy card), it is recommended that you subsequently recast your vote as instructed on the WHITE proxy card mailed to you by Core Scientific, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted and such proxy will be counted only if it has been received by 11:59 p.m., Eastern Time on October 29, 2025. If you have any questions or need assistance, please contact MacKenzie Partners, Inc. toll free at (800) 322-2885 or by e-mail at proxy@mackenziepartners.com.

Q:	What do I do if I am a Core Scientific stockholder and I want to revoke my proxy?
A:	Core Scientific stockholders of record may revoke their proxies at any time before their shares of Core Scientific common stock are voted at the Special Meeting in any of the following ways:
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delivering written notice of revocation of the proxy to Core Scientific’s corporate secretary at Core Scientific’s principal executive offices at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, by no later than 11:59 p.m., Eastern Time on October 29, 2025;

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delivering another proxy with a later date to Core Scientific’s corporate secretary at Core Scientific’s principal executive offices at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, by no later than 11:59 p.m., Eastern Time on October 29, 2025 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

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submitting another proxy again via the internet or by telephone at a later date, by no later than 11:59 p.m., Eastern Time on October 29, 2025 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

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attending the Special Meeting virtually, using his, her or its unique 16-digit control number and voting their shares online during the meeting; attendance at the virtual Special Meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Core Scientific corporate secretary before the proxy is exercised or unless you vote your shares online during the Special Meeting.

If a Core Scientific stockholder holds shares through a bank, broker or other nominee, such stockholder may change or revoke his, her or its voting instructions before the Special Meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before 11:59 p.m., Eastern Time on October 29, 2025.
Additional information can be found under the section titled “The Core Scientific Special Meeting” beginning on page 170 of this proxy statement/prospectus.
Q:	What happens if I sell or otherwise transfer my shares of Core Scientific common stock before the Special Meeting?
A:
The Core Scientific record date is prior to the date of the Special Meeting. If you sell or otherwise transfer your shares of Core Scientific common stock after the Core Scientific record date but before the Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Core Scientific common stock, you will retain your right to vote such shares at the Special Meeting but will otherwise transfer ownership of and the economic interest in your shares of Core Scientific common stock.

Q:	What happens if I sell or otherwise transfer my shares of Core Scientific common stock before the completion of the Merger?
A:
Only holders of shares of Core Scientific common stock at the effective time will become entitled to receive the Merger Consideration. If you sell your shares of Core Scientific common stock prior to the completion of the Merger, you will not be entitled to receive the Merger Consideration by virtue of the Merger.

Q:	Do any of the officers or directors of Core Scientific have interests in the Merger that may differ from or be in addition to my interests as a Core Scientific stockholder?
A:
In considering the recommendation of the Core Scientific board that Core Scientific stockholders vote to approve the Merger Agreement Proposal and to approve the Advisory Compensation Proposal, Core Scientific stockholders should be aware that certain of Core Scientific’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Core Scientific stockholders generally. These interests may include, among others:

•	the treatment of outstanding equity awards described in the section entitled “The Merger Agreement—Treatment of Core Scientific Equity Awards” beginning on page 221 of this proxy statement/prospectus;
•	severance payments and benefits to certain Core Scientific executive officers under their individual letter agreements;
•	agreements with certain Core Scientific executive officers providing for excise tax reimbursements;
•	payment of annual cash incentive bonuses for fiscal year 2025 if such bonuses have not been paid prior to the effective time; and
•	continued indemnification and directors’ and officers’ liability insurance.
The Core Scientific board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, in approving the Merger Agreement and in recommending the approval of the Merger Agreement Proposal and Advisory Compensation Proposal.
For more information and quantification of these interests, see the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger” beginning on page 253 of this proxy statement/prospectus.
Q:	Where can I find voting results of the Special Meeting?
A:	Core Scientific intends to publish the final results in a Current Report on Form 8-K that will be filed with the

SEC following the Special Meeting. All reports that Core Scientific and CoreWeave file with the SEC are publicly available when filed. See the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus.
Q:	Do Core Scientific stockholders have dissenters’ or appraisal rights?
A:
Core Scientific stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger. See the section titled “The Merger—No Dissenters’ or Appraisal Rights” beginning on page 215 of this proxy statement/prospectus.

Q:	How can I find more information about CoreWeave and Core Scientific?
A:
You can find more information about CoreWeave and Core Scientific from various sources described in the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus.

Q:	Who can answer any questions I may have about the Special Meeting, the Merger or the transactions contemplated by the Merger Agreement?
A:
If you have any questions about the Special Meeting, the Merger or the other transactions contemplated by the Merger Agreement or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact Core Scientific or Core Scientific’s proxy solicitor:

Core Scientific, Inc.
838 Walker Road, Suite 21-2105
Dover, Delaware 19904
Attention: Investor Relations
(512) 402-5233
ir@corescientific.com

or

MacKenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Call toll free: (800) 322-2885
Email: proxy@mackenziepartners.com

SUMMARY
This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire proxy statement/prospectus, including the attached annexes, and the other documents incorporated by reference into, this proxy statement/prospectus in order to fully understand the Merger Agreement and the Merger. See the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.
THE COMPANIES (See Page 92)
CoreWeave, Inc.
CoreWeave, Inc., which is referred to in this proxy statement/prospectus as CoreWeave, was originally formed as a Delaware limited liability company in 2017 and then converted to a Delaware corporation in 2018. CoreWeave, the AI Hyperscaler™, delivers a cloud platform of cutting-edge software powering the next wave of AI. CoreWeave's technology provides enterprises and leading AI labs with cloud solutions for accelerated computing.
The principal trading market for CoreWeave common stock (NASDAQ: CRWV) is the Nasdaq Stock Market LLC.
The principal executive offices of CoreWeave are located at 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ and its telephone number is (973) 270-9737 and its website is www.coreweave.com.
Core Scientific, Inc.
Core Scientific, Inc., which is referred to in this proxy statement/prospectus as Core Scientific, is a leader in digital infrastructure for high-density colocation services and digital asset mining of bitcoin. Core Scientific operates dedicated, purpose-built facilities for digital asset mining and is a premier provider of digital infrastructure, software solutions and services to its third-party customers.
Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants are traded on the Nasdaq under the symbol “CORZ,” “CORZW” and “CORZZ,” respectively. Following the Merger, Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants will be delisted from the Nasdaq.
Core Scientific’s principal executive offices are located at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, and our telephone number is (512) 402-5233. Its corporate website address is www.corescientific.com.
Additional information about Core Scientific and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus.
Miami Merger Sub I, Inc.
Miami Merger Sub I, Inc., which is referred to in this proxy statement/prospectus as Merger Sub, is a Delaware corporation and a wholly owned subsidiary of CoreWeave. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.
Merger Sub was formed in the State of Delaware on July 2, 2025. The principal executive offices of Merger Sub are located at 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ and its telephone number is (973) 270-9737.
THE MERGER (See Page 176)
CoreWeave, Merger Sub and Core Scientific have entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, in the Merger, Merger Sub will be merged with and into Core Scientific, with Core Scientific continuing as the Surviving Corporation. Following completion of the Merger, Core Scientific will be a wholly owned subsidiary of CoreWeave. In connection with the Merger, Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants will be delisted from the Nasdaq and deregistered under the Exchange Act.
A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You should read the Merger Agreement carefully because it is the legal document that governs the Merger.

THE CORE SCIENTIFIC SPECIAL MEETING (See Page 170)
Date, Time and Location. The Special Meeting will be a virtual meeting conducted exclusively via live webcast starting at 10:00 a.m., Eastern Time (with log-in beginning at 9:45 a.m., Eastern Time) on October 30, 2025. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.
To attend the virtual Special Meeting, you must be a stockholder on the record date and have previously registered to attend the meeting. Register to attend the Special Meeting on or before 10:00 a.m., Eastern Time on October 29, 2025 by visiting www.proxyvote.com. You will need the 16-digit control number found on your WHITE proxy card or WHITE voting instruction form. You will receive a confirmation e-mail with information on how to attend the meeting. After you have registered, you will be able to participate in the Special Meeting by visiting www.virtualshareholdermeeting.com/CORZ2025SM and entering the same 16-digit control number you used to preregister and as shown in your confirmation e-mail. Beneficial stockholders who do not have a 16-digit control number should follow the instructions provided on the voting instruction form provided by your broker, bank, or other nominee. In addition to registering for the meeting, beneficial holders that wish to vote at the meeting must obtain a legal proxy from their bank, broker, or other nominee prior to the meeting. You will need to have an electronic image (such as a pdf file or scan) of the legal proxy with you if you are voting at the meeting.
Purposes of the Special Meeting. The Special Meeting is being held to consider and vote upon the following proposals:
•
Proposal 1—the Merger Agreement Proposal: to adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and the material provisions of which are summarized in the section titled “The Merger Agreement” beginning on page 219 of this proxy statement/prospectus, pursuant to which, among other things, Merger Sub will merge with and into Core Scientific and each outstanding share of Core Scientific common stock will be converted into the right to receive 0.1235 shares of CoreWeave common stock.

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Proposal 2—the Advisory Compensation Proposal: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Core Scientific’s named executive officers that is based on or otherwise related to the Merger, the estimated value of which is disclosed in the table in the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Core Scientific’s Named Executive Officers” beginning on page 255 of this proxy statement/prospectus.

Core Scientific Record Date; Stockholders Entitled to Vote. The record date for the determination of Core Scientific stockholders entitled to notice of, and to vote at, the Special Meeting is the close of business on September 19, 2025. Only Core Scientific stockholders who held Core Scientific common stock of record on the Core Scientific record date are entitled to vote at the Special Meeting or any adjournments or postponements of the Special Meeting. Each issued and outstanding share of Core Scientific common stock as of the Core Scientific record date entitles its holder of record to one vote on each matter to be considered at the Special Meeting.
Quorum. In order for business to be conducted at the Special Meeting, a quorum must be present. A quorum at the Special Meeting requires the presence, virtually or by proxy, of the holders of a majority of the voting power of the outstanding shares of Core Scientific common stock entitled to vote at the Special Meeting.
For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.
Required Vote; Treatment of Abstentions and Failure to Vote. The votes required for each proposal are as follows:
•
Proposal 1—the Merger Agreement Proposal. The affirmative vote of holders of a majority of the issued and outstanding shares of Core Scientific common stock on the Core Scientific record date and entitled to vote thereon is required to approve the Merger Agreement Proposal. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Core Scientific stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Core Scientific stockholder will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. Because the Merger Agreement Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, and will not be able to vote on the Merger Agreement Proposal absent instructions from the beneficial owner of any Core Scientific shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.
•
Proposal 2—the Advisory Compensation Proposal. The affirmative vote of the holders of a majority of the votes cast on such matter, voting affirmatively or negatively (excluding abstentions and broker non-votes), where a quorum is present, is required to approve the Advisory Compensation Proposal. The required vote on the Advisory Compensation Proposal is based on the number of shares actually voted—not the number of outstanding shares of Core Scientific common stock entitled to be voted thereon. Abstentions from voting by a Core Scientific stockholder attending the Special Meeting or a failure to attend the Special Meeting virtually or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, those shares will not be counted as present or represented by proxy at the Special Meeting and, as a result, will have no effect on the outcome of the vote on the Advisory Compensation Proposal. While the Core Scientific board intends to consider the vote resulting from the Advisory Compensation Proposal, the vote is advisory only and therefore not binding on Core Scientific, and, if the proposed Merger Agreement is adopted by Core Scientific stockholders and the Merger is consummated, the compensation that is the subject of the Advisory Compensation Proposal, including amounts Core Scientific is contractually obligated to pay, will be payable even if the Advisory Compensation Proposal is not approved.

Share Ownership; Voting by Core Scientific’s Directors and Executive Officers. At the close of business on September 19, 2025, Core Scientific’s directors and executive officers had the right to vote approximately 2,589,638 shares of the then-outstanding Core Scientific common stock, collectively representing approximately 0.8% of the Core Scientific common stock outstanding and entitled to vote on that date.
WHAT CORE SCIENTIFIC STOCKHOLDERS WILL RECEIVE IN THE MERGER (See Page 220)
Subject to the terms and conditions set forth in the Merger Agreement, at the effective time, by virtue of the Merger, each share of Core Scientific common stock (other than each share of Core Scientific common stock held in treasury or held or owned by Core Scientific, CoreWeave or Merger Sub immediately prior to the effective time), outstanding immediately prior to the effective time will be cancelled and converted into the right to receive 0.1235 fully paid and non-assessable shares of CoreWeave common stock, and cash proceeds from the sale of any fractional shares as described below.
No fractional shares of CoreWeave common stock will be delivered to any holder of shares of Core Scientific common stock upon completion of the Merger. Instead, all fractional shares of CoreWeave common stock that a holder of shares of Core Scientific common stock would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such holder will be entitled to receive proceeds from the sale of such fractional share by the exchange agent. No interest will be paid or accrued on cash proceeds from the sale of fractional shares of CoreWeave common stock.
The exchange ratio of 0.1235 shares of CoreWeave common stock for each share of Core Scientific common stock is fixed, which means that it will not change between now and the date of the Merger, regardless of whether the market price of shares of either CoreWeave common stock or Core Scientific common stock changes. Based on the closing price of a share of CoreWeave common stock on the Nasdaq of $165.20 on July 3, 2025, the last trading day prior to the public announcement of the Merger, the Merger Consideration represented approximately $20.40 in implied value for each share of Core Scientific common stock. Based on the closing price of a share of CoreWeave common stock on Nasdaq of $126.66 on September 25, 2025, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the Merger Consideration represented approximately $15.64 in implied value for each share of Core Scientific common stock. Because CoreWeave will issue a fixed number of shares of CoreWeave common stock in exchange for each share of Core Scientific common stock, the value of the Merger Consideration that Core Scientific stockholders will receive in the Merger will depend on the market price of CoreWeave common stock at the time the Merger is completed. The market price of CoreWeave common stock when Core Scientific stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of CoreWeave common stock on the date of this proxy statement/prospectus or at the time of the Special Meeting.

NO DISSENTERS’ OR APPRAISAL RIGHTS (See Page 215)
Core Scientific stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger.
TREATMENT OF CORE SCIENTIFIC EQUITY AWARDS (See Page 221)
Core Scientific RSU Awards
At the effective time, each Core Scientific RSU Award that is outstanding immediately prior to the effective time and held by the Specified Individuals or by a non-employee member of the Core Scientific board, will fully vest and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying such Core Scientific RSU Award as of immediately prior to the effective time, multiplied by (y) the exchange ratio.
At the effective time, each Unvested Core Scientific RSU Award that is outstanding immediately prior to the effective time will be cancelled and converted into a restricted stock unit award with respect to a number of shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying such Unvested Core Scientific RSU Award as of immediately prior to the effective time, multiplied by (y) the exchange ratio (i.e., a CoreWeave Rollover RSU Award), and each such CoreWeave Rollover RSU Award will otherwise continue to be subject to the same terms and conditions (including vesting schedule and treatment on termination of employment) as were applicable to the corresponding Unvested Core Scientific RSU Award prior to the effective time.
Core Scientific PSU Awards
At the effective time, each Core Scientific PSU Award that is outstanding immediately prior to the effective time, and held by the Specified Individuals, will vest and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying such Core Scientific PSU Award as of immediately prior to the effective time (which number will be determined by deeming the applicable performance level to equal 300%), multiplied by (y) the exchange ratio.
At the effective time, all other Core Scientific PSU Awards that are outstanding immediately prior to the effective time will be cancelled and each will be converted into a time-based restricted stock unit award with respect to a number of shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying a Core Scientific PSU Award as of immediately prior to the effective time assuming a performance level of 300% multiplied by (y) the exchange ratio (i.e., a CoreWeave Rollover PSU Award), and each such CoreWeave Rollover PSU Award will otherwise continue to be subject to the same terms and conditions (including service-based vesting and forfeiture conditions) as were applicable to the corresponding Core Scientific PSU Award immediately prior to the effective time (other than the applicable performance conditions).
Core Scientific Options
At the effective time, each In the Money Option will be cancelled and converted into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of CoreWeave common stock equal to (x) the quotient obtained by dividing (a) the product obtained by multiplying (A) the excess, if any, of the Per Core Scientific Share Price over the exercise price per share of Core Scientific common stock subject to such Core Scientific Option immediately prior to the effective time by (B) the number of shares of Core Scientific common stock subject to such Core Scientific Option immediately prior to the effective time by (b) the Per Core Scientific Share Price multiplied by (y) the exchange ratio.
At the effective time, each Core Scientific Option that is not an In the Money Option and that is outstanding and unexercised as of immediately prior to the effective time will be cancelled at the effective time with no consideration payable in respect of such Core Scientific Option.

RECOMMENDATION OF THE CORE SCIENTIFIC BOARD OF DIRECTORS (See Page 185)
The Core Scientific board unanimously recommends that Core Scientific stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.
In the course of reaching its decision for Core Scientific to enter into the Merger Agreement and effect the Merger, the Core Scientific board considered a number of factors in its deliberations. For a more complete discussion of these factors, see the section titled “The Merger—Recommendation of the Core Scientific Board of Directors and Reasons for the Merger” beginning on page 185 of this proxy statement/prospectus.
OPINIONS OF CORE SCIENTIFIC’S FINANCIAL ADVISORS (See Page 198 and Annex B and Annex C)
Opinion of Moelis & Company LLC
At the meeting of the Core Scientific board on July 7, 2025, Moelis & Company LLC (“Moelis”) rendered its oral opinion, which was subsequently confirmed in its written opinion, dated July 7, 2025, to the Core Scientific board that, as of the date thereof and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the exchange ratio in the Merger was fair, from a financial point of view, to the holders of Core Scientific common stock (other than the excluded shares).
The full text of Moelis’ written opinion dated July 7, 2025, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. You are encouraged to read the opinion carefully in its entirety. Moelis’ opinion was provided for the use and benefit of the Core Scientific board (solely in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness from a financial point of view of the exchange ratio in the Merger to the holders of Core Scientific common stock (other than the excluded shares), and does not address Core Scientific’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Core Scientific. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of Core Scientific should vote or act with respect to the Merger or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.
For a summary of Moelis’ opinion and the methodology that Moelis used to render its opinion, see the section titled “The Merger—Opinions of Core Scientific’s Financial Advisors—Opinion of Moelis & Company LLC” beginning on page 198 and the full text of the written opinion of Moelis attached as Annex B to this proxy statement/prospectus.
Opinion of PJT Partners
At a meeting of the Core Scientific board on July 7, 2025, PJT Partners LP (“PJT Partners”) rendered its oral opinion, which was subsequently confirmed in its written opinion dated July 7, 2025, to the Core Scientific board that, as of the date thereof and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the exchange ratio in the Merger was fair to the holders of Core Scientific common stock (other than the excluded shares) from a financial point of view.
The full text of PJT Partners’ written opinion delivered to the Core Scientific board, dated July 7, 2025, is attached as Annex C and incorporated into this proxy statement/prospectus by reference in its entirety. PJT Partners’ written opinion has been provided by PJT Partners at the request of the Core Scientific board and is subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein). You are encouraged to read the opinion carefully in its entirety. PJT Partners provided its opinion to the Core Scientific board, in its capacity as such, in connection with and for purposes of its evaluation of the Merger only and PJT Partners’ opinion does not constitute a recommendation as to any action the Core Scientific board should take with respect to the Merger or how any holder of Core Scientific common stock should vote or act with respect to the Merger or any other matter. The summary of the PJT Partners opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ written opinion. PJT Partners’ opinion was approved by a PJT Partners fairness opinion committee.

For a summary of PJT Partners’ opinion and the methodology that PJT Partners used to render its opinion, see the section titled “The Merger—Opinions of Core Scientific’s Financial Advisors—Opinion of PJT Partners” beginning on page 207 and the full text of the written opinion of PJT Partners attached as Annex C to this proxy statement/prospectus.
OWNERSHIP OF SHARES OF COREWEAVE COMMON STOCK AFTER THE MERGER
Based on, among other things, the number of shares of Core Scientific common stock and the Core Scientific equity awards outstanding as of the close of business on September 23, 2025, CoreWeave estimates that it will issue approximately 39,685,636 shares of CoreWeave common stock at closing pursuant to the Merger Agreement, provided that if additional Core Scientific equity awards are granted to certain Core Scientific employees as permitted under the Merger Agreement, if additional Tranche 1 Warrants and Tranche 2 Warrants are exercised for Core Scientific common stock prior to closing pursuant to the Core Scientific Warrant Agreement or if additional Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes are converted to Core Scientific common stock during the convertibility period pursuant to the Core Scientific 2029 Notes Indenture and Core Scientific 2031 Notes Indenture, as applicable, CoreWeave may be required to issue additional shares of CoreWeave common stock for issuance (see the section titled “The Merger Agreement—Treatment of Core Scientific Equity Awards”, “The Merger Agreement—Treatment of Warrants” and “The Merger Agreement—Treatment of Convertible Notes”). The actual number of shares of CoreWeave common stock to be issued will be determined at completion of the Merger based on the exchange ratio and the number of shares of Core Scientific common stock and the Core Scientific equity awards outstanding at that time, and CoreWeave will also reserve for issuance the maximum number of shares of CoreWeave common stock underlying the New Tranche 1 Warrants and New Tranche 2 Warrants and shares of CoreWeave common stock issuable upon conversion of the Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes.
CoreWeave and Core Scientific estimate that, based on the outstanding shares of CoreWeave and Core Scientific common stock as of September 9, 2025, as of immediately following completion of the Merger, holders of CoreWeave common stock as of immediately prior to the Merger will hold approximately 90.6% and holders of Core Scientific common stock as of immediately prior to the Merger will hold approximately 9.4% of the outstanding shares of CoreWeave common stock.
INTERESTS OF CORE SCIENTIFIC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (See Page 253)
Certain directors and executive officers of Core Scientific have interests in the Merger that are different from, or in addition to, those of Core Scientific stockholders generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the Merger Agreement; potential severance payments and benefits under individual letter agreements with certain Core Scientific executive officers; agreements with certain Core Scientific executive officers providing for excise tax reimbursements; payment of annual cash incentive bonuses for fiscal year 2025 if such bonuses have not been paid prior to the effective time; and continued indemnification and directors’ and officers’ liability insurance. The Core Scientific board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, in approving the Merger Agreement, and in recommending the approval of the Merger Agreement Proposal and Advisory Compensation Proposal. See the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger” beginning on page 253 of this proxy statement/prospectus for a more detailed description of these interests.
LISTING OF SHARES OF COREWEAVE COMMON STOCK, NEW TRANCHE 1 WARRANTS AND NEW TRANCHE 2 WARRANTS AND DELISTING AND DEREGISTRATION OF CORE SCIENTIFIC COMMON STOCK, TRANCHE 1 WARRANTS AND TRANCHE 2 WARRANTS (See Page 217)
CoreWeave will use its reasonable best efforts to cause the shares of CoreWeave common stock, New Tranche 1 Warrants and New Tranche 2 Warrants to be issued in connection with the Merger to be listed on the Nasdaq, where shares of CoreWeave common stock are currently traded. If the Merger is completed, shares of Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants will no longer be listed on the Nasdaq and will be deregistered under the Exchange Act.
COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS (See Page 224)
As more fully described in this proxy statement/prospectus and in the Merger Agreement, the obligation of each of CoreWeave, Core Scientific and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions.

Mutual Conditions
The obligations of CoreWeave and Core Scientific to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver (to the extent permitted by applicable law) by CoreWeave and Core Scientific of the following conditions:
•
receipt of the affirmative vote of the holders of a majority of the issued and outstanding shares of Core Scientific common stock entitled to vote thereon in favor of the adoption of this Merger Agreement, in accordance with applicable law and Core Scientific’s certificate of incorporation and bylaws (the “Core Scientific Stockholder Approval”);

•
this registration statement on Form S-4 becoming effective under the Securities Act, no SEC stop order suspending the effectiveness of this registration statement having been issued by the SEC and remaining in effect and no proceedings for such purpose pending before the SEC;

•
the expiration or termination of the waiting period (and any extension thereof, including any commitment to, or agreement with, any governmental body to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by the Merger Agreement) applicable to the transactions contemplated by the Merger Agreement under the HSR Act;

•
the absence of any order enacted, promulgated, issued or entered by any governmental body enjoining, restraining, preventing or prohibiting the consummation of the Merger and the absence of any law in effect or enacted or promulgated prohibiting or making illegal the consummation of the Merger; and

•	the approval for listing on Nasdaq, subject to official notice of issuance, of the CoreWeave common stock issuable to the Core Scientific stockholders in the Merger.
Additional Conditions
In addition, CoreWeave’s and Merger Sub’s, on the one hand, and Core Scientific’s, on the other hand, obligations to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions as of the closing date:
•
accuracy of the representations and warranties made in the Merger Agreement by, in the case of Core Weave and Merger Sub’s obligations to complete the Merger, Core Scientific and, in the case of Core Scientific’s obligation to complete the Merger, CoreWeave and Merger Sub, in each case, as of the date of completion of the Merger, subject to certain materiality thresholds;

•
performance in all material respects by, in the case of CoreWeave and Merger Sub’s obligations to complete the Merger, Core Scientific and, in the case of Core Scientific’s obligation to complete the Merger, CoreWeave and Merger Sub, of the obligations required to be performed by it or them at or prior to the effective time of the Merger;

•
the absence since the date of the Merger Agreement of a material adverse effect on, in the case of CoreWeave and Merger Sub’s obligations to complete the Merger, Core Scientific and, in the case of Core Scientific’s obligation to complete the Merger, CoreWeave (see the section titled “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 227 of this proxy statement/prospectus for the definition of material adverse effect); and

•
receipt of a certificate signed by a duly authorized officer of, in the case of CoreWeave and Merger Sub’s obligations to complete the Merger, Core Scientific and, in the case of Core Scientific’s obligation to complete the Merger, CoreWeave, as to the satisfaction of the conditions described in the preceding three bullets.

THE MERGER MAY NOT BE COMPLETED WITHOUT ALL REQUIRED REGULATORY APPROVALS (See Page 240)
Completion of the Merger is conditioned upon the expiration or termination of the waiting period (and any extension thereof, including any commitment to, or agreement with, any governmental body to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by the Merger Agreement) applicable to the transactions contemplated by the Merger Agreement under the HSR Act.

The parties’ HSR notifications were filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) on July 25, 2025. The 30-day waiting period following the parties’ filings expired on August 25, 2025.
Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file its respective HSR notifications with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the early termination of that waiting period. If the DOJ or FTC issues a request for additional information and documentary material (a “Second Request”) prior to the expiration of this initial 30-day waiting period, the transaction cannot close until the parties substantially comply with the Second Request and observe a second waiting period, which is 30 days by statute, but that can be extended through agreement or terminated earlier.
Core Scientific and CoreWeave have agreed in the Merger Agreement to (i) use reasonable best efforts to file, as soon as reasonably practicable after the date of the Merger Agreement, all filings, notifications, or other documents required to be filed with or as requested by any governmental body pursuant to any antitrust law with respect to the Merger and any other transactions contemplated by the Merger Agreement and (ii) cooperate with the other party in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other governmental bodies in connection with the Merger and any other transactions contemplated by the Merger Agreement. Further, subject to the terms and conditions set forth in the Merger Agreement, CoreWeave and Core Scientific agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the Merger and any other transactions contemplated by the Merger Agreement as soon as reasonably practicable. In furtherance of the foregoing, solely for the purpose of this section of the Merger Agreement, CoreWeave’s reasonable best efforts will be deemed to include, among other things, the divestiture, licensing or disposition or certain other remedial actions with respect to the business, product lines or assets of Core Scientific, CoreWeave or any of their respective subsidiaries, unless such actions would be material to the business, financial condition or results of operations of CoreWeave and Core Scientific, taken as a whole, but measured relative to the size and scale of Core Scientific and its subsidiaries. Further, neither CoreWeave nor Core Scientific may acquire any assets or businesses (or portions thereof) that compete with Core Scientific if such acquisition(s) would reasonably be expected to prevent or materially delay the closing.
These requirements and the regulatory approvals required for completion of the Merger are described in more detail under the section titled “The Merger Agreement—Regulatory Approvals” beginning on page 240 of this proxy statement/prospectus.
NO SOLICITATION BY CORE SCIENTIFIC (See Page 239)
As more fully described in this proxy statement/prospectus and in the Merger Agreement, and subject to the exceptions described below, from the date of the Merger Agreement and continuing until the earlier of the effective time and the date, if any, on which the Merger Agreement is terminated in accordance with its terms, Core Scientific has agreed that it will not, and will cause its subsidiaries and its and their directors and officers not to, and will use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:
•
initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or knowingly cooperate with or take any other action that would reasonably be expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal by a third party that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined under the section titled “The Merger Agreement—No Solicitation” beginning on page 239 of this proxy statement/prospectus);

•
participate, engage in or continue discussions (except to notify a person that makes an inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of the Merger Agreement described by this paragraph or to clarify whether any such inquiry, offer or proposal constitutes an Acquisition Proposal) or negotiations with, or disclose any non-public information or data relating to, Core Scientific or any of its subsidiaries or afford access to the properties, books or records of Core Scientific, or any of its subsidiaries to, or otherwise knowingly assist, facilitate or encourage any effort by, any third party, in each case, that has made or could reasonably be expected to make an Acquisition Proposal;

•
enter into any agreement, including any letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than certain confidentiality agreements permitted under the Merger Agreement), with respect to an Acquisition Proposal; or

•	otherwise resolve or agree to do any of the items in the three bullet points above.
Core Scientific has agreed that it will not release or permit the release of any person from, or waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of Core Scientific or any of its subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms; provided, however, that Core Scientific may waive or fail to enforce any provision of such standstill or similar agreement of any person if the Core Scientific board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.
Core Scientific has agreed to, and to cause its subsidiaries to, use reasonable best efforts to cause its and their respective representatives to, immediately cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any person (other than CoreWeave and its affiliates) conducted prior to the execution of the Merger Agreement by Core Scientific or any of its subsidiaries, or any of its or their respective representatives, with respect to an Acquisition Proposal. Core Scientific has agreed to immediately discontinue access by any person (other than CoreWeave and its affiliates and representatives) to any data room (virtual or otherwise) established by Core Scientific for the purpose of soliciting, intentionally encouraging or negotiating an Acquisition Proposal. Within five business days from the date of the Merger Agreement, Core Scientific has agreed to request the return or destruction of all confidential, non-public information provided to third parties that had entered into confidentiality agreements with Core Scientific or any of its subsidiaries since June 30, 2024 relating to an Acquisition Proposal (substituting 50% for the 20% threshold set forth in the definition of “Acquisition Proposal” for the purpose of this sentence), to the extent provided for by the terms of any confidentiality agreements entered into in connection with the furnishing of such confidential information.
Notwithstanding the foregoing restrictions, from the date of the Merger Agreement until obtaining the Core Scientific Stockholder Approval, Core Scientific and the Core Scientific board may take the actions described in the bullet points following the first paragraph of this section titled “—No Solicitation by Core Scientific,” with respect to a third party if, (x) Core Scientific receives a written Acquisition Proposal from a third party (and such Acquisition Proposal was not initiated, sought, solicited or knowingly encouraged or facilitated in non-de minimis breach of the terms described in this section) and (y) the Core Scientific board determines in good faith after consultation with its financial advisors and outside legal counsel that such proposal is or could reasonably be expected to lead to, a Superior Proposal (as defined under the section titled “The Merger Agreement—No Solicitation” beginning on page 239 of this proxy statement/prospectus); provided, that Core Scientific may deliver non-public information to such third party pursuant to this sentence only pursuant to confidentiality agreements permitted under the Merger Agreement; provided, further, that all such information (to the extent that such information has not been previously provided or made available to CoreWeave) is provided or made available to CoreWeave, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party.
Core Scientific and the Core Scientific board are permitted to: (i) take and disclose to their stockholders a position with respect to an Acquisition Proposal pursuant to Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) make any disclosure if the Core Scientific board has determined in good faith after consultation with its outside legal counsel and financial advisors that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law; provided, that this exception will not permit the Core Scientific board to make an Adverse Recommendation Change (as defined under the section titled “The Merger Agreement—Obligation to Recommend the Adoption of the Merger Agreement” beginning on page 237 of this proxy statement/prospectus), except to the extent permitted by the Merger Agreement as described in the section titled “Merger Agreement—Obligation to Recommend the Adoption of the Merger Agreement” beginning on page 237 of this proxy statement/prospectus.

TERMINATION OF THE MERGER AGREEMENT (See Page 246)
The Merger Agreement may be terminated and the Merger may be abandoned:
•	at any time prior to the effective time, by the mutual written consent of CoreWeave and Core Scientific;
•	by CoreWeave:
○
at any time prior to the effective time, if any of Core Scientific’s covenants, representations or warranties contained in the Merger Agreement are or have become untrue, such that any of the closing conditions for CoreWeave relating to the accuracy of Core Scientific’s representations and warranties or compliance by Core Scientific with its covenants and agreements would not be satisfied, and such breach (A) is incapable of being cured by Core Scientific by or before the End Date or (B) is not cured within 30 days of receipt by Core Scientific of written notice from CoreWeave of such breach; provided, however, that CoreWeave will not have the right to terminate the Merger Agreement as described in this bullet point if any of CoreWeave or Merger Sub is then in breach of any representation, warranty, covenant or obligation under the Merger Agreement that would result in the failure to be satisfied of any of the closing conditions for Core Scientific relating to the accuracy of CoreWeave’s or Merger Sub’s representations and warranties or compliance by CoreWeave or Merger Sub with their covenants and agreements under the Merger Agreement; or

○	at any time prior to obtaining the Core Scientific Stockholder Approval, if the Core Scientific board or any committee thereof makes an Adverse Recommendation Change.
•	by Core Scientific:
○
at any time prior to the effective time, if any of CoreWeave’s or Merger Sub’s covenants, representations or warranties contained in the Merger Agreement are or have become untrue, such that any of the closing conditions for Core Scientific relating to the accuracy of CoreWeave’s or Merger Sub’s representations and warranties or compliance by CoreWeave or Merger Sub with its covenants and agreements would not be satisfied, and such breach (A) is incapable of being cured by CoreWeave or Merger Sub, as the case may be, by or before the End Date (as defined below), or (B) is not cured within 30 days of receipt by CoreWeave of written notice from Core Scientific of such breach; provided, however, that Core Scientific will not have the right to terminate the Merger Agreement as described in this bullet point if Core Scientific is then in breach of any representation, warranty, covenant or obligation under the Merger Agreement that would result in the failure to be satisfied of any of the closing conditions for CoreWeave relating to the accuracy of Core Scientific’s representations and warranties or compliance by Core Scientific with its covenants and agreements under the Merger Agreement; or

○
at any time prior to obtaining the Core Scientific Stockholder Approval (and subject to Core Scientific’s obligation to pay CoreWeave the Termination Fee (as defined under the section titled “The Merger Agreement—Termination Fee” beginning on page 247 of this proxy statement/prospectus)), upon written notice to CoreWeave, in order to enter into a definitive agreement with a third party providing for a Superior Proposal, if in connection with such Superior Proposal, Core Scientific has complied in all material respects with its requirements as described in the sections titled “Merger Agreement—Obligation to Recommend the Adoption of the Merger Agreement” and “Merger Agreement—No Solicitation” beginning on pages 237 and 239 respectively, of this proxy statement/prospectus.

•	by either CoreWeave or Core Scientific at any time prior to the effective time, if:
○
(A) any order has become final and non-appealable, or (B) there is a law, in each case of (A) and (B) having the effect of permanently enjoining or restricting the consummation of the Merger or making the Merger illegal or otherwise prohibited; provided, however, that the right to terminate the Merger Agreement as described in this bullet point will not be available to any party material failure to comply with any provision of the Merger Agreement has been the primary cause of such order or law;

○
the closing has not been consummated by 5:00 p.m., New York time on April 7, 2026 (the “End Date”); provided, that the right to terminate the Merger Agreement as described in this bullet point will not be available to any party whose material failure to comply with any provision of the Merger Agreement has been the primary cause of the failure of the Merger to occur on or before the End Date; or

○
the Core Scientific Stockholder Approval has not been obtained at the Special Meeting, including any adjournment or postponement thereof; provided, that the right to terminate the Merger Agreement as described in this bullet point will not be available to Core Scientific if its material failure to comply with any provision of the Merger Agreement has been the primary cause of the failure to obtain the Core Scientific Stockholder Approval on or before such date.

In the event of the valid termination of the Merger Agreement by either CoreWeave or Core Scientific, the Merger Agreement will be of no further force or effect. Certain provisions in the Merger Agreement relating to confidentiality, the Termination Fee, applicable law, third-party beneficiaries, reimbursement of expenses, termination, specific performance and certain other miscellaneous provisions will survive the termination of the Merger Agreement and will remain in full force and effect, and no such termination will relieve any person of any liability for fraud or an intentional breach of the Merger Agreement. Nothing will limit or prevent CoreWeave or Core Scientific from exercising any rights or remedies it may have related to specific performance in lieu of exercising any right it may have to terminate the Merger Agreement; provided that if the Merger Agreement is terminated, no party will have any rights or remedies for specific performance other than in respect of the provisions that are identified as surviving termination. No termination of the Merger Agreement will affect the obligations of the parties contained in the confidentiality agreement entered by Core Scientific and CoreWeave in connection with the transaction, all of which will survive the termination of the Merger Agreement in accordance with their terms.
SPECIFIC PERFORMANCE; REMEDIES (See Page 248)
Under the Merger Agreement, each of CoreWeave and Core Scientific is entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which that party may be entitled at law or in equity (including damages in the event of the other party’s fraud or intentional and material breach of the Merger Agreement), without the necessity of proving the inadequacy of money damages as a remedy or posting any bond or other undertaking.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (See Page 250)
Core Scientific and CoreWeave intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Assuming the Merger so qualifies, U.S. holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”) of shares of Core Scientific common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of CoreWeave common stock in exchange for Core Scientific common stock in the Merger, other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of CoreWeave common stock.
In connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, each of Wachtell, Lipton, Rosen & Katz, counsel to Core Scientific, and Davis Polk & Wardwell LLP, counsel to CoreWeave, will deliver a legal opinion to the effect that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. An opinion that the Merger “should” qualify as a reorganization within the meaning of Section 368(a) of the Code expresses a level of comfort that is stronger than “more likely than not” but less than “will.” Counsel is unable to provide a higher degree of certainty because there is no administrative or judicial authority that directly addresses facts similar to those of this transaction, including with respect to the federal income tax treatment of the Tranche 2 Warrants. Nonetheless, counsel believes that its opinion is justified based on the existing authorities.
The material U.S. federal income tax consequences of the Merger to U.S. holders are discussed in more detail in the section titled “Material U.S. Federal Income Tax Consequences of the Merger.” The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger. Such consequences may vary with, or be dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
ACCOUNTING TREATMENT (See Page 216)
The Merger will be accounted for as a business combination using the acquisition method of accounting pursuant to the provisions of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), whereby CoreWeave is considered the accounting acquirer. CoreWeave will record the identifiable tangible and intangible assets acquired and liabilities assumed of Core Scientific at their respective fair values as of the closing date of the Merger. Any excess of the consideration transferred over the fair value of Core Scientific’s net assets will be allocated to goodwill. The consideration transferred will be based on the closing date fair value of consideration paid by CoreWeave, primarily CoreWeave common stock to be issued to Core Scientific stockholders and the effective settlement of pre-existing relationships, in connection with the Merger.
RIGHTS OF CORE SCIENTIFIC STOCKHOLDERS WILL CHANGE AS A RESULT OF THE MERGER (See Page 294)
Core Scientific stockholders, whose rights are currently governed by the Core Scientific certificate of incorporation, Core Scientific bylaws and Delaware law, will, upon completion of the Merger, become stockholders of CoreWeave and their rights will be governed by the CoreWeave certificate of incorporation, CoreWeave bylaws and Delaware law. As a result, Core Scientific stockholders will have different rights once they become CoreWeave stockholders due to differences between the governing documents of Core Scientific and CoreWeave. These differences are described in detail in “Comparison of Stockholder Rights” beginning on page 294 of this proxy statement/prospectus.
LITIGATION RELATING TO THE MERGER (See Page 217)
As of the date hereof, there are no pending lawsuits challenging the Merger. Since the public announcement of the Merger, Core Scientific has received letters from purported Core Scientific stockholders who contend that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information and demands that Core Scientific make supplemental disclosures.
While Core Scientific believes that the contentions made in the letters described above are without merit, each of these matters is at a preliminary stage. It is possible that complaints and additional, similar letters may be received by Core Scientific regarding the Merger. Absent new or different allegations that are material or constitute a disclosure obligation under the U.S. federal securities laws, Core Scientific will not necessarily disclose such additional letters. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Core Scientific’s defense of any potential lawsuits related to the Merger that may be filed in the future will be successful, nor can Core Scientific predict the amount of time and expense that will be required to resolve any potential lawsuits.
For additional information, see the section titled “The Merger—Litigation Relating to the Merger.”
RISK FACTORS (See Page 28)
You should also carefully consider the risks that are described in the section titled “Risk Factors” beginning on page 28 of this proxy statement/prospectus, which include, but are not limited to, the following:
Risks Relating to the Merger
•
Because the consideration to be received by Core Scientific stockholders in connection with the Merger will include a fixed number of shares of CoreWeave common stock, and the market price of such shares has fluctuated and will continue to fluctuate, Core Scientific stockholders cannot be sure of the value of the consideration they will receive in the Merger. Furthermore, under Delaware law, Core Scientific stockholders are not entitled to an appraisal of the fair value of their shares in connection with the Merger.

•	CoreWeave’s and Core Scientific’s business relationships may be subject to disruption due to uncertainty associated with the Merger.

•	Third parties may terminate or alter existing contracts or relationships with Core Scientific or CoreWeave.
•
While the Merger Agreement is in effect, Core Scientific and CoreWeave are subject to restrictions on their respective business activities, including, among other things, restrictions on their respective ability to issue equity securities and engage in certain kinds of transactions, which could prevent each of Core Scientific and CoreWeave from pursuing strategic business opportunities, taking actions with respect to their respective businesses that they may consider advantageous and responding effectively and/or timely to competitive pressures and industry developments, and may as a result materially adversely affect each of their businesses, results of operations and financial conditions.

•
The Merger Agreement limits Core Scientific’s ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire Core Scientific for greater consideration than what CoreWeave has agreed to pay pursuant to the Merger Agreement.

•
Completion of the Merger is subject to certain conditions and if these conditions are not satisfied, waived or fulfilled in a timely manner, the Merger may be delayed or not completed within the anticipated timeframe or at all.

•	After completion of the Merger, CoreWeave may fail to realize the anticipated benefits of the Merger.
•
The historical financials of CoreWeave as provided in this proxy statement/prospectus may not be an indication of the future financial condition or results of operations of CoreWeave following the consummation of the Merger.

•
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the combined company after the Merger may differ materially.

•	The financial forecasts are based on various assumptions that may not be realized.
•	The opinions of Core Scientific’s financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.
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Certain of Core Scientific’s executive officers and directors have interests in the Merger that may be different from, or in addition to, your interests as a stockholder of Core Scientific or as a stockholder of CoreWeave.

•	Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Core Scientific and CoreWeave.
•
After the Merger, Core Scientific stockholders, as a group, will have a significantly lower ownership and voting interest in CoreWeave than they currently have in Core Scientific and will exercise less influence over management, in particular because the class of high-vote common stock of CoreWeave has the effect of concentrating voting power with CoreWeave’s co-founders.

•
Potential litigation against CoreWeave and Core Scientific could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.

•	The expected dilution caused by the issuance of shares of CoreWeave common stock in connection with the Merger may adversely affect the market price of CoreWeave common stock.
Risks Relating to CoreWeave
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CoreWeave’s recent growth may not be indicative of its future growth, and if it does not effectively manage its future growth, CoreWeave’s business, operating results, financial condition, and prospects may be adversely affected.

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CoreWeave has a limited number of suppliers for significant components of the equipment it uses to build and operate its platform and provide its solutions and services. Any disruption in the availability of these components could delay CoreWeave’s ability to expand or increase the capacity of its infrastructure or replace defective equipment.

•	CoreWeave’s business would be harmed if it were not able to access sufficient power or by increased costs to procure power, prolonged power outages, shortages, or capacity constraints.

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If CoreWeave’s data center providers fail to meet the requirements of its business, or if the data center facilities experience damage, interruption, or a security breach, CoreWeave’s ability to provide access to its infrastructure and maintain the performance of its network could be negatively impacted.

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A substantial portion of CoreWeave’s revenue is driven by a limited number of its customers, and the loss of, or a significant reduction in, spend from one or a few of its top customers would adversely affect CoreWeave’s business, operating results, financial condition, and prospects.

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If CoreWeave fails to efficiently enhance its platform and develop and sell new solutions and services and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, CoreWeave’s platform may become less competitive.

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The broader adoption, use, and commercialization of artificial intelligence (“AI”) technology, and the continued rapid pace of developments in the AI field, are inherently uncertain. Failure by CoreWeave’s customers to continue to use its CoreWeave Cloud Platform to support AI use cases in their systems, or CoreWeave’s ability to keep up with evolving AI technology requirements and regulatory frameworks, could have a material adverse effect on CoreWeave’s business, operating results, financial condition, and prospects.

•
CoreWeave’s operations require substantial capital expenditures, and it will require additional capital to fund its business and support its growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower our total cost of capital, may adversely affect CoreWeave’s business, operating results, financial condition, and prospects.

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CoreWeave’s substantial indebtedness could materially adversely affect its financial condition, its ability to raise additional capital to fund its operations, its ability to operate its business, its ability to react to changes in the economy or its industry, its ability to meet its obligations under its outstanding indebtedness and could divert its cash flow from operations for debt payments, and it may still incur substantially more indebtedness in the future.

•
The multi-class structure of CoreWeave’s common stock has the effect of concentrating voting power with its Co-Founders (as defined below), which will limit your ability to influence the outcome of important transactions, including a change in control.

Risks Relating to Core Scientific
•	See the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus for a listing of documents incorporated by reference into this proxy statement/prospectus containing applicable risks to the businesses of Core Scientific.

RISK FACTORS
In addition to the other information contained in, or incorporated by reference into, this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 89 of this proxy statement/prospectus, the following risk factors should be considered carefully in determining whether to vote for the adoption of the Merger Agreement. You should also read and consider the risk factors associated with each of the businesses of CoreWeave and Core Scientific because these risk factors may affect the operations and financial results of the combined company. The risk factors for Core Scientific may be found under Part II, Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025; Part II, Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 7, 2025; Part I, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025; and Core Scientific’s subsequent filings with the SEC, in each case, which are incorporated by reference into this proxy statement/prospectus. For information on where you can obtain copies of this information, see the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus.
Risks relating to the Merger
Because the consideration to be received by Core Scientific stockholders in connection with the Merger will include a fixed number of shares of CoreWeave common stock, and the market price of such shares has fluctuated and will continue to fluctuate, Core Scientific stockholders cannot be sure of the value of the consideration they will receive in the Merger. Furthermore, under Delaware law, Core Scientific stockholders are not entitled to an appraisal of the fair value of their shares in connection with the Merger.
Under the Merger Agreement, at the effective time of the Merger, each share of Core Scientific common stock (other than each share of Core Scientific common stock held in treasury or held or owned by Core Scientific, CoreWeave or Merger Sub immediately prior to the effective time of the Merger) issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive 0.1235 fully paid and non-assessable shares of CoreWeave common stock. The market value of the consideration Core Scientific’s stockholders will receive in the Merger will therefore fluctuate with the market price of CoreWeave common stock. The implied value of the Merger Consideration has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate until the date the Merger is completed, which could occur a considerable amount of time after the date hereof.
Prior to the completion of the Merger, the market price of CoreWeave common stock, along with short selling activity in both CoreWeave common stock and Core Scientific common stock, has and is expected to continue to impact the market price of the Core Scientific common stock. The value of the Merger Consideration has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is completed and thereafter. The closing price per share of Core Scientific common stock as of June 25, 2025, the last trading day prior to media reports that Core Scientific and CoreWeave were in merger discussions, was $12.30, and the closing price per share has fluctuated as high as $18.00 and as low as $12.30 between June 25, 2025 and September 25, 2025, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The closing price per share of CoreWeave common stock as of June 25, 2025, the last trading day prior to media reports that Core Scientific and CoreWeave were in merger discussions, was $159.50, and the closing price per share has fluctuated as high as $165.20 and as low as $87.48 between June 25, 2025 and September 25, 2025, the most recent practicable trading day prior to the date of this proxy statement/prospectus. Accordingly, at the time of the Special Meeting, Core Scientific stockholders will not know or be able to determine the market value of the Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including, among others, interest rates, general market, industry, economic and geopolitical conditions, including the impact of continued inflation and associated changes in monetary policy, short-selling activity, the expiration of the initial public offering lock-up period applicable to CoreWeave securities, changes in and speculation regarding CoreWeave’s and Core Scientific’s respective businesses, operations and prospects, market assessments of the likelihood that the Merger will be completed, the timing of the Merger and regulatory considerations. Many of these factors are beyond CoreWeave’s and Core Scientific’s control. You are urged to obtain current market quotations for each of CoreWeave’s and Core Scientific’s common stock traded on the Nasdaq (trading symbols “CRWV” and “CORZ”, respectively).
Furthermore, under Delaware law, the holders of Core Scientific common stock are not entitled to an appraisal of the fair value of their shares in connection with the Merger. Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under Delaware law, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash proceeds from the sale of fractional shares or fractional depositary receipts or any combination of the foregoing. Shares of Core Scientific common stock are listed on the Nasdaq, and Core Scientific’s stockholders will receive CoreWeave common stock pursuant to the Merger Agreement and cash proceeds from the sale of fractional shares. Approval for the listing of the shares of CoreWeave common stock on the Nasdaq is a condition to completion of the Merger. See the section titled “The Merger—No Dissenters’ or Appraisal Rights” beginning on page 215 of this proxy statement/prospectus.
The market price of CoreWeave common stock after the Merger may be affected by factors different from those affecting the market price of Core Scientific common stock.
Upon completion of the Merger, holders of shares of Core Scientific common stock will become holders of shares of CoreWeave common stock. The businesses of CoreWeave differ from those of Core Scientific in important respects, and, accordingly, the results of operations of CoreWeave after the Merger, as well as the market price of CoreWeave common stock, may be affected by factors different from those currently affecting the results of operations of Core Scientific. For further information on the respective businesses of CoreWeave and Core Scientific and certain factors to consider in connection with those businesses, see the section titled “Risk Factors—Risks relating to CoreWeave” beginning on page 39 of this proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus and referred to in the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus, respectively.
Additionally, the market price of CoreWeave common stock may fluctuate significantly following completion of the Merger.
Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the CoreWeave common stock, regardless of CoreWeave’s actual operating performance.
Core Scientific may have difficulty attracting, motivating and retaining employees in light of the Merger.
Uncertainty about the effect of the Merger on Core Scientific employees may impair Core Scientific’s ability to attract, retain and motivate personnel prior to and following the Merger. Employee retention may be particularly challenging during the pendency of the Merger, as employees of Core Scientific may experience uncertainty about their future roles with the combined business. If employees of Core Scientific depart, the integration of the companies may be more difficult and the combined business following the Merger may be harmed. Furthermore, CoreWeave may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of CoreWeave or Core Scientific, and CoreWeave’s ability to realize the anticipated benefits of the Merger may be adversely affected. In addition, there could otherwise be disruptions to or distractions for the workforce and management associated with integrating employees into CoreWeave.
CoreWeave’s and Core Scientific’s business relationships may be subject to disruption due to uncertainty associated with the Merger.
Parties with which CoreWeave or Core Scientific does business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with CoreWeave, Core Scientific or the combined business. CoreWeave’s and Core Scientific’s business relationships may be subject to disruption as parties with which CoreWeave or Core Scientific does business may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than CoreWeave, Core Scientific or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on CoreWeave’s ability to realize the anticipated benefits of the Merger. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.
Third parties may terminate or alter existing contracts or relationships with Core Scientific or CoreWeave.
Each of Core Scientific and CoreWeave has contracts with business partners which may require Core Scientific or CoreWeave, as applicable, to obtain consent from these other parties in connection with the Merger. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Core Scientific and/or CoreWeave currently have relationships may have the ability to terminate, reduce the scope of or otherwise adversely alter their relationships with either or both parties in anticipation of the Merger, or with the combined company following the transaction. The pursuit of such rights may result in Core Scientific, CoreWeave or the combined company suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and may lose rights that are material to its business. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the Merger or the termination of the Merger Agreement.
While the Merger Agreement is in effect, Core Scientific and CoreWeave are subject to restrictions on their respective business activities, including, among other things, restrictions on their respective ability to issue equity securities and engage in certain kinds of transactions, which could prevent each of Core Scientific and CoreWeave from pursuing strategic business opportunities, taking actions with respect to their respective businesses that they may consider advantageous and responding effectively and/or timely to competitive pressures and industry developments, and may as a result materially adversely affect each of their businesses, results of operations and financial conditions.
While the Merger Agreement is in effect, Core Scientific and CoreWeave are subject to restrictions on their respective business activities, including, among other things, restrictions on their respective ability to issue equity securities and engage in certain kinds of transactions, and must generally operate their respective businesses in the ordinary course, subject to certain exceptions. These restrictions could prevent each of Core Scientific and CoreWeave from pursuing attractive business opportunities that may arise prior to the consummation of the Merger and may impact each of their financial conditions, results of operations and cash flows.
These restrictions could be in place for an extended period of time if the consummation of the Merger is delayed, which may delay or prevent each of CoreWeave and Core Scientific from undertaking business opportunities that, absent the Merger Agreement, they might have pursued, or from effectively responding to competitive pressures or industry developments.
Whether or not the Merger is completed, the pending transaction may disrupt their respective current plans and operations, which could have an adverse effect on their respective businesses and financial results. For these and other reasons, the pendency of the Merger could adversely affect each of their businesses and financial results. See the section titled “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 230 of this proxy statement/prospectus.
The Merger Agreement limits Core Scientific’s ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire Core Scientific for greater consideration than what CoreWeave has agreed to pay pursuant to the Merger Agreement.
The Merger Agreement contains provisions that make it more difficult for Core Scientific to sell its business to a party other than CoreWeave. These provisions include a general prohibition on Core Scientific soliciting any Acquisition Proposal or offer for a competing transaction. Further, subject to certain exceptions, the Core Scientific board will not withdraw or modify in a manner adverse to CoreWeave the recommendation of the Core Scientific board in favor of the adoption of the Merger Agreement, and CoreWeave generally has a right to match any competing Acquisition Proposals that may be made. Notwithstanding the foregoing, at any time prior to the adoption of the Merger Agreement by Core Scientific stockholders, the Core Scientific board is permitted to withdraw or modify in a manner adverse to CoreWeave the recommendation of the Core Scientific board in favor of the adoption of the Merger Agreement in certain circumstances if it determines in good faith that the failure to take such action would reasonably likely be inconsistent with its fiduciary duties to Core Scientific stockholders under applicable law. The Merger Agreement does not require that Core Scientific submit the adoption of the Merger Agreement to a vote of Core Scientific stockholders if the Core Scientific board terminates the Merger Agreement in order to enter into an alternative acquisition agreement with respect to a competing transaction in accordance with the terms of the Merger Agreement. In certain circumstances, upon termination of the Merger Agreement, Core Scientific will be required to pay a termination fee of $270 million to CoreWeave, including if Core Scientific terminates the Merger Agreement prior to obtaining Core Scientific Stockholder Approval in order to enter into an alternative acquisition agreement with respect to a competing transaction in accordance with the terms of the Merger Agreement. See the sections titled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Exclusive Remedy” beginning on pages 246 and 248, respectively, of this proxy statement/prospectus.

While both Core Scientific and CoreWeave believe these provisions and agreements are reasonable and customary and are not preclusive of other offers, the restrictions, including the added expense of the $270 million termination fee that may become payable by Core Scientific to CoreWeave in certain circumstances, might discourage a third party that has an interest in acquiring all or a significant part of Core Scientific from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per-share value than the consideration payable in the Merger pursuant to the Merger Agreement.
Completion of the Merger is subject to certain conditions and if these conditions are not satisfied, waived or fulfilled in a timely manner, the Merger may be delayed or not completed within the anticipated timeframe or at all.
The obligation of each of CoreWeave and Core Scientific to complete the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) of a number of conditions, including, among others: (i) the affirmative vote of the holders of a majority of the issued and outstanding shares of Core Scientific common stock entitled to vote at the Special Meeting adopting the Merger Agreement, (ii) the expiration or termination of any waiting period (and any extension thereof, including any commitment to, or agreement with, any governmental body to delay the consummation of, or not to consummate before a certain date, the Merger) applicable to the Merger under the HSR Act, (iii) the absence of any order enacted, promulgated, issued or entered by any governmental body enjoining, restraining, preventing or prohibiting the consummation of the Merger and any law in effect or enacted or promulgated prohibiting or making illegal the consummation of the Merger, (iv) the registration statement of which this proxy statement/prospectus is a part being declared effective and no stop order suspending the effectiveness of such registration statement having been issued by the SEC and remaining in effect and no proceedings for such purpose pending before the SEC, (v) the absence since the date of the Merger Agreement of a material adverse effect on, in the case of CoreWeave’s obligation to complete the Merger, Core Scientific (see the section titled “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 227, of this proxy statement/prospectus for the definition of material adverse effect) and (vi) the absence since the date of the Merger Agreement of a material adverse effect on, in the case of Core Scientific’s obligations to complete the Merger, CoreWeave.
For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see the section titled “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 224 of this proxy statement/prospectus.
Many of the conditions to consummation of the Merger are not within either Core Scientific’s or CoreWeave’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to April 7, 2026, it is possible that the Merger Agreement may be terminated. Although Core Scientific and CoreWeave have agreed in the Merger Agreement to use reasonable best efforts, subject to certain limitations, to complete the Merger as promptly as practicable, these and other conditions to the completion of the Merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the Merger may take longer, and could cost more, than Core Scientific and CoreWeave expect.
Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Merger for a significant period of time or prevent the Merger from occurring at all. A delay in completing the Merger could cause CoreWeave and Core Scientific to realize some or all of the benefits later than they otherwise expect to realize them if the Merger is successfully completed within the anticipated time frame, which could result in additional transaction costs to both CoreWeave and Core Scientific or in other negative effects associated with uncertainty about the completion of the Merger.
On September 4, 2025, Two Seas filed a preliminary proxy statement with the SEC to solicit votes of Core Scientific stockholders in opposition to the Core Scientific board’s recommendations on the Merger Agreement Proposal and the Advisory Compensation Proposal presented in this proxy statement/prospectus. The proxy contest will cause Core Scientific to incur additional solicitation and other costs, and may impair Core Scientific’s ability to obtain the votes required to approve the Merger Agreement Proposal and Advisory Compensation Proposal.
There can be no assurance that the conditions to the closing of the Merger will be satisfied, waived or fulfilled in a timely fashion or that the Merger will be completed. See the section titled “Risk Factors—Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Core Scientific and CoreWeave” beginning on page 35 of this proxy statement/prospectus.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be consummated.
The Merger Agreement contains certain termination rights for each of Core Scientific and CoreWeave, including, among others: (i) if any order has become final and non-appealable or there is any law, in each case having the effect of permanently enjoining the consummation of the Merger or making the Merger illegal or otherwise prohibited; (ii) if the consummation of the Merger does not occur on or before April 7, 2026, (iii) if the affirmative vote of the holders of a majority of the issued and outstanding shares of Core Scientific common stock entitled to vote was not obtained at the Special Meeting adopting the Merger Agreement and (iv) subject to certain conditions, if Core Scientific wishes to terminate the Merger Agreement to enter into a definitive agreement with respect to a superior proposal. Upon the termination of the Merger Agreement under specified circumstances, including, among others, the termination by Core Scientific in the event of a change of recommendation by the Core Scientific board or by Core Scientific in order to enter into a definitive agreement with respect to a superior proposal, Core Scientific would be required to pay CoreWeave a termination fee of $270 million.
See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 246 of this proxy statement/prospectus and the section titled “The Merger Agreement—Termination Fee” beginning on page 247 for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when a termination fee may be payable by Core Scientific.
Core Scientific may waive one or more of the closing conditions without re-soliciting stockholder approval.
Core Scientific may determine to waive, in whole or part, one or more of the conditions to closing prior to Core Scientific being obligated to consummate the Merger. Any determination whether to waive any conditions to closing, or to re-solicit stockholder approval to amend or supplement this proxy statement/prospectus as a result of such a waiver, will be made by Core Scientific at the time of such waiver based on the facts and circumstances as they exist at that time.
After completion of the Merger, CoreWeave may fail to realize the anticipated benefits of the Merger.
CoreWeave and Core Scientific believe that there are significant benefits and synergies that may be realized through combining the infrastructure offerings of CoreWeave and Core Scientific. However, the efforts to realize these benefits and synergies will be a complex process and may disrupt CoreWeave’s and Core Scientific’s respective existing operations if not implemented in a timely and efficient manner. The full benefits of the Merger, including the anticipated cost savings and operations or growth opportunities, may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve the anticipated benefits of the Merger could adversely affect CoreWeave’s and Core Scientific’s respective businesses, operating results or financial conditions, cause dilution to their respective earnings per share, decrease or delay any accretive effect of the Merger, adversely affect the price of their respective common stock (including the Merger Consideration) and cause the combined business to not perform as expected.
CoreWeave and Core Scientific have operated and, until completion of the Merger, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Core Scientific expertise, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of CoreWeave and Core Scientific to realize the anticipated benefits of the Merger so the combined business performs as expected:
•	integrating the companies’ physical assets, facilities and technologies;
•	integrating and achieving anticipated synergies of the combined business;
•	succeeding in applying CoreWeave’s technologies to Core Scientific’s assets;
•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;
•	maintaining existing agreements with commercial counterparties and avoiding delays in entering into new agreements with prospective commercial counterparties;
•	identifying and eliminating redundant and underperforming assets;

•	combining certain of the companies’ operations, financial, reporting and corporate functions;
•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;
•	consolidating the companies’ administrative and information technology infrastructure;
•	managing the movement of certain businesses and positions to different locations;
•	coordinating geographically dispersed organizations; and
•	effecting potential actions that may be required in connection with obtaining regulatory approvals.
In addition, at times, the attention of certain members of either company’s or both companies’ business or management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.
The historical financials of CoreWeave as provided in this proxy statement/prospectus may not be an indication of the future financial condition or results of operations of CoreWeave following the consummation of the Merger.
The historical financials of CoreWeave as provided in this proxy statement/prospectus may not be indicative of CoreWeave’s future financial condition or results of operations following the consummation of the Merger. In particular, the historical financials of CoreWeave do not reflect any anticipated synergies, operating efficiencies or cost savings that may result from the Merger or any integration costs that may be incurred. Additionally, CoreWeave may potentially repurpose or divest a portion of Core Scientific’s digital asset mining self-mining and digital asset hosted mining businesses, which accounted for approximately $486.3 million or approximately 95% of Core Scientific’s revenue for the fiscal year ended December 31, 2024 and approximately $68.0 million or approximately 86.5% of Core Scientific’s revenue for the three months ended June 30, 2025, over the medium-term horizon. As a result, revenues from these businesses as shown in the historical financials of Core Scientific incorporated by reference in this proxy statement/prospectus may not be reflected in CoreWeave’s financial results in future periods as such. Additionally, CoreWeave currently accounts for 100% of Core Scientific’s HPC hosting revenue, with Core Scientific providing approximately 500 MW of digital infrastructure to host CoreWeave’s HPC operations as of October 2024. Upon consummation of the Merger, revenue generated by Core Scientific by providing HPC hosting services to CoreWeave will cease.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the combined company after the Merger may differ materially.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the Merger been completed on the date indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Core Scientific identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The fair value estimates reflected in this proxy statement/prospectus are preliminary, and final amounts will be based upon the actual consideration and the fair value of the assets and liabilities of Core Scientific as of the date of the completion of the Merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
The financial forecasts are based on various assumptions that may not be realized.
The financial estimates set forth in the forecasts included under the section “The Merger—Certain Unaudited Prospective Financial Information” were based on assumptions of, and information available to, Core Scientific’s management, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Core Scientific’s control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under the section titled “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from

Core Scientific’s estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.
Core Scientific’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and Core Scientific does not undertake any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.
The financial estimates of Core Scientific included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Core Scientific. Moreover, neither Marcum LLP (“Marcum”), Core Scientific’s independent accountant, Deloitte & Touche LLP (“Deloitte”), CoreWeave’s independent registered public accountant, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Core Scientific’s unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Core Scientific’s prospective financial information. The reports of such independent accountants incorporated by reference herein relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this proxy statement/prospectus and should not be read to do so. See the section titled “The Merger—Certain Unaudited Prospective Financial Information” beginning on page 192 for more information.
The opinions of Core Scientific’s financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.
The Core Scientific board has received the separate opinions from each of its financial advisors in connection with the signing of the Merger Agreement, each to the effect that, and as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the exchange ratio in the Merger Agreement is fair from a financial point of view to the holders of shares of Core Scientific common stock (other than the excluded shares). Changes in the operations and prospects of CoreWeave or Core Scientific, general market and economic conditions and other factors that may be beyond the control of CoreWeave or Core Scientific, and on which Core Scientific’s financial advisors’ opinions were based, may significantly alter the value of CoreWeave or Core Scientific or the prices of the shares of CoreWeave common stock or Core Scientific common stock by the time the Merger is completed. The opinions do not speak as of the time the Merger will be completed or as of any date other than the date of each such opinion. Because Core Scientific does not currently anticipate asking its financial advisors to provide updated fairness opinions, the opinions will not address the fairness of the Merger Consideration from a financial point of view at the time that Core Scientific stockholders vote on the Merger Agreement Proposal or at the time the Merger is completed.
For a description of each of the opinions that Core Scientific received from its financial advisors, see the section entitled “The Merger—Opinions of Core Scientific’s Financial Advisors” beginning on page 198. A copy of each of the opinions of Moelis & Company LLC and PJT Partners LP, Core Scientific’s financial advisors, is attached as Annex B and Annex C, respectively, to this proxy statement/prospectus.
Completion of the Merger may trigger change in control or other provisions in certain agreements to which Core Scientific is a party.
Core Scientific is a party to certain agreements that give the counterparty certain rights following a “change in control,” including in some cases the right to terminate such agreements. Under some such agreements, the Merger may constitute a change in control and therefore the counterparty may exercise certain rights under the agreement upon the closing of the Merger. Any such counterparty may request modifications of its respective agreements as a condition to granting a waiver or consent under its agreement. There is no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available, and/or requires payment of substantial financial penalties.

Certain of Core Scientific’s executive officers and directors have interests in the Merger that may be different from, or in addition to, your interests as a stockholder of Core Scientific.
In considering the recommendation of the Core Scientific board to vote for the adoption of the Merger Agreement, Core Scientific stockholders should be aware that certain of the directors and executive officers of Core Scientific have interests in the Merger that are different from, or in addition to, the interests of Core Scientific stockholders generally, including the treatment of outstanding equity awards pursuant to the Merger Agreement, potential severance payments and benefits under individual letter agreements with certain Core Scientific executive officers; agreements with certain Core Scientific executive officers providing for excise tax reimbursements; payment of annual cash incentive bonuses for fiscal year 2025 if such bonuses have not been paid prior to the effective time; and continued indemnification and directors’ and officers’ liability insurance. The Core Scientific board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and approving the Merger, and in recommending the approval of the Merger Agreement Proposal and Advisory Compensation Proposal.
For more information, see the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger” beginning on page 253 of this proxy statement/prospectus.
Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Core Scientific and CoreWeave.
If the Merger is not completed for any reason, including as a result of Core Scientific stockholders failing to adopt the Merger Agreement or any other condition not being satisfied or waived, the ongoing businesses of Core Scientific and/or CoreWeave may be adversely affected, and, without realizing any of the benefits of having completed the Merger, CoreWeave and Core Scientific would be subject to a number of risks, including the following:
•	Core Scientific and CoreWeave may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;
•	Core Scientific and CoreWeave may experience negative reactions from their respective customers, vendors, joint venture and other business partners, regulators and employees;
•	Core Scientific and CoreWeave will be required to pay certain costs relating to the Merger, such as legal, accounting, financial advisor and printing fees, whether or not the Merger is completed;
•
the Merger Agreement places certain restrictions on the conduct of Core Scientific’s and CoreWeave’s businesses prior to completion of the Merger, and such restrictions, the waiver of which is subject to the written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, may prevent Core Scientific and CoreWeave from taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that Core Scientific or CoreWeave would have made, taken or pursued if these restrictions were not in place (see the section titled “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 230 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Core Scientific and CoreWeave);

•
matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Core Scientific and CoreWeave management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Core Scientific or CoreWeave as an independent company;

•
in the event of a termination of the Merger Agreement under certain circumstances specified in the Merger Agreement, Core Scientific may be required to pay a termination fee of $270 million to CoreWeave; to the extent that a termination fee is not promptly paid by Core Scientific when due, Core Scientific will be required to pay CoreWeave interest on such fee at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received; and

•
Core Scientific and CoreWeave may face litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against Core Scientific or CoreWeave preventing the performance of their respective obligations pursuant to the Merger Agreement.

There can be no assurance that the risks described above will not materialize. If the Merger is not completed, these risks may materialize and may materially and adversely affect Core Scientific’s and CoreWeave’s businesses, financial condition, financial results, ratings, stock prices and/or, in the case of Core Scientific, warrant prices.
The shares of CoreWeave common stock to be received by Core Scientific stockholders upon completion of the Merger will have different rights from shares of Core Scientific common stock.
Upon completion of the Merger, Core Scientific stockholders will no longer be stockholders of Core Scientific, but will instead become stockholders of CoreWeave, and their rights as stockholders will be governed by CoreWeave’s certificate of incorporation and bylaws. The terms of CoreWeave’s certificate of incorporation and bylaws may be materially different than the terms of the Core Scientific certificate of incorporation and bylaws, which currently govern the rights of Core Scientific stockholders. See the section titled “Comparison of Stockholder Rights” beginning on page 294 of this proxy statement/prospectus for a discussion of the different rights associated with CoreWeave common shares.
If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, stockholders of Core Scientific common stock may be required to recognize gain or loss for U.S. federal income tax purposes upon the exchange of Core Scientific common stock for CoreWeave common stock in the Merger.
Core Scientific and CoreWeave intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. The completion of the Merger is not conditioned on the Merger qualifying for the intended tax treatment or upon the receipt of an opinion of counsel to that effect, and neither Core Scientific nor CoreWeave will request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. However, in connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, each of Wachtell, Lipton, Rosen & Katz, counsel to Core Scientific, and Davis Polk & Wardwell LLP, counsel to CoreWeave, will deliver a legal opinion to the effect that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. An opinion that the Merger “should” qualify as a reorganization within the meaning of Section 368(a) of the Code expresses a level of comfort that is stronger than “more likely than not” but less than “will.” Counsel is unable to provide a higher degree of certainty because there is no administrative or judicial authority that directly addresses facts similar to those of this transaction, including with respect to the federal income tax treatment of the Tranche 2 Warrants. Nonetheless, counsel believes that its opinion is justified based on the existing authorities.
These opinions will be based upon and rely on, among other things, various facts, assumptions, representations and warranties and covenants, including those contained in the Merger Agreement and in the officer’s certificates provided by CoreWeave (on behalf of itself and Merger Sub) and Core Scientific. If any of these facts, assumptions, representations and warranties and covenants underlying the tax opinions described above is or becomes incorrect, incomplete, inaccurate or is waived or violated, the validity of, and the conclusions reached in, such tax opinions may be affected or jeopardized. In addition, the opinions will be subject to certain qualifications and limitations as set forth therein. Moreover, an opinion of counsel represents such counsel’s judgment and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusions reached by an opinion of counsel. Notwithstanding the receipt by CoreWeave and Core Scientific of the opinions of counsel, there can be no assurance that the IRS would not assert that the Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain such position.
If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a Core Scientific stockholder that is a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”) generally would recognize gain or loss for U.S. federal income tax purposes upon the exchange of Core Scientific common stock for CoreWeave common stock in the Merger. For more information on the material U.S. federal income tax consequences of the Merger, see the section titled “Material U.S. Federal Income Tax Consequences of the Merger.”
After the Merger, Core Scientific stockholders, as a group, will have a significantly lower ownership and voting interest in CoreWeave than they currently have in Core Scientific and will exercise less influence over management, in particular because the class of high-vote common stock of CoreWeave has the effect of concentrating voting power with CoreWeave’s co-founders.
Based on, among other things, the number of shares of Core Scientific common stock and the Core Scientific equity awards outstanding as of the close of business on September 23, 2025, CoreWeave estimates that it will issue approximately 39,685,636 shares of CoreWeave common stock at closing pursuant to the Merger Agreement, provided that if additional Core Scientific equity awards are granted to certain Core Scientific employees as permitted under the Merger Agreement, if additional Tranche 1 Warrants and Tranche 2 Warrants are exercised for Core Scientific common stock prior to closing pursuant to the Core Scientific Warrant Agreement or if additional Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes are converted to Core Scientific common stock during the convertibility period pursuant to the Core Scientific 2029 Notes Indenture and Core Scientific 2031 Notes Indenture, as applicable, CoreWeave may be required to issue additional shares of CoreWeave common stock for issuance (see the sections titled “The Merger Agreement—Treatment of Core Scientific Equity Awards”, “The Merger Agreement—Treatment of Warrants” and “The Merger Agreement—Treatment of Convertible Notes”). The actual number of shares of CoreWeave common stock to be issued will be determined at completion of the Merger based on the exchange ratio and the number of shares of Core Scientific common stock and the Core Scientific equity awards outstanding at that time, and CoreWeave will also reserve for issuance the maximum number of shares of CoreWeave common stock underlying the New Tranche 1 Warrants and New Tranche 2 Warrants and shares of CoreWeave common stock issuable upon conversion of the Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes. CoreWeave has a significantly larger market capitalization than Core Scientific. CoreWeave and Core Scientific estimate that, based on the outstanding shares of CoreWeave and Core Scientific common stock as of September 9, 2025, as of immediately following completion of the Merger, holders of CoreWeave common stock as of immediately prior to the Merger will hold approximately 90.6% and holders of Core Scientific common stock as of immediately prior to the Merger will hold approximately 9.4%, of the outstanding shares of CoreWeave common stock. Consequently, former Core Scientific stockholders, as a group, will have materially less influence over the management and policies of CoreWeave than they currently have over the management and policies of Core Scientific.
Additionally, CoreWeave’s Class B common stock has ten votes per share, CoreWeave’s Class A common stock has one vote per share and CoreWeave’s Class C common stock has no votes per share. As of June 30, 2025, Michael Intrator, CoreWeave’s Chief Executive Officer, President, and Chairman of CoreWeave’s board of directors, Brian Venturo, CoreWeave’s Chief Strategy Officer, and Brannin McBee, CoreWeave’s Chief Development Officer (together, the “CoreWeave Co-Founders”) collectively held all of the issued and outstanding shares of CoreWeave’s Class B common stock. Because of the ten-to-one voting ratio between CoreWeave’s Class B common stock and Class A common stock, the CoreWeave Co-Founders collectively continue to control a significant percentage of the combined voting power of CoreWeave’s common stock, which voting power may increase over time upon the exercise or settlement and exchange of equity awards held by the CoreWeave Co-Founders pursuant to their equity exchange rights which provide each Co-Founder with the right (but not obligation) to require CoreWeave to exchange, for shares of CoreWeave Class B common stock, any shares of CoreWeave Class A common stock received by him upon the exercise or settlement of equity awards for shares of CoreWeave Class A common stock granted prior to September 2024. Therefore, the CoreWeave Co-Founders, individually or together, will be able to significantly influence matters submitted to CoreWeave stockholders for approval, including the election of directors, amendments of CoreWeave’s organizational documents and any merger, consolidation, sale of all or substantially all of CoreWeave’s assets, or other major corporate transactions.
Additionally, future issuances of CoreWeave Class C common stock may further concentrate the voting power of CoreWeave Co-Founders by prolonging the duration of their control and/or by giving them an opportunity to achieve liquidity without diminishing their voting power.
The interests of the CoreWeave Co-Founders, individually or together, may not coincide with the interests of the other holders of capital stock of CoreWeave, including Core Scientific stockholders who receive CoreWeave Class A common stock in the Merger. This concentration of ownership may harm the value of CoreWeave Class A common stock Core Scientific’s stockholders receive in the Merger by, among other things delaying, deferring or preventing a change in control of CoreWeave or impeding a merger, consolidation, takeover or other business combination involving CoreWeave.
Potential litigation against CoreWeave and Core Scientific could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such lawsuits are unsuccessful, defending against them can result in substantial costs.

Stockholders of Core Scientific may file lawsuits against CoreWeave, Core Scientific and/or the directors and officers of either company in connection with the Merger. Since the public announcement of the Merger, Core Scientific has received letters from purported Core Scientific stockholders who contend that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information. For additional information, see the section titled “The Merger—Litigation Relating to the Merger.” Potential lawsuits could prevent or delay the completion of the Merger and result in significant costs to Core Scientific and/or CoreWeave, including any costs associated with the indemnification of directors and officers. There can be no assurance that any of the defendants will be successful in the outcome of any potential lawsuits.
CoreWeave and Core Scientific may incur significant acquisition-related costs in connection with the Merger, which may be in excess of those anticipated by CoreWeave and Core Scientific.
CoreWeave and Core Scientific expect to incur a number of non-recurring costs associated with the Merger, combining the operations of the two companies and working to achieve desired synergies. The significant, non-recurring costs associated with the Merger include, among others, fees and expenses of financial, legal, accounting and other advisors and representatives, certain employment-related costs relating to employees of Core Scientific (which are described in the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger” beginning on page 253 of this proxy statement/prospectus), filing fees due in connection with filings required under the HSR Act and filing fees and printing and mailing costs for this proxy statement/prospectus. Some of these costs have already been incurred or may be incurred regardless of whether the Merger is completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees for this proxy statement/prospectus. CoreWeave also will incur transaction fees and costs related to formulating and implementing integration plans with respect to the two companies, including facilities and systems consolidation costs. CoreWeave and Core Scientific continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses. Any substantial unanticipated costs could have an adverse effect on CoreWeave’s and Core Scientific’ financial positions, results of operations and cash flows following the completion of the Merger. Moreover, the expected benefits of the Merger may not outweigh these costs in the near term, or at all.
The expected dilution caused by the issuance of shares of CoreWeave common stock in connection with the Merger may adversely affect the market price of CoreWeave common stock.
The expected dilution caused by the issuance of the new shares of CoreWeave common stock to Core Scientific stockholders in connection with the payment of the Merger Consideration upon the closing of the Merger, either alone or in combination with any negative impact on the market price of CoreWeave common stock following the release of CoreWeave’s initial public offering lock-up restrictions, may result in fluctuations in the market price of CoreWeave common stock, including a stock price decrease.
The issuance of the New Tranche 1 Warrants and New Tranche 2 Warrants will increase the number of shares of CoreWeave common stock eligible for future resale in the public market and result in dilution to CoreWeave stockholders.
As of September 9, 2025, Core Scientific had 97,432,201 outstanding Tranche 1 Warrants exercisable for 97,432,201 shares of Core Scientific common stock at $6.81 per share and 12,118,829 outstanding Tranche 2 Warrants exercisable for 12,118,829 shares of Core Scientific common stock at $0.01 per share. Based on the number of Core Scientific warrants outstanding as of September 9, 2025, and assuming no events occur requiring any adjustment to the number of shares underlying each Tranche 1 Warrant or Tranche 2 Warrant or the exercise price therefor prior to the Merger, the New Tranche 1 Warrants will be exercisable for up to 12,032,877 shares of CoreWeave Class A common stock at an exercise price of $55.141700 per share, and the New Tranche 2 Warrants will be exercisable for up to 1,496,676 shares of CoreWeave Class A common stock at an exercise price of $60.728745 per share, in each case, prior to giving effect to any effective reduction in share issuance that the cashless exercise mechanism described below may have.
At or immediately prior to the effective time, each (i) Tranche 1 Warrant will become the right to receive a New Tranche 1 Warrant exercisable for a number of shares of CoreWeave common stock (subject to cashless exercise as described below) equal to (a) the number of Warrant Shares (as defined in the Core Scientific Warrant Agreement) underlying such Tranche 1 Warrant, multiplied by (b) the exchange ratio, with such New Tranche 1 Warrant having an exercise price equal to the Tranche 1 Exercise Price (as defined in the Core Scientific Warrant Agreement) in effect immediately prior to the effective time divided by the exchange ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants and (ii) Tranche 2 Warrant shall become the right to receive a Converted Tranche 2 Warrant (as defined in the Core Scientific Warrant Agreement), which Converted Tranche 2 Warrant will be exercisable for a number of Warrant Shares with an exercise price of $7.50 per Warrant Share (subject to adjustment as set forth in the Core Scientific Warrant Agreement and otherwise on the same terms as the Tranche 2 Warrants), which will be converted into a New Tranche 2 Warrant exercisable for a number of shares of CoreWeave common stock (subject to cashless exercise as described below) equal to (a) the number of Warrant Shares underlying the Converted Tranche 2 Warrant, multiplied by (b) the exchange ratio, with such New Tranche 2 Warrant having an exercise price equal to $7.50 per Warrant Share divided by the exchange ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants. Both the New Tranche 1 Warrants and New Tranche 2 Warrants will be exercisable only on a cashless basis, pursuant to which the holder will be entitled to receive a number of shares of CoreWeave common stock equal to the total number of shares of CoreWeave common stock underlying the warrants being exercised multiplied by a fraction equal to (x) the current market price (as of the business day immediately preceding the date on which the exercise notice was delivered) of one share of CoreWeave common stock, minus the applicable exercise price, divided by (y) such current market price.
To the extent the trading price of CoreWeave common stock exceeds the applicable exercise price for the New Tranche 1 Warrants and New Tranche 2 Warrants, the shares of CoreWeave common stock issued upon exercise of any of the New Tranche 1 Warrants and New Tranche 2 Warrants will result in dilution to the existing holders of CoreWeave common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of the CoreWeave common stock.
Risks relating to CoreWeave
Risks Related to CoreWeave’s Business and Industry
CoreWeave’s recent growth may not be indicative of its future growth, and if it does not effectively manage its future growth, its business, operating results, financial condition, and prospects may be adversely affected.
CoreWeave was founded in September 2017 and launched its CoreWeave Cloud Platform in 2020 and has experienced significant growth in a short period of time. CoreWeave’s revenue was $1,213 million and $395 million for the three months ended June 30, 2025 and 2024, respectively, and $2,194 million and $584 million for the six months ended June 30, 2025 and 2024, respectively. Investors should not rely on the revenue growth of any prior quarterly or annual period as an indication of CoreWeave’s future performance. Even if CoreWeave’s revenue continues to increase, its revenue growth rate is expected to decline in the future as a result of a variety of factors, including the maturation of its business. Overall growth of CoreWeave’s revenue will depend on a number of factors, including but not limited to its ability to:
•	operate its cloud infrastructure, including due to supply chain limitations and data center or power availability;
•	compete with other companies in its industry, including those with greater financial, technical, marketing, sales, and other resources;
•	continue to develop new solutions and services and new functionality for its platform and successfully further optimize its existing infrastructure, solutions, and services;
•	retain existing customers and increase sales to existing customers, as well as attract new customers and grow its customer base;
•	successfully expand its business domestically and internationally;
•
generate sufficient cash flow from operations and raise additional capital, including through indebtedness, to support continued investments in its platform to maintain its technological leadership and the security of its platform;

•	strategically expand its direct sales force and leverage its existing sales capacity;
•	introduce and sell its solutions and services to new markets and verticals;
•	recruit, hire, train, and manage additional qualified personnel for its research and development activities;
•	maintain its existing, and enter into new, more cost-efficient, financing structures; and

•	successfully identify and acquire or invest in businesses, products, or technologies that it believes could complement or expand its platform.
In addition to the factors discussed above, CoreWeave’s revenue growth may also be impacted by industry-specific factors, particularly the continued development of AI (including advancements in AI technology that may lead to further compute efficiencies), the broader adoption, use, and commercialization of AI and any impacts of the developing AI regulatory environment.
As many of these factors are beyond CoreWeave’s control, it is difficult for it to accurately forecast its future operating results. If the assumptions that CoreWeave uses to plan its business are incorrect or change in reaction to changes in its market, it may be unable to maintain consistent revenue or revenue growth, the value of its stock could be volatile, and it may be difficult to achieve and, if achieved, maintain profitability. In addition, changes in the macroeconomic environment, including actual or perceived global banking and finance related issues, domestic and foreign regulatory uncertainty, changes in trade policies (including the imposition of tariffs, trade controls and other trade barriers), labor shortages, supply chain disruptions, volatile interest rates and inflation, spending environments, geopolitical instability, warfare and uncertainty, including the effects of the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, weak economic conditions in certain regions, or a reduction in AI spending regardless of macroeconomic conditions may impact CoreWeave’s growth.
In addition, as CoreWeave has grown, its number of customers has also increased, and it has increasingly managed more complex deployments of its infrastructure in more complex computing environments. The rapid growth and expansion of CoreWeave’s business places a significant strain on its management, operational, engineering, and financial resources. To manage any future growth effectively, CoreWeave must continue to improve and expand its infrastructure, including information technology (“IT”) and financial infrastructure, its operating and administrative systems and controls, and its ability to manage headcount, capital, and processes in an efficient manner. If CoreWeave does not manage future growth effectively, its business, operating results, financial condition, and prospects would be harmed.
If CoreWeave continues to experience rapid growth, it may not be able to successfully implement or scale improvements to its systems, processes, and controls in an efficient, timely, or cost-effective manner. As CoreWeave grows, its existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. Any future growth will continue to add complexity to CoreWeave’s organization and require effective coordination throughout its organization. Failure to manage any future growth effectively could result in increased costs, cause difficulty or delays in deploying CoreWeave’s platform to new and existing customers, reduce demand for its platform, and cause difficulties in introducing new solutions and services or other operational difficulties, and any of these difficulties would adversely affect its business, operating results, financial condition, and prospects.
CoreWeave has a limited number of suppliers for significant components of the equipment it uses to build and operate its platform and provide its solutions and services. Any disruption in the availability of these components could delay CoreWeave’s ability to expand or increase the capacity of its infrastructure or replace defective equipment.
CoreWeave does not manufacture the components it uses to build the technology infrastructure underlying its platform. CoreWeave has a limited number of suppliers that it uses to procure and configure significant components of the technology infrastructure that it uses to operate its platform and provide its solutions and services to its customers. For example, as a result of CoreWeave’s obligations in its current customer contracts, all of the GPUs used in its infrastructure today are NVIDIA GPUs. Additionally, for the year ended December 31, 2024, three suppliers accounted for 46%, 16%, and 14% of total purchases, and for the year ended December 31, 2023, three suppliers accounted for 57%, 22%, and 11% of total purchases. Utilizing a limited number of suppliers of the components for CoreWeave’s technology infrastructure exposes it to risks, including:
•	asymmetry between component availability and contractual performance obligations, including where specified components are required;
•	shifts in market-leading technologies away from those offered by its current suppliers that could impact its ability to offer its customers the solutions and services that they are seeking;
•
reduced control over production costs and constraints based on the then current availability, terms, and pricing of these components, including any delays in its supply chain (such as the recent delays associated with NVIDIA’s Blackwell GPUs);

•	limited ability to control aspects of the quality, performance, quantity, and cost of its infrastructure or of its components;
•	the potential for binding price or purchase commitments with its suppliers at higher than market rates;
•
reliance on its suppliers to keep up with technological advancements at the same pace as its business and customer demands, including their ability to continue to deliver next generation components that are substantially better than the prior generation;

•	consolidation among suppliers in its industry, which may harm its ability to negotiate and obtain favorable terms from its suppliers and the third-party suppliers that its suppliers rely on;
•	labor and political unrest at facilities it does not operate or own;
•	geopolitical disputes disrupting its or any of its suppliers’ supply chains;
•	business, legal compliance, litigation, and financial concerns affecting its suppliers or their ability to manufacture and ship components in the quantities, quality, and manner CoreWeave requires;
•	impacts on its supply chain from adverse public health developments, including outbreaks of contagious diseases or pandemics; and
•	disruptions due to floods, earthquakes, storms, and other natural disasters, particularly in countries with limited infrastructure and disaster recovery resources, or regional conflicts.
CoreWeave’s technology infrastructure components suppliers fulfill its supply requirements on the basis of individual purchase orders, which it often places on a just-in-time basis. CoreWeave currently has no long-term contracts or arrangements with its suppliers that guarantee capacity or the continuation of any particular payment terms. Accordingly, CoreWeave’s suppliers are not obligated to continue to fulfill its supply requirements, and the prices it is charged for its products and, if applicable, services could be increased on short notice. Further, because CoreWeave often submits purchase orders to its suppliers on a just-in-time basis, any delay from its suppliers may result in its inability to provide its infrastructure and platform to its customers on a timely basis and fulfill its contractual requirements under its customer contracts. Additionally, CoreWeave’s current customers have contractually specified its use of NVIDIA GPUs. If CoreWeave is required to change suppliers, its ability to meet its obligations to its customers, including scheduled compute access, could be adversely affected and its solutions may not be as performant, which could cause the loss of sales from existing or potential customers, delayed revenue, or an increase in its costs, which could adversely affect its margins. Any production or shipping interruptions for any reason, such as a natural disaster, epidemics, pandemics, capacity shortages, quality problems, or strike or other labor disruption at one of CoreWeave’s supplier locations or at shipping ports or locations, could adversely affect sales of its solution and services offerings.
In addition, CoreWeave is continually working to expand and enhance its infrastructure features, technology, and network and other technologies to accommodate substantial increases in the computing power required by more compute-intensive workloads on its platform, the amount of data it hosts, and its overall number of total customers. CoreWeave may be unable to project accurately the rate or timing of these increases or to allocate resources successfully to address such increases and may underestimate the data center capacity needed to address such increases. CoreWeave’s limited number of suppliers, in turn, may not be able to quickly respond to its needs, which would have a negative impact on customer experience and contractual performance. In the future, CoreWeave may be required to allocate additional resources, including spending substantial amounts, to build, purchase, or lease or license data centers and equipment and upgrade its technology and network infrastructure in order to handle increased customer usage, and its suppliers may not be able to satisfy such requirements. In addition, CoreWeave’s network or its suppliers’ networks might be unable to achieve or maintain data transmission capacity high enough to effectively deliver its services. CoreWeave may also face constraints on its ability to deliver its platform, solutions, and services if there is limited power supply. CoreWeave’s failure, or its suppliers’ failure, to achieve or maintain high data transmission capacity and sufficient electrical services would impact its ability to meet customer needs and could significantly reduce consumer demand for its services. Such reduced demand and resulting loss of compute, cost increases, or failure to upgrade its equipment or adapt to new technologies would harm its business, operating results, financial condition, and prospects.
Moreover, CoreWeave’s suppliers themselves rely on a complex network of third-party suppliers for semiconductor manufacturing, hardware components, and other critical inputs, which introduces additional risks to its supply chain. For example, NVIDIA relies on suppliers such as Taiwan Semiconductor Manufacturing Company for semiconductor fabrication and other manufacturers for compute and networking components. Any disruption in the operations of these upstream suppliers, whether due to equipment failures, geopolitical factors such as the potential for military conflict between China and Taiwan, or supply chain constraints, could affect CoreWeave’s suppliers’ ability to supply the significant components of the equipment it uses to operate its platform and provide its solutions and services to its customers, which would, in turn, affect the availability of its solutions and services, as well as lead times.
In addition, to the extent any of CoreWeave’s suppliers’ businesses are impacted by business, legal compliance, litigation, and financial concerns, including regulatory scrutiny and export controls, its business, operating results, financial condition, and prospects may be adversely affected. For example, increasing use of tariffs, economic sanctions and export controls has impacted and may in the future impact the availability and cost of GPUs and other components of CoreWeave’s platform. The current U.S. presidential administration has discussed imposing broad-based tariffs on imported goods, which, if implemented on components of CoreWeave’s infrastructure and other products it uses, could increase its costs. Further, the former U.S. presidential administration had recently released new export controls targeting semiconductor manufacturing equipment and other items related to advanced integrated circuits. It is possible that these and additional restrictions could impede the supply chain in this industry. Additional export restrictions imposed on components of CoreWeave’s technologies by the U.S. government may also provoke responses from foreign governments that negatively impact its supply chain, increase the costs for affected imported goods, or limit its ability to obtain additional hardware components, which would also substantially reduce its ability to provide or develop its platform, solutions, and services.
In the event of a supplier unavailability, component shortage, or supply interruption, CoreWeave may not be able to secure alternate sources in a timely manner. Securing alternate sources of supply for these components or services may be time-consuming, difficult, and costly and CoreWeave may not be able to source these components or services on terms that are acceptable to it, or at all, which may undermine its ability to fill its orders in a timely manner. Any interruption or delay in the supply of any of these components or services, or the inability to obtain these components or services from alternate sources at acceptable prices and within a reasonable amount of time, would harm CoreWeave’s ability to meet the demand of its customers, which in turn would have an adverse effect on its business, operating results, financial condition, and prospects.
CoreWeave’s business would be harmed if it were not able to access sufficient power or by increased costs to procure power, prolonged power outages, shortages, or capacity constraints.
CoreWeave depends on being able to secure power, which powers its data center facilities, in a cost-effective manner. CoreWeave’s inability to secure sufficient power or any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power could have an adverse effect on its business, operating results, financial condition, and prospects.
CoreWeave relies on third parties, third-party infrastructure, governments, and global suppliers to provide a sufficient amount of power to maintain its leased or licensed data center facilities and meet the needs of its current and future customers. CoreWeave has in the past experienced, and it may in the future experience, insufficient power to service a customer’s project. Any limitation on the delivered energy supply would limit CoreWeave’s ability to operate its platform. These limitations would have a negative impact on a given data center or limit CoreWeave’s ability to grow its business which could negatively affect its business, operating results, financial condition, and prospects. Limitations on generation, transmission, and distribution may also limit its ability to obtain sufficient power capacity for potential expansion sites in new or existing markets. Power providers, other participants in the power market, and those entities that regulate it may impose onerous operating conditions to any approval or provision of power or CoreWeave may experience significant delays and substantial increased costs to provide the level of electrical service required by its current or future leased or licensed data centers, or any data centers it may choose to construct in the future. CoreWeave’s ability to find appropriate sites for expansion, including existing sites to lease or license, will also be limited by access to power.
CoreWeave’s data center facilities are affected by problems accessing electricity sources, such as planned or unplanned power outages and limitations on transmission or distribution of power. Unplanned power outages, including, but not limited to those relating to large storms, earthquakes, fires, tsunamis, cyberattacks, physical attacks on utility infrastructure, war, and any failures of electrical power grids more generally, and planned power outages by public utilities, such as Pacific Gas and Electric Company’s practice of planned outages in California to minimize fire risks, could harm CoreWeave’s customers and its business. Further, CoreWeave’s data center facilities are located in leased buildings where, depending upon the lease requirements and number of tenants involved, it may or may not control some or all of the infrastructure, including generators and fuel tanks. As a result, in the event of a power outage, CoreWeave could be dependent upon the landlord, as well as the utility company, to restore the power. Even if CoreWeave attempts to limit its exposure to system downtime by using backup generators, which are in turn supported by onsite fuel storage and through contracts with fuel suppliers, these measures may not always prevent downtime or solve for long-term or large-scale outages. Any outage or supply disruption could adversely affect CoreWeave’s customer experience, as well as its business, operating results, financial condition, and prospects.
The global energy market is currently experiencing inflation and volatility pressures. Various macroeconomic and geopolitical factors are contributing to the instability and global power shortage, including the war in Ukraine, severe weather events, governmental regulations, government relations, and inflation. CoreWeave expects the cost for power to continue to be volatile and unpredictable and subject to inflationary pressures, which could materially affect its financial forecasting, business, operating results, financial condition, and prospects.
If CoreWeave’s data center providers fail to meet the requirements of its business, or if the data center facilities experience damage, interruption, or a security breach, its ability to provide access to its infrastructure and maintain the performance of its network could be negatively impacted.
CoreWeave leases space in or otherwise license use of third-party data centers located in the United States, Europe and United Kingdom. CoreWeave’s business is reliant on these data center facilities. Given that CoreWeave leases or licenses use of this data center space, it does not control the operation of these third-party facilities. Consequently, CoreWeave could be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of its direct control. CoreWeave’s data center facilities and network infrastructure are vulnerable to damage or interruption from a variety of sources including earthquakes, floods, fires, power loss, system failures, computer and other cybersecurity vulnerabilities, physical or electronic break-ins, human error, malfeasance or interference, including by employees, former employees, or contractors, as well terrorist acts and other catastrophic events. CoreWeave and the data center facilities it leases space in or license use of have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including availability or sufficiency of power, infrastructure changes, and capacity constraints, occasionally due to an overwhelming number of customers accessing its infrastructure simultaneously. CoreWeave’s third-party data centers and network infrastructure may also be subject to cybersecurity attacks, including supply chain attacks, due to the actions of outside parties or human error, malfeasance, insider threats, system errors or vulnerabilities, insufficient cybersecurity controls, a combination of these, or otherwise, which may cause service outages and otherwise impact its ability to provide its solutions and services. While CoreWeave reviews the security measures of its third-party data centers, it cannot ensure that these measures will be sufficient to prevent a cybersecurity attack or to protect the continued operation of its platform in the event of a cybersecurity attack, and any impact to its solutions and services may also impact its business, operating results, financial condition, and prospects. Data center facilities housing CoreWeave’s network infrastructure may also be subject to local administrative actions, changes to legal or permitting requirements, labor disputes, litigation to stop, limit, or delay operations, and other legal challenges, including local government agencies seeking to gain access to customer accounts for law enforcement or other reasons. In addition, while CoreWeave has entered into various agreements for the lease of data center space, equipment, maintenance, and other services, those third parties could fail to deliver on their contractual obligations under those agreements, including agreements to provide it with certain data, equipment, and utilities information required to run its business. Furthermore, CoreWeave may require the data centers it leases to have certain highly specific attributes in order to effectively run its business. For example, CoreWeave’s state-of-the art data centers may also require networking equipment, high-speed interconnects, enhanced access to power, and liquid cooling infrastructure. In some cases, these third-party data centers are required to undergo extensive retrofitting and improvement efforts, including to incorporate novel developments in CoreWeave’s industry, which are time consuming, expensive, and less efficient than if it were to lease from spaces already designed for its operations, and which may not ultimately be successful in meeting all of its requirements. If third parties fail to successfully deliver on such performance requirements, CoreWeave’s ability to maintain the performance of its network would be negatively impacted.
Other factors, many of which are beyond CoreWeave’s control, that can affect the delivery, performance, and availability of its platform include:
•	the development, maintenance, and functioning of the infrastructure of the internet as a whole;

•	the performance and availability of third-party telecommunications services with the necessary speed, data capacity, and security for providing reliable internet access and services;
•	the success or failure of its redundancy systems;
•	the success or failure of its disaster recovery and business continuity plans;
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decisions by the owners and operators of the data center facilities where its infrastructure is installed or by global telecommunications service provider partners who provide it with network bandwidth to terminate its contracts, discontinue services to it, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy, breach their contracts with it, or prioritize the traffic of other parties;

•	its ability to enter into data center agreements and leases according to its business needs and on terms and with counterparties acceptable to it; and
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changing sentiment by government regulators relating to data center development, including in response to public concerns regarding environmental impact and development, which may result in restrictive government regulation or otherwise impact the future construction of additional data centers.

In addition, many of the leases CoreWeave has entered into for third-party data centers have multi-year terms and fixed capacity. If CoreWeave does not accurately anticipate the data center capacity required by its customers, including if they use less or more of its infrastructure than expected, it would incur additional costs due to leasing more capacity than is used and paid for by its customers or, alternatively, in seeking additional data center capacity to fulfill unexpected demand on terms that may not be economically reasonable or acceptable to it, if it are able to lease additional capacity at all. CoreWeave may also need to seek additional data center capacity in the event any leases with third parties are terminated or not renewed, which it may be unable to do on reasonable terms or at all.
The occurrence of any of these factors, or CoreWeave’s inability to efficiently and cost-effectively fix such errors or other problems that may be identified, could damage its reputation, negatively impact its relationship with its customers, or otherwise materially harm its business, operating results, financial condition, and prospects.
In the future, CoreWeave may develop its own data centers, rather than relying on third parties and, because of its limited experience in this area, it could experience unforeseen difficulties. For example, any potential expansion of CoreWeave’s data center infrastructure would be complex, and unanticipated delays in the completion of those projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of its platform. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may only become evident after CoreWeave has started to fully utilize the underlying equipment, that could further degrade its platform or increase its costs.
A substantial portion of CoreWeave’s revenue is driven by a limited number of its customers, and the loss of, or a significant reduction in, spend from one or a few of its top customers would adversely affect its business, operating results, financial condition, and prospects.
A substantial portion of CoreWeave’s revenue is driven by a limited number of customers. CoreWeave recognized an aggregate of approximately 79% of its revenue from its top two customers for the three months ended June 30, 2024. CoreWeave recognized an aggregate of approximately 71% and 59% of its revenue for the three months ended June 30, 2025 and 2024, from its largest customer, Microsoft. None of CoreWeave’s other customers represented 10% or more of its revenue for the six months ended June 30, 2025. Any negative changes in demand from Microsoft, in Microsoft’s ability or willingness to perform under its contracts with CoreWeave, in laws or regulations applicable to Microsoft or the regions in which it operates, or in its broader strategic relationship with Microsoft would adversely affect its business, operating results, financial condition, and prospects. During the three months ended March 31, 2025, CoreWeave entered into a master services agreement with OpenAI OpCo, LLC (“OpenAI”) and, as a result, it expects OpenAI to be a significant customer in future periods.
CoreWeave anticipates that it will continue to derive a significant portion of its revenue from a limited number of customers for the foreseeable future, and in some cases, the portion of its revenue attributable to certain customers may increase in the future. The composition of CoreWeave’s customer base, including its top customers, may fluctuate from period to period given that its customer composition has evolved and is expected to continue to evolve significantly as its business continues to evolve and scale and as the use cases for AI continue to develop. However, CoreWeave may not be able to maintain or increase revenue from its top customers for a variety of reasons, including the following:
•	customers may develop their own infrastructure that may compete with its services;
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some of its customers may redesign their systems to require fewer of its services with limited notice to it and may choose not to renew or increase their purchases of its platform, solutions, and services; and

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its customers may have pre-existing or concurrent relationships with, or may be, current or potential competitors that may affect such customers’ decisions to purchase its platform, solutions, and services.

Customer relationships often require CoreWeave to continually improve its platform, which may involve significant technological and design challenges, and its customers may place considerable pressure on it to meet tight development and capacity availability schedules. Accordingly, CoreWeave may have to devote a substantial amount of its resources to its strategic relationships, which could detract from or delay its completion of other important development projects. Delays in making capacity or AI infrastructure available and performing to contractual specifications could impair CoreWeave’s relationships with its customers and negatively impact forecasted sales of the services under development. Moreover, it is possible that CoreWeave’s customers may develop their own infrastructure that may compete with its services or adopt a competitor’s infrastructure for services that they currently buy from it. If that happens, CoreWeave’s revenue would be adversely impacted and its business, operating results, financial condition, and prospects would be materially and adversely affected.
If CoreWeave fails to efficiently enhance its platform and develop and sell new solutions and services and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements, or preferences, its platform may become less competitive.
The market in which CoreWeave competes is relatively new and subject to rapid technological change, evolving industry standards and regulatory changes, as well as changing customer needs, requirements, and preferences. The success of CoreWeave’s business will depend, in part, on its ability to, predict, adapt, and respond effectively to these changes on a timely basis. If CoreWeave is unable to develop and sell new solutions and services that satisfy and are adopted by new and existing customers and provide enhancements, new features, and capabilities to its infrastructure that keep pace with rapid technological and industry change, its business, operating results, financial condition, and prospects could be adversely affected. Further, prospective or existing customers may influence CoreWeave’s product roadmap by requiring features optimal for their particular use case. If CoreWeave is unable to adapt to meet customers’ requirements, they may use competitive offerings or internal solutions that eliminate reliance on third-party providers, and its business, operating results, financial condition, and prospects could be adversely affected. Moreover, prioritizing development of such features may require significant engineering resources and may not be compatible with the requirements of other customers, which could impact overall adoption of CoreWeave’s platform. If new technologies emerge that limit or eliminate reliance on AI cloud platform providers like CoreWeave, or that enable its competitors to deliver competitive services at lower prices, more efficiently, more conveniently, or more securely, such technologies could adversely impact its ability to compete. If CoreWeave’s solutions do not allow it or its customers to comply with the latest regulatory requirements, sales of its platform, solutions, and services to existing customers may decrease and new customers will be less likely to adopt its platform.
CoreWeave’s future growth is dependent upon its ability to continue to meet the needs of new customers and the expanding needs of its existing customers as their use of its platform, solutions, and services grows. As sales of its platform grow, CoreWeave will need to devote additional resources to expanding, improving, and maintaining its infrastructure and integrating with third-party applications. In addition, CoreWeave will need to appropriately scale its internal business systems and its services organization, including customer support, to serve its growing customer base, and to improve its IT and financial infrastructure, operating and administrative systems, and its ability to effectively manage headcount, capital and processes, including by reducing costs and inefficiencies. Any failure of, or delay in, these efforts could result in impaired system performance and reduced customer satisfaction, which would negatively impact CoreWeave’s revenue growth and its reputation. CoreWeave may not be successful in developing or implementing these technologies. In addition, it takes a significant amount of time to plan, develop, and test improvements to CoreWeave’s technologies and infrastructure, and it may not be able to accurately forecast demand or predict the results it will realize from such improvements. In some circumstances, CoreWeave may also determine to scale its technology through the acquisition of complementary businesses and technologies rather than through internal development, which may divert management’s time and resources. To the extent that CoreWeave does not effectively scale its operations to meet the needs of its growing customer base and to maintain performance as its customers expand their use of its services, CoreWeave will not be able to grow as quickly as it anticipates, its customers may reduce or terminate use of its platform and it will be unable to compete as effectively and its business, operating results, financial condition, and prospects will be adversely affected.
CoreWeave continually works to upgrade and enhance its platform, solutions, and services in response to customer demand and to keep up with technological changes. Part of this process entails cycling out outdated components of CoreWeave’s infrastructure and replacing them with the latest technology available. This requires CoreWeave to make certain estimates with respect to the useful life of the components of its infrastructure and to maximize the value of the components of its infrastructure, including its GPUs, to the fullest extent possible. CoreWeave cannot guarantee that its estimates will be accurate or that its attempts at maximizing value will be successful. Any changes to the significant assumptions underlying CoreWeave’s estimates or to the estimates of its components’ useful lives, or any inability to redeploy components of its existing infrastructure to extend past their contracted life could significantly affect its business, operating results, financial condition, and prospects.
CoreWeave’s platform must also integrate with a variety of network, hardware, storage, and software technologies, and it needs to continuously modify and enhance the capabilities of its platform to adapt to changes and innovation in these technologies. If CoreWeave’s customers widely adopt new technologies, it may need to redesign parts of its platform to work with those new technologies. These development efforts may require significant engineering, marketing, and sales resources, all of which would affect CoreWeave’s business, operating results, financial condition, and prospects. Any failure of CoreWeave’s infrastructure’s capabilities to operate effectively with future technologies and software platforms could reduce the demand for its platform. If CoreWeave is unable to respond to these changes in a cost-effective manner, its platform may become less marketable and less competitive or obsolete, and its business may be harmed.
In addition, CoreWeave must also continue to effectively manage its capital expenditures by maintaining and expanding its data center capacity, servers and equipment, grow in geographies where it currently have limited or no presence, and ensure that the performance, features, and reliability of its services and its customer service remain competitive in a rapidly changing technological environment. If CoreWeave fails to manage its growth, the quality of its platform may suffer, which could negatively affect its brand and reputation and harm its ability to retain and attract customers and employees.
The broader adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain. Failure by CoreWeave’s customers to continue to use its CoreWeave Cloud Platform to support AI use cases in their systems, or its ability to keep up with evolving AI technology requirements and regulatory frameworks, could have a material adverse effect on its business, operating results, financial condition, and prospects.
As part of its growth strategy, CoreWeave seeks to attract and acquire customers requiring high-performance computing, such as AI, machine learning, and automated decision-making technologies, including proprietary AI algorithms and models (collectively, “AI Technologies”).
AI has been developing at a rapid pace, and continues to evolve and change. As demand continues for AI services, AI providers, including CoreWeave’s customers, have sought increased compute capacity to enable advancements in their AI models and service the demands of end users. CoreWeave cannot predict whether additional computing power will continue to be required to develop larger, more powerful AI models, or if the practical limits of AI technology will plateau in the future regardless of available compute capacity. Further, there have been recent advancements in AI technology, including open-source AI models, that may lead to compute and other efficiencies that may impact the demand for AI services, including CoreWeave’s platform, solutions, and services, which may adversely impact its revenue and profitability. In the event that existing scaling laws do not continue to apply as they have in the past, demand by CoreWeave’s customers for compute resources, including its solutions and services, may not continue to increase over time, or may decrease if overall demand for AI is impacted by a lack of further technological development. If CoreWeave is unable to keep up with the changing AI landscape or in developing services to meet its customers’ evolving AI needs, or if the AI landscape does not develop to the extent it or its customers expect, its business, operating results, financial condition, and prospects may be adversely impacted.
Additionally, CoreWeave may incur significant costs and experience significant delays in developing new solutions and services or enhancing its current platform to adapt to the changing AI landscape, and may not achieve a return on investment or capitalize on the opportunities presented by demand for AI solutions. Moreover, while AI adoption is likely to continue and may accelerate, the long-term trajectory of this technological trend is uncertain. Further, market acceptance, understanding, and valuation of solutions and services that incorporate AI Technologies are uncertain and the perceived value of AI Technologies used and/or provided by its customers could be inaccurate. If AI is not broadly adopted by enterprises to the extent CoreWeave expects, or if new use cases do not arise, then its opportunity may be smaller than it expects. Further, if the consumer perception and perceived value of AI Technologies is inaccurate this could have a material adverse effect on CoreWeave’s customers, which in turn could have a material adverse effect on its business, operating results, financial condition, and prospects.
Concerns relating to the responsible use by CoreWeave’s customers of new and evolving technologies, such as AI, which are supported by its platform, may result in collateral reputational harm to it. AI may pose emerging ethical issues and if CoreWeave’s platform enables customer solutions that draw controversy due to their perceived or actual impact on society, it may experience brand or reputational harm, competitive harm, or legal liability.
Furthermore, the rapid pace of innovation in the field of AI has led to developing and evolving regulatory frameworks globally, which are expected to become increasingly complex as AI continues to evolve. Regulators and lawmakers around the world have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Regulations related to AI Technologies have been introduced in the United States at the federal level and are also enacted and advancing at the state level. Additional regulations may impact CoreWeave’s customers’ ability to develop, use and commercialize AI Technologies, which would impact demand for its platform, solutions, and services and may affect its business, operating results, financial condition, and prospects.
AI and related industries, including cloud services, are under increasing scrutiny from regulators due to their concerns about market concentration, anti-competitive practices, and the pace of partnerships and acquisitions involving generative AI startups. As the industry continues to grow, transactions and business conduct will likely continue to draw scrutiny from regulators. CoreWeave’s customers may become subject to further AI regulations, including any restrictions on the total consumption of compute technology, which could cause a delay or impediment to the commercialization of AI technology and could lead to a decrease in demand for its customers’ AI infrastructure, and may adversely affect its business, operating results, financial condition, and prospects.
CoreWeave’s operations require substantial capital expenditures, and it will require additional capital to fund its business and support its growth, and any inability to generate or obtain such capital on acceptable terms, if at all, or to lower its total cost of capital, may adversely affect its business, operating results, financial condition, and prospects.
CoreWeave requires substantial capital expenditures to support its growth and respond to business challenges. CoreWeave has made significant financial investments in its business, and it intends to continue to make such investments in the future, including expenditures to procure components for, maintain, upgrade, and enhance its platform, including costs related to obtaining third-party chips and leasing and maintaining, enhancing, and expanding its data centers. While CoreWeave has historically been able to fund capital expenditures from cash generated from operations, equity and debt financings, and borrowings under its term loan facilities, factors outside of its control, including those described in this “Risk Factors” section, and particularly those under the section titled “—Risks Related to CoreWeave’s Indebtedness,” could materially reduce the cash available from operations, impede its ability to raise additional capital, or significantly increase its capital expenditure requirements, which may result in its inability to fund the necessary level of capital expenditures to maintain and expand its operations. This could adversely affect CoreWeave’s business, operating results, financial condition, and prospects.
Additional financing may not be available on terms favorable to CoreWeave, if at all. If adequate financing is not available on acceptable terms, CoreWeave may be unable to invest in future growth opportunities, which could harm its business, operating results, financial condition, and prospects. If CoreWeave raises additional funds through equity or convertible debt issuances, its existing stockholders may suffer significant dilution and these securities could have rights, preferences, and privileges that are superior to those of holders of its Class A common stock. If CoreWeave obtains additional funds through debt financing, it may not be able to obtain such financing on terms favorable to it. Further, the current global macroeconomic environment could make it more difficult to raise additional capital on favorable terms, if at all. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. The trading prices of recently-public companies have been highly volatile as a result of multiple factors including, the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, inflation, interest rate volatility, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, actual or perceived instability in the banking system, and market downturns, which may reduce its ability to access capital on favorable terms or at all. In addition, a recession, depression, or other sustained adverse market event could adversely affect CoreWeave’s business and the value of its Class A common stock. If CoreWeave is unable to obtain adequate financing or financing on terms satisfactory to it when it requires, its ability to continue to support its business growth and to respond to business challenges could be significantly impaired and its business may be adversely affected, requiring it to delay, reduce, or eliminate some or all of its operations. Even if CoreWeave is able to raise such capital, it cannot guarantee that it will deploy it in such a fashion that allows it to achieve better operating results or grow its business.
Moreover, in order to fund investments in CoreWeave’s infrastructure, it has pioneered and scaled innovative financing structures that have enabled it to grow its business through timely and flexible access to capital. While CoreWeave expects its cost of capital to continue declining as it benefits from economies of scale and access new forms of financing, including asset-backed securitizations and rated parent-level debt, its ability to lower its cost of capital depends upon a number of factors, many of which are beyond its control, including broader macroeconomic conditions. If CoreWeave is unable to continue lowering its cost of capital, its ability to effectively compete, especially with larger competitors that have greater financial and other resources, as well as its operating results, financial condition, and business, may be adversely impacted.
CoreWeave’s operating results may fluctuate significantly, which could make its future results difficult to predict and could cause its operating results to fall below expectations.
CoreWeave’s operating results have varied significantly from period to period in the past, and it expects that its operating results will continue to vary significantly in the future such that period-to-period comparisons of its operating results may not be meaningful. In addition, in future periods, CoreWeave may experience fluctuations in remaining performance obligations (“RPO”), given the nature of its committed contract business, the size of those contracts, and period-to-period variation in new business signed and revenue recognized from existing contracts. This could adversely affect CoreWeave’s business, operating results, financial condition, and prospects. Accordingly, CoreWeave’s financial results in any one quarter should not be relied upon as indicative of future performance. Fluctuations in quarterly results may negatively impact the trading price of CoreWeave’s Class A common stock. CoreWeave’s quarterly financial results may fluctuate as a result of a number of factors, many of which are outside of its control and may be difficult to predict, including, without limitation:
•	the amount and timing of operating costs and capital expenditures related to the expansion of its business;
•	any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power;
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general global macroeconomic and political conditions, both domestically and in its foreign markets that could impact some or all regions where it operates, including global economic slowdowns, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, increases in energy costs and potential global recession;

•	the impact of natural or man-made global events on its business, including wars and other armed conflict, such as the conflicts in the Middle East and Ukraine and tensions between China and Taiwan;
•	changes in its legal or regulatory environment, including developments in regulations relating to AI and machine learning;
•	its ability to attract new and retain existing customers, increase sales of its platform, or sell additional solutions and services to existing customers;
•	the budgeting cycles, seasonal buying patterns, and purchasing practices of customers;
•	the timing and length of its sales cycles;
•	changes in customer requirements or market needs;
•	changes in the growth rate of the cloud infrastructure market generally;

•	the timing and success of new solution and service introductions by it or its competitors or any other competitive developments, including consolidation among its customers or competitors;
•	any disruption in its strategic relationships;
•	its ability to successfully expand its business domestically and internationally;
•	equity or debt financings and the capital markets environment, including interest rate changes;
•	its ability to reduce its cost of capital over time;
•	decisions by organizations to purchase specialized AI cloud infrastructure from larger, more established vendors;
•	its ability to successfully and timely deliver its solutions and services to customers under its committed contracts, including due to data center lead times;
•	its ability to successfully and timely deploy launches of additional data centers;
•	the timing and success of the integration of new infrastructure, including new GPU generations, into its platform;
•	changes in its pricing policies or those of its competitors;
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insolvency or credit difficulties confronting its customers, including bankruptcy or liquidation, due to individual, macroeconomic, and regulatory factors, including those specifically impacting early-stage AI ventures, affecting their ability to purchase or pay for its platform;

•	significant security breaches of, technical difficulties with, or interruptions to, the use of its platform or other cybersecurity incidents;
•	extraordinary expenses such as litigation or other dispute-related settlement payments or outcomes, taxes, regulatory fines or penalties;
•	the timing of revenue recognition and revenue deferrals;
•	future accounting pronouncements or changes in its accounting policies or practices;
•	negative media coverage or publicity; and
•	increases or decreases in its expenses caused by fluctuations in foreign currency exchange rates.
Any of the above factors, individually or in the aggregate, could result in significant fluctuations in its financial condition, cash flows, and other operating results from period to period.
CoreWeave faces intense competition and could lose market share to its competitors, which would adversely affect its business, operating results, financial condition, and prospects.
The market for AI cloud infrastructure and software is intensely competitive and is rapidly evolving, characterized by changes in technology, customer requirements, industry standards, regulatory developments, and frequent introductions of new or improved solutions and services. Key competitors that offer general purpose cloud computing as part of a broader, diversified product portfolio include Amazon (AWS), Google (Google Cloud Platform), IBM, Microsoft (Azure), and Oracle, a number of which are also its current customers. CoreWeave also competes with smaller cloud service providers focused on AI, including Crusoe and Lambda. CoreWeave expects to continue to face intense competition from current competitors, including as its competitors complete strategic acquisitions or form cooperative relationships and/or customer requirements evolve, as well as from new entrants into the market. If CoreWeave is unable to anticipate or react to these challenges, its competitive position could weaken, and it would experience a decline in revenue or reduced revenue growth, and loss of market share that could adversely affect its business, operating results, financial condition, and prospects.
CoreWeave’s ability to compete effectively depends upon numerous factors, many of which are beyond its control, including, but not limited to:
•	changes in customer or market needs, requirements, and preferences and its ability to fulfill those needs, requirements, and preferences;
•	its ability to expand and augment its platform, including through infrastructure and new technologies, or increase sales of its platform;

•	any power outages, shortages, supply chain issues, capacity constraints, or significant increases in the cost of securing power;
•	its ability to attract, train, retain, and motivate talented employees;
•	its ability to retain existing customers and increase sales to existing customers, as well as attract and retain new customers;
•	the budgeting cycles, seasonal buying patterns, and purchasing practices of its customers, including any slowdown in technology spending due to U.S. and general global macroeconomic conditions;
•	price competition;
•	stagnation in the adoption rate or changes in the growth rate of AI and AI cloud infrastructure sectors, including due to emerging AI technologies, which may lead to further compute efficiencies;
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the timing and success of new solution and service introductions by it or its competitors, including new competing technologies that may displace cloud infrastructure, or any other change in the competitive landscape of its industry, including consolidation among its competitors or customers and strategic partnerships entered into by and between its competitors;

•	changes in its mix of solution and services sold, including changes in the average contracted usage of its platform;
•	its ability to successfully and continuously expand its business domestically and internationally;
•	its ability to secure necessary funding;
•	deferral of orders from customers in anticipation of new or enhanced solutions and services announced by it or its competitors;
•	significant security breaches or, technical difficulties with, or interruptions to the use of its platform, including data security;
•	the timing and costs related to the development or acquisition of technologies or businesses or entry into strategic partnerships;
•	its ability to execute, complete, or efficiently integrate any acquisitions that it may undertake;
•	increased expenses, unforeseen liabilities, or write-downs and any impact on its operating results from any acquisitions it consummates;
•	its ability to increase the size and productivity of its sales teams;
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decisions by potential customers to purchase cloud infrastructure and associated services from larger, more established technology companies; insolvency or credit difficulties confronting its customers, which could increase due to U.S. and global macroeconomic issues and which would adversely affect its customers’ ability to purchase or pay for its platform in a timely manner or at all;

•	the cost and potential outcomes of litigation, regulatory investigations or actions, or other proceedings, which could have a material adverse effect on its business;
•	future accounting pronouncements or changes in its accounting policies;
•	increases or decreases in its expenses caused by fluctuations in foreign currency exchange rates;
•	its ability to comply with applicable domestic and international regulations and laws and to obtain the necessary licenses to conduct its business;
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general global macroeconomic and political conditions, both domestically and in its foreign markets that could impact some or all regions where it operates, including global economic slowdowns, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs. trade controls and other trade barriers, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, and potential global recession; and

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the impact of natural or man-made global events on its business, including outbreaks of contagious diseases or pandemics and wars and other armed conflicts, such as the conflicts in the Middle East and Ukraine and the tensions between China and Taiwan.

Many of its competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than CoreWeave does. CoreWeave’s competitors may be able to devote greater resources to the development, promotion, and sale of their solutions and services than it can, and they may offer lower pricing than it does or bundle certain competing solutions and services at lower prices. CoreWeave’s competitors may also have greater resources for research and development of new technologies, customer support, and to pursue acquisitions, and they have other financial, technical, or other resource advantages. CoreWeave’s larger competitors have substantially broader and more diverse solution and service offerings and more mature distribution and go-to-market strategies, which allows them to leverage their existing customer relationships and any distributor relationships to gain business in a manner that discourages potential customers from purchasing its platform. Further, CoreWeave’s current and future competitors may include its customers and suppliers, if any of these customers or suppliers were to cease purchasing services from it or supplying it with components as a result, its business, operating results, financial condition, and prospects could be adversely affected.
Conditions in its market could change rapidly and significantly as a result of technological advancements, including but not limited to increased advancements and proliferation in the use of AI and machine learning, partnerships between or acquisitions by its competitors, or continuing market consolidation, including consolidation of potential or existing customers with its competitors. Some of CoreWeave’s competitors have recently made or could make acquisitions of businesses or have established cooperative relationships that may allow them to offer more directly competitive and comprehensive solutions and services than were previously offered and adapt more quickly to new technologies and customer needs. These competitive pressures in CoreWeave’s market or its failure to compete effectively may result in price reductions, fewer orders, reduced revenue and operating margin, increased net losses, and loss of market share.
Even if there is significant demand for specialized AI cloud infrastructure like CoreWeave’s, if its competitors include functionality that is, or is perceived to be, equivalent to or better than its in legacy solutions and services that are already generally accepted as necessary components of an organization’s operational architecture, it may have difficulty increasing the market penetration of its platform. Furthermore, even if the functionality offered by other cloud infrastructure providers is different and more limited than the functionality of CoreWeave’s platform, organizations may elect to accept such limited functionality in lieu of purchasing its solutions and services. If CoreWeave is unable to compete successfully, or if competing successfully requires it to take aggressive action with respect to pricing or other actions, its business, operating results, financial condition, and prospects would be adversely affected.
A network or data security incident against CoreWeave, or its third-party providers, whether actual, alleged, or perceived, could harm its reputation, create liability and regulatory exposure, and adversely impact its business, operating results, financial condition, and prospects.
Companies are subject to an increasing number, and wide variety, of attacks on their networks on an ongoing basis. Traditional computer “hackers,” malicious code (such as viruses and worms), phishing attempts, ransomware, account takeover, business email compromise, employee fraud or bad actors, theft or misuse, denial of service attacks, misconfigurations, bugs, or other vulnerabilities in commercial software that is integrated into CoreWeave’s (or its suppliers’ or service providers’) IT systems, and sophisticated nation-state sponsored actors engage in cyber intrusions and attacks that create risks for its infrastructure and the data, including personal information, which it hosts and transmits. State-supported and geopolitical-related cyberattacks may rise in connection with regional geopolitical conflicts such as the conflicts in the Middle East and Ukraine and tensions between China and Taiwan. Moreover, the ongoing war in Ukraine and associated activities in Russia as well as in the Middle East, have increased the risk of cyberattacks on various types of infrastructure and operations. Additionally, bad actors are beginning to utilize AI-based tools to execute attacks, creating unprecedented cybersecurity challenges. CoreWeave may be a valuable target for cyberattacks given the critical data which it hosts and transmits.
Although CoreWeave has implemented security measures designed to prevent such attacks, including a review of its third-party providers’ measures, it cannot guarantee that such measures will operate effectively to protect its and its third-party providers’ infrastructure, systems, networks, and physical facilities from breach due to the actions of outside parties or human error, malfeasance, insider threats, system errors or vulnerabilities, insufficient cybersecurity controls, a combination of the foregoing, or otherwise, and as a result, an unauthorized party may obtain access to its, its third-party providers’ or its customers’ systems, networks, or data. The techniques used to obtain unauthorized access to systems or sabotage systems, or disable or degrade services, change frequently and are often unrecognizable until launched against a target, and therefore CoreWeave may be unable to anticipate these techniques and implement adequate preventative measures. CoreWeave’s servers may be vulnerable to computer viruses or physical or electronic break-ins that its security measures may not detect. Protecting its own assets has become more expensive and these costs may increase as the threat landscape increases, including as a result of use by bad actors of AI. CoreWeave may face difficulties or delays in identifying or otherwise responding to any attacks or actual or potential security breaches or threats. These risks are exacerbated by developments in generative AI. A breach in CoreWeave’s or its third-party providers’ data security or an attack against its platform could and have impacted its infrastructure and systems, creating system disruptions or slowdowns and providing access to malicious parties to information hosted and transmitted by its infrastructure, resulting in data, including the data of its customers, being publicly disclosed, misused, altered, lost, or stolen, which could subject it to liability and reputational harm and adversely affect its financial condition. While to date no incidents have had a material impact on CoreWeave’s operations or financial results, it cannot guarantee that material incidents will not occur in the future. If compromised, CoreWeave’s own systems could be used to facilitate or magnify an attack. Further, the increase in remote work by companies and individuals in recent years has generally increased the attack surface available to bad actors for exploitation, and as such, the risk of a cybersecurity incident potentially occurring has increased. Finally, CoreWeave has acquired and expect to continue to acquire companies with cybersecurity vulnerabilities or unsophisticated security measures, which exposes it to significant cybersecurity, operational and financial risks.
Any actual, alleged, or perceived security breach in CoreWeave’s third-party providers’ or partners’ systems or networks, or any other actual, alleged or perceived data security breach that it or its third-party providers or partners suffer, could result in damage to its reputation, negative publicity, loss of customers and sales, loss of competitive advantages over its competitors, increased costs to remedy any problems and otherwise respond to any incident, regulatory investigations and enforcement actions, fines and penalties, costly litigation (including class actions), and other liability. CoreWeave would also be exposed to a risk of loss or litigation and potential liability under laws, regulations, and contracts that protect the privacy and security of personal information. For a description of the privacy and security laws, regulations and other industry requirements to which its business is subject, see the risk factor below “—CoreWeave is subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where CoreWeave conducts its business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or its privacy policies, could harm CoreWeave’s business.”
Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. CoreWeave may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the European Union, the United Kingdom, and the United States may require businesses to provide notice to individuals whose personal information has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach can be expensive and difficult, and failure to comply with these regulations could subject CoreWeave to regulatory scrutiny and additional liability. In addition, certain of CoreWeave’s customer agreements, as well as privacy laws, may require it to promptly report security incidents involving its systems or those of its third-party partners that compromise the security, confidentiality, or integrity of certain processed customer data. Regardless of CoreWeave’s contractual protections, these mandatory disclosures could be costly, result in litigation, harm its reputation, erode customer trust, and require significant resources to mitigate issues stemming from actual or perceived security breaches.
Although CoreWeave maintains cybersecurity insurance, there can be no guarantee that any or all costs or losses incurred will be partially or fully recouped from such insurance or that applicable insurance in the future will be available on economically reasonable terms or at all.
CoreWeave may also incur significant financial and operational costs to investigate, remediate, eliminate, and put in place additional tools and devices designed to prevent actual or perceived security breaches and other security incidents, as well as costs to comply with any notification obligations resulting from any security incidents. Any of these negative outcomes could adversely affect the market perception of infrastructure and customer and investor confidence in CoreWeave company, and would adversely affect its business, operating results, financial condition, and prospects.

Further, from time to time, government entities (including law enforcement bodies) may in the future seek CoreWeave’s assistance with obtaining access to its customers’ data. Although CoreWeave strives to protect the privacy of its customers, it may be required from time to time to provide access to customer data to government entities. In light of CoreWeave’s privacy commitments, although it may legally challenge law enforcement requests to provide access to its systems or other customer content, it may nevertheless face complaints that it has provided information improperly to law enforcement or in response to non-meritorious third-party complaints. CoreWeave may experience adverse political, business, and reputational consequences, to the extent that it do not provide assistance to or comply with requests from government entities in the manner requested or challenge those requests publicly or in court or provide, or are perceived as providing, assistance to government entities that exceeds its legal obligations. Any such disclosure could significantly and adversely impact CoreWeave’s business and reputation.
CoreWeave has a history of generating net losses as a result of the substantial investments it has made to grow its business and develop its platform, anticipate increases in its operating expenses in the future, and may not achieve or, if achieved, sustain profitability. If CoreWeave cannot achieve and, if achieved, sustain profitability, its business, operating results, financial condition, and prospects will be adversely affected.
CoreWeave incurred net losses of $291 million and $323 million for the three months ended June 30, 2025 and 2024, respectively, and $605 million and $452 million for the six months ended June 30, 2025 and 2024, respectively, and it may not achieve or, if achieved, sustain profitability in the future. As of June 30, 2025, CoreWeave had an accumulated deficit of $2.1 billion. While CoreWeave has historically experienced significant growth in revenue over the last two years, it cannot predict whether it will maintain this level of growth or when it will achieve profitability. CoreWeave also expect its operating expenses to increase in the future, including its general and administrative expenses as a result of increased costs associated with operating as a public company and as it continues to invest for its future growth, including expanding its research and development function to drive further development of its platform, continuing to invest in the technology infrastructure underlying its platform and data center expansion, expanding its sales and marketing activities, developing the functionality to expand into adjacent markets, and reaching customers in new geographic locations and new verticals, which will negatively affect its operating results if its total revenue does not increase.
CoreWeave’s operating efficiencies may decrease as it scales, and its revenue growth may slow as it grows. CoreWeave’s revenue could also decline for a number of other reasons, including reduced demand for its offerings, increased competition, a decrease in the growth or reduction in size of its overall market, or if it cannot capitalize on growth opportunities, including acquisitions and through new and enhanced solutions and services. Furthermore, to the extent CoreWeave’s anticipated cash payback period is longer than it expects, or if it fails to maintain or increase its revenue to offset increases in its operating expenses or manage its costs as it invests in its business, including if it does not maintain or improve its operating efficiencies, it may not achieve or sustain profitability, and if it cannot achieve and sustain profitability, its business, operating results, financial condition, and prospects will be adversely affected.
CoreWeave makes substantial investments in its technology and infrastructure and unsuccessful investments could materially adversely affect its business, operating results, financial condition, and prospects.
The industry in which CoreWeave competes is characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements, short product cycles, and evolving industry standards. In order to remain competitive, CoreWeave has made, and expect to continue to make, significant investments in its technology and infrastructure. If CoreWeave fails to further develop its platform or develop new and enhanced solutions, services, and technologies, if it focuses on technologies that do not become widely adopted, or if new competitive technologies or industry standards that it does not support become widely accepted, demand for its solutions and services may be reduced. Increased investments in technology and infrastructure or unsuccessful improvement efforts could cause CoreWeave’s cost structure to fall out of alignment with demand for its solutions and services, which would have a negative impact on its business, operating results, financial condition, and prospects.
CoreWeave’s platform is complex and performance problems or defects associated with its platform may adversely affect its business, operating results, financial condition, and prospects.
It may become increasingly difficult to maintain and improve CoreWeave’s platform performance, especially during peak demand spikes and as its customer base grows and its platform becomes more complex. If CoreWeave’s platform is unavailable or if its customers are unable to access its platform within a reasonable amount of time or at all, it could experience a loss of customers, lost or delayed market acceptance of its platform, delays in payment to it by customers or issuance of credits to impacted customers, injury to its reputation and brand, warranty and legal claims against it, significant cost of remedying these problems, and the diversion of its resources. For example, in the past, CoreWeave has experienced, and it may in the future experience, insufficient power to service a customer’s project and have been required to provide service credits to that customer due to resulting performance issues. In addition, to the extent that it does not effectively address capacity constraints, upgrade its systems as needed, and continually develop its technology and network architecture to accommodate actual and anticipated changes in technology, its business, operating results, financial condition, and prospects, as well as its reputation, may be adversely affected.
Further, the hardware and software technology underlying CoreWeave’s platform is inherently complex and may contain material defects or errors, particularly when new solutions and services are first introduced or when new features or capabilities are released. CoreWeave has from time to time found defects or errors in its platform, and new defects or errors may be detected in the future by it or its customers. CoreWeave cannot ensure that its platform, including any new solutions and services that it releases, will not contain defects. Any real or perceived errors, failures, vulnerabilities, or bugs in CoreWeave’s platform could result in negative publicity or lead to data security, access, retention, or other performance issues, all of which could harm its business. CoreWeave also relies on third-party suppliers for the most significant components of the equipment it uses to operate its infrastructure. These third-party suppliers may also experience defects or errors in the products that CoreWeave utilizes in its platform, which would impact its platform and may result in performance problems or service interruptions. The costs incurred in correcting any such defects or errors, including those in third-party components, may be substantial and could harm CoreWeave’s business. Moreover, the harm to CoreWeave’s reputation and legal liability related to such defects or errors may be substantial and could similarly harm its business.
In addition, most of CoreWeave’s customer agreements and terms of service contain service level commitments. If CoreWeave is unable to meet the stated service level commitments due to performance problems or defects, it may be contractually obligated to provide the affected customers with service credits or refunds, which could significantly affect its revenue in the periods in which any issues occur and the credits or refunds are applied. As a result of degradation of service and interruptions to its platform, CoreWeave has provided, and may continue to provide, service credits and/or refunds to certain of its affected customers with whom it had service level commitments. CoreWeave could also face customer terminations with refunds of prepaid amounts, which could significantly affect both its current and future revenues. Any service level failures could harm CoreWeave’s business.
Any failure of CoreWeave’s IT systems or those of one or more of its IT service providers, business partners, vendors, suppliers, or other third-party service providers, or any other failure by such third parties to provide services to it may negatively impact its relationships with customers and harm its business.
CoreWeave’s business depends on various IT systems and outsourced IT services. CoreWeave relies on third-party IT service providers, business partners, vendors, and suppliers to provide critical IT systems, corporate infrastructure, and other services and are, by necessity, dependent on them to adequately address cybersecurity threats to, and other vulnerabilities, defects, or deficiencies of or in their own systems. This includes infrastructure such as electronic communications, finance, marketing, and recruiting platforms and services such as IT network development and network monitoring, and third-party data center hosting of its systems for CoreWeave’s internal and customer use. CoreWeave does not own or control the operation of the third-party facilities or equipment used to provide such services. CoreWeave’s third-party vendors and service providers have no obligation to renew their agreements with it on commercially reasonable terms or at all. If CoreWeave is unable to renew these agreements on commercially reasonable terms, including with respect to service levels and cost, or at all, it may be required to transition to a new provider, and it may incur significant costs and possible service interruption in connection with doing so. In addition, such service providers could decide to close their facilities or change or suspend their service offerings without adequate notice to it. Moreover, any financial difficulties, such as bankruptcy, faced by such vendors, the nature and extent of which are difficult to predict, may harm CoreWeave’s business. Since CoreWeave cannot easily switch vendors without making other business trade-offs, any disruption with respect to its current providers would impact its operations and its business may be harmed. Furthermore, CoreWeave’s disaster recovery systems and those of such third parties may not function as intended or may fail to adequately protect its business information in the event of a significant business interruption, Any termination, failure, or other disruption of any of such systems or services of CoreWeave’s third-party IT providers, business partners, vendors, and suppliers could lead to operating inefficiencies or disruptions, which could harm its business, operating results, financial condition, and prospects.

CoreWeave has a limited operating history at its current scale, which makes it difficult to evaluate its current business and prospects and increases the risks associated with investment in its Class A common stock.
CoreWeave has a relatively short history operating its business at its current scale and have grown rapidly during that time. CoreWeave was founded in September 2017 and launched its CoreWeave Cloud Platform in 2020. Moreover, prior to 2022, CoreWeave had limited revenue, most of which was derived from its crypto mining offerings, which it has discontinued. CoreWeave’s limited operating history, including its limited history of selling its cloud infrastructure offering, the dynamic and rapidly evolving market in which it sells its platform, and the concentration of its revenue from a limited number of customers, as well as numerous other factors beyond its control, may make it difficult to evaluate its current business, prospects and other trends. CoreWeave has encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries and sectors, such as the risks and uncertainties described herein. Any predictions about CoreWeave’s future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more predictable or established market. If CoreWeave’s assumptions regarding these risks and uncertainties are incorrect or change due to fluctuations in its markets, any material reduction in AI or machine learning spending, changes in demand for specialized AI cloud infrastructure, or otherwise, or if it does not address these risks successfully, its operating and financial results could differ materially from its expectations and its business, operating results, financial condition, and prospects would be adversely affected. CoreWeave cannot ensure that it will be successful in addressing these and other challenges it may face in the future. The risks associated with having a limited operating history may be exacerbated by current macroeconomic and geopolitical conditions discussed herein.
CoreWeave has a limited history selling access to its platform under its current business model and are continuing to scale its operations and evolve its go-to-market strategy, which may make it difficult to evaluate its business and prospects and increase the risks associated with an investment in its Class A common stock.
CoreWeave has a limited history selling access to its AI infrastructure and proprietary managed software and application services through its CoreWeave Cloud Platform under its current business model and it is continuing to scale its operations and evolve its go-to-market strategy. CoreWeave currently sells access to its platform either through committed contracts, which are take-or-pay, or on-demand, which are pay-as-you-go. For the three months ended June 30, 2025 and 2024, committed contracts accounted for over 98% and 96% of our revenue, respectively. For the six months ended June 30, 2025 and 2024, committed contracts accounted for over 98% and 95% of its revenue, respectively. There is no guarantee that in the future customers will continue to be willing to enter into, and that the industry will continue to support, a take-or-pay model, and any move towards a pay-as-you-go model will impact CoreWeave’s ability to forecast its expected cash flows and operating results, impact its margins, and affect its business, operating results, financial condition, and prospects. Moreover, CoreWeave’s committed contracts typically include a prepayment from its customers prior to them receiving any of its services. As of December 31, 2023, and 2024, the weighted-average prepayment across all its active contracts was 15% to 25% of the total contract value (“TCV”). The level of prepayments CoreWeave receives from customers may fluctuate over time as it continues to scale its operations and evolve its go-to-market strategy, customer base, and the use cases for its platform. Moreover, any changes in the timing or level of customer payments, including prepayments, would impact its cash flows. Furthermore, scaling CoreWeave’s operations and evolving its go-to-market strategy may take more time and require more effort to implement than anticipated and may have results that are difficult to predict which could result in decreased revenue from its customers. CoreWeave’s business and pricing models have not been fully proven, and it has only a limited operating history with its current business and pricing models to evaluate its business and prospects, which subjects it to a number of uncertainties, including its ability to plan for and model future growth. Moreover, its historical revenue growth should not be considered indicative of its future performance.
If CoreWeave is unable to attract new customers, retain existing customers, and/or expand sales of its platform, solutions, and services to such customers, it may not achieve the growth it expects, which would adversely affect its business, operating results, financial condition, and prospects.
In order to grow CoreWeave’s business, it must continue to attract new customers in a cost-effective manner and enable these customers to realize the benefits associated with its platform. CoreWeave may experience difficulties demonstrating to customers the value of its platform and any new solutions and services that it offers. As CoreWeave develops and introduces new solutions and services and add new and upgraded components of its platform (such as next-generation NVIDIA GPUs), it faces the risk that customers may not value or be willing to adopt these newer offerings, and may forgo adopting one or more newer generations of its existing offerings. Regardless of the improved features or superior performance of the newer offerings, customers may be unwilling to adopt CoreWeave’s platform due to design or pricing constraints, among other reasons. Even if customers choose to adopt its platform or new solutions and services that CoreWeave develops, they may be slow to do so. Because of the extensive time and resources that CoreWeave invests in research and development, if it is unable to sell new solutions and services, its revenue may decline and its business, operating results, financial condition, and prospects could be negatively affected. Historically, CoreWeave has used an internal sales team that is focused on responding to inbound inquiries, outbound prospecting targeting specific customers, expanding sales of its platform to existing customers, and expanding its revenue in specific markets to drive revenue growth. If its sales team is not successful at growing its customer base, its future growth will be impacted.
In addition, CoreWeave must persuade potential customers that its platform offers significant advantages over those of its competitors. As CoreWeave’s market matures, its solutions and services evolve, and competitors introduce lower cost and/or differentiated solutions or services that are perceived to compete with its platform, its ability to maintain or expand sales of its platform, solutions, and services could be impaired. Even if CoreWeave does attract new customers, the cost of new customer acquisition, implementation of its platform, and ongoing customer support may prove higher than anticipated, thereby adversely impacting its profitability.
Other factors, many of which are out of CoreWeave’s control, may now or in the future impact its ability to retain existing customers, attract new customers, and expand sales of its platform, solutions, and services to such customers in a cost-effective manner, including:
•	potential customers’ commitments to existing solutions or services or greater familiarity or comfort with other solutions or services;
•	its ability to secure sufficient power for its platform and solutions;
•	decreased spending on specialized AI cloud infrastructure or AI or machine learning development generally;
•	deteriorating general economic and geopolitical conditions;
•	future governmental regulation, which could adversely impact growth of the AI sector;
•	negative media, industry, or financial analyst commentary regarding its platform, AI, and the identities and activities of some of its customers;
•	its ability to expand, retain, and motivate its sales, customer success, cloud operations, and marketing personnel;
•	its ability to obtain or maintain industry security certifications for its platform;
•	the perceived risk, commencement, or outcome of litigation; and
•	increased expenses associated with being a public company.
Some of CoreWeave’s customer contracts are on-demand and based on its terms of service, which do not require its customers to commit to a specific contractual period, and which permit the customer to terminate their contracts or decrease usage of its services with limited notice. Any service terminations could cause its operating results to fluctuate from quarter to quarter. CoreWeave’s customer retention may decline or fluctuate as a result of a number of factors, including its customers’ satisfaction with the security, performance, and reliability of its platform, its prices and usage plans, its customers’ AI development and use and related budgetary restrictions, the perception that competitive solutions and services provide better or less expensive options, negative public perception of it or its customers, and deteriorating general economic conditions.
CoreWeave’s future financial performance also depends in part on its ability to expand sales of its platform, solutions, and services to its existing customers. In order to expand CoreWeave’s commercial relationship with its customers, existing customers must decide that the increased cost associated with additional purchases of its platform, solutions, and services is justified by the additional functionality. CoreWeave’s customers’ decision whether to increase their purchase is driven by a number of factors, including customer satisfaction with the security, performance, and reliability of its platform, the functionality of any new solutions and services CoreWeave may offer, general economic conditions, and customer reaction to its pricing model. If its efforts to expand its relationship with its existing customers are not successful, its business, operating results, financial condition, and prospects may materially suffer.

If CoreWeave is unable to successfully build, expand, and deploy its sales organization in a timely manner, or at all, or to successfully hire, retain, train, and motivate its sales personnel, its growth and long-term success could be adversely impacted.
CoreWeave has grown, and may continue to grow, its direct sales force and its sales efforts have historically depended on the significant direct involvement of its senior management team, including Michael Intrator, its Chief Executive Officer, President, and Chairman of its board of directors. The successful execution of CoreWeave’s strategy to increase its sales to existing customers, identify new potential customers, expand its customer base, and enter new U.S. and non-U.S. markets will depend, among other things, on its ability to successfully build and expand its sales organization and operations. CoreWeave has and plan to continue to dedicate significant resources to sales and marketing programs and to expand its sales and marketing capabilities to target additional potential customers and achieve broader market adoption of its platform, but there is no guarantee that it will be successful in attracting and maintaining additional customers. Moreover, identifying, recruiting, training, and managing sales personnel requires significant time, expense, and attention, including from CoreWeave’s senior management and other key personnel, which could adversely impact its business, operating results, financial condition, and prospects in the short and long term.
In order to successfully scale its current top-down sales model and as AI use cases expand, CoreWeave may need to increase the size of its direct sales force, both in the United States and outside of the United States, while preserving the cultural and mission-oriented elements of its company. If CoreWeave does not hire a sufficient number of qualified sales personnel, its future revenue growth and business could be adversely impacted. It may take a significant period of time before CoreWeave’s sales personnel are fully trained and productive, particularly in light of its current sales model, and there is no guarantee it will be successful in adequately training and effectively deploying its sales personnel. In addition, CoreWeave has invested, and may need to continue investing, significant revenues in its sales operations to enable its sales organization to run effectively and efficiently, including supporting sales strategy planning, sales process optimization, data analytics and reporting, and administering incentive compensation arrangements. Furthermore, hiring personnel in new countries requires additional setup and upfront costs that it may not recover if those personnel fail to achieve full productivity in a timely manner. CoreWeave’s business would be adversely affected if its efforts to build, expand, train, and manage its sales organization are not successful. CoreWeave periodically makes adjustments to its sales organization in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels, and other internal and external considerations. Any future sales organization changes may result in a temporary reduction of productivity, which could negatively affect its rate of growth. In addition, any significant change to the way CoreWeave structures and implement the compensation of its sales organization may be disruptive or may not be effective and may affect its revenue growth. If CoreWeave it unable to attract, hire, develop, retain, and motivate qualified sales personnel, if its new sales personnel are unable to achieve sufficient sales productivity levels in a reasonable period of time or at all, if its marketing programs are not effective or if it is unable to effectively build, expand, and manage its sales organization and operations, its sales and revenue may grow more slowly than expected or materially decline, and its business, operating results, financing condition, and prospects may be significantly harmed.
If CoreWeave does not or cannot maintain the compatibility of its platform with its customers’ existing technology, including third-party technologies that its customers use in their businesses, its business may be adversely affected.
The functionality and popularity of CoreWeave’s platform depend, in part, on its ability to integrate its platform with its customers’ existing technology, including other third-party technologies that its customers use in their businesses. CoreWeave’s customers, or the third parties whose solutions and services its customers utilize, may change the features of their technologies, restrict its access to their technologies, or alter the terms governing use of their technologies in a manner that makes its platform incompatible with their technologies, and which would adversely impact its ability to service its customers. Such changes could functionally limit or prevent CoreWeave’s ability to use these third-party technologies in conjunction with its platform, which would negatively affect the adoption of its platform and harm its business. If CoreWeave fails to integrate its platform with its customers’ technologies and with third-party technologies that its customers use, CoreWeave able to offer the functionality that its customers want or need, which could adversely impact its business.
If CoreWeave is not able to maintain and enhance its brand, its business, operating results, financial condition, and prospects may be adversely affected.
CoreWeave believes that maintaining and enhancing its brand and its reputation is critical to continued market acceptance of its platform, its relationship with its existing customers and its ability to attract new customers. The successful promotion of CoreWeave’s brand will depend on a number of factors, including its ability to continue to provide reliable solutions and services that continue to meet the needs of its customers at competitive prices, its ability to successfully differentiate its platform from those of competitors, and the effectiveness of its marketing efforts. Further, industry standards continue to evolve and there is no consensus around performance benchmarks applied to CoreWeave and its competitors, which may impact its ability to promote its platform and its brand. Although CoreWeave believes it is important for its growth, its brand promotion activities may not be successful or yield increased revenue, and even if they do, any increased revenue may not offset the expenses it incurs in building its brand. If CoreWeave fails to successfully promote and maintain its brand, its business, operating results, financial condition, and prospects may be harmed.
In addition, independent industry and research firms often evaluate its offerings and provide reviews of its platform, as well as the solutions and services of its competitors, and perception of its platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of its competitors’ solutions and services, its brand may be adversely affected. CoreWeave’s offerings may experience capacity and operational issues for a number of reasons that may or may not be related to the efficacy of its offerings in real world environments. To the extent potential customers, industry analysts, or research firms believe that the occurrence of capacity or computing issues is a flaw or indicates that CoreWeave’s platform does not provide significant value, it may lose such potential customer opportunities, and its reputation, business, operating results, financial condition, and prospects may be harmed.
As CoreWeave expands its customer base, it may become further subject to counterparty credit risk, which would adversely impact its business, operating results, financial condition, and prospects.
Although CoreWeave currently generates the majority of its revenue from large, established customers in the AI industry, it intends to increase the number of its enterprise customers over time, including customers in their early stages and/or private companies that may have increased risk of insolvency, bankruptcy, or other issues impacting their creditworthiness. For example, in March 2025, CoreWeave entered into a master services agreement with OpenAI, a private company, pursuant to which OpenAI has committed to pay it up to approximately $11.9 billion through October 2030. CoreWeave’s business is, and may in the future be, subject to the risks of non-payment and non-performance by these customers, which risk is heightened given that a substantial portion of its revenue is currently, and is expected for the foreseeable future to be, driven by a limited number of customers. CoreWeave manages its exposure to credit risk through receipt of prepayments under its committed contracts, credit analysis and monitoring procedures, and may use letters of credit, prepayments, and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent CoreWeave’s policies and procedures prove to be inadequate, it could negatively affect its business, operating results, financial condition, and prospects. In addition, some of CoreWeave’s customers may be highly leveraged and subject to its own operating and regulatory risks and, even if its credit review and analysis mechanisms work properly, it may experience risks of non-payment and non-performance in its dealings with such parties. In such event, CoreWeave may remain responsible for expenditures for components, infrastructure, and data center leases and build-outs, as well as related financing that it has undertaken for which it may not receive corresponding revenue. CoreWeave does not currently maintain credit insurance to insure against customer credit risk. If CoreWeave’s customers fail to fulfill their contractual obligations, it may have an adverse effect on its business, operating results, financial condition, and prospects.
CoreWeave’s long-term success depends, in part, on its ability to expand the sale of its platform to customers located outside of the United States and its current, and any further, expansion of its international operations exposes it to risks that could have a material adverse effect on its business, operating results, financial condition, and prospects.
CoreWeave generates a small portion of its revenue outside of the United States, and conducts its business activities in various foreign countries, where it has limited experience, where the challenges of conducting its business can be significantly different from those it has faced in more developed markets and where business practices may create internal control risks including:
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slower than anticipated demand for AI and machine learning solutions offered by existing and potential customers outside the United States and slower than anticipated adoption of specialized AI cloud-based infrastructures by international businesses;

•	fluctuations in foreign currency exchange rates, which could add volatility to its operating results;
•	limitations within its debt agreements that may restrict its ability to make investments in its foreign subsidiaries;

•	new, or changes in, regulatory requirements, including with respect to AI;
•	tariffs, export and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protection measures;
•	exposure to numerous, increasing, stringent (particularly in the European Union), and potentially inconsistent laws and regulations relating to privacy, data protection, and information security;
•	costs of localizing its platform;
•	lack of acceptance of localized solutions and services;
•	the need to make significant investments in people, solutions, and infrastructure, typically well in advance of revenue generation;
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challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs;

•	difficulties in maintaining its corporate culture with a dispersed and distant workforce;
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treatment of revenue from international sources, evolving domestic and international tax environments, and other potential tax issues, including with respect to its corporate operating structure and intercompany arrangements;

•	different or weaker protection of its intellectual property, including increased risk of theft of its proprietary technology and other intellectual property;
•	economic weakness or currency-related disparities or crises;
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compliance with multiple, conflicting, ambiguous or evolving governmental laws and regulations, including employment, tax, data privacy, anti-corruption, import/export, antitrust, data transfer, storage and protection, and industry-specific laws and regulations, including regulations related to AI;

•	generally longer payment cycles and greater difficulty in collecting accounts receivable;
•	its ability to adapt to sales practices and customer requirements in different cultures;
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the lack of reference customers and other marketing assets in regional markets that are new or developing for it, as well as other adaptations in its market generation efforts that it may be slow to identify and implement;

•	dependence on certain third parties, including third-party data center facility providers;
•	natural disasters, acts of war, terrorism, or pandemics, including the armed conflicts in the Middle East and Ukraine and tensions between China and Taiwan;
•	actual or perceived instability in the global banking system;
•	cybersecurity incidents;
•	corporate espionage; and
•	political instability and security risks in the countries where it is doing business and changes in the public perception of governments in the countries where it operates or plans to operate.
CoreWeave’s sales cycles can be long and unpredictable, and its sales efforts require considerable time and expense.
CoreWeave’s go-to-market approach currently focuses on a top-down sales model to drive demand and pipeline from the large AI labs and AI enterprises. Sales to such customers involve longer and more unpredictable sales cycles. Customers often view the purchase of CoreWeave’s platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test, and qualify its platform prior to entering into or expanding a relationship with it. Large enterprises in particular, often undertake a significant evaluation process that further lengthens CoreWeave’s sales cycle.
CoreWeave’s direct sales team develops relationships with its customers, and works on account penetration, account coordination, sales, and overall market development. CoreWeave spends substantial time and resources on its sales efforts without any assurance that its efforts will produce a sale. Cloud infrastructure capacity purchases are frequently subject to budget constraints, multiple approvals, and unanticipated administrative, processing, and other delays. As a result, it is difficult to predict whether and when a sale will be completed. The failure of CoreWeave’s efforts to secure sales after investing resources in a lengthy sales process would adversely affect its business, operating results, financial condition, and prospects.
The sales prices of CoreWeave’s offerings may decrease, which may reduce its margins and adversely affect its business, operating results, financial condition, and prospects.
CoreWeave has limited experience with respect to determining the optimal prices for its platform. As the market for cloud infrastructure and AI and machine learning solutions mature, or as new competitors introduce new infrastructure solutions or services that are similar to or compete with CoreWeave’s, it may be unable to effectively optimize its prices through increases or decreases or attract new customers at its offered prices or based on the same pricing model as it has used historically. Further, competition continues to increase in the market segments in which CoreWeave participates, and it expects competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of any offerings that compete with CoreWeave’s or may bundle them with other solutions and services. This could lead customers to demand greater price concessions or additional functionality at the same price levels. As a result, in the future CoreWeave may be required to reduce its prices or provide more features and services without corresponding increases in price, which would adversely affect its business, operating results, financial condition, and prospects.
Existing and future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt CoreWeave’s business, dilute stockholder value, and adversely affect its business, operating results, financial condition, and prospects.
As part of CoreWeave’s business strategy, it has in the past and expects to continue to make investments in and/or acquire complementary companies, services, products, technologies, or talent. For example, in July 2025, we announced we had entered into the Merger Agreement with respect to the Merger. CoreWeave has also invested, including in the form of providing computing services, in certain privately held companies, and it may not realize a return on these investments. All of its acquisitions and venture investments are subject to a risk of partial or total loss of investment capital. CoreWeave’s ability as an organization to acquire and integrate other companies, services, or technologies in a successful manner is not guaranteed.
In the future, CoreWeave may not be able to find suitable acquisition candidates, and it may not be able to complete such acquisitions on favorable terms, if at all. CoreWeave’s due diligence efforts may fail to identify all of the challenges, problems, liabilities, or other shortcomings involved in an acquisition. Further, current and future changes to the U.S. and foreign regulatory approval process and requirements related to acquisitions may cause approvals to take longer than anticipated, not be forthcoming or contain burdensome conditions, which may prevent the transaction or jeopardize, delay or reduce the anticipated benefits of the transaction, and impede the execution of CoreWeave’s business strategy. If CoreWeave does complete acquisitions, it may not ultimately strengthen its competitive position or ability to achieve its business objectives, and any acquisitions it announces or completes could be viewed negatively by its customers or investors.
In addition, if CoreWeave is unsuccessful at integrating existing and future acquisitions, or the technologies and personnel associated with such acquisitions, into its company, the business, operating results, financing condition, and prospects of the combined company could be adversely affected. For example, in May 2025, CoreWeave acquired Weights & Biases, Inc. (“Weights & Biases”), an AI developer platform. There can be no assurance that CoreWeave will be successful in its efforts to integrate Weights & Biases, its employees, and its products and services, into CoreWeave’s platform. Any integration process may require significant time and resources, and CoreWeave may not be able to manage the process successfully. CoreWeave may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, causing unanticipated write-offs or accounting (including goodwill) charges. Additionally, integrations could take longer than expected, or if CoreWeave moves too quickly in trying to integrate an acquisition, strategic investment, partnership, or other alliance, it may fail to achieve the desired efficiencies.
CoreWeave has, and may in the future have, to pay cash, incur debt, issue equity securities or provide computing services, to pay for any such acquisition, each of which could adversely affect its financial condition and the market price of its Class A common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to CoreWeave’s stockholders, which, depending on the size of the acquisition, may be significant. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede CoreWeave’s ability to manage its operations.
Furthermore, CoreWeave’s ability to make acquisitions and finance acquisitions through the sale of equity or issuance of debt is limited by certain restrictions contained in its debt agreements.
Additional risks CoreWeave may face in connection with acquisitions include:
•	diversion of management’s time and focus from operating its business to addressing acquisition integration challenges;
•	the inability to coordinate research and development and sales and marketing functions;
•	the inability to integrate solution and service offerings;
•	retention of key employees from the acquired company;
•	changes in relationships with strategic partners or the loss of any key customers or partners as a result of acquisitions or strategic positioning resulting from the acquisition;
•	cultural challenges associated with integrating employees from the acquired company into its organization;
•	integration of the acquired company’s accounting, customer relationship management, management information, human resources, and other administrative systems;
•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures, and policies;
•	unexpected security risks or higher than expected costs to improve the security posture of the acquired company;
•	higher than expected costs to bring the acquired company’s IT infrastructure up to its standards;
•	additional legal, regulatory, or compliance requirements;
•	financial reporting, revenue recognition, or other financial or control deficiencies of the acquired company that it does not adequately address and that cause its reported results to be incorrect;
•
liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;

•	failing to achieve the expected benefits of the acquisition or investment; and
•	litigation or other claims in connection with the acquired company, including claims from or against terminated employees, customers, current and former stockholders, or other third parties.
CoreWeave’s failure to address these risks or other problems encountered in connection with acquisitions and investments could cause it to fail to realize the anticipated benefits of these acquisitions or investments, cause it to incur unanticipated liabilities, and harm its business generally.
For additional risks relating to the Merger, see the section titled “—Risks relating to the Merger.”
CoreWeave’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which it competes achieve the forecasted growth, its business could fail to grow at similar rates, if at all.
The estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Market opportunity estimates and growth forecasts, including those CoreWeave has generated itself, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which CoreWeave competes achieve the forecasted growth, its business could fail to grow at similar rates, if at all.
Further, if AI is not broadly adopted by enterprises to the extent CoreWeave expects, or if new use cases do not arise, then its opportunity may be smaller than it expects.

The variables that go into the calculation of CoreWeave’s market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by its market opportunity estimates will purchase its platform at all or generate any particular level of revenue for it. Any expansion in the markets in which CoreWeave operates depends on a number of factors, including the cost, performance, and perceived value associated with its platform and those of its competitors. Even if the markets in which CoreWeave competes meet the size estimates and growth forecast, its business could fail to grow at similar rates, if at all. CoreWeave’s growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties. Accordingly, CoreWeave’s forecasts for market growth should not be taken as indicative of its future growth.
CoreWeave has in the past, and may in the future, enter into collaborations or strategic alliances with third parties. If CoreWeave is unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, its business, operating results, financial condition, and prospects could be adversely affected.
CoreWeave has in the past, and may in the future, enter into collaborations or strategic alliances with third parties in connection with the development, operation, and enhancements to its platform and the provision of its solutions and services. Identifying strategic relationships with third parties, and negotiating and documenting relationships with them, may be time-consuming and complex and may distract management. Moreover, CoreWeave may be delayed, or may not be successful, in achieving the objectives that it anticipates as a result of such strategic relationships. In evaluating counterparties in connection with collaborations or strategic alliances, CoreWeave considers a wide range of economic, legal, and regulatory criteria depending on the nature of such relationship, including the counterparties’ reputation, operating results, and financial condition, operational ability to satisfy its and its customers’ needs in a timely manner, efficiency and reliability of systems, certifications costs to it or to its customers, and licensure and compliance status. Despite this evaluation, third parties may still not meet CoreWeave’s or its customers’ needs which may adversely affect its ability to deliver solutions and services to customers and may adversely impact its business, operating results, financial condition, and prospects. Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with CoreWeave’s business interests or goals, and may subject it to additional risks to the extent such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances. Conflicts may arise with CoreWeave’s strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase its expenses and divert the attention of its management. If CoreWeave is unsuccessful in establishing or maintaining strategic relationships with third parties, its ability to compete or to grow its revenue could be impaired and its business, operating results, financial condition, and prospects could be adversely affected.
The anticipated benefits of potential joint ventures may not be fully realized or take longer to realize than expected. In addition, CoreWeave’s joint venture investments could expose it to risks and liabilities in connection with the formation of the new joint ventures, the operation of such joint ventures without sole decision-making authority, and its reliance on joint venture partners who may have economic and business interests that are inconsistent with its business interests.
CoreWeave may enter into joint ventures in the future, including to develop and operate data centers. Certain sites that are intended to be utilized in joint ventures require investment for development. For example, in June 2025, CoreWeave entered into a joint venture with a third-party infrastructure developer, to support the acquisition and development of a multi-phase data center campus in Kenilworth, New Jersey. The success of these joint ventures will also depend, in part, on the successful development of the data center sites, and CoreWeave may not realize all of the anticipated benefits. Such development may be more difficult, time-consuming, or costly than expected and could result in increased costs, decreases in the amount of expected revenues, and diversion of management’s time and energy, which could materially impact CoreWeave’s business, operating results, financial condition, and prospects. Additionally, if it is determined these sites are no longer desirable for the joint ventures, CoreWeave would need to adapt such sites for other purposes.
The success of any joint ventures will depend, in part, on the successful relationship between CoreWeave’s and its joint venture partners. A failure to successfully partner, or a failure to realize CoreWeave’s expectations for the joint ventures, including any contemplated exit strategy from a joint venture, could materially impact its business, operating results, financial condition, and prospects. These joint ventures could also be negatively impacted by inflation, supply chain issues, an inability to obtain financing on favorable terms or at all, an inability to fill the data center sites with customers as planned, and development and construction delays.

Further, in the future, CoreWeave may co-invest with other third parties through partnerships, joint ventures, or other entities in the future. These joint ventures could result in CoreWeave’s acquisition of non-controlling interests in, or shared responsibility for, managing the affairs of a property or portfolio of properties, partnership, joint venture, or other entity. CoreWeave may be subject to additional risks, including:
•	it may not have the right to exercise sole decision-making authority regarding the properties, partnership, joint venture, or other entity;
•	if its partners become bankrupt or fail to fund their share of required capital contributions, it may choose to or be required to contribute such capital;
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its partners may have economic, tax, or other business interests or goals which are inconsistent with its business interests or goals, and may be in a position to take actions contrary to its interests or objectives;

•
its joint venture partners may take actions that are not within its control, which could require it to dispose of the joint venture asset or purchase the partner’s interests or assets at an above-market price;

•	its joint venture partners may take actions unrelated to its business agreement but which reflect poorly on it because of its joint venture relationship;
•	disputes between it and its partners may result in litigation or arbitration that would increase its expenses and prevent its management from focusing their time and effort on its day-to-day business;
•
it may in certain circumstances be liable for the actions of its third-party partners or guarantee all or a portion of the joint venture’s liabilities, which may require it to pay an amount greater than its investment in the joint venture;

•	it may need to change the structure of an established joint venture or create new complex structures to meet its business needs or the needs of its partners which could prove challenging; and
•	a joint venture partner’s decision to exit the joint venture may not be at an opportune time for it or in its business interests.
Each of these factors may result in returns on these investments being less than CoreWeave expects or in losses, and business, operating results, financial condition, and prospects may be adversely affected.
Future acquisitions could include real property and subject CoreWeave to the general risks associated with the ownership of real property.
CoreWeave currently leases all of its data centers and office locations. However, CoreWeave could in the future make acquisitions that include real property, which would most likely be one or more data centers. As a result of any such acquisition, CoreWeave would directly own real property and become subject to the general risks associated with the ownership of real property, including:
•	changes in governmental laws and regulations, including the Americans with Disabilities Act and zoning ordinances, and the related costs of compliance;
•	increased upfront costs of purchasing real property;
•	the ongoing need for repair, maintenance and capital improvements;
•	natural disasters, including earthquakes and floods, and acts of war or terrorism;
•	general liability, property and casualty losses, some of which may be uninsured;
•	liabilities for clean-up of undisclosed environmental contamination; and
•	liabilities incurred in the ordinary course of business.
If negative publicity arises with respect to CoreWeave, its employees, its third-party suppliers, service providers, or its partners, its business, operating results, financial condition, and prospects could be adversely affected, regardless of whether the negative publicity is true.
Negative publicity about CoreWeave or its platform, solutions, or services, even if inaccurate or untrue, could adversely affect its reputation and the confidence in its platform, solutions, or services, which could harm its business, operating results, financial condition, and prospects. Harm to CoreWeave’s reputation can also arise from many other sources, including employee misconduct, which it has experienced in the past, and misconduct by its partners, consultants, suppliers, and outsourced service providers. Additionally, negative publicity with respect to CoreWeave’s partners or service providers could also affect its business, operating results, financial condition, and prospects to the extent that it relies on these partners or if its customers or prospective customers associate its company with these partners.
CoreWeave’s ability to maintain customer satisfaction depends in part on the quality of its customer support and cloud operations services. CoreWeave’s failure to maintain high-quality customer support and cloud operations services could have an adverse effect on its business, operating results, financial condition, and prospects.
CoreWeave believes that the successful use of its platform requires a high level of support and engagement for many of its customers. In order to deliver appropriate customer support and engagement, CoreWeave must successfully assist its customers in deploying and continuing to use its platform, resolve performance issues, address interoperability challenges with the customers’ existing IT infrastructure, and respond to security threats and cyber-attacks and performance and reliability problems that may arise from time to time. Increased demand for customer support and cloud operations services, without corresponding increases in revenue, could increase CoreWeave’s costs and adversely affect its business, operating results, financial condition, and prospects.
Furthermore, there can be no assurance that CoreWeave will be able to hire sufficient support personnel as and when needed, particularly if its sales exceed its internal forecasts. CoreWeave expects to increase the number of its customers, and that growth may put additional pressure on its customer support and cloud operations services teams. CoreWeave’s customer support and cloud operations services teams may need additional personnel to respond to customer demand. CoreWeave may be unable to respond quickly enough to accommodate short-term increases in customer demand for services. To the extent that CoreWeave is unsuccessful in hiring, training, and retaining adequate support resources, its ability to provide high-quality and timely support to its customers will be negatively impacted, and its customers’ satisfaction and their purchase of its infrastructure could be adversely affected.
In addition, as CoreWeave continues to grow its operations and expand outside of the United States, it needs to be able to provide efficient services that meet its customers’ needs globally at scale, and its customer support and cloud operations services teams may face additional challenges, including those associated with operating the platforms and delivering support, training, and documentation in languages other than English and providing services across expanded time-zones. If CoreWeave is unable to provide efficient customer support services globally at scale, its ability to grow its operations may be harmed, and it may need to hire additional services personnel which could increase its expenses, and negatively impact its business, financial condition, operating results, and prospects.
Risks Related to CoreWeave’s People
CoreWeave relies on its management team and other key employees and will need additional personnel to grow its business, and the loss of one or more key employees or its inability to attract and retain qualified personnel, including members of its board of directors, could harm its business.
CoreWeave’s future success is dependent, in part, on its ability to hire, integrate, train, manage, retain, and motivate the members of its management team and other key employees throughout its organization as well as members of its board of directors. The loss of key personnel, particularly Michael Intrator, its Chief Executive Officer, President, and Chairman of its board of directors, Brian Venturo, its Chief Strategy Officer, and Brannin McBee, its Chief Development Officer (collectively, its “Co-Founders”), as well as certain of its key marketing, sales, finance, support, network development, people team, or technology personnel, could disrupt its operations and have an adverse effect on its ability to grow its business.
Competition for highly skilled personnel is intense, especially in the New York City, San Francisco Bay, and Seattle areas where CoreWeave has a substantial presence and need for highly skilled personnel, and it may not be successful in hiring or retaining qualified personnel to fulfill its current or future needs. More generally, the technology industry, and the cloud infrastructure industry more specifically, is also subject to substantial and continuous competition for engineers with high levels of experience in designing, developing, and managing infrastructure and related services. Moreover, the industry in which it operates generally experiences high employee attrition. CoreWeave has, from time to time, experienced, and it expects to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. For example, in recent years, recruiting, hiring, and retaining employees with expertise in the AI computing industry has become increasingly difficult as the demand for AI computing infrastructure has increased as a result of the increase in AI and machine learning development, deployment, and demand. CoreWeave may be required to provide more training to its personnel than it currently anticipates. Further, labor is subject to external factors that are beyond its control, including its industry’s highly competitive market for skilled workers and leaders, cost inflation, overall macroeconomics, and workforce participation rates. Should CoreWeave’s competitors recruit its employees, its level of expertise and ability to execute its business plan would be negatively impacted.
Additionally, many of CoreWeave’s key personnel are, or will soon be, vested in a substantial number of shares of its common stock, restricted stock units (“RSUs”), restricted stock awards (“RSAs”), or stock options. Employees may be more likely to terminate their employment with CoreWeave if the shares they own or the shares underlying their vested RSUs, RSAs, or options have significantly appreciated in value relative to the original purchase prices of the shares, exercise price of the options, or grant date values of the RSUs, or RSAs, or, conversely, if the exercise price of the options that they hold are significantly above the trading price of its Class A common stock.
Moreover, many of the companies with which CoreWeave competes for experienced personnel have greater resources than it has. CoreWeave’s competitors also may be successful in recruiting and hiring members of its management team, sales team, or other key employees, and it may be difficult for it to find suitable replacements on a timely basis, on competitive terms, or at all. CoreWeave has in the past, and may in the future, be subject to allegations that employees it hires have been improperly solicited, or that they have divulged proprietary or other confidential information or that their former employers own such employees’ inventions or other work product, or that they have been hired in violation of non-compete provisions or non-solicitation provisions.
In addition, job candidates and existing employees often consider the value of the equity awards and other compensation they receive in connection with their employment. If the perceived value of CoreWeave’s compensatory package declines or is subject to significant value fluctuations, it may adversely affect its ability to attract and retain highly skilled employees. CoreWeave may also change the composition of its compensation package to employees, including the amount or ratio of cash and equity compensation. Any increases to the amount of cash compensation will increase its cash expenditures, which may impact its business, operating results, financial condition, and prospects. Further, CoreWeave’s competitors may be successful in recruiting and hiring members of its management team or other key employees as well as directors, and it may be difficult for it to find suitable replacements on a timely basis, on competitive terms, or at all. In recent years, the increased availability of hybrid or remote working arrangements has expanded the pool of companies that can compete for its employees and employment candidates. CoreWeave has entered into offer letters with certain of its key employees, however these agreements are on an “at-will” basis, meaning they are able to terminate their employment with it at any time and it does not have employment agreements with all of its key employees. If CoreWeave fails to attract new personnel or fails to retain and motivate its current personnel, its business and future growth prospects would be severely harmed.
CoreWeave believes that its corporate culture has contributed to its success, and if it cannot maintain this culture as it grows, it could lose the innovation, creativity, and teamwork fostered by its culture, and its business may be harmed.
CoreWeave believes that its corporate culture has been, and will continue to be, a key contributor to its success. If CoreWeave does not continue to maintain its corporate culture, which includes its focus on its customers, as it grows and evolves, including as it continues to grow in headcount, it could harm its ability to foster the drive, innovation, inclusion, creativity, and teamwork that it believes is important to support its growth. As CoreWeave implements more complex organizational structures, it may find it increasingly difficult to maintain the beneficial aspects of its corporate culture, which could negatively impact its future success.
Risks Related to CoreWeave’s Intellectual Property
Failure to obtain, maintain, protect, or enforce CoreWeave’s intellectual property and proprietary rights could enable others to copy or use aspects of its platform without compensating it, which could harm its brand, business, operating results, financial condition, and prospects.
CoreWeave relies on a combination of trademark, copyright, trade secret, patent, unfair competition, and other related laws in the United States and internationally, as well as confidentiality agreements and contractual provisions with its customers, third-party manufacturing partners, joint venture partners, employees, and consultants to protect its technology and intellectual property rights. Despite CoreWeave’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its platform or obtain and use information that it regards as proprietary. In particular, CoreWeave is unable to predict or assure that:
•	its intellectual property rights will not lapse or be invalidated, circumvented, challenged, or, in the case of third-party intellectual property rights licensed to it, be licensed to others;

•	its intellectual property rights will provide competitive advantages to it;
•
rights previously granted by third parties to intellectual property licensed or assigned to it, including portfolio cross-licenses, will not hamper its ability to assert its intellectual property rights or hinder the settlement of currently pending or future disputes;

•	any of its pending or future trademark or patent applications will be issued or have the coverage originally sought;
•	it will be able to enforce its intellectual property rights in certain jurisdictions where competition is intense or where legal protection may be weak; or
•	it has sufficient intellectual property rights to protect its solutions and services or its business.
CoreWeave customarily enters into confidentiality or license agreements with its employees, consultants, vendors, and customers, and makes significant efforts to limit access to and distribution of its proprietary information. However, such agreements may not be enforceable in full or in part in all jurisdictions and any breach could negatively affect CoreWeave’s business and its remedy for such breach may be limited. The contractual provisions that CoreWeave enters into may not prevent unauthorized use or disclosure of its proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of its proprietary technology or intellectual property rights. Lastly, the measures CoreWeave employs to limit the access and distribution of its proprietary information may not prevent unauthorized use or disclosure of its proprietary technology or intellectual property. As such, CoreWeave cannot guarantee that the steps taken by it will prevent infringement, violation, or misappropriation of its technology.
CoreWeave pursues the registration of its trademarks, service marks, patents, and domain names in the United States and in certain foreign jurisdictions. These processes are expensive and may not be successful in all jurisdictions or for every such application, and CoreWeave may not pursue such protections in all jurisdictions that may be relevant, for all its goods or services or in every class of goods and services in which it operates. As such, policing unauthorized use of its technology or platform is difficult. Additionally, CoreWeave may not be able to obtain, maintain, protect, exploit, defend, or enforce its intellectual property rights in every foreign jurisdiction in which it operates. For example, effective trade secret protection may not be available in every country in which CoreWeave’s platform is available or where it has employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with CoreWeave’s platform by copying functionality. Any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which CoreWeave operates may compromise its ability to enforce its trade secret and intellectual property rights. In addition, CoreWeave believes that the protection of its trademark rights is an important factor in product recognition, protecting its brand and maintaining goodwill and if it does not adequately protect its rights in trademarks from infringement, any goodwill that it has developed in those trademarks could be lost or impaired, which could harm its brand and its business. The legal systems of certain countries do not favor the enforcement of trademarks trade secrets, and other intellectual property and proprietary protection, which could make it difficult for it to stop the infringement, misappropriation, dilution, or other violation of its intellectual property or marketing of competing platforms, solutions, or services in violation of its intellectual property rights generally. Any changes in, or unexpected interpretations of, intellectual property laws may compromise its ability to enforce its intellectual property rights. If CoreWeave fails to maintain, protect and enhance its intellectual property rights, its business, operating results, financial condition, and prospects may be harmed.
In addition, defending CoreWeave’s intellectual property rights through litigation might entail significant expense. Such litigation could result in substantial costs and diversion of resources and could negatively affect CoreWeave’s business, operating results, financial condition, and prospects. If CoreWeave is unable to protect its proprietary rights, it could find itself at a competitive disadvantage to others who need not incur the additional expense, time, and effort required to create its platform and other innovative offerings that have enabled it to be successful to date. Moreover, CoreWeave may need to expend additional resources to defend its intellectual property rights in foreign countries, and its inability to do so could impair its business or adversely affect its international expansion.
Third parties may claim that CoreWeave’s platform infringes, misappropriates, or otherwise violates their intellectual property rights, and such claims could be time-consuming or costly to defend or settle, result in the loss of significant rights, or harm its relationships with its customers or reputation in the industry.
Third parties have claimed and may, in the future, claim, that CoreWeave’s current or future offerings infringe their intellectual property rights, and such claims may result in legal claims against it, its third-party partners, and its customers. These claims may be time consuming, costly to defend or settle, damage CoreWeave’s brand and reputation, harm its customer relationships, and create liability for it. Contractually, CoreWeave is expected to indemnify its partners and customers for these types of claims. CoreWeave expects the number of such claims (whether warranted or not) to increase, particularly as a public company with an increased profile and visibility, as the level of competition in its market grows, as the functionality of its offerings overlaps with that of other cloud infrastructure companies, and as the volume of issued hardware and software patents and patent applications continues to increase. CoreWeave generally agrees in its customer and partner contracts to indemnify customers for certain expenses or liabilities they incur as a result of third-party intellectual property infringement claims associated with its platform. To the extent that any claim arises as a result of third-party technology CoreWeave has licensed for use in its platform, it may be unable to recover from the appropriate third party any expenses or other liabilities that it incurs.
Companies in the cloud infrastructure and technology industries, including some of CoreWeave’s current and potential competitors, may own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by CoreWeave’s existing intellectual property protections have sought and may, in the future, seek to assert patent claims against it. From time to time, third parties, including certain of these leading companies, have invited CoreWeave to license their patents and may, in the future, assert patent, copyright, trademark, or other intellectual property rights against it, its third-party partners, or its customers. CoreWeave may in the future receive notices that claim it has misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent it gains greater market visibility, it faces a higher risk of being the subject of intellectual property infringement claims.
There may be third-party intellectual property rights that cover significant aspects of CoreWeave’s technologies or business methods and assets. In the event that CoreWeave engages software engineers or other personnel who were previously engaged by competitors or other third parties, it may be subject to claims that those personnel inadvertently or deliberately incorporate proprietary technology of third parties into its platform or have improperly used or disclosed trade secrets or other proprietary information. CoreWeave may also in the future be subject to claims by its third-party manufacturing partners, employees, or contractors asserting an ownership right in its intellectual property as a result of the work they performed on its behalf. In addition, CoreWeave may lose valuable intellectual property rights or personnel. A loss of key personnel or CoreWeave’s work product could hamper or prevent its ability to develop, market, and support potential offerings and platform enhancements, which could severely harm its business.
Any intellectual property claims, with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert its management’s attention and other resources. These claims could also subject CoreWeave to significant liability for damages, potentially including treble damages if it is found to have willfully infringed patents or copyrights, and may require it to indemnify its customers for liabilities they incur as a result of such claims. These claims could also result in CoreWeave having to stop using technology found to be in violation of a third party’s rights. CoreWeave might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, CoreWeave could be required to pay significant royalties, which would increase its operating expenses. Alternatively, CoreWeave could be required to develop alternative non-infringing technology, which could require significant time, effort, and expense, and may affect the performance or features of its platform. If CoreWeave cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of its business, it would be forced to limit or stop sales of its platform and may be unable to compete effectively. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of CoreWeave common stock. Any of these results would adversely affect CoreWeave’s business, operating results, financial condition, and prospects.
CoreWeave licenses technology from third parties for the development of its solutions, and its inability to maintain those licenses could harm its business.
CoreWeave currently incorporates, and will in the future incorporate, technology that it licenses from third parties, including software, into its offerings. If CoreWeave is unable to continue to use or license these technologies on reasonable terms, or if these technologies become unreliable, unavailable, or fail to operate properly, it may not be able to secure adequate alternatives in a timely manner or at all, and its ability to offer its solutions and remain competitive in its market would be harmed. Further, licensing technologies from third parties exposes CoreWeave to increased risk of being the subject of intellectual property infringement and vulnerabilities due to, among other things, its lower level of visibility into the development process with respect to such technology and the care taken to safeguard against risks. CoreWeave cannot be certain that its licensors do not or will not infringe on the intellectual property rights of third parties or that its licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which it may sell its platform. Some of CoreWeave’s agreements with its licensors may be terminated by them for convenience, or otherwise provide for a limited term. If CoreWeave is unable to continue to license technology because of intellectual property infringement claims brought by third parties against its licensors or against it, or if it is unable to continue its license agreements or enter into new licenses on commercially reasonable terms, its ability to develop and sell its platform containing or dependent on that technology would be limited, and its business, including its financial condition, cash flows, and operating results could be harmed.
Additionally, if CoreWeave is unable to license technology from third parties, it may be forced to acquire or develop alternative technology, which it may be unable to do in a commercially feasible manner, or at all, and may require it to use alternative technology of lower quality or performance standards. This could limit or delay CoreWeave’s ability to offer new or competitive offerings and increase its costs. Third-party software CoreWeave relies on may be updated infrequently, unsupported, or subject to vulnerabilities that may not be resolved in a timely manner, any of which may expose its solutions to vulnerabilities. Any impairment of the technologies or of CoreWeave’s relationship with these third parties could harm its business, operating results, financial condition, and prospects.
Some of CoreWeave’s technology incorporates “open-source” software, and failure to comply with the terms of the underlying open-source software licenses could adversely affect its business, results of operations, financial condition, and prospects.
CoreWeave uses open-source software in its solutions and services and may continue to use open-source software in the future. Certain open-source licenses contain requirements that CoreWeave make available source code for modifications or derivative works it creates. If CoreWeave combines its proprietary software with open-source software in a certain manner, it could, under certain open-source licenses, be required to release the source code of its proprietary software to the public on unfavorable terms or at no cost. Any actual or claimed requirement to disclose CoreWeave’s proprietary source code or pay damages for breach of contract may allow its competitors to create similar products with lower development effort and time and, ultimately, could result in a loss of sales for it.
The use and distribution of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code, which they are not typically required to maintain and update, and they can change the license terms on which they offer the open-source software. Although CoreWeave believes that it has complied with its obligations under the applicable licenses for open-source software, it is possible that it may not be aware of all instances where open-source software has been incorporated into its proprietary software or used in connection with its solutions or its corresponding obligations under open-source. CoreWeave takes steps to monitor its use of open-source software in an effort both to comply with the terms of the applicable open-source licenses and to avoid subjecting its platform to conditions it does not intend, but there are risks associated with use of open-source software that cannot be eliminated and could negatively affect its business. CoreWeave relies on multiple software programmers to design its proprietary software and, while it takes steps to vet software before it is incorporated into its proprietary software and monitor the software incorporated into its proprietary software, it cannot be certain that its programmers have not incorporated open-source software into its proprietary software that it intends to maintain as confidential or that they will not do so in the future. In addition, the wide availability of source code used in CoreWeave’s offerings could expose it to security vulnerabilities. Such use, under certain circumstances, could materially adversely affect CoreWeave’s business, operating results, financial condition, and prospects, as well as its reputation, including if it is required to take remedial action that may divert resources away from its development efforts.
On occasion, companies that use open-source software have faced claims challenging their use of open-source software or compliance with open-source license terms. There is evolving legal precedent for interpreting the terms of certain open-source licenses, including the determination of which works are subject to the terms of such licenses. The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on CoreWeave’s ability to commercialize any offerings incorporating such software. Moreover, CoreWeave cannot ensure that its processes for controlling its use of open-source software in its platform will be effective. From time to time, CoreWeave may face claims from third parties asserting ownership of, or demanding release of, the open-source software or derivative works that it developed using such software (which could include its proprietary source code), or otherwise seeking to enforce the terms of the applicable open-source license. These claims, regardless of validity, could result in time consuming and costly litigation, divert management’s time and attention away from developing the business, expose it to customer indemnity claims, or force it to disclose source code. Litigation could be costly for it to defend, result in paying damages, entering into unfavorable licenses, have a negative effect on CoreWeave’s business, operating results. financial condition, and prospects, or cause delays by requiring it to devote additional research and development resources to change its solution.
Risks Related to Legal and Regulatory Matters of CoreWeave
CoreWeave is subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair its ability to compete in its markets and subject it to liability if it is not in full compliance with applicable laws.
CoreWeave is subject to laws and regulations, including governmental export and import controls, that could subject it to liability or impair its ability to compete in its markets. CoreWeave’s platform and related technology are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations (also known as “EAR”), and it and its employees, representatives, contractors, agents, intermediaries, and other third parties are also subject to various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and other U.S. government agencies. Changes to sanctions and export or import restrictions in the jurisdictions in which CoreWeave operates could further impact its ability to do business in certain parts of the world and to do business with certain persons and entities, which could adversely affect its business, operating results, financial condition, and prospects. In particular, CoreWeave is continuing to monitor recent and forthcoming developments in export controls with respect to the semiconductor industry and their impact on its sourcing of equipment for its computing infrastructure. In addition, CoreWeave is monitoring the January 29, 2024 proposed rule from the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”), which if implemented as proposed, would impose requirements on Infrastructure-as-a-Service providers and their foreign resellers to verify the identity and beneficial ownership of foreign person customers and to perform related reporting to BIS, as well as provide BIS authority to restrict certain Infrastructure-as-a-Service transactions with foreign persons. While CoreWeave has implemented certain procedures to facilitate compliance with applicable laws and regulations, it cannot ensure that these procedures are fully effective or that it, or third parties who it does not control, have complied with all laws or regulations in this regard. Failure by CoreWeave’s employees, representatives, contractors, partners, agents, intermediaries, or other third parties to comply with applicable laws and regulations also could have negative consequences to it, including reputational harm, government investigations, loss of export privileges and penalties. Changes in CoreWeave’s platform, and changes in or promulgation of new export and import regulations, may create delays in the introduction of its platform into international markets, prevent its customers with international operations from deploying its platform globally or, in some cases, prevent the export or import of its platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased sales of CoreWeave’s platform, solutions, and services, or in its decreased ability to export or sell its platform, to existing or potential customers with international operations. Any decreased sales of CoreWeave’s platform, solutions, and services or limitation on its ability to export or sell its platform would adversely affect its business, operating results, financial condition, and prospects.
CoreWeave is also subject to the United States Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the United Kingdom Bribery Act 2010 (the “Bribery Act”), and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws in the United States and other countries in which it conducts activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees, agents, intermediaries, and other third parties from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the public, and in certain cases, private sector. CoreWeave leverages third parties, including intermediaries and agents, to conduct its business in the United States and abroad, to sell its platform. CoreWeave and these third parties may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and it may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, its employees, representatives, contractors, partners, agents, intermediaries, and other third parties, even if it does not explicitly authorize such activities. CoreWeave cannot ensure that its policies and procedures to address compliance with FCPA, the Bribery Act, and other anti-corruption, sanctions, anti-bribery, anti-money laundering, and similar laws, will be effective, or that all of its employees, representatives, contractors, partners, agents, intermediaries, or other third parties have not taken, or will not take actions, in violation of its policies and applicable law, for which it may be ultimately held responsible. As CoreWeave increases its international sales and business, its risks under these laws may increase. Noncompliance with these laws could subject it to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could harm CoreWeave’s reputation, business, operating results, financial condition, and prospects.
CoreWeave is subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where it conducts its business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or its privacy policies, could harm CoreWeave’s business.
Various local, state, federal, and international laws, directives, and regulations apply to CoreWeave’s collection, use, retention, protection, disclosure, transfer, and processing of personal information. These data protection and privacy laws and regulations are subject to uncertainty and continue to evolve in ways that could adversely impact CoreWeave’s business. These laws have a substantial impact on CoreWeave’s operations both in the United States and internationally and compliance with new and existing laws may result in significant costs due to implementation of new processes, which could ultimately hinder its ability to grow its business by extracting value from its data assets.
In the United States, state and federal lawmakers and regulatory authorities have increased their attention on the collection and use of user data. For example, in California, the California Consumer Privacy Act of 2018 (as amended, the “CCPA”) requires companies that hit certain broad revenue or data processing related thresholds to, among other things, provide new disclosures to California users, and affords such users new privacy rights such as the ability to opt-out of certain processing of personal information and expanded rights to access and require deletion of their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is collected, used, and shared. The CCPA provides for civil penalties for violations, as well as a private right of action for security breaches that may increase security breach litigation. In addition, other states have enacted laws that contain obligations similar to the CCPA that have taken effect or will take effect in coming years and many others continue to propose similar laws, or are considering proposing similar laws. CoreWeave cannot fully predict the impact of recently proposed or enacted laws or regulations on its business or operations, but compliance may require it to modify its data processing practices and policies incurring costs and expense. Further, to the extent multiple state-level laws are introduced with inconsistent or conflicting standards, it may require costly and difficult efforts to achieve compliance with such laws. CoreWeave’s failure or perceived failure to comply with state or federal privacy laws or regulations passed in the future could have a material adverse effect on its business, including how it uses personal information, its business, operating results, financial condition, and prospects and could expose it to regulatory investigations or possible fines.
Additionally, many foreign countries and governmental bodies, including the European Union, United Kingdom, Canada, and other jurisdictions in which CoreWeave operates or conducts its business, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal data obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States. Such laws and regulations may require companies to implement new privacy and security policies, permit individuals to access, correct, and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, require that certain types of data be retained on local servers within these jurisdictions, and, in some cases, obtain individuals’ affirmative opt-in consent to collect and use personal information for certain purposes. The increased focus on data sovereignty and data localization requirements around the world could also impact CoreWeave’s business model with respect to the storage, management, and transfer of data.

CoreWeave is subject to the European Union’s General Data Protection Regulation and the United Kingdom’s General Data Protection Regulation (collectively, the “GDPR”), which comprehensively regulate its use of personal data, including cross-border transfers of personal data out of the European Economic Area (“EEA”) and the U.K. The GDPR imposes stringent privacy and data protection requirements, and could increase the risk of non-compliance and the costs of providing CoreWeave’s services in a compliant manner. A breach of the GDPR could result in regulatory investigations, reputational damage, fines and sanctions, orders to cease or change CoreWeave’s processing of its data, enforcement notices, or assessment notices (for a compulsory audit). For example, if regulators assert that CoreWeave has failed to comply with the GDPR, it may be subject to fines. Since CoreWeave is subject to the supervision of relevant data protection authorities under multiple legal regimes (including separately in both the E.U. and the U.K.), it could be fined under those regimes independently in respect of the same breach. CoreWeave may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
The GDPR prohibits transfers of personal data from the EEA or U.K. to countries not formally deemed adequate by the European Commission or the U.K. Information Commission Office, respectively, including the United States, unless a particular compliance mechanism (and, if necessary, certain safeguards) is implemented. The mechanisms that CoreWeave and many other companies, including its customers, rely upon for European and U.K. data transfers (for example, Standard Contractual Clauses or the E.U.-U.S. Data Privacy Framework) are the subject of legal challenge, regulatory interpretation, and judicial decisions by the Court of Justice of the European Union. The suitability of Standard Contractual Clauses for data transfer in some scenarios has recently been the subject of legal challenge, and while the United States and the European Union reached agreement on the E.U.-U.S. Data Privacy Framework (and similar agreements were reached with respect to the U.K.), there are legal challenges to that data transfer mechanism as well. CoreWeave expects the legal complexity and uncertainty regarding international personal data transfers to continue, and as the regulatory guidance and enforcement landscape in relation to data transfers continues to develop, it could suffer additional costs, complaints, and/or regulatory investigations or fines; it may have to stop using certain tools and vendors and make other operational changes; it may have to implement alternative data transfer mechanisms under the GDPR and/or take additional compliance and operational measures; and/or it could otherwise affect the manner in which it provides its services, and could adversely affect its business, operating results, financial condition, and prospects.
CoreWeave is also subject to evolving U.S., E.U., and U.K. privacy laws governing cookies, tracking technologies, and e-marketing. In the United States, plaintiffs are increasingly making use of existing laws such as the California Invasion of Privacy Act to litigate use of tracking technologies. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. In the European Union, informed consent, including a prohibition on pre-checked consents and a requirement to ensure separate consents for each cookie, is required for the placement of a non-essential cookie or similar technologies on a user’s device and for direct electronic marketing. As regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of CoreWeave’s marketing activities, divert the attention of its technology personnel, negatively impact its efforts to understand users, adversely affect its margins, increase costs, and subject it to additional liabilities.
There is a risk that as CoreWeave expands, it may assume liabilities for breaches experienced by the companies it acquires. Additionally, there are potentially inconsistent world-wide government regulations pertaining to data protection and privacy. Despite CoreWeave’s efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that its practices, offerings, or platform could fail, or be alleged to fail to meet applicable requirements. For instance, there are changes in the regulatory landscape relating to new and evolving technologies, such as generative AI. Changes to existing regulations, their interpretation or implementation, or new regulations could impede any potential use or development of AI Technologies, which could impair CoreWeave’s competitive position and result in an adverse effect on its business, operating results, financial condition, and prospects. CoreWeave’s failure, or the failure by its third-party providers or partners, to comply with applicable laws or regulations and to prevent unauthorized access to, or use or release of personal information, or the perception that any of the foregoing types of failure has occurred, even if unfounded, could subject it to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, severe criminal, or civil sanctions, damage its reputation, or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect CoreWeave’s business, operating results, financial condition, and prospects.

CoreWeave’s business is subject to a wide range of laws and regulations, and its failure to comply with those laws and regulations could harm its business.
CoreWeave’s business is subject to regulation by various federal, state, local, and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety and environmental laws, including those related to energy usage and energy efficiency requirements, privacy and data protection laws, AI, financial services laws, anti-bribery laws, sanctions, national security, import and export controls, anti-boycott, federal securities laws, and tax laws and regulations.
For example, government authorities have in the past sought to restrict data center development based on environmental considerations and have imposed moratoria on data center development, citing concerns about energy usage, requiring new data centers to meet energy efficiency requirements. CoreWeave may face higher costs from any laws requiring enhanced energy efficiency measures, changes to cooling systems, caps on energy usage, land use restrictions, limitations on back-up power sources, or other environmental requirements.
In certain foreign jurisdictions, these regulatory requirements may be more stringent than those in the United States. These laws and regulations are subject to change over time and thus CoreWeave must continue to monitor and dedicate resources to ensure continued compliance. In particular, the global AI regulatory environment continues to evolve as regulators and lawmakers have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Non-compliance with applicable regulations or requirements could subject CoreWeave to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions and jail time for responsible employees and managers. If any governmental sanctions are imposed, or if CoreWeave does not prevail in any possible civil or criminal litigation, its business, operating results, financial condition, and prospects could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm CoreWeave’s business, operating results, financial condition, and prospects.
CoreWeave may become involved in litigation that may adversely affect it.
From time to time, CoreWeave may be subject to claims, suits, and other proceedings. Regardless of the outcome, legal proceedings can have an adverse impact on it because of legal costs and diversion of management attention and resources, and could cause it to incur significant expenses or liability, adversely affect its brand recognition, or require it to change its business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect CoreWeave’s business, operating results, financial condition, and prospects. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that would adversely affect CoreWeave’s business, financial condition, operating results, or cash flows in a particular period. These proceedings could also result in reputational harm, sanctions, consent decrees, or orders requiring a change in CoreWeave’s business practices. Because of the potential risks, expenses, and uncertainties of litigation, CoreWeave may, from time to time, settle disputes, even where it has meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, CoreWeave cannot ensure that the results of any of these actions will not have a material adverse effect on its business, operating results, financial condition, and prospects. Any of these consequences could adversely affect CoreWeave’s business, operating results, financial condition, and prospects.
Risks Related to Financial and Accounting Matters of CoreWeave
CoreWeave has identified material weaknesses in its internal control over financial reporting. If CoreWeave’s remediation of such material weaknesses is not effective, or if it experiences additional material weaknesses in the future or otherwise fails to develop and maintain effective internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
CoreWeave are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the applicable listing standards of the Nasdaq. CoreWeave expects that the requirements of these rules and regulations will continue to increase its legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on its personnel, systems, and resources.
The Sarbanes-Oxley Act requires, among other things, that CoreWeave maintain effective disclosure controls and procedures, and internal control, over financial reporting. CoreWeave is continuing to develop and refine its disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure information required to be disclosed by it in its financial statements and in the reports that it will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to its principal executive and financial officers. In order to maintain and improve the effectiveness of CoreWeave’s internal controls and procedures, it has expended, and anticipates that it will continue to expend, significant resources, including accounting-related costs and significant management oversight.
CoreWeave is required to maintain internal control over financial reporting and to evaluate and determine the effectiveness of its internal control over financial reporting. Beginning with CoreWeave’s annual report on Form 10-K for the year ending December 31, 2026, it will be required to provide a management report on internal control over financial reporting, and it also expects its independent registered public accounting firm will be required to formally attest to the effectiveness of its internal control over financial reporting. Neither CoreWeave nor its independent registered public accounting firm were required to, and therefore did not, perform an evaluation of its internal control over financial reporting as of or for any period included in its financial statements, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. However, while preparing the financial statements that are included in the Prospectus, CoreWeave identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in CoreWeave’s control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified pertained to the lack of effectively designed, implemented, and maintained IT general controls over applications that support CoreWeave’s financial reporting processes, insufficient segregation of duties across financially relevant functions, and lack of sufficient number of qualified personnel within its accounting, finance, and operations functions who possessed an appropriate level of expertise to provide reasonable assurance that transactions were being appropriately recorded and disclosed. CoreWeave has concluded that these material weaknesses existed because it did not have the necessary business processes, systems, personnel, and related internal controls.
As of June 30, 2025, management had completed the following remedial actions to help address these material weaknesses:
•	consulted with experts on technical accounting matters, internal controls, and in the preparation of its financial statements;
•	performed a risk assessment over the organization and IT systems used as part of financial reporting and business processes, including the various layers of technology; and
•
hired additional accounting, finance, and operations resources, including critical leadership roles with public company and internal control experience responsible for designing, implementing, and monitoring its internal controls, including the Chief Accounting Officer, Chief Operating Officer, and Chief Information Officer.

While management has made improvements to CoreWeave’s control environment and business processes to support and scale with its growing operations, the identified material weaknesses remain un-remediated. CoreWeave expects that its remediation efforts will continue to take place in 2025 and 2026, and include the following:
•
designing, developing, and deploying an enhanced IT General Controls (“ITGC”) framework, including the implementation of a number of systems, processes and tools to enable the effectiveness and consistent execution of these controls;

•	continuing to implement ITGCs to manage access and program changes within its IT environment and to support the evaluation, monitoring, and ongoing effectiveness of key applications and key reports;
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continuing to implement processes and controls to better manage and monitor its segregation of duties risks, including enhancing the usage of technology and tools for segregation of duties within CoreWeave’s systems, applications and tools; and

•	continuing to expand its resources with the appropriate level of expertise within its accounting, finance, and operations functions; to implement, monitor, and maintain business processes and ITGCs.

CoreWeave may not be able to fully remediate these material weaknesses until these steps have been completed and the internal controls have been operating effectively for a sufficient period of time. This evaluation process, including testing the effectiveness of the remediation efforts, is expected to extend into 2026. Additionally, as stated above, CoreWeave has not performed an evaluation of its internal control over financial reporting; accordingly, it cannot ensure that it has identified all, or that it will not in the future have additional, material weaknesses. Further, to the extent CoreWeave acquires other businesses, the acquired company may not have a sufficiently robust system of internal controls and it may uncover new deficiencies. Material weaknesses may still exist when CoreWeave reports on the effectiveness of its internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, beginning with its annual report on Form 10-K for the year ending December 31, 2026.
The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If during the evaluation and testing process CoreWeave identifies additional material weaknesses in its internal control over financial reporting or determine that existing material weaknesses have not been remediated, its management will be unable to assert that its internal control over financial reporting is effective. Even if CoreWeave’s management concludes that its internal control over financial reporting is effective, its independent registered public accounting firm may conclude that there are material weaknesses with respect to its internal control over financial reporting. If CoreWeave is unable to assert that its internal control over financial reporting is effective, or when required in the future, if its independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of its internal control over financial reporting, investors may lose confidence in the accuracy and completeness of its financial reports, the market price of its stock could be adversely affected and it could become subject to litigation or investigations by the stock exchange on which its securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Further, as a public company, significant resources and management oversight are required. As a result, management’s attention may be diverted from other business concerns, which could harm CoreWeave’s business, operating results, financial condition, and prospects.
CoreWeave incurs significant costs and management resources as a result of operating as a public company.
As a public company, CoreWeave will incur significant legal, accounting, compliance, and other expenses that it did not incur as a private company. CoreWeave’s management and other personnel dedicate a substantial amount of time and incur significant expense in connection with compliance initiatives. As a public company, CoreWeave bears all of the internal and external costs of preparing and distributing periodic public reports in compliance with its obligations under the U.S. securities laws.
In addition, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act, and the related rules and regulations implemented by the SEC have increased legal and financial compliance costs and will make some compliance activities more time-consuming. CoreWeave has invested, and will continue to invest, resources to comply with evolving laws, regulations, and standards, and this investment has resulted, and will continue to result, in increased general and administrative expenses and may divert management’s time and attention from its other business activities. If CoreWeave’s efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against it, and its business may be harmed. In connection with CoreWeave’s IPO, it increased its directors’ and officers’ insurance coverage, which increased its insurance-related cost. In the future, it may be more expensive or more difficult for CoreWeave to obtain director and officer liability insurance, and it may be required to accept reduced coverage or incur substantially higher costs to obtain and maintain the same or similar coverage. These factors would also make it more difficult for CoreWeave to attract and retain qualified members of its board of directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.
CoreWeave may be required to repurchase a significant number of its outstanding shares of Class A common stock for cash upon the exercise of certain holders’ “put” rights, which would affect its financial condition and its ability to operate its business, as well as divert its cash flow from operations for such repurchases.
29,874,066 shares of CoreWeave’s Class A common stock were issued to holders of its Series C convertible preferred stock upon conversion thereof (the “Put Shares”) in connection with CoreWeave’s initial public offering in March 2025 (the “IPO”) and are subject to a right to be “put” to it (the “Put Right”) on the first trading day immediately after March 31, 2027, which is the second anniversary of the closing of its IPO (the “Public Sale Date”). Upon exercise of the Put Right, holders of the Put Shares would be entitled to receive from it an amount in cash equal to the original issue price per share of the Series C convertible preferred stock, which was $38.95 (the “Series C OIP”), representing an aggregate payment of $1.2 billion. The Put Right will automatically terminate (on a share by share basis) on the date on which (i) such share is assigned, sold or transferred publicly or (ii) its Class A common stock has a 20 day volume-weighted average price in any consecutive 30 trading day period of at least 175% of the Series C OIP at any point on or prior to the Public Sale Date during which Coatue Management, L.L.C. is not subject to a contractual lock-up agreement (clauses (i) and (ii) collectively, an “Exercise Termination Event”). If (i) there is a sale of CoreWeave prior to the Public Sale Date and (ii) there has not yet occurred an Exercise Termination Event, the Class A common stockholders still holding Put Shares shall be entitled in such sale transaction to receive the greater of (x) the consideration received per share the holders of its Class A common stock are entitled to receive in such sale transaction and (y) an amount in cash equal to the Series C OIP per share.
CoreWeave may not have enough available cash at the time it is required to repurchase the Put Shares, and it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity or debt capital on terms that may be onerous or highly dilutive in order to make these repurchases. Further, any payments of cash used to repurchase the Put Shares will divert CoreWeave’s cash flow from its business operations and could impact its business initiatives. Any significant repurchase of the Put Shares would adversely affect CoreWeave’s business, operating results, financial condition, and prospects.
CoreWeave could be subject to additional tax liabilities and United States federal and global income tax reform could adversely affect it.
CoreWeave is subject to U.S. federal, state, and local income taxes, sales, and other taxes in the United States and income taxes, withholding taxes, transaction taxes and other taxes in numerous foreign jurisdictions. Significant judgment is required in evaluating CoreWeave’s tax positions and its worldwide provision for income taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, CoreWeave’s future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws in the United States or in other jurisdictions in which it operates.
For example, the United States tax law legislation commonly referred to as the Tax Cuts and Jobs Act of 2017 significantly reformed the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), reducing U.S. federal tax rates, making sweeping changes to rules governing international business operations, and imposing significant additional limitations on tax benefits, including the deductibility of interest and the use of net operating loss (“NOL”) carryforwards. Effective from CoreWeave’s taxable years beginning January 1, 2022 through its taxable year beginning January 1, 2024, the Tax Cuts and Jobs Act also required capitalization of research and certain software development expenses and amortization of such expenses over a period of five years if incurred in the United States and fifteen years if incurred outside the United States. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the “IRA”) into law. The IRA contains certain tax measures, including a corporate alternative minimum tax of 15% on some large corporations and an excise tax of 1% on certain corporate stock buy-backs taking place after December 31, 2022. On July 4, 2025, the legislation commonly referred to as the One Big Beautiful Bill Act (the “OBBBA”) was signed into law. The OBBBA amends key provisions of the tax code, including modifications to bonus depreciation, domestic research cost expensing, and the business interest expense limitation. CoreWeave is still evaluating any changes required to its financial statements as a result of the OBBBA, which will be reflected on CoreWeave’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025.
In addition, the Organization for Economic Cooperation and Development (“OECD”) Inclusive Framework of 137 jurisdictions have joined a two-pillar plan to reform international taxation rules. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence and is intended to apply to multinational enterprises with global turnover above €20 billion. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises and is intended to apply to multinational enterprises with annual consolidated group revenue in excess of €750 million. CoreWeave is still evaluating the impact of the OECD pillar one and pillar two rules as they continue to be refined by the OECD and implemented by various national governments. However, it is possible that the OECD pillar one and pillar two rules, as implemented by various national governments, could adversely affect CoreWeave’s effective tax rate or result in higher cash tax liabilities.
Due to the expanding scale of CoreWeave’s international business activities, these types of changes to the taxation of its activities could impact the tax treatment of its foreign earnings, increase its worldwide effective tax rate, increase the amount of taxes imposed on its business, and harm its financial position. Such changes may also apply retroactively to its historical operations and result in taxes greater than the amounts estimated and recorded in its financial statements.
CoreWeave’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.
As of December 31, 2024, CoreWeave had aggregate U.S. federal and state NOL carryforwards of $3.6 billion and $61 million, respectively, which may be available to offset future taxable income for U.S. income tax purposes. As of December 31, 2024, CoreWeave had $3.6 billion in federal NOL carryforwards, almost all of which can be carried forward indefinitely. As of December 31, 2024, CoreWeave had state NOL carryforwards of $61 million, of which $30 million can be carried forward indefinitely. If the NOL carryforwards are not utilized, $31 million will expire in varying amounts between the years 2032 and 2044. As of December 31, 2024, CoreWeave had foreign NOL carryforwards of $5 million that can be carried forward indefinitely. Realization of these net operating loss and research and development credit carryforwards depends on CoreWeave’s future taxable income, and there is a risk that certain of its existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect its business, operating results, financial condition, and prospects.
In addition, under Sections 382 and 383 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% cumulative change (by value) in ownership by “5 percent shareholders” over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes, such as research and development credits, to offset its post-change income or taxes may be limited. CoreWeave has experienced, and may in the future experience, ownership changes as a result of shifts in its stock ownership. As a result, if CoreWeave earns net taxable income, its ability to use its pre-change U.S. NOL carryforwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to it. In addition, CoreWeave may undergo additional ownership changes in the future, which could further limit its ability to use its NOLs and other pre-change tax attributes. Similar provisions of state tax law may also apply to limit CoreWeave’s use of accumulated state tax NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase CoreWeave’s state income tax liabilities. As a result of the foregoing, even if CoreWeave attains profitability, it may be unable to use all or a material portion of its net operating losses and other tax attributes, which could adversely affect its future cash flows.
CoreWeave could be required to collect additional sales, use, value added, digital services, or other similar taxes or be subject to other liabilities with respect to past or future sales, that may increase the costs its customers would have to pay for its solutions and adversely affect its business, operating results, financial condition, and prospects.
CoreWeave does not collect sales and use, value added, or similar taxes in all jurisdictions in which it has sales because it has determined in consultation with its advisors that its sales in certain jurisdictions are not subject to such taxes. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction and the application of such laws is subject to uncertainty. Jurisdictions in which it does not collect such taxes may assert that such taxes apply to its sales and seek to impose incremental or new sales, use, value added, digital services, or assert other tax collection obligations on it, which could result in tax assessments, penalties, and interest, to it or its customers for past sales, and it may be required to collect such taxes in the future. If CoreWeave is unsuccessful in collecting such taxes from its customers, it could be held liable for such costs, which may adversely affect its operating results.
Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. A successful assertion by one or more U.S. states requiring CoreWeave to collect taxes where it presently does not do so, or to collect more taxes in a jurisdiction in which it currently collects such taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the U.K., France, and Canada, have enacted a digital services tax, which is generally a tax on gross revenue generated from users or customers located in those jurisdictions, and other jurisdictions are considering enacting similar laws. A successful assertion by a U.S. state or local government or a foreign jurisdiction that CoreWeave should have been or should be collecting additional sales, use, value added, digital services, or other similar taxes could, among other things, result in substantial tax payments, create significant administrative burdens for it, discourage potential customers from using its platform due to the incremental cost of any such sales or other related taxes, or otherwise harm its business.

CoreWeave’s corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and it could be obligated to pay additional taxes, which would harm its business, operating results, financial condition, and prospects.
CoreWeave is expanding its international operations and staff to support its business and growth in international markets. CoreWeave generally conducts its international operations through wholly-owned subsidiaries and is or may be required to report its taxable income in various jurisdictions worldwide based upon its business operations in those jurisdictions. CoreWeave’s corporate structure and associated transfer pricing policies contemplate future growth in international markets, and consider the functions, risks, and assets of the various entities involved in intercompany transactions. Furthermore, increases in tax rates, new or revised tax laws, and new interpretations of existing tax laws and policies by tax authorities and courts in various jurisdictions, could result in an increase in CoreWeave’s overall tax obligations which could adversely affect its business. CoreWeave’s intercompany relationships and intercompany transactions are subject to complex transfer pricing rules administered by tax authorities in various jurisdictions in which it operates with potentially divergent tax laws. The amount of taxes CoreWeave pays in different jurisdictions will depend on the application of the tax laws of the various jurisdictions, including the United States, to its intercompany transactions, international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws (which may have retroactive effect) and policies by tax authorities and courts in various jurisdictions, and its ability to operate its business in a manner consistent with its corporate structure and intercompany arrangements.
It is not uncommon for tax authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, the transfer pricing and charges for intercompany services and other intercompany transactions, or with respect to the valuation of CoreWeave’s intellectual property and the manner in which its intellectual property is utilized within its group. If tax authorities in any of the jurisdictions in which CoreWeave conducts its international operations were to successfully challenge its transfer pricing, it could be required to reallocate part or all of its income to reflect transfer pricing adjustments, which could result in an increased tax liability for it. In such circumstances, if the country from where the income was reallocated did not agree to the reallocation, it could become subject to tax on the same income in both countries, resulting in double taxation. Furthermore, the relevant tax authorities may disagree with CoreWeave’s determinations as to the income and expenses attributable to specific jurisdictions. CoreWeave believes that its tax and financial accounting positions are reasonable and its tax reserves are adequate to cover any potential liability. CoreWeave also believes that its assumptions, judgments, and estimates are reasonable and that its transfer pricing for these intercompany transactions are on arm’s-length terms. However, the relevant tax authorities may disagree with CoreWeave’s tax positions, including any assumptions, judgments, or estimates used for these transfer pricing matters and intercompany transactions. If any of these tax authorities determine that CoreWeave’s transfer pricing for these intercompany transactions does not meet arm’s-length criteria, and were successful in challenging its positions, it could be required to pay additional taxes, interest, and penalties related thereto, which could be in excess of any reserves established therefor, and which could result in higher effective tax rates, reduced cash flows, and lower overall profitability of its operations. CoreWeave’s financial statements could fail to reflect adequate reserves to cover such a contingency.
CoreWeave may be audited in various jurisdictions, including in jurisdictions in which it is not currently filing, and such jurisdictions may assess new or additional taxes, sales taxes, and value added taxes against it. Although CoreWeave believes its tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from its historical tax provisions and accruals, which could have an adverse effect on its operating results or cash flows in the period or periods for which a determination is made.
If CoreWeave’s estimates or judgments relating to its critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, its operating results could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in CoreWeave’s condensed consolidated financial statements and accompanying notes. CoreWeave bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as discussed in the section titled “CoreWeave Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing CoreWeave’s condensed consolidated financial statements include but are not limited to those related to the identification of performance obligations in revenue recognition, the valuation of stock-based awards, the valuation of derivatives and warrants, and accounting for leases, property and equipment, income taxes and variable interest entities. CoreWeave’s operating results may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its operating results to fall below the expectations of industry or financial analysts and investors, resulting in a potential decline in the market price of its Class A common stock.
Additionally, CoreWeave regularly monitors its compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to it. As a result of new standards, changes to existing standards, and changes in their interpretation, CoreWeave might be required to change its accounting policies, alter its operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or it may be required to restate its published financial statements. For example, SEC proposals on climate-related disclosures may require CoreWeave to update its accounting or operational policies, processes, or systems to reflect new or amended financial reporting standards. Such changes to existing standards or changes in their interpretation may have an adverse effect on CoreWeave’s reputation, business, financial condition, and profit, or cause an adverse deviation from its revenue and operating profit target, which may adversely affect its financial results.
CoreWeave is exposed to fluctuations in currency exchange rates, which could negatively affect its business, operating results, financial condition, and prospects.
CoreWeave’s sales contracts are primarily denominated in U.S. dollars, and therefore a majority of its revenue is not subject to foreign currency risk. However, strengthening of the U.S. dollar increases the real cost of CoreWeave’s platform to its customers outside of the United States, which could lead to delays in the purchase of its platform and the lengthening of its sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect CoreWeave’s business, operating results, financial condition, and prospects. In addition, increased international sales in the future, including through continued international expansion, could result in foreign currency denominated sales, which would increase CoreWeave’s foreign currency risk.
CoreWeave’s operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. These expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. CoreWeave does not currently hedge against the risks associated with currency fluctuations but may do so, or use other derivative instruments, in the future.
Risks Related to CoreWeave’s Indebtedness
CoreWeave’s substantial indebtedness could materially adversely affect its financial condition, its ability to raise additional capital to fund its operations, its ability to operate its business, its ability to react to changes in the economy or its industry, its ability to meet its obligations under its outstanding indebtedness and could divert its cash flow from operations for debt payments, and it may still incur substantially more indebtedness in the future.
CoreWeave has a substantial amount of debt, which requires significant interest and principal payments. As of June 30, 2025, CoreWeave’s total indebtedness was $11.2 billion and it had $3.7 billion of undrawn availability under its Revolving Credit Facility and DDTL 2.0 Facility (each as defined below). In July 2023, CoreWeave Compute Acquisition Co. II, LLC, CoreWeave’s direct, wholly owned subsidiary, entered into a delayed draw term loan facility (as amended, the “DDTL 1.0 Facility”) providing for up to $2.3 billion in delayed draw term loans. In May 2024, CoreWeave Compute Acquisition Co. IV, LLC, CoreWeave’s direct, wholly owned subsidiary, entered into a delayed draw term loan facility (as amended, the “DDTL 2.0 Facility”) providing for up to $7.6 billion in delayed draw terms loans. In July 2025, CoreWeave Compute Acquisition Co. V, LLC, CoreWeave’s direct, wholly owned subsidiary, and CoreWeave Compute Acquisition Co. VII, LLC, CoreWeave’s indirect subsidiary, entered into a delayed draw term loan facility (the “DDTL 3.0 Facility,” and, together with the DDTL 1.0 Facility and the DDTL 2.0 Facility, the “DDTL Facilities”) providing for up to $2.6 billion in delayed draw term loans. All obligations under the DDTL Facilities are unconditionally guaranteed by CoreWeave. In May 2025, CoreWeave amended its revolving credit facility to provide for a $1.5 billion revolving credit facility (as amended, the “Revolving Credit Facility,” and, together with the DDTL Facilities, the “Credit Facilities”). As of June 30, 2025, CoreWeave had entered into various agreements with original equipment manufacturers (“OEM”) and obtained financing for certain equipment with an aggregate notional balance of $2.2 billion as of June 30, 2025. In May 2025, we issued $2.0 billion in aggregate principal amount of the 2030 Notes (as defined herein). In July 2025, CoreWeave issued $1.75 billion in aggregate principal amount of the 2031 Notes (as defined herein). The Notes (as defined herein) are guaranteed on a senior unsecured basis by certain of CoreWeave’s wholly-owned subsidiaries and certain of its future direct and indirect wholly owned domestic restricted subsidiaries that guarantee the Revolving Credit Facility. In addition to CoreWeave’s substantial debt, it leases all of its data centers and certain equipment under lease agreements, some of which are accounted for as operating leases. As of June 30, 2025, CoreWeave recorded operating lease liabilities of $3.5 billion, which represents its obligation to make lease payments under those lease arrangements. Subject to the limits contained in the credit agreements that govern its Credit Facilities and the indentures that govern the Notes, CoreWeave may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If CoreWeave does so, the risks related to its high level of debt could increase. Specifically, CoreWeave’s high level of debt could have important consequences, including the following:
•	it may be difficult for CoreWeave to satisfy its obligations, including debt service requirements under its outstanding debt;
•	CoreWeave’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, or other general corporate purposes may be impaired;
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a substantial portion of cash flow from operations are required to be dedicated to the payment of principal and interest on CoreWeave’s indebtedness, therefore reducing its ability to use its cash flow to fund its operations, capital expenditures, future business opportunities, and other purposes;

•	CoreWeave could be more vulnerable to economic downturns and adverse industry conditions and its flexibility to plan for, or react to, changes in its business or industry is more limited;
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CoreWeave’s ability to capitalize on business opportunities and to react to competitive pressures, as compared to its competitors, may be compromised due to its high level of debt and the restrictive covenants in the credit agreements that govern its Credit Facilities and the indentures that govern the Notes;

•	CoreWeave’s ability to borrow additional funds or to refinance debt may be limited; and
•	it may cause potential or existing customers to not contract with CoreWeave due to concerns over its ability to meet its financial obligations under such contracts.
CoreWeave’s ability to make scheduled payments on and to refinance its indebtedness depends on and is subject to its financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors, all of which are beyond its control, including the availability of financing in the international banking and capital markets. CoreWeave cannot ensure that its business will generate sufficient cash flow from operations or that future borrowings will be available to it in an amount sufficient to enable it to service its debt, to refinance its debt or to fund its other liquidity needs. For the six months ended June 30, 2025, CoreWeave’s cash flows dedicated for debt service requirements totaled $1,996 million, which includes principal payments of $1,575 million and interest payments of $421 million, inclusive of $59 million related to capitalized interest. For the six months ended June 30, 2025, CoreWeave’s net cash used in operating activities was $(190) million, which includes interest paid, net of capitalized amounts, of $362 million. If CoreWeave’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. Further, any refinancing or restructuring of CoreWeave’s indebtedness could be at higher interest rates, may cause it to incur debt extinguishment costs, and may require it to comply with more onerous covenants that could further restrict its business operations. Moreover, in the event of a default, the holders of CoreWeave’s indebtedness could elect to declare such indebtedness be due and payable and/or elect to exercise other rights, such as the lenders under its Revolving Credit Facility terminating their commitments thereunder and ceasing to make further loans or the lenders under its DDTL Facilities instituting foreclosure proceedings against their collateral, any of which could materially adversely affect its business, operating results, financial condition, and prospects.
Additionally, financing through debt has historically been an important source of additional capital for CoreWeave, and it intends to continue to use debt as a source of financing in the future. As such, CoreWeave and its subsidiaries are able to incur additional debt and may be able to incur substantial additional debt in the future, subject to the restrictions contained in its debt instruments, some of which may be secured debt. CoreWeave’s existing debt agreements restrict its ability to incur additional indebtedness, including secured indebtedness, but if those restrictions are waived, or the Facilities or Notes mature or are repaid, it may not be subject to such restrictions under the terms of any subsequent indebtedness.

Furthermore, all of the debt under CoreWeave’s Credit Facilities bears interest at variable rates. If interest rates associated with CoreWeave’s floating rate debt (e.g., SOFR) increase, its debt service obligations on its Credit Facilities would increase even though the amount borrowed remained the same, and its net income and cash flows, including cash available for servicing its indebtedness, would correspondingly decrease. In addition, an increase in such interest rates could adversely affect CoreWeave’s future ability to obtain financing or materially increase the cost of any additional financing.
In addition, CoreWeave has issued letters of credit in favor of several of its third-party data center providers as a requirement to enter into leases for these facilities. These letters of credit are cash collateralized, these funds are reflected as restricted cash on CoreWeave’s condensed consolidated balance sheet, and it is limited in its ability to use these funds for its business operations.
Certain of CoreWeave’s debt agreements impose significant operating and financial restrictions on it and its subsidiaries, which may prevent it from capitalizing on business opportunities.
The credit agreements that govern CoreWeave’s Credit Facilities, as well as the related parent guarantees, and the indentures that govern the Notes impose significant operating and financial restrictions on it. These restrictions will limit CoreWeave’s ability and/or the ability of its subsidiaries to, among other things:
•	incur or guarantee additional debt or issue disqualified stock or preferred stock;
•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;
•	make certain investments or acquisitions;
•	incur certain liens;
•	enter into transactions with its affiliates;
•	merge or consolidate;
•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the lenders;
•	prepay, redeem or repurchase any subordinated indebtedness or enter into amendments to certain subordinated indebtedness in a manner materially adverse to the lenders;
•	designate restricted subsidiaries as unrestricted subsidiaries; and
•	transfer or sell certain assets.
In addition, CoreWeave is required to maintain specified financial covenant ratios and satisfy other financial condition tests under the credit agreements governing its Credit Facilities. As a result of these restrictions, CoreWeave is limited as to how it conducts its business, and it may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness CoreWeave may incur could include similar or more restrictive covenants. CoreWeave cannot ensure that it will be able to maintain compliance with these covenants in the future and, if it fails to do so, that it will be able to obtain waivers from the lenders and/or amend the covenants. CoreWeave’s failure to comply with the restrictive or financial covenants described above as well as the terms of any future indebtedness could result in an event of default, which, if not cured or waived, could result in it being required to repay these borrowings before their due date. If CoreWeave is forced to refinance these borrowings on less favorable terms or is unable to refinance these borrowings, its business, operating results, financial condition, and prospects could be materially adversely affected.
Risks Related to Ownership of CoreWeave’s Class A Common Stock
The market price of CoreWeave’s Class A common stock may be volatile, and you could lose all or part of your investment.
CoreWeave cannot predict the prices at which its Class A common stock will continue to trade. The market price of CoreWeave’s Class A common stock depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond its control and may not be related to its operating performance. In addition, the limited public float of CoreWeave’s Class A common stock will tend to increase the volatility of the trading price of its Class A common stock. These fluctuations could cause you to lose all or part of your investment in CoreWeave’s Class A common stock. Factors that could cause fluctuations in the market price of CoreWeave’s Class A common stock include, but are not limited to, the following:
•	actual or anticipated changes or fluctuations in CoreWeave’s operating results;
•	CoreWeave’s incurrence of any additional indebtedness or any fluctuations in interest rates impacting its existing indebtedness;
•	the exercise by the former holders of CoreWeave’s Series C convertible preferred stock of the Put Right;
•	CoreWeave’s ability to produce timely and accurate financial statements;
•	the financial projections CoreWeave may provide to the public, any changes in these projections, or its failure to meet these projections;
•	announcements by CoreWeave or its competitors of new offerings or new or terminated significant contracts, commercial relationships, acquisitions, or capital commitments;
•	industry or financial analyst or investor reaction to CoreWeave’s press releases, other public announcements and filings with the SEC;
•	rumors and market speculation involving CoreWeave or other companies in its industry;
•	price and volume fluctuations in the overall stock market from time to time;
•	the overall performance of the stock market or technology companies;
•	the expiration of market standoff or contractual lock up agreements and sales of shares of CoreWeave’s Class A common stock by it or its stockholders;
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failure of industry or financial analysts to maintain coverage of CoreWeave, changes in financial estimates by any analysts who follow its company, or its failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in CoreWeave business or its competitors’ businesses or the competitive landscape generally;
•	litigation or other proceedings involving CoreWeave, its industry or both, or investigations by regulators into its operations or those of its competitors;
•	developments or disputes concerning CoreWeave’s intellectual property rights or its solutions, or third-party proprietary rights;
•	new laws or regulations or new interpretations of existing laws or regulations applicable to CoreWeave’s business;
•	any major changes in CoreWeave’s management or its board of directors;
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the global political, economic, and macroeconomic climate, including but not limited to, actual or perceived instability in the banking industry, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, labor shortages, supply chain disruptions, potential recession, inflation, and rising interest rates;

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other events or factors, including those resulting from war, armed conflict, including the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, incidents of terrorism, or responses to these events; and

•	cybersecurity incidents.
In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies, particularly during the current period of global macroeconomic and geopolitical uncertainty. These economic, political, regulatory, and market conditions have and may continue to negatively impact the market price of CoreWeave’s Class A common stock, regardless of its actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against CoreWeave, could result in substantial costs and divert its management’s attention and resources from its business. This could have an adverse effect on CoreWeave’s business, operating results, financial condition, and prospects.
Sales of substantial amounts of CoreWeave’s Class A common stock in the public markets, or the perception that they might occur, could cause the market price of its Class A common stock to decline.
Sales of a substantial number of shares of CoreWeave’s Class A common stock into the public market, including shares of its Class A common stock held by its Co-Founders that have been converted from shares of its Class B common stock, and particularly sales by its directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of its Class A common stock to decline.
All of the shares of Class A common stock sold in the IPO are freely tradable without restrictions or further registration under the Securities Act, except that any shares held by CoreWeave’s affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.
In connection with the IPO, all of CoreWeave’s directors and executive officers, the selling stockholders, and certain other holders agreed, among other things, not to offer, sell or agree to sell, or otherwise dispose of interests in, directly or indirectly, any shares of CoreWeave’s common stock, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, on behalf of the underwriters of the IPO, and Magnetar Financial LLC (the “Lock-Up Agreement”). Similarly, additional holders of CoreWeave’s Class A common stock were subject to market standoff provisions, pursuant to which such holders also agreed, among other things, not to offer, sell or agree to sell, or otherwise dispose of interests in, directly or indirectly, any shares of CoreWeave’s common stock following CoreWeave’s IPO, provided that such shares would be released from such restrictions to the extent such shares would be entitled to release under the Lock-Up Agreement. The Lock-Up Agreement expired on the close of trading on the second trading day after the date that CoreWeave publicly announced earnings for the three months ended June 30, 2025. As a result, as of the close of trading on August 14, 2025, such shares are freely tradable without restrictions or further registration under the Securities Act, subject to applicable vesting requirements and compliance with Rule 144.
Sales of a substantial number of such shares, or the perception that such sales may occur, could cause CoreWeave’s market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
Pursuant to CoreWeave’s third amended and restated investors’ rights agreement, dated May 16, 2024, certain holders of its Class A common stock can require it to file registration statements for the public resale of the Class A common stock held by them or to include such shares in registration statements that it may file for it or other stockholders.
CoreWeave may also issue its shares of common stock or securities convertible into shares of its common stock from time to time in connection with a financing, acquisition, investment, or otherwise. Any further issuance could result in substantial dilution to CoreWeave’s existing stockholders and cause the market price of its Class A common stock to decline.
The multi-class structure of CoreWeave’s common stock has the effect of concentrating voting power with its Co-Founders, which will limit your ability to influence the outcome of important transactions, including a change in control.
CoreWeave’s Class B common stock has ten votes per share, its Class A common stock has one vote per share, and its Class C common stock has no votes per share. As of June 30, 2025, CoreWeave’s Co-Founders collectively hold all of the issued and outstanding shares of its Class B common stock. Because of the ten-to-one voting ratio between CoreWeave’s Class B common stock and Class A common stock, its Co-Founders collectively continue to control a significant percentage of the combined voting power of its common stock, which voting power may increase over time upon the exercise or settlement and exchange of equity awards held by its Co-Founders pursuant to their equity exchange rights which provide each Co-Founder with the right (but not obligation) to require it to exchange, for shares of its Class B common stock, any shares of its Class A common stock received by him upon the exercise or settlement of equity awards for shares of its Class A common stock granted prior to September 2024. Therefore,

CoreWeave’s Co-Founders, individually or together, will be able to significantly influence matters submitted to its stockholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets, or other major corporate transactions. CoreWeave’s Co-Founders, individually or together, may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of CoreWeave, could deprive its stockholders of an opportunity to receive a premium for their capital stock as part of a sale of its company, and might ultimately affect the market price of its Class A common stock.
Future transfers by the holders of Class B common stock will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon the earlier of (i) a date that is fixed by CoreWeave’s board of directors that is no more than 61 days following the seventh anniversary of the IPO, or no later than May 31, 2032, (ii) the date specified by the affirmative vote of two-thirds of the outstanding voting power of the Class B common stock, or (iii) no more than 61 days following the first date Mr. Intrator is no longer providing services that occupy substantially all of his working time and business efforts to CoreWeave as an officer, employee, or consultant, as determined by the board of directors (other than as a result of termination of Mr. Intrator’s employment without cause) (such conversion, the “Class B Automatic Conversion”).
Additionally, future issuances of CoreWeave’s Class C common stock may further concentrate the voting power of its Co-Founders by prolonging the duration of their control and/or by giving them an opportunity to achieve liquidity without diminishing their voting power. See the section titled “—Any future issuance of CoreWeave’s Class C common stock may have the effect of further concentrating voting control in its Class B common stock, may discourage potential acquisitions of its business, and could have an adverse effect on the market price of its Class A common stock.” If CoreWeave is unable to effectively manage these risks, its business, operating results, financial condition, and prospects could be adversely affected.
The multi-class structure of CoreWeave’s common stock may adversely affect the trading market for its Class A common stock.
CoreWeave cannot predict whether its multi-class structure will, over time, result in a lower or more volatile market price of its Class A common stock, adverse publicity, or other adverse consequences. Certain stock index providers exclude or limit the ability of companies with multi-class share structures from being added to certain of their indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the multi-class structure of its common stock may make CoreWeave ineligible for inclusion in certain indices and may discourage such indices from selecting it for inclusion, notwithstanding its automatic termination provision, may cause stockholder advisory firms to publish negative commentary about its corporate governance practices or otherwise seek to cause it to change its capital structure, and may result in large institutional investors not purchasing shares of its Class A common stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, any exclusion from certain stock indices could result in less demand for CoreWeave’s Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of CoreWeave’s corporate governance practices or capital structure could also adversely affect the value of its Class A common stock.
If financial analysts issue inaccurate or unfavorable research regarding, or do not or cease to cover, CoreWeave’s Class A common stock, its stock price and trading volume could decline.
The trading market for CoreWeave’s Class A common stock is influenced by the research and reports that financial analysts publish about it, its business, its market and its competitors. CoreWeave does not control these analysts or the content and opinions included in their reports. As a new public company, the analysts who publish information about CoreWeave’s Class A common stock will have had relatively little experience with its business, which could affect their ability to accurately forecast its results and make it more likely that it fails to meet their estimates. If any of the analysts who cover CoreWeave issues an inaccurate or unfavorable opinion regarding its stock price, its stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If CoreWeave’s financial results fail to meet, or significantly exceed, its announced guidance, if any, or the expectations of analysts or public investors, analysts could downgrade its Class A common stock or publish unfavorable research about it. If one or more of these analysts cease coverage of CoreWeave’s Class A common stock or fail to publish reports on it regularly, its visibility in the financial markets could decrease, which in turn could cause its stock price or trading volume to decline.
CoreWeave does not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of CoreWeave’s Class A common stock.
CoreWeave currently intends to retain all available funds and any future earnings for use in the operation of its business and does not anticipate paying any dividends on its capital stock in the foreseeable future. Additionally, CoreWeave’s ability to pay dividends or make distributions is limited by certain restrictions contained in its Credit Facilities. Any future determination to declare dividends will be made at the discretion of CoreWeave’s board of directors and will depend on its financial condition, operating results, capital requirements, general business conditions, restrictions in its debt instruments and other factors that its board of directors may deem relevant. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
Provisions in CoreWeave’s charter documents and under Delaware law could make an acquisition of its company, which may be beneficial to its stockholders, more difficult and may limit attempts by its stockholders to replace or remove its current management and members of its board of directors.
Provisions in CoreWeave’s amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition or other change of control of its company that the stockholders may consider favorable. In addition, because CoreWeave’s board of directors is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by its stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of its board of directors. Among other things, CoreWeave’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that:
•	provide that CoreWeave’s board of directors is classified into three classes of directors with staggered three-year terms;
•	permit CoreWeave’s board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•	require supermajority voting to amend some provisions in CoreWeave’s amended and restated certificate of incorporation and amended and restated bylaws;
•	authorize the issuance of “blank check” preferred stock that CoreWeave’s board of directors could use to implement a stockholder rights plan;
•
provide that only the chairman of CoreWeave’s board of directors, its chief executive officer, its lead independent director or a majority of its board of directors will be authorized to call a special meeting of stockholders;

•	eliminate the ability of CoreWeave’s stockholders to call special meetings of stockholders;
•	do not provide for cumulative voting;
•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of CoreWeave’s stockholders;
•
provide for a multi-class common stock structure in which holders of CoreWeave’s Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of its common stock, including the election of directors and other significant corporate transactions, such as a merger or other sale of its company or its assets;

•
prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of CoreWeave’s stockholders; provided that stockholder action by written consent of a majority of the voting power of all then-outstanding shares of its capital stock is permitted so long as the voting power of all then-outstanding shares of Class B common stock represents greater than a majority of the combined voting power of all then-outstanding shares of its capital stock;

•	provide that CoreWeave’s board of directors is expressly authorized to make, alter, or repeal its amended and restated bylaws; and
•	establish advance notice requirements for nominations for election to CoreWeave’s board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.
Moreover, Section 203 of the General Corporation Law of the State of Delaware (“DGCL”), may discourage, delay, or prevent a change in control of CoreWeave. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between CoreWeave and holders of 15% or more of its common stock.
CoreWeave’s amended and restated bylaws contain exclusive forum provisions for certain claims, which may limit its stockholders’ ability to obtain a favorable judicial forum for disputes with it or its directors, officers, or employees.
CoreWeave’s amended and restated bylaws provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on its behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against it arising pursuant to the DGCL, its amended and restated certificate of incorporation, or its amended and restated bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine or asserting an “internal corporate claim” as defined in the DGCL.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. CoreWeave’s amended and restated bylaws provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (“Federal Forum Provision”). CoreWeave’s decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by CoreWeave’s stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by CoreWeave’s stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
CoreWeave’s stockholders will not be deemed to have waived its compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of CoreWeave’s securities shall be deemed to have notice of and consented to its exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with CoreWeave or its directors, officers, or employees, which may discourage lawsuits against it and its directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in CoreWeave’s amended and restated bylaws to be inapplicable or unenforceable in an action, it may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results, financial condition, and prospects.
Any future issuance of CoreWeave’s Class C common stock may have the effect of further concentrating voting control in its Class B common stock, may discourage potential acquisitions of its business, and could have an adverse effect on the market price of its Class A common stock.
Under CoreWeave’s amended and restated certificate of incorporation, it is authorized to issue up to 200,000,000 shares of its Class C common stock. CoreWeave does not have current plans to issue any shares of its Class C common stock. However, any future issuance of CoreWeave’s Class C common stock may have the effect of further concentrating voting control in its Class B common stock, may discourage potential acquisitions of its business, and could have an adverse effect on the market price of its Class A common stock. Although CoreWeave has no current plans to issue any shares of its Class C common stock, it may in the future issue shares of its Class C common stock for a variety of corporate purposes, including financings, acquisitions, investments, and equity incentives to its employees, consultants, and directors. CoreWeave’s authorized but unissued shares of Class C common stock are available for issuance with the approval of its board of directors without stockholder approval, except as may be required by the listing rules of Nasdaq. Because CoreWeave’s Class C common stock carries no voting rights (except as otherwise required by law) and is not listed for trading on an exchange or registered for sale with the SEC, shares of its Class C common stock may be less liquid and less attractive to any future recipients of these shares than shares of its Class A common stock, although it may seek to list its Class C common stock for trading and register shares of its Class C common stock for sale in the future. Further, CoreWeave could issue shares of Class C common stock to its Co-Founders, and, in that event, they would be able to sell such shares of Class C common stock and achieve liquidity in their holdings without diminishing their voting power. In addition, because CoreWeave’s Class C common stock carries no voting rights (except as otherwise required by law), if it issues shares of its Class C common stock in the future, the holders of its Class B common stock may be able to hold significant voting control over most matters submitted to a vote of its stockholders for a longer period of time than would be the case if it issued its Class A common stock rather than its Class C common stock in such transactions. In addition, each share of CoreWeave’s Class C common stock will automatically convert into one share of its Class A common stock following both (i) the earliest of (a) the conversion or exchange of all then-outstanding shares of its Class B common stock into or for shares of its Class A common stock, (b) the Class B Automatic Conversion, and (c) the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock and upon (ii) the date and time or occurrence of an event specified by the vote of the holders of a majority of the then-outstanding shares of Class A common stock. If CoreWeave issues shares of its Class C common stock in the future, such issuances would have a dilutive effect on the economic interests of its Class A and Class B common stock. Any such issuance of CoreWeave’s Class C common stock could also cause the market price of its Class A common stock to decline.
General Risk Factors of CoreWeave
Adverse global macroeconomic conditions, geopolitical risks, or reduced spending on AI and machine learning or on cloud infrastructure could adversely affect CoreWeave’s business, operating results, financial condition, and prospects.
CoreWeave’s business depends on the overall demand for and adoption of AI and machine learning and cloud infrastructure and on the economic health of its current and prospective customers. In addition, the purchase of CoreWeave’s platform is often discretionary and may involve a significant commitment of capital and other resources. Weak global and regional economic conditions, including United States and global macroeconomic issues, actual or perceived global banking and finance related issues, domestic and foreign regulatory uncertainty, changes in trade policies, including the imposition of tariffs, trade controls and other trade barriers, labor shortages, supply chain disruptions, rising interest rates and inflation, spending environments, geopolitical instability, warfare and uncertainty, including the effects of the conflicts in the Middle East and Ukraine, and tensions between China and Taiwan, weak economic conditions in certain regions or a reduction in business spending, including spending on developing AI and machine learning capabilities and on cloud infrastructure, regardless of macroeconomic conditions, could adversely affect CoreWeave’s business, operating results, financial condition, and prospects, including resulting in longer sales cycles, a negative impact on its ability to attract and retain new customers, increase sales of its platform, or sell additional solutions and services to its existing customers, lower prices for its solutions and services, and slower or declining growth. Deterioration in economic conditions in any of the countries in which CoreWeave does business could also cause slower or impaired collections on accounts receivable, which may adversely impact its business, operating results, financial condition, and prospects.
Geopolitical risks, including those arising from trade tension and/or the imposition of trade tariffs, terrorist activity, or acts of civil or international hostility, are increasing. In particular, the imposition of tariffs, trade controls, border taxes, or other barriers to trade may directly or indirectly impact CoreWeave’s business, operating results, financial condition, prospects, and stock price. For example, the United States has recently announced tariffs, certain of which have been temporarily suspended, on imported goods from most countries and select countries have announced retaliatory tariffs in response, contributing to volatility in the markets. There can be no assurance that CoreWeave will be able to mitigate the impacts of the foregoing or any future changes in global trade dynamics on its business. Similarly, the potential for military conflict between China and Taiwan could have negative impacts on the global economy, including by affecting the supply of semiconductors from Taiwan, contributing to higher energy prices and creating uncertainty in the global capital markets. While CoreWeave does not currently have employees or direct operations in Taiwan, its suppliers rely heavily on semiconductors supplied by Taiwan which are an important component of its platform and any reduction in that supply could materially disrupt its operations.
CoreWeave may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war and regional geopolitical conflicts around the world, that could disrupt its business operations, and its business continuity and disaster recovery plans may not adequately protect it from a serious disaster.
Natural disasters or other catastrophic events may cause damage or disruption to CoreWeave’s operations, international commerce, and the global economy, and thus could have an adverse effect on it. CoreWeave’s business operations are also subject to interruption by fire, power shortages, flooding, and other events beyond its control. In addition, CoreWeave’s global operations expose it to risks associated with public health crises, such as pandemics and epidemics, which could harm its business and cause its operating results to suffer. Further, acts of war, armed conflict, terrorism and other geopolitical unrest, such as the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, could cause disruptions in CoreWeave’s business or the businesses of its partners or the economy as a whole.
In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, cyberattack, or telecommunications failure, CoreWeave may be unable to continue its operations and may endure system interruptions, reputational harm, delays in development of its platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on its future operating results. Climate change could result in an increase in the frequency or severity of such natural disasters. Moreover, any of CoreWeave’s office locations or data centers may be vulnerable to the adverse effects of climate change. For example, certain of CoreWeave’s corporate offices and data centers are located in California, a state that frequently experiences earthquakes, wildfires, and resultant air quality impacts and power shutoffs associated with wildfire prevention, heatwaves, and droughts. These events can, in turn, have impacts on inflation risk, food security, water security, and on CoreWeave’s employees’ health and well-being. Additionally, all the aforementioned risks will be further increased if CoreWeave does not implement an effective disaster recovery plan or its partners’ disaster recovery plans prove to be inadequate.
Investors’ expectations of CoreWeave’s performance relating to environmental, social, and governance factors may impose additional costs and expose it to new risks.
There is an increasing focus from certain regulators, investors, employees, users, and other stakeholders concerning corporate responsibility, specifically related to environmental, social, and governance (“ESG”) matters both in the United States and internationally. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in CoreWeave if they believe its policies and actions relating to corporate responsibility are inadequate. Further, there is particular focus on concerns relating to AI and its impact on the environment, including the power-intensive nature of the industry, high consumption of water, and reliance on critical minerals and rare elements, and CoreWeave is focused on sustainability goals and initiatives to mitigate the environmental impacts of its operations. CoreWeave may experience heightened scrutiny from its stakeholders and potential investors around these issues. CoreWeave may also face reputational damage in the event that it does not meet the ESG standards set by various constituencies or fail, or are perceived to fail, in its achievement of its sustainability goals, initiatives, or commitments.
CoreWeave’s sustainability initiatives, goals, or commitments could be difficult to achieve or costly to implement. Moreover, compliance with recently adopted and potential upcoming ESG requirements, including California legislation that requires various climate-related disclosures, the European Union’s Corporate Sustainability Reporting Directive and Corporate Sustainability Due Diligence Directive, and the United Kingdom’s Streamlined Energy and Carbon Reporting framework will require the dedication of significant time and resources. Additionally, if CoreWeave’s competitors’ corporate social responsibility performance is perceived to be better than its, potential, or current investors may elect to invest with its competitors instead. CoreWeave’s business may face increased scrutiny related to these activities and its related disclosures, including from the investment community, and its failure to achieve progress or manage the dynamic public sentiment and legal landscape in these areas on a timely basis, or at all, could adversely affect its reputation, business, and financial performance.
CoreWeave could be subject to securities class action litigation.
In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect CoreWeave’s business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause it to opt for lower overall policy limits and coverage or to forgo insurance that it may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. These factors could make it more difficult for CoreWeave to attract and retain qualified executive officers and members of its board of directors.
For litigation risk related to the Merger, see the section titled “—Risks Related to the Merger—Potential litigation against CoreWeave and Core Scientific could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.”
Risks relating to Core Scientific
Core Scientific is subject to the risks described in (i) Part I, Item 1A, “Risk Factors” in Core Scientific’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 27, 2025, (ii) Part II, Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025 and (iii) Core Scientific’s subsequent filings with the SEC, in each case, which are incorporated by reference into this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus, including the information included or incorporated by reference, contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Exchange Act. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the Merger and the anticipated benefits thereof, projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, CoreWeave’s ability to scale and grow its business, the advantages and expected growth of CoreWeave and CoreWeave’s ability to source and retain talent. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of CoreWeave and Core Scientific, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the Merger on anticipated terms, or at all, and timing of completion, including obtaining regulatory approvals that may be required on anticipated terms and Core Scientific Stockholder Approval for the Merger; uncertainty in the value of the consideration that Core Scientific stockholders would receive in the Merger, if completed, due to fluctuations in the market price of CoreWeave common stock; risk of fluctuations in the market price of CoreWeave common stock if a substantial number of shares of CoreWeave common stock become available for sale and are sold in a short period of time, including as a result of the expiration of market standoff or contractual lock-up agreements in connection with CoreWeave’s initial public offering, or the anticipation of such events; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the Merger, including the possibility that any of the anticipated benefits of the Merger will not be realized or will not be realized within the expected time period; the ability of CoreWeave and Core Scientific to integrate their businesses successfully and to achieve anticipated synergies and value creation; potential litigation relating to the Merger that could be instituted against CoreWeave, Core Scientific or their respective directors and officers; the risk that disruptions from the Merger will harm CoreWeave’s or Core Scientific’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; rating agency actions and CoreWeave’s and Core Scientific’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments and actions targeting public companies in the artificial intelligence, power, data center and crypto mining industries and changes in local, national or international laws, regulations and policies affecting CoreWeave and Core Scientific; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the Merger that could affect CoreWeave’s and/or the Core Scientific’s financial performance and operating results; certain restrictions during the pendency of the Merger that may impact Core Scientific’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against CoreWeave or Core Scientific and other political or security disturbances; dilution caused by CoreWeave’s issuance of additional shares of its securities in connection with the Merger; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for power and other market or economic conditions that impact demand and pricing; changes in technical or operating conditions, including unforeseen technical difficulties; development delays at CoreWeave and/or Core Scientific data center sites, including any delays in the conversion of such sites from crypto mining facilities to high-performance computing sites; those risks described in Item 1A of Core Scientific’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 7, 2025, Item 1A of Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent reports on Forms 10-Q and 8-K; and those risks that are described herein under the section titled “Risk Factors.”
While the list of factors presented here and elsewhere in this proxy statement/prospectus is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

You should not place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, CoreWeave’s or Core Scientific’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which CoreWeave or Core Scientific operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither CoreWeave nor Core Scientific assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on CoreWeave’s or Core Scientific’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
MARKET PRICES
The following table sets forth the closing price per share of CoreWeave common stock and Core Scientific common stock as reported on the Nasdaq on June 25, 2025, the last trading day prior to media reports that Core Scientific and CoreWeave were in merger discussions, July 3, 2025, the last trading day prior to the public announcement of the Merger on July 7, 2025, and on September 25, 2025, the most recent practicable trading day prior to the date of this proxy statement/prospectus for which this information was available. The table also shows the implied value of the Merger Consideration for each share of Core Scientific common stock as of the same dates. This implied value was calculated by multiplying the closing price of a share of CoreWeave common stock on the relevant date by the exchange ratio.

	CoreWeave Common Stock	Core Scientific Common Stock	Implied Per Share Value of Merger Consideration
June 25, 2025	$159.50	$12.30	$19.70
July 3, 2025	$165.20	$18.00	$20.40
September 25, 2025	$126.66	$16.84	$15.64

The market prices of shares of CoreWeave common stock and Core Scientific common stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is completed. No assurance can be given concerning the market prices of shares of CoreWeave common stock and shares of Core Scientific common stock before completion of the Merger or shares of CoreWeave common stock after completion of the Merger. The exchange ratio is fixed in the Merger Agreement, but the market price of shares of CoreWeave common stock (and therefore the value of the Merger Consideration) when received by Core Scientific stockholders after the Merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, Core Scientific stockholders are advised to obtain current market quotations for shares of CoreWeave common stock and shares of Core Scientific common stock in deciding whether to vote for adoption of the Merger Agreement.
DIVIDENDS
On a quarterly basis, from the time the shares of the Series C redeemable convertible preferred stock were issued in May 2024, until the completion of CoreWeave’s initial public offering on March 31, 2025, CoreWeave paid holders of its Series C redeemable convertible preferred stock a cumulative dividend that accrued daily at a rate of 10% per annum on the accumulated stated value of such shares, equal to $38.95 per share (the accumulated stated value is the defined “original issue price”). After its initial public offering and the conversion of the Series C redeemable convertible preferred stock to redeemable Class A common stock, these dividend rights ceased, and there were no accrued and unpaid dividends as of March 31, 2025. CoreWeave does not currently pay a dividend on shares of CoreWeave common stock.
Core Scientific has never declared nor paid cash dividends on its capital stock. After the date of the Merger Agreement until the effective time, Core Scientific will not declare or establish a record date or pay any dividends on or make other distributions in respect of its capital stock or subsidiary securities without the prior written consent of CoreWeave, except for the declaration and payment of dividends or distributions by a wholly owned subsidiary of Core Scientific solely to its direct parent entity. For more information, see the section titled “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 230 of this proxy statement/prospectus.
HOLDERS
As of September 9, 2025, there were 431 stockholders of record holding shares of CoreWeave common stock, 32 stockholders of record holding shares of CoreWeave Class B common stock, par value $0.000005 per share, and no stockholders of record holding shares of CoreWeave Class C common stock, par value $0.000005 per share.

THE COMPANIES
COREWEAVE, INC.
CoreWeave, Inc., which is referred to in this proxy statement/prospectus as CoreWeave, was originally formed as a Delaware limited liability company in 2017 and then converted to a Delaware corporation in 2018. CoreWeave is headquartered in Livingston, New Jersey. CoreWeave, the AI Hyperscaler™, delivers a cloud platform of cutting-edge software powering the next wave of AI. CoreWeave’s technology provides enterprises and leading AI labs with cloud solutions for accelerated computing.
The principal trading market for CoreWeave’s common stock (NASDAQ: CRWV) is the Nasdaq Stock Market LLC.
The principal executive offices of CoreWeave are located at 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ and its telephone number is (973) 270-9737 and its website is www.coreweave.com.
CORE SCIENTIFIC, INC.
Core Scientific, Inc., which is referred to in this proxy statement/prospectus as Core Scientific, is a leader in digital infrastructure for high-density colocation services and digital asset mining of bitcoin. Core Scientific operates dedicated, purpose-built facilities for digital asset mining and is a premier provider of digital infrastructure, software solutions and services to its third-party customers.
Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants are traded on the Nasdaq under the symbol “CORZ,” “CORZW” and “CORZZ,” respectively. Following the Merger, Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants will be delisted from the Nasdaq.
Core Scientific’s principal executive offices are located at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, and our telephone number is (512) 402-5233. Its corporate website address is www.corescientific.com.
Additional information about Core Scientific and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus.
MIAMI MERGER SUB I, INC.
Miami Merger Sub I, Inc., which is referred to in this proxy statement/prospectus as Merger Sub, is a Delaware corporation and a wholly owned subsidiary of CoreWeave. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.
Merger Sub was formed in the State of Delaware on July 2, 2025. The principal executive offices of Merger Sub are located at 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ and its telephone number is (973) 270-9737.

INFORMATION ABOUT COREWEAVE, INC.’S BUSINESS
Unless otherwise specified or the context otherwise requires, all references to “CoreWeave,” “we,” “our,” “us” and “our company” in this Section refer to CoreWeave, Inc. and its subsidiaries.
Overview
CoreWeave powers the creation and delivery of the intelligence that drives innovation.
We are the AI Hyperscaler™ driving the AI revolution.3 Our CoreWeave Cloud Platform consists of our proprietary software and cloud services that deliver the software and software intelligence needed to manage complex AI infrastructure at scale. Our platform supports the development and use of ground-breaking models and the delivery of the next generation of AI applications that are changing the way we live and work across the globe—our platform is trusted by some of the world’s leading AI labs and AI enterprises, including Cohere, IBM, Meta, Microsoft, Mistral, NVIDIA, and OpenAI.
We believe AI is the next frontier for innovation in technology, driving productivity and efficiency gains and enabling new business models in nearly every industry and organization. According to IDC, AI will generate a cumulative global economic impact of $20 trillion, or 3.5% of global GDP, by 2030. The generalized cloud infrastructure that drove the cloud revolution beginning in the 2000s was built to host websites, databases, and SaaS apps that have fundamentally different needs than the high performance requirements of AI. As workloads and technologies evolve, so too must the infrastructure and cloud software and services that power them. We believe we are at the start of a new cloud era that will drive the AI revolution. The opportunity for a purpose-built AI cloud platform, including the infrastructure and integrated software, is massive. Based on market research from Bloomberg Intelligence, total spending on AI inference/fine-tuning, AI workload monitoring, and training infrastructure, including AI servers, AI storage, training compute, cloud workloads, and networking, will reach approximately $399 billion by 2028. For AI to reach its full potential, it needs a purpose-built AI cloud platform with infrastructure and managed cloud services that are delivered in an efficient, automated, and highly performant way. Enter CoreWeave, the AI Hyperscaler™.
We purpose-built our CoreWeave Cloud Platform to be the infrastructure and application platform for AI. Our platform manages the complexity of engineering, assembling, running, and monitoring state-of-the-art infrastructure at a massive scale to deliver high performance and efficiency to AI workloads. Through our proprietary software capabilities, we enable our customers to achieve substantially higher total system performance and more favorable uptime relative to other AI offerings within existing infrastructure cloud environments and unlock speed at scale. By delivering more compute cycles to AI workloads and thereby reducing the time required to train models, our capabilities can significantly accelerate the time to solution for customers in the ongoing hyper-competitive race to build the next bleeding-edge AI models. For example, in June 2023, our NVIDIA H100 Tensor Core GPU training cluster completed the MLPerf benchmark test (which benchmarks how quickly a system can train a model from scratch) in eleven minutes—a record and 29 times faster than the next best competitor at the time of the benchmark test. Recently, we delivered the largest-ever MLPerf Training v5.0 submission on NVIDIA Blackwell, using 2,496 NVIDIA Blackwell GPUs running on CoreWeave’s AI-optimized cloud platform. The submission was the largest NVIDIA GB200 NVL72 cluster ever benchmarked under MLPerf, 34 times larger than the only other submission from a cloud provider, achieved approximately 4.5 times faster training performance than the best submission from another organization’s GB200 cluster, and achieved 2 times faster training performance compared to other similar cluster sizes using prior generation hardware.
These efficiencies also extend from training to inference use cases, as our CoreWeave Cloud Platform significantly improves both run-time efficiency for inference workloads and enables overall higher AI application uptime. These performance gains help to ensure lower performance-adjusted costs and a superior end-user experience. The supercomputers we build to power our platform are optimized to support many types of AI workloads, and they are augmented by our suite of cloud services to deliver meaningful time and cost savings to customers through our orchestration, automation, and monitoring capabilities.
[3]
Based on our exclusive focus on AI cloud computing at the scale and with the capabilities of our platform, solutions, and services as compared to competing hyperscalers and our customer relationships with leading AI labs and AI enterprises, which position us to be among the first to experience and solve the challenges facing the AI cloud computing industry at scale.

Our multidisciplinary, customer-centric team has a proven ability to conceptualize, design, and implement solutions to solve the most complex engineering challenges in the pursuit of furthering AI. We hire individuals who help contribute to and maintain a culture centered around solving the most complex AI infrastructure scaling, performance, and reliability challenges.
Customers utilize our platform through a set of cloud services comprising Infrastructure Services, Managed Software Services, and Application Software Services, all augmented by our Mission Control and Observability software. Our comprehensive and integrated cloud services work together as a suite to deliver state-of-the-art compute, networking, and storage. These services enable the provisioning of infrastructure, the orchestration of workloads, and the proactive monitoring of our customers’ training and inference environments to increase performance and minimize interruptions.
Our CoreWeave Cloud Platform is hosted in our distributed network of active purpose-built data centers that are interconnected using low latency connections to major metropolitan areas, and incorporate state-of-the-art data center networking equipment, enhanced access to power and, where appropriate, the latest liquid cooling technologies.
As of December 31, 2022, we had three data centers running more than 17,000 GPUs in total and supported by approximately 10 MW of active power, which grew to 10 data centers running more than 53,000 GPUs in total and supported by more than 70 MW of active power as of December 31, 2023, grew further to 32 data centers running more than 250,000 GPUs in total and supported by more than 360 MW of active power as of December 31, 2024, and grew further to 33 data centers supported by approximately 470 MW of active power as of June 30, 2025. Our total contracted power extends to approximately 2.2 GW as of June 30, 2025, which we expect to roll out over the coming years.
We benefit from robust collaborations with leading chipmakers, OEMs, and software providers to supply us with infrastructure components and other products. We have a proven track record of rapidly expanding our power capacity to support the growth of our data center footprint along with our collection of managed cloud services. We deploy a sophisticated financing strategy and have efficiently financed the development of additional compute capacity through the use of asset-backed debt, having raised total commitments of over $28.6 billion in debt and equity to support the development of our platform.
Our customers include some of the world’s leading AI labs and AI enterprises — the builders and integrators of AI — who depend on our platform for their core products and most promising innovations. We deliver significant benefits to our customers in terms of overall performance, time to market, and reduced cost of ownership, which results in our customers making large, long-term initial commitments and expanding those commitments with us over time. The vast majority of our revenue today is from multi-year committed contracts, whereby a customer purchases access to our platform over the contract term on a take-or-pay basis. We also sell access to our platform on an on-demand basis through a pay-as-you-go model. As of June 30, 2025, we had $30.1 billion of unsatisfied RPO. As of December 31, 2024, we had $15.1 billion of RPO reflecting an increase of 53%, from $9.9 billion as of December 31, 2023.
Our ability to abstract away the complexity our customers would face in assembling, managing, and deploying this infrastructure themselves establishes us as a critical partner and leads to long-term, durable relationships that have the potential to expand over time. As evidence of this, three of our top five committed contract customers by TCV as of December 31, 2024 signed agreements for additional capacity within 12 months of their respective initial purchase dates. These agreements, measured during each respective 12-month period from the initial date of signing, represented a cumulative increase of approximately $7.8 billion in committed spend and a multiple of approximately 4x on initial contract value. Our deep relationships with customers are a competitive advantage, and our first-to-market track record with highly performant technology gives customers confidence in choosing CoreWeave.
Some of the most ambitious compute-intensive projects in the world are powered by our platform, and our business has grown rapidly since our inception. Our revenue was $584 million and $2,194 million for the six months ended June 30, 2024 and 2025, representing period-over-period growth of 276%. Our revenue was $16 million, $229 million, and $1.9 billion for the years ended December 31, 2022, 2023, and 2024, respectively, representing year-over-year growth of 1,346% and 737%, respectively. During these periods, we continued to invest in growing our business to capitalize on our market opportunity. As a result, our net loss for the six months ended June 30, 2024 and 2025 and the years ended December 31, 2022, 2023, and 2024 was $452 million, $605 million, $31 million, $594 million, and $863 million, respectively.

Industry Background
Over the past five decades, technology has experienced multiple secular shifts that have revolutionized productivity. In the 1960s, mainframes introduced compute and storage technology to hundreds of thousands of organizations and helped to introduce new product capabilities such as high-volume transaction processing in banking. In the 1980s, the development of client-server architecture dramatically reduced the cost of compute, which enabled the personal computer (“PC”) revolution and resulted in widespread access to PCs and significant productivity gains. In the 1990s, the internet fundamentally changed the way people worked, interacted, shopped, and learned. In the 2000s and 2010s, mobile and cloud adoption unlocked new customer and developer experiences and led to a fundamental improvement in the flexibility of compute, creating millions of new digital products and experiences. AI represents the next major evolution of technology, and its impact is potentially greater than these transformational shifts of the past. AI is expected to support tens of billions of connected users, devices and applications. It is also expected to penetrate half of all U.S. households in three years, based on data demonstrating that the time to adoption by 50% of U.S. households of new technology has halved each cycle, measured in years. This expected penetration time is six times faster than PC adoption and two times faster than mobile adoption, and, since 2012, the amount of compute used in the largest AI training runs has been increasing exponentially, doubling every three to four months. It is akin to a new industrial revolution delivering significant productivity gains, enabling new products that are poised to radically reshape and transform industries, and helping organizations become far more efficient.
Demand and Supply Side Factors Enabling AI
A combination of demand and supply side factors is enabling the massive and unprecedented growth of AI and powering the new industrial revolution.
Demand Side Factors
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AI has advanced significantly. There is a proliferation of new use cases as AI models become more advanced and their capabilities extend beyond simple prediction and rules-based pattern recognition, to foundational model-based applications with human-like reasoning and judgment capabilities. AI is moving beyond generative AI, which is focused on content creation, to agentic AI that takes action to assist and advise across myriads of use cases.

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AI is significantly improving outcomes for businesses and individuals. AI is enabling a tectonic shift in productivity that is fundamentally changing the way we interact with technology on a daily basis and is driving material impacts such as faster drug discovery, personalized education, shorter software development cycles, better sales and customer support, and a multitude of other use cases. AI is also helping to narrow the skills gap that exists in specialized, yet highly in-demand occupations, including engineering, law, design, and medicine.

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AI is a strategic priority for organizations. AI has become a primary source of competitive differentiation. Management teams and boards are reshaping their technology budgets and rearchitecting their broader corporate strategies through the lens of AI as a strategic imperative.

Supply Side Factors
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Foundational models are pervasive and effective. The explosion of commercially available foundational models, both proprietary and open-source, is democratizing access to AI and enabling more enterprises to develop AI products and services. Furthermore, continued investments in and the resulting effects of scaling have made these models more impactful and useful. Availability of performant and efficient cloud infrastructure is critical to run these models effectively.

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The amount of data has grown rapidly. The vast amount of enterprise data and accessible public data is being further supplemented by the emergence and rapid growth of AI-generated synthetic data, creating a massive volume of data used to build and train AI models. Enormous amounts of compute and storage capacity will be required to process this data so that it can be deployed for AI use cases.

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Infrastructure has evolved to enable AI workloads. New generations of infrastructure deliver significantly greater performance for AI workloads, with much greater speed and at dramatically lower cost, which in turn spurs more innovation as the infrastructure becomes more accessible. GPU performance, which powers AI model training and inference, has increased 7,000 times over the past two decades.

Infrastructure is the Key Enabler of AI
To unlock the full potential of AI, continuous improvements in model architecture, access to data, and scalable, specialized, high-performance compute infrastructure are essential. We believe that specialized compute infrastructure is the key enabler that AI labs and AI enterprises need to train models, perform inference faster at scale, and accelerate their time to market. It has become generally accepted that there is a direct relationship between compute resources (FLOPs, training, and testing time) and model output quality. There has been a dramatic increase in the computational resources dedicated to training and hosting state-of-the-art AI models, with top models released by OpenAI, Google DeepMind, and Meta AI generally requiring exponentially greater quantities of compute compared to prior model generations to unlock performance gains.
This race towards more performant models and the resulting demand for increasingly significant amounts of compute resources should come as no surprise. According to various papers that analyze scaling laws such as ‘Scaling Laws for Neural Language Models,’ as compute infrastructure scales, the performance of the foundational models also increases. This principle applies for both training and inference: it states that the more compute power available, the better both the models and applications built on top of them become. To achieve greater compute capabilities and succeed in AI, AI labs and AI enterprises require specialized compute platforms that run at superior performance and efficiency and maximize the utilization of the underlying infrastructure.
Delivering Performant AI Infrastructure is Immensely Challenging
The highly specialized infrastructure that is required to unlock the potential of AI is immensely challenging to build and operate, especially at scale. Additionally, the software architectures utilized in generalized clouds for provisioning, orchestrating, and running AI workloads are neither purpose-built nor suitable for AI and cannot deliver the required efficiency and performance. The scale of the required infrastructure is staggering, with tens of thousands of GPUs, thousands of miles of high-speed networking cables, and hundreds of thousands of interconnects coming together to create “superclusters” for training and serving AI models, as well as hundreds of MW of power and petabytes of total storage. Depending on the configuration of the data center, a single 32,000-GPU cluster may require the deployment of approximately 600 miles of fiber cables and around 80,000 fiber connections. Acquiring the necessary high-performance components requires managing a complex global supply chain, and configuring and deploying those components in data centers requires deep operational experience. The data centers themselves need to be specifically designed for high-performance compute, which requires specialized heat management capabilities such as liquid cooling, with heat exchangers and subfloors to support high density racks and high power supply per rack.
Software is Critical to Unlocking the Performance and Efficiency of AI Infrastructure
AI supercomputers are some of the most complex computing machines to have ever been created, requiring purpose-built software to unlock performance and efficiency at massive scale. These supercomputers require software to test and validate each component and to provision the infrastructure so that compute-intensive workloads can run with minimal downtime. Moreover, AI supercomputers often require multiple specialized orchestration frameworks to schedule complex workloads, which frequently need to be paired with substantial engineering resources. Once operational, these AI workloads put enormous pressure on infrastructure, frequently leading to high rates of component failures that cause training and inference jobs to fail, and thus require constant monitoring to manage and reduce failures and downtime. While training foundational models, failure of a single system component adversely impacts the entire cluster, translating to either significantly reduced training performance or, more commonly, failure of the entire job. High failure rates result in a significant loss of efficiency and increased cost if not properly monitored and managed.
AI Infrastructure Suffers from an MFU “Efficiency Gap”
Designing, provisioning, and maintaining the health of infrastructure is highly complex. Additionally, significant inefficiencies are associated with scheduling AI workloads on infrastructure at scale. Together, these complexities substantially increase the difficulty of maximizing the compute potential of infrastructure components, as measured by the MFU of the chips. MFU is a measure of the observed throughput compared to the theoretical system maximum if it operates at peak FLOPs. The complexity of managing AI infrastructure means that a majority of the compute capacity embedded in GPUs is lost to system inefficiencies, with empirical evidence suggesting observed levels of performance within the 35% to 45% range. Minimizing the efficiency gap between the approximately 35% and the theoretical 100% represents a significant opportunity for unlocking AI infrastructure performance potential and therefore the improvement in quality of AI overall. Moreover, the complexity of managing this high-performance infrastructure as it scales increases exponentially, making it increasingly challenging to extract high MFU and efficiency out of larger GPU clusters, which is what the market is currently demanding.

100%
AI Efficiency Gap
35–45%
Theoretical Performance
Observed Performance

AI Requires a Purpose-Built Cloud
The complexity and resource demands of AI workloads necessitate that they run in a cloud environment purpose-built for AI, with high-performance infrastructure as well as software and application services that alleviate the specific complexities and inefficiencies associated with running training and inference jobs.
Generalized clouds operated by hyperscalers were not built to serve the specific requirements of AI. These clouds were created over a decade ago and were designed for general purpose use cases such as search, e-commerce, generalized web-hosting, and databases, and relied on CPU-based web-scale compute, and thus are not optimal for the high compute intensity requirements of AI.
Organizations need access to a fundamentally different GPU-based compute infrastructure that is built from the ground-up for AI and proven to perform at the scale and efficiency required to deliver AI. Cloud platforms therefore need to be fundamentally reimagined and purpose-built to deliver the capacity, performance, storage, and scalability requirements of AI workloads and increase the MFU of the underlying infrastructure.
Requirements of the AI Cloud
We believe the AI cloud requires a first-principles reimagining of how infrastructure is built, with the following requirements:
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Superior infrastructure performance and efficiency. The AI cloud should be able to extract the maximum possible output from the underlying GPUs and other infrastructure components. To achieve this, it needs to deliver a combination of performance and resiliency to ensure maximum AI training and inference uptime.

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Maximize performance. The AI cloud should run the latest and highest performance components and leverage an optimized technology stack that reduces latency and overhead to increase performance. Generalized clouds include virtualized compute, storage, and networking, and a host of managed services that are not required by AI workloads and typically consume additional resources, degrading performance.

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Minimize downtime and failure rates. The AI cloud should be able to identify and rapidly solve performance issues and prevent failures before they occur. AI workloads push infrastructure to its limits, causing nodes to fail and inducing storage, memory, and network latencies, which interrupt training runs. This creates delays and increases the cost of compute. GPU offerings from generalized clouds do not have capabilities required for high-performance AI workloads due to their CPU-centric heritage. CPU-based clouds lack the remediation capabilities, such as predictive maintenance and proactive health monitoring, needed to avoid the types of issues and outages experienced by GPU nodes, which are significantly more complex than CPU nodes. Traditional workload migrations that shift jobs away from impacted compute nodes in CPU-based clouds do not work for GPU-based infrastructure, which has far greater data and memory dependencies and job restart complexities. Moreover, due to their built-in layers of abstraction (e.g., virtualization), CPU-based clouds lack the complete node level visibility and the automation required to rapidly detect and remediate issues in GPU-based infrastructure.
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Rapid access to the latest advancements in infrastructure. AI advancement is limited by the infrastructure that supports it. To continuously push the AI frontier, customers should be able to access the latest advancements in technology for each component of their AI infrastructure. Bleeding-edge AI training workloads today benefit from running on the latest GPUs, CPUs, and DPUs, from the most advanced storage, networking, and memory, and from high-density liquid-cooled data center racks to maximize performance and efficiency. Moreover, the latest advancements in infrastructure technology are not in and of themselves enough. Customers benefit from an integrated solution that enables seamless deployment, automation, orchestration and monitoring of their infrastructure and workloads.

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Immediate “out-of-the-box” functionality. The AI cloud should deliver an autonomous, self-service approach with seamless deployment and automation, enabling developers and researchers to focus on delivering cutting-edge AI innovations. If not set up in the right way, due to the newness and the sheer scale of AI infrastructure deployments, GPU acceptance, provisioning, burn-in and testing issues can take months, which can significantly delay time to solution for the latest AI models and the products built on top of them. Moreover, when infrastructure is ready, it typically takes significant involvement from engineering resources to consume the infrastructure and deploy workloads due to a lack of provisioning automation. The AI cloud should be built to minimize delays and resource intensity and work out-of-the-box at scale.

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Ability to run and dynamically balance all types of AI workloads. The AI cloud should incorporate dynamic workload scheduling and balancing between inference and training to optimize resource utilization and performance. At present, many AI developers use Slurm and Kubernetes as their orchestration and scheduling frameworks for training and inference compute, respectively, and are forced to run separate pools of capacity for each. This results in underutilization of their infrastructure, which results in a material reduction of efficiency and increase in cost. Customers should be able to host a wide variety of AI workloads such as training and inference on the same clusters concurrently and seamlessly.

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Flexibility and customization with a specialized technology stack. Generalized cloud environments lack the flexibility to meet the specialized needs of AI applications, often forcing customers into rigid, predefined solutions. The AI cloud should be built to enable maximum composability, offering customers the freedom to tailor infrastructure and operational setup around their unique set of design requirements. Customers need a trusted partner with a track record of delivering performant and efficient AI cloud services at massive scale.

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Lower performance-adjusted cost. The AI cloud should deliver superior value by prioritizing performance and efficiency to help ensure that customers get the maximum utilization out of their infrastructure investments. Generalized clouds that are not purpose-built for AI burden customers running AI workloads with lengthy setup times, higher failure rate, longer downtime, and manual engineering workflows. As a result, running AI workloads on them requires more time, effort, and compute, degrading cost relative to performance.

We believe the AI revolution requires a cloud that is performant, efficient, resilient, and purpose-built for AI. Today’s leading AI labs and AI enterprises demand high-performance and cost-efficient compute, storage, networking, and managed software services integrated into a cloud platform that enables them to bring their innovations to market faster by maximizing the utilization of their infrastructure and training and deploying models seamlessly and out-of-the box.
Our Solution
Our CoreWeave Cloud Platform is an integrated solution that is purpose-built for running AI workloads such as model training and inference at maximum performance and efficiency. It includes Infrastructure Services, Managed Software Services, and Application Software Services, all of which are augmented by our Mission Control and

Observability software. Our proprietary software enables the provisioning of infrastructure, the orchestration of workloads, and the monitoring of our customers’ training and inference environments to enable high availability and minimize downtime. Built on a microservices-based architecture, the components of our platform are fully fungible and composable. Customers can configure their use of our CoreWeave Cloud Platform to best fit their needs. For instance, they can choose to bring their own storage or managed software services or run our respective solutions, and choose the type and scale of deployment that best suits their workloads. This flexibility allows our customers to customize their use of our platform without compromising performance or efficiency. We have designed security as a fundamental component across our platform and technology stack. We leverage advanced security capabilities such as XDR and DLP, adhere to industry leading security standards such as SOC2 and ISO 27001, and employ our in-house information security teams to ensure that our customers operate in a secure environment.
The following is a summary of our Layered Architecture Stack.
CoreWeave’s Layered Architecture Stack

Infrastructure Services provide our customers with access to advanced GPU and CPU compute, highly performant networking (supported by DPUs), and storage.
Managed Software Services include CKS (a purpose-built-for-AI managed Kubernetes environment with a focus on efficiency, performance and ease of use), our flexible Virtual Private Cloud offering, and our Bare Metal service that runs Kubernetes directly on high-performance servers for maximum performance and efficiency.
Application Software Services build on top of our infrastructure and managed software services, integrating additional tools to further accelerate and improve training and inference for our customers. This includes SUNK, which allows customers to run Slurm-based workloads on top of Kubernetes and colocate jobs—including training and inference workloads—on a single cluster; CoreWeave Tensorizer, which significantly increases the efficiency of model checkpointing and enables high-speed model loading; and our inference optimization services. Following the completion of our acquisition of Weights & Biases, we are augmenting our application services layer as an end-to-end, fully managed software platform, which will position us to accelerate development of our Application Software Services to target AI developers and enable them to develop, deploy and iterate AI faster.
Our purpose-built technology stack is augmented by our lifecycle management and monitoring software, Mission Control and Observability, and our advanced cluster validation, proactive health checking capabilities, and observability capabilities. Our AI cloud runs in a distributed network of 33 active purpose-built data centers, which are specifically engineered to support high intensity AI workloads with features including enhanced power, liquid cooling, and networking components, reinforcing the robustness of our entire technology stack. Our Third-Party Tooling and Solutions further enhance this flexibility by providing a composable architecture that allows customers to customize their solution by integrating additional third-party tools.
Key Benefits to Customers
Through our CoreWeave Cloud Platform, we offer the following key benefits to customers:
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Highly efficient infrastructure. Our CoreWeave Cloud Platform delivers more optimized MFU than the cloud infrastructure provided by generalized hyperscalers, thereby minimizing the efficiency gap between the observed GPU cluster performance and the theoretical maximum. Based on internal testing, our CoreWeave Cloud Platform offers up to approximately 20% improvement in system MFU over comparative benchmark MFU performance. This is achieved through the performance at scale of our CoreWeave Cloud Platform, including optimizations such as Tensorizer to accelerate modeling loading and checkpointing, our purpose-built infrastructure, and our rapid fault remediation and failure prevention capabilities. As a result, our customers either derive more performance out of their existing clusters or need less infrastructure to achieve the same level of performance.

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Performance at scale. Our infrastructure is optimized to run AI workloads, delivering cutting-edge performance to AI model training and inference use cases. Our capabilities, such as Bare Metal GPU nodes, operate with highly performant system technologies, a scale-out network with one of the industry’s leading effective network speeds, storage services with data read speeds of up to 2GB per second per GPU, and software optimizations to efficiently utilize infrastructure performance. Our compute nodes spin up rapidly, our cloud enables seamless autoscaling to accommodate complex training runs, and our rapid model loading capabilities, facilitated by our Tensorizer solution, significantly reduce inference latency. Our CoreWeave Cloud Platform has broken performance records, including setting an MLPerf record that was 29 times faster than competitors in 2023. And recently, we delivered another best-performing submission with the largest-ever MLPerf Training v5.0 submission on NVIDIA Blackwell, using 2,496 NVIDIA Blackwell GPUs running on CoreWeave’s AI-optimized cloud platform.

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Reliability and Resilience. Our Mission Control suite of capabilities help deliver and maintain vetted cloud infrastructure and provide observability into the health and performance of the entire solution. This helps ensure that our customers’ clusters continue to operate at ideal performance, quickly recover from any hardware events, and ultimately get better value by using our cloud solution. Moreover, our automated GPU node validation capabilities ensure when nodes are remediated that they are immediately made available for use and do not remain idle. This allows our customers to focus more of their time and resources on building new products faster instead of managing AI infrastructure.

CoreWeave Helps Bridge the MFU Gap

100%
Cloud Software Advantage
Up to 20%
Improvement in MFU(1)
CoreWeave
35–45%
Theoretical Performance
Observed Performance

(1) Based on internal testing

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Faster access to latest AI infrastructure advancements. Our customers benefit from faster access to the latest AI infrastructure advancements, including our access to the latest GPU technologies at scale. Our CoreWeave Cloud Platform enables customers to run their AI workloads on highly performant compute, networking, and storage infrastructure, optimized through our dedicated infrastructure management and workload orchestration software. We have a track record of being among the first to market with cutting-edge infrastructure technology. For instance, we were among the first to deliver NVIDIA H100, H200, GH200 clusters and the first to deliver GB200 clusters into production at scale and launch instances based on RTX Pro 6000. We now have one of the widest Blackwell portfolios available, including B200, and we were the first cloud provider with an initial deployment of NVIDIA GB300 NVL72-based systems. We are able to deploy the newest chips in our infrastructure and provide the compute capacity to customers in as little as two weeks from receipt from our OEM partners such as Dell and Super Micro. This allows our customers to take advantage of the latest innovations in AI infrastructure and performance to innovate, build new products, and serve customers faster.

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Highly performant on day 1. Our full-featured managed software services make the consumption of infrastructure seamless. Automated provisioning and node validation remove the need for manual burn-in testing and ensure our highly-performant CoreWeave Cloud Platform is up and running for new customers and ready for consumption in a matter of hours from customer acceptance. Customers take receipt of the infrastructure and can immediately schedule and run training and inference jobs instead of investing significant time and resources in stress-testing compute nodes and verifying their health. CKS helps to ensure workloads of any type can be immediately scheduled on the infrastructure, while Mission Control automatically vets all the infrastructure to ensure on an ongoing basis that any faults are proactively detected and remediated. This shifts the burden of infrastructure management away from customers, significantly reducing costs and accelerating their time to solution.

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Efficient GPU fleet utilization. Our CoreWeave Cloud Platform is architected to support all types of AI workloads, including training (consisting of pre-training and fine tuning), synthetic data generation, and inference, covering the full spectrum of customer requirements. Customers can orchestrate all these types of inference and training workloads across the same cluster simultaneously, enabled by our industry-leading Slurm integration, SUNK. Running different types of jobs on the same cluster at the same time increases the utilization of a customer’s AI infrastructure by allowing customers to seamlessly transition between Slurm based training jobs and containerized inference workloads on the same GPU cluster, negating the need to have two discrete clusters with lower efficiency. CKS, in conjunction with SUNK, enables this intelligent management of workload scheduling to prioritize serving inference demand spikes and better utilize GPU clusters across training and inference.

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Flexible technology stack. We adapt to our customers’ needs, enabling our customers to obtain the platform most ideal for their AI applications to run on. Our team is committed to moving quickly and solving problems for our customers that have never been addressed before as they develop and serve the next generation of foundational models. This partnership extends beyond support. Our flexibility is a key asset for our customers as we do not ask them to compromise, but rather empower them to integrate with our platform in the way that best suits their needs. Our microservices-based architecture tailored to AI enables this flexibility. For instance, customers can choose to bring their own storage instance, opt to run on Bare Metal, can elect for committed or on-demand deployment, and can generally configure their use of our CoreWeave Cloud Platform to best fit their requirements. This enables customers to obtain the platform most ideal for their AI applications to run on, providing them with exactly what they require without needing them to make tradeoffs or compromises that leads to reduced efficiency and increased costs.

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Lower performance-adjusted cost. We deliver efficiency to our customers through fully optimized AI performance out-of-the-box, our rapid cluster remediation and failure prevention capabilities, and our differentiated ability to simultaneously and seamlessly run inference and training jobs on the same clusters. All this results in significantly improved infrastructure efficiency and higher MFU, which translates to lower costs relative to solutions provided by other cloud service providers for demanding AI workloads.

CoreWeave Cloud Platform’s performance advantage, day-one utility and reliability, higher run-time efficiency, resiliency, and overall AI infrastructure uptime ensures customers can confidently build AI products and services, while benefiting from a lower total cost of ownership. It enables customers to deliver superior intelligence faster, and to expand their compute footprint in lockstep with the commercialization of their solutions.

Competitive Strengths
Our key competitive strengths, which we believe set us apart from the generalized cloud providers in the industry, include:
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We are purpose-built for AI. Our platform is fundamentally architected from the ground up to deliver cutting-edge performance for AI workloads. We have reimagined the traditional cloud architecture to deliver the infrastructure and technology stack required for AI, optimizing it to remove services such as the hypervisor layer and other unnecessary managed services that would otherwise cause performance leakage. It is built to efficiently run workloads on Bare Metal nodes, which makes our CoreWeave Cloud Platform more transparent given the wealth of GPU node-level metrics generated by our stack that most competing solutions are unable to retrieve. Our Managed Software Services, which include our orchestration solution, CKS, and our application services, are optimized for complex AI workloads. Our infrastructure is built on cutting-edge components, including the latest-generation GPUs, networking, and high-performance storage, all working cohesively to deliver unprecedented performance to our customers. Importantly, our data centers are also designed with our “no compromise” philosophy centered around AI, with our current builds incorporating liquid cooling where possible to maximize rack density and drive higher utilization of our data center footprint. These innovations are what enable us to help bridge the efficiency gap between the approximately 35% real-world infrastructure MFU and the 100% theoretical maximum.

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We live at the bleeding-edge of technology. Our diverse, multi-disciplinary team is founded on a culture of saying yes to delivering our customers’ needs. We are fearless in facing and overcoming complex engineering challenges, and we hire individuals who help contribute to and maintain a culture centered around this philosophy. We raise the standards of execution to meet the needs of our customers, which include some of the largest and most sophisticated organizations that themselves live on the bleeding-edge. We have demonstrated this in our ability to create some of the largest and most performant GPU clusters assembled to date, develop a rich suite of software and services that maximizes infrastructure utilization and efficiency, deliver against an accelerated data center build schedule, and consistently be among the first to market with cutting-edge infrastructure components. We were among the first to deliver NVIDIA H100, H200, GH200 clusters and the first to deliver GB200 clusters into production at scale and launch instances based on RTX Pro 6000. We now have one of the widest Blackwell portfolios available, including B200, and we were the first cloud provider with an initial deployment of NVIDIA GB300 NVL72-based systems.

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We operate at scale. We benefit from a network of 33 active purpose-built data centers supported by approximately 470 MW of active power as of June 30, 2025. There is a massive operational capability difference between operating clusters of thousands versus tens of thousands of GPUs. Our track record of operating at scale enables us to participate in this market in ways that others cannot. Our specialization in deploying AI infrastructure at massive scale enables us to serve some of the world’s leading providers of AI who require massive deployments in order to effectively train and serve the latest foundational models. Moreover, it enables us to benefit from clear economies of scale. It lends us critical brand recognition in the AI ecosystem that accelerates inbound demand for our solutions. It strengthens our supply chain relationships and enhances our access to the best engineering and product talent. And, importantly, it enables us to detect issues and derive insights from across our AI infrastructure sooner than our competitors. Over the long term, our platform delivers superior performance and value as a result.

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We have a proven track record of securing power. Power is a key enabler of the AI revolution and an asset that we have managed to secure at scale. As of June 30, 2025, we had approximately 470 MW of active power and approximately 2.2 GW of total contracted power. This provides us with a durable, multi-year runway in power capacity. We relentlessly and creatively explore additional opportunities to add power capacity, as demonstrated by our original agreements with Core Scientific for more than 500 MW of capacity as of December 31, 2024.

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We have demonstrated unique financing capabilities. We have designed our capital structure to enable the investments needed to maintain growth at the pace of AI innovation. We have pioneered GPU infrastructure-backed lending, and to date, we have raised over $28.6 billion in debt and equity across 22 financings. In May 2024, we raised $7.6 billion in committed GPU infrastructure-backed debt led by Blackstone and Magnetar, which represents one of the largest private debt financings in history and signals the confidence that debt investors have in funding our company to build and scale the next generation AI cloud. Since then, we have built on our momentum with a further $2.6 billion GPU infrastructure-

backed debt facility (the “DDTL 3.0 Facility”), which was financed at SOFR +4%, a 9% decrease from our DDTL 2.0 Facility, and demonstrates our progress in reducing cost of capital and enhancing our credit profile. And we have also closed two private offerings of Notes for $2 billion and $1.75 billion respectively, with both offerings upsized from their initial offering size, highlighting investor demand and our ability build strong relationships with a diverse pool of investors, raise capital quickly and efficiently, and scale our capital sources at a decreasing cost of capital. This scale of funding has not been achieved by any established players or new entrants in the AI cloud space that we compete with today, demonstrating the confidence that investors have in our vision and execution capabilities. Our rapid growth and track record for creating high-performance compute clusters and financing them has enabled us to decrease our cost of capital over time. We intend to innovate the financing structures and strategies that we employ in order to access new forms of capital at the scale required to grow our business, while simultaneously driving down our overall cost of capital.
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We maintain robust ecosystem relationships. We benefit from strong, mutually beneficial relationships with our suppliers and customers that strengthen our solution and market position. Our relationship with NVIDIA strengthens our supply chain. We work with NVIDIA to deploy the latest GPU technologies at scale. In turn, we are a partner to NVIDIA in that our proprietary software and purpose-built infrastructure help to minimize the efficiency gap between the observed GPU cluster performance and the theoretical maximum GPU cluster performance, help to diversify their customer base, and help to get their technology in the hands of end customers faster. Our relationships with some of the world’s leading and most discerning AI labs and AI enterprises, including Microsoft, Meta, and OpenAI, further position us as a cornerstone of the evolving AI ecosystem and creates a flywheel that strengthens our engineering advantage through continuous learning and development.

These deep technical partnerships with our customers provide our engineers with exposure to unique technical challenges, enabling them to build an invaluable knowledge base regarding the complex requirements of running supercomputers efficiently to extract maximum performance, automate operations, and optimize total cost of management. This gives us the ability to deliver an AI cloud that can operate at the performance, scale and efficiency required by the world’s most complex workloads. Moreover, we serve some of the world’s leading AI labs and AI enterprises, which fosters a reinforcing cycle of continued innovation, as we are the first to experience and solve the challenges of the most compute intensive AI training and inference workloads. This data, which is only used internally to improve our services for our customers, is a critical input into our engineering process and strengthens our technological differentiation as we continue to push the boundaries of what is possible in computing. This “economy of AI leadership” ensures we can continuously improve our CoreWeave Cloud Platform over time in a positive feedback loop, by enabling us to learn from any issues or misconfigurations detected across our large infrastructure base and apply those learnings to all our clusters, which in turn positions us as a leading-edge provider of choice for new customers.

Our Market Opportunity
The impact of AI will be immense for organizations of all sizes across all sectors, which will realize significant productivity gains and time and cost-efficiencies by deploying AI technologies. IDC estimates that AI will add nearly $20 trillion to global GDP by 2030. We believe businesses of all sizes will adopt AI products and services to enhance automation and improve decision making and will need to embed AI into their solutions to differentiate and remain competitive.
We believe that CoreWeave will be one of the most sought-after platforms for the world’s AI workloads. Our solution enables AI products, services and models to train and run with significantly greater speed and efficiency. We have estimated our total addressable market opportunity by evaluating the size of the large and rapidly growing AI compute software and infrastructure market that we are pioneering. According to Bloomberg Intelligence, the market for AI inference/fine-tuning, AI workload monitoring, and training infrastructure, including AI servers, AI storage, training compute, cloud workloads, and networking, will increase by over $300 billion from 2023 to 2028, growing at a CAGR of 38% from approximately $79 billion in 2023 to approximately $399 billion by 2028. This market opportunity is expected to include $330 billion related to training infrastructure, which includes AI servers, AI storage, training compute, LLM licensing revenue, cloud workloads, and networking; $49 billion related to inference infrastructure; and $20 billion related to workload monitoring, all of which are supportable by CoreWeave.
The AI cloud infrastructure and software market is dynamic and will continue to evolve as new models are introduced and inference continues to scale. We believe we are ideally positioned to capture the opportunity as the market develops and continues to expand. At present, the AI compute market is centered on training the latest generations of models, which is being driven by a select few hyperscalers and AI labs which are advancing model quality and the standard of intelligence they output. While it is likely that inference will grow to account for an increasingly larger proportion of AI workloads, we expect that training and fine-tuning new generations of models on updated infrastructure will continue to be an important addressable market as new generations of hardware, networking, and storage are released. We believe that our best-of-breed software and infrastructure solution and our track record of being among the first to market with the latest infrastructure modalities makes us optimally suited to capture these bleeding-edge training workloads.
In the near-term, we expect to see continued rapid growth in demanding inference workloads driven by an exponential increase in model size and complexity and complex reasoning skills, and we anticipate that these workloads will need to run on the latest generation of high-performance infrastructure. Over time, we expect there will be more widespread enterprise adoption of production workloads as enterprises train and serve their own models on high-performance cloud infrastructure leveraging proprietary data. These workloads will have a spectrum of complexity levels. Some of them will need to run on state-of-the-art infrastructure, while other, lower intensity workloads will run more efficiently on older generations of infrastructure. The acceleration of these lower intensity inference workloads will coincide with the growth of our geographically distributed compute base, which over time will consist of a broad range of cross-generation infrastructure as current generations roll off existing contracts and are superseded by new releases. We believe that the mix of hardware across generations that is optimized for different use cases in our compute base will ensure that we are optimally situated to capture all workload types, both inference and training.
Growth Strategies
Demand for AI training and inference continues to scale as models improve and AI drives enhancements to productivity and overall quality of life. Organizations are accessing AI either directly or through layers of abstraction, for instance through APIs that connect businesses to the leading foundational models in circulation today. We are committed to investing in our business to capitalize on the accelerating demand for AI compute and grow the adoption of our CoreWeave Cloud Platform, and are pursuing a number of strategies to enhance our ability to deliver the software and infrastructure to power the proliferation of intelligence across the world’s economy and society. Our principal growth strategies include:
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Extend our product leadership and innovation. We pioneered[4] the AI Hyperscaler and are committed to innovating to extend our technology leadership. Our team operates at the bleeding-edge of technological advancement and continues to deliver new solutions and optimize our technology stack to deliver substantial performance and efficiency gains for AI workloads at scale. We have delivered and unlocked

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Based on the capabilities of our platform, solutions, and services as compared to competing hyperscalers, our track record of being among the first to deliver bleeding-edge infrastructure and technology, and our collaboration with leading data center providers and AI labs and AI enterprises to accelerate innovative technology and infrastructure in the AI cloud computing industry.

the performance of some of the largest GPU clusters assembled to date, and we continue to release additional updates to our cloud software services to further enhance the capabilities of our infrastructure, as demonstrated for example by our recent product releases including CKS, Mission Control, and SUNK all of which accelerate the ability of our customers to train and serve models. We plan to continue to prioritize investing in our product and engineering teams to develop our cloud software services.
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Continue capturing additional workloads from existing customers. Our CoreWeave Cloud Platform serves some of the most powerful AI labs and AI enterprises that are building AI products today. Through some of these cornerstone customers, it addresses a massive volume of AI workloads directly from them or through their APIs. As these leading providers of AI continue to achieve product market fit with the latest foundational models, their training and inference workload volume will scale exponentially. Our dedicated focus on both AI labs and AI enterprises will enable us to achieve natural growth across this customer segment as AI continues to become ubiquitous, and as these customers realize the performance and efficiency benefits of our CoreWeave Cloud Platform. We have built dedicated teams of AI-experts across our engineering, product, sales and customer experience organization that understand customers’ needs for rapidly evolving AI use cases. These teams work hand-in-hand with our customers to help them better understand our product capabilities and innovations to best position us to capture increasing spend as they expand.

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Extend into broader enterprise customers across new industries and verticals. Our current and potential customers include the world’s premier AI labs and AI enterprises, for whom AI is a core component of their product strategy and overall business model, and who depend on our CoreWeave Cloud Platform to deliver the next generation of AI models and applications. As AI continues to become ubiquitous in daily life and as other verticals and industries, including regulated industries like banks, high-frequency trading, and pharmaceutical companies, begin to develop and build their own dedicated AI solutions, we plan to expand to serve those verticals and capitalize on the opportunity to provide our CoreWeave Cloud Platform to host their workloads. Although it is early, we have already started to see strong interest from such industries. We also anticipate that new industries and use cases will arise to take advantage of developing AI capabilities as AI models become more accessible and cheaper, presenting additional growth opportunities for our platform. We believe that our acquisition of Weights & Biases will enable us to improve our CoreWeave Cloud Platform to address the needs of customers who are researching, building, and deploying AI models and applications. Following closing of the acquisition, we have integrated Weights & Biases’ capabilities as a new entry point for customers to access our CoreWeave Cloud platform and take advantage of the differentiated infrastructure and managed software services that we offer such as our Mission Control Integration and W&B Inference, powered by the CoreWeave Cloud Platform.

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Expand internationally. We are expanding our business to capitalize on growing demand for AI applications and solutions across the globe, driven by customers’ desire to build their AI applications locally and minimize latency. In 2024, we established a presence in London, United Kingdom, Barcelona, Spain, and Falun, Sweden, with more than 40 MW of active power in these locations as of December 31, 2024. In addition, we have contracted data center capacity in Canada, Sweden, Norway, and other countries in Europe with additional capacity in the pipeline. In addition, regulatory frameworks are expected to increasingly restrict data from flowing across borders, meaning that AI models may eventually need to be trained on regional data pools and served locally. Expanding our reach in key international markets enables us to serve that regional demand for AI compute. We are methodical around our international expansion and tailor it to where we see the most demand for AI compute.

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Increase our vertical integration. We plan to continue to verticalize “up the stack” by innovating and adding to our software offerings to drive customer engagement and value (such as the acquisition of Weights & Biases). At the same time, we may continue to verticalize “down the stack” by enhancing our data center capabilities to bolster our access to data center capacity, future-proof our solutions, and drive further operational efficiency (such as the acquisition of Core Scientific). We intend to achieve further vertical integration either organically or through targeted acquisitions.

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Verticalize “up the stack.” The strategic position of our solution as the control plane which drives the performance, efficiency and visibility into the underlying infrastructure enables us to build additional functionality and services on top of it, including dedicated layers of abstraction and automation to simplify the way customers interact with our infrastructure, as well as solutions for fine-tuning AI models and production environments for AI applications. This enables our customers to access

AI infrastructure more easily, scale as their need for AI workloads grows, and get their products to market faster. For example, we plan to further increase ease of use by abstracting complexity for our customers through our Global Inferencing solution which enables customers to automate the management of their inference deployments by plugging in APIs and avoiding the need to manage GPUs at a more granular level. We plan to also create tools to empower developers and machine learning engineers to seamlessly access and fine-tune foundational models to power AI applications on our platform achieving greater efficiency and productivity. Since the acquisition of Weights & Biases, we believe we are better able to accelerate the expansion of our developer tools for both fine-tuning and training models, as well as building AI applications, and reinforces our ability to continue adding functionality “up the stack.” We are best positioned to add functionality “up the stack” given we control the underlying infrastructure, which is the most difficult layer of the technology stack to replicate given our investments into our infrastructure over time.
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Verticalize “down the stack.” As data centers continue to evolve and take center stage as the next-generation supercomputers driving the AI revolution, our ability to further manage and customize our data center footprint will de-risk our future growth and expense. Currently, the majority of our data center portfolio is leased. We may make investments into data centers and increase the proportion of our data center footprint where we have direct ownership stakes. This will enable us to have more control and accountability over the delivery timeline of new builds, and allow us to exert more control over our data center costs.

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Maximize the economic life of our infrastructure. We seek to maximize the value of our fleet of GPUs to the fullest extent possible, and do this by monetizing the infrastructure underlying expired contracts through either another contract for the remainder of its economic life or through an on-demand consumption pool. We expect a large number of GPUs to become available for the on-demand distributed compute pool as our customers renew contracts with future generations of chips. These current generation chips will be well-suited to handle inference workloads and lower intensity training workloads after contracts expire, which will lead to cost optimal solutions for our customers. As the AI revolution continues and more widespread enterprise adoption of AI workloads occurs, there will be a breadth of workload complexity levels which will need to be matched to infrastructure with varying levels of performance and cost. Some of those workloads will be less computationally intensive and can be served by older generations of infrastructure.

Our Platform and Product Offerings
Our CoreWeave Cloud Platform is an integrated solution that enables companies to run AI workloads with high performance and efficiency. It includes our Infrastructure Services, Managed Software Services, and Application Software Services, all bolstered by our Mission Control and Observability software. Our proprietary software underpins every component of the platform, allowing for highly secure provisioning of infrastructure, effective orchestration of workloads, and real-time monitoring of training and inference environments. Security is a fundamental component of our platform. We ensure our customers operate in a secure environment by implementing a zero trust model for data access and leveraging advanced security technologies, including XDR and DLP deployed across our endpoints. Additionally, we use single-sign-on and multi-factor authentication to ensure our CoreWeave Cloud Platform remains resilient against identity-based cyber threats.
CoreWeave Cloud Platform

Infrastructure Services: Delivering bleeding-edge compute, networking, and storage infrastructure
Our platform is powered by our foundational Infrastructure Services, which utilize our proprietary software and a combination of high-performance GPUs, CPUs, DPUs, storage, and networking equipment, all calibrated to deliver the performance at scale required to power AI workloads.
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Compute. Our compute is delivered through combinations of GPU and CPU nodes interconnected with state-of-the-art, high-performance networking technology such as NVIDIA InfiniBand and optimized through DPUs in a high throughput network topology that provides extensive scalability for AI workloads. GPU nodes are the primary engines for AI compute and are supported by the latest generation of CPUs, memory, PCI-Express data interconnects, NVMe SSDs, and DPUs. These components help to extract maximum performance out of GPUs and also offload non-core tasks. We continuously monitor the health and performance of GPU and CPU nodes to ensure improved resilience and rapid recovery.

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GPU Compute. We provide our customers with access to a vast portfolio of high-performance GPUs that are purpose-built for AI. This includes Blackwell chips, such as the NVIDIA GB200 that we were the first  to market with at production scale, Hopper chips, and more. Our H100 architecture enabled us to break the MLPerf record in 2023, delivering training speeds 29 times faster than competitors at greater scale. And recently, we delivered another best-performing submission with the largest-ever MLPerf Training v5.0 submission on NVIDIA Blackwell, using 2,496 NVIDIA Blackwell GPUs running on CoreWeave’s AI-optimized cloud platform. We were among the first to deliver NVIDIA H100, H200, GH200 clusters and the first to deliver GB200 clusters into production at scale and launch instances based on RTX Pro 6000. We now have one of the widest Blackwell portfolios available, including B200, and we were the first cloud provider with an initial deployment of NVIDIA GB300 NVL72-based systems.

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CPU Compute. We offer versatile CPU instances to support AI workloads. Our infrastructure utilizes some of the industry’s highest performing and latest CPUs instead of prior generation technology that can degrade GPU performance and utility. Our CPUs complement our GPUs by performing tasks, including data pre-processing, control plane functions, and workload orchestration, which frees GPUs to focus on compute intensive tasks.

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DPUs. DPUs optimize compute for AI workloads by offloading networking, security, and storage management tasks from GPUs and CPUs. They are a critical enabling component for increasing overall efficiency and performance.

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Nimbus. Nimbus is our control and data-plane software running on our DPUs inside Bare Metal instances, performing the typical role of a hypervisor in enabling security, flexibility and performance. Nimbus-enabled DPUs remove the need for a virtualization layer and give customers the flexibility to run directly on our servers without a hypervisor, enabling greater compute performance. Nimbus also provides security through the isolation of customer models and data encryption, while enabling them to set up Virtual Private Cloud environments.

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Networking. Our networking architecture is highly specialized and uniquely designed to meet the complex needs of AI use cases. It includes our high-performance InfiniBand based cluster networking, our data center network fabric which connects our GPU and CPU nodes to our control plane via DPUs for efficient offloading of certain processing tasks, our VPC networking framework, as well as our Direct Connect offering which provides enterprise-grade networking and supports multi-cloud deployments. The ultra-fast connection and superior throughput enabled by our networking architecture ensures faster training and inference times for our customers.

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Cluster Networking is the result of our relationship with NVIDIA to design a networking architecture that is purpose-built for AI clusters. The NVIDIA InfiniBand network that we deploy is one of the largest in existence with up to 3,200Gbps of non-blocking GPU interconnect and provides industry-leading effective networking throughput to accelerate time to train and serve models. Our Blackwell deployments will further be supported by external NVLink Switches, a low latency, scalable, and energy-efficient protocol that allows GPUs to communicate with other GPUs and CPUs within the same and different systems more efficiently. These technologies enable us to offer our customers access to tens of thousands of GPUs connected in a single cluster, and the ability to create massive megaclusters. Our megacluster resilience is supported by Mission Control, which prevents and rapidly remediates any deficiencies that arise.

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VPC Networking creates isolated virtual networks to manage CoreWeave Cloud Platform resources, allows customers to securely connect compute, storage, and networking resources to their development and deployment platforms using the latest security best practices including encryption, isolation, and access control.

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CoreWeave Direct Connect plugs into our carrier grade networking backbone and enables embedded scale that supports our data centers. It is built to support multi-cloud needs, operates across the United States and Europe, and provides private, highly performant connections to transfer data with speed and security. It allows our customers to easily connect their CoreWeave clusters with resources available at other cloud providers or on-premises. Direct Connect boasts port speeds of up to 400Gbps, flexible options to connect through either dedicated ports or existing carriers, and budget-friendly costs with no data transfer or egress fees.

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Storage. Our systems incorporate enterprise-grade, software-defined scale-out storage capabilities. Our highly performant, secure, and reliable storage capabilities are designed for the most complex and demanding AI workloads. They load data at rapid speeds, enabling large distributed AI workloads to be scaled up in seconds. These storage capabilities also allow customers to benefit from auto-provisioning of GPUs and store large volumes of model checkpoints and intermediate results so that teams can stay on track after interruptions to their training or inference jobs. Our purpose-built storage architecture enables our customers to achieve significantly faster load times. Our storage services, which include object storage and distributed file storage, leverage industry-best security practices, including encryption at rest and in transit, role-based identity access management, and authentication.

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Object Storage. Given traditional object storage solutions are not designed for accelerated workloads, customers typically need to leverage a caching layer on top of object storage to run their GPU clusters at top performance. Our object storage solution is built from the ground-up specifically for AI. It eliminates the need for an intermediate cache based on a file storage system. It leverages our proprietary Local Object Transport Accelerator, which caches data locally onto GPU nodes to deliver the performance required to go straight from object storage to GPUs and is able to provide up to 66% price/performance than alternative solutions from traditional providers.

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Distributed File Storage. We offer distributed file storage solutions that centralize asset storage and support parallel computation setups. For customers who require these features and prefer to utilize a distributed file storage system in addition to object storage, our Distributed File Storage system provides the flexibility to do so. Our platform also enables customers who run on-premise to integrate their own distributed file storage system into our platform, providing a truly flexible technology stack that is designed to support our customers’ storage needs.

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Dedicated Storage Clusters. Our microservices based architecture allows us to support our customers’ choice of storage back-ends. We work with an ecosystem of storage cloud partners to provide flexibility and choice in order to get access to their preferred storage solutions that are well integrated with our CoreWeave Cloud Platform.

Managed Software and Application Software Services: Built for AI at
Multiple Layers of the Cloud Technology Stack

Managed Software Services: Fully managed deployment for the most efficient workloads
Our Managed Software Services include CoreWeave Kubernetes Service, our AI workload orchestration and auto-scaling solution, our VPC product, and our Bare Metal service.
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CoreWeave Kubernetes Service. CKS is our AI-optimized, managed Kubernetes service that minimizes the burden of managing large GPU clusters. CKS is purpose-built for AI workloads and delivers fast performance, security, and flexibility in a fully managed Kubernetes solution. CKS has built-in guardrails and automated processes specialized for AI workloads that reduce the need for teams to spend countless hours managing complex Kubernetes clusters. CKS clusters leverage Bare Metal nodes without a hypervisor to maximize node performance, and our DPU-based architecture for complete isolation and acceleration with private-cluster VPCs. As such, CKS ensures that each node operates at peak performance within a secure, isolated environment. There are extensive customization options available to manage data, control access and policy, and handle authentication and other security controls, giving customers ultimate flexibility and authority over their specific data management practices.

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Virtual Private Cloud. Our VPC solution allows customers to utilize an isolated, private section of our CoreWeave Cloud Platform where they can run their resources in a controlled network environment. It delivers a flexible experience backed by enhanced security, with both direct control and a high degree of customization. It enables hyper specific networking policies on a workload-by-workload basis, including terminating VPNs, managing routing, and access control. Our robust node isolation capabilities create both data and VPC segregation that deliver maximum security for our customer workloads.

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Bare Metal. Our Bare Metal service is fast, reliable, and performant. The vast majority of AI workloads do not need virtualization. Instead, they need direct access to resources to run training, inference, and experimentation with maximum performance and low latency. We eliminate the need to have a hypervisor layer and enable our customers to run Kubernetes, or an orchestration platform of their choice, directly on Bare Metal instances. This allows us to combine the flexibility of cloud-like provisioning and the power and performance of dedicated hardware, unlocking higher performance, increasing reliability, freeing up compute resources, and allowing for in-depth insights on cluster health and performance through granular metrics. For customers who prefer a more managed experience, our Bare Metal service also enables customers to spin up Bare Metal nodes in CKS and offload certain basic functions such as storage and network drivers.

Application Software Services: Additional tools that accelerate and improve training and inferencing
Our Application Software Services allow companies to seamlessly integrate additional tools that accelerate and improve training and inference. Due to our microservices-based architecture, our platform is fully composable, with customers able to run their own orchestration solution or third-party applications seamlessly as part of our stack. As with all our other services, we follow security best practices at every step.
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Slurm on Kubernetes Integration (SUNK). Slurm is an open-source workload manager popular among AI model developers and other users of high-performance compute. It is an industry leader for the orchestration of massive parallel scheduling jobs such as training LLMs. Kubernetes, on the other hand, is designed for containerized workloads in cloud-native environments making it particularly well suited for model serving. Customers previously had to either choose between Slurm or Kubernetes on a per cluster basis for their resource management needs, even though the two applications serve different use cases and excel in different environments. Often, this led to maintaining two distinct platforms and pools of compute. We have eliminated the need to choose between Slurm or Kubernetes by creating SUNK, a proprietary offering released in early 2024 that integrates Slurm with CKS and allows for Slurm jobs to run inside Kubernetes. This allows developers to leverage the resource management of both Slurm and Kubernetes and results in a seamless end-user experience. Different AI workloads can be co-located on the same cluster, including training, inference, and experimentation, unlocking greater workload fungibility. SUNK enhances the efficiency of compute by sharing resources between Slurm and Kubernetes and streamlining deployment of our system. Introducing Slurm into our stack has solved a major infrastructure pain point for our customers while reducing their total cost of ownership.

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CoreWeave Tensorizer. CoreWeave Tensorizer is our training and inference optimization solution that spins up models rapidly from storage directly into GPU memory from a variety of different endpoints. It serializes models into a single binary file and incorporates a caching layer to quickly flow models to the closest node to the client, thereby dramatically cutting down resource expenditure caused by long loading times. When tested on a larger model size using a higher-performing GPU, the impact of Tensorizer on model load time becomes even more pronounced. In terms of relative performance, our Tensorizer had average model load times that were 1.7x and 1.4x faster than that of SafeTensors and HuggingFace respectively. Our Tensorizer solution also increases model training efficiency by enabling fast checkpoints and reducing restart times. Checkpointing ensures models are frequently saved and archived during the training process such that failures do not require full and time consuming restarts.
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Weights & Biases Models. Following the closing of our acquisition of Weights & Biases, our platform now includes integrations to the Models product-line, which extends the capabilities we currently offer with SUNK and Tensorizer to include real-time tracking and visualization of training runs, customer packaging, and workflow optimization, and the ability to further optimize hyperparameters, track model lineage, and fine-tune both open-source and proprietary models.

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Inference Optimization & Services. Our platform is optimized for inference, delivering unparalleled flexibility, efficiency and access to the compute required to serve these workloads effectively. Through our planned inference optimization services, customers will be able to right-size their workloads with access to a varied GPU fleet customized to their specific performance and cost requirements, and can provision what they need when they need it to match the complexity of their workloads. Following the closing of the acquisition, we have implemented integrations with the Weights & Biases’ Weave product into our inference optimization services, such as “W&B Inference, powered by CoreWeave,” supporting the real-time monitoring and debugging of LLMs and prompts, providing additional tools for rigorous evaluation of generative AI applications, and enabling monitoring and debugging agents and prompts.

Mission Control & Observability: Delivering full visibility into and control over infrastructure and workloads
AI compute infrastructure brings together multiple cutting-edge technologies including the latest and most powerful compute resources, high bandwidth memory, high-speed chip-to-chip interconnects, and node-to-node connectivity. While these technologies deliver unprecedented performance, they come with the additional overhead and complexity of dealing with node and system failures. Our Mission Control & Observability solution helps customers to manage their infrastructure and operations with a suite of services designed to ensure optimal setup and functionality of infrastructure components throughout their entire lifecycle, thereby preventing and rapidly remediating issues and enhancing performance. Mission Control consists of our FLCC and NLCC, and is complemented by our Observability solution.
•	Fleet LifeCycle Controller (FLCC). Our Fleet LifeCycle Controller automates node provisioning, testing, and monitoring to validate nodes and systems for Day 1 operations and beyond.
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Node LifeCycle Controller (NLCC). Our Node LifeCycle Controller proactively assesses ongoing node health and performance to ensure problematic nodes are replaced with healthy ones before they cause failures. Both FLCC and NLCC are systems that are running on our back-end.

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Observability. Our Observability solution provides access to a rich collection of node and system-level metrics to complement the capabilities of Mission Control that help prevent or quickly identify system faults and restore system-level performance. Faults can occur for various reasons, such as bad user configuration (memory allocation issues), misbehaving software updates, server component malfunctions, or issues in the high speed node-to-node network. Customers can collect and receive alerts on metrics across their fleet, using dashboards that visualize either the entire cluster or individual jobs, and identify root-cause issues in a matter of minutes, as well as early warning signs that enable them to replace or repair nodes that are close to failure. Our Observability solution gives customers deep insight into their infrastructure down to the temperature of individual GPUs.

CoreWeave Real-Time Dashboard

Deep Technical Partnerships
Our partnership strategy is to augment our capabilities by developing deep technical partnerships and relationships with companies that share our vision for empowering customers and accelerating the AI ecosystem. These partnerships are central to how we build our products and services: they enable us to unlock capabilities further up the stack and serve as layers of abstraction that extend our reach to a broader customer base who ultimately run on our infrastructure. Through our partnerships, we have been able to drive enhancements in AI Ops/inference (e.g., Run:ai), improve infrastructure capabilities (e.g., Datadog), and engineer new purpose-built data architectures (e.g., Vast Data and Pure Storage). Our partnership strategy further extends to our relationships and collaboration with suppliers like NVIDIA whose GPUs we bring to market in highly efficient and performant architecture for end customers, and to our data center providers such as Switch and Chirisa Technology Parks who we work with to integrate the most cutting-edge design and cooling standards customized for the performance requirements of AI workloads.
Customer Experience
All of our solutions are complemented by our highly skilled and AI specialized Customer Experience teams, which provide deep insights and expertise in AI compute, networking, and storage. Our teams’ deep AI expertise is fundamental to us gaining the trust of some of the world’s leading AI labs and AI enterprises, and so we have purposefully designed our Customer Experience organization in a way that seamlessly extends our expert capabilities to our customers. Our Customer Experience team is comprised of:
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Fleet Ops and Cloud Ops: Teams that support our FLCC and NLCC solutions and function as operations centers supporting overall system resilience across our customers’ infrastructure. Our Fleet Ops team monitors how fleets are operating, while our Cloud Ops team monitors customer-specific deployments.

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Support specialists: Dedicated Support Operations Engineers and Customer Success Engineers who are tasked with setting-up deployments and working with customers to scale workloads as quickly and efficiently as possible. These teams help our customers achieve their goals with our product through proactive support and resources and focus on understanding and assisting customers post-sale to foster long-term relationships. Our team of engineering experts is available 24/7 to assist customers and provide the support needed to ensure optimal cluster performance. Support specialists also include our Documentation team, which creates and maintains the technical documentation to support our customer success, sales, and marketing teams.

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Solutions architects: Experts who work with our engineering teams to ensure customer infrastructure runs at peak performance. Our solutions architects focus on helping customers understand and derive value from our platform, and cover both pre-sale and post-sale processes including proof-of-concept, implementation, switching to new architectures, and ongoing management/deployment. They ensure customers derive maximum value from their infrastructure and assist with any tuning work required to unlock the leading performance of our platform.

Across our entire platform, we are committed to delivering robust security solutions that maintain system integrity, availability, and data security. We continuously test our platform for security vulnerabilities using automated testing methods and have teams dedicated to penetration testing, enterprise vulnerability management, and application security. We also have a Security Operations team that monitors security events in real time 24 hours a day to provide continuous protection.
Our Data Center Footprint

Our platform is powered by some of the largest and most sophisticated data centers in the world, consisting of complex installations of the most cutting-edge GPU accelerators. These large clusters are designed and built with pioneering network architectures and a “no compromise” philosophy that centers around maximizing performance for AI workloads. The state-of-the-art hardware deployed in our data centers requires the most forward thinking physical infrastructure designs to deliver highly performant networking, power, and cooling characteristics. Each component of our data center technology stack is purposefully selected to contribute to, and compound, this performance advantage. The result is a geographically distributed and highly performant data center footprint underpinned by cutting-edge components, high-density design configurations, and robust security standards.
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Cutting-edge data center technologies maximize rack density. Our data centers are purposefully designed to maximize rack density and drive power per rack. They utilize advanced liquid cooling systems that enable the efficient use of space by removing the bulky chillers and airflow management equipment required in air cooling systems. The improved heat capacity of liquid cooling systems also allows us to stand up racks closer together, supporting higher power density while preventing performance degradation of our systems due to overheating. Liquid cooling systems, while highly efficient at supporting dense, power-intensive workloads, require a fundamental redesign of the data center in order to accommodate necessary piping, pumps, and heat exchangers. This often entails having a separate subfloor to contain routing and plumbing infrastructure while keeping the main floor more organized and compact to drive density.

CoreWeave’s First NVIDIA GB200 NVL72 Cluster With Liquid Cooling

These design requirements render traditional cloud service providers, who are tied to significant existing air-cooled data center footprints and buildout plans, incapable of maximizing their data center capacity without time intensive and costly retrofitting challenges. Liquid cooling systems and the greater power density and efficiency it unlocks, is not a nice-to-have feature but rather an essential component of any GPU-based infrastructure that is purpose-built for AI.
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Broad Footprint. We have architected a distributed and interconnected portfolio of data centers that delivers a high density of compute close to major population centers, thereby minimizing latency for end users. Our portfolio covers cities spanning the United States and is rapidly expanding into new markets in Europe, delivering high-compute capacity to regions that are currently capacity constrained.

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Massive Scale. Delivering highly performant and flexible infrastructure means building high capacity data centers that can quickly scale from tens to hundreds of megawatts in response to burst workloads, i.e., sudden surges in demand. We leverage dark fiber connectivity to deliver rapid and efficient inter-data-center connectivity and enable customer workloads to burst across regions. By connecting multiple active purpose-built data centers with high speed interconnects, we deliver the flexible compute required for large scale supercomputers optimized for AI workloads, and can scale this compute to match our customers’ needs.

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Embedded Security. We reinforce our infrastructure with industry leading security standards and certifications, including SOC 2 and ISO 27001, to ensure that customers are met with the most robust data security practices. Our security measures also extend to our physical security, where we employ rigorous standards around background checks, access control, security awareness training, and a zero-trust framework. This multi-layered approach ensures a secure, resilient operating environment at every level of our data centers.

Altogether, these design considerations have enabled us to deliver some of the most performant, efficient, and secure infrastructure deployments in the industry, at unprecedented scale. Our innovation also extends beyond the physical hardware and infrastructure powering our data centers to the supporting software and infrastructure services. This allows customers to run their AI jobs without the burden of managing the underlying infrastructure themselves.
As of June 30, 2025, we had approximately 470 MW of active power and approximately 2.2 GW of total contracted power. This includes 33 cutting-edge data center facilities in the United States across 16 states, as well as facilities in three other countries. Importantly, our power capacity is available in large individual deployments that are capable of serving large infrastructure clusters, which is critical for our larger customers.
In May 2024, we opened our European headquarters in London to help facilitate our expansion to Europe. Our initial expansion to Europe includes five sites in the United Kingdom, Spain, and Sweden. In June 2024, we announced a $2.2 billion investment to expand in Spain and Sweden and launch in Norway, which we expect will more than double our MW of capacity by the end of 2025. In September 2025, CoreWeave also announced the next £1.5 billion phase of its investment in AI data center capacity and operations in the United Kingdom, bringing the total announced investment in the country to £2.5 billion. In June 2025, we entered into a joint venture with a third-party infrastructure developer, to support the acquisition and development of a multi-phase data center campus in Kenilworth, New Jersey.
Our Culture and Values
Our mission is to power the creation and delivery of the intelligence that drives innovation. To succeed in this mission, we place great value on our team and emphasize the importance of a strong culture. Our diverse, multidisciplinary team is founded on a culture of saying yes and facing and overcoming complex engineering challenges. We have assembled leading engineering and go-to-market teams with what we believe is an unmatched knowledge base in accelerated computing at scale. These teams work synchronously to deliver our CoreWeave Cloud Platform and drive the maximum performance in AI workloads for our customers. To maintain this competitive advantage and continue to innovate, we remain focused on building an inclusive working environment in which our team members can push the boundaries of what is possible, and we empower our employees to grow and succeed with the right tools in a highly collaborative environment.
We have created and instilled a set of Core Values that our employees embrace and demonstrate each day.
Our Core Values include:
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Be Curious at Your Core. We foster a mindset of continuous learning, understanding that curiosity drives innovation and is essential in staying ahead of our competition. Curiosity is a driving force that allows us to explore ideas and innovations that push boundaries, challenge the status quo, and better serve our customers.

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Act Like an Owner. We take full responsibility for our work and our decisions to find the best solution to any challenge. We take initiative, hold ourselves accountable, and foster a culture where everyone feels empowered to contribute to our success.

•	Empower Employees. We trust each other to make decisions, communicate transparently, and are clear on our goals. We support each other with the tools, resources, and feedback necessary to succeed.
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Deliver Best-in-Class Customer Experiences. We go above and beyond to understand our clients’ needs and aim to exceed expectations at every step. Our commitment to excellence ensures we build lasting partnerships and set the standard for exceptional service.

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Achieve More Together. Collaboration is at the heart of our success. Together, we unlock greater potential and solve challenges more effectively. We believe that by leveraging diverse perspectives, supporting each other, and working as one team, we can accomplish more than we could ever do alone.

We are also committed to diversity, inclusion and belonging:
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Diversity. Ensuring diversity—in background, skill set, and perspective—which is business critical to continuing to innovate and bring new products into the market to effectively serve our customer base and new AI use cases.

•	Inclusion. Ensuring all employees have opportunities to learn, grow, develop, and perform the best work of their lives.
•	Belonging. Ensuring that all our employees feel they are a meaningful part of CoreWeave and they matter.
As of June 30, 2025, we had 1,565 employees, with 1,401 in the United States and 164 in twelve other countries. We work to identify, attract, and retain employees who are aligned with and will help us progress with our mission, and we seek to provide competitive cash and equity compensation. We believe we have a good relationship with our employees and our strong culture differentiates us and is a key driver of business success.
Our Customers
We offer a solution used by organizations of all sizes that require sophisticated AI compute, from the largest of enterprises to small, well-funded start-ups. Our customers today are segmented into two key verticals: AI Natives and AI Enterprises. Companies within these verticals include the builders of AI, the integrators of AI, and those that have business models whose success largely hinges on deploying AI capabilities in their core products and technology stack. Our differentiation lies in the specialized AI infrastructure that we deliver and make accessible to our customers on Day 1, which enables them to accelerate their time to market and achieve lower total costs of ownership. We shift the entire burden of managing infrastructure from our customers to our platform, allowing them to spend more time building models, serving models, or focusing on critical strategic priorities such as growing their customer base or developing their product roadmaps.
Our Customer Verticals
Our customers include:
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AI Natives: Customers whose core competency and singular focus is AI. These companies serve as important layers of abstraction for the market and enable end customers across industries to unlock the power of AI by accessing the power of foundational models. This vertical includes:

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AI Labs: Research organizations building their own foundational models through proprietary datasets, and creating products to deliver those models to the market. While these labs have tended to focus more on building general-purpose models, industry-specific AI labs, such as the AI cluster at the Chan Zuckerberg Initiative Foundation supporting research in the life sciences, are expected to become a growing part of this segment. These AI labs deliver their general purpose models or custom versions of those models via APIs to businesses of all shapes and sizes in order to power a growing range of applications. Our AI Lab customers include, among others, Cohere, Mistral AI, and OpenAI.

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AI Ops / ML Ops: Organizations providing software or platform solutions “up the stack” from cloud infrastructure to make AI adoption easier for businesses with inference or training needs. These companies provide a range of solutions, including access to pre-trained model hubs and datasets, APIs to streamline model deployment, and dedicated tooling that helps optimize training and fine-tuning techniques. Companies within this space will be critical enablers of AI and its broader adoption as they will support customers who either lack the willingness, expertise, or financial means to build proprietary models through their own research teams and dedicated infrastructure. AI Ops / ML Ops customers include, among others, Replicate.

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AI Enterprises: Large companies whose business and product are not AI, but are being driven by AI. These include Fortune 500 companies and other large enterprises with business models that are increasingly AI-enabled through their own development efforts and/or that leverage AI directly to drive internal efficiency gains. We have seen initial traction in adopting our platform from big tech, financial institutions, and life sciences companies to date with customers such as Meta, IBM, Microsoft, and Jane Street.

In addition to the AI Natives and AI Enterprises who we sell to directly, there is a large segment of the market that uses our platform, solutions and services indirectly. This includes the tens of thousands of enterprises that have not yet built in-house AI models or systems, but who use solutions developed by AI Natives. As AI continues to find product market fit, we expect these enterprises to grow their indirect consumption of our platform through AI labs. Furthermore, as these enterprises increase their consumption and our product roadmap evolves and verticalizes up-the-stack, we expect that we will serve more of these enterprise customers directly through our dedicated solutions and partnerships.
Contracted customers had a weighted average contract term of approximately four years as of December 31, 2024. Due to our focus on the leading organizations engaged in AI training and inference, we recognized an aggregate of approximately 41% and 73% of our revenue from our top three customers for the years ended December 31, 2022 and 2023, respectively. We recognized an aggregate of approximately 77% of our revenue from our top two customers for the year ended December 31, 2024 and 79% for the six months ended June 30, 2025. None of our other customers represented 10% or more of our revenue for the year ended December 31, 2024 and the six months ended June 30, 2025. For the year ended December 31, 2022, our largest customer accounted for 16% of our revenue. For the years ended December 31, 2023 and 2024, our largest customer was Microsoft, which accounted for 35% and 62% of our revenue, respectively.
In February 2023, we entered into a Master Services Agreement (the “Microsoft Master Services Agreement”) with Microsoft, pursuant to which we provide Microsoft with access to our infrastructure and platform services through fulfillment of reserved capacity orders submitted to us by Microsoft and as may be amended upon our and Microsoft’s mutual agreement. We have recognized revenue of $81 million and $1.2 billion for the years ended

December 31, 2023 and 2024, respectively, pursuant to the Microsoft Master Services Agreement. The Microsoft Master Services Agreement will remain in place until either all outstanding orders under the Microsoft Master Services Agreement are expired or terminated, or the Microsoft Master Services Agreement is otherwise terminated in accordance with its terms. Either party may terminate the Microsoft Master Services Agreement for cause (i) upon 45 days’ written notice to the other party of a breach or (ii) if the other party becomes subject to a bankruptcy petition or other insolvency proceeding, receivership, liquidation or assignment for the benefit of creditors.
In March 2025, we entered into a Master Services Agreement (the “OpenAI Master Services Agreement”) with OpenAI, pursuant to which we provide OpenAI access to cloud computing capacity through fulfillment of reserved capacity orders submitted to us by OpenAI and as may be amended upon our and OpenAI’s mutual agreement. As of March 31, 2025, subject to any termination described below and satisfaction of delivery and availability of service requirements, OpenAI has committed to pay us up to approximately $11.9 billion through October 2030. The OpenAI Master Services Agreement will remain in place until either all outstanding orders under the OpenAI Master Services Agreement are expired or terminated, or the OpenAI Master Services Agreement is otherwise terminated in accordance with its terms. Either party may terminate the OpenAI Master Services Agreement (and any orders thereunder) for cause. Under the outstanding order under the OpenAI Master Services Agreement, we have established a special purpose vehicle that will hold the infrastructure, and we intend for the special purpose vehicle to incur indebtedness to finance the obligations under the OpenAI Master Services Agreement. Upon an event of default, OpenAI has a lien and security interest in the equity of the special purpose vehicle.
As part of the commercial agreement, we issued OpenAI 8,750,000 shares of Class A common stock in connection with the IPO in a concurrent private placement.
Our focus on committed contracts and revenue from some of the world’s leading providers of AI is deliberate in that these close relationships have allowed us to scale rapidly and provide us with unique insights into delivering highly performant and efficient AI compute at scale. In turn, we enable these customers to incorporate better AI into their products to drive faster time to market and broader adoption, thereby reinforcing their continued adoption of our platform.
Customer Case Studies
We believe the following case studies are examples of how some of our customers have selected, deployed and benefited from our platform, solutions and services. We have highlighted customers of varying size and types across different industries. Our customers experience different results depending on a number of factors, and these case studies are not necessarily representative of the results achieved by other customers of these types or otherwise.

Replicate
Background: Replicate enables developers to easily run, fine-tune, and deploy both public and private machine learning models. Its cloud-based API allows for simple integration of AI capabilities without the need to manage the underlying infrastructure. Businesses rely on Replicate’s platform to integrate and scale inference workloads for generative AI applications – whether it be text, image, or video generation – across their end users.
Challenge: Many of the workloads that run on Replicate’s platform are for real-time applications where users expect near-instantaneous responses. The high variability nature of inference workloads meant that Replicate needed to be able to dynamically scale its platform in response to user demand. Other cloud solutions in the market did not offer the right set of capabilities and infrastructure to meet these needs – they lacked latest generation GPU-compute infrastructure, experienced bottlenecks that slowed down Replicate’s platform, and became cost prohibitive at scale for the level of performance required. To achieve its mission of making AI more accessible, Replicate needed a reliable, elastic, and highly performant solution that could accommodate burst workloads with minimal downtime, even as infrastructure was pushed to its maximum performance. Replicate also required a solution that provided lower performance-adjusted cost to support its pay-per-use pricing model in a cost-efficient way.
Solution & Outcomes:

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Since 2022, Replicate has selected CoreWeave as its cloud provider to unlock access to high- performance compute for its inference needs, leveraging CoreWeave’s full-stack cloud platform delivered in a fully managed format.

•	Radically simplified infrastructure management enabled Replicate to focus more on innovating across its platform and building client engagement and less on operating highly complex infrastructure.
•	CoreWeave’s observability tools provided Replicate with valuable insights into billing and resource utilization.
Customer Quote:
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“CoreWeave is our key cloud provider and has been instrumental in enabling our demanding inference workloads to scale seamlessly. CoreWeave has delivered high performance, resilience, and reliability that directly enables us to allow our customers to access and fine tune some of the best AI models on the market with minimal friction.” - Ben Firshman, CEO at Replicate

Jane Street
Disclaimer: Jane Street is a customer and one of our investors.
Background: Jane Street is a global, technology-driven liquidity provider and trading firm. It leverages sophisticated quantitative analysis and a deep understanding of market mechanics to trade in even the most challenging situations. Its cutting-edge research has become increasingly dependent on GPU-powered compute.
Challenge: Jane Street required a flexible, full-stack solution that would meet its demands for scalability, efficiency, and security. Jane Street needed reliable access to state-of-the-art GPU infrastructure to train its next generation of trading models while maintaining the agility to adapt to rapidly evolving technology.
Solution & Outcomes:
•	Since 2024, Jane Street has relied on CoreWeave to provide a full-stack compute solution purpose-built for the high performance and security requirements of Jane Street’s operations.
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Jane Street benefited from the broad and flexible array of CoreWeave’s offerings, including direct connections, dedicated storage, upgrade options, and more, when designing, executing, and scaling its own proprietary models.

•	Through CoreWeave, Jane Street was able to obtain timely access to the latest cutting-edge infrastructure technologies, delivered in a fully managed fashion that enabled rapid deployment of workloads.
•	CoreWeave provided Jane Street with scalability, enabling Jane Street to grow its training and inference workloads.
•	Jane Street achieved higher overall compute performance thanks to CoreWeave’s high-performance compute specialization.
Customer Quote:
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“We decided on CoreWeave as our high-performance cloud provider after we saw how fast the CoreWeave team moved and got Hopper online first. We needed access to the latest cutting-edge hardware quickly, and we trusted CoreWeave to deliver it faster than any other provider. CoreWeave’s resilient, high-performance compute infrastructure is fundamental to allowing us to build quickly, as CoreWeave delivered a reliable cluster that could withstand our intense training requirements. CoreWeave’s deep technical capabilities and extensive scalability have been instrumental in pushing the boundaries of what’s possible in algorithmic trading.” - Craig Falls, Head of Quant Research, Jane Street

Mistral AI
Background: Mistral AI is a leading Paris-based AI lab that develops open-source AI models. Its most recent model, Mistral Large, is one of the world’s highest-performance LLMs available through an API, demonstrating remarkable performance across multiple critical benchmarks, including the Measuring Massive Multitask Language Understanding (MMLU), math and coding tasks, and complex reasoning challenges. From inception, Mistral’s mission has been focused on making frontier AI ubiquitous and providing high-quality, tailor-made solutions to builders.
Challenge: To fulfill its mission and train bleeding-edge foundational models like Mistral Large, Mistral required a cloud computing platform for its training workloads that could provide access to rapid, flexible compute at a low performance-adjusted cost. Specifically, Mistral required a large high-performance GPU cluster that could scale to thousands of GPUs on a single InfiniBand fabric. Mistral also strongly desired to use Slurm to launch its jobs, due to its fluency with the scheduling system. In addition, Mistral could not afford to spend time on infrastructure management and needed a cloud solution that would offload the challenging operational aspects of managing bleeding-edge high-performance infrastructure.
Solution & Outcomes:
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Mistral selected CoreWeave in 2023 due to the strength of CoreWeave’s ML Perf benchmarks and CoreWeave’s track record of delivering InfiniBand-based networks for large GPU clusters that provided significant performance gains over clusters with ethernet-based networking.

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The CoreWeave Cloud Platform provided immediate access to NVIDIA H100 Tensor Core GPU-based infrastructure, which enabled Mistral to increase the speed of its training runs and release Mistral-7B only a few months after founding.

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CoreWeave’s Mission Control lifecycle automation was instrumental in monitoring and maintaining infrastructure health while running massive training workloads at maximum performance. This automation offloaded the burden of managing infrastructure from Mistral’s small team, allowing the team to focus on its mission of building high-quality models, executing their AI roadmap efficiently, and ultimately getting their models to market faster.

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CoreWeave’s deep technical partnership with Mistral as a customer involved a Kubernetes-based continuous delivery model in a shared GitOps repository, which ultimately removed operational responsibilities from Mistral’s hands.

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Over time, CoreWeave has become Mistral’s compute provider of choice due to its ability to deliver more performant deployments with the latest state-of-the-art NVIDIA architecture while lowering its cost per FLOP through its automation, monitoring, and infrastructure health management software.

Customer Quote:
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“CoreWeave’s Mission Control has been transformative for our infrastructure, unlocking higher cluster performance and dramatically accelerating our time to market. CoreWeave’s intelligent lifecycle management and optimization tools and robust support solutions, have been critical in our journey to becoming an industry-leading AI model developer.” - Arthur Mensch, Chief Executive Officer and Co-Founder at Mistral

Go-to-Market
Our go-to-market organization consists of Sales, Marketing, Partnerships, and Customer Experience. We operate as a lean team with a disciplined, long-term vision of the AI market trajectory, our ideal customers, and our growth levers, which allows us to maintain agility, operationalize our go-to-market strategy efficiently, and execute effectively. On that journey, we have developed significant brand awareness within an industry that has been historically dominated by trillion-dollar competitors, built an exceptional organic reputation in market among both customers and partners, and successfully executed on both bottoms-up and top-down sales models.

Since entering the specialized AI cloud market in the second half of 2020, our go-to-market strategy has been built upon a strong foundation of demand generation, solution selling, and a deep cultural commitment to delivering an exceptional customer experience. Our lean Sales team has afforded us the agility to adapt and direct our efforts towards the greatest business need for the long-run.
Initially, this meant focusing on a bottoms-up sales model that targeted engineering pain points through product-led growth. We focused on customer acquisition within our on-demand environment, supporting use cases across AI, Visual Effects, and Life Sciences companies that benefited from a managed solution that abstracted complexity and provided seamless, elastic consumption of compute resources. As our business continues to evolve, many of the PLG strategies we built to grow the business during this time continue to be critical to the growth and upsell strategies we deploy across our existing customer base moving forward.
Beginning in 2023, we transitioned our go-to-market motion to a direct named account strategy. This allowed us to transition from serving multiple high-growth start-ups delivering inference products built on top of open-source models, to securing billion-dollar contracts from some of the world’s leading and most important AI companies in the world. Our sales organization remains focused on this top-down sales model to drive demand and pipeline from the world’s most important AI Native and AI Enterprise businesses and is structured around a team of dedicated Account Managers, Account Executives, and Sales Development Representatives. We believe that, our acquisition of Weights & Biases enables us to accelerate this build and deployment of our direct named account strategy, while also improving our PLG strategy to land customers with additional functionality that targets AI developers and AI and machine learning engineers. We expect to diversify our pricing model over time as we offer additional services built for AI developers, which we began to do following the closing of the acquisition of Weights & Biases.
Our Marketing organization is organized across three pillars: product marketing, demand-generation, and brand. Marketing is responsible for building and executing campaigns across the entirety of the customer journey, including brand awareness, demand generation, and customer and partner marketing.
Our Customer Experience organization is the first line of support in the post-sale portion of the customer journey. Our dedicated teams enable us to better serve our customers and establish a high degree of trust by ensuring they derive maximum value from our CoreWeave Cloud Platform. Our Customer Experience teams function as an extension of our customers’ engineering organizations, tackling challenges with the same level of urgency as their own teams and allowing them to leverage our deep AI infrastructure expertise to solve problems collaboratively. These close relationships give us unique insights into our customers’ most pressing needs and enable us to support them not only with creative problem solving but also with proactive capacity planning as they seek to scale their AI workloads. This intimate knowledge of our customers’ evolving needs allows us to anticipate and address future requirements in advance, and strategically positions us to continue expanding our business with them. Equally, these deep customer engagements add to our knowledge flywheel and increase our skill base in AI compute, allowing us to problem solve faster across all of our customers.
Sustainability
AI can drive numerous benefits. However, we recognize that there are also risks that need to be managed to ensure that our platform is built to maintain resiliency and assure its longevity. One of the challenges we will face is to ensure that we take appropriate steps to mitigate the environmental impacts of our operations. We are focused on the benefits our CoreWeave Cloud Platform can provide while managing the associated risks.
This strategy will be centered around: Climate Change Mitigation, Energy Efficiency Improvements, Responsible Resource Usage, Supplier Relationships, and ESG Oversight.
Climate Change Mitigation
Energy Consumption & Sustainable Infrastructure
Our fleet of 33 data centers necessarily uses a significant amount of power to enable our customers to train AI models, particularly large language, and deep learning models. This energy usage results in greenhouse gas (“GHG”) emissions, which impact the environment. Our goal is to minimize our environmental impact. For example, several of the existing data centers in the United States and Europe in which we are a tenant are powered by non-emitting sources of energy, and we are exploring other ways we can reduce our environmental impact.
We are currently evaluating and measuring Scopes 1 and 2 GHG emissions from our facilities and data center operations and will soon begin to evaluate our emissions resulting from our supply chain (Scope 3). A large portion of our GHG emissions are currently Scope 2 emissions, which result from purchased electricity for our data centers. The mix of our GHG emissions could shift over time as we grow and begin to control more of our data centers, potentially increasing our ability to contract larger amounts of non-emitting sources of energy.
As we continue to scale, we will seek to integrate GHG emissions management and other sustainability considerations into our lease negotiations for new data centers and the renewal of existing leases to reduce our data centers’ environmental impacts. We will also seek to establish our operations in buildings that meet high levels of environmental standards.
Energy Efficiency Improvements
To improve operational and energy efficiency, we are using energy-efficient computing and are expanding our use of innovative cooling solutions. These actions are designed to optimize data center operations and performance and to reduce energy consumption required to train AI models.
We are also investing in innovative cooling technologies that will allow us to manage the increased heat output stemming from our use of smaller and more dense servers and improve energy efficiency. We are also collecting the necessary data to improve our Power Use Effectiveness, which measures how efficiently data centers use energy.
Responsible Resource Usage
Water Stewardship
We are committed to responsible water consumption that seeks to balance our Water Usage Effectiveness, which measures how efficiently data centers use water. We will also explore opportunities to participate in water replenishment programs.
Waste Management
In addition to managing scarce resources such as water, we intend to extend our responsible resource usage to waste management. For example, we intend to evaluate the potential for heat recovery systems to repurpose heat generated by our data centers, which can optimize power consumption and improve environmental performance.
Supplier Relationships
We will also look for opportunities to utilize our relationships with suppliers to mitigate the environmental impacts of their operations, while improving our data centers’ environmental performance.
ESG Oversight
We intend to appropriately integrate material ESG considerations into our strategic decisions, risk assessments and enterprise risk management, including identifying material ESG risks and incorporating them into a long-term risk management strategy. The risk management strategy will be implemented by internal sustainability staff with oversight by our board of directors.
Competition
The end markets we target are highly competitive and are changing rapidly. As the technological landscape evolves, we anticipate continued competition from various industry participants.
Our primary competitors are larger, global enterprises that offer general purpose cloud computing as part of a broader, diversified product portfolio. Key companies in this category are Amazon (AWS), Google (Google Cloud Platform), IBM, Microsoft (Azure), and Oracle. While these businesses have greater resources than us across sales and marketing and research and development, and benefit from broad brand awareness, they are not purpose-built for the AI and accelerated compute use cases that we serve. As a result, some of these very competitors have become customers of, and partners to, CoreWeave in a number of cases, demonstrating our competitive differentiation and ability to deliver highly performant, purpose-built infrastructure that outperforms existing general purpose cloud solutions today.
In addition to these large companies, we also compete with smaller cloud service providers, including Crusoe and Lambda.

We believe we compete favorably based on the following factors:
•	our proven track record of delivering performance and reliability at scale;
•	our ability to service high-intensity AI workloads with greater efficiency;
•	our enhanced health monitoring and remediation capabilities;
•	our automation and ease of use that shifts infrastructure management from our customers to our platform;
•	our speed to market with the latest generation of GPUs;
•	the scale of GPU clusters;
•	our security;
•	our brand awareness and reputation within the AI community;
•	our customer experience, support, and service, with a focus on AI and accelerated computing use cases;
•	our customization that enables bespoke configurations for customers reliant on specific technology such as storage;
•	the price, total cost of ownership, and transparency; and
•	our features, functionalities, and quality of user interface.
The pace of our organic growth demonstrates that we have become one of the technological leaders in accelerated AI computing. Our competitive differentiation is underpinned by our ability to service AI compute use cases more rapidly and flexibly than many competitors because of our access to some of the most performant hardware available and our proprietary software that is specially tailored for model training and inference.
Intellectual Property
Our intellectual property is an important aspect of our business and helps us to maintain our competitive position. To establish and protect our rights in our proprietary technology, we rely upon a combination of trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements.
We control access to our intellectual property and confidential information through internal and external controls. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to and non-disclosure of our proprietary information. Intellectual property laws and our procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, misappropriated or violated.
Government Regulation
We are subject to the laws and regulations of various jurisdictions and governmental agencies affecting our operations and the sale of our infrastructure and services in areas including, but not limited to: AI, AI, intellectual property; tax; import and export requirements; anti-corruption; economic and trade sanctions; national security and foreign investment; foreign exchange controls and cash repatriation restrictions; data privacy and security requirements (such as the CCPA); competition; advertising; employment; product regulations; environment, health and safety requirements; and consumer laws. To date, costs and accruals incurred to comply with these governmental regulations have not been material to our capital expenditures and results of operations. Although there is no assurance that existing or future governmental laws and regulations applicable to our operations and the sale of our infrastructure services will not have a material adverse effect on our capital expenditures, operating results, and competitive position, we do not currently anticipate material expenditures for government regulations. Nonetheless, we believe that global trade regulations could potentially have a material impact on our business.
As a global company, the import and export of our infrastructure services and technology are subject to laws and regulations including international treaties, U.S. export controls and sanctions laws, customs regulations, and local trade rules around the world. The scope, nature, and severity of such controls varies widely across different countries and may change frequently over time. Such laws, rules, and regulations may delay the introduction of our infrastructure and services or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals. For example, the U.S. Department of Commerce continues to tighten export controls and add firms to the Entity List. These export restrictions, which would require that we obtain licenses from the U.S. Department of Commerce to allow us to export infrastructure services to such listed firms, could limit or prevent us from doing business with certain potential customers or potential suppliers. These restrictive governmental actions and any similar measures that may be imposed on U.S. companies by other governments could limit our ability to conduct business globally.
See the risk factors titled “CoreWeave is subject to laws and regulations, including governmental export and import controls, sanctions, and anti-corruption laws, that could impair its ability to compete in its markets and subject it to liability if it is not in full compliance with applicable laws,” “CoreWeave is subject to laws, regulations, and industry requirements related to data privacy, data protection and information security, and user protection across different markets where CoreWeave conducts its business and such laws, regulations, and industry requirements are constantly evolving and changing. Any actual or perceived failure to comply with such laws, regulations, and industry requirements, or its privacy policies, could harm CoreWeave’s business,” and “CoreWeave’s business is subject to a wide range of laws and regulations, and its failure to comply with those laws and regulations could harm its business” for additional information regarding risks we face related to government regulation.
Facilities
We are headquartered in Livingston, New Jersey, where we occupy approximately 30,856 square feet of office space pursuant to a lease that is expected to expire in October 2035, subject to the terms thereof. As of December 31, 2024, we also lease office space in the United States in New York, New Jersey, the State of Washington, Pennsylvania and California, and internationally in the United Kingdom, with an aggregate of approximately 100,000 square feet of office space, and lease or license data centers in the United States in 16 states and internationally in the United Kingdom, Spain, and Sweden. For additional information regarding our data centers, see the section titled “–Our Platform and Product Offerings–Our Data Center Footprint” above.
We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
From time to time, we may be involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, cash flows or financial condition. We may in the future receive claims from third parties asserting, among other things, infringement of their intellectual property rights. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

COREWEAVE, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of financial condition and results of operations should be read together with CoreWeave’s consolidated financial statements and related notes, and other financial information, included elsewhere in this proxy statement/prospectus. In addition to CoreWeave’s historical results of operations and financial position, this discussion contains forward-looking statements that involve risks and uncertainties. CoreWeave’s actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors—Risks relating to CoreWeave.” CoreWeave’s historical results are not necessarily indicative of the results to be expected for any period in the future, and results for any interim period should not be construed as an inference of what CoreWeave’s results would be for any full year or future period. Unless otherwise specified or the context otherwise requires, all references to “CoreWeave,” “we,” “our,” “us” and “our company” in this Section refer to CoreWeave, Inc. and its subsidiaries.
Overview
CoreWeave powers the creation and delivery of the intelligence that drives innovation.
Our CoreWeave Cloud Platform consists of our proprietary software and cloud services that deliver the software and software intelligence needed to manage complex AI infrastructure at scale. Our platform supports the development and use of ground-breaking models and the delivery of the next generation of AI applications that are changing the way we live and work across the globe—our platform is trusted by some of the world’s leading AI labs and AI enterprises.
Recent Developments
NVIDIA Agreement
On September 9, 2025, we entered into a new order form (the “NVIDIA Order Form”) with NVIDIA under our existing Master Services Agreement (the “NVIDIA MSA”) dated as of April 10, 2023, between us and NVIDIA, which has an initial value of $6.3 billion, that establishes an arrangement with respect to our sale of reserved cloud computing capacity to our customers and provides NVIDIA access to any residual unsold cloud computing capacity. Under the terms of agreement, in instances where our datacenter capacity is not fully utilized by our own customers, NVIDIA is obligated to purchase the residual unsold capacity through April 13, 2032, subject to any termination described below and satisfaction of delivery and availability of service requirements. The NVIDIA MSA will remain in place until either all outstanding orders under the NVIDIA MSA are expired or terminated, or the NVIDIA MSA is otherwise terminated in accordance with its terms. Either party may terminate the NVIDIA MSA (and any order thereunder) (i) upon 30 days’ written notice to the other party of a breach or (ii) if the other party becomes subject to a bankruptcy petition or other insolvency proceeding, receivership, liquidation or assignment for the benefit of creditors and such proceedings are not dismissed within 90 days. The NVIDIA MSA contains customary provisions regarding representations and warranties, indemnification, and limitations on liabilities.
OpenAI Agreement
On September 23, 2025, we entered into a new order form (the “OpenAI Order Form”) with OpenAI under the existing Master Services Agreement (“OpenAI MSA”) dated as of May 8, 2025, between us and OpenAI, pursuant to which we provide OpenAI access to cloud computing capacity through fulfillment of reserved capacity orders submitted to us by OpenAI and as may be amended upon our mutual agreement with OpenAI. Subject to any termination described below and satisfaction of delivery and availability of service requirements, OpenAI has committed to pay us up to approximately $6.5 billion through May 31, 2031 under the OpenAI Order Form. The OpenAI MSA will remain in place until either all outstanding orders under the OpenAI MSA are expired or terminated, or the OpenAI MSA is otherwise terminated in accordance with its terms. Either party may terminate the OpenAI MSA (and any order thereunder) for cause. The OpenAI MSA contains customary provisions regarding representations and warranties, indemnification, and limitations on liabilities.
Initial Public Offering
In March 2025, we completed our IPO, in which we issued and sold an aggregate of 36,590,000 shares of our Class A common stock at a public offering price of $40.00 per share. We received aggregate proceeds of $1.4 billion after deducting the underwriting discounts and commissions and offering expenses payable by us. In connection with a commercial agreement with a strategic customer to provide AI infrastructure services, we also issued 8,750,000 shares of Class A common stock on March 31, 2025, with an aggregate value of $350 million at the time of issuance based on a price per share equal to the IPO price. In April 2025, the underwriters exercised a portion of their over-allotment option and purchased from us an additional 1,760,000 shares of Class A common stock at the IPO price, which resulted in net proceeds to us of $68 million after deducting the underwriting discounts and commissions.
Business Combinations
On May 5, 2025, we acquired all of the outstanding equity interests of Weights & Biases, Inc., an AI developer platform. The aggregate purchase consideration was $1.0 billion in cash, stock, and fair value replacement of restricted stock units. Refer to Note 4—Business Combination to our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information.
On July 7, 2025, we entered into the Merger Agreement to acquire Core Scientific, a leading data center infrastructure provider, in an all-stock transaction (the “Core Scientific Acquisition”). The Core Scientific Acquisition is expected to help us verticalize our data center footprint to support revenue growth and improve operational profitability. The Core Scientific Acquisition is expected to close in the fourth quarter of 2025, subject to regulatory and Core Scientific stockholder approval and certain other closing conditions.
Key Factors Impacting Our Performance
We believe the growth and success of our business depends on a number of key factors. These factors each present significant opportunities for our business, but also pose challenges that we must address in order to sustain our rapid growth and ensure the durability of our CoreWeave Cloud Platform.
Adoption of AI in Society
The development and early adoption of AI models and the products built on top of them have contributed to our growth to date and our future success will depend in part on the continued adoption of AI. We believe AI is still in the early stages of its commercialization and that demand for model training and inference will continue to scale as organizations embrace new use cases for AI and experience the productivity and efficiency gains associated with deploying AI products. The infrastructure that supports the use cases for AI is expected to continue improving as new generations of AI technologies are released and their performance continues to improve. Moreover, the volume of data on which models are trained is expected to continue to increase as more data is produced and becomes accessible to foundational models. As AI becomes more widespread, chip technology continues to improve, the amount of available data for training grows and companies continue to invest in infrastructure for AI, we believe that the adoption of AI will scale significantly.
Securing Sufficient Power Capacity
We believe the data center installed base will need to scale significantly over the course of the coming years in terms of both space and power to keep pace with demand for AI products and high-performance compute. As of December 31, 2022, we had three data centers running more than 17,000 GPUs in total and supported by approximately 10 MW of active power, which grew to 10 data centers running more than 53,000 GPUs in total and supported by more than 70 MW of active power as of December 31, 2023, grew further to 32 data centers running more than 250,000 GPUs in total and supported by more than 360 MW of active power as of December 31, 2024, and grew further to 33 data centers supported by approximately 470 MW of active power as of June 30, 2025. Our total contracted power extends to approximately 2.2 GW as of June 30, 2025, which we expect to roll out over the coming years. Importantly, our power capacity is available in large individual deployments that are capable of serving large infrastructure clusters, which is critical for our larger customers. We plan to continue to build out our access to power capacity and explore alternative energy solutions to support our growing capacity needs, including, but not limited to non-emitting sources of power. We believe that limited access to power will favor platforms like ours that are purpose-built to deliver maximum performance from a constrained pool of resources.
Maintaining a Robust Supply Chain to Service AI and High-Performance Compute Requirements
Our future success depends in part on our access to the latest generation of high-performance chips and ancillary hardware, including GPUs, and other high-performance networking and storage equipment required to run our CoreWeave Cloud Platform. We have established close relationships with chipmakers and OEMs over time to secure our supply of hardware components and continue to strengthen these relationships through our demonstrated ability to deliver leading-edge compute at unparalleled scale and speed. Our future success also depends on our ability to access components such as chillers and HVAC systems for liquid cooling to maintain our data center infrastructure. We work actively with our suppliers on future capacity to ensure that our future resource needs are met while continuing to develop our relationships with leading component providers to incorporate the latest hardware innovations and assemble highly performant AI compute solutions for our customers.
Investing in Innovation and Technology Leadership
Our success is dependent on our ability to sustain innovation and technology leadership in order to maintain the competitive advantage of our solution and to bring the latest GPUs to market faster than our competition. We pioneered the AI Hyperscaler and have been able to nurture a unique technological differentiation across our CoreWeave Cloud Platform and a specialization in serving AI workloads. We have built a highly differentiated full stack solution for running AI training and inference workloads at maximum performance and efficiency, which we intend to continue to adapt and evolve with the support of our AI specific expertise. We plan to maintain our prioritization of investments in our engineering and product teams to continue to extend our technology leadership in AI infrastructure. Our engineering-led culture, coupled with our team’s embedded philosophy of embracing complex technical challenges, will be a critical factor to our future performance and in our ability to continue innovating.
Our CoreWeave Cloud Platform is a critical part of the daily operations of the AI developers and providers of AI products and services that rely on our platform to train and inference their models. We remain committed to investing in and growing our business through continued technology leadership and expansion of our software suite to further optimize and enhance AI compute.
Driving More Workloads from Existing Customers
We have strategically aligned with some of the world’s leading AI labs and AI enterprises that are building the next generation of foundational models and providing AI capabilities to organizations across the world. These AI leaders are the primary channel through which many non AI-native organizations access the benefits of AI today, given that they deliver AI-powered products and services that leverage our infrastructure to users without requiring them to build and run their own models. We are focused on continuing to capture AI cloud spend across these organizations as they train new models and build new AI capabilities for businesses and individuals, and focused on enabling them to maintain their innovation edge and accelerate the speed to market of their next generation of models. The significant benefits we deliver to these customers in terms of overall performance, efficiency, and reduced cost of ownership results in them making large initial commitments and expanding those commitments with us over time. As of June 30, 2025, CoreWeave had $30.1 billion of unsatisfied RPO. As of December 31, 2024, we had $15.1 billion RPO reflecting an increase of 53%, from $9.9 billion as of December 31, 2023.
Driving the continued retention and expansion of our customers will depend on our ability to handle the scale, performance, and efficiency required to accelerate their path to market and enable them to produce better AI products and services. Given the large initial commitments customers make for access to our CoreWeave Cloud Platform, we expect the growth of our RPO to be in steps, which may include periods of decline, versus a smooth linear trajectory.
Increasing Customer Adoption of our CoreWeave Cloud Platform
We expect to see increasing adoption of AI globally as both existing industries innovate with AI and new industries arise. We anticipate that AI will expand beyond first movers to a broader set of enterprises that will utilize AI to drive internal efficiencies and implement AI into their products and services. These organizations are in their early stages of adopting the latest innovations in AI such as Generative AI, and are currently focused on running proof-of-concepts, adapting foundational models to optimize them for their specific use-cases and infusing them with their proprietary data for a broad range of vertical applications, from high frequency trading to drug discovery. As AI model capabilities grow and become more accessible and cheaper, we also expect to see the birth of new industries and use cases, which we may not be able to precisely anticipate today. Over time, as more non-AI-native organizations across a broader spectrum of industries run training and inference workloads on their own proprietary models, and as new industries with additional workload demands emerge, we believe we will be uniquely positioned to capture those workloads on our CoreWeave Cloud Platform. Our globally distributed and elastic infrastructure, which is optimized for performance and low latency, and our software stack, which makes it easy to deploy, manage, and monitor, are ideally suited to run and scale these workloads seamlessly. Successful acquisitions of new customers across these organizations will depend upon our ability to continue evolving our go-to-market organization and strategy, sufficient demand for AI compute, demand from end users of AI-enabled products and services, and overall pricing and competition. Our acquisition of Weights & Biases positions us to accelerate our customer acquisition through broader exposure to the developer community and through the expansion of our application software services offering. The integration of Weights & Biases’ sales personnel and technology roadmap has increased our sales and marketing spend and technology and infrastructure spend respectively. Lastly, if AI is not broadly adopted by the enterprises to the extent we expect, or if new use cases do not arise, then our opportunity may be smaller than we expect.
Improving our Cost of Capital
Our business is driven by investments in infrastructure that is foundational to our platform. In order to fund these investments, we have pioneered and scaled innovative financing structures that have enabled us to grow our business at a rapid pace through timely and flexible access to capital. These include our use of DDTLs that are collateralized by contractual cash flows and infrastructure assets. These structures have allowed us to leverage the valuable infrastructure underpinning our contracts, the strong credit quality of many of our customers, and high visibility of our customer payments to drive down our cost of capital. We have also incorporated features such as investment grade tranches, as in the case of the DDTL 2.0 Facility, to further reduce our cost of capital. We have built on our momentum with a further $2.6 billion GPU DDTL 3.0 Facility which was financed at SOFR +4%, a 9% decrease from our DDTL 2.0 Facility, and demonstrates our progress in reducing cost of capital and enhancing our credit profile. And we have also closed two private offerings of Notes for $2 billion and $1.75 billion respectively, with both offerings upsized from their initial offering size, highlighting investor demand and our ability to build strong relationships with a diverse pool of investors, raise capital quickly and efficiently, and scale our capital sources at a decreasing cost of capital. We expect to continue to incur indebtedness and that our cost of capital to continue declining as we benefit from economies of scale and access new forms of financing including asset backed securitizations and rated parent level debt. We expect this trajectory towards a lower cost of capital to enable us to accelerate growth at the pace of innovation and help drive continued investments in the most cutting-edge technology. However, our ability to lower our cost of capital depends upon a number of factors, many of which are beyond our control, including broader macroeconomic conditions. If we are unable to continue lowering our cost of capital, our ability to effectively compete, especially with larger competitors that have greater financial and other resources, as well as our operating results, financial condition, and business, may be adversely impacted.
Components of Results of Operations
Revenue
We generate revenue by providing our customers with cloud computing services, including compute enabled by our software and infrastructure optimized for AI and high-performance computing. Our customers purchase our CoreWeave Cloud Platform services through either committed contracts or on an on-demand basis. Our revenue primarily comes from committed contracts.
Cost of Revenue
Cost of revenue primarily consists of direct costs for data centers, including costs associated with our facilities, such as rent, utilities including power, personnel costs for employees involved in data center operations and customer success, including salaries, bonuses, benefits, stock-based compensation expense, and other related expenses and depreciation and amortization, including depreciation of power installation and distribution systems, and allocated overhead.
We expect our cost of revenue to increase in absolute dollar terms as we continue to grow our platform and expand our customer base. However, we anticipate that cost of revenue may fluctuate as a percentage of revenue in the future due to the timing of when data centers go live, and we achieve economies of scale and operational efficiencies.
Technology and Infrastructure
Technology and infrastructure expense consists of costs associated with our infrastructure, such as depreciation and amortization related to our servers, switches, networking equipment and internally developed software, personnel costs for employees associated with research and development of new and existing products and services or with maintaining our computing infrastructure, such as salaries, bonuses, benefits, stock-based compensation expense, travel expenses, and other related expenses, allocated overhead, and costs related to software subscriptions.
We expect our technology and infrastructure expense to increase in absolute dollars as we continue to focus on growth and innovation. However, we anticipate technology and infrastructure expense may fluctuate as a percentage of revenue in the future due to the timing of when we achieve economies of scale and operational efficiencies, including through software innovation.
Sales and Marketing
Sales and marketing expense consists of personnel costs associated with selling and marketing our CoreWeave Cloud Platform, such as salaries, stock-based compensation expense, commissions, bonuses, travel expenses, and other related expenses, third-party professional services costs, allocated overhead, and advertising costs associated with marketing programs. We expect our sales and marketing expense to increase in absolute dollars as we grow our brand and expand our customer footprint.
General and Administrative
General and administrative expense consists of costs associated with corporate functions including our finance, legal, human resources, information technology (“IT”), and facilities. These costs include personnel costs, such as salaries, bonuses, benefits, stock-based compensation expense, and other related expenses, third-party professional services costs, such as legal, accounting, and audit services, corporate facilities, depreciation for equipment, furniture, and fixtures, and other costs necessary to operate our corporate functions, including expenses for non-income taxes, insurance, and office rental.
We expect to continue incurring additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance and professional services.
Gain (Loss) on Fair Value Adjustments
Gain (loss) on fair value adjustments consists of gains and losses as a result of recording our derivative and warrant liabilities at fair value at the end of each reporting period, or prior to settlement of the associated instruments if settled during the reporting period.
Interest Expense, Net
Interest expense, net consists of interest associated with our finance leases and contractual interest, the amortization of debt discounts and issuance costs, and the accretion of redemption premiums associated with our debt obligations. Interest expense, net is reflected net of capitalized interest.
Other Income (Expense), Net
Other income (expense), net consists of investment income, foreign currency exchange gains (losses), gains (losses) on extinguishment of debt, interest income, gains (losses) on sale of investments and other non-operating gains and losses.
Provision for (benefit from) Income Taxes
The provision for (benefit from) income taxes consists primarily of income taxes in certain federal, state, local and foreign jurisdictions in which we conduct business. Foreign jurisdictions typically have different statutory tax rates from those in the United States. Accordingly, our effective tax rates may vary depending on the impact of the valuation allowance and nondeductible fair value adjustments to derivatives, as well as the relative proportion of foreign income to domestic income, generation of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Results of Operations
The following tables set forth our consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Revenue	$1,915,426	$228,943	$15,830
Operating expenses:
Cost of revenue(1)	493,350	68,780	12,122
Technology and infrastructure(1)	960,685	131,855	18,106
Sales and marketing(1)	18,389	12,917	2,481
General and administrative(1)	118,644	29,842	6,001
Total operating expenses	1,591,068	243,394	38,710
Operating income (loss)	324,358	(14,451)	(22,880)
Loss on fair value adjustments	(755,929)	(533,952)	(2,884)
Interest expense, net	(360,824)	(28,404)	(9,444)
Other income, net	48,194	18,760	192
Loss before provision for (benefit from) income taxes	(744,201)	(558,047)	(35,016)
Provision for (benefit from) income taxes	119,247	35,701	(4,150)
Net loss from continuing operations	$(863,448)	$(593,748)	$(30,866)
Net loss from discontinued operations, net of tax	$—	$—	$(189)
Net loss	$(863,448)	$(593,748)	$(31,055)
(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Cost of revenue	$1,307	$694	$133
Technology and infrastructure	10,137	7,100	624
Sales and marketing	3,408	1,740	74
General and administrative	16,635	5,620	659
Total stock-based compensation expense	$31,487	$15,154	$1,490

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(in thousands)
Revenue	$1,212,788	$395,371	$2,194,420	$584,055
Operating expenses:
Cost of revenue(1)	312,667	108,838	575,061	168,058
Technology and infrastructure(1)	669,913	182,886	1,231,315	275,767
Sales and marketing(1)	36,799	4,172	47,348	8,222
General and administrative(1)	174,200	21,754	348,957	37,440
Total operating expenses	1,193,579	317,650	2,202,681	489,487
Operating income (loss)	19,209	77,721	(8,261)	94,568
Gain (loss) on fair value adjustments	—	(310,231)	26,837	(407,731)
Interest expense, net	(266,966)	(66,766)	(530,801)	(107,422)
Other income (expense), net	5,023	16,406	886	23,866
Loss before provision for (benefit from) income taxes	(242,734)	(282,870)	(511,339)	(396,719)
Provision for (benefit from) income taxes	47,775	40,151	93,811	55,550
Net loss	$(290,509)	$(323,021)	$(605,150)	$(452,269)
(1)	Includes stock-based compensation as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	(dollars in thousands)
Cost of revenue	$2,701	$350	$5,394	$738
Technology and infrastructure	47,683	2,080	102,282	4,437
Sales and marketing	8,494	848	11,314	1,715
General and administrative	86,127	4,382	209,988	8,959
Total	$145,005	$7,660	$328,978	$15,849

We recognized no and $177 million of stock-based compensation expense, net of no and $17 million of capitalized costs primarily related to the development of internal-use software, during the three and six months ended June 30, 2025, respectively, associated with vested RSUs as a result of the satisfaction of the liquidity-event performance-based vesting condition which was satisfied in connection with the IPO.
The following tables set forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2024	2023	2022
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	26	30	77
Technology and infrastructure	50	58	114
Sales and marketing	1	6	16
General and administrative	6	13	38
Total operating expenses	83	106	245
Operating income (loss)	17	(6)	(145)
Gain (loss) on fair value adjustments	(39)	(233)	(18)
Interest expense, net	(19)	(12)	(60)
Other income, net	3	8	1
Loss before provision for (benefit from) income taxes	(39)	(244)	(221)
Provision for (benefit from) income taxes	6	16	(26)

	Year Ended December 31,
	2024	2023	2022
Net loss from continuing operations	(45)	(259)	(195)
Net loss from discontinued operations, net of tax	—	—	(1)
Net loss	(45)%	(259)%	(196)%

Note: Totals may not sum due to rounding.

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	26	28	26	29
Technology and infrastructure	55	46	56	47
Sales and marketing	3	1	2	1
General and administrative	14	6	16	6
Total operating expenses	98	80	100	84
Operating income (loss)	2	20	—	16
Gain (loss) on fair value adjustments	—	(78)	1	(70)
Interest expense, net	(22)	(17)	(24)	(18)
Other income (expense), net	—	4	—	4
Loss before provision for (benefit from) income taxes	(20)	(72)	(23)	(68)
Provision for (benefit from) income taxes	4	10	4	10
Net loss	(24)%	(82)%	(28)%	(77)%
Note: Totals may not sum due to rounding.
Comparison of the Three and Six Months Ended June 30, 2025 and 2024
Revenue

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
	(dollars in thousands)
Revenue	$1,212,788	$395,371	$817,417	207%	$2,194,420	$584,055	$1,610,365	276%

Revenue for the three months ended June 30, 2025 increased by $817 million, or 207%, compared to the three months ended June 30, 2024. Revenue for the six months ended June 30, 2025 increased by $1,610 million, or 276%, compared to the six months ended June 30, 2024. This substantial growth was related to increased demand from both existing and new customer contracts and our ability to rapidly scale our operations, emphasizing the strength of our customer relationships and our ability to meet the evolving needs of the industry. Approximately 92% and 96% of the increase in revenue was attributable to expansion within our existing customer base and the remaining increase was attributable to new customers for the three and six months ended June 30, 2025, respectively.
Cost of Revenue

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
	(dollars in thousands)
Cost of revenue	$312,667	$108,838	$203,829	187%	$575,061	$168,058	$407,003	242%
Percentage of revenue	26%	28%			26%	29%

Cost of revenue for the three months ended June 30, 2025 increased by $204 million, or 187%, compared to the three months ended June 30, 2024. This increase was primarily attributable to higher costs directly related to running our data centers to support the significant increase in customer demand, driven by the successful deployment of new and expanded data centers, which resulted in an increase in rent expense of approximately $113 million, an increase in data center utilities and power spend of approximately $54 million. The increase is also attributable to an increase in depreciation and amortization related to power installation and distribution systems of approximately $15 million, and an increase in personnel costs of approximately $12 million, which includes headcount growth of employees directly associated with data centers and $2 million related to stock-based compensation expense.
Cost of revenue for the six months ended June 30, 2025 increased by $407 million, or 242%, compared to the six months ended June 30, 2024. This increase was primarily attributable to higher costs directly related to running our data centers to support the significant increase in customer demand, driven by the successful deployment of new and expanded data centers, which resulted in an increase in rent expense of approximately $234 million, an increase in data center utilities and power spend of approximately $106 million. The increase is also attributable to an increase in depreciation and amortization related to power installation and distribution systems of approximately $26 million, and an increase in personnel costs of approximately $24 million, which includes headcount growth of employees directly associated with data centers and $5 million related to stock-based compensation expense.
Technology and Infrastructure

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
	(dollars in thousands)
Technology and infrastructure	$669,913	$182,886	$487,027	266%	$1,231,315	$275,767	$955,548	347%
Percentage of revenue	55%	46%			56%	47%

Technology and infrastructure expense for the three months ended June 30, 2025 increased by $487 million, or 266%, compared to the three months ended June 30, 2024. This increase was primarily attributable to an increase in depreciation and amortization of approximately $379 million, from $158 million for the three months ended June 30, 2024, to $537 million for the three months ended June 30, 2025. These increases in depreciation and amortization were related to investments in our platform and servers, switches, and other networking equipment fixed assets within our infrastructure, as well as an increase of approximately $76 million of personnel costs, of which $46 million related to stock-based compensation expense, and an increase of approximately $12 million of equipment support and software expenses.
Technology and infrastructure expense for the six months ended June 30, 2025 increased by $956 million, or 347%, compared to the six months ended June 30, 2024. This increase was primarily attributable to an increase in depreciation and amortization of approximately $731 million, from $235 million for the six months ended June 30, 2024, to $966 million for the six months ended June 30, 2025. These increases in depreciation and amortization were related to investments in our platform and servers, switches, and other networking equipment fixed assets within our infrastructure, as well as an increase of approximately $159 million of personnel costs, of which $98 million related to stock-based compensation expense, and an increase of approximately $29 million of equipment support and software expenses.
Sales and Marketing

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
	(dollars in thousands)
Sales and marketing	$36,799	$4,172	$32,627	782%	$47,348	$8,222	$39,126	476%
Percentage of revenue	3%	1%			2%	1%

Sales and marketing expense for the three months ended June 30, 2025 increased by $33 million, or 782%, compared to the three months ended June 30, 2024. This increase was primarily attributable to an increase of $14 million of advertising and sponsorship expenses and an increase of approximately $14 million in personnel costs, of which $8 million related to stock-based compensation expense.
Sales and marketing expense for the six months ended June 30, 2025 increased by $39 million, or 476%, compared to the six months ended June 30, 2024. This increase was primarily attributable to an increase of approximately $18 million in personnel costs, of which $10 million related to stock-based compensation expense, and an increase of $16 million of advertising and sponsorship expenses.

General and Administrative

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
	(dollars in thousands)
General and administrative	$174,200	$21,754	$152,446	701%	$348,957	$37,440	$311,517	832%
Percentage of revenue	14%	6%			16%	6%

General and administrative expense for the three months ended June 30, 2025 increased by $152 million, or 701%, compared to the three months ended June 30, 2024. This increase was primarily attributable to an increase of approximately $104 million in personnel-related expenses, which includes headcount growth to support our expanding operations and $82 million related to stock-based compensation expense. Professional services expenses also increased by approximately $52 million, primarily from accounting, tax, legal, and advisory services necessary to support our growth and public company compliance activities.
General and administrative expense for the six months ended June 30, 2025 increased by $312 million, or 832%, compared to the six months ended June 30, 2024. This increase was primarily attributable to an increase of approximately $237 million in personnel-related expenses, which includes headcount growth to support our expanding operations and $201 million related to stock-based compensation expense. Professional services expenses also increased by approximately $79 million, primarily from accounting, tax, legal, and advisory services necessary to support our growth and public company compliance activities.
Gain (Loss) on Fair Value Adjustments

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
	(dollars in thousands)
Gain (loss) on fair value adjustments	$—	$(310,231)	$310,231	NM	$26,837	$(407,731)	$434,568	NM

NM-Not meaningful
Gain (loss) on fair value adjustments for the three months ended June 30, 2025 changed favorably by $310 million compared to the three months ended June 30, 2024. Gain (loss) on fair value adjustments for the six months ended June 30, 2025 changed favorably by $435 million compared to the six months ended June 30, 2024. These changes was driven by a relative decrease in the period in the valuation of derivatives and warrants tied to our common stock and redeemable convertible preferred stock within the periods presented. On March 21, 2025, we executed an amendment with the warrant holders to fix the exercise price, resulting in a final mark to market of the warrants and a reclassification of the final value of the warrants for common stock within additional paid-in capital, and therefore, there was no activity for the three months ended June 30, 2025.
Interest Expense, Net

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
	(dollars in thousands)
Interest expense, net	$(266,966)	$(66,766)	$(200,200)	300%	$(530,801)	$(107,422)	$(423,379)	394%

Interest expense, net for the three months ended June 30, 2025 increased by $200 million, or 300%, compared to the three months ended June 30, 2024. Interest expense, net for the six months ended June 30, 2025 increased by $423 million, or 394%, compared to the six months ended June 30, 2024. These increases were attributable to increased borrowing levels and total debt obligations.

Other Income (Expense), Net

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
	(dollars in thousands)
Other income (expense), net	$5,023	$16,406	$(11,383)	(69)%	$886	$23,866	$(22,980)	(96)%

Other income (expense), net for the three months ended June 30, 2025 changed by $(11) million compared to the three months ended June 30, 2024. This change was attributable to unfavorable foreign exchange losses of approximately $25 million, partially offset by an increase of $11 million from the gain on the sale of warrants received as a lease incentive, and an increase in interest and investment income of approximately $5 million.
Other income (expense), net for the six months ended June 30, 2025 changed by $(23) million compared to the six months ended June 30, 2024. This change was attributable to unfavorable foreign exchange losses of approximately $45 million partially offset by an increase in interest and investment income of approximately $13 million, and an increase of $11 million from the gain on the sale of warrants received as a lease incentive.
Provision for (benefit from) Income Taxes

	Three Months Ended June 30,				Six Months Ended June 30,
	2025	2024	Change	% Change	2025	2024	Change	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$47,775	$40,151	$7,624	19%	$93,811	$55,550	$38,261	69%
Effective tax rate	(20)%	(14)%			(18)%	(14)%

Provision for (benefit from) income taxes for the three months ended June 30, 2025 increased by $8 million, or 19%, compared to the three months ended June 30, 2024. Provision for (benefit from) income taxes for the six months ended June 30, 2025 increased by $38 million, or 69%, compared to the six months ended June 30, 2024. We recorded income tax expense in all periods presented despite experiencing pre-tax losses in part due to nondeductible losses on fair value adjustments and projected limitations on our ability to realize certain tax benefits, which has resulted in us maintaining a full valuation allowance on our U.S. deferred tax assets. The increase in period-over-period income tax expense primarily resulted from an increase in pre-tax income excluding these nondeductible losses and the inability to record a net benefit from deferred tax assets generated in the period.
Our effective tax rate might fluctuate significantly in the future due to additional impacts from nondeductible items and future changes in the valuation allowance on net deferred tax assets.
Comparison of the Year Ended December 31, 2024 and 2023
Revenue

	Year Ended December 31,
	2024	2023	Change	% Change
	(dollars in thousands)
Revenue	$1,915,426	$228,943	$1,686,483	737%

Revenue for the year ended December 31, 2024 increased by $1.7 billion, or 737%, compared to the year ended December 31, 2023. This substantial growth was related to increased demand from both existing and new customer contracts and our ability to rapidly scale our operations, emphasizing the strength of our customer relationships and our ability to meet the evolving needs of the industry. Over 95% of the increase in revenue was attributable to expansion within our existing customer base and the remaining increase was attributable to new customers.

Cost of Revenue

	Year Ended December 31,
	2024	2023	Change	% Change
	(dollars in thousands)
Cost of revenue	$493,350	$68,780	$424,570	617%
Percentage of revenue	26%	30%

Cost of revenue for the year ended December 31, 2024 increased by $425 million, or 617%, compared to the year ended December 31, 2023. This increase was attributable to higher costs directly related to running our data centers to support the significant increase in customer demand, driven by the successful deployment of new data centers, which resulted in an increase in rent expense of approximately $290 million, an increase in data center utilities and power spend of approximately $76 million, an increase in personnel costs of approximately $22 million, which includes headcount growth of employees directly associated with data centers, and an increase in depreciation and amortization related to power installation and distribution systems of approximately $18 million.
Technology and Infrastructure

	Year Ended December 31,
	2024	2023	Change	% Change
	(dollars in thousands)
Technology and infrastructure	$960,685	$131,855	$828,830	629%
Percentage of revenue	50%	58%

Technology and infrastructure expense for the year ended December 31, 2024 increased by $829 million, or 629%, compared to the year ended December 31, 2023. This increase was attributable to an increase in depreciation and amortization of approximately $742 million, from $101 million for the year ended December 31, 2023, to $843 million for the year ended December 31, 2024, resulting from investments in our platform and servers, switches, and other networking equipment fixed assets within our infrastructure, as well as an increase of approximately $56 million of personnel costs and an increase of approximately $45 million of equipment support and software expenses.
Sales and Marketing

	Year Ended December 31,
	2024	2023	Change	% Change
	(dollars in thousands)
Sales and marketing	$18,389	$12,917	$5,472	42%
Percentage of revenue	1%	6%

Sales and marketing expense for the year ended December 31, 2024 increased by $5 million, or 42%, compared to the year ended December 31, 2023. This increase was attributable to an increase of approximately $3 million in personnel costs to help our efforts in driving customer demand.
General and Administrative

	Year Ended December 31,
	2024	2023	Change	% Change
	(dollars in thousands)
General and administrative	$118,644	$29,842	$88,802	298%
Percentage of revenue	6%	13%

General and administrative expense for the year ended December 31, 2024 increased by $89 million, or 298%, compared to the year ended December 31, 2023. This increase was attributable to an increase of approximately $41 million in personnel-related expenses, which includes headcount growth to support our expanding operations. Professional services expenses also increased by approximately $28 million, primarily from accounting, tax, legal, and advisory services necessary to support our growth and public company preparation activities. Additional increases of approximately $10 million were attributable to higher overhead costs, including facilities expenses and software costs.

Loss on Fair Value Adjustments

	Year Ended December 31,
	2024	2023	Change	% Change
	(dollars in thousands)
Loss on fair value adjustments	$(755,929)	$(533,952)	$(221,977)	42%

Loss on fair value adjustments for the year ended December 31, 2024 increased by $222 million, or 42%, compared to the year ended December 31, 2023. This increase was driven by an increase in the valuation of derivatives and warrants tied to our common stock and redeemable convertible preferred stock within the periods presented.
Interest Expense, Net

	Year Ended December 31,
	2024	2023	Change	% Change
	(dollars in thousands)
Interest expense, net	$(360,824)	$(28,404)	$(332,420)	1,170%

Interest expense, net for the year ended December 31, 2024 increased by $332 million, or 1,170%, compared to the year ended December 31, 2023. This increase was attributable to higher borrowing levels under our Credit Facilities, resulting in an increase in interest expense, partially offset by capitalized interest associated with investments in our platform and data center infrastructure.
Other Income, Net

	Year Ended December 31,
	2024	2023	Change	% Change
	(dollars in thousands)
Other income, net	$48,194	$18,760	$29,434	157%

Other income, net for the year ended December 31, 2024 increased by $29 million, or 157%, compared to the year ended December 31, 2023. This increase was attributable to an increase in investment income of approximately $30 million and interest income of approximately $15 million, partially offset by a loss on extinguishment of debt of approximately $11 million.
Provision for Income Taxes

	Year Ended December 31,
	2024	2023	Change	% Change
	(dollars in thousands)
Provision for income taxes	$119,247	$35,701	$83,546	234%
Effective tax rate	(16)%	(6)%

Provision for income taxes for the year ended December 31, 2024 increased by $84 million, or 234%, compared to the year ended December 31, 2023. We recorded income tax expense in all periods presented despite experiencing pre-tax losses in part due to nondeductible losses on fair value adjustments and projected limitations on our ability to realize certain tax benefits, which has resulted in us maintaining a full valuation allowance on our U.S. deferred tax assets. The increase in year over year income tax expense primarily resulted from an increase in pre-tax income excluding these nondeductible losses and the inability to record a net benefit from deferred tax assets generated in the period.
Our effective tax rate might fluctuate significantly in the future due to additional impacts from non-deductible items and future changes in the valuation allowance on net deferred tax assets.

Comparison of the Year Ended December 31, 2023 and 2022
Revenue

	Year Ended December 31,
	2023	2022	Change	% Change
	(dollars in thousands)
Revenue	$228,943	$15,830	$213,113	1,346%

Revenue for the year ended December 31, 2023 increased by $213 million, or 1,346%, compared to the year ended December 31, 2022. This substantial growth was related to increased demand from both new and existing customer contracts and our ability to rapidly scale our operations and meet the evolving needs of the industry. Approximately 88% of the increase in revenue was from sales to new customers and the remaining increase was attributable to sales to existing customers.
Cost of Revenue

	Year Ended December 31,
	2023	2022	Change	% Change
	(dollars in thousands)
Cost of revenue	$68,780	$12,122	$56,658	467%
Percentage of revenue	30%	77%

Cost of revenue for the year ended December 31, 2023 increased by $57 million, or 467%, compared to the year ended December 31, 2022. This increase was attributable to higher costs directly related to running our data centers to support the significant increase in customer demand, driven by the successful deployment of new data centers, which resulted in an increase in rent expense of approximately $48 million and an increase in personnel costs of approximately $2 million, which includes headcount growth of employees directly supporting data center operations.
Technology and Infrastructure

	Year Ended December 31,
	2023	2022	Change	% Change
	(dollars in thousands)
Technology and infrastructure	$131,855	$18,106	$113,749	628%
Percentage of revenue	58%	114%

Technology and infrastructure expense for the year ended December 31, 2023 increased by $114 million, or 628%, compared to the year ended December 31, 2022. This increase was attributable to an increase in depreciation and amortization of approximately $90 million, from $11 million for the year ended December 31, 2022, to $101 million for the year ended December 31, 2023, driven by investments in our platform and servers, switches, and other networking equipment fixed assets within our infrastructure, as well as an increase of approximately $17 million of personnel costs and an increase of approximately $4 million of equipment support and software expenses.
Sales and Marketing

	Year Ended December 31,
	2023	2022	Change	% Change
	(dollars in thousands)
Sales and marketing	$12,917	$2,481	$10,436	421%
Percentage of revenue	6%	16%

Sales and marketing expense for the year ended December 31, 2023 increased by $10 million, or 421%, compared to the year ended December 31, 2022. This increase was attributable to an increase of approximately $7 million in personnel costs to help our efforts in driving customer demand.

General and Administrative

	Year Ended December 31,
	2023	2022	Change	% Change
	(dollars in thousands)
General and administrative	$29,842	$6,001	$23,841	397%
Percentage of revenue	13%	38%

General and administrative expense for the year ended December 31, 2023 increased by $24 million, or 397%, compared to the year ended December 31, 2022. This increase was attributable to an increase of approximately $16 million in personnel related expenses, which includes headcount growth to support our expanding operations. Professional services expenses also increased by approximately $3 million, primarily from accounting, tax, legal, and advisory services necessary to support our growth.
Loss on Fair Value Adjustments

	Year Ended December 31,
	2023	2022	Change	% Change
	(dollars in thousands)
Loss on fair value adjustments	$(533,952)	$(2,884)	$(531,068)	NM

NM – Not meaningful.
Loss on fair value adjustments for the year ended December 31, 2023 increased by $531 million, compared to the year ended December 31, 2022. This increase was driven by an increase in the valuation of derivatives and warrants tied to our common stock and redeemable convertible preferred stock within the periods presented.
Interest Expense, Net

	Year Ended December 31,
	2023	2022	Change	% Change
	(dollars in thousands)
Interest expense, net	$(28,404)	$(9,444)	$(18,960)	201%

Interest expense, net for the year ended December 31, 2023 increased by $19 million, or 201%, compared to the year ended December 31, 2022. This increase was attributable to higher borrowing levels under our Credit Facilities, resulting in an increase in interest expense, partially offset by capitalized interest associated with investments in our platform and data center infrastructure.
Other Income, Net

	Year Ended December 31,
	2023	2022	Change	% Change
	(dollars in thousands)
Other income, net	$18,760	$192	$18,568	NM

NM – Not meaningful.
Other income, net for the year ended December 31, 2023 increased by $19 million, compared to the year ended December 31, 2022. This increase was attributable to an increase in investment income of approximately $21 million.

Provision for (benefit from) Income Taxes

	Year Ended December 31,
	2023	2022	Change	% Change
	(dollars in thousands)
Provision for (benefit from) income taxes	$35,701	$(4,150)	$39,851	(960)%
Effective tax rate	(6)%	12%

Provision for (benefit from) income taxes for the year ended December 31, 2023 changed by $40 million, or 960%, compared to the year ended December 31, 2022. We recorded income tax expense for the year ended December 31, 2023 despite experiencing pre-tax losses in part due to nondeductible losses on fair value adjustments and projected limitations on our ability to realize certain tax benefits, which has resulted in us maintaining a full valuation allowance on our U.S. deferred tax assets. The increase in year over year income tax expense primarily resulted from an increase in pre-tax income excluding these nondeductible losses and, the inability to record a net benefit from deferred tax assets generated in the period.
Our effective tax rate might fluctuate significantly in the future due to additional impacts from non-deductible items and future changes in the valuation allowance on net deferred tax assets.
Liquidity and Capital Resources
We have generated significant losses from operations, as reflected in our accumulated deficit of $2.1 billion as of June 30, 2025. Additionally, we have generated significant negative cash flows from investing activities as we continue to support the growth of our CoreWeave Cloud Platform. We anticipate making significant investments for the foreseeable future, including in our infrastructure and go-to-market capabilities, to maintain our leadership and position us to continue to capitalize on the AI revolution.
In March 2025, we completed our IPO, in which we issued and sold 36,590,000 shares of our Class A common stock at a public offering price of $40.00 per share, which resulted in net proceeds of $1.4 billion. In April 2025, the underwriters exercised a portion of their over-allotment option and purchased from us an additional 1,760,000 shares of Class A common stock at the IPO price, which resulted in net proceeds to us of $68 million after deducting the underwriting discounts and commissions.
Our non-cancellable commitments are disclosed in Note 8. Leases, Note 9. Commitments and Contingencies, and Note 10. Debt to our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2025 and 2024 and audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 included elsewhere in this proxy statement/prospectus.
We believe our existing balance of cash and cash equivalents and short-term investments, in addition to amounts available for borrowing under our various debt agreements, will be sufficient to meet our obligations due or anticipated to be due within one year from the date of this proxy statement/prospectus, including operating expenses, working capital, and current commitments for capital expenditures. Our future capital requirements may depend on many factors, including those set forth in the section of this proxy statement/prospectus entitled “Risk Factors.” We anticipate that future investments may require significant debt and/or equity financing. The sale of additional equity would result in dilution to our stockholders. The incurrence of additional debt would result in debt service obligations, and the instruments governing such debt could provide for operational and/or financial covenants that further restrict our operations. There can be no assurances that we will be able to raise additional capital on favorable terms or at all. The inability to raise capital could adversely affect our ability to achieve our business objectives.

The following table summarizes our principal sources of liquidity:

	Six Months Ended June 30	Year Ended December 31,
	2025	2024	2023
	(in thousands)
Cash and cash equivalents	$1,152,883	$1,361,083	$217,147
Short-term investments	—	—	2,368
Availability under existing facilities(1)	3,685,113	4,406,181	925,076
Total liquidity	$4,837,996	$5,767,264	$1,144,591

(1)	Refers to secured commitments under the revolving credit facility and delayed draw term loan agreements.
Revolving Credit Facility
On June 21, 2024, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, the guarantors party thereto, and the lenders and issuing banks party thereto (as amended, the “Revolving Credit Facility”). The Revolving Credit Facility matures on June 21, 2027. On October 7, 2024, the credit agreement was amended to provide for a $650 million senior revolving credit facility consisting of (i) a $500 million secured facility and (ii) a $150 million unsecured facility. On December 2, 2024, the Revolving Credit Facility was further amended to provide for the $650 million senior revolving credit facility to be fully secured. On May 2, 2025, the Revolving Credit Facility Agreement was further amended to increase the commitments thereunder to $1.5 billion, with a $350 million letter of credit sub-facility. Our Revolving Credit Facility may be increased by the sum of $500 million plus an unlimited amount that does not result in our total net leverage ratio exceeding 6.00x or our secured net leverage ratio exceeding 4.00x, pursuant to the exercise of an uncommitted accordion feature through which existing and new lenders may, at their option, agree to provide additional financing. The proceeds of our Revolving Credit Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and investments). Our Revolving Credit Facility also includes a $350 million letter of credit sub-facility. As of June 30, 2025, we had drawn $450 million, had $11 million of issued outstanding letters of credit, and had $1.0 billion of remaining capacity on the Revolving Credit Facility.
Amounts borrowed under our Revolving Credit Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin of 0.75% plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (a) the federal funds effective rate and (b) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term Secured Overnight Financing Rate (“SOFR”) plus 1.00% or (b) for term benchmark loans, an applicable margin of 1.75% plus the Term SOFR (subject to a 0.00% floor) for a one, three or six month interest period. We may voluntarily prepay outstanding loans under our Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs. The unused portion of our Revolving Credit Facility accrues unused commitment fees at a rate per annum equal to 0.25%, and letters of credit issued under our Revolving Credit Facility accrue participation fees on the stated amount of the letters of credit at a rate per annum equal to 1.75%.
The obligations under our Revolving Credit Facility are required to be unconditionally guaranteed by our restricted subsidiaries, which generally includes our direct and indirect wholly-owned domestic subsidiaries which are not designated by us as unrestricted subsidiaries. All obligations under our Revolving Credit Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of Parent’s assets and the assets of its subsidiary guarantors.
The Revolving Credit Facility contains customary affirmative and negative covenants, including, but not limited to, restrictions on our and our restricted subsidiaries’ ability to incur indebtedness, create liens, consolidate or merge, sell assets, including capital stock of our restricted subsidiaries, pay dividends on our capital stock or redeem, repurchase or retire our capital stock, engage in transactions with affiliates, create restrictions on our ability to create certain liens, have our restricted subsidiaries pay dividends or other amounts to us or make certain guarantees and make investments, loans, advances and acquisitions, in each case subject to certain expectations set forth in the Revolving Credit Facility.

We are also required to comply with certain financial covenants on the last day of each fiscal quarter, including maintaining a total net leverage ratio of 6.00x, subject to increases to 7.00x in certain cases, and a minimum contracted revenue of $1.0 billion.
The Revolving Credit Facility contains customary events of default, including payment defaults, failure to perform or observe covenants, cross-defaults with certain other indebtedness, a change of control, and certain bankruptcy events, among others.
Additional Secured Commitments
Delayed Draw Term Loan Facility 1.0
On July 30, 2023, one of our subsidiaries entered into a delayed draw term loan with various lenders and U.S. Bank, N.A., as the administrative agent. The agreement provides for a delayed draw term loan facility of up to $2.3 billion (as amended, the “DDTL 1.0 Facility”). All obligations under the DDTL 1.0 Facility are unconditionally guaranteed by us and secured, subject to certain exceptions, by substantially all of the subsidiary’s assets and a pledge of 100% of the equity interests in the subsidiary. Borrowings under the DDTL 1.0 Facility were used to finance a portion of the purchase consideration, fees, and expenses relating to the acquisition of computing equipment. The maturity date of our DDTL 1.0 Facility is March 29, 2028.
On May 15, 2024, the interest rate was modified to Term SOFR plus 9.62% or the alternative base rate plus 8.62%. The principal amount of the loans is required to be repaid in quarterly installments, with the final balloon payment due on March 29, 2028. We are also required to prepay outstanding loans under the facility, subject to certain exceptions, with (i) 100% of the net proceeds of any disposition of uncontracted GPU servers, (ii) 100% of the net proceeds of any indebtedness not permitted under our DDTL 1.0 Facility, and (iii) 100% of the net proceeds of certain asset sales and casualty events. The loans are prepayable at any time, from time to time, at our option, and are required to be prepaid upon the occurrence of an event of default or change of control of us, or with the proceeds of certain asset dispositions or incurrences of indebtedness. If the loans are prepaid prior to the fourth anniversary of the loan commitment termination date, in addition to principal and accrued interest, we are required to pay an applicable premium equal to (a) with respect to prepayments made prior to the third anniversary of the loan commitment termination date, an amount equal to the present value of future interest payments that would have accrued on the principal amount of the loans being prepaid through the third anniversary of the loan commitment termination date based on the interest rate in effect plus 1.00% of the principal amount of the loans being prepaid and (b) with respect to prepayments made between the third and fourth anniversary of the loan commitment termination date, an amount equal to 1.00% of the principal amount of the loans being prepaid.
As of June 30, 2025 and December 31, 2024, we had $1.8 billion and $2.0 billion outstanding, respectively, under the DDTL 1.0 Facility.
Amounts borrowed under our DDTL 1.0 Facility are subject to an interest rate per annum equal to, at our option, either (i) for base rate loans, an applicable margin of 8.6196% plus a base rate (subject to a 0.00% floor) determined by reference to the highest of (a) the prime rate, (b) the federal funds effective rate plus 0.50%, and (c) the one month Term SOFR plus 1.00% or (ii) for Term SOFR loans, an applicable margin of 9.6196% plus the Term SOFR (subject to a 0.00% floor) for a three month interest period.
Our guarantee agreement under the DDTL 1.0 Facility contains certain covenants that, among other things and subject to certain exceptions, restrict our ability to incur additional indebtedness, including capital leases, create liens, pay dividends on its capital stock or redeem, repurchase or retire its capital stock, consolidate or merge, make acquisitions, and take certain actions with respect to its material project contracts. The DDTL 1.0 Facility also contains a number of other covenants that, among other things and subject to certain exceptions, restrict the ability of the borrower incur additional indebtedness, including capital leases; create liens; make investments, loans, and advances; consolidate or merge, sell assets, or make acquisitions; pay dividends on its capital stock or redeem, repurchase, or retire its capital stock; engage in transactions with our affiliates; have any subsidiaries; create restrictions on its ability to create certain liens; and take certain actions with respect to its material project contracts.
The credit agreement governing our DDTL 1.0 Facility contains customary events of default, including payment defaults, failure to perform or observe covenants, cross-defaults with certain other indebtedness, a change of control, and certain bankruptcy events, among others.

Delayed Draw Term Loan Facility 2.0
On May 16, 2024, another of our subsidiaries entered into a second delayed draw term loan facility with various lenders and U.S. Bank, N.A. as the administrative agent. The agreement provides for a delayed draw term loan facility of up to $7.6 billion assuming the relevant collateralization requirements are met (as amended, the “DDTL 2.0 Facility”). Under the DDTL 2.0 Facility, as amended on June 6, 2025, additional loans may be drawn until September 29, 2025, with an option to extend the commitment period by three months subject to lender consent. The total loans available are limited to a percentage of the depreciated purchase price of GPU servers and related infrastructure for the contract that the loans are being used to finance, with such percentage based upon the credit rating of the applicable customer. All obligations under the DDTL 2.0 Facility are unconditionally guaranteed by us and secured, subject to certain exceptions, by substantially all of the subsidiary’s assets and a pledge of 100% of the equity interests in the subsidiary. Borrowings under the DDTL 2.0 Facility will be used to finance a portion of the purchase consideration, fees, and expenses relating to the acquisition of computing equipment. The maturity date of our DDTL 2.0 Facility is, with respect to each loan, the date that is five years after the date each such loan was funded.
Interest on outstanding borrowings on the DDTL 2.0 Facility accrued at a rate per annum equal to either, at our election, Term SOFR or the alternative base rate plus a spread based on the credit quality of the associated customer contracts. For specified investment-grade customers, the spread is equal to 6.00% for Term SOFR loans and 5.00% for base rate loans. For investment-grade customers, the spread is equal to 6.50% for Term SOFR loans and 5.50% for base rate loans. For non-investment-grade customer contracts, the spread is equal to 13.00% for Term SOFR loans and 12.00% for base rate loans.
The principal amount of the loans is required to be repaid in quarterly installments, beginning in January 2026, with the final balloon payment due five years after the applicable loan was funded. We are also required to prepay outstanding loans under the facility, subject to certain exceptions, with (i) 100% of the net proceeds of any disposition of uncontracted GPU servers, (ii) 100% of the net proceeds of any indebtedness not permitted under our DDTL 2.0 Facility, and (iii) 100% of the net proceeds of certain asset sales and casualty events. The loans are prepayable at any time, from time to time, at our option, and are required to be prepaid upon the occurrence of an event of default or change of control of us, or with the proceeds of certain asset dispositions or incurrences of indebtedness. If the loans are prepaid prior to the 30-month anniversary of the loan commitment termination date, in addition to principal and accrued interest, we are required to pay an applicable premium equal to the present value of future interest payments that would have accrued on the principal amount of the loans being prepaid through the 30-month anniversary of the loan commitment termination date based on the interest rate in effect.
As of June 30, 2025 and December 31, 2024, we had borrowed $5.0 billion and $3.8 billion, respectively, against the DDTL 2.0 Facility and $2.6 billion and $3.8 billion, respectively, remained available for borrowing.
Our guarantee agreement under the DDTL 2.0 Facility contains certain covenants that, among other things and subject to certain exceptions, restrict our ability to incur additional indebtedness, including capital leases, create liens, pay dividends on its capital stock or redeem, repurchase or retire its capital stock, consolidate or merge, make acquisitions, and take certain actions with respect to its material project contracts. The DDTL 2.0 Facility also contains a number of other covenants that, among other things and subject to certain exceptions, restrict the ability of the borrower incur additional indebtedness, including capital leases; create liens; make investments, loans, and advances; consolidate or merge, sell assets, or make acquisitions; pay dividends on its capital stock or redeem, repurchase, or retire its capital stock; engage in transactions with our affiliates; have any subsidiaries; create restrictions on its ability to create certain liens; and take certain actions with respect to its material project contracts.
The borrower under the DDTL 2.0 Facility is also required to comply with certain financial covenants on the last day of each fiscal quarter, including (i) beginning January 2026, maintaining a contract coverage ratio of 1.4x, (ii) a non-IG collateral ratio of 0.35x or less, (iii) a non-IG revenue ratio of 0.35x or less and (iv) a minimum liquidity ratio of 2.0% of the principal amount of the loans outstanding under the facility, stepping down 1.0% upon the occurrence of certain events.
Delayed Draw Term Loan Facility 3.0
On July 28, 2025, CoreWeave Compute Acquisition Co. V, LLC (“CCAC V”), a Delaware limited liability company and a direct subsidiary of CoreWeave, Inc., a Delaware Corporation (the “Parent”) and CoreWeave Compute Acquisition Co. VII, LLC (“CCAC VII” and together with CCAC V, the “DDTL 3.0 Borrowers”), a Delaware limited liability company and an indirect subsidiary of the Parent as borrowers, entered into a credit agreement (the “DDTL 3.0 Credit Agreement”) with MUFG Bank, Ltd., as administrative agent, U.S. Bank Trust Company, National Association as collateral agent, U.S. Bank National Association, as depository bank, Morgan Stanley Asset Funding, Inc. and MUFG Bank, Ltd. as joint lead arrangers and joint bookrunners, Goldman Sachs Bank USA, as joint lead arranger, and the lenders party thereto, providing for a $2.6 billion delayed draw term loan facility (the “DDTL 3.0 Facility”). The DDTL 3.0 Facility was entered into primarily to finance capital expenditures required to perform a customer contract, including the acquisition of GPU servers and related infrastructure. The DDTL 3.0 Facility provides for delayed draw term loans available in one or more draws until the commitment termination date on July 28, 2026. The maturity date of the DDTL 3.0 Facility is August 21, 2030.
Amounts borrowed under the DDTL 3.0 Facility are subject to an interest rate per annum equal to, at our option, either (a) for base rate loans, an applicable margin of 3.00% plus a base rate (subject to a 0.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the federal funds effective rate plus 0.50%, and (iii) daily simple SOFR plus 1.00% or (b) for SOFR loans, 4.00% plus the daily compounded SOFR, as applicable (subject to a 0.00% floor).The DDTL 3.0 Facility provides for payment of, among others, undrawn fees in an amount equal to 0.50% per annum on the average daily undrawn portion of the DDTL 3.0 Facility, which undrawn fees are payable monthly in arrears.
The obligations of CCAC VII (but not CCAC V) under the DDTL 3.0 Facility are unconditionally guaranteed by us pursuant to a parent guarantee and pledge agreement, dated as of July 28, 2025, by and among us, CCAC VII HoldCo LLC, a Delaware limited liability company (“CCAC VII HoldCo”) and U.S. Bank Trust Company, National Association (the “Parent Guarantee and Pledge Agreement”). All obligations under the DDTL 3.0 Facility are secured by substantially all assets of CCAC VII and a pledge of 100% of the equity interests in CCAC VII held by CCAC VII HoldCo and certain infrastructure purchased with the proceeds of the of the delayed draw term loans and owned by or transferred to CCAC V.
The DDTL 3.0 Borrowers are also required to comply with certain financial covenants on the last day of each calendar month, including (i) maintaining a contract realization ratio of 0.85:1.00, (ii) beginning April 2027, maintaining a debt service coverage ratio for the most recently ended three full fiscal month period of less than 1.40:1.00 and (iii) maintaining a minimum liquidity amount of (a) prior to September 1, 2025, $50 million, (b) on and after September 1, 2025 but prior to March 1, 2026, $100 million, (c) on and after March 1, 2026 but prior to April 1, 2026, $175 million, (d) on and after April 1, 2026 but prior to May 1, 2026, $125 million, (e) on and after May 1, 2026 but prior to August 1, 2027, $100 million, (f) on and after August 1, 2027 but prior to August 1, 2028, $75 million and (g) on any monthly date on and after August 1, 2028, $50 million.
The DDTL 3.0 Facility contains a number of other customary negative covenants, and the DDTL 3.0 Credit Agreement contains customary events of default, including payment defaults, failure to perform or observe covenants, cross-defaults with certain other indebtedness, a change of control, and certain bankruptcy events. The DDTL 3.0 Credit Agreement also contains events of default related to certain adverse events with respect to certain material contracts.
2024 Term Loan Facility
On December 16, 2024, we entered into a credit agreement providing for a $1.0 billion term loan facility (the “2024 Term Loan Facility”) consisting of (i) a $229 million secured facility and (ii) a $771 million unsecured facility, with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, the guarantors party thereto, and the lenders party thereto. On December 16, 2024, we borrowed the full $1.0 billion of loans available under the 2024 Term Loan Facility. Our 2024 Term Loan Facility may be increased by $500 million pursuant to the exercise of an uncommitted accordion feature. The proceeds of our 2024 Term Loan Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and investments). In connection with the IPO, the maturity date of the 2024 Term Loan Facility was accelerated and became due on April 14, 2025.
On April 11, 2025, with a portion of the proceeds received from our IPO, we paid an aggregate principal amount of $1.0 billion to repay in full all outstanding obligations under our 2024 Term Loan Facility.
Additional Unsecured Commitments
2025 Term Loan Facility
On March 7, 2025, we entered into the 2025 Term Loan Facility with Morgan Stanley Senior Funding, Inc., as administrative agent, the guarantors party thereto, and the lenders party thereto, providing for a $300 million unsecured term loan facility. The obligations under our 2025 Term Loan Facility are unconditionally guaranteed by our subsidiary guarantors as described in the 2025 Term Loan Credit Agreement. Amounts borrowed under the 2025 Term Loan Facility may only be borrowed in a single funding. All unfunded commitments of the lenders under the 2025 Term Loan Facility terminated in connection with the IPO. There were no borrowings under the 2025 Term Loan Facility and in connection with the IPO, the 2025 Term Loan Facility was terminated.
2030 Senior Notes
On May 27, 2025, we issued $2,000 million in aggregate principal amount of 9.250% Senior Notes due 2030 (the “2030 Senior Notes”). The 2030 Notes were issued pursuant to an indenture, dated as of May 27, 2025 (the “2030 Indenture”), by and among us, the guarantor party thereto and Wilmington Trust, National Association, as trustee. The 2030 Senior Notes are guaranteed on a senior unsecured basis by CoreWeave Cash Management LLC, our wholly-owned subsidiary and certain of our future direct and indirect wholly owned domestic restricted subsidiaries that guarantee our existing revolving credit facility.
The 2030 Senior Notes will mature on June 1, 2030 and bear interest at a rate of 9.250% per annum, payable semi-annually in cash in arrears on June 1 and December 1 of each year, beginning on December 1, 2025. Interest on the 2030 Senior Notes will accrue from May 27, 2025.
We may redeem all or a portion of the 2030 Senior Notes at any time prior to June 1, 2027 at a redemption price equal to 100% of the aggregate principal amount thereof, plus a make-whole premium, together with accrued and unpaid interest, if any, to, but excluding, the redemption date. We may redeem all or a portion of the 2030 Senior Notes at any time on or after June 1, 2027 at the redemption prices set forth in the 2030 Indenture. At any time prior to June 1, 2027, up to 40% of the aggregate principal amount of the 2030 Senior Notes may be redeemed with the net cash proceeds from certain equity offerings, at the redemption price specified in the 2030 Indenture.
Upon the occurrence of specified kinds of change of control triggering events, holders of the 2030 Senior Notes will have the right to require us to repurchase the 2030 Senior Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.
The 2030 Indenture limits, among other things, the ability of us and our restricted subsidiaries to (i) incur or guarantee additional indebtedness or issue disqualified stock or certain preferred stock; (ii) pay dividends on or make other distributions in respect of equity interests or make other restricted payments; (iii) create liens on certain assets to secure indebtedness; (iv) make certain investments; (v) sell certain assets; (vi) enter into certain transactions with our affiliates; (vii) merge or consolidate with other persons or sell or otherwise dispose of all or substantially all of our assets; and (viii) designate our restricted subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of important limitations and exceptions that are set forth in the 2030 Indenture. The 2030 Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods).
2031 Senior Notes
On July 25, 2025, we issued $1,750 million in aggregate principal amount of 9.000% Senior Notes due 2031 (the “2031 Senior Notes” and, together with the 2030 Senior Notes, the “Notes”). The 2031 Senior Notes were issued pursuant to an indenture, dated as of July 25, 2025 (the “2031 Indenture”), by and among us, the guarantors party thereto and Wilmington Trust, National Association, as trustee. The 2031 Senior Notes are guaranteed on a senior unsecured basis by certain of our wholly-owned subsidiaries and certain of our future direct and indirect wholly owned domestic restricted subsidiaries that guarantee our existing revolving credit facility.
The 2031 Senior Notes will mature on February 1, 2031 and bear interest at a rate of 9.000% per annum, payable semi-annually in cash in arrears on February 1 and August 1 of each year, beginning on February 1, 2026. Interest on the 2031 Senior Notes will accrue from July 25, 2025.
We may redeem all or a portion of the 2031 Senior Notes at any time prior to February 1, 2028 at a redemption price equal to 100% of the aggregate principal amount thereof, plus a make-whole premium, together with accrued and unpaid interest, if any, to, but excluding, the redemption date. We may redeem all or a portion of the 2031 Senior Notes at any time on or after February 1, 2028 at the redemption prices set forth in the 2031 Indenture. At any time prior to February 1, 2028, up to 40% of the aggregate principal amount of the 2031 Senior Notes may be redeemed with the net cash proceeds from certain equity offerings, at the redemption price specified in the 2031 Indenture.
Upon the occurrence of specified kinds of change of control triggering events, holders of the 2031 Senior Notes will have the right to require us to repurchase the 2031 Senior Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

The 2031 Indenture limits, among other things, the ability of us and our restricted subsidiaries to (i) incur or guarantee additional indebtedness or issue disqualified stock or certain preferred stock; (ii) pay dividends on or make other distributions in respect of equity interests or make other restricted payments; (iii) create liens on certain assets to secure indebtedness; (iv) make certain investments; (v) sell certain assets; (vi) enter into certain transactions with our affiliates; (vii) merge or consolidate with other persons or sell or otherwise dispose of all or substantially all of our assets; and (viii) designate our restricted subsidiaries as unrestricted subsidiaries. These covenants are subject to a number of important limitations and exceptions that are set forth in the 2031 Indenture. The 2031 Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods).
Cash Flows

	Six Months Ended June 30,		Year Ended December 31,
	2025	2024	2024	2023	2022
	(in thousands)
Net cash provided by operating activities	$(190,083)	$1,921,214	$2,749,168	$1,832,650	$910
Net cash used in investing activities	(3,875,213)	(4,021,175)	(8,658,058)	(3,147,710)	(79,183)
Net cash provided by financing activities	4,083,046	2,859,784	7,464,648	1,787,751	81,454

Operating Activities
Net cash provided by (used in) operating activities was $(190) million for the six months ended June 30, 2025 as compared to net cash provided by operating activities of $1.9 billion for the six months ended June 30, 2024. The decrease was driven by an increase in accounts receivable, decrease in accounts payable and accrued expenses, and fewer committed contracts from new customer contracts involving upfront payments.
Net cash provided by operating activities was $2.7 billion for the year ended December 31, 2024 as compared to $1.8 billion for the year ended December 31, 2023. The increase was driven by cash received for upfront payments from our committed contracts from new and expanded customer contracts, as well as higher accounts payable and accrued expenses due to the growth of our business and timing of accrual payments. The increase was partially offset by higher cash payments and an increase in accounts receivable.
Net cash provided by operating activities was $1.8 billion for the year ended December 31, 2023, as compared to $1 million for the year ended December 31, 2022. The increase was driven by cash received for upfront payments from our committed contracts due to the increased demand for both new and expanded customer contracts.
Investing Activities
Net cash used in investing activities was $3.9 billion for the six months ended June 30, 2025, as compared to $4.0 billion for the six months ended June 30, 2024. The decrease was driven by relatively lower capital investments in our infrastructure, including our GPU fleet, networking equipment, servers, switches and other necessary equipment for infrastructure asset security compared to the six months ended June 30, 2024.
Net cash used in investing activities was $8.7 billion for the year ended December 31, 2024, as compared to $3.1 billion for the year ended December 31, 2023. The increase was driven by increased capital investments in our infrastructure, including our GPU fleet, networking equipment, and software development. The increase was partially offset by sales and maturities of marketable securities and available-for-sale marketable securities.
Net cash used in investing activities was $3.1 billion for the year ended December 31, 2023 as compared to $79 million for the year ended December 31, 2022. The increase was driven by increased capital investments in our infrastructure, including our GPU fleet, networking equipment, and software development.
Financing Activities
Net cash provided by financing activities was $4.1 billion for the six months ended June 30, 2025, as compared to $2.9 billion for the six months ended June 30, 2024. The increase was driven by the issuance of debt and proceeds from our initial public offering. The increase was partially offset by higher payments on long-term debt.
Net cash provided by financing activities was $7.5 billion for the year ended December 31, 2024, as compared to $1.8 billion for the year ended December 31, 2023. The increase was driven by borrowings under our delayed draw term loans, proceeds from the issuance of our Series C redeemable convertible preferred stock, and proceeds from the issuance of our 2024 Term Loan Facility. The increase was partially offset by the settlement of our 2022 Senior Secured Note and higher payments on debt.

Net cash provided by financing activities was $1.8 billion for the year ended December 31, 2023, as compared to $81 million for the year ended December 31, 2022. The increase was driven by borrowings under our DDTL 1.0 Facility and proceeds from the issuance of our Series B redeemable convertible preferred stock.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Estimates
Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements and the related notes thereto, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we apply accounting policies and estimates that affect the reported amounts and related disclosures. Inherent in such policies are certain key assumptions and estimates made by management, which we believe best reflect our underlying business and economic conditions. Our estimates are based on historical experience and various other factors and assumptions that we believe are reasonable under the circumstances. We regularly re-evaluate our estimates used in the preparation of the consolidated financial statements based on our latest assessment of the current and projected business and economic environment. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.
Revenue Recognition
We generate revenue from the delivery of cloud computing services. Revenue is recognized when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these goods or services. We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). We account for revenue by applying the following steps:
1.	Identification of the contract, or contracts, with the customer.
2.	Identification of the performance obligations in the contract.
3.	Determination of the transaction price.
4.	Allocation of the transaction price to the performance obligations in the contract.
5.	Recognition of the revenue when, or as, a performance obligation is satisfied.
We allocate the total transaction price to each distinct performance obligation in an arrangement containing multiple performance obligations on a relative stand-alone selling price (“SSP”) basis. The SSP reflects the price we would charge for a specific service if it were sold separately in similar circumstances and to similar customers. If a contract contains a single performance obligation, no allocation is required.
Revenue includes both committed contracts and on-demand access. Committed contracts generally consist of two stand-ready obligations to process transactions, store data, and run customers’ programs over a specified period, one being the compute infrastructure services and the other being the related support services. As these are both delivered ratably and over the same term, they are accounted for as one combined performance obligation. As a result, revenue is recognized ratably over the contract period. On-demand access is provided to customers on a consumption basis and is billed monthly in arrears based on usage of compute, storage, and other services in the period. As these contracts include an unknown quantity of transactions at a fixed contractual rate per transaction executed on a monthly basis, the contract price is deemed variable. We allocate the variable consideration to the month in which we have the contractual right to bill under the contract as this represents the amount of consideration to which we expect to be entitled for the transfer of services during that month.
Income Taxes
Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We recognize a deferred tax asset when it is more likely than not that the asset will be realized. We regularly review our deferred tax assets for recoverability and establish a valuation based upon historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. To the extent we increase or decrease the allowance in a period, we recognize the change in the allowance within “Provision for (benefit from) income taxes” in the audited consolidated statements of operations. Unforeseen changes in tax rates and tax laws, as well as differences in the projected taxable income as compared to actual taxable income, may affect these estimates.
We believe that there is a reasonable possibility that sufficient positive evidence may become available in the near-term to allow us to reach a conclusion that a portion of the valuation allowance may no longer be needed. If, as a result of the above, all or a portion of the valuation allowance is released, we would recognize a decrease to income tax expense for the period during which such release is recorded. The timing and amount of the valuation allowance release, if any, are subject to change on the basis of the level of profitability, if any, that we are able to actually achieve. Estimates of future taxable income are based on assumptions that are consistent with our plans.
We calculate the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years and record adjustments based on filed tax returns when identified. The amount of income taxes paid is subject to examination by U.S. federal and state tax authorities.
Common Stock Valuations
Prior to our IPO, the fair value of common stock underlying our stock-based awards was historically determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors had the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors included:
•	contemporaneous valuations of our common stock performed by independent third-party specialists;
•	the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;
•
the prices paid for common or convertible preferred stock sold to third-party investors by us and in secondary transactions for shares repurchased by us in arm’s-length transactions, including any tender offers;

•	the lack of marketability inherent in our common stock and involving securities in a private company;
•	our actual operating and financial performance and estimated trends and prospects for our future performance;
•	our stage of development;
•	the hiring of key personnel and the experience of our management;
•	the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale of our company, given prevailing market conditions;
•	the market performance of comparable publicly traded companies; and
•	U.S. and global capital market conditions.
In valuing our common stock, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches, with input from management. The income approach estimates value based on the expectation of future cash flows that we may generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date, adjusted to reflect the inherent risks in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business and may also include backsolves, which infers our value from recent financing rounds or tender offers. From these comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate its value.

For each valuation, the fair value of our business determined by the income and market approaches was then allocated to the common stock using either the option-pricing method (“OPM”), or a hybrid of the probability-weighted expected return method (“PWERM”) and OPM methods. The OPM is based on the Black-Scholes-Merton option pricing model, which identifies a range of possible future outcomes, each with an associated probability. This method is appropriate when the range of possible future outcomes is difficult to predict, resulting in highly speculative forecasts. PWERM involves a forward-looking analysis of potential future outcomes for the enterprise, including an IPO and other market-based outcomes. After determining and allocating the equity value to the various classes of securities, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of our common stock. The DLOM reflects the theory that private company stockholders have limited opportunities to sell their stock, and any such sale would involve significant transaction costs, thereby reducing the overall fair market value.
In addition, we also considered any secondary transactions involving our capital stock. In evaluating those transactions, we took into account the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
The application of these approaches and methodologies involved the use of highly complex and subjective estimates, judgments, and assumptions, such as those regarding our expected future revenue, expenses, and cash flows; discount rates; market multiples; the selection of comparable public companies; and the probability and timing of possible future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each valuation date and may have a significant impact on the valuation of our common stock.
Our board of directors determines the fair value of each share of underlying our Class A common stock based on the closing price of our Class A common stock on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model. The fair value of stock options that are expected to vest is recognized as stock-based compensation expense on a straight-line basis over the requisite service period. The fair value of RSUs is estimated based on the fair market value of our common stock on the date of grant. We grant RSUs that vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The fair value of RSUs that are expected to vest is recognized as stock-based compensation expense over the requisite service period, using the accelerated attribution method, once the performance-based vesting condition becomes probable of being achieved. As of December 31, 2024, no stock-based compensation expense had been recognized for RSUs because the performance-based vesting condition had not been probable of being satisfied. In connection with the IPO, we recognized $177 million of stock-based compensation expense, net of $17 million of capitalized costs primarily related to the development of internal-use software, associated with vested RSUs with a liquidity-event performance-based vesting condition which was satisfied in connection with the IPO and for which the service-based vesting condition had also been satisfied as of that date. Concurrently with the IPO, we issued shares of Class A common stock upon settlement of RSUs subject to such performance-based vesting conditions. To meet the related tax withholding requirements for the net settlement of the vested RSUs, we withheld 392,135 shares underlying such equity awards, resulting in the net issuance of 518,785 shares of Class A common stock. Based on the IPO price of $40.00 per share, our related tax withholding obligation was $16 million and was paid during the three months ended March 31, 2025.
As of June 30, 2025, the total unrecognized stock-based compensation expense related to unvested stock options was $73 million, which is expected to be recognized over a weighted-average period of two years.
As of June 30, 2025, unrecognized stock-based compensation expense related to unvested RSUs was $1.1 million, which is expected to be recognized over a weighted-average period of three years.

Valuation of Derivatives and Warrants
We are involved in certain debt financing transactions that contain embedded derivatives and include the issuance of common stock warrants. We measured the fair value of the embedded derivatives on the date of issuance and recognized derivative liabilities. The derivative liabilities are remeasured to fair value each reporting period until settlement or extinguishment, with changes in the fair value recorded in loss on fair value adjustments in the consolidated statements of operations.
We account for warrants issued in connection with debt financings as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms at the time of issuance for each warrant and as of each subsequent reporting period while the warrants are outstanding. For equity-classified warrants, the relative fair value of the warrants at issuance is recorded in additional paid-in capital in the consolidated balance sheets and no changes in fair value are recognized after the issuance date. For liability-classified warrants, the relative fair value of the warrants at issuance is included within other derivative and warrant liabilities in the consolidated balance sheets and warrants are measured at fair value each period with changes in fair value recorded in loss on fair value adjustment to warrants in the audited consolidated statements of operations.
We may continue to adjust the derivative liabilities and warrant liabilities for changes in fair value until the earlier of conversions, exercise, or expirations. The fair value measurement of derivative liabilities and warrant liabilities are measured using unobservable inputs that require a high level of judgment to determine fair value. We estimate the fair value of derivative liabilities and warrant liabilities using a binomial lattice approach that incorporates a Monte Carlo simulation that considers our future stock price.
Leases
We determine if an arrangement meets the definition of a lease at the inception of the lease, with leases classified at commencement as either operating or finance leases. Operating leases are reported separately in our audited consolidated balance sheets. Finance leases are recognized within property and equipment, net, and as a finance liability separately presented in our audited consolidated balance sheets.
Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease during the lease term. ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred, and prepaid lease payments, excluding lease incentives received prior to lease commencement. Lease liabilities are measured based on the discounted present value of the remaining lease payments at commencement date. We utilize our incremental borrowing rate (“IBR”) to discount the present value of the remaining lease payments. The IBR is based on our estimated rate of interest for a collateralized borrowing with a similar term and payments as the lease.
Many of our leases include escalation clauses, renewal options and termination options that are factored into the determination of lease payments when reasonably certain that we would exercise that option. Certain future minimum lease payments due under the operating lease agreements contain rent-free periods or escalating rent payment provisions. Our finance leases generally include purchase options and declining minimum payments. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheets.
We account for lease components and non-lease components as a single lease component. Payments under our lease agreements are primarily fixed. However, certain lease agreements contain variable payments, which are expensed as incurred and not included in the ROU assets and lease liabilities. Variable lease payments are mainly composed of common area maintenance, utilities, real estate taxes, and payments affected by changes in indexes.
Operating leases are expensed on a straight-line basis over the lease term. The expense for finance leases includes both interest and amortization expense components, with the interest component calculated based on the effective interest method over the lease term and the amortization component calculated based on the straight-line amortization of the ROU asset over the lease term.
Recent Accounting Pronouncements
See the sections titled “Overview and Summary of Significant Accounting Policies—Recent Accounting Pronouncements Adopted” and “—Recent Accounting Pronouncements Not Yet Adopted” in Note 1 to our audited consolidated financial statements and the section titled “Recent Accounting Pronouncements Not Yet Adopted” in Note 1—Overview and Summary of Significant Accounting Policies our unaudited condensed consolidated financial statements in each case included elsewhere in this proxy statement/prospectus for more information.

Internal Control Over Financial Reporting
Neither we nor our independent registered public accounting firm were required to, and therefore did not perform, an evaluation of our internal control over financial reporting as of or for any period included in our financial statements, nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. However, while preparing the financial statements that are included elsewhere in this proxy statement/prospectus, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified pertained to the lack of effectively designed, implemented, and maintained IT general controls over tools and applications that support our financial reporting processes; insufficient segregation of duties across financially relevant functions, and lack of sufficient number of qualified personnel within our accounting, finance, and operations functions who possessed an appropriate level of expertise to provide reasonable assurance that transactions were being appropriately recorded and disclosed. We have concluded that these material weaknesses existed because we did not have the necessary business processes, systems, personnel and related internal controls. The deficiencies identified did not result in a material misstatement to our financial statements.
We have taken and will continue to take action to remediate these material weaknesses, including:
•	engagement with external consultants with extensive Sarbanes-Oxley Act experience
•
implementation of IT general controls to manage access and program changes within our IT environment and to support the evaluation, monitoring, and ongoing effectiveness of key application controls and key reports;

•	implementation of processes and controls to better identify and manage segregation of duties risks;
•
designing and implementing controls related to significant accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including controls over account reconciliations, segregation of duties and the preparation and review of journal entries;

•	continued hiring of additional accounting, finance and operations resources with appropriate and sufficient technical expertise and to better allow for segregation of conflicting duties; and
•	consulting with experts on technical accounting matters, internal controls, and in the preparation of our financial statements.
We believe we are making progress toward achieving effectiveness of our internal control over financial reporting. The actions that we are taking are subject to ongoing management review and audit committee oversight. We will not be able to conclude whether the steps we are taking will fully remediate the material weaknesses in our internal control over financial reporting until we have completed our remediation efforts and subsequently evaluated their design and effectiveness over a sufficient period of time, and management concludes, through testing, that these are operating effectively. We may also conclude that additional measures are required to remediate the material weaknesses in our internal control over financial reporting.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.
Interest Rate Risk
As of June 30, 2025, we had cash, cash equivalents, and marketable securities of $1.2 billion. In addition, we had $0.9 billion of restricted cash, cash equivalents, and marketable securities consisting of bank deposits related to collateralized loan facilities and letters of credit. Our cash, cash equivalents, and marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes.
Our exposure to market risk for changes in interest rates relates primarily to our DDTL 1.0 Facility, DDTL 2.0 Facility, DDTL 3.0 Facility, 2024 Term Loan Facility, and Revolving Credit Facility (described above), which bear floating interest rates, and a rising interest rate environment may increase the amount of interest paid on these loans. For the three and six months ended June 30, 2025, each 100-basis point increase or decrease in interest rates would have increased or decreased our interest expense related to these facilities by approximately $18 million and $36 million, respectively.
Foreign Currency Risk
We transact business globally in multiple currencies. Our international costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. We are exposed to foreign currency risks related to our operating expenses denominated in currencies other than the U.S. dollar, including the British pound, Euro and Swedish krona. Accordingly, changes in exchange rates may negatively affect our future revenue and other operating results as expressed in U.S. dollars.
We have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains or losses related to remeasurement of our asset and liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. During the six months ended June 30, 2025, we entered into foreign currency derivative contracts to mitigate certain of the foreign currency exchange risk of our assets and liabilities denominated in currencies other than the functional currency. These contracts reduce, but do not eliminate, the impact of foreign currency exchange rate movements on our assets and liabilities.
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy, which includes labor costs. Nonetheless, if our costs, in particular personnel-related costs, continue to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

DIRECTORS AND MANAGEMENT OF COREWEAVE, INC.
Unless otherwise specified or the context otherwise requires, all references to “CoreWeave,” “we,” “our,” “us” and “our company” in this Section refer to CoreWeave, Inc. and its subsidiaries.
Executive Officers and Non-Employee Directors
The following table provides information regarding our executive officers and non-employee directors as of June 30, 2025:

Name	Age	Position(s)
Executive Officers:
Michael Intrator	56	Chief Executive Officer, President, and Chairman of the Board of Directors
Brian Venturo	40	Chief Strategy Officer and Director
Brannin McBee	40	Chief Development Officer
Nitin Agrawal	46	Chief Financial Officer
Kristen McVeety	54	General Counsel and Corporate Secretary
Chen Goldberg	45	Senior Vice President of Engineering
Non-Employee Directors:
Karen Boone(1)(2)	51	Director
Jack Cogen(1)(3)	69	Director
Glenn Hutchins(2)(3)(4)	69	Director
Margaret C. Whitman(1)(3)	69	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Lead independent director.
Executive Officers
Michael Intrator is one of our co-founders and has served as Chairman of our board of directors and as our Chief Executive Officer and President since September 2017. Previously, from January 2013 to January 2018, Mr. Intrator was a co-founder and the Chief Executive Officer of Hudson Ridge Asset Management LLC, a natural gas hedge fund. From September 1998 to July 2014, he served in roles of increasing responsibilities, including as a Principal Portfolio Manager, for the asset management and advisory firm Natsource Asset Management LLC, where he oversaw investments in global environmental markets and related energy products. Mr. Intrator earned a B.A. in Political Science from Binghamton University, and an M.P.A. from Columbia University’s School of International and Public Affairs. We believe Mr. Intrator is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our co-founder, Chief Executive Officer, and President.
Brian Venturo is one of our co-founders and has served as a member of our board of directors since April 2019 and as our Chief Strategy Officer since March 2024. From October 2017 to March 2024, Mr. Venturo served as our Chief Technology Officer. Previously, from January 2013 to January 2018, Mr. Venturo was a Partner at Hudson Ridge Asset Management LLC, a natural gas hedge fund. From May 2007 to December 2012, he served as Portfolio Manager—Energy and Emissions for the asset management and advisory firm Natsource Asset Management LLC, where he managed a proprietary trading portfolio of investments in global environmental markets and related energy products. Mr. Venturo earned a B.A. in Economics from Haverford College. We believe Mr. Venturo is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our co-founder and Chief Strategy Officer.
Brannin McBee is one of our co-founders and has served as our Chief Development Officer since March 2024. From September 2017 to March 2024, Mr. McBee served as our Chief Strategy Officer. Previously, he worked as a Proprietary Trader at Active Power Investments, a company in the North American Natural Gas, Power and Agriculture markets from April 2020 to January 2021. From March 2017 to August 2018, Mr. McBee was Vice President at Fourth Floor Coastal LLC, an exploration and production company in the oil and gas industry. Prior to that, from January 2013 to January 2018, he was a proprietary trader at Windy Bay Power LLC, a commodity-focused hedge fund. Mr. McBee earned a B.S. in Finance from the University of Colorado Boulder.

Nitin Agrawal has served as our Chief Financial Officer since March 2024. Prior to joining us, from May 2021 to March 2024, he served as Vice President, Finance of Google Cloud, the cloud computing services business segment of Alphabet Inc. From August 2019 to April 2021, Mr. Agrawal served as Chief Financial Officer of Mapbox, Inc., a location technology company. Prior to that, from January 2015 to July 2019, he served as Finance Director of the Compute Services division of Amazon Web Services, Inc., a cloud computing company and subsidiary of Amazon.com, Inc. Mr. Agrawal holds a Bachelor of Technology, Engineering from the National Institute of Technology in Kurukshetra, India, and an M.B.A. in Finance from The Fuqua School of Business at Duke University.
Kristen McVeety has served as our General Counsel since March 2022 and as our Corporate Secretary since December 2024. Prior to joining us, from February 2003 to March 2022, Ms. McVeety was a founder and partner of Gabler & McVeety LLP, a law firm. Prior to founding Gabler & McVeety, Ms. McVeety was an Associate in the Corporate and M&A practice groups at Dorsey & Whitney LLP from March 1999 to February 2003. She earned a B.A. in International Relations and Business Management from Boston University and a J.D. from Brooklyn Law School.
Chen Goldberg has served as our Senior Vice President of Engineering since August 2024. Prior to joining us, from February 2016 to August 2024, Ms. Goldberg held multiple roles at Google Cloud, the cloud computing services business segment of Alphabet Inc, with her last role as General Manager & Vice President of Engineering, leading the Kubernetes and Serverless team and product portfolio. Earlier in her career, Ms. Goldberg served as Director of Engineering at HP. Ms. Goldberg holds a B.A. in Management and Computer Sciences and an M.B.A. from The Open University of Israel.
Non-Employee Directors
Karen Boone has served as a member of our board of directors since January 2025. Ms. Boone previously served as the Interim Co-Chief Executive Officer and Co-President of Peloton Interactive, Inc. (“Peloton”) from May 2024 to January 2025. Prior to her service at Peloton, Ms. Boone served as the President and Chief Financial and Administrative Officer of Restoration Hardware, Inc., a home furnishings company, from May 2014 to August 2018 and as Chief Financial Officer from June 2012 to May 2014. Prior to that, from 1996 to 2012, Ms. Boone held various roles at Deloitte & Touche LLP, a public accounting firm, most recently as an Audit Partner. Ms. Boone currently serves on the board of directors of Peloton, Sonos, Inc., Rivian Automotive, Inc. and several private companies. Ms. Boone earned a B.S. in Business Economics from the University of California, Davis. We believe Ms. Boone is qualified to serve as a member of our board of directors due to her financial expertise and her experience as a public company executive officer and director.
Jack Cogen has served as a member of our board of directors since September 2017. Mr. Cogen is a private investor. From September 1994 to December 2014, Mr. Cogen was a founder and the Chief Executive Officer of Natsource Asset Management LLC, an asset management and advisory firm focused on global environmental markets and related energy products. Additionally, from January 2008 to January 2011, Mr. Cogen served as Chair of the International Emissions Trading Association (the “IETA”), a non-profit trade organization committed to promoting high-integrity markets for corporate carbon footprint reduction, and Mr. Cogen continues to support the IETA as a Fellow. Mr. Cogen also previously served as a non-employee director of Hudson Ridge Asset Management LLC, a natural gas hedge fund, from November 2013 to June 2018. Mr. Cogen earned a B.A. from Rutgers University, as well as an M.S. in Mathematics and an M.B.A. from New York University. We believe Mr. Cogen is qualified to serve as a member of our board of directors due to his experience with technology companies and as an investor in our industry.
Glenn Hutchins has served as a member of our board of directors since February 2025. Mr. Hutchins currently serves as the Chairman of North Island, an investment firm, a role he has held since 2013, and as Chairman of North Island Ventures, an investment firm, since 2020. He was a co-founder of Silver Lake, a technology investment firm, which was founded in 1999, and of which Mr. Hutchins served as Co-Chief Executive Officer until 2011 and, prior to that, as Managing Director from 1999 to 2011. Prior to that, Mr. Hutchins was a Senior Managing Director at The Blackstone Group, a global investment firm, from 1994 to 1999. He has served as a director of AT&T Inc., a telecommunications company, since June 2014 and as Vice Chairman and Lead Independent Director of Banco Santander S.A., a financial services firm, since December 2022. Previously, Mr. Hutchins served as a director of Virtu Financial, Inc., a financial services firm, from July 2017 to August 2021 and as a director at Nasdaq, Inc., a global financial services technology company, from April 2005 to July 2017. Mr. Hutchins has served as the Co-Chairman of the Brookings Institution since November 2018 and was a director of the Federal Reserve Bank of

New York from 2011 to 2020. He holds an A.B. from Harvard College, an M.B.A. from Harvard Business School, and a J.D. from Harvard Law School. We believe Mr. Hutchins is qualified to serve as a member of our board of directors due to his extensive operational, business planning, and investment expertise within the technology industry.
Margaret C. Whitman has served as a member of our board of directors since March 2025. Ms. Whitman previously served as United States Ambassador to Kenya from July 2022 to November 2024. Prior to that, she was Chief Executive Officer of Quibi Holdings, LLC, a mobile media company, from March 2018 to February 2021. From June 2017 to February 2018, Ms. Whitman served as Chief Executive Officer of Hewlett Packard Enterprise Company (“HPE”), a multinational information technology enterprise, and as HPE’s President and Chief Executive Officer from November 2015 to June 2017. Before her role at HPE, she was President and Chief Executive Officer of Hewlett-Packard Company (now known as HP Inc.) from September 2011 to July 2015, as well as Chair of their board of directors from July 2014 to November 2015. Ms. Whitman also served as President and Chief Executive Officer of eBay Inc., an e-commerce company, from March 1998 to November 2008. Ms. Whitman has previously served on the boards of directors of The Procter & Gamble Company, a multinational consumer goods company, from February 2011 to July 2022, General Motors Company, a multinational automotive manufacturing company, from March 2021 to July 2022, and Dropbox, Inc., a cloud storage company, from September 2017 to May 2020. Ms. Whitman holds an A.B. in Economics from Princeton University and an MBA from Harvard Business School. We believe Ms. Whitman is qualified to serve as a member of our board of directors due to her extensive leadership, strategy, risk management, and industry experience.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Code of Business Conduct and Ethics
Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of business conduct and ethics will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act.
Classified Board of Directors
Our board of directors consists of six members and is divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors are divided among the three classes as follows:
•	the Class I directors include Michael Intrator and Jack Cogen and their terms will expire at the 2026 annual meeting of stockholders;
•	the Class II directors include Margaret C. Whitman and Glenn Hutchins and their terms will expire at the 2027 annual meeting of stockholders; and
•	the Class III directors include Brian Venturo and Karen Boone and their terms will expire at the 2028 annual meeting of stockholders.
Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of CoreWeave Capital Stock, New Tranche 1 Warrants and New Tranche 2 Warrants —Anti-Takeover Provisions.”
Director Independence
Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.
Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that each director other than Michael Intrator and Brian Venturo is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions of CoreWeave Inc.”
Lead Independent Director
Our board of directors has adopted corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our board of directors has appointed Glenn Hutchins to serve as our lead independent director. As lead independent director, Mr. Hutchins provides leadership to our board of directors if circumstances arise in which the role of Chief Executive Officer and chairperson of our board of directors may be, or may be perceived to be, in conflict, and perform such additional duties as our board of directors may otherwise determine and delegate.
Director Nomination Letter
In May 2024, we entered into the Director Nomination Letter with the Magnetar DNL Parties, pursuant to which, until the earlier of the date on which (i) no shares of our Class B common stock are outstanding and (ii) the Magnetar DNL Parties and their affiliates collectively no longer beneficially own at least 4,976,240 shares of our capital stock, if a designee or affiliate of the Magnetar DNL Parties is not then a member of our board of directors, the Magnetar DNL Parties have the collective right to nominate one individual for consideration to serve as a member of our board of directors (the “Magnetar Nominee”). The rights provided in the Director Nomination Letter will terminate upon the earliest of (i) such time as the Magnetar DNL Parties and their affiliates no longer beneficially own at least 4,976,240 shares of our capital stock, (ii) such time no shares of our Class B common stock are outstanding or (iii) the consummation of a merger or consolidation of CoreWeave that is effected (a) for independent business reasons unrelated to extinguishing such rights; and (b) for purposes other than (x) the reincorporation of CoreWeave in a different state; or (y) the formation of a holding company that will be owned exclusively by CoreWeave’s stockholders and will hold all of the outstanding shares of capital stock of CoreWeave’s successor.
Our nominating and governance committee may consider the Magnetar Nominee in its sole discretion in accordance with its charter and the listing requirements and rules of Nasdaq. If our nominating and governance committee approves of the Magnetar Nominee for service on our board of directors, we will have the obligation to support the nomination of the Magnetar Nominee and to cause our board of directors to include the Magnetar Nominee in the slate of nominees recommended to our stockholders for election. To the extent that (a) our nominating and governance committee does not approve of the Magnetar Nominee for service on our board of directors or (b) the

Magnetar Nominee ceases to serve as a director for any reason (other than the failure of our stockholders to elect the Magnetar Nominee as a director), the Magnetar DNL Parties will have the right to nominate another nominee in accordance with the terms of the Director Nomination Letter until such time as a Magnetar Nominee is elected to our board of directors.
Role of Board in Risk Oversight
Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks we face. Throughout the year, senior management reviews these risks with our board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Our board of directors does not have a standing risk management committee. Our board of directors administers this oversight function directly and through various standing committees that address risks in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also reviews any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.
Committees of the Board of Directors
Our board of directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which, pursuant to its respective charter, has the composition and responsibilities described below. Copies of the charters for each committee are available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Our audit committee is composed of Karen Boone, Jack Cogen, and Margaret C. Whitman. Ms. Boone is the chair of our audit committee. The members of our audit committee meet the independence requirements under Nasdaq and SEC rules. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Ms. Boone is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on her any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit committee and board of directors. Our audit committee’s principal functions are to assist our board of directors in its oversight of:
•	selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;
•	ensuring the independence of the independent registered public accounting firm;
•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•	considering the adequacy of our internal controls;
•	reviewing related party transactions that are material or otherwise implicate disclosure requirements; and
•	approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee
Our compensation committee is composed of Karen Boone and Glenn Hutchins. Mr. Hutchins is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under Nasdaq and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:
•	evaluating, recommending, approving and reviewing executive officer and director compensation arrangements, plans, policies and programs maintained by CoreWeave;
•	administering CoreWeave’s cash- and equity-based compensation plans; and
•	reviewing with management the CoreWeave’s organization and people activities.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is composed of Jack Cogen, Glenn Hutchins, and Margaret C. Whitman. Ms. Whitman is the chair of our nominating and corporate governance committee. The members of our nominating and corporate governance committee meet the independence requirements under Nasdaq and SEC rules. Our nominating and corporate governance committee’s principal functions include:
•	identifying, considering, and recommending candidates for membership on our board of directors;
•	developing and recommending our corporate governance guidelines and policies;
•	overseeing the evaluation of our board of directors and our committees;
•	advising our board of directors on corporate governance matters; and
•	advising on any related matters required by federal securities laws.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board or compensation committee during the year ended December 31, 2024.
Director Compensation
2024 Director Compensation
In the year ended December 31, 2024, no compensation was paid to our non-employee members of our board of directors, and as of December 31, 2024, none of our non-employee directors held unvested equity awards.
2025 Director Compensation
Karen Boone
In January 2025, we granted Karen Boone two awards of RSUs: the first award for 17,560 RSUs in connection with the commencement of her service on our board of directors (the “First Boone Award”) and the second award for 1,060 RSUs in connection with the commencement of her service as chair of our audit committee (the “Second Boone Award,” and, together with the First Boone Award, the “Boone RSU Awards”), each under the 2019 Plan, which may vest and be settled for shares of our Class A common stock. Each of the Boone RSU Awards has a ten-year term and will vest based on the satisfaction of service-based and performance-based vesting conditions.
The service-based vesting condition for the First Boone Award will be satisfied as to 1/12th of the total award quarterly over three years, with the first vesting date scheduled for April 6, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Ms. Boone’s continued service with us. The service-based vesting condition for the Second Boone Award will be satisfied as to 1/4th of the total award quarterly over one year, with the first vesting date scheduled for April 6, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Ms. Boone’s continued service with us.
The performance-based vesting condition for the Boone RSU Awards was satisfied in connection with our IPO. Ms. Boone will also receive an annual cash fee of $25,000 in connection with her service on our board of directors, to be paid quarterly and in arrears and to be pro-rated for partial quarters served.

Glenn Hutchins
In February 2025, we granted Glenn Hutchins four awards of RSUs: the first award for 17,340 RSUs in connection with the commencement of his service on our board of directors (the “First Hutchins Award”), the second award for 1,040 RSUs in connection with the commencement of his service as our lead independent director (the “Second Hutchins Award”), the third award for 520 RSUs in connection with the commencement of his service as the chair of our compensation committee (the “Third Hutchins Award”), and the fourth award for 520 RSUs in connection with the commencement of his service as the interim chair of our nominating and corporate governance committee (the “Fourth Hutchins Award,” and, together with the First Hutchins Award, the Second Hutchins Award, and the Third Hutchins Award, the “Hutchins RSU Awards”), each under the 2019 Plan, which may vest and be settled for shares of our Class A common stock. Each of the Hutchins RSU Awards has a ten-year term and will vest based on the satisfaction of service-based and performance-based vesting conditions.
The service-based vesting condition for the First Hutchins Award will be satisfied as to 1/12th of the total award quarterly over three years, with the first vesting date scheduled for May 10, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Mr. Hutchins’s continued service with us. The service-based vesting condition for the Second Hutchins Award, Third Hutchins Award, and Fourth Hutchins Award will each be satisfied as to 1/4th of the total award quarterly over one year, with the first vesting date scheduled for May 10, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Mr. Hutchins’s continued service with us.
The performance-based vesting condition for the Hutchins RSU Awards was satisfied in connection with our IPO. Mr. Hutchins will also receive an annual cash fee of $25,000 in connection with his service on our board of directors, to be paid quarterly and in arrears and to be pro-rated for partial quarters served.
Margaret C. Whitman
In March 2025, we granted Margaret C. Whitman two awards of RSUs: the first award for 14,340 RSUs in connection with the commencement of her service on our board of directors (the “First Whitman Award”) and the second award for 420 RSUs in connection with the commencement of her service as the chair of our nominating and corporate governance committee (the “Second Whitman Award,” and, together with the First Whitman Award, the “Whitman RSU Awards”), each under the 2019 Plan, which may vest and be settled for shares of our Class A common stock. Each of the Whitman RSU Awards has a ten-year term and will vest based on the satisfaction of service-based and performance-based vesting conditions.
The service-based vesting condition for the First Whitman Award will be satisfied as to 1/12th of the total award quarterly over three years, with the first vesting date scheduled for June 14, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Ms. Whitman’s continued service with us. The service-based vesting condition for the Second Whitman Award will be satisfied as to 1/4th of the total award quarterly over one year, with the first vesting date scheduled for June 14, 2025 and each subsequent vesting date occurring on the quarterly anniversary thereof, subject to Ms. Whitman’s continued service with us.
The performance-based vesting condition for the Whitman RSU Awards was satisfied in connection with our IPO. Ms. Whitman will also receive an annual cash fee of $25,000 in connection with her service on our board of directors, to be paid quarterly and in arrears and to be pro-rated for partial quarters served.
Jack Cogen
In March 2025, we granted Jack Cogen one award for 4,780 RSUs (the “Cogen RSU Award”) in connection with his service on our board of directors, which is equivalent to the annual award to be granted to non-employee directors pursuant to our non-employee director compensation policy, as described below. The Cogen RSU Award was granted under the 2019 Plan, has a ten-year term and will be settled for shares of our Class A common stock based on the satisfaction of service-based and performance-based vesting conditions.
The service-based vesting condition for the Cogen RSU Award will be satisfied on the earlier of (i) the date of the next annual meeting of our stockholders and (ii) the first anniversary of the grant date, subject to Mr. Cogen’s continued service with us.

The performance-based vesting condition for the Cogen RSU Award was satisfied in connection with our IPO. Mr. Cogen will also receive the cash compensation pursuant to our non-employee director compensation policy, as described below.
Non-Employee Director Compensation Policy
In connection with the IPO, our board of directors approved a non-employee director compensation policy, pursuant to which our non-employee directors are eligible to receive the fees and equity awards described below. As described above, Mr. Hutchins and Mses. Boone and Whitman received equity grants in 2025, prior to our IPO and in connection with their joining our board of directors. As a result, they will not be eligible to receive the fees and equity awards under our non-employee director compensation policy until the date of our next annual meeting of our stockholders.
Employee directors will receive no additional compensation for their service as members of our board of directors. Michael Intrator and Brian Venturo are each compensated as employees for their service as our Chief Executive Officer and President and Chief Strategy Officer, respectively, and neither receives additional compensation for their service as members of our board of directors. See the section titled “CoreWeave, Inc. Executive and Director Compensation—Summary Compensation Table” for information regarding each of Michael Intrator’s and Brian Venturo’s compensation as our employee.
Cash Compensation
Under our non-employee director compensation policy, each non-employee director is entitled to receive the annual cash compensation set forth below, payable quarterly in arrears and prorated for partial quarters of service.
General Board Service Fee: $25,000.
Lead Independent Director Fee (in addition to the general service fee): $60,000.
Committee Chair Service Fee (in addition to the general service fee):
•	Audit committee chair: $30,000.
•	Compensation committee chair: $20,000.
•	Nominating and governance committee chair: $15,000.
Our non-employee directors may elect, on an annual basis, to convert all of his or her earned cash fees into a number of RSUs granted under the 2025 Plan, which will be fully vested on the date of grant.
Equity Compensation
Each non-employee director is entitled to receive certain equity awards as set forth below. All such equity awards will be granted under the 2025 Plan.
Initial Grant. Each non-employee director who joins our board of directors will be granted, upon the date of his or her initial election or appointment to be a non-employee director (or as soon as practicable thereafter), an initial award of a number of restricted stock units determined by dividing (i) $800,000 by (ii) by the average closing price of our Class A common stock for the 30 calendar day period ending on the last day prior to the date of grant, rounded down to the nearest whole share. The initial award will vest quarterly with respect to 1/12th of the total number of RSUs subject to the award, so long as the non-employee director provides continuous service to us through each vesting date.
Annual Grant. On the date of each annual meeting of our stockholders, each non-employee director who is then-serving, and will continue to serve, on our board of directors will be granted an annual award of a number of RSUs determined by dividing (i) $275,000 by (ii) by the average closing price of our Class A common stock for the 30 calendar day period ending on the last day prior to the date of grant, rounded down to the nearest whole share. The annual award will fully vest on the earliest to occur of (i) the date of the next annual meeting of our stockholders and (ii) the first anniversary of the grant date, in each case subject to the non-employee director’s continuous service through such date.

Each non-employee director’s then-outstanding equity awards granted under the non-employee director compensation policy will become fully vested upon a change in control (as defined in the 2025 Plan), subject to the non-employee director remaining in continuous service until immediately prior to the closing of the change in control.
Limitations on Liability and Indemnification Matters
Our amended and restated certificate of incorporation contains provisions that will limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:
•	any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;
•	any transaction from which the director or officer derived an improper personal benefit; and
•	with respect to officers, any action by or in the right of the corporation.
Our amended and restated certificate of incorporation and our amended and restated bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.
We believe that these provisions in our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

COREWEAVE, INC. EXECUTIVE COMPENSATION
Unless otherwise specified or the context otherwise requires, all references to “CoreWeave,” “we,” “our,” “us” and “our company” in this Section refer to CoreWeave, Inc. and its subsidiaries.
Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2024, were:
•	Michael Intrator, Chief Executive Officer and President;
•	Brian Venturo, Chief Strategy Officer; and
•	Brannin McBee, Chief Development Officer.
Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for the year ended December 31, 2024.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
Michael Intrator, Chief Executive Officer	2024	750,000	2,000,000	—	18,252(3)	2,768,252
Brian Venturo, Chief Strategy Officer	2024	750,000	2,000,000	—	8,865(4)	2,758,865
Brannin McBee, Chief Development Officer	2024	400,000	2,000,000	—	6,154(5)	2,406,154

(1)	The amounts presented represent discretionary bonuses paid for contributions to our performance.
(2)
Each named executive officer was granted an RSU award that was subject to a time-based component and performance-based component (which constitutes the performance condition). As of the applicable grant date, we had not recognized stock-based compensation expense for these awards because achievement of the performance-based vesting component, as the performance condition, was not deemed probable. As a result, no value is included in the table for these awards. Assuming achievement of the performance-based vesting component, the aggregate grant-date fair values of the RSU awards for each of Mr. Intrator, Mr. Venturo, and Mr. McBee would have been $83,230,875, computed in accordance with ASC Topic 718, and representing the highest level of performance condition achievement for these awards. For information regarding the assumptions used in determining the fair value of these awards, please refer to Note 11 of the consolidated financial statements included elsewhere in this proxy statement/prospectus.

(3)	Amounts reported in this column for Mr. Intrator represent the following: $12,692 for company contributions to our 401(k) plan and $5,560 for spousal travel expenses incurred by us.
(4)	Amounts reported in this column for Mr. Venturo represent $8,865 for company contributions to our 401(k) plan.
(5)	Amounts reported in this column for Mr. McBee represent $6,154 for company contributions to our 401(k) plan.
Narrative to Summary Compensation Table
Base Salaries
Our named executive officers receive a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. Mr. Intrator’s annual base salary for 2024 was $750,000, Mr. Venturo’s annual base salary for 2024 was $750,000 and Mr. McBee’s annual base salary for 2024 was $400,000.
Annual Bonuses
We offer our named executive officers the opportunity to earn discretionary cash bonuses based upon individual performance. As described above in the Summary Compensation Table in the column titled “Bonus,” each of our named executive officers received a discretionary cash bonus equal to $2,000,000 with respect to their service during 2024.
Equity Compensation
From time to time, we have granted equity awards in the form of stock options and restricted stock units to our named executive officers, which are subject to vesting based on each named executive officer’s continued service with us. Our stock options generally allow employees to purchase shares of our Class A common stock at an exercise price equal to the fair market value of a share on the date of grant, as determined by the board of directors. Our stock options typically vest over a four-year period, with new hire grants vesting as to 25% of the underlying shares on the first anniversary of the date of grant and in equal monthly installments over the following three-year period, and refresh, promotion, or merit-based grants vesting in equal monthly installments over the four-year period following the date of grant, in each case, subject to the holder’s continued service with us. Our restricted stock unit grants generally vest based on the satisfaction of a time-based vesting component and a performance-based vesting component. The performance-based vesting component was satisfied in connection with our IPO. The time-based vesting component for newly hired employees is generally satisfied as to 25% of the restricted stock units on the first anniversary of the applicable vesting commencement date and in equal quarterly installments over the subsequent three years, and the time-based component for refresh, promotion, or merit-based grants is generally satisfied in equal quarterly installments over four years. From time to time, our board of directors may also construct alternate vesting schedules as it determines are appropriate to motivate particular employees.
Each of our named executive officers currently holds outstanding stock options to purchase shares of our Class A common stock that were granted under our 2019 Plan, as set forth in the “—Outstanding Equity Awards at Fiscal 2024 Year-End” below. The options we grant to employees are intended to qualify as “incentive stock options” to the extent permitted under the U.S. Internal Revenue Code of 1986, as amended. Pursuant to certain equity exchange right agreements entered into with Michael Intrator, Brian Venturo, and Brannin McBee, each of Mr. Intrator, Mr. Venturo, and Mr. McBee has been granted Equity Exchange Rights in connection with the shares of Class A common stock underlying their outstanding options to require us to exchange any shares of Class A common stock that the named executive officer acquires upon the exercise of such stock option awards for an equivalent number (or value) of shares of our Class B common stock. See the section titled “Certain Relationships and Related Party Transactions of CoreWeave Inc.—Other Transactions—Equity Exchange Right Agreements” for more information on the Equity Exchange Rights.
In December 2024, our board of directors granted RSU awards in respect of 1,750,000 shares of our Class A common stock to each of Messrs. Intrator, Venturo, and McBee. The RSU awards vest upon satisfaction of both a service-based condition and a performance-based condition. The service-based condition is satisfied in 16 quarterly installments beginning on March 31, 2025 through December 31, 2028, subject to continued service with us as of each such date. The performance-based condition was satisfied in connection with our IPO.
In connection with the IPO, we adopted the 2025 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers), and consultants of our company and to enable our company to obtain and retain services of these individuals. Following the effective date of the 2025 Plan, we no longer make any further grants under our 2019 Plan, However, the 2019 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. For additional information about the 2025 Plan, please see the section titled “Stock Plans” below.
Other Elements of Compensation
Welfare and Other Benefits
We provide health, dental, vision, life, and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to all other eligible U.S. employees.
We also sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan. Our named executive officers are eligible to participate in our employee benefit plans, including our 401(k) plan, on the same basis as our other employees. During the year ended December 31, 2024, we made matching contributions of up to 1.7% of each of our named executive officer’s base salary.

Outstanding Equity Awards at Fiscal 2024 Year-End
The following table presents, for each of our named executive officers, information regarding outstanding stock options to purchase shares of Class A common stock held as of December 31, 2024.

			Option Awards(1)				Stock Awards(1)
Name	Vesting Commencement Date	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Michael Intrator Chief Executive Officer	2/26/2021	2/26/2021(2)	500,000	—	0.38	2/25/2031
	12/29/2022	12/29/2022(3)	250,000	250,000	1.07	12/28/2027
	6/28/2023	6/28/2023(4)	1,120	1,880	2.80	6/27/2028
	7/16/2023	7/16/2023(5)	708,320	1,291,680	2.80	7/15/2028
	12/31/2024	12/31/2024(6)					1,750,000
Brian Venturo Chief Strategy Officer	8/31/2020	8/31/2020(7)	2,400,000	—	0.13	8/30/2030
	12/29/2022	12/29/2022(8)	250,000	250,000	1.07	12/28/2027
	6/28/2023	6/28/2023(9)	1,120	1,880	2.80	6/27/2028
	7/16/2023	7/16/2023(10)	708,320	1,291,680	2.80	7/15/2028
	12/31/2024	12/31/2024(11)					1,750,000
Brannin McBee Chief Development Officer	12/29/2022	12/29/2022(12)	100,000	100,000	1.07	12/28/2027
	6/28/2023	6/28/2023(13)	1,120	1,880	2.54	6/27/2033
	7/16/2023	7/16/2023(12)	354,160	645,840	2.54	7/15/2033
	12/31/2024	12/31/2024(14)					1,750,000

(1)	All outstanding equity awards were granted under the 2019 Plan.
(2)
The fully vested option award vested as to 1/3rd of the total award on the first anniversary of the vesting commencement date and as to 1/36th of the total award on each monthly anniversary thereafter, subject to Mr. Intrator’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(3)
The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. Intrator’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(4)
The option award vests as to 1/4th of the total award on the first anniversary of the vesting commencement date and as to 1/48th of the total award on each monthly anniversary thereafter, subject to Mr. Intrator’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. Mr. Intrator was a holder of greater than 10% of our shares of common stock at the time of grant so, pursuant to Section 422 of the Code (as defined below), the exercise price of this incentive stock option award reflects 110% of the fair market value of our common stock at the time of grant.

(5)
The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. Intrator’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. Mr. Intrator was a holder of greater than 10% of our shares of common stock at the time of grant so, pursuant to Section 422 of the Code, the exercise price of this incentive stock option award reflects 110% of the fair market value of our common stock at the time of grant.

(6)
The RSUs vest based on the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition and performance-based vesting condition were not satisfied as to any of the RSUs as of December 31, 2024. The RSUs vest as to 1/16th of the total award and may be settled for shares of Class A common stock on each quarterly anniversary of the vesting commencement date, once the performance-based vesting condition has been satisfied and subject to Mr. Intrator’s continued service with us. The performance-based vesting condition was satisfied in connection with our IPO.

(7)
The fully vested option award vested as to 1/3rd of the total award on the first anniversary of the vesting commencement date and as to 1/36th of the total award on each monthly anniversary thereafter, subject to Mr. Venturo’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(8)
The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. Venturo’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(9)
The option award vests as to 1/4th of the total award on the first anniversary of the vesting commencement date and as to 1/48th of the total award on each monthly anniversary thereafter, subject to Mr. Venturo’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. Mr. Venturo was a holder of greater than 10% of our shares of common stock at the time of grant so, pursuant to Section 422 of the Code, the exercise price of this incentive stock option award reflects 110% of the fair market value of our common stock at the time of grant.

(10)
The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. Venturo’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights. Mr. Venturo was a holder of greater than 10% of our shares of common stock at the time of grant so, pursuant to Section 422 of the Code, the exercise price of this incentive stock option award reflects 110% of the fair market value of our common stock at the time of grant.
(11)
The RSUs vest based on the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition and performance-based vesting condition were not satisfied as to any of the RSUs as of December 31, 2024. The RSUs vest as to 1/16th of the total award and may be settled for shares of Class A common stock on each quarterly anniversary of the vesting commencement date, once the performance-based vesting condition has been satisfied and subject to Mr. Venturo’s continued service with us. The performance-based vesting condition was satisfied in connection with our IPO.

(12)
The option award vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to Mr. McBee’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(13)
The option award vests as to 1/4th of the total award on the first anniversary of the vesting commencement date and as to 1/48th of the total award on each monthly anniversary thereafter, subject to Mr. McBee’s continued service with us. The shares of Class A common stock issuable upon the exercise of this option award are exchangeable for shares of Class B common stock pursuant to the Equity Exchange Rights.

(14)
The RSUs vest based on the satisfaction of both a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition and performance-based vesting condition were not satisfied as to any of the RSUs as of December 31, 2024. The RSUs vest as to 1/16th of the total award and may be settled for shares of Class A common stock on each quarterly anniversary of the vesting commencement date, once the performance-based vesting condition has been satisfied and subject to Mr. McBee’s continued service with us. The performance-based vesting condition was satisfied in connection with our IPO.

Executive Compensation Arrangements
Executive Offer Letters
As our Co-Founders, our named executive officers did not enter into offer letters or any other formal arrangements or understandings with us regarding their employment. We currently do not have employment agreements or offer letters with any of our named executive officers. All of our named executive officers are employed on an at-will basis, with no fixed term of employment. Each of our named executive officers will receive benefits upon certain qualifying terminations as described in the section titled “—Change of Control and Severance Arrangements.”
Executive Severance and Change in Control Plan
We have adopted an executive severance and change in control plan, under which each of our named executive officers participates.
The executive severance and change in control plan provides that, upon a termination by us of an executive without “cause” or by the executive due to “good reason” (each as defined in the executive severance and change in control plan), the executive will receive (i) a lump sum payment equal to 12 months of such executive’s base salary and (ii) continued payment of COBRA premiums for 12 months (or, if earlier, until the date that the executive is eligible for substantially equivalent coverage under a subsequent employer’s plan).
The executive severance and change in control plan also provides that, if such termination of employment occurs within three months prior to, or 12 months following, a “change in control” (as defined in the executive severance and change in control plan), the executive will receive (i) a lump sum payment equal to 12 months of base salary, (ii) continued payment of COBRA premiums for 12 months (or, if earlier, when the executive is eligible for substantially equivalent coverage under a subsequent employer’s plan), and (iii) full accelerated vesting of all outstanding and unvested equity award held by the executive, provided that any outstanding and unvested equity awards subject to performance conditions will instead be subject to the terms set forth in the applicable award agreements.
If our named executive officers are entitled to any benefits other than the benefits under the executive severance and change in control plan, each of his benefits under the executive severance and change in control plan shall be provided only to the extent more favorable than the corresponding benefit under such other arrangement. All such severance payments and benefits under the executive severance and change in control plan will be subject to each executive’s execution of a general release of claims against us.
Stock Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and members of our board of directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

2019 Stock Option Plan
The purpose of the 2019 Plan, adopted in July 2019, was to attract, retain, and motivate eligible employees, directors, and consultants whose contributions are important to the success of our business.
Termination. We terminated the 2019 Plan upon the effective date of our 2025 Plan (described below). No new awards have been granted, or will be granted, under the 2019 Plan following the effective date of our 2025 Plan. Any outstanding awards granted under the 2019 Plan will remain outstanding, subject to the terms of our 2019 Plan and applicable award agreements, until such awards are exercised or until they terminate or expire by their terms.
As of December 31, 2024, options to purchase 7,213,820 shares had been exercised and options to purchase 47,218,580 shares remained outstanding, with a weighted-average exercise price of $1.75 per share. As of December 31, 2024, 15,454,720 awards of RSUs were granted under the 2019 Plan. No shares of restricted stock and no stock appreciation rights (“SARs”) were granted under the 2019 Plan. Certain options granted under the 2019 Plan are early exercisable and may be exercised for unvested shares of our common stock subject to a repurchase right.
Administration. Our 2019 Plan is administered by our board of directors or a committee appointed by our board of directors, referred to herein as the “administrator.” Subject to the terms of the 2019 Plan, the administrator has the authority to, among other things, construe and interpret our 2019 Plan as well as to prescribe, amend and rescind rules and regulations relating to the 2019 Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the 2019 Plan.
Eligibility. Pursuant to the 2019 Plan, we were permitted to grant incentive stock options (“ISOs”) only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who were also employees). We were permitted to grant non-statutory stock options (“NQSOs”), RSUs, SARs, and shares of restricted stock to our employees (including officers and directors who were also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our parent and subsidiaries, as applicable.
Stock Options. The 2019 Plan provided for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) NQSOs to purchase shares of our Class A common stock, each at a stated exercise price. The exercise price of each option must be at least equal to the fair market value of our common stock on the date of grant (unless otherwise determined by the administrator). However, the exercise price of any ISO granted to an individual who owned more than ten percent of the total combined voting power of all classes of our capital stock at the time of grant was required be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator determined the vesting schedule applicable to each option. The maximum permitted term of options granted under our 2019 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who owned more than ten percent of the total combined voting power of all classes of our capital stock at the time of grant is five years from the date of grant.
Restricted Stock Units. The 2019 Plan also allowed for the grant of restricted stock units (“RSUs”), with terms as generally determined by the administrator (in accordance with the 2019 Plan) and to be set forth in an award agreement. RSUs represent the right to receive shares of our Class A common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. Generally, the vesting of our RSUs granted under the 2019 Plan is upon satisfaction of both a performance-based vesting condition and a time-based vesting schedule on or before the expiration date of such RSUs. RSUs will be forfeited in case of a termination of employment or service before the satisfaction of both the performance-based vesting condition and the time-based vesting schedule or, otherwise, generally in case of non-satisfaction of either the performance-based vesting condition or the time-based vesting schedule. The performance-based vesting condition was satisfied in connection with our IPO. RSUs that remained unvested as of the date of the IPO due to the RSUs’ time-based vesting schedule will continue to vest after the performance-based vesting condition for so long as the holder remains in continuous service status through each such time-based vesting date.
Restricted Stock, Stock Appreciation Rights. In addition, the 2019 Plan allowed for the grant of restricted stock awards (“RSAs”) and SARs, with terms as generally determined by the administrator (in accordance with the 2019 Plan) and to be set forth in an award agreement. We did not grant any shares of restricted stock or any SARs under the 2019 Plan, provided that certain options granted under the 2019 Plan are early exercisable and are exercised for unvested shares of our common stock subject to a repurchase right.

Limited Transferability. Unless otherwise determined by the administrator, awards granted under the 2019 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution and, with respect to NQSOs, by instrument to an inter vivos or testamentary trust in which the NQSOs are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.
Change of Control. In the event that we are subject to an “acquisition” or “other combination” (as defined in the 2019 Plan and generally meaning, collectively, a merger, a sale or transfer of more than 50% of the voting power of all of our outstanding securities, or a sale of all or substantially all of the assets of ours), the 2019 Plan provides that awards will be subject to the agreement evidencing such acquisition or other combination, which agreement need not treat all awards in a similar manner. Such agreement may, without the participant’s consent, provide for the continuation of outstanding awards, the assumption or substitution of awards, the acceleration of vesting of awards, the settlement of awards (whether or not vested) in cash, securities, or other consideration, or the cancellation of such awards for no consideration.
Adjustments. In the event that the number of outstanding shares of our Class A common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2019 Plan (i) the exercise prices of and number of shares subject to outstanding options and SARs, and (ii) the purchase prices of and/or number of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted (subject to required action by the board or our stockholders).
Exchange, repricing, and buyout of awards. The administrator may modify, extend, or renew awards or issue new awards in exchange for the surrender and cancellation of any or all outstanding awards, provided that any such action will require the consent of the respective participants to the extent that any such action would impair any of the participants’ existing rights. The administrator may, without prior stockholder approval, reduce the exercise price of options or SARs or buy an award previously granted with payment in cash, shares or other consideration, in each case, subject to the terms of the 2019 Plan.
Dissolution or Liquidation. Our board of directors may terminate any and all outstanding options, RSUs, or SARs upon a dissolution or liquidation of us.
2025 Equity Incentive Plan
In February 2025, our board of directors and our stockholders approved our 2025 Plan as a successor to our 2019 Plan, which became effective on the date immediately prior to the pricing of the IPO. The 2025 Plan authorizes the award of both ISOs, which are intended to qualify for tax treatment under Section 422 of the Code, and NQSOs, as well for the award of RSAs, SARs, RSUs, and performance and stock bonus awards. Pursuant to the 2025 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Share Reserve. We have initially reserved 50,000,000 shares of our Class A common stock, plus any reserved shares of our Class A common stock not issued or subject to outstanding grants under the 2019 Plan on the effective date of the 2025 Plan, for issuance as our Class A common stock pursuant to awards granted under our 2025 Plan. The number of shares reserved for issuance under our 2025 Plan will increase automatically on January 1 of each of 2026 through 2035 by the number of shares equal to the lesser of (a) five percent of the aggregate number of outstanding shares of all classes of our common stock plus the total number of shares of our Class A common stock issuable upon conversion of preferred stock (if any), in each case as of the immediately preceding December 31, or (b) such number of shares of our Class A common stock as may be determined by our board of directors or our compensation committee.
In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our 2025 Plan:
•	shares subject to options or SARs granted under our 2025 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
•	shares subject to awards granted under our 2025 Plan that are subsequently forfeited or repurchased by us at the original issue price;
•	shares subject to awards granted under our 2025 Plan that otherwise terminate without such shares being issued;

•	shares subject to awards granted under our 2025 Plan that are surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);
•	shares issuable upon the exercise of options granted under our 2019 Plan that, after the effective date of the 2025 Plan, are forfeited;
•	shares issued pursuant to awards granted under our 2019 Plan that are forfeited or repurchased by us at the original price after the effective date of the 2025 Plan; and
•	shares subject to awards under our 2019 Plan or our 2025 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.
Shares of our Class A common stock that were either reserved, but not issued under the 2019 Plan prior to the IPO, or issued under the 2019 Plan and later become available for grant under our 2025 Plan, either as set forth above, shall be issued under the 2025 Plan only as shares of our Class A common stock.
Administration. Our 2025 Plan is administered by our compensation committee or by our board of directors acting in place of our compensation committee. Subject to the terms and conditions of the 2025 Plan, the administrator has the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2025 Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the 2025 Plan or any award granted thereunder. The 2025 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our board of directors.
Options. The 2025 Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code, and NQSOs to purchase shares of our Class A common stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2025 Plan must be at least equal to the fair market value of our Class A common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our Class A common stock on the date of grant.
Options may vest based on service and/or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. No more than 150,000,000 shares may be issued pursuant to ISOs. The maximum term of options granted under our 2025 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Awards. An RSA is an offer by us to grant or sell shares of our Class A common stock subject to restrictions, which may lapse based on the satisfaction of service and/or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares will be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.
Stock Appreciation Rights. An SAR provides for a payment, in cash or shares of our Class A common stock (up to a specified maximum of shares, if determined by the administrator), to the participant based upon the difference between the fair market value of our Class A common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. SARs may vest based on service and/or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.
Restricted Stock Units. An RSU represents the right to receive shares of our Class A common stock at a specified date in the future and may be subject to vesting based on service and/or achievement of performance conditions. RSUs may be settled in cash, shares of our Class A common stock, or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2025 Plan and any applicable award agreement (which may provide for settlement only in shares). No RSU may have a term that is longer than ten years from the date of grant.

Performance Awards. A performance award granted pursuant to the 2025 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our Class A common stock that may be settled in cash, property, or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.
Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our Class A common stock, or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service and/or performance conditions.
Dividend Equivalent Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our Class A common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by us.
Change of Control. Our 2025 Plan provides that, in the event of a corporate transaction that constitutes a change of control of our company under the terms of the plan, outstanding awards will be subject to the agreement evidencing the change of control, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards, (2) the assumption of the outstanding awards by the surviving corporation or a parent or subsidiary of the surviving corporation, (3) the substitution by the surviving corporation or a parent or subsidiary of the surviving corporation of new options or substantially equivalent equity awards for the outstanding awards, (4) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or other terms of forfeiture and accelerated expiration of the award, or (5) may be settled for their intrinsic value (whether or not then vested or exercisable) in cash, cash equivalents, or equity (including cash or equity subject to deferred vesting and delivery consistent with vesting restrictions applicable to such awards or the underlying shares) followed by the cancellation of such awards, provided however, that such awards may be cancelled without consideration if such awards have no value, as determined by our compensation committee, in its discretion, in each case without the participant’s consent. The successor corporation may also issue, as replacement of our outstanding shares held by a participant, substantially similar shares, or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation refuses to assume, substitute, or replace any award in accordance with the 2025 Plan, then notwithstanding any other provision in the 2025 Plan to the contrary, each such award shall become fully vested and, as applicable, exercisable and any rights of repurchase or forfeiture restrictions thereon will lapse, immediately prior to the consummation of the corporate transaction. Awards subject to performance-based vesting that are not assumed pursuant to the foregoing shall be deemed earned and vested at 100% of target level, unless otherwise indicated pursuant to the terms and conditions of the applicable award agreement.
If an award vests in lieu of assumption or substitution in connection with a corporate transaction as provided above, our board of directors or our compensation committee will notify the holder of such award in writing or electronically that such award will be exercisable for a period of time determined by our board of directors or our compensation committee, in its sole discretion, and such award will terminate upon the expiration of such period without consideration. Any determinations by our board of directors or our compensation committee need not treat all outstanding awards in an identical manner, and shall be final and binding on each applicable participant. Our board of directors shall have full power and authority to assign our right to repurchase, right to re-acquire, and/or forfeiture rights to such successor or acquiring corporation.
The vesting of all awards granted to our non-employee directors under our 2025 Plan shall accelerate in full in the event of a corporate transaction.
Adjustment. In the event of a change in the number or class of outstanding shares of our Class A common stock, without consideration, by reason of a stock dividend, extraordinary dividend, or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in our capital structure, proportional adjustments will be made to the number and class of shares reserved for issuance under our 2025 Plan; the exercise prices, number, and class of shares subject to outstanding options or SARs; the number and class of shares subject to other outstanding awards; and any applicable maximum award limits with respect to ISOs.

Exchange, Repricing, and Buyout of Awards. The administrator may, without prior stockholder approval, (1) reduce the exercise price of outstanding options or SARs without the consent of any participant (provided that written notice of the repricing is provided to such participants) and (2) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2025 Plan.
Director Compensation Limits. No non-employee director may receive awards under our 2025 Plan in consideration for such director’s service as a non-employee director with a grant date value that when combined with cash compensation received for such director’s service as a non-employee director, exceeds $1 million in a calendar year or $1.5 million in the calendar year of his or her initial service as a non-employee director with us. Awards granted, or cash compensation paid, to an individual while he or she was serving in the capacity as an employee or in consideration of services as a consultant will not count for purposes of this limitation.
Clawback; Transferability. All awards are subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our board of directors or required by law, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2025 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.
Sub-plans. Subject to the terms of the 2025 Plan, the plan administrator may establish a sub-plan under the 2025 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.
Amendment; Termination. Our board of directors or compensation committee may amend our 2025 Plan at any time, subject to stockholder approval as may be required. Our 2025 Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. No termination or amendment of the 2025 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2025 Plan.
2025 Employee Stock Purchase Plan
In February 2025, our board of directors and our stockholders approved our 2025 ESPP, which became effective on the date of the pricing of the IPO to enable eligible employees to purchase shares of our Class A common stock with accumulated payroll deductions.
The 2025 ESPP includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the 2025 ESPP or determined by the board of directors or the compensation committee, the Non-423 Component (if any) will operate and be administered in the same manner as the 423 Component.
Share Reserve. We have initially reserved 10,000,000 shares of our Class A common stock for issuance and sale under our 2025 ESPP. The number of shares reserved for issuance and sale under our 2025 ESPP will increase automatically on January 1st of each of 2026 through 2035 by the number of shares equal to the lesser of (a) the number of shares equal to 1% of the sum of the total number of outstanding shares of all classes of our common stock plus the total number of shares of our Class A common stock issuable upon conversion of preferred stock (if any), in each case outstanding as of the immediately preceding December 31 and (b) such number of shares of our Class A common stock determined by our board of directors or compensation committee; provided, that our board of directors or our compensation committee may in its sole discretion reduce the amount of the increase in any particular calendar year. Subject to stock splits, recapitalizations, or similar events, no more than 100,000,000 shares of our Class A common stock may be issued over the term of our 2025 ESPP.
Administration. Our 2025 ESPP is administered by our compensation committee or by our board of directors acting in place of our compensation committee, subject to the terms and conditions of our 2025 ESPP. Among other things, the administrator has the authority to determine eligibility for participation in our 2025 ESPP (to the extent permitted by applicable law), designate separate offerings under the plan (and determine the length of such offerings), and construe, interpret, and apply the terms of the plan.
Eligibility. Employees eligible to participate in any offering pursuant to our 2025 ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period.

However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year, are certain highly compensated employees as determined in accordance with applicable tax laws or are certain employees who are citizens or residents of a foreign jurisdiction if such participation is prohibited under applicable local laws or would violate the requirements of Section 423 of the Code (with respect to an offering under a 423 Component). In addition, any employee who owns (or is deemed to own because of attribution rules) 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who owns such amount because of participation in our 2025 ESPP, is not eligible to participate in our 2025 ESPP. The administrator may impose additional restrictions on eligibility from time to time.
Offerings. Under our 2025 ESPP, eligible employees are offered the option to purchase shares of our Class A common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under our 2025 ESPP during any given purchase period is 85% of the lesser of the fair market value of our Class A common stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the applicable purchase period.
No participant may purchase more than 5,000 shares of our Class A common stock (or such greater or lesser number as our compensation committee may determine) during any one purchase period and may not subscribe for more than $25,000 in fair market value of shares of our Class A common stock (determined as of the date the offering period commences) in any calendar year in which the offering is in effect.
Adjustments Upon Recapitalization. If the number or class of outstanding shares of our Class A common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number or class of shares of our Class A common stock that are available under our 2025 ESPP, the purchase price and number or class of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Change of Control. If we experience a change of control transaction as determined under the terms of our 2025 ESPP, any offering period then in effect will be assumed or an equivalent option substituted by the successor corporation or a parent or a subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the purchase right, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of the change of control transaction, and our 2025 ESPP will terminate on the closing of the change of control.
Transferability. Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to their account or any rights regarding an election to purchase shares pursuant to our 2025 ESPP other than by will or the laws of descent or distribution.
Amendment; Termination. The board of directors or compensation committee may amend, suspend, or terminate our 2025 ESPP at any time without stockholder consent, except as required by law. Unless earlier terminated, our 2025 ESPP terminates upon the earlier to occur of the issuance of all shares of our Class A common stock reserved for issuance under our 2025 ESPP, or the tenth anniversary of the effective date.
Compensation Recovery Policy
In February 2025, we adopted a Compensation Recovery Policy (the “Compensation Recovery Policy”). The Compensation Recovery Policy is in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC in October 2022, and consistent with the corresponding Nasdaq listing standards (together, the “Clawback Rules”). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our financial statements, we are required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules, including both cash and equity compensation) paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable is the amount of any incentive-based compensation received by the executive officer based on the financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.

THE CORE SCIENTIFIC SPECIAL MEETING
General
This proxy statement/prospectus is being provided to Core Scientific stockholders as part of a solicitation of proxies by the Core Scientific board for use at the Special Meeting and at any adjournments or postponements of such Special Meeting. This proxy statement/prospectus provides Core Scientific stockholders with important information about the Special Meeting and should be read carefully in its entirety. In addition, this proxy statement/prospectus constitutes a prospectus for CoreWeave in connection with the issuance by CoreWeave of shares of CoreWeave common stock and CoreWeave warrants pursuant to the Merger Agreement.
Date, Time and Place of the Special Meeting
The Special Meeting will be a virtual meeting conducted exclusively via live webcast online at www.virtualshareholdermeeting.com/CORZ2025SM starting at 10:00 a.m., Eastern Time (with log-in beginning at 9:45 a.m., Eastern Time) on October 30, 2025. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.
To attend the virtual Special Meeting, you must be a stockholder on the record date and have previously registered to attend the meeting. Register to attend the Special Meeting on or before 10:00 a.m., Eastern Time on October 29, 2025 by visiting www.proxyvote.com. You will need the 16-digit control number found on your WHITE proxy card or WHITE voting instruction form. You will receive a confirmation e-mail with information on how to attend the meeting. After you have registered, you will be able to participate in the Special Meeting by visiting www.virtualshareholdermeeting.com/CORZ2025SM and entering the same 16-digit control number you used to preregister and as shown in your confirmation e-mail. Beneficial stockholders who do not have a 16-digit control number should follow the instructions provided on the voting instruction form provided by your broker, bank, or other nominee. In addition to registering for the meeting, beneficial holders that wish to vote at the meeting must obtain a legal proxy from their bank, broker, or other nominee prior to the meeting. You will need to have an electronic image (such as a pdf file or scan) of the legal proxy with you if you are voting at the meeting.
Purposes of the Special Meeting
The Special Meeting is being held to consider and vote upon the following proposals:
•
Proposal 1—the Merger Agreement Proposal: to adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and the material provisions of which are summarized in the section titled “The Merger Agreement” beginning on page 219 of this proxy statement/prospectus, pursuant to which, among other things, Merger Sub will merge with and into Core Scientific and each outstanding share of Core Scientific common stock will be converted into the right to receive 0.1235 shares of CoreWeave common stock.

•
Proposal 2—the Advisory Compensation Proposal: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Core Scientific’s named executive officers that is based on or otherwise related to the Merger, the estimated value of which is disclosed in the table in the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Scientific’s Named Executive Officers” beginning on page 255 of this proxy statement/prospectus.

Recommendation of the Core Scientific Board
At a meeting held on July 7, 2025, the Core Scientific board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and conditions set forth in the Merger Agreement, were fair to and in the best interests of Core Scientific and its stockholders, (ii) approved and deemed advisable the execution and delivery of the Merger Agreement, the performance by Core Scientific of its covenants and agreements contained in the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Core Scientific stockholders and resolved to recommend that Core Scientific stockholders approve the Merger and adopt the Merger Agreement. The Core Scientific board unanimously recommends that the Core Scientific stockholders vote:

•	Proposal 1: “FOR” the Merger Agreement Proposal; and
•	Proposal 2: “FOR” the Advisory Compensation Proposal.
This proxy statement/prospectus contains important information regarding these proposals and factors that Core Scientific stockholders should consider when deciding how to cast their votes. Core Scientific stockholders are encouraged to read carefully this proxy statement/prospectus in its entirety, including the annexes to this proxy statement/prospectus and documents incorporated by reference into this proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the Merger.
Voting by Directors and Executive Officers
On September 19, 2025, Core Scientific directors and executive officers, as a group, beneficially owned and were entitled to vote 2,589,638 shares of Core Scientific common stock, or approximately 0.8% of the issued and outstanding shares of Core Scientific common stock.
Attendance at the Special Meeting
Only Core Scientific stockholders of record on the Core Scientific record date, beneficial owners of Core Scientific common stock on the Core Scientific record date and holders of valid proxies for the Special Meeting may attend the virtual Special Meeting. A participating stockholder who logs on to the meeting using his, her or its unique 16-digit control number will also be able to examine the stockholder list during the Special Meeting by following the instructions provided on the meeting website.
Record Date
The Core Scientific board has fixed the close of business on September 19, 2025 as the Core Scientific record date for the determination of the Core Scientific stockholders entitled to receive notice of, and to vote at, the Special Meeting. The Core Scientific stockholders of record on the Core Scientific record date are the only Core Scientific stockholders that are entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements of the Special Meeting.
Outstanding Shares and Voting Rights of Core Scientific Stockholders
As of the close of business on September 19, 2025, there were 307,355,193 shares of Core Scientific common stock issued and outstanding.
Stockholder List
A complete list of registered Core Scientific stockholders entitled to vote at the Special Meeting will be available for inspection at Core Scientific’s principal executive offices at 701 Brickell Ave, Suite 2500, Miami, FL 33131, during ordinary business hours, for a period of no less than ten days before the Special Meeting and will be available during the virtual Special Meeting at www.virtualshareholdermeeting.com/CORZ2025SM. If a Core Scientific stockholder wants to inspect the stockholder list, such stockholder should call the Core Scientific corporate secretary at (512) 402-5233 to schedule an appointment or request access.
Quorum; Abstentions and Broker Non-Votes
In order for business to be conducted at the Special Meeting, a quorum must be present. A quorum at the Special Meeting requires the presence, virtually or by proxy, of the holders of a majority of the voting power of the outstanding shares of Core Scientific common stock entitled to vote at the Special Meeting. An abstention occurs when a stockholder is present for purposes of a quorum by virtually attending the Special Meeting and either does not vote or submits a ballot marked “abstain”. An abstention also occurs when a stockholder does not attend the meeting virtually and instead submits a proxy with an “abstain” instruction. Abstentions will be counted for purposes of determining whether there is a quorum at the Special Meeting.
Brokers, banks and other nominees who hold shares of Core Scientific common stock in “street name” for their customers do not have discretionary authority to vote the shares with respect to matters considered to be “non-routine.” The Merger Agreement Proposal and the Advisory Compensation Proposal are both “non-routine” matters. Accordingly, if brokers, banks or other nominees do not receive specific voting instructions from the beneficial owner of shares held in street name, they may not vote such shares with respect to these proposals. Under such circumstances, a “broker non-vote” would arise. “Broker non-votes,” if any, will not be counted for purposes of determining whether there is a quorum at the Special Meeting.
Adjournment
If a quorum is not present or represented or if there are not sufficient votes for the approval of the Merger Agreement Proposal and the Advisory Compensation Proposal, Core Scientific expects that the Special Meeting will be adjourned by the chairperson of the Special Meeting to solicit additional proxies, subject to the limitations on such actions set forth in the Merger Agreement. In addition, the holders of a majority in voting power of Core Scientific common stock entitled to vote at the Special Meeting who are present virtually or by proxy at the Special Meeting have the power to adjourn such meeting, whether or not a quorum is present.
No notice of the reconvened meeting is required to be given if the date, time and place (including the means of remote communication) are (i) announced at the Special Meeting, (ii) displayed during the time scheduled for the Special Meeting, on the same electronic network used to enable stockholder and proxyholders to participate in the meeting by means of remote communication or (iii) set forth in the notice of the Special Meeting given in accordance with Core Scientific’s bylaws, provided however, if the adjournment is for more than 30 days, the notice of the reconvened meeting must be given to each stockholder of record entitled to vote at the reconvened Special Meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Core Scientific board must fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date so fixed for notice of such adjourned meeting. At any reconvened Special Meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the Special Meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Special Meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.
Vote Required
The votes required for each proposal are as follows:
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Proposal 1—the Merger Agreement Proposal. The affirmative vote of holders of a majority of the issued and outstanding shares of Core Scientific common stock on the Core Scientific record date and entitled to vote thereon is required to adopt the Merger Agreement Proposal. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Core Scientific stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Core Scientific stockholder will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. Because the Merger Agreement Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, and will not be able to vote on the Merger Agreement Proposal absent instructions from the beneficial owner of any Core Scientific shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

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Proposal 2—the Advisory Compensation Proposal. The affirmative vote of the holders of a majority of the votes cast on such matter, voting affirmatively or negatively (excluding abstentions and broker non-votes), where a quorum is present, is required to approve the Advisory Compensation Proposal. The required vote on the Advisory Compensation Proposal is based on the number of shares actually voted—not the number of outstanding shares of Core Scientific common stock entitled to be voted thereon. Abstentions from voting by a Core Scientific stockholder attending the Special Meeting or a failure to attend the Special Meeting virtually or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, those shares will not be counted as present or represented by proxy at the Special Meeting and, as a result, will have no effect on the outcome of the vote on the Advisory Compensation Proposal. While the Core Scientific board intends to consider the vote resulting from the Advisory Compensation Proposal, the vote is advisory only and therefore not binding on Core

Scientific, and, if the proposed Merger Agreement is adopted by Core Scientific stockholders and the Merger is consummated, the compensation that is the subject of the Advisory Compensation Proposal, including amounts Core Scientific is contractually obligated to pay, will be payable even if the Advisory Compensation Proposal is not approved.
How to Vote
Core Scientific stockholders of record and beneficial owners of Core Scientific common stock on the Core Scientific record date may vote their shares of Core Scientific common stock by submitting a proxy or may vote virtually online at the Special Meeting by following the instructions provided on the proxy card or voting instruction form received. Core Scientific recommends that Core Scientific stockholders entitled to vote submit a proxy prior to the Special Meeting even if they plan to attend the virtual Special Meeting.
Core Scientific stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Special Meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Core Scientific board.
Two Seas has filed a preliminary proxy statement in connection with the Special Meeting. It is recommended that Core Scientific stockholders disregard any proxy card sent to them by or on behalf of any person other than Core Scientific, including the gold proxy card and solicitation materials sent by or on behalf of Two Seas, which is soliciting proxies to vote against the Merger Agreement Proposal and Advisory Compensation Proposal. If you have submitted such a proxy card (including a gold proxy card), it is recommended that you subsequently recast your vote as instructed on the WHITE proxy card mailed to you by Core Scientific, which will revoke any earlier dated proxy card that you submitted. Only the last validly executed proxy that you submit will be counted and such proxy will be counted only if it has been received by 11:59 p.m., Eastern Time on October 29, 2025.
Record Holders
Core Scientific stockholders of record may vote in one of the following ways:
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Internet: Core Scientific stockholders of record may submit their proxy over the internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time, on October 29, 2025. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Core Scientific stockholders who submit a proxy this way need not send in their proxy card by mail.

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Telephone: Core Scientific stockholders of record may submit their proxy by calling 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time, on October 29, 2025. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Core Scientific stockholders who submit a proxy this way need not send in their proxy card by mail.

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Mail: Core Scientific stockholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this proxy statement/prospectus. Core Scientific stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Special Meeting.

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Online During the Virtual Meeting: Core Scientific stockholders of record may attend the virtual Special Meeting by entering their unique 16-digit control number and vote online; attendance at the virtual Special Meeting alone will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Beneficial Owners
Core Scientific stockholders who hold their shares of Core Scientific common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares of record as to how to vote their shares with respect to the Merger Agreement Proposal and the Advisory Compensation Proposal. Most beneficial owners will have a choice of voting before the Special Meeting by proxy over the internet, by telephone or by using a voting instruction form. Each beneficial owner of Core Scientific common stock should refer to the voting instruction form received to see what options are available and how to use them. However, attendance at the virtual Special Meeting will not, in and of itself, constitute a vote or a revocation of a prior proxy. To vote in real time at the Special Meeting, beneficial owners must obtain a valid legal proxy from their broker, bank or other nominee. Beneficial owners should follow the instructions from their broker or bank included with these proxy materials or contact their broker or bank to request a proxy form.
Brokers, banks and other nominees who hold shares of Core Scientific common stock in “street name” for their customers do not have discretionary authority to vote the shares with respect to matters considered to be “non-routine.” The Merger Agreement Proposal and the Advisory Compensation Proposal are all “non-routine” matters. Accordingly, if brokers, banks or other nominees do not receive specific voting instructions from the beneficial owner of shares held in street name, they may not vote such shares with respect to these proposals. Under such circumstances, a “broker non-vote” would arise. “Broker non-votes,” if any, will not be counted for purposes of determining whether there is a quorum at the Special Meeting, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal and, assuming a quorum is present, will have no effect on the Advisory Compensation Proposal. Thus, for shares of Core Scientific common stock held in “street name,” only shares of Core Scientific common stock affirmatively voted “FOR” the Merger Agreement Proposal or the Advisory Compensation Proposal will be counted as a vote in favor of such proposal.
Proxies and Revocation
Core Scientific stockholders of record may revoke their proxies at any time before their shares of Core Scientific common stock are voted at the Special Meeting in any of the following ways:
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delivering written notice of revocation of the proxy to Core Scientific’s corporate secretary at Core Scientific’s principal executive offices at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, by no later than 11:59 p.m., Eastern Time on October 29, 2025;

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delivering another proxy with a later date to Core Scientific’s corporate secretary at Core Scientific’s principal executive offices at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, by no later than 11:59 p.m., Eastern Time on October 29, 2025 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

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submitting another proxy again via the internet or by telephone at a later date, by no later than 11:59 p.m., Eastern Time on October 29, 2025 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

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attending the Special Meeting virtually, using the stockholder’s unique 16-digit control number and voting their shares online during the meeting; attendance at the virtual Special Meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless the stockholder gives written notice of revocation to the Core Scientific corporate secretary before the proxy is exercised or unless the stockholder votes their shares online during the Special Meeting.

If a Core Scientific stockholder holds shares through a bank, broker or other nominee, such stockholder may change or revoke his, her or its voting instructions before the Special Meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before 11:59 p.m., Eastern Time on October 29, 2025.
Inspector of Elections; Tabulation of Votes
Voting results will be tabulated and certified by an individual designated by the Core Scientific board to serve as inspector of election.
Solicitation of Proxies
Core Scientific will pay for the proxy solicitation costs related to the Special Meeting. In addition to sending and making available these materials, some of Core Scientific’s directors, officers and other employees may solicit proxies by contacting Core Scientific stockholders by telephone, by mail, by e-mail or online. Core Scientific stockholders may also be solicited by, among others, news releases issued by Core Scientific and/or CoreWeave, postings on Core Scientific’s or CoreWeave’s websites and social media accounts and advertisements in periodicals. None of Core Scientific’s directors, officers or employees will receive any extra compensation for their solicitation services. Core Scientific has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, MacKenzie Partners, Inc. will receive a fee not to exceed $175,000, plus reasonable out-of-pocket expenses and fees for any additional services. Core Scientific may also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Core Scientific common stock and obtaining their proxies.
Other Matters
At this time, Core Scientific knows of no other matters to be submitted at the Special Meeting other than those listed in the notice.
Householding of Proxy Statement/Prospectus
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Special Meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of Special Meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.
For the Special Meeting, a number of brokers with accountholders who are Core Scientific stockholders will be “householding” Core Scientific’s Special Meeting materials. These brokers will deliver one copy of this proxy statement/prospectus to stockholders that share an address, unless contrary instructions have been received from the affected stockholders. Once a broker notifies stockholders that the broker will be “householding” communications, “householding” will continue until the affected stockholders are notified otherwise or revoke their consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate set of Special Meeting materials, please notify your broker or Core Scientific, Inc. Direct your written request to 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, Attn: Corporate Secretary, or call (512) 402-5233.
Questions and Additional Information
Core Scientific stockholders may contact Core Scientific’s proxy solicitor with any questions about the Merger Agreement Proposal or the Advisory Compensation Proposal or how to vote or to request additional copies of any materials at:
MacKenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
Call toll free: (800) 322-2885
Email: proxy@mackenziepartners.com
Core Scientific stockholders should not return their stock certificates or send documents representing Core Scientific common stock with the enclosed proxy card. If the Merger is completed, the exchange agent for the Merger will send to Core Scientific stockholders a letter of transmittal and related materials and instructions for exchanging shares of Core Scientific common stock.

THE MERGER
GENERAL
This proxy statement/prospectus is being provided to holders of Core Scientific common stock in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. At the Special Meeting, Core Scientific will ask Core Scientific stockholders to consider and vote on (i) the Merger Agreement Proposal and (ii) the Advisory Compensation Proposal.
The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Core Scientific, with Core Scientific continuing as the Surviving Corporation and a wholly owned subsidiary of CoreWeave. The Merger will not be completed unless Core Scientific stockholders adopt the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger. For additional information about the Merger, see the sections titled “The Merger Agreement—Structure of the Merger” and “The Merger Agreement—Merger Consideration” beginning on pages 219 and 220, respectively, of this proxy statement/prospectus.
If the Merger is completed, each outstanding share of Core Scientific common stock (other than the excluded shares) will be entitled to the right to receive the Merger Consideration, subject to any applicable withholding taxes for cash proceeds from the sale of fractional shares, in each case without interest. Although the number of shares of CoreWeave common stock that Core Scientific stockholders will receive in the Merger is fixed, the market value of the Merger Consideration will fluctuate with the market price of CoreWeave common stock and will not be known at the time that Core Scientific stockholders vote to adopt the Merger Agreement. Based on the closing price of CoreWeave common stock on the Nasdaq Stock Market LLC (“Nasdaq”) on July 3, 2025, the last trading day prior to the public announcement of the Merger Agreement, the 0.1235 exchange ratio represented approximately $20.40 in implied value for each share of Core Scientific common stock. Based on CoreWeave’s closing price on September 25, 2025 of $126.66, the 0.1235 exchange ratio represented approximately $15.64 in implied value for each share of Core Scientific common stock. The market price of CoreWeave common stock when Core Scientific stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of CoreWeave common stock on the date of this proxy statement/prospectus or at the time of the Special Meeting.
THE PARTIES
COREWEAVE, INC.
CoreWeave, Inc., which is referred to in this proxy statement/prospectus as CoreWeave, was originally formed as a Delaware limited liability company in 2017 and then converted to a Delaware corporation in 2018. CoreWeave, the AI Hyperscaler™, delivers a cloud platform of cutting-edge software powering the next wave of AI. CoreWeave's technology provides enterprises and leading AI labs with cloud solutions for accelerated computing.
The principal trading market for CoreWeave common stock (NASDAQ: CRWV) is the Nasdaq Stock Market LLC.
The principal executive offices of CoreWeave are located at 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ and its telephone number is (973) 270-9737 and its website is www.coreweave.com.
CORE SCIENTIFIC, INC.
Core Scientific, Inc., which is referred to in this proxy statement/prospectus as Core Scientific, is a leader in digital infrastructure for high-density colocation services and digital asset mining of bitcoin. Core Scientific operates dedicated, purpose-built facilities for digital asset mining and is a premier provider of digital infrastructure, software solutions and services to its third-party customers.
Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants are traded on the Nasdaq under the symbol “CORZ,” “CORZW” and “CORZZ,” respectively. Following the Merger, Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants will be delisted from the Nasdaq.
Core Scientific’s principal executive offices are located at 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, and our telephone number is (512) 402-5233. Its corporate website address is www.corescientific.com.

Additional information about Core Scientific and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus.
MIAMI MERGER SUB I, INC.
Miami Merger Sub I, Inc., which is referred to in this proxy statement/prospectus as Merger Sub, is a Delaware corporation and a wholly owned subsidiary of CoreWeave. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.
Merger Sub was formed in the State of Delaware on July 2, 2025. The principal executive offices of Merger Sub are located at 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ and its telephone number is (973) 270-9737.
BACKGROUND OF THE MERGER
The terms of the Merger Agreement are the result of arm’s-length negotiations between representatives of Core Scientific and CoreWeave. The following is a summary of the key events leading up to the signing of the Merger Agreement and the key meetings, negotiations, discussions and actions by and between Core Scientific and CoreWeave and their respective advisors that preceded the public announcement of the transaction; it does not purport to catalogue every conversation or interaction among representatives of Core Scientific, CoreWeave and other parties.
In the ordinary course of business, the Core Scientific board and senior management regularly review and evaluate Core Scientific’s long-term strategic plans and goals, overall industry trends and Core Scientific’s operations, future growth opportunities, competitive position and risks in light of current business and economic conditions. As part of such ongoing reviews and evaluations, the Core Scientific board and Core Scientific senior management regularly discuss key drivers of stockholder value creation and positive stock price performance for Core Scientific. In addition, in connection with such ongoing reviews and evaluations, the Core Scientific board meets periodically in the ordinary course of business to receive updates from Core Scientific senior management to consider and evaluate potential opportunities for business combinations, acquisitions, divestitures, joint ventures and other financial and strategic alternatives for Core Scientific. Over the past several years, however, Core Scientific has not received any proposals for an acquisition of Core Scientific, other than the proposals received from CoreWeave that are described below.
Core Scientific and CoreWeave have had a commercial relationship since 2019, which initially consisted of Core Scientific hosting CoreWeave GPUs at its sites to facilitate digital asset mining.
Over the past several years, as part of Core Scientific’s and CoreWeave’s existing commercial relationship (as further discussed below), Adam Sullivan, Core Scientific’s Chief Executive Officer, and other representatives of Core Scientific, on the one hand, and Michael Intrator, CoreWeave’s Chief Executive Officer, and other representatives of CoreWeave, on the other hand, have had discussions from time to time to better understand each other’s respective businesses, and to explore various ways in which they could collaborate through commercial relationships in order to advance their shared business objectives.
Beginning in February 2024, Core Scientific entered into a series of long-term contracts with CoreWeave to deliver infrastructure to host CoreWeave’s high-performance computing (“HPC”) operations. On February 29, 2024, Core Scientific entered into a long-term contract with CoreWeave to deliver 16 MW of infrastructure at Core Scientific’s Austin, Texas facility.
Following the commencement of operations in the Austin, Texas facility, on June 3, 2024, Core Scientific entered into a series of long-term contracts with CoreWeave to deliver approximately 200 MW of additional infrastructure to host CoreWeave’s HPC operations, which required Core Scientific to modify multiple existing sites.
On June 3, 2024, Core Scientific received an unsolicited, nonbinding written proposal from CoreWeave to acquire all of the outstanding shares of Core Scientific on a fully diluted basis for a price of $5.75 per share in cash (the “2024 Proposal”). The 2024 Proposal noted CoreWeave’s interest in opportunities presented by a potential strategic transaction between the two companies, given their recent commercial engagement. The 2024 Proposal also indicated that CoreWeave would fund the proposed transaction with cash on its balance sheet and that the proposed transaction would not require a financing condition. CoreWeave also proposed a 21-day exclusivity period to complete due diligence and sign and announce a transaction.
On June 4, 2024, Bloomberg reported that CoreWeave had offered to acquire Core Scientific in an all-cash bid of $5.75 per share of Core Scientific common stock.
On June 6, 2024, the Core Scientific board met to discuss the 2024 Proposal, including in light of Core Scientific’s standalone plan and strategic transition focused on investing in and growing its HPC business. In particular, the Core Scientific board discussed the value of the long-term contracts that had been entered into between Core Scientific and CoreWeave several days prior, and the expected standalone value of the commercial relationship between Core Scientific and CoreWeave. Following discussion, the Core Scientific board determined that the 2024 Proposal significantly undervalued Core Scientific relative to the potential value that could be obtained from pursuing Core Scientific’s standalone plan and accordingly did not provide a basis for further discussion at that time.
Following the board meeting, on June 6, 2024, Core Scientific issued a press release in which it confirmed that it had received the 2024 Proposal and that, after carefully reviewing the 2024 Proposal, the Core Scientific board had determined that the 2024 Proposal significantly undervalued Core Scientific and was not in the best interests of Core Scientific and its stockholders.
On June 25, 2024, CoreWeave exercised an option to secure an additional 70 MW of infrastructure from Core Scientific, and on August 6, 2024, CoreWeave exercised an option to secure an additional 112 MW of infrastructure from Core Scientific. On October 22, 2024, Core Scientific announced that CoreWeave had exercised its final option for an additional 120 MW of infrastructure.
On February 21, 2025, the Core Scientific board held a regularly scheduled meeting, during which members of the Core Scientific board engaged in a discussion with Core Scientific senior management regarding Core Scientific’s commercial contracts with CoreWeave and potential risks related to those contracts, as well as potential risk mitigation strategies and other alternatives that might be available to Core Scientific. The discussion was not the result of any actual adverse occurrence or action on the part of CoreWeave, but rather a hypothetical discussion resulting from recent news reports regarding DeepSeek, an artificial intelligence company that had recently released an open-source large language model. The recent news reports indicated that DeepSeek used fewer GPUs to build and develop its large language model than other companies that had developed and were developing large language models. The Core Scientific board discussed the potential impact of the release of DeepSeek’s large language model on the demand for digital infrastructure offered by Core Scientific given speculation regarding the efficiency of DeepSeek’s technology. In particular, the Core Scientific board discussed the potential competitive pressures on CoreWeave and the potential adverse impacts on CoreWeave if there were to be a decrease in the demand for digital infrastructure, and its impact on Core Scientific as a commercial counterparty to CoreWeave. Notwithstanding these potential adverse impacts, in light of the challenges that Core Scientific was facing in acquiring customers other than CoreWeave for its colocation operations, as well as the importance of Core Scientific’s existing commercial relationship with CoreWeave, the Core Scientific board discussed plans to continue to deepen the relationship between Core Scientific and CoreWeave, while continuing to work to acquire additional customers for its colocation operations.
On February 26, 2025, Core Scientific entered into a new agreement with CoreWeave to deliver an additional 70 MW of infrastructure at Core Scientific’s Denton, Texas facility.
On March 28, 2025, CoreWeave completed its initial public offering and became a publicly traded company listed on Nasdaq.
On May 1, 2025, the Core Scientific board held a regularly scheduled meeting. Mr. Intrator, at the invitation of the Core Scientific board, attended a portion of the meeting and spoke with the Core Scientific board regarding CoreWeave’s significant commercial relationship with Core Scientific, CoreWeave’s strategy and CoreWeave’s recent initial public offering in March 2025, as well as potential additional future business opportunities between CoreWeave and Core Scientific.
On June 5, 2025, Mr. Intrator contacted Mr. Sullivan by phone, and stated that CoreWeave would be submitting a non-binding proposal to acquire all of the outstanding shares of Core Scientific. Mr. Intrator told Mr. Sullivan that there was a highly compelling strategic rationale for the combination of Core Scientific and CoreWeave, which CoreWeave and Core Scientific stockholders would participate in through an all-stock transaction. Mr. Intrator requested that Core Scientific enter into a confidentiality agreement with CoreWeave that would facilitate the exchange of confidential information to assist CoreWeave and its advisors’ understanding and review of Core Scientific. Mr. Sullivan told Mr. Intrator that he would discuss this request with the Core Scientific board.
On June 6, 2025, Core Scientific received an unsolicited, non-binding written proposal to acquire all of the outstanding shares of Core Scientific in a stock-for-stock transaction with a fixed exchange ratio of 0.092 shares of CoreWeave common stock for each share of Core Scientific common stock (the “June 6 Proposal”). The June 6 Proposal indicated that using the closing share prices of CoreWeave and Core Scientific common stock on June 4, 2025, this exchange ratio implied a value of $15.00 per share of Core Scientific common stock and a premium of 45% to the 1-month VWAP, which represented an increase of approximately 160% from the $5.75 per share that CoreWeave had offered in the June 2024 Proposal. CoreWeave also requested a 21-day exclusivity period to complete due diligence and sign and announce a transaction.
Also, on June 6, 2025, the Core Scientific board held a meeting to discuss and consider the June 6 Proposal. The Core Scientific board discussed Core Scientific’s prior history with CoreWeave, including the 2024 Proposal, as well as Core Scientific’s significant commercial relationship with CoreWeave and CoreWeave’s familiarity with Core Scientific’s business and assets, which would facilitate an efficient diligence review of Core Scientific. During this meeting, the Core Scientific board also discussed potential risks and benefits of continuing to pursue Core Scientific’s standalone plan, including the fact that attracting new customers for the colocation business would require significant upfront capital expenditures and management attention. It was noted that such capital expenditures would need to commence during the second half of 2025 and would likely require Core Scientific to secure financing to fund such expenditures, and there was no guarantee that additional financing could be obtained, or would be available on the timing needed or on acceptable terms. The Core Scientific board discussed the risk that, at the time it would need to secure such financing and make such capital expenditures, Core Scientific would not likely have contractual commitments from new customers to utilize the locations in respect of which such expenditures would be made. Following such discussions, the Core Scientific board determined to continue pursuing its standalone plan while evaluating a potential transaction with CoreWeave, noting that such evaluation should be made in a manner and on a timeline that would not distract or delay Core Scientific from executing on its standalone plan in the event that the Core Scientific board ultimately determined not to pursue a transaction. The Core Scientific board authorized management to retain legal and financial advisors to advise Core Scientific with respect to the June 6 Proposal.
In the course of its deliberations with respect to the potential transaction with CoreWeave, the Core Scientific board discussed with its financial and legal advisors the risks involved in utilizing a fixed exchange ratio, and potential alternative transaction terms, including cash consideration, a floating exchange ratio, an exchange ratio collar or a termination right if the trading price of CoreWeave common stock were to decline. The Core Scientific board also discussed with its financial and legal advisors alternatives that might be available to Core Scientific other than pursuing Core Scientific’s standalone plan or a potential transaction with CoreWeave, including reaching out to other potential alternative counterparties that could be interested and able to pursue a strategic transaction with Core Scientific, noting that following the Bloomberg report regarding the June 2024 Proposal, no other potential acquirer had since approached Core Scientific regarding a potential transaction.
Following the meeting, Core Scientific management contacted representatives of Moelis & Company LLC (“Moelis”), who had acted as Core Scientific’s financial advisor in connection with prior matters, including in relation to Core Scientific’s commercial relationship with CoreWeave, as well as representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), legal counsel to Core Scientific. Following consultation with representatives of Moelis and Wachtell Lipton, Core Scientific proceeded to negotiate a confidentiality agreement with CoreWeave, including a customary standstill provision. Additionally, Mr. Sullivan informed Mr. Intrator that while Core Scientific was willing to provide access to diligence information (subject to negotiation of a mutually acceptable confidentiality agreement), the June 6 Proposal was insufficient and accordingly such information was being provided for the purpose of facilitating an improved proposal from CoreWeave.
On June 10, 2025, representatives of Wachtell Lipton sent a draft mutual confidentiality agreement to representatives of Davis Polk & Wardwell LLP (“Davis Polk”), legal counsel to CoreWeave. Between June 10, 2025 and June 13, 2025, Core Scientific and CoreWeave negotiated the terms of the mutual confidentiality agreement. On June 13, 2025, Core Scientific and CoreWeave entered into the mutual confidentiality agreement, which included a customary standstill restriction on CoreWeave, but did not contain any standstill or exclusivity obligation on Core Scientific.

Following the execution of the mutual confidentiality agreement, CoreWeave and Core Scientific exchanged due diligence request lists and made available certain nonpublic information.
Beginning on June 13, 2025, Core Scientific made available to CoreWeave, Davis Polk, Goldman Sachs & Co. LLC (“Goldman Sachs”), financial advisor to CoreWeave, and CoreWeave’s other representatives certain due diligence information. Thereafter, from June 13, 2025 through July 7, 2025, members of CoreWeave management and its representatives engaged in business, financial and legal due diligence with respect to Core Scientific. During the same period, members of Core Scientific management and its representatives engaged in business, financial and legal due diligence with respect to CoreWeave. Additionally, during this time period CoreWeave made available to Core Scientific and its representatives certain information, including a third-party equity research analyst model that formed the basis for the CoreWeave Standalone Projections prepared by Core Scientific management, which are more fully described in the section titled “—Certain Unaudited Prospective Financial Information”. The parties and their respective legal and financial advisors held multiple due diligence meetings with members of the other party’s management across the functional areas of their respective businesses, and requested certain documentation and answers to business, financial and legal due diligence questions.
On June 17, 2025, the Core Scientific board held a meeting to discuss the potential transaction with CoreWeave, with representatives of Core Scientific’s senior management and representatives of Moelis and Wachtell Lipton participating. Mr. Sullivan provided an update on discussions regarding a potential transaction with CoreWeave, including the execution of the mutual confidentiality agreement and the commencement of due diligence. Following this update, representatives of Wachtell Lipton reviewed, and the Core Scientific board discussed, the directors’ roles and duties in the transaction context, including the Core Scientific board’s fiduciary duties under Delaware law. Representatives of Moelis then provided an overview of market perspectives on CoreWeave and certain historical trading and market information on Core Scientific and CoreWeave, including the rapid appreciation in the trading price of CoreWeave’s common stock since its IPO earlier in 2025, and discussed the June 6 Proposal and potential responses by Core Scientific. Mr. Sullivan expressed his view that, based on his conversations with Mr. Intrator, CoreWeave was likely willing to improve upon the terms of the June 6 Proposal, and recommended that the Core Scientific board reject the June 6 Proposal and request that CoreWeave improve upon the terms of the June 6 Proposal. The Core Scientific board also considered potential benefits and risks relating to alternative transaction terms, including the possibility of proposing cash consideration, a floating exchange ratio, an exchange ratio collar or a termination right if the trading price of CoreWeave common stock were to decline, and discussed the fact that exchange ratio collars and termination rights triggered by a decline in the trading price of a buyer’s common stock are uncommon in public company mergers. The Core Scientific board and its advisors also discussed the risks and implications of a fixed exchange ratio, and considered the scenario in which the price of CoreWeave common stock were to decline following the announcement of a transaction and prior to the Core Scientific stockholders meeting to vote on approval of the transaction, and the impact that such a decline would have on Core Scientific stockholders when deciding whether or not to support the transaction.
Following discussion among the members of the Core Scientific board, it was the consensus of the Core Scientific board that the June 6 Proposal was insufficient and that CoreWeave needed to improve its offer and provide additional due diligence information to enable Core Scientific to evaluate CoreWeave’s proposal. Additionally, the Core Scientific board reviewed the proposed material terms of engagement of Moelis to advise Core Scientific on the potential transaction. In addition, it was noted that two of the Core Scientific board members had previously been employed by and otherwise may have interests in Moelis, and accordingly, the Core Scientific board authorized management to negotiate the engagement of PJT Partners LP (“PJT Partners”) as an additional, independent financial advisor to Core Scientific on the terms described to the Core Scientific board at its June 17, 2025 meeting. The Core Scientific board selected Moelis and PJT Partners as its financial advisors because each are internationally recognized investment banking firms that have substantial experience in strategic transactions such as that under consideration. The Core Scientific board also instructed Core Scientific management to present a long-range outlook and financial plan at a meeting of the Core Scientific board that would take place later that week, which long-range outlook and financial plan would be used by the Core Scientific board and its financial advisors to evaluate the June 6 Proposal.
On June 18, 2025, representatives of Davis Polk furnished an initial draft Merger Agreement to representatives of Wachtell Lipton.
On June 19, 2025, the Core Scientific board held a meeting with members of Core Scientific senior management and representatives of Moelis, PJT Partners and Wachtell Lipton. At the meeting, members of Core Scientific senior management presented to and discussed with the Core Scientific board Core Scientific’s long-range outlook and financial plan, including the Core Scientific Standalone Projections that had been prepared by management for discussion and review with the Core Scientific board as well as the assumptions and strategic initiatives underlying such plan. The Core Scientific Standalone Projections are more fully described in the section titled “— Certain Unaudited Prospective Financial Information.” In particular, the Core Scientific board discussed the fact that CoreWeave was the only customer of Core Scientific’s colocation business, and that the standalone plan assumed that Core Scientific would deploy significant capital in the short-term in order to attract additional colocation customers, but that, as of yet, such additional customers had yet to materialize and Core Scientific had not secured the funding that would be required for such significant capital expenditures. The Core Scientific board also discussed a number of risks involved in successfully executing Core Scientific’s strategic plan to transition from digital asset mining and provision of digital infrastructure and third-party hosting services for digital asset mining to provision of high-density colocation services to third parties for GPU-based HPC operations, including the amounts and timing of significant capital expenditures that would be required as well as the challenges and risks Core Scientific would face in securing new customers and in securing financing for the projected capital expenditures in the absence of such customers. The Core Scientific board approved the Core Scientific Standalone Projections and authorized Core Scientific management to share the Core Scientific Standalone Projections with CoreWeave.
Representatives of Moelis then reviewed with the Core Scientific board their preliminary financial analysis of Core Scientific based on the Core Scientific Standalone Projections, which valuation the Core Scientific board discussed in the context of a potential transaction with CoreWeave. During this review, representatives of Moelis and PJT Partners each expressed their respective views that CoreWeave was uniquely positioned to engage in a transaction with Core Scientific given their extensive commercial relationship and strategic fit, and that there were not likely to be any potential alternative counterparties that would be interested and able to pursue a strategic transaction with Core Scientific, and noted that following the media reports regarding the June 2024 Proposal, no other potential acquirer had since approached Core Scientific regarding a potential transaction (as more fully described in the section titled “Recommendation of the Core Scientific Board of Directors and Reasons for the Merger”). Based on the views of Moelis and PJT Partners, among other things, the Core Scientific board determined not to reach out to other potential counterparties.
The Core Scientific board then discussed potential next steps with respect to CoreWeave and the June 6 Proposal, and whether continuing to engage with CoreWeave was the best alternative to enhance stockholder value, or whether it would be preferable to terminate the discussions and focus on executing Core Scientific’s previously announced strategic transition. The Core Scientific board also discussed the potential benefits and risks relating to the proposed transaction terms. In addition the Core Scientific board discussed proposing certain alternative transaction terms, including proposing cash consideration, the possibility of a floating exchange ratio, an exchange ratio collar or a termination right if the trading price of CoreWeave common stock were to decline. The Core Scientific board determined that if CoreWeave substantially improved the terms of the June 6 Proposal and the parties negotiated a mutually acceptable transaction with Core Scientific on an expeditious timeline, then such a transaction could afford Core Scientific’s stockholders a compelling opportunity as compared to pursuing Core Scientific’s standalone plan.
Following this discussion, it was the consensus of the Core Scientific board that the June 6 Proposal should be rejected, and that Mr. Sullivan should inform Mr. Intrator that CoreWeave would need to improve the terms of the June 6 Proposal in order to reach a transaction with Core Scientific. The Core Scientific board also instructed management and its advisors to continue the due diligence process so that if CoreWeave improved its proposal such that the Core Scientific board determined that it should pursue a potential transaction, such transaction could be agreed to expeditiously.
Also at the meeting, Core Scientific management discussed the proposed terms of engagement for the retention of Moelis and PJT Partners as Core Scientific’s financial advisors, and following discussion, the Core Scientific board approved and authorized such engagements. Prior to the meeting, Moelis had provided a relationship disclosure letter (a draft of which had been reviewed by members of Core Scientific senior management and Wachtell Lipton) to the Core Scientific board providing certain information regarding its relationships with Core Scientific, CoreWeave, and certain significant stockholders of CoreWeave, and PJT Partners had provided a relationship disclosure letter (a draft of which had been reviewed by members of Core Scientific senior management and Wachtell Lipton) to the Core Scientific board providing certain information regarding its relationships with Core Scientific, CoreWeave, and certain significant stockholders of CoreWeave, each of which letters were discussed with the Core Scientific board at the meeting.

Following the June 19, 2025 meeting, consistent with the direction of the Core Scientific board, Mr. Sullivan contacted Mr. Intrator and informed him that the Core Scientific board had determined that the June 6 Proposal was insufficient and that CoreWeave needed to improve the value and terms of the June 6 Proposal in order for it to be acceptable to Core Scientific. Mr. Sullivan raised the possibility of alternative transaction terms, including, among other things, a fixed value (instead of fixed exchange) ratio with a collar or the potential for CoreWeave to include a portion of cash consideration in its proposal. Mr. Intrator conveyed to Mr. Sullivan that CoreWeave was unwilling to consider changing the consideration structure to a fixed value deal (with or without a collar) or include cash consideration in its proposal, as such terms would not be acceptable to the CoreWeave board.
On June 26, 2025, the Wall Street Journal reported that CoreWeave was in talks to acquire Core Scientific. No other potential acquirer made a proposal to Core Scientific regarding a potential acquisition of Core Scientific following this report.
Also on June 26, 2025, Mr. Intrator contacted Mr. Sullivan by phone to deliver a revised proposal pursuant to which CoreWeave would acquire all of the outstanding shares of Core Scientific in a stock-for-stock transaction with a fixed exchange ratio of 0.122 shares of CoreWeave common stock for each share of Core Scientific common stock (the “June 26 Proposal”). The June 26 Proposal represented an approximate 28.6% increase from CoreWeave’s prior offer on June 6 and, using the closing share price of CoreWeave common stock on June 26, 2025, represented a premium of 56.8% over the closing price of Core Scientific common stock on June 25, 2025, the last unaffected trading day prior to media reports of the transaction. Mr. Intrator reiterated to Mr. Sullivan that CoreWeave was not willing to entertain any change to the transaction structure to provide a floating, as opposed to fixed, exchange ratio, an exchange ratio collar or cash consideration in the proposal.
Mr. Sullivan discussed the terms of the June 26 Proposal and the negotiations to date with Mr. Intrator with the Chairman and each of the other members of the Core Scientific board, and, based on these separate discussions, it was the consensus of such board members that Core Scientific and CoreWeave should continue to engage in order to determine whether the parties could reach agreement on a transaction.
Also on June 26, 2025, representatives of Wachtell Lipton furnished an initial draft Merger Agreement to representatives of Davis Polk, which included a “go shop” provision pursuant to which Core Scientific would be permitted to solicit alternative proposals for a third party to acquire Core Scientific, and which did not propose the size of the termination fee payable in order for Core Scientific to accept a superior proposal. Between June 26, 2025 and July 7, 2025, Mr. Sullivan and Mr. Intrator, as well as Core Scientific’s and CoreWeave’s respective management teams and legal and financial advisors, engaged in extensive negotiations regarding the terms of the proposed transaction, including with respect to the parties’ continued obligations under their existing commercial agreements, Core Scientific’s ability to engage with alternative proposals and whether or not it would be permitted to solicit such proposals pursuant to a “go shop” provision, the size of the termination fee payable by Core Scientific in certain circumstances, Core Scientific’s obligations with respect to the operation of its business during the period between the signing of the Merger Agreement and the consummation of the Merger, the scope of the restrictions applicable to actions taken by each of Core Scientific and CoreWeave during the period between the signing of the Merger Agreement and the consummation of the Merger, employee compensation and benefits and employee retention matters, the structure of the transaction, and antitrust obligations.
On June 27, 2025, the Core Scientific board held a meeting with members of Core Scientific senior management and representatives of Moelis, PJT Partners and Wachtell Lipton. At the meeting, Mr. Sullivan provided an update regarding the status of discussions and negotiations of a potential transaction with CoreWeave since the June 19, 2025 Core Scientific board meeting. Members of senior management and representatives of Moelis and PJT Partners then discussed with the Core Scientific board the CoreWeave Standalone Projections, which the Core Scientific board approved for use in Moelis’ and PJT Partners’ financial analyses. The CoreWeave Standalone Projections are more fully described in “—Certain Unaudited Prospective Financial Information.” Representatives of Moelis and PJT Partners reviewed and discussed with the Core Scientific board, among other matters, the financial aspects of the proposed transaction and their respective preliminary financial analyses of the 0.122 exchange ratio in the June 26 Proposal. Additionally, representatives of Wachtell Lipton summarized for the Core Scientific board the terms of the draft Merger Agreement that had been circulated to Davis Polk on June 26, 2025. The Core Scientific board also considered potential benefits and risks relating to proceeding with a transaction providing for a fixed exchange ratio, particularly given the possibility that the trading price of CoreWeave common stock could decline following the expiration of the IPO-related lock-up restrictions on CoreWeave’s pre-IPO stockholders, as compared to alternative transaction terms, such as a floating exchange ratio, an exchange ratio collar or a termination right if the trading price of CoreWeave common stock were to decline, and noted that CoreWeave had made it clear that it would not be willing to agree to a transaction that contained any such alternative terms. Following discussion among the Core Scientific board, members of senior management and Core Scientific’s legal and financial advisors, it was the consensus of the Core Scientific board that, while the 0.122 exchange ratio in the June 26 Proposal represented a significant improvement in terms as compared to the 0.092 exchange ratio contained in the June 6 Proposal, Core Scientific should seek an additional improvement from CoreWeave to the terms of the June 26 Proposal. The Core Scientific board also discussed the possibility of Mr. Sullivan making a counteroffer whereby CoreWeave would acquire all of the outstanding shares of Core Scientific at an exchange ratio of 0.14 shares of CoreWeave common stock for each share of Core Scientific common stock, and it was the consensus of the Core Scientific board that Mr. Sullivan was authorized to do so if Mr. Sullivan believed it could help maximize the exchange ratio.
Following the June 27, 2025 meeting, consistent with the direction of the Core Scientific board, Mr. Sullivan contacted Mr. Intrator and informed him that the Core Scientific board had determined that the June 26 Proposal was insufficient and that CoreWeave needed to further improve the value and terms of the June 26 Proposal in order for it to be acceptable to Core Scientific. During the course of a series of discussions on June 27, 2025, Mr. Sullivan also told Mr. Intrator that he believed that the Core Scientific board would likely proceed with a transaction in which CoreWeave would acquire all of the outstanding shares of Core Scientific at a significantly increased exchange ratio of 0.14 shares of CoreWeave common stock for each share of Core Scientific common stock, which would represent an approximate 16.1% increase over CoreWeave’s prior offer and, using the closing share price of CoreWeave common stock on June 25, 2025, represented a premium of 81.5% over the closing price of Core Scientific common stock on June 25, 2025, the last unaffected trading day prior to media reports of the transaction. During these discussions, it was also confirmed that an increase in the exchange ratio would not be accompanied by a floating exchange ratio, an exchange ratio collar or any or any similar constructs.
Later on June 27, 2025, Mr. Intrator called Mr. Sullivan to deliver a further revised proposal pursuant to which CoreWeave would acquire all of the outstanding shares of Core Scientific at a fixed exchange ratio of 0.1235 shares of CoreWeave common stock for each share of Core Scientific common stock (the “June 27 Proposal”), with no exchange ratio collar or other alternative transaction term previously raised by Mr. Sullivan. The June 27 Proposal represented an increase of approximately 34% over the exchange ratio offered in the June 6 Proposal, an increase of approximately 2.5% over CoreWeave’s June 26 Proposal and, using the closing share price of CoreWeave common stock on June 25, 2025, represented a premium of 60.1% over the closing price of Core Scientific common stock on June 25, 2025, the last unaffected trading day prior to media reports of the transaction. Mr. Intrator informed Mr. Sullivan that CoreWeave was only willing to proceed with the exchange ratio set forth in the June 27 Proposal if the transaction was structured as proposed by CoreWeave, namely a fixed exchange ratio, with no exchange ratio collar or other alternative transaction terms. Mr. Intrator further communicated to Mr. Sullivan that the June 27 Proposal was CoreWeave’s best and final offer.
Mr. Sullivan discussed the terms of the June 27 Proposal and the negotiations to date with Mr. Intrator with the Chairman and each of the other members of the Core Scientific board and, based on these separate discussions, it was the consensus of such board members that Core Scientific and CoreWeave should continue to engage in order to determine whether the parties could reach agreement on a transaction, substantially on terms set forth in the June 27 Proposal.
On June 28, 2025, representatives of Wachtell Lipton sent representatives of Davis Polk a draft of Core Scientific’s disclosure letter.
On June 29, 2025, representatives of Davis Polk sent representatives of Wachtell Lipton a revised draft of the Merger Agreement, which draft removed the “go-shop” provision, pursuant to which Core Scientific would be permitted to solicit alternative proposals for a third party to acquire Core Scientific, and proposed a termination fee payable by Core Scientific in the event Core Scientific accepted a superior proposal of 4% of the equity value of the transaction.
On July 1, 2025, the Core Scientific board held a meeting with members of Core Scientific senior management and representatives of Moelis, PJT Partners and Wachtell Lipton. At the meeting, Mr. Sullivan provided an update regarding the status of discussions and negotiations of a potential transaction with CoreWeave since the June 27, 2025 Core Scientific board meeting. Representatives of Moelis and PJT Partners reviewed and discussed with the Core Scientific board, among other matters, the financial aspects of the proposed transaction and their respective preliminary financial analyses of the proposed 0.1235 exchange ratio in the June 27 Proposal. Members of senior management and Core Scientific’s financial and legal advisors also provided an update on the due diligence associated with the potential transaction. Following discussion, the Core Scientific board of directors directed Core Scientific management to seek alignment with CoreWeave on the other aspects of the potential transaction, including with respect to definitive documentation.
Thereafter, members of Core Scientific senior management and representatives of Moelis, PJT Partners and Wachtell Lipton continued to engage in discussions with CoreWeave’s senior management and CoreWeave’s financial and legal advisors. Among other things, representatives of Wachtell Lipton and Davis Polk continued to exchange multiple drafts of the Merger Agreement and negotiated a number of issues.
On July 3, 2025, Davis Polk sent Wachtell Lipton a draft of CoreWeave’s disclosure letter.
On July 6, 2025, the Core Scientific board held a meeting with members of Core Scientific senior management and representatives of Moelis, PJT Partners and Wachtell Lipton. At the meeting, Mr. Sullivan provided an update regarding the status of discussions and negotiations of a potential transaction with CoreWeave since the June 27, 2025 Core Scientific board meeting. Representatives of Wachtell Lipton then reviewed with the Core Scientific board their fiduciary duties under Delaware law in the context of their consideration of the potential transaction, as well as the principal terms of the draft Merger Agreement and other transaction documentation. Representatives of Moelis and PJT Partners reviewed and discussed with the Core Scientific board, among other matters, the financial aspects of the proposed transaction and their respective financial analyses of the 0.1235 exchange ratio. The Core Scientific board discussed the fact that Mr. Intrator had stated that the June 27 Proposal was CoreWeave’s best and final offer and was not willing to offer additional value or change the structure of the transaction to include cash consideration, a floating exchange ratio, an exchange ratio collar or a termination right for Core Scientific under certain circumstances. The Core Scientific board also discussed the fact that no other potential acquirors had contacted Core Scientific to express an interest in pursuing a potential acquisition of Core Scientific following the June 4, 2024 Bloomberg report regarding the June 2024 Proposal, or the June 26, 2025 Wall Street Journal report that Core Scientific and CoreWeave were in discussions regarding a potential transaction. Further, the Core Scientific board considered the alternative of continuing to pursue Core Scientific’s standalone plan and, after discussion of potential benefits and risks – including execution risks and uncertainties of Core Scientific being able to obtain the financing needed or secure additional contractual commitments – it concluded that the transaction with CoreWeave would be more advantageous to its stockholders than remaining independent and executing on its standalone plan. Among other things, the Core Scientific board considered the possibility of future appreciation in the value of CoreWeave common stock and future growth of the combined company’s business. Following these discussions, the Core Scientific board instructed Core Scientific management and its advisors to continue to negotiate the terms of the potential transaction, with a further update to be provided to the Core Scientific board the next morning.
Thereafter, Core Scientific’s and CoreWeave’s respective management teams, with the assistance of their respective legal advisors, worked to finalize the remaining open issues related to the Merger Agreement and related transaction documents throughout the evening and night of July 6, 2025.
On the morning of July 7, the Core Scientific board held a meeting with members of Core Scientific senior management and representatives of Moelis, PJT Partners and Wachtell Lipton. Mr. Sullivan updated the Core Scientific board on the final negotiations with CoreWeave, and representatives of Wachtell Lipton updated the Core Scientific board on the terms of the Merger Agreement. Representatives of Moelis and PJT Partners then discussed the financial aspects of the potential transaction and discussed the respective financial analyses they had reviewed with the Core Scientific board at the July 6, 2025 meeting.
Following the discussion, at the request of the Core Scientific board, representatives of Moelis then delivered to the Core Scientific board its oral opinion on July 7, 2025 (which was subsequently confirmed by delivery of a written opinion, dated July 7, 2025 and that is attached to this information statement as Annex B) that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the per share merger consideration of 0.1235 shares of CoreWeave common stock was fair, from a financial point of view, to the holders of Core Scientific common stock (other than the excluded shares). At the request of the Core Scientific board, representatives of PJT Partners then rendered to the Core Scientific board its oral opinion on July 7, 2025 (which was subsequently confirmed by delivery of a written opinion, dated July 7, 2025 and that is attached to this information statement as Annex C) that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the per share merger consideration of 0.1235 shares of CoreWeave common stock was fair, from a financial point of view, to the holders of Core Scientific common stock (other than the excluded shares). Members of Core Scientific management also reviewed with the Core Scientific board certain draft communications to be used by the parties to announce the proposed transaction.
Following further discussion, during which the members of the Core Scientific board considered the matters reviewed and discussed at that meeting and prior meetings, including factors described under the section of this proxy statement/prospectus titled “—Recommendation of the Core Scientific Board of Directors and Reasons for the Merger,” the Core Scientific board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of Core Scientific and its stockholders, (ii) approved and deemed advisable the execution and delivery of the Merger Agreement, the performance by Core Scientific of its covenants and agreements contained in the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Core Scientific stockholders and resolved to recommend that Core Scientific stockholders approve the Merger and adopt the Merger Agreement.
Following the Core Scientific board’s approval, on July 7, 2025, the parties executed the Merger Agreement.
Thereafter, prior to the opening of the financial markets in New York on July 7, 2025, Core Scientific and CoreWeave issued a joint press release announcing the transaction and CoreWeave held an investor call to discuss the transaction.
CERTAIN RELATIONSHIPS BETWEEN COREWEAVE AND CORE SCIENTIFIC
Core Scientific and CoreWeave have had a commercial relationship since 2019, which initially consisted of Core Scientific hosting CoreWeave GPUs at its sites to facilitate digital asset mining. Additionally, between February 2024 and February 2025, Core Scientific entered into a series of long-term contracts with CoreWeave to deliver infrastructure to host CoreWeave’s HPC operations. On February 29, 2024, Core Scientific entered into a long-term contract with CoreWeave to deliver 16 MW of infrastructure at Core Scientific’s Austin, Texas facility. Following the commencement of operations in the Austin, Texas facility, on June 3, 2024, Core Scientific entered into a series of long-term contracts with CoreWeave to deliver approximately 200 MW of additional infrastructure to host CoreWeave’s HPC operations, which require Core Scientific to modify multiple existing sites. On June 25, 2024, CoreWeave exercised an option to secure an additional 70 MW of infrastructure, and on August 6, 2024, CoreWeave exercised an option to secure an additional 112 MW of infrastructure. On October 22, 2024, Core Scientific announced that CoreWeave had exercised its final option for an additional 120 MW of infrastructure. Thereafter, on February 26, 2025, Core Scientific entered into a new agreement with CoreWeave to deliver an additional 70 MW of infrastructure at Core Scientific’s Denton, Texas facility.
Except as described in this proxy statement/prospectus, there are and have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the current fiscal year of Core Scientific and CoreWeave or the five immediately preceding fiscal years of Core Scientific and CoreWeave, between Core Scientific or its affiliates, on the one hand, and CoreWeave or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, the election of directors, or the sale or other transfer of a material amount of assets.
RECOMMENDATION OF THE CORE SCIENTIFIC BOARD OF DIRECTORS AND REASONS FOR THE MERGER
With the assistance of its financial and legal advisors, the Core Scientific board evaluated the Merger Agreement and the transactions contemplated thereby, including the Merger, and after careful consideration, at a special meeting of the Core Scientific board held on July 7, 2025, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of Core Scientific and its stockholders, (ii) approved and deemed advisable the execution and delivery of the Merger Agreement, the performance by Core Scientific of its covenants and agreements contained in the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Core Scientific stockholders and resolved to recommend that Core Scientific stockholders approve the Merger and adopt the Merger Agreement.

The Core Scientific board unanimously recommends that Core Scientific stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.
This proxy statement/prospectus contains important information regarding these proposals and factors that Core Scientific stockholders should consider when deciding how to cast their votes. Core Scientific stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the Merger.
In the course of evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger, the Core Scientific board of directors consulted with Core Scientific’s management as well as Core Scientific’s legal and financial advisors, and it considered a number of factors that the Core Scientific board believed supported its decision to approve the Merger Agreement and to recommend its adoption by Core Scientific stockholders, including the following material factors (not necessarily in order of relative importance):
Greater Stockholder Value and Return Potential. The attractive value and nature of the consideration to be received in the Merger by Core Scientific stockholders, including the following benefits:
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the stock-for-stock merger allows Core Scientific stockholders to participate in the value and opportunities of CoreWeave, including any potential appreciation of CoreWeave common stock and future growth, which the Core Scientific board viewed as an important opportunity for Core Scientific stockholders to enhance long-term returns;

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based on the exchange ratio, Core Scientific stockholders will own approximately 8.9% of the combined company on a fully diluted pro forma basis (based on the total number of outstanding shares of common stock of CoreWeave and Core Scientific as of July 7, 2025), allowing Core Scientific stockholders to participate in the benefits of future growth and expected synergies resulting from the Merger;

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based on the closing price of CoreWeave common stock of $165.20 on July 3, 2025, the last trading day prior to the announcement of the transaction, the Merger Consideration represented an implied value of $20.40 per share of Core Scientific common stock, which implied an approximately 65.9% premium to Core Scientific’s unaffected closing price of $12.30 on June 25, 2025, which was the last trading day prior to the publication of the first of several news stories in June 2025 speculating on the potential transaction; and

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based on the five-day VWAP of CoreWeave common stock of $161.03 for the five trading days prior to July 7, 2025, the Merger Consideration represented an implied value of $19.89 per share of Core Scientific common stock, which implies an approximately 61.71% premium to Core Scientific’s unaffected closing price of $12.30 on June 25, 2025, which was the last trading day prior to the publication of the first of several news stories in June 2025 speculating on the potential transaction.

Ownership Stake in the Combined Company. The receipt of CoreWeave common stock as Merger Consideration provides Core Scientific stockholders with the opportunity to have an ownership stake in the combined company, which is expected to provide a number of significant potential strategic opportunities and benefits to create additional value for Core Scientific stockholders, including through the following:
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the potential to deliver an additional 1.5 GW of additional power to CoreWeave’s pipeline while combining Core Scientific’s leading data center development and operations team with CoreWeave’s engineering team, creating an integrated platform and providing the combined company with direct control over the design and architecture of next generation builds to better serve customers, combined expertise and experience to address complex infrastructure engineering challenges, more visibility and control to optimize delivery timelines and costs of cloud infrastructure and potential for future expansions and additional power procurement;

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cash savings realized by CoreWeave internalizing leasing obligations to Core Scientific, which is expected to lead to an improved credit profile for the combined company and, together with the combined company’s increased size and scale, is expected to create increased borrowing capacity, while reducing cost of capital and enhancing liquidity;

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greater financing flexibility for the combined company given the ability to pursue additional infrastructure financing strategies to finance committed capital expenditures, and greater ability to attract new and diverse sources of financing to replace traditional debt or equity financing;

•	the ability to leverage the larger scale and capability of the combined company to accelerate deployment of artificial intelligence and HPC workloads;
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cost synergies in the form of corporate general and administrative cost savings and operational efficiency through streamlining business operations and eliminating lease overhead to create potential for incremental cash flow; and

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the combined workforce is expected to continue to increase efficiency and deliver stockholder value, and the Merger Agreement includes provisions intended to facilitate the retention of certain Core Scientific employees and enhance their ability to provide value for stockholders of the combined company.

Nasdaq Listing. CoreWeave common stock issued as part of the Merger Consideration and the New Tranche 1 and New Tranche 2 Warrants issued at closing will be listed for trading on the Nasdaq and continue to provide liquidity for holders of Core Scientific common stock or warrants desiring to liquidate their investment after the Merger.
Best Available Strategic Alternative. The Core Scientific board reviewed possible alternatives to the Merger over a period of time and consulted with Core Scientific’s financial advisors regarding possible alternatives, including continuing to operate Core Scientific as an independent company or seeking a business combination with another party. Core Scientific’s financial advisors had each expressed their respective views that there were not likely to be any potential alternative counterparties that would be interested and able to pursue a strategic transaction with Core Scientific, and the fact that no other potential acquirors contacted Core Scientific to express an interest in pursuing a potential acquisition of Core Scientific, including following the June 4, 2024 Bloomberg report regarding CoreWeave’s June 2024 Proposal and the June 26, 2025 Wall Street Journal report that Core Scientific and CoreWeave were in discussions regarding a potential transaction. After considering the alternatives, the Core Scientific board determined that the Merger is the best available option for Core Scientific and its stockholders.
Extensive Negotiations. The Core Scientific board considered the fact that the Merger Consideration and other transaction terms reflected extensive negotiations between Core Scientific and CoreWeave and their respective advisors, and the fact that CoreWeave had communicated that 0.1235 shares of CoreWeave common stock for each share of Core Scientific common stock represented CoreWeave’s best and final offer, which represented an increase of approximately 34% over the exchange ratio in CoreWeave’s June 6 Proposal.
Core Scientific Stockholder Approval. The Core Scientific board considered the fact that the consummation of the Merger would be conditioned on the adoption of the Merger Agreement by Core Scientific stockholders, and considered the scenario in which the price of CoreWeave common stock were to decline following the announcement of a transaction and prior to the Core Scientific stockholders meeting to vote on approval of the transaction, and the impact such a decline would have on Core Scientific stockholders when deciding whether or not to support the transaction.
Risks Related to Core Scientific’s Standalone Business Plan. The Core Scientific board considered the risks and uncertainties of Core Scientific remaining an independent public company pursuing its standalone plan, which would involve significant near-term capital expenditures and execution risk to secure power, customers and financing for its Colocation Pipeline Business, including the following factors:
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Capital Access: The risk that data center builds generally require substantial debt and equity capital, and that existing sources of such capital tend to provide more flexible financing terms to their existing data center partners given comfort surrounding proven execution. On the other hand, capital access tends to be more restricted for new developers with more stringent requirements of completion guarantees.

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Location: The risk that most potential customers are focused on inference-ready locations for data center capacity, including for AI training needs, which may make certain locations less desirable in an evolving market.

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Power: The need for guaranteed sources of power for data center locations to attract potential customers, and the risks that Core Scientific would not be able to secure sufficient capacity of power, or that such power would not be available until future years.

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New Customers: The risk that Core Scientific may have difficulty attracting additional customers for its colocation operations, including because many customers tend to be substantially exclusive in their choice of data center developer, and often require substantial lead time to become onboarded with such customers before commencing lease discussions. Further, many potential customers are focused on finding more data center capacity with existing landlords, given their focus on meeting design requirements and execution.
•
Supply and Demand Risk: The risk that an evolving space with multiple new operators may lead to substantial data center overbuild, reducing both leasing potential and margins. Further improvements in technology may require lower data center power to drive higher computer processing potential, driving down demand in future years and potentially making obtaining new customers more challenging and uncertain.

•
Strategic Pivot: The risk that Core Scientific may be unable to successfully complete its previously announced strategic transition from digital asset mining and provision of digital infrastructure and third-party hosting services for digital asset mining to provision of high-density colocation services to third parties for GPU-based HPC operations, such as artificial intelligence-related applications, including the risk of being unable to obtain additional customers, and risks related to continuing Core Scientific’s hosted bitcoin mining or self-mining operations.

•
Expiration of CoreWeave Contracts: The risk that the Colocation Contracted Business would experience a significant drop in revenue once the existing contracts with CoreWeave expire at the end of their term in 2038 if CoreWeave fails to renew or exercise their right to extend such contracts.

Superior Proposals. The Core Scientific board has the ability, under certain circumstances and subject to certain conditions specified in the Merger Agreement, to consider and respond to an unsolicited bona fide written acquisition proposal (as hereinafter defined) with respect to Core Scientific and to engage in negotiations with a third party making any such acquisition proposal and to terminate the Merger Agreement in order to enter into a superior proposal (as hereinafter defined), subject to, among other things, certain notice requirements and payment of a termination fee of $270 million by Core Scientific to CoreWeave, as further described in “The Merger Agreement—Termination of the Merger Agreement.”
Change in Recommendation. Subject to compliance with the applicable provisions of the Merger Agreement, the Core Scientific board may, before approval of the Merger by Core Scientific stockholders, change its recommendation to Core Scientific stockholders in certain circumstances if the Core Scientific board determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Core Scientific stockholders under applicable law.
Termination Fee. The Core Scientific board considered the fact that in certain circumstances (including the termination by CoreWeave in the event of a change of recommendation by the Core Scientific board or by Core Scientific in order to enter into a definitive agreement with respect to a superior proposal) a termination fee of $270 million (representing approximately 3% of the equity value of the transaction) will be payable by Core Scientific, and after consultation with its outside legal counsel and financial advisors, was viewed as reasonable under the circumstances and not likely to preclude or unduly discourage another party from making a competing acquisition proposal.
Familiarity with Businesses. The Core Scientific board considered its knowledge of the business, operations, financial condition, earnings and prospects of both Core Scientific and CoreWeave, taking into account the results of Core Scientific’s due diligence review of CoreWeave, as well as its knowledge of the current and prospective environment in which Core Scientific and CoreWeave operate, including economic and market conditions.
High Likelihood of Consummation. The Core Scientific board determined it is highly likely that the Merger will be completed in a timely manner given the commitment of both parties to complete the transaction pursuant to their respective obligations under the Merger Agreement and the absence of any significant closing conditions under the Merger Agreement, other than the approval of the Merger by Core Scientific’s stockholders.
Opinions of Core Scientific’s Financial Advisors—Opinion of Moelis & Company LLC. The Core Scientific board considered the opinion of Moelis to the effect that, as of July 7, 2025, and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in Moelis’ written opinion, the exchange ratio in the Merger was fair, from a financial point of view, to the holders of Core Scientific common stock (other than the excluded shares), as well as the financial analyses prepared by Moelis, as reviewed and discussed with the Core Scientific board, as more fully described in the section titled “The Merger—Opinions of

Core Scientific’s Financial Advisors—Opinion of Moelis & Company LLC” beginning on page B-1 of this proxy statement/prospectus. The full text of the written opinion of Moelis is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference.
Opinions of Core Scientific’s Financial Advisors—Opinion of PJT Partners. The Core Scientific board considered the financial presentation of PJT Partners and its oral opinion rendered to the Core Scientific board on July 7, 2025, subsequently confirmed in its written opinion dated July 7, 2025, that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein), the exchange ratio to be received by the holders of shares of Core Scientific common stock (other than the excluded shares) in the Merger was fair to such holders from a financial point of view, as more fully described in the section titled “The Merger—Opinions of Core Scientific’s Financial Advisors—Opinion of PJT Partners LP” beginning on page C-1 of this proxy statement/prospectus. The full text of the written opinion of PJT Partners is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference.
Interim Operating Covenants. The Core Scientific board reviewed and considered the restrictions imposed on Core Scientific’s business and operations during the pendency of the Merger and concluded that such restrictions are reasonable and not unduly burdensome.
Tax-Free Merger. The Core Scientific board considered that the Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes, and if the Merger so qualifies, then U.S. holders of Core Scientific common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of the Merger Consideration (except with respect to any cash in lieu of fractional shares of CoreWeave common stock).
Other Terms of the Merger Agreement. The Core Scientific board reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are reasonable to Core Scientific and the Core Scientific stockholders. The Core Scientific board noted in particular that the completion of the Merger is not subject to any condition based upon CoreWeave stockholder approval, which enhances the likelihood that the Merger will be completed.
The Core Scientific board also considered various risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:
•
Fixed Exchange Ratio. The Core Scientific board considered the risk that because the Merger Consideration is based on a fixed exchange ratio rather than a fixed value, Core Scientific stockholders will bear the risk of a decrease in the trading price of CoreWeave common stock during the pendency of the Merger and the Merger Agreement does not provide Core Scientific with a collar or a value-based termination right, which means that the market value of the Merger Consideration (though not the pro forma ownership interest of Core Scientific stockholders in CoreWeave common stock) could decrease prior to the effective time if the trading price of CoreWeave common stock decreases.

•
Different Strategic Alternatives. The Core Scientific board considered the risk that a different strategic alternative potentially could be more beneficial to Core Scientific stockholders than the Merger, although no alternative acquisition proposals had been identified or had materialized.

•
Expiration of Lock-Up of CoreWeave Common Stock. The Core Scientific board considered that holders representing substantially all of the pre-IPO CoreWeave common stock (and securities convertible into CoreWeave common stock) are subject to lock-up agreements or market standoff provisions that prohibit the sale or other disposition of such securities until the earlier of either (i) after the close of trading on the second trading day after CoreWeave publicly announces earnings for the second quarter of 2025 or (ii) September 23, 2025. Accordingly, the Core Scientific board considered the possibility that Core Scientific stockholders will bear the risk of a decrease in the trading price of CoreWeave common stock following the expiration of the lock-up period.

•
Termination Fee. The Core Scientific board considered the obligation to pay CoreWeave a termination fee of $270 million, depending on, among other factors, whether a third party making a superior proposal (as hereinafter defined) meets certain criteria specified in the Merger Agreement, as further described in “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—No Solicitation.”

•
Interim Operating Covenants. The Core Scientific board reviewed and considered the restrictions imposed on Core Scientific’s business and operations during the pendency of the Merger and, although it concluded that such restrictions are reasonable and not unduly burdensome, such restrictions may delay or prevent Core Scientific from undertaking business opportunities that may arise or other actions it could potentially otherwise take with respect to the operations of Core Scientific pending the consummation of the Merger, including actions which may be needed to obtain new customers for Core Scientific’s high-density colocation services business.

•
Risks Associated with the Pendency of the Merger. The Core Scientific board reviewed and considered the risks and contingencies relating to the announcement and pendency of the Merger (including the likelihood of litigation or other opposition challenging the Merger and the other transactions contemplated by the Merger Agreement) and the risks and costs to Core Scientific if the Merger is not completed in a timely manner or if the Merger does not close at all, including potential employee attrition, the impact on Core Scientific’s relationships with customers, suppliers, service providers, consultants and employees or other important business counterparties and the effect termination of the Merger Agreement may have on the trading price of Core Scientific common stock and Core Scientific’s operating results. In addition, the Core Scientific board considered the possibility that the Merger may not be completed, or that completion may be delayed for reasons that are beyond the control of Core Scientific or CoreWeave, including the failure of Core Scientific stockholders to approve the Merger Agreement Proposal or the failure of Core Scientific or CoreWeave to satisfy other requirements that are conditions to closing the Merger.

•
Risks to Core Scientific’s Stock Price. The Core Scientific board considered the risk that the failure to complete the Merger could negatively affect the price of Core Scientific common stock and/or the future business and financial results of Core Scientific.

•
Possible Failure to Integrate. The Core Scientific board reviewed and considered the potential challenges and difficulties in integrating the operations of Core Scientific and CoreWeave and the risk that operational efficiencies between the two companies, or other anticipated benefits of the Merger, might not be realized or might take longer to realize than expected.

•
Opportunity to Receive Acquisition Proposals and to Terminate the Merger in Order to Accept a Superior Proposal. The Core Scientific board considered the possibility that a third party may be willing to enter into a strategic combination with Core Scientific on terms more favorable than the Merger. In connection therewith, the Core Scientific board considered the terms of the Merger Agreement placing certain limitations on the ability of Core Scientific to initiate, seek or solicit, or knowingly encourage or facilitate any inquiries or the making of any proposal by a third party with respect to an acquisition proposal and to disclose any nonpublic information to, or engage in discussions or negotiations with, a third party interested in pursuing an alternative business combination transaction (unless such third party has made an unsolicited bona fide written acquisition proposal (as hereinafter defined) that constitutes or is reasonably likely to lead to a superior proposal (as hereinafter defined) and such third party enters into a confidentiality agreement with Core Scientific having provisions that are no less favorable to such party than those contained in the confidentiality agreement between Core Scientific and CoreWeave), as further described in “The Merger Agreement—No Solicitation.”

•
Risks Associated with Regulatory Approval. The Core Scientific board considered that the Merger is conditioned on the absence of an injunction prohibiting the consummation of the Merger and the expiration or termination of the waiting period under the HSR Act. Core Scientific and CoreWeave have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including obtaining each regulatory approval necessary to complete the Merger or to avoid an action or proceeding by a governmental body seeking to prevent the consummation of the Merger under any antitrust law. In addition, CoreWeave has agreed to use reasonable best efforts to take all actions necessary, proper, or advisable to obtain the required regulatory approvals, including undertaking divestitures, licensing, or conduct or other remedial actions; however, it is not required to take any such actions if they would be material to the businesses of Core Scientific and CoreWeave, relative to the size and value of Core Scientific. Further, neither Core Scientific nor CoreWeave may acquire any assets or businesses (or portions thereof) that compete with Core Scientific if such acquisition(s) would reasonably be expected to prevent or materially delay the closing of the Merger.
•
Merger Costs. The Core Scientific board considered the significant costs associated with the completion of the Merger, including Core Scientific management’s time and energy and potential opportunity cost that will be incurred by the combined company as a result of the Merger, as well as the transaction expenses arising from the Merger.

•
Third-Party Consents. The Core Scientific board considered the risk that Core Scientific and CoreWeave may be obligated to complete the Merger without having obtained appropriate consents, approvals or waivers from the counterparties under certain of Core Scientific’s contracts that require consent or approval to consummate the Merger, and the risk that such consummation could trigger the termination of, or default under, such contracts or the exercise of rights by the counterparties under such contracts.

•	Appraisal Rights. The Core Scientific board considered the fact that there are no appraisal rights for Core Scientific stockholders in connection with the Merger under Delaware law.
•	Other Risks. The Core Scientific board considered risks of the type and nature described under the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”
In addition to the factors described above, the Core Scientific board considered the fact that some of Core Scientific’s directors and executive officers have other interests in the Merger that are different from, or in addition to, the interests of Core Scientific stockholders generally, as discussed herein under “—Interests of Core Scientific’s Directors and Executive Officers in the Merger.”
The Core Scientific board believed that, overall, the potential benefits of the Merger to Core Scientific stockholders outweighed the potential risks and uncertainties of the Merger.
This discussion of the information and factors considered by the Core Scientific board in reaching its conclusion and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking, but does set forth the material factors considered by the Core Scientific board. In view of the wide variety of factors considered by the Core Scientific board in evaluating the Merger Agreement and the related transactions contemplated thereby, including the Merger, and the complexity of these matters, the Core Scientific board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative or specific weight or values to any of these factors. In addition, different members of the Core Scientific board may have given different weight to different factors. The Core Scientific board viewed its position and recommendation as being based on an overall review of the totality of the information available to it and overall considered these factors to be favorable to, and to support, its determination regarding the Merger.
It should be noted that this explanation of the reasoning of the Core Scientific board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
For the reasons set forth above, the Core Scientific board determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Core Scientific and its stockholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. As required by the Merger Agreement, the Core Scientific board recommends that Core Scientific stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.

COREWEAVE’S REASONS FOR THE MERGER
CoreWeave believes the Merger will create sustainable long-term value for its stockholders. Key strategic benefits to CoreWeave include:
•
Transaction Synergies. The Merger is expected to accelerate CoreWeave’s strategy to deploy artificial intelligence and high-performance computing workloads at scale. The integration of Core Scientific’s high-performance data center infrastructure with CoreWeave’s platform is expected to enhance CoreWeave’s performance and expertise to help its customers harness the full potential of artificial intelligence.

•
Operational Efficiency. Integrating the ownership of Core Scientific’s high-performance data center infrastructure enables CoreWeave to enhance operating efficiency while de-risking future expansion, solidifying its growth trajectory. The Merger is expected to generate cost savings through streamlining business operations and eliminating lease overhead to be paid for existing contractual sites.

•
Financing Flexibility. The Merger is expected to open access to diverse financing sources for CoreWeave, allowing it to pursue infrastructure financing strategies to finance committed capital expenditures at a more attractive cost of capital.

•
Power Ownership and Expanded Expertise. As a result of the Merger, CoreWeave is expected to gain greater access to a critical power footprint and optionality for future power capacity. CoreWeave will have direct input over design and architecture of next generation builds and more visibility to improve delivery timelines and costs of cloud infrastructure. Core Scientific augments CoreWeave’s expertise in power procurement, construction and site management for infrastructure assets.

CERTAIN UNAUDITED PROSPECTIVE FINANCIAL INFORMATION
While Core Scientific has from time to time provided limited financial guidance to investors, Core Scientific does not, as a matter of course, make public projections as to future revenues, earnings or other results given, among other reasons, the inherent difficulty of predicting financial performance for future periods and the uncertainty, unpredictability and subjectivity of underlying assumptions and estimates. However, in connection with the Merger, prior to the execution of the Merger Agreement, Core Scientific management prepared and provided to the Core Scientific board certain nonpublic, internal financial projections regarding Core Scientific’s future operations in connection with its evaluation of the Merger. Due to the differing nature of the three businesses, Core Scientific management prepared separate financial projections for each of (i) Core Scientific’s existing contractual colocation business with CoreWeave (the “Colocation Contracted Business”) for fiscal years ending December 31, 2025 through December 31, 2043 (the “Core Scientific Colocation Contracted Business Projections”), (ii) Core Scientific’s projected (non-contracted) colocation business that Core Scientific management projected to develop with other potential customers which would involve being able to execute new colocation contracts which were not in effect as of the date of the Core Scientific Standalone Projections (the “Colocation Pipeline Business”) for fiscal years ending December 31, 2025 through December 31, 2032 (the “Core Scientific Colocation Pipeline Business Projections”), and (iii) Core Scientific’s digital asset self-mining and hosting business (“BTC Self Mining & Hosting Business”) for fiscal years ending December 31, 2025 through December 31, 2027 (the “Core Scientific BTC Self Mining & Hosting Business Projections”). Additionally, for the purposes of PJT Partners’ calculation of the terminal value of the Colocation Pipeline Business, Core Scientific management provided projected Adjusted Cash EBITDA for the Colocation Pipeline Business for the fiscal year ending December 31, 2033 (the “2033 Colocation Pipeline Business Projected Cash EBITDA Amount”). Core Scientific management also prepared projections of Core Scientific’s net operating loss cash tax savings for fiscal years ending December 31, 2025 through December 31, 2027 (the “Core Scientific NOL Projections”, and together with the Core Scientific Colocation Contracted Business Projections, the Core Scientific Colocation Pipeline Business Projections, the Core Scientific BTC Self Mining & Hosting Business Projections and the 2033 Colocation Pipeline Business Projected Cash EBITDA Amount, the “Core Scientific Standalone Projections”). The Core Scientific board approved the Core Scientific Standalone Projections for use by Core Scientific’s financial advisors, Moelis and PJT Partners, in connection with their respective financial analyses and opinions.
In addition, Core Scientific management prepared and provided to the Core Scientific board in connection with its evaluation of the Merger, and to Core Scientific’s financial advisors, Moelis and PJT Partners, and directed such advisors’ use and reliance thereon in connection with their respective financial analyses and opinions, certain financial projections regarding CoreWeave’s future operations for fiscal years ending December 31, 2025 through

December 31, 2030 for purposes of evaluating CoreWeave and the Merger, as applicable. The CoreWeave Standalone Projections were approved by the Core Scientific board for use by Core Scientific’s financial advisors in connection with their respective financial analyses and opinions (the “CoreWeave Standalone Projections,” and together with the Core Scientific Standalone Projections, the “Core Scientific Management Projections”). CoreWeave did not make available financial projections or other forecasts, but did discuss CoreWeave’s business and prospects with Core Scientific and its representatives. With respect to the fiscal years ended December 31, 2025 through December 31, 2028, the CoreWeave Standalone Projections were based on a certain equity research analyst model that CoreWeave’s management provided to Core Scientific’s management during the due diligence process. CoreWeave management communicated to Core Scientific management that, solely for the purposes of Core Scientific’s analysis, this equity research model was a reasonable starting point but given the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates inherent in financial projections and forecasts, CoreWeave did not adopt nor endorse such model. CoreWeave management further discussed its business plan with Core Scientific management as part of the due diligence process, in which third-party advisors participated. The financial projections regarding CoreWeave’s future operations for fiscal years ended December 31, 2029 through December 31, 2030 included in the CoreWeave Standalone Projections were derived by Core Scientific’s management based on extrapolations of the 2028 financial information and taking into account certain information they received during the due diligence process.
Core Scientific provided the Core Scientific Standalone Projections (other than Net Operating Loss Utilization Cash Tax Savings and Unlevered Free Cash Flow) to CoreWeave and Goldman Sachs, except that Core Scientific did not provide CoreWeave and Goldman Sachs with the portion of the Core Scientific Colocation Contracted Business Projections relating to the fiscal years ended December 31, 2033 through December 31, 2043. Core Scientific has included below a summary of the Core Scientific Management Projections for the purpose of providing stockholders access to certain nonpublic information that was furnished to Moelis, PJT Partners and CoreWeave in connection with the Merger, and such information may not be appropriate for other purposes, and is not included to influence your decision, if you are a Core Scientific stockholder, to vote for the Merger Proposal or the Advisory Compensation Proposal. The inclusion of this summary should not be regarded as an indication that Core Scientific management or anyone who received the Core Scientific Management Projections then considered, or now considers, them to be a reliable prediction of future events, and the Core Scientific Management Projections should not be relied upon as such. This information is not fact and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Core Scientific Management Projections.
The Core Scientific Management Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial projections, but in the view of Core Scientific management, were prepared on a reasonable basis and reflect assumptions and estimates available at the time they were prepared. This unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Core Scientific’s and CoreWeave’s historical GAAP financial statements. The Core Scientific Management Projections included in this section of the proxy statement/prospectus have been prepared by, and are the sole responsibility of, Core Scientific management. Neither Marcum LLP (“Marcum”), Core Scientific’s independent registered public accounting firm, Deloitte, CoreWeave’s independent registered public accounting firm, nor any other independent accountant has examined, compiled or performed any procedures with respect to this unaudited prospective financial information and, accordingly, neither Marcum nor Deloitte expresses an opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for and disclaims any association with respect thereto. The report of Marcum contained in the Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference into this proxy statement/prospectus, relates to Core Scientific’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.
While presented with numeric specificity, the Core Scientific Management Projections were based on numerous variables and assumptions, including the following key assumptions:
•	the conversion of the BTC Self Mining & Hosting Business in 2027 to Colocation Pipeline capacity;

•
that executing on the Colocation Pipeline Business plan would require deployment of over $7 billion of capital expenditures over an eight-year period (over half of which would be spent in the first three years) to build out new colocation sites at the cost per MW assumed in the Core Scientific Standalone Projections;

•
Core Scientific would successfully sign new colocation contracts with other potential customers on the timeline, at the duration/renewal rate, and at the revenue rates per MW assumed in the Core Scientific Standalone Projections;

•
the conversion of Core Scientific into a real estate investment trust (“REIT”) in 2028, as a result of which no corporate taxes would be payable for the fiscal years ending December 31, 2028 through December 31, 2043 for the Colocation Contracted Business and December 31, 2028 through December 31, 2032 for the Colocation Pipeline Business; and

•	with respect to the Colocation Contracted Business, CoreWeave would elect to utilize one five-year extension to the term of each of the colocation agreements between Core Scientific and CoreWeave.
The Core Scientific Management Projections were based on numerous other variables and assumptions (including but not limited to assumptions related to the probability of obtaining new customers for Core Scientific’s colocation operations, the capital expenditures necessary to acquire such customers, the pricing and availability of electrical power, and other assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to Core Scientific’s and CoreWeave’s businesses, as applicable) that are inherently subjective and uncertain and are beyond the control of Core Scientific’s and CoreWeave’s management. Important factors that may affect actual results and cause the Core Scientific Management Projections to not be achieved include, but are not limited to, risks and uncertainties relating to Core Scientific’s and CoreWeave’s businesses (including their ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business, economic, competitive, regulatory and financial market conditions and other factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements,” and “Risk Factors” and the risks described in the periodic public reports filed by Core Scientific and CoreWeave with the SEC, which reports can be found as described in the section titled “Where You Can Find More Information.” The Core Scientific Management Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Core Scientific Management Projections. Accordingly, there can be no assurance that the projected results summarized below will be realized. Core Scientific stockholders are urged to review the most recent SEC filings of Core Scientific and CoreWeave for a description of Core Scientific’s and CoreWeave’s respective reported and anticipated results of operations and financial condition and capital resources, including in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Core Scientific’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025 and subsequent quarterly reports on Form 10-Q, which are incorporated by reference into this proxy statement/prospectus, and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in CoreWeave’s Prospectus dated March 27, 2025, filed with the SEC on March 31, 2025 pursuant to Rule 424(b) under the Securities Act, relating to the Registration Statement on Form S-1, as amended, and subsequent quarterly reports on Form 10-Q.
The inclusion of a summary of the Core Scientific Management Projections in this proxy statement/prospectus should not be regarded as an indication that any of Core Scientific, CoreWeave or their respective officers, directors, affiliates, advisors or other representatives considered the Core Scientific Management Projections to necessarily be predictive of actual future events, and the Core Scientific Management Projections should not be relied upon as such nor should the information contained in the Core Scientific Management Projections be considered appropriate for other purposes. None of Core Scientific, CoreWeave or their respective officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from the Core Scientific Management Projections. Core Scientific undertakes no obligation to update or otherwise revise or reconcile the Core Scientific Management Projections to reflect circumstances existing after the date the Core Scientific Management Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Core Scientific Management Projections are shown to be in error. Since the projections cover multiple years, such information by its nature becomes less predictive with each successive year.
Core Scientific and CoreWeave may calculate certain non-GAAP financial metrics, including Adjusted EBIT, Adjusted EBITDA and Unlevered Free Cash Flow (each as defined below) using different methodologies.

Consequently, the financial metrics presented in Core Scientific’s unaudited prospective financial information disclosures and in the sections of this proxy statement/prospectus with respect to the opinions of the financial advisors to Core Scientific, as they relate to each of Core Scientific and CoreWeave, may not be directly comparable to one another.
Core Scientific has not made and makes no representation to any Core Scientific stockholder in the Merger Agreement or otherwise concerning the Core Scientific Management Projections or regarding Core Scientific’s or CoreWeave’s ultimate performance compared to the information contained in the Core Scientific Management Projections or that the projected results will be achieved. Core Scientific urges all stockholders to review Core Scientific’s and CoreWeave’s most recent SEC filings for a description of Core Scientific’s and CoreWeave’s respective reported financial results.
Core Scientific Standalone Projections
The following table sets forth selected unaudited prospective financial information representing Core Scientific management’s evaluation of Core Scientific’s estimated standalone future financial performance that Core Scientific management prepared and provided to the Core Scientific board in connection with its evaluation of the Merger, and to Core Scientific’s financial advisors, Moelis and PJT Partners, and directed such advisors’ use and reliance thereon in connection with their respective financial analyses and opinions. The Core Scientific Standalone Projections have not been updated or revised to reflect information or results after the date the Core Scientific Standalone Projections were prepared or as of the date of this proxy statement/prospectus. The Core Scientific Standalone Projections were provided to Moelis and PJT Partners. The Core Scientific Standalone Projections (other than Net Operating Loss Utilization Cash Tax Savings and Unlevered Free Cash Flow) were also provided to CoreWeave and Goldman Sachs, except that the portion of the Core Scientific Colocation Contracted Business Projections relating to the fiscal years ended December 31, 2033 through December 31, 2043 was not provided to CoreWeave or Goldman Sachs. A summary of the Core Scientific Standalone Projections is presented in the following table, with all figures rounded to the nearest million. Core Scientific management directed Moelis and PJT Partners to use and rely upon the Core Scientific Standalone Projections for purposes of Moelis’ and PJT Partners’ respective opinions and financial analyses and the Core Scientific Standalone Projections were approved for Moelis’ and PJT Partners’ use by the Core Scientific board.

Colocation Contracted Business

	Year Ending December 31,
	3Q 2025E(5)	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E
	(in millions)
Net Cash Revenue(1)	$48	$338	$419	$577	$775	$804	$811	$829	$858	$888	$919	$952	$985	$1,019	$1,055	$1,092	$1,130	$986	$184
Adjusted Cash EBITDA(2)	$12	$231	$293	$446	$639	$663	$682	$703	$728	$752	$778	$804	$832	$860	$889	$919	$955	$837	$150
Capital Expenditures(3)	$(95)	$(9)	$(3)	$(8)	$(10)	$(10)	$(10)	$(10)	$(11)	$(11)	$(11)	$(12)	$(12)	$(13)	$(13)	$(14)	$(14)	$(13)	$(3)
Unlevered Free Cash Flow(4)	$(90)	$179	$234	$430	$622	$645	$663	$685	$708	$732	$757	$782	$809	$836	$865	$894	$929	$818	$147

(1)	Net Cash Revenue, a non-GAAP financial measure, refers to total revenue including the impact of annual escalators less any pass-through costs, with revenue recognized when received.
(2)
Adjusted Cash EBITDA, a non-GAAP financial measure, refers to earnings before interest, taxes, depreciation and amortization adjusted for company defined non-recurring and non-cash items, stock-based compensation, and one-time expenses, with revenue recognized when received.

(3)
Capital Expenditures, a non-GAAP financial measure, refers to required capital needed by Core Scientific to build and deliver the contracted colocation sites to CoreWeave; the management assumption for the development capital expenditure for the Colocation Contracted Business was approximately $100 million for the 70 MW expansion at Core Scientific’s Denton facility, implying approximately $1.5 million/MW of capital expenditure.

(4)
Unlevered Free Cash Flow, a non-GAAP financial measure, refers to cash flow from operations before interest payments, adjusted to include capital expenditures, changes in net working capital, and stock-based compensation. For the period from April 2025 through December 2025, Core Scientific management identified certain one-time, non-recurring cash financial and legal expenses that were added back to Adjusted Cash EBITDA and not deducted from the Unlevered Free Cash Flow. These cash expenses, if deducted from the Unlevered Free Cash Flow, would further burden the free cash flow of Core Scientific.

(5)
Reflects the nine-month period from April 2025 through December 2025. PJT Partners’ analysis utilized a June 30, 2025 valuation date and thus only used data from the last two quarters of 2025, resulting in Unlevered Free Cash Flows of ($62); these Unlevered Free Cash Flows are also burdened by one-time expenses related to cash legal and financial fees of ($1).

Colocation Pipeline Business

	Year Ending December 31,
	3Q 2025E(5)	2026E	2027E	2028E	2029E	2030E	2031E	2032E(5)
	(in millions)
Net Cash Revenue(1)	$2	$35	$217	$553	$827	$939	$1,032	$1,117
Adjusted Cash EBITDA(2)	$(53)	$(50)	$98	$384	$624	$719	$796	$866
Capital Expenditures(3)	$(539)	$(1,365)	$(2,222)	$(1,579)	$(618)	$(515)	$(391)	$(104)
Unlevered Free Cash Flow(4)	$(626)	$(1,455)	$(2,162)	$(1,239)	$(37)	$159	$359	$714

(1)	Net Cash Revenue, a non-GAAP financial measure, refers to total revenue including the impact of annual escalators less any pass-through costs, with revenue recognized when received.
(2)
Adjusted Cash EBITDA, a non-GAAP financial measure, refers to earnings before interest, taxes, depreciation and amortization adjusted for company defined non-recurring and non-cash items, stock-based compensation, and one-time expenses, with revenue recognized when received.

(3)
Capital Expenditures, a non-GAAP financial measure, refers to required capital needed by Core Scientific to build and deliver the Colocation Pipeline sites to new potential customers assuming signing of new colocation contracts in the future; the management assumption for the development capital expenditure for the Colocation Pipeline Business was approximately $7.1 billion for approximately 600 MWs, implying approximately $11.9 million/MW of capital expenditure given limited or low possibility for other potential customers to share the capital expenditure costs for these sites.

(4)
Unlevered Free Cash Flow, a non-GAAP financial measure, refers to cash flow from operations before interest payments, adjusted to include capital expenditures, changes in net working capital, and stock-based compensation. For the period from April 2025 through December 2025, Core Scientific management identified certain one-time, non-recurring cash financial and legal expenses that were added back to Adjusted Cash EBITDA and not deducted from the Unlevered Free Cash Flow. These cash expenses, if deducted from the Unlevered Free Cash Flow, would further burden the free cash flow of Core Scientific. PJT Partners’ analysis utilized 2033E Adjusted Cash EBITDA of $899, which estimate was provided by Core Scientific management, in calculating terminal value.

(5)
Reflects the nine-month period from April 2025 through December 2025. PJT Partners’ analysis utilized a June 30, 2025 valuation date and thus only used data from the last two quarters of 2025, resulting in Unlevered Free Cash Flows of ($561); these Unlevered Free Cash Flows are also burdened by one-time expenses related to cash legal and financial fees of ($3).

BTC Self Mining & Hosting Business

	Year Ending December 31,
	3Q 2025E(3)	2026E	2027E	2028E	2029E	2030E	2031E	2032E
	(in millions)
Revenue	$220	$177	$112	$—	$—	$—	$—	$—
Adjusted Cash EBITDA(1)	$73	$68	$46	$—	$—	$—	$—	$—
Capital Expenditures	$—	$—	$—	$—	$—	$—	$—	$—
Unlevered Free Cash Flow(2)	$59	$55	$35	$—	$—	$—	$—	$—
(1)
Adjusted Cash EBITDA, a non-GAAP financial measure, refers to earnings before interest, taxes, depreciation and amortization adjusted for company defined non-recurring and non-cash items, stock-based compensation, and one-time expenses.

(2)
Unlevered Free Cash Flow, a non-GAAP financial measure, refers to cash flow from operations before interest payments, adjusted to include capital expenditures, changes in net working capital, and stock-based compensation. For the period from April 2025 through December 2025, Core Scientific management identified certain one-time, non-recurring cash financial and legal expenses that were added back to Adjusted Cash EBITDA and not deducted from the Unlevered Free Cash Flow. These cash expenses, if deducted from the Unlevered Free Cash Flow, would further burden the free cash flow of Core Scientific.

(3)
Reflects the nine-month period from April 2025 through December 2025. PJT Partners’ analysis utilized a June 30, 2025 valuation date and thus only used data from the last two quarters of 2025, resulting in Unlevered Free Cash Flows of ($39); these Unlevered Free Cash Flows are also burdened by one-time expenses related to cash legal and financial fees of ($1).

Core Scientific NOL Projections

	Year Ending December 31,
	3Q 2025E(1)	2026E	2027E	2028E	2029E	2030E	2031E	2032E
	(in millions)
Net Operating Loss Utilization Cash Tax Savings	$—	$70	$26	$—	$—	$—	$—	$—
(1)	Reflects the nine-month period from April 2025 through December 2025. PJT Partners’ analysis utilized a June 30, 2025 valuation date and thus only used data from the last two quarters of 2025.
CoreWeave Standalone Projections
Core Scientific management prepared certain unaudited prospective financial information regarding CoreWeave based on a certain equity research analyst model that CoreWeave’s management provided to Core Scientific’s management (though CoreWeave neither adopted nor endorsed such model) and other information provided to Core Scientific by CoreWeave during Core Scientific’s due diligence process. The CoreWeave Standalone Projections have not been updated or revised to reflect information or results after the date the CoreWeave Standalone Projections were prepared or as of the date of this proxy statement/prospectus. The CoreWeave Standalone Projections were provided by Core Scientific management to Moelis and PJT Partners, and a summary is presented in the following table, with all figures rounded to the nearest million. Core Scientific management directed Moelis and PJT Partners to use and rely upon the CoreWeave Standalone Projections for purposes of Moelis’ and PJT Partners’ respective opinions and financial analyses and the CoreWeave Standalone Projections were approved for Moelis’ and PJT Partners’ use by the Core Scientific board.

	Year Ending December 31,
	3Q 2025E(4)	2026E	2027E	2028E	2029E	2030E
	(in millions)
Revenue	$4,040	$12,307	$17,614	$20,354	$22,813	$24,310
Adjusted EBIT(1)	$656	$2,924	$4,845	$5,707	$6,593	$7,147
Adjusted EBITDA(2)	$2,727	$9,166	$13,538	$15,899	$17,607	$18,806
Capital Expenditures	$(20,251)	$(17,186)	$(15,492)	$(15,356)	$(15,636)	$(15,141)
Unlevered Free Cash Flow(3)	$(14,728)	$(11,746)	$(7,532)	$305	$52	$1,659
Net Operating Loss Utilization Cash Tax Savings	$—	$21	$355	$456	$558	$500
(1)
Adjusted EBIT, a non-GAAP financial measure, refers to earnings before interest and taxes, adjusted for company defined non-recurring and non-cash items, stock-based compensation, and one-time expenses.

(2)
Adjusted EBITDA, a non-GAAP financial measure, refers to earnings before interest, taxes, depreciation and amortization adjusted for company defined non-recurring and non-cash items, stock-based compensation, and one-time expenses.

(3)
Unlevered Free Cash Flow, a non-GAAP financial measure, refers to cash flow from operations before interest payments, adjusted to include capital expenditures, changes in net working capital, and stock-based compensation.

(4)
Reflects the nine-month period from April 2025 through December 2025. PJT Partners’ analysis utilized a June 30, 2025 valuation date and thus only used data from the last two quarters of 2025, resulting in Unlevered Free Cash Flows of ($9,489).

OPINIONS OF CORE SCIENTIFIC’S FINANCIAL ADVISORS
Opinion of Moelis & Company LLC
At the meeting of the Core Scientific board on July 7, 2025, Moelis rendered its oral opinion, which was subsequently confirmed in its written opinion, dated July 7, 2025, to the Core Scientific board that, as of the date thereof and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the exchange ratio in the Merger was fair, from a financial point of view, to the holders of Core Scientific common stock (other than the excluded shares).
The summary of the written opinion of Moelis set forth below is qualified in its entirety by the full text of Moelis’ written opinion dated July 7, 2025, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, and which is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. You are encouraged to read the opinion carefully in its entirety. Moelis’ opinion was provided for the use and benefit of the Core Scientific board (solely in its capacity as such) in its evaluation of the Merger. Moelis’ opinion is limited solely to the fairness from a financial point of view of the exchange ratio in the Merger to the holders of Core Scientific common stock (other than the excluded shares), and does not address Core Scientific’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Core Scientific. Moelis’ opinion does not constitute a recommendation as to how any holder of securities of Core Scientific should vote or act with respect to the Merger or any other matter.
In arriving at its opinion, Moelis, among other things:
•	reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to Core Scientific and CoreWeave;
•
reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Core Scientific furnished to Moelis by Core Scientific, including financial forecasts provided to or discussed with us by the management of Core Scientific which are referred to in this proxy statement/prospectus as the “Core Scientific Standalone Projections” (see the section titled “The Merger—Certain Unaudited Prospective Financial Information—Core Scientific Standalone Projections”);

•
reviewed (a) certain information relating to the business, earnings, cash flow, assets, liabilities and prospects of CoreWeave furnished to Moelis by or at the direction of the management of CoreWeave and (b) certain financial forecasts of CoreWeave that were provided to and discussed with Moelis by the management of Core Scientific, including a certain equity research analyst model that the management of CoreWeave provided to management of Core Scientific, which are referred to collectively in this proxy statement/prospectus as the “CoreWeave Standalone Projections” (see the section titled “The Merger—Certain Unaudited Prospective Financial Information—CoreWeave Standalone Projections”) and, together with the Core Scientific Standalone Projections, are referred to in this proxy statement/prospectus as the “Core Scientific Management Projections”;

•	reviewed information regarding the capitalization of Core Scientific furnished to Moelis by Core Scientific and the capitalization of CoreWeave furnished to Moelis by the management of CoreWeave;
•	reviewed information regarding the strategic and financial benefits (including potential synergies) to the combined company discussed with Core Scientific,
•
conducted discussions with members of the senior managements and representatives of Core Scientific and participated in discussions with members of senior management of CoreWeave concerning the information described above, as well as the businesses and prospects of Core Scientific and CoreWeave generally;

•
reviewed the reported prices and trading activity for Core Scientific common stock and CoreWeave common stock, including the market liquidity and average daily trading volumes of CoreWeave common stock relative to Core Scientific’s market capitalization;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;
•	reviewed the financial terms of certain other transactions as Moelis deemed appropriate;
•	reviewed a draft, dated July 7, 2025, of the Merger Agreement;
•	participated in certain discussions and negotiations among representatives of Core Scientific and CoreWeave and their advisors; and
•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.
In connection with its analysis and opinion, Moelis relied on the information supplied to, discussed with or reviewed by it being complete and accurate in all material respects. Moelis did not independently verify any such information (or assume any responsibility for the independent verification of any such information). Moelis also relied on the representation of Core Scientific management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. Moelis relied upon, without independent verification, the assessment of Core Scientific and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the Core Scientific Standalone Projections referred to above, Moelis assumed, at the direction of the Core Scientific board, that they were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Core Scientific as to the future performance of Core Scientific. With respect to the CoreWeave Standalone Projections referred to above, Moelis assumed, at the direction of the Core Scientific board, they were a reasonable basis upon which to evaluate the future performance of CoreWeave, and Moelis used such forecasts in performing its analyses. In addition, Moelis relied on the assessments of the managements of Core Scientific and CoreWeave as to the existing technology, products and services of Core Scientific and CoreWeave and the validity of, and risks associated with, the future technology, products and services of Core Scientific and CoreWeave, and Moelis assumed that there would be no developments with respect to any of the foregoing that would affect Moelis’ analyses or opinion. In addition, Moelis relied on the assessments of the management of Core Scientific as to CoreWeave’s ability to retain key employees of Core Scientific and to integrate the businesses of Core Scientific and CoreWeave. Moelis did not express any views as to the reasonableness of any financial forecasts or the assumptions on which they were based. In addition, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Core Scientific or CoreWeave, nor was it furnished with any such evaluation or appraisal.
Moelis’ opinion did not address Core Scientific’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available to Core Scientific. Moelis’ opinion did not address any legal, regulatory, tax or accounting matters. Moelis was not asked to, and Moelis did not, offer any opinion as to any terms of the Merger Agreement or any aspect or implication of the Merger, except for the fairness of the exchange ratio from a financial point of view to the holders of Core Scientific common stock (other than the excluded shares). Moelis’ opinion relates to the relative values of Core Scientific and CoreWeave. Moelis expressed no opinion as to what the value of CoreWeave common stock actually will be when issued pursuant to the Merger or the prices at which Core Scientific common stock or CoreWeave common stock may trade at any time. Moelis did not express any opinion as to fair value, viability or the solvency of Core Scientific or CoreWeave following the closing of the Merger. In rendering its opinion, Moelis assumed that the final executed form of the Merger Agreement would not differ in any material respect from the draft that Moelis reviewed, that the Merger would be consummated in accordance with its terms without any waiver or modification that could be material to its analysis, that the representations and warranties of each party set forth in the Merger Agreement were accurate and correct, and that the parties to the Merger Agreement would comply with all the material terms of the Merger Agreement. Moelis assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Merger would be obtained, except to the extent that any failures to obtain such consents or approvals would not be material to its analysis. In addition, representatives of Core Scientific advised Moelis, and Moelis assumed, that the Merger would qualify as a tax free reorganization for federal income tax purposes. Moelis was not requested by Core Scientific to solicit and did not solicit indications of interest in a possible transaction with Core Scientific from any party.
Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of its opinion, and Moelis assumed no responsibility to update its opinion for developments after the date of its opinion.
Moelis’ opinion is for the use and benefit of the Core Scientific board (solely in its capacity as such) in its evaluation of the Merger. The opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the merger or any other matter. Moelis’ opinion did not address the fairness of the Merger or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of Core Scientific, other than the fairness of the exchange ratio from a financial point of view to the holders of Core Scientific common stock (other than the excluded shares). In addition, Moelis did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the exchange ratio or otherwise. Moelis’ opinion was approved by a Moelis fairness opinion committee.
Summary of Financial Analyses
The following is a summary of the material financial analyses presented by Moelis to the Core Scientific board at its meeting held on July 7, 2025, in connection with delivery of its opinion. This summary describes the material analyses underlying Moelis’ opinion but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion.
Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.
For the purposes of Moelis’ analyses:
•	“EBITDA” was generally calculated as the relevant company’s earnings before interest, taxes, depreciation and amortization.
•
“Adjusted EBITDA” was generally calculated as the relevant company’s EBITDA, adjusted for company defined non-recurring and non-cash items, stock based compensation, one-time expenses, and, for Core Scientific capital expenditure crediting under Core Scientific’s existing contracts with CoreWeave.

•
“Total Enterprise Value” (or “TEV”) was generally calculated as the market value of the relevant company’s fully diluted common equity based on its closing stock price on a specified date, plus (a) debt, including financing leases less (b) cash, cash equivalents, short-term investments, and Bitcoin based on its price on a specified date plus (c) the book value of preferred stock and non-controlling interests less (d) equity method/investments in unconsolidated subsidiaries, where applicable (in each of the foregoing cases as of the relevant company’s most recently reported quarter end and adjusted for subsequent events).

•
The implied per share consideration (based on the closing price of CoreWeave common stock of $165.20 on July 3, 2025, the last trading day prior to the announcement of the transaction and the exchange ratio) was $20.40.

Discounted Cash Flow Analysis – Core Scientific
Based on Moelis’ professional judgment and experience, Moelis performed its discounted cash flow (“DCF”) analyses on a sum-of-the parts basis. As such, Moelis performed separate analyses for Core Scientific’s Colocation Contracted Business, Colocation Pipeline Business, and BTC Self Mining & Hosting Business and summed the results of such analyses to determine the implied per share value range for the Core Scientific common stock, as further discussed below.
Colocation Contracted Business. Utilizing the Core Scientific Standalone Projections, Moelis performed a DCF analysis of the Colocation Contracted Business to calculate the present value, as of March 31, 2025, of estimated future unlevered after-tax free cash flows projected to be generated by Core Scientific’s Colocation Contracted Business for the last three fiscal quarters of 2025 and the fiscal years ending December 31, 2026 through December 31, 2043 (in each case discounted using a mid-year discounting convention). Moelis assumed the conversion of the Colocation Contracted Business into a real estate investment trust (“REIT”) in 2028 per guidance from Core Scientific management, which resulted in no corporate taxes for the fiscal years ending December 31, 2028 through December 31, 2043. Projected cash flows reflect Core Scientific management’s expected life of contracts and no terminal value was ascribed.
Moelis utilized a range of discount rates of 8.50% to 13.00% based on an estimated range of the weighted average cost of capital (“WACC”) for the Colocation Contracted Business. The estimated WACC range was derived using the Capital Asset Pricing Model and a size premium.
The foregoing analysis indicated an implied enterprise value range for the Colocation Contracted Business of $3.618 billion to $5.166 billion.
Colocation Pipeline Business. Utilizing the Core Scientific Standalone Projections, Moelis performed a DCF analysis of the Colocation Pipeline Business to calculate the present value, as of March 31, 2025, of the estimated future unlevered after-tax free cash flows projected to be generated by Core Scientific’s Colocation Pipeline Business for the last three fiscal quarters of 2025 and the fiscal years ending December 31, 2026 through December 31, 2032 (in each case discounted using a mid-year discounting convention). Moelis assumed the conversion of the Colocation Pipeline Business into a REIT in 2028 per guidance from Core Scientific management, which resulted in no corporate taxes for the fiscal years ending December 31, 2028 through December 31, 2032. Moelis also calculated the present value, as of March 31, 2025, of the estimated terminal value range for the Colocation Pipeline Business derived by applying a selected range of terminal multiples of 18.0x to 23.0x to the estimate of the Colocation Pipeline Business’s terminal year Adjusted EBITDA from the Core Scientific Standalone Projections. The range of terminal multiples used by Moelis was selected based on its professional judgment and experience and was informed by the multiple ranges identified in Moelis’ selected publicly traded companies analysis for Core Scientific, as further described below, and adjusted upward after taking into account the anticipation of a more diversified set of customers and platform potential in the Colocation Pipeline Business as compared to such publicly traded companies.
Moelis utilized a range of discount rates of 11.00% to 16.00% based on an estimated range of the WACC for the Colocation Pipeline Business. The estimated WACC range was derived using the Capital Asset Pricing Model and a size premium.
The foregoing analysis indicated an implied enterprise value range for the Colocation Pipeline Business of $1.253 billion to $4.981 billion.
BTC Self Mining & Hosting Business. Utilizing the Core Scientific Standalone Projections, Moelis performed a DCF analysis of the BTC Self Mining & Hosting Business to calculate the present value, as of March 31, 2025, of the estimated future unlevered after-tax free cash flows projected to be generated by Core Scientific’s BTC Self Mining & Hosting Business for the last three fiscal quarters of 2025 and the fiscal years ending December 31, 2026 through December 31, 2027 (in each case discounted using a mid-year discounting convention). Given the finite life of the operations of the BTC Self Mining & Hosting Business, no terminal value was ascribed to the BTC Self Mining & Hosting Business. Management assumed the conversion of BTC Self Mining & Hosting Business capacity at the end of its life to Colocation Pipeline Business capacity.
Moelis utilized a range of discount rates of 11.75% to 18.25% based on an estimated range of the WACC for the BTC Self Mining & Hosting Business. The estimated WACC range was derived using the Capital Asset Pricing Model and a size premium.
The foregoing analysis indicated an implied enterprise value range for the BTC Self Mining & Hosting Business of $124 to $131 million.
Tax Attributes / Net Operating Losses. Value attributable to Core Scientific’s tax attributes (which were projected net operating losses) was calculated separately and added to the standalone equity value of Core Scientific. The projected net operating losses were based on guidance from Core Scientific management and discounted, using a mid-year discounting convention, at discount rates of 8.50% to 17.00% utilizing the estimated cost of equity for the Colocation Contracted business derived using the Capital Asset Pricing Model and a size premium described above.

Combined Colocation Contracted Business, Colocation Pipeline Business, BTC Self Mining & Hosting Business and Tax Attributes / Net Operating Losses. To determine the implied equity value of Core Scientific based on the foregoing analyses, Moelis added the foregoing enterprise value ranges and, from that total, (i) subtracted Core Scientific’s net debt and (ii) divided by the fully diluted shares outstanding, in each case as provided by Core Scientific management. This analysis indicated an implied per share value range for Core Scientific common stock of $12.09 to $22.94, compared to the implied per share consideration (based on the closing price of CoreWeave common stock of $165.20 on July 3, 2025 and the exchange ratio) of $20.40.
Discounted Cash Flow Analysis - CoreWeave
Utilizing the CoreWeave Standalone Projections that were provided to and discussed with Moelis by the management of Core Scientific, namely a certain equity research analyst model that the management of CoreWeave provided to management of Core Scientific, Moelis performed a DCF analysis to calculate the present values as of March 31, 2025 of (i) the estimated unlevered after-tax free cash flows of CoreWeave for the last three fiscal quarters of 2025 and the fiscal years ending December 31, 2026 through December 31, 2030 (in each case discounted using a mid-year discounting convention) and (ii) the estimated terminal value range for CoreWeave derived by applying a selected range of terminal multiples of 12.0x to 18.0x to an estimate of CoreWeave’s terminal year Adjusted EBITDA from the CoreWeave Standalone Projections. The range of terminal multiples used by Moelis was selected based on its professional judgement and experience and was informed by the multiple ranges identified in Moelis’ selected publicly traded companies analysis for CoreWeave, as further described below.
Moelis utilized a range of discount rates of 11.00% to 12.50% based on an estimated range of the WACC for CoreWeave. The estimated WACC range was derived using the Capital Asset Pricing Model and a size premium.
Value attributable to CoreWeave’s tax attributes (which were projected net operating losses) was calculated separately and added to the standalone equity value of CoreWeave. The projected net operating losses were based on CoreWeave and Core Scientific management guidance and discounted, using a mid-year discounting convention, at discount rates of 11.00% to 13.50% utilizing the estimated cost of equity for CoreWeave derived using the Capital Asset Pricing Model and a size premium described above.
The DCF analysis indicated an implied per share value range for CoreWeave common stock of $149.19 to $281.55 per share, compared to the closing price of CoreWeave common stock on July 3, 2025 of $165.20.
DCF-Based Implied Exchange Ratio and Ownership Percentage Analysis
Based on the implied per share value ranges for Core Scientific common stock and CoreWeave common stock presented in the DCF analyses above and the implied range of equity values for Core Scientific and CoreWeave (based on the implied per share value ranges presented in the standalone DCF analyses above), Moelis calculated a range of implied exchange ratios and implied pro forma ownership percentages of the pre-transaction holders of Core Scientific common stock in the combined company after giving effect to the Merger (the “implied pro forma Core Scientific ownership percentage”), which are presented below:

	Implied Exchange Ratio(1)	Implied Pro Forma Core Scientific Ownership Percentage(1)
DCF Analysis	0.043 - 0.154x	3.1% - 11.6%

(1)
The high end of the range of the implied exchange ratios and the implied pro forma Core Scientific ownership percentages represent the high end of the implied per share value range or implied equity value range of Core Scientific versus the low end of the implied per share value range or implied equity value range of CoreWeave, respectively. The low end of the range of the implied exchange ratios and the implied pro forma Core Scientific ownership percentages represents the low end of the implied per share value range or implied equity value range of Core Scientific versus the high end of the implied per share value range or implied equity value range of CoreWeave, respectively.

Moelis compared (i) the range of the implied exchange ratios above to the exchange ratio of 0.1235x in the Merger and (ii) the range of the implied pro forma Core Scientific ownership percentages above to the pro forma Core Scientific ownership percentage of approximately 8.9% (assuming an exchange ratio of 0.1235x in the Merger).
Selected Publicly Traded Companies Analysis—Core Scientific
Moelis reviewed financial and stock market information of the selected publicly traded companies noted below (the “Selected Companies”), which Moelis determined, based on its professional judgment and experience, to be generally relevant in certain respects to Core Scientific for purposes of this analysis. In determining the publicly traded companies to use in this analysis, Moelis referenced publicly traded companies that operate data centers in North America that support cloud and enterprise demand end-markets. Moelis considered selected publicly traded companies on the basis of size and scale, geographic presence, capacity, customer concentration, regulatory risk, capital structure, and capital spend profile.
The Selected Companies used by Moelis in this analysis are as follows:
•	Equinix Inc. (“Equinix”)
•	Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (together, “Digital Realty”)
•	Keppel DC REIT Management Pte. Ltd. (“Keppel DC REIT”)
•	Digital Core REIT Management Pte. Ltd. (“Digital Core REIT”)
Moelis reviewed and analyzed, among other things, the TEV of each of the Selected Companies, as well as Core Scientific, as a multiple of estimated Adjusted EBITDA for each of the calendar years 2026 and 2027, in each case as of, and based on publicly available consensus research estimates as of, July 3, 2025, and compared to Core Scientific data as of (i) June 25, 2025 (the last unaffected trading day prior to the Wall Street Journal report that Core Scientific and CoreWeave were engaged in merger discussions) and (ii) July 3, 2025.
The Selected Companies and their implied TEV to estimated Adjusted EBITDA for each of the calendar years used by Moelis in this analysis are summarized in the following table:

Selected Companies	TEV/Adj. EBITDA – CY2026E	TEV/Adj. EBITDA – CY2027E
Equinix	18.6x	17.1x
Digital Realty	20.2x	17.9x
Keppel DC REIT	20.7x	19.6x
Digital Core REIT	17.8x	16.0x
Mean	19.3x	17.6x
Median	19.4x	17.5x
Core Scientific Consensus (as of July 3, 2025)	19.8x	12.5x
Core Scientific Consensus Unaffected (as of June 25, 2025)	12.8x	8.2x

Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range for TEV/Adjusted EBITDA multiples for Core Scientific of 14.0x to 20.0x for 2026E and 12.0x to 18.0x for 2027E. In determining the selected reference ranges to apply to Core Scientific’s estimated financial metrics, Moelis noted that (i) the low-end of the selected reference ranges represented a premium to Core Scientific’s unaffected trading multiple and (ii) the high-end of the selected reference ranges was in-line with the trading multiples of the Selected Companies, which Moelis deemed appropriate given that, among other factors, Core Scientific currently has only one customer in its Colocation Contracted Business and no customers in its Colocation Pipeline Business, as compared to the Selected Companies which have more diversified customer bases.
Moelis then applied these multiples to Core Scientific’s 2026E Adjusted EBITDA and 2027E Adjusted EBITDA from the Core Scientific Standalone Projections. Moelis noted that Adjusted EBITDA for Core Scientific included an add back for capital expenditure crediting under Core Scientific’s existing contracts with CoreWeave. Therefore, for the purposes of calculating implied per share value ranges, Moelis deducted from Core Scientific’s TEV (calculated based on the selected multiple reference ranges) the present value (discounted utilizing the mid-point of the WACC range for the Colocation Contracted Business) of the aggregate amount of such capital expenditure crediting over the life of the contracts, including cost of capital expense due at the end of the contracts.
This analysis indicated implied per share value ranges for Core Scientific common stock of $14.66 to $20.74 per share (based on 2026E Adjusted EBITDA) and $18.85 to $27.73 (based on 2027E Adjusted EBITDA), compared to the implied per share consideration (based on the closing price of CoreWeave common stock of $165.20 on July 3, 2025 and the exchange ratio) of $20.40.
Selected Publicly Traded Companies Analysis—CoreWeave
Moelis reviewed financial and stock market information of the selected publicly traded companies noted below (the “CoreWeave Selected Companies”), which Moelis determined, based on its professional judgment and experience, to be generally relevant in certain respects to CoreWeave for purposes of this analysis. In determining the publicly traded companies to use in this analysis, Moelis referenced publicly-traded companies that operate within the broader AI and cloud infrastructure ecosystems that support cloud and enterprise demand end-markets. Moelis considered selected publicly traded companies on the basis of size and scale, business model similarity (percentage of business that supports cloud), growth and margin, business maturity, technology-driven differentiation, diversification, customer base and end-markets.
The CoreWeave Selected Companies used by Moelis in this analysis are as follows:
•	Pureplay Cloud
○	Oracle Corporation (“Oracle”)
○	Nebius B.V. (“Nebius”)
•	Diversified Cloud
○	Microsoft Corporation (“Microsoft”)
○	Amazon.com, Inc. (“Amazon”)
○	Google LLC (“Google”)
○	International Business Machines Corporation (“IBM”)
Moelis reviewed and analyzed, among other things, the TEV of each of the CoreWeave Selected Companies, as well as CoreWeave, as a multiple of estimated Adjusted EBITDA for each of the calendar years 2026 and 2027 and as a multiple of Adjusted EBIT for calendar year 2027, in each case as of, and based on publicly available consensus research estimates as of, July 3, 2025, and compared to CoreWeave data as of (i) June 25, 2025 (the last unaffected trading day prior to the Wall Street Journal report that Core Scientific and CoreWeave were engaged in merger discussions) and (ii) July 3, 2025.
The CoreWeave Selected Companies and their implied TEV to estimated Adjusted EBITDA for each of the calendar years 2026 and 2027 and their implied TEV to estimated Adjusted EBIT for calendar year 2027 used by Moelis in this analysis are summarized in the following table:

CoreWeave Selected Companies	TEV/Adj. EBITDA – CY2026E	TEV/Adj. EBITDA – CY2027E	TEV/Adj. EBIT – CY2027E
Oracle	20.4x	16.6x	21.6x
Nebius	38.2x	13.6x	[NM]
Microsoft	18.4x	15.8x	19.5x
Amazon	12.4x	10.4x	20.7x
Google	11.1x	9.8x	13.6x
IBM	16.2x	15.1x	21.2x
Mean	19.5x	13.5x	19.3x
Median	17.3x	14.3x	20.7x
CoreWeave Consensus (as of July 3, 2025)	12.0x	8.2x	23.9x
CoreWeave Consensus (Unaffected as of June 25, 2025)	11.6x	8.0x	23.1x

Based on the foregoing analysis and its professional judgement and experience, Moelis selected a reference range for (i) TEV / Adjusted EBITDA multiples for CoreWeave of 12.0x to 18.0x for 2026E and 9.0x to 13.0x for 2027E and (ii) TEV / Adjusted EBIT multiples for CoreWeave of 20.0x to 24.0x for 2027E. Moelis then applied these multiples to CoreWeave’s 2026E and 2027E Adjusted EBITDA and 2027E Adjusted EBIT from the CoreWeave Standalone Projections. In determining the selected Adjusted EBITDA reference ranges to apply to CoreWeave’s estimated financial metrics, Moelis considered (i) the current trading multiples for Amazon, Oracle, Nebius, and the other CoreWeave Selected Companies, and (ii) CoreWeave’s substantial growth relative to the other CoreWeave Selected Companies. In determining the selected Adjusted EBIT reference ranges to apply to CoreWeave’s estimated financial metrics, Moelis considered (i) the current trading multiples of the Selected Publicly Traded Cloud Solutions Providers, and (ii) the higher expected growth and earlier-stage capital investment lifecycle (contributing to expected higher short-term capital expenditure costs) for CoreWeave relative to the Selected Publicly Traded Cloud Solutions Providers.
This analysis indicated implied per share value ranges for CoreWeave common stock of $178.05 to $274.41 per share (based on 2026E Adjusted EBITDA), $198.77 to $293.65 (based on 2027E Adjusted EBITDA), and $155.16 to $189.23 (based on 2027E Adjusted EBIT). Moelis compared such implied per share value ranges to the closing price of CoreWeave common stock on July 3, 2025 of $165.20.
Selected Publicly Traded Companies-Based Implied Exchange Ratio and Ownership Percentage Analysis
Based on the implied per share value ranges for Core Scientific common stock and CoreWeave common stock presented in the selected publicly traded companies analyses above and the implied range of equity values for Core Scientific and CoreWeave (based on the implied per share value ranges presented in the selected publicly traded companies analyses above), Moelis calculated a range of implied exchange ratios and implied pro forma Core Scientific ownership percentages, which are presented below:

	Implied Exchange Ratio(1)	Implied Pro Forma Core Scientific Ownership Percentage
TEV/Adj. EBITDA – CY2026E	0.053 − 0.116x	4.0 − 8.5%
TEV/Adj. EBITDA – CY2027E	0.064 – 0.139x	4.8 – 10.7%
TEV/Adj. EBITDA/EBIT – CY2027E(2)	0.100 – 0.179x	7.3 – 13.3%

(1)
The high end of the range of the implied exchange ratios and the implied pro forma Core Scientific ownership percentages represent the high end of the implied per share value range or implied equity value range of Core Scientific versus the low end of the implied per share value range or implied equity value range of CoreWeave, respectively. The low end of the range of the implied exchange ratios and the implied pro forma Core Scientific ownership percentages represents the low end of the implied per share value range or implied equity value range of Core Scientific versus the high end of the implied per share value range or implied equity value range of CoreWeave, respectively.

(2)
Moelis’ analysis utilized 2027E Adjusted EBITDA for Core Scientific and Adjusted EBIT for CoreWeave as valuation metrics; while not directly comparable, these represented the closest approximation given the Core Scientific selected publicly traded companies analysis does not utilize EBIT as a valuation metric.

Moelis compared (i) the range of implied exchange ratios above to the exchange ratio of 0.1235x in the Merger and (ii) the range of the implied pro forma Core Scientific ownership percentages above to the pro forma Core Scientific ownership percentage of approximately 8.9% (assuming an exchange ratio of 0.1235x in the Merger).
Other Information
Moelis also noted for the Core Scientific board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes only, including, among other things:
Selected Precedent Transactions Analysis
Moelis considered select precedent transactions in the data center sector, but determined not to rely on a selected precedent transactions analysis in its financial analysis of Core Scientific due to less favorable attributes in credit quality of customers, customer diversification, business mix and scale for Core Scientific relative to the companies involved in such transactions.

52-Week High / Low; Stock Performance and Trading Volume
Moelis reviewed the historical trading performance of the Core Scientific common stock over a 52-week period ending July 3, 2025, which ranged from a closing low of $6.39 per share to a high of $18.23 per share (which implied a range of enterprise values for Core Scientific of $2.457 billion to $7.975 billion).
Moelis also reviewed the historical trading performance of the CoreWeave common stock since its initial public offering through the period ending July 3, 2025, which ranged from a closing low of $35.42 per share to a high of $183.58 per share (which implied a range of enterprise values for CoreWeave of $28.444 billion to $113.059 billion).
Moelis noted the significant share price increase in CoreWeave’s stock since its initial public offering and its 30-day average daily trading volume of approximately $3.7 billion as of July 3, 2025.
Miscellaneous
This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its professional judgment and experience after considering the results of all of its analyses.
No company used in the analyses described above is identical to Core Scientific or CoreWeave. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above (including much of the information used therein) are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Core Scientific nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.
Except as described in this summary, Core Scientific and the Core Scientific board imposed no other instructions or limitations on Moelis with respect to the investigations made or procedures followed by Moelis in rendering its opinion. The exchange ratio was determined through arms’ length negotiations between Core Scientific, on the one hand, and CoreWeave, on the other, and was approved by the Core Scientific board and the CoreWeave board. Moelis did not recommend any specific consideration to Core Scientific or the Core Scientific board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger.
Moelis acted as financial advisor to Core Scientific in connection with the Merger. Core Scientific agreed to pay Moelis certain fees for its services, including an opinion fee of $2 million upon the substantial completion by Moelis of the work in connection with rendering its opinion (regardless of the conclusion reached in that opinion) and a transaction fee of 0.60% - 0.70% of the implied fully diluted enterprise value of Core Scientific (the “Transaction Value”) to be determined at the closing of the Merger, upon consummation of the Merger. Such transaction fee would have been approximately $40 million - $50 million based on a Transaction Value calculated according to the 30-day VWAP of CoreWeave common stock, as of August 15, 2025, but which ultimately could be greater or less than such amount, depending on the Transaction Value as of the closing of the Merger. In addition, Core Scientific has agreed to reimburse Moelis for certain of its reasonable and documented out-of-pocket expenses, including reasonable attorney’s fees, and to indemnify Moelis and related persons for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.
Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of Core Scientific, CoreWeave, Magnetar Capital Partners LP, a significant stockholder of CoreWeave (“Magnetar Capital”) or their respective affiliates. In the two years prior to the date of its opinion, Moelis acted as financial advisor to Core Scientific in connection with an agreement with CoreWeave involving Core Scientific’s development of high-powered computing capabilities, for which Moelis received total fees of $4,250,000. In the two years prior to the date of its opinion, Moelis has not been engaged by (and has not received any fees from) CoreWeave or Magnetar Capital.
Yadin Rozov and Elizabeth Crain, who are members of the Core Scientific board, were formerly employees of Moelis. Mr. Rozov left Moelis in August 2019 and Ms. Crain left Moelis in November 2024. Ms. Crain owns equity units that are exchangeable into approximately 41,000 shares of Moelis common stock (which were worth approximately $2.7 million at the closing price of a share of Moelis’ common stock on July 3, 2025) starting on various dates in 2026-2029. Moelis also has an obligation to pay Mr. Rozov and Ms. Crain certain Tax Receivable Agreement (“TRA”) payments over the next several years arising from their prior sales of Moelis equity (and, in the case of Ms. Crain, certain future sales), which Moelis estimates have a present value (using an 10% discount rate), as of July 3, 2025, of roughly $1.1 million and $1.6 million, respectively. The actual payments to Mr. Rozov and Ms. Crain under the TRA may vary very substantially from the estimates because the actual payments are based on, among other things, Moelis’ future tax rates and Moelis’ ability to generate sufficient taxable income in the future to use the tax benefit (and, in the case of Ms. Crain, Moelis’ future stock price at the time of future sales).
In the future, Moelis and its affiliates may provide such investment banking or other services to Core Scientific, CoreWeave, Magnetar Capital or their respective affiliates and would expect to receive compensation for such services.
The Core Scientific board selected Moelis as its financial advisor in connection with the Merger because Moelis has substantial experience in similar transactions and familiarity with Core Scientific. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.
Opinion of PJT Partners
At a meeting of the Core Scientific board on July 7, 2025, PJT Partners rendered its oral opinion, which was subsequently confirmed in its written opinion dated July 7, 2025, to the Core Scientific board that, as of the date thereof and based upon and subject to, the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the exchange ratio in the Merger was fair to the holders of Core Scientific common stock (other than the excluded shares) from a financial point of view.
The full text of PJT Partners’ written opinion delivered to the Core Scientific board, dated July 7, 2025, is attached as Annex C and incorporated into this proxy statement/prospectus by reference in its entirety. PJT Partners’ written opinion has been provided by PJT Partners at the request of the Core Scientific board and is subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein). You are encouraged to read the opinion carefully in its entirety. PJT Partners provided its opinion to the Core Scientific board, in its capacity as such, in connection with and for purposes of its evaluation of the Merger only and PJT Partners’ opinion does not constitute a recommendation as to any action the Core Scientific board should take with respect to the Merger or how any holder of Core Scientific common stock should vote or act with respect to the Merger or any other matter. The following is a summary of PJT Partners’ opinion and the methodology that PJT Partners used to render its opinion. This summary of the PJT Partners opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ written opinion. The issuance of PJT Partners’ opinion was approved by a fairness committee of PJT Partners in accordance with established procedures.
In arriving at its opinion, PJT Partners, among other things:
•	reviewed certain publicly available information concerning the business, financial condition and operations of Core Scientific and CoreWeave;
•	reviewed certain internal information concerning the business, financial condition and operations of Core Scientific prepared and furnished to PJT Partners by the management of Core Scientific;
•	reviewed certain information concerning the business, financial condition and operations of CoreWeave furnished to PJT Partners by or at the direction of the management of CoreWeave;
•
reviewed certain internal financial analyses, estimates and forecasts relating to Core Scientific, including projections that were prepared by or at the direction of the management of Core Scientific and approved for PJT Partners’ use by the Core Scientific board, which are referred to in this proxy statement/prospectus as the “Core Scientific Standalone Projections” (see the section titled “The Merger—Certain Unaudited Prospective Financial Information—Core Scientific Standalone Projections”);

•
reviewed certain financial analyses, estimates and forecasts relating to CoreWeave that were provided to and discussed with PJT Partners by the management of Core Scientific, including a certain equity research analyst’s model that the management of CoreWeave provided to PJT Partners and management of Core

Scientific, and which were approved for PJT Partners’ use by the Core Scientific board, which are referred to collectively in this proxy statement/prospectus as the “CoreWeave Standalone Projections” (see the section titled “The Merger—Certain Unaudited Prospective Financial Information—CoreWeave Standalone Projections”) and, together with the Core Scientific Standalone Projections, are referred to in this proxy statement/prospectus as the “Core Scientific Management Projections”;
•
held discussions with members of senior management of Core Scientific and participated in discussions with members of senior management of CoreWeave, in each case, concerning, among other things, their evaluation of the Merger and the Core Scientific’s and CoreWeave’s respective businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives, and potential strategic and financial benefits to the combined company;

•	reviewed the historical market prices and trading activity for the Core Scientific common stock and the CoreWeave common stock;
•	compared certain publicly available financial and stock market data for Core Scientific and CoreWeave with similar information for certain other companies that PJT Partners deemed to be relevant;
•	reviewed a draft, dated July 7, 2025, of the Merger Agreement; and
•	performed such other financial studies, analyses and investigations, and considered such other matters, as PJT Partners deemed necessary or appropriate for purposes of rendering its opinion.
In preparing its opinion, with the consent of the Core Scientific board, PJT Partners relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by PJT Partners, without independent verification thereof. PJT Partners assumed, with the consent of the Core Scientific board, that the Core Scientific Management Projections and the assumptions underlying the Core Scientific Management Projections, and all other financial analyses, estimates and forecasts provided to PJT Partners by Core Scientific’s management, were reasonably prepared in accordance with industry practice and represented Core Scientific management’s best currently available estimates and judgments as to the business and operations and future financial performance of Core Scientific and CoreWeave, as applicable. PJT Partners assumed no responsibility for and expressed no opinion as to the Core Scientific Management Projections, the assumptions upon which they were based or any other financial analyses, estimates and forecasts provided to PJT Partners by Core Scientific’s management. PJT Partners also assumed that there were no material changes in the assets, financial condition, results of operations, business or prospects of Core Scientific or CoreWeave since the respective dates of the last financial statements made available to PJT Partners. PJT Partners relied, with the consent of the Core Scientific board, on Core Scientific’s management’s representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of Core Scientific. PJT Partners further relied, with the consent of the Core Scientific board, upon the assurances of the management of Core Scientific that they were not aware of any facts that would make the information, representations and projections, as applicable, provided by them or CoreWeave’s management inaccurate, incomplete or misleading.
PJT Partners was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by PJT Partners, nor was it furnished with any such verification and PJT Partners did not assume any responsibility or liability for the accuracy or completeness thereof. PJT Partners did not conduct a physical inspection of any of the properties or assets of Core Scientific or CoreWeave. PJT Partners did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Core Scientific or CoreWeave, nor was it furnished with any such evaluations or appraisals, nor did it evaluate the solvency of Core Scientific or CoreWeave under any applicable laws.
PJT Partners also assumed, with the consent of the Core Scientific board, that the final executed form of the Merger Agreement would not differ in any material respects from the draft reviewed by PJT Partners on July 7, 2025 and the consummation of the Merger would be effected in accordance with the terms and conditions of the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Core Scientific or CoreWeave or the contemplated benefits of the Merger. PJT Partners also assumed that the representations and warranties made by Core Scientific, CoreWeave and Merger Sub in the Merger Agreement and any related agreements were and would be true and correct in all respects material to its analysis. At the direction of the Core Scientific board, PJT Partners assumed that it was intended for the Merger to qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. PJT Partners did not express any opinion as to any tax or other consequences that might result from the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which PJT Partners understood that Core Scientific obtained such advice as it deemed necessary from qualified professionals. PJT Partners is not a legal, tax or regulatory advisor and relied upon without independent verification the assessment of Core Scientific and its legal, tax and regulatory advisors with respect to such matters.
In arriving at its opinion, PJT Partners was not asked to solicit, and did not solicit, interest from any party with respect to any sale, acquisition, business combination or other extraordinary transaction involving Core Scientific or its assets. PJT Partners did not consider the relative merits of the Merger as compared to any other business plan or opportunity that might be available to Core Scientific or the effect of any other arrangement in which Core Scientific might engage, and PJT Partners’ opinion did not address the underlying decision by Core Scientific to engage in the Merger. PJT Partners’ opinion was limited to the fairness of the exchange ratio as of the date of the opinion, from a financial point of view, to the holders of Core Scientific common stock (other than the excluded shares), and PJT Partners’ opinion did not address any other aspect or implication of the Merger, the Merger Agreement, any ancillary agreement or any other agreement or understanding entered into in connection with the Merger or otherwise. PJT Partners further expressed no opinion or view as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of Core Scientific or as to the underlying decision by Core Scientific to engage in the Merger. PJT Partners also expressed no opinion as to the fairness of the amount or nature of the compensation to any of Core Scientific’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of Core Scientific common stock (other than the excluded shares) or otherwise.
PJT Partners’ opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to PJT Partners, as of the date of the opinion. PJT Partners expressed no opinion as to the prices or trading ranges at which Core Scientific common stock or CoreWeave common stock would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Core Scientific, CoreWeave, or the Merger or as to the impact of the Merger on the solvency or viability of Core Scientific or CoreWeave or the ability of Core Scientific or CoreWeave to pay its obligations when they come due. PJT Partners’ opinion does not constitute a recommendation to any holder of Core Scientific common stock as to how any stockholder should vote or act with respect to the Merger or any other matter. PJT Partners assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.
The issuance of PJT Partners’ opinion was approved by a fairness committee of PJT Partners in accordance with established procedures. PJT Partners’ advisory services and opinion were provided to the Core Scientific board, in its capacity as such, in connection with and for the purposes of its evaluation of the Merger only and the opinion does not constitute a recommendation as to any action the Core Scientific board should take with respect to the Merger or any aspect thereof. PJT Partners’ opinion does not constitute a recommendation to any holder of Core Scientific common stock as to how any stockholder should vote or act with respect to the Merger or any other matter.
Summary of Financial Analyses
In connection with rendering its opinion, PJT Partners performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, PJT Partners did not ascribe a specific range of values to the shares of Core Scientific common stock but rather made its determination as to fairness, from a financial point of view, to the holders of Core Scientific common stock (other than the excluded shares) of the exchange ratio on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.
In arriving at its opinion, PJT Partners did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Merger. Accordingly, PJT Partners believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by PJT Partners in preparing its opinion to the Core Scientific board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by PJT Partners, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, PJT Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Core Scientific and CoreWeave. None of Core Scientific, CoreWeave, PJT Partners, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. The financial analyses summarized below were based on the Core Scientific Management Projections and other financial information prepared and furnished to PJT Partners by or on behalf of the management of Core Scientific or CoreWeave, as applicable, and used at the direction of the management of Core Scientific and approved for PJT Partners’ use by the Core Scientific board. The following summary does not purport to be a complete description of the financial analyses performed by PJT Partners. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed, for Core Scientific and CoreWeave, as of the closing trading price on July 3, 2025 (which represented the last trading day for Core Scientific common stock and CoreWeave common stock prior to the date of PJT Partners’ opinion), and is not necessarily indicative of current or future market conditions. Fully diluted share numbers for Core Scientific and CoreWeave used below were provided by, and used at the direction of, Core Scientific management.
Discounted Cash Flow Analysis—Core Scientific
In order to estimate the present value of Core Scientific common stock, PJT Partners performed a sum-of-the-parts discounted cash flow analysis of Core Scientific. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows generated by the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
To calculate the estimated sum-of-the-parts present value of Core Scientific common stock using the discounted cash flow method, PJT Partners added (a) Core Scientific’s projected after-tax unlevered free cash flows for the period June 30, 2025 through fiscal year end 2043E based on the Core Scientific Standalone Projections for the Colocation Contracted Business, which unlevered free cash flows were discounted to their present value using a range of selected discount rates, (b) Core Scientific’s projected after-tax unlevered free cash flows for the period June 30, 2025 through fiscal year end 2032E based on the Core Scientific Standalone Projections for the Colocation Pipeline Business and ranges of “terminal values” of the Core Scientific Colocation Pipeline Business as of June 30, 2025, which amounts were discounted to their present value using a range of selected discount rates, (c) Core Scientific’s projected after-tax unlevered free cash flows for the period June 30, 2025 through fiscal year end 2027E based on the Core Scientific Standalone Projections for the BTC Self Mining & Hosting Business, which unlevered free cash flows were discounted to their present value using a range of selected discount rates, and (d) Core Scientific’s projected tax benefits for the period June 30, 2025 through fiscal year end 2028E based on the Core Scientific Standalone Projections, which unlevered free cash flows were discounted to their present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. The residual value of the Core Scientific Colocation Pipeline Business at the end of the projection period, or “terminal value,” was estimated by applying the exit multiple range of 18.0x to 22.0x to Core Scientific’s terminal year Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization adjusted for company defined non-recurring and non-cash items, stock-based compensation, and one-time expenses, with revenue recognized when received) calculated on a forward-looking (NTM) basis, which Adjusted EBITDA amount was estimated by Core Scientific management to be $899 million. The ranges of after-tax discount rates of 10.00% to 12.00% (for the Colocation Contracted Business), 14.75% to 16.75% (for the Colocation Pipeline Business), 19.00% to 21.00% (for the BTC Self Mining & Hosting Business) and 10.00% to 12.00% (for the tax benefits, based on the Colocation Contracted Business weighted average cost of capital) were selected based on PJT Partners’ analysis of the weighted average cost of capital for each of the BTC Self Mining & Hosting Business, the Colocation Contracted Business and the Colocation Pipeline Business. PJT

Partners then calculated a range of implied equity values per share of Core Scientific common stock by subtracting Core Scientific’s estimated net debt from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Core Scientific common stock as of June 30, 2025. The following summarizes the results of these calculations:

Core Scientific Standalone DCF Analysis	Implied equity values per share of Core Scientific common stock
Core Scientific Standalone Projections	$13.17 – $18.47

Discounted Cash Flow Analysis—CoreWeave
In order to estimate the present value of CoreWeave common stock, PJT Partners performed a discounted cash flow analysis of CoreWeave. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows generated by the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
To calculate the estimated enterprise value of CoreWeave using the discounted cash flow method, PJT Partners added (a) CoreWeave’s projected after-tax unlevered free cash flows for the period June 30, 2025 through fiscal year end 2029E based on the CoreWeave Standalone Projections and ranges of “terminal values” of CoreWeave as of June 30, 2025, and discounted such amount to its present value using a range of selected discount rates, and (b) CoreWeave’s projected tax benefits for the period June 30, 2025 through fiscal year end 2030E based on the CoreWeave Standalone Projections, which amounts were discounted to their present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in working capital and other cash flow items. The residual value of CoreWeave at the end of the projection period, or “terminal value,” was estimated by applying the exit multiple range of 20.0x to 30.0x to CoreWeave’s terminal year Adjusted EBIT (earnings before interest and taxes, adjusted for company defined non-recurring and non-cash items, stock-based compensation, and one-time expenses) from the CoreWeave Standalone Projections. The range of after-tax discount rates of 10.00% to 12.00% was selected based on PJT Partners’ analysis of the weighted average cost of capital of CoreWeave. PJT Partners then calculated a range of implied equity values per share of CoreWeave common stock by subtracting CoreWeave’s estimated net debt from the estimated enterprise value derived using the discounted cash flow method and dividing such amount by the fully diluted number of shares of CoreWeave common stock as of June 30, 2025. The following summarizes the results of these calculations:

CoreWeave Standalone DCF Analysis	Implied equity values per share of CoreWeave common stock
CoreWeave Standalone Projections	$90.77 – $184.23

Discounted Cash Flow Analysis—Implied Exchange Ratio
Based on the range of implied equity values per share of Core Scientific common stock and the range of implied equity values per share for CoreWeave common stock that were calculated by PJT Partners in its discounted cash flow analyses, PJT Partners calculated a range of implied exchange ratios of CoreWeave common stock per each share of Core Scientific common stock. PJT Partners calculated the low end of the implied exchange ratio range by dividing the low value of Core Scientific implied equity values per share reference range by the high value of CoreWeave implied equity values per share reference range. PJT Partners calculated the high end of the implied exchange ratio range by dividing the high value of Core Scientific implied equity values per share reference range by the low value of the CoreWeave implied equity values per share reference range. The result of this analysis, as compared to the exchange ratio of 0.1235x provided in the Merger, is summarized below:

Implied Exchange Ratio
DCF Analysis	0.0715 - 0.2035x

Other Information
PJT Partners also observed the additional factors described below, which were not considered part of its financial analyses in connection with rendering its opinion, but were referenced solely for informational purposes:
•
financial, operating and public trading data relating to selected publicly-traded data infrastructure companies which, in its professional judgement, PJT Partners deemed comparable to Core Scientific, and which PJT Partners reviewed and compared in order to assess how the public market values shares of similar publicly-traded companies and to provide a range of relative implied equity values per share of Core Scientific common stock on a standalone basis, in each case by reference to these comparable companies;

•
historical trading prices of Core Scientific common stock during the 52-week period ending June 25, 2025, which indicated low and high closing prices of Core Scientific common stock during such period of $6.20 to $18.63, as compared to the implied offer price per share of Core Scientific common stock of $19.70 (based on the prices of Core Scientific common stock and CoreWeave common stock as of June 25, 2025, the last trading day prior to media reports that Core Scientific and CoreWeave were in merger discussions); and

•
publicly available Wall Street research analysts’ share price targets in the next 12 months for Core Scientific common stock, which indicated a target share price range for Core Scientific common stock of $15.00 to $20.00, as compared to the implied offer price per share of Core Scientific common stock of $19.70 (based on the prices of Core Scientific common stock and CoreWeave common stock as of June 25, 2025, the last trading day prior to media reports that Core Scientific and CoreWeave were in merger discussions).

General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PJT Partners’ opinion. In arriving at its fairness determination, PJT Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PJT Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. The terms of the Merger Agreement, including the exchange ratio, were determined through arms’ length negotiations between Core Scientific, on the one hand, and CoreWeave, on the other, and the decision to enter into the Merger Agreement was solely that of Core Scientific and CoreWeave.
PJT Partners prepared these analyses for purposes of providing its opinion to the Core Scientific board as to the fairness, from a financial point of view, as of the date of the written opinion of PJT Partners, of the exchange ratio to the holders of shares of Core Scientific common stock (other than the excluded shares). These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Core Scientific, CoreWeave, PJT Partners or any other person assumes responsibility if future results are materially different from those forecast.
PJT Partners is an internationally recognized investment banking firm and, as part of its and its affiliates’ investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As a leading global M&A, capital raising, restructuring and liability management, and governance and shareholder practices advisor, PJT Partners and its affiliates undertake significant client coverage efforts and have advised and/or discussed potential strategic transactions with a number of participants in Core Scientific’s sector. Core Scientific selected PJT Partners to act as its financial advisor because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally and in the data infrastructure industry specifically.
PJT Partners is acting as financial advisor to Core Scientific in connection with the Merger. As compensation for its services in connection with the Merger, PJT Partners is entitled to receive from Core Scientific an aggregate fee of $10 million, $3 million of which became payable upon the delivery of PJT Partners’ opinion to the Core

Scientific board and the remainder of which is contingent and payable upon the consummation of the Merger. Core Scientific has agreed to reimburse PJT Partners for reasonable and documented out-of-pocket expenses and to indemnify PJT Partners for certain liabilities arising out of the performance of such services (including the rendering of PJT Partners’ opinion).
In the ordinary course of PJT Partners and its affiliates’ businesses, PJT Partners and its affiliates may provide investment banking and other financial services to Core Scientific, CoreWeave or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of its opinion, PJT Partners and certain of PJT Partners’ affiliates are advising or have advised (i) Core Scientific in connection with restructuring matters unrelated to the Merger for which PJT Partners has received fees from Core Scientific of approximately $13 million and in respect of which PJT Partners and its affiliates do not expect to receive additional fees in the future and (ii) a creditor group in which a significant stockholder of CoreWeave was a member, in connection with a distressed situation unrelated to Core Scientific or the Merger for which PJT Partners received fees paid by the debtor. PJT Partners and its affiliates have not advised or received fees from CoreWeave during this period.
FINANCING OF THE MERGER
Completion of the Merger is not subject to any financing condition. Core Scientific has agreed to provide cooperation in connection with the arrangement of debt financing undertaken to finance the transactions contemplated by the Merger Agreement (if any) as may be customary and reasonably requested by CoreWeave, including, subject to certain exceptions and limitations, (i) making available to CoreWeave, its advisors and its debt financing sources such financial and other pertinent information regarding Core Scientific and its business as may be reasonably requested by CoreWeave, its advisors and its debt financing sources, (ii) assisting with the preparation of customary lender and investor presentations and other similar documents and materials in connection with the debt financing and otherwise providing customary assistance in the marketing efforts of CoreWeave and its debt financing sources, (iii) to the extent Core Scientific or any of its subsidiaries is to become an obligor or guarantor with respect to such debt financing, delivering all documentation and other information regarding such obligor or guarantor as is reasonably requested in writing by CoreWeave, its advisors and its debt financing sources at least nine days prior to closing and is required by certain laws in connection with such debt financing and (iv) assisting with CoreWeave’s preparation, negotiation and execution of definitive financing documentation as may reasonably be requested and which are conditioned on the occurrence of the closing. See the section titled “The Merger Agreement—Other Agreements” beginning on page 245 of this proxy statement/prospectus.
REGULATORY APPROVALS REQUIRED FOR THE MERGER
Completion of the Merger is conditioned upon the expiration or termination of any waiting period (and any extension thereof, including any commitment to, or agreement with, any governmental body to delay the consummation of, or not to consummate before a certain date, the Merger) applicable to the Merger, under the HSR Act. The process for obtaining the requisite regulatory approvals for the Merger is ongoing.
Although CoreWeave and Core Scientific currently believe they should be able to obtain all required regulatory approvals in a timely manner, the parties cannot be certain when or if they will obtain them or, if obtained, whether the approvals will contain terms, conditions or restrictions not currently contemplated that will be detrimental to CoreWeave after the completion of the Merger.
The approval of an application for regulatory approval means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving regulatory authority has determined that the consideration to be received by holders of Core Scientific common stock and/or the Merger is fair to Core Scientific stockholders. Regulatory approval does not constitute an endorsement or recommendation of the Merger by any regulatory authority.
U.S. Antitrust Filing
Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file its respective HSR notifications with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the early termination of that waiting period. If the DOJ or FTC issues a request for additional information and documentary material (a “Second Request”) prior to the expiration of this initial 30-day waiting period, the transaction cannot close until the parties substantially comply with the Second Request and observe a second waiting period, which is 30 days by statute, but that can be extended through agreement or terminated earlier.
The parties’ HSR notifications were filed with the FTC and the DOJ on July 25, 2025. The 30-day waiting period following the parties’ filings expired on August 25, 2025.
At any time before or after the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act, or before or after the Merger is completed, the DOJ or the FTC may take action under the antitrust laws in opposition to the Merger, including seeking to enjoin completion of the Merger, to rescind the Merger or to conditionally permit completion of the Merger subject to regulatory concessions or conditions. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances.
Although neither CoreWeave nor Core Scientific believes that the Merger will violate the antitrust laws, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
SEC Clearance of Registration Statement
The completion of the Merger is conditioned on the registration statement of which this proxy statement/prospectus is a part being declared effective under the Securities Act and no stop order suspending the effectiveness of the registration statement having been issued by the SEC and remaining in effect and no proceedings for such purpose pending before the SEC.
NASDAQ Listing
Pursuant to the Merger Agreement, the shares of CoreWeave common stock to be issued in the Merger must have been approved for listing on the NASDAQ, subject to official notice of issuance.
Other Governmental Approvals
CoreWeave and Core Scientific are not aware of any material governmental approvals or actions that are required for completion of the Merger other than those described above. If any such additional governmental approvals or actions are required, CoreWeave and Core Scientific will use their respective reasonable best efforts, subject to certain limitations as described in the Merger Agreement, to take all actions necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including obtaining each regulatory approval necessary to complete the Merger or to avoid an action or proceeding by a governmental body seeking to prevent the consummation of the Merger under any antitrust law. There can be no assurance, however, that any additional approvals or actions will be obtained.
Efforts to Obtain Regulatory Approvals
Core Scientific and CoreWeave have agreed in the Merger Agreement to (i) use reasonable best efforts to file, as soon as reasonably practicable after the date of the Merger Agreement, all filings, notifications, or other documents required to be filed with or as requested by any governmental body pursuant to any antitrust law with respect to the Merger and any other transactions contemplated by the Merger Agreement and (ii) cooperate with the other party in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other governmental bodies in connection with the Merger and any other transactions contemplated by the Merger Agreement. Further, subject to the terms and conditions set forth in the Merger Agreement, CoreWeave and Core Scientific agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the Merger and any other transactions contemplated by the Merger Agreement as soon as reasonably practicable. In furtherance of the foregoing, solely for the purpose of this section of the Merger Agreement, CoreWeave’s reasonable best efforts will be deemed to include, among other things, the divestiture, licensing or disposition or certain other remedial actions with respect to the businesses, product lines or assets of Core

Scientific, CoreWeave or any of their respective subsidiaries, unless such actions would be material to the business, financial condition or results of operations of CoreWeave and Core Scientific, taken as a whole, but measured relative to the size and scale of Core Scientific and its subsidiaries. Further, neither CoreWeave nor Core Scientific may acquire any assets or businesses (or portions thereof) that compete with Core Scientific if such acquisition(s) would reasonably be expected to prevent or materially delay the closing.
These requirements are described in more detail in the section titled “The Merger Agreement—Regulatory Approvals” beginning on page 240 of this proxy statement/prospectus.
No Assurances of Obtaining Approvals
There can be no assurances that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of such approvals, the ability to obtain such approvals on satisfactory terms or the absence of any litigation challenging such approvals.
Timing
Subject to certain conditions, either CoreWeave or Core Scientific may terminate the Merger Agreement if the Merger is not completed on or before the end date (April 7, 2025). See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 246 of this proxy statement/prospectus.
NO DISSENTERS’ OR APPRAISAL RIGHTS
Core Scientific stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger.
Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the transaction.
Holders of shares of Core Scientific common stock will not have rights to an appraisal of the fair value of their shares. Under Delaware law, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash proceeds from the sale of fractional shares or fractional depositary receipts or any combination of the foregoing. Shares of Core Scientific common stock are listed on the Nasdaq as of the record date, and Core Scientific stockholders will receive CoreWeave common shares pursuant to the Merger Agreement and cash proceeds from the sale of fractional shares. Approval for the listing of the shares of CoreWeave common stock on the Nasdaq is a condition to completion of the Merger.
U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
Core Scientific and CoreWeave intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Assuming the Merger so qualifies, U.S. holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”) of shares of Core Scientific common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of CoreWeave common stock in exchange for Core Scientific common stock in the Merger, other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of CoreWeave common stock.
In connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, each of Wachtell, Lipton, Rosen & Katz, counsel to Core Scientific, and Davis Polk & Wardwell LLP, counsel to CoreWeave, will deliver a legal opinion to the effect that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based upon and rely on, among other things, various facts, assumptions, representations and warranties and covenants, including those contained in the Merger Agreement and in the officer’s certificates provided by CoreWeave (on behalf of itself and Merger Sub) and Core Scientific. In addition, the opinions will be subject to certain qualifications and limitations as set forth therein.
An opinion that the Merger “should” qualify as a reorganization within the meaning of Section 368(a) of the Code expresses a level of comfort that is stronger than “more likely than not” but less than “will.” Counsel is unable to provide a higher degree of certainty because there is no administrative or judicial authority that directly addresses facts similar to those of this transaction, including with respect to the federal income tax treatment of the Tranche 2 Warrants. Nonetheless, counsel believes that its opinion is justified based on the existing authorities.
The material U.S. federal income tax consequences of the Merger to U.S. holders are discussed in more detail in the section titled “Material U.S. Federal Income Tax Consequences of the Merger.” The discussion of the material U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger. Such consequences may vary with, or be dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.
TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
ACCOUNTING TREATMENT
The Merger will be accounted for as a business combination using the acquisition method of accounting pursuant to the provisions of ASC 805, whereby CoreWeave is considered the accounting acquirer. CoreWeave will record the identifiable tangible and intangible assets acquired and liabilities assumed of Core Scientific at their respective fair values as of the closing date of the Merger. Any excess of the consideration transferred over the fair value of Core Scientific’s net assets will be allocated to goodwill. The consideration transferred will be based on the closing date fair value of consideration paid by CoreWeave, primarily CoreWeave common stock to be issued to Core Scientific stockholders and the effective settlement of pre-existing relationships, in connection with the Merger.
The financial condition and results of operations of CoreWeave after completion of the Merger will reflect Core Scientific’s balances and results after completion of the Merger but will not be restated retroactively to reflect the historical financial condition or results of operations of Core Scientific. The earnings of CoreWeave following the completion of the Merger will include the effect of changes in the carrying value of assets and liabilities. Goodwill and intangible assets with indefinite useful lives will not be amortized, but will be tested for impairment at least annually, and all assets (including goodwill) will be tested for impairment when certain indicators are present. If, in the future, CoreWeave determines that tangible or intangible assets (including goodwill) are impaired, CoreWeave would record an impairment charge at that time.
PROCEDURES FOR SURRENDERING CORE SCIENTIFIC STOCK CERTIFICATES
Prior to the closing, CoreWeave will select a reputable bank, transfer agent or trust company, reasonably acceptable to Core Scientific, to act as exchange agent in the Merger for the payment and delivery of the aggregate Merger Consideration pursuant to an exchange agent agreement reasonably acceptable to Core Scientific. At or prior to the effective time, CoreWeave will cause to be deposited with the exchange agent the number of shares of CoreWeave common stock to be issued as Merger Consideration pursuant to the Merger Agreement. Promptly following the effective time, CoreWeave will cause the exchange agent to mail to the record holders of certificates representing Core Scientific common stock (i) a letter of transmittal in customary form containing such provisions as CoreWeave and Core Scientific may reasonably specify (including a provision that delivery of certificates shall be effected, and risk of loss and title to shares of Core Scientific common stock shall pass, only upon delivery of such certificates to the exchange agent) and (ii) instructions for use in effecting the surrender of such certificates in exchange for the Merger Consideration. Upon surrender of such certificate to the exchange agent for exchange, together with a duly executed letter of transmittal, and such other documents as may be reasonably required by the exchange agent or CoreWeave, the holder of such certificate will be entitled to receive (A) a certificate or evidence of shares in book-entry form representing the number of whole shares of CoreWeave common stock that such holder has the right to receive pursuant to the Merger Agreement and (B) cash in lieu of any such fractional shares of CoreWeave common stock pursuant to the Merger Agreement. At the effective time, each certificate formerly representing any share of Core Scientific common stock and each uncertificated share of Core Scientific common stock will cease to be outstanding and will represent only the right to receive the Merger Consideration pursuant to the Merger Agreement. See the section titled “The Merger Agreement—Procedures for Surrendering Core Scientific Common Stock Certificates” beginning on page 220 of this proxy statement/prospectus.

LISTING OF SHARES OF COREWEAVE COMMON STOCK, NEW TRANCHE 1 WARRANTS AND NEW TRANCHE 2 WARRANTS AND DELISTING AND DEREGISTRATION OF SHARES OF CORE SCIENTIFIC COMMON STOCK, TRANCHE 1 WARRANTS AND TRANCHE 2 WARRANTS
CoreWeave will use its reasonable best efforts to cause the shares of CoreWeave common stock, New Tranche 1 Warrants and New Tranche 2 Warrants to be issued in connection with the Merger to be listed on the Nasdaq, where shares of CoreWeave common stock are currently traded. If the Merger is completed, shares of Core Scientific common stock, Tranche 1 Warrants and Tranche 2 Warrants will no longer be listed on the Nasdaq and will be deregistered under the Exchange Act.
LITIGATION RELATING TO THE MERGER
As of the date hereof, there are no pending lawsuits challenging the Merger. Since the public announcement of the Merger, Core Scientific has received letters from purported Core Scientific stockholders who contend that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part fails to disclose certain allegedly material information and demands that Core Scientific make supplemental disclosures.
While Core Scientific believes that the contentions made in the letters described above are without merit, each of these matters is at a preliminary stage. It is possible that complaints and additional, similar letters may be received by Core Scientific regarding the Merger. Absent new or different allegations that are material or constitute a disclosure obligation under the U.S. federal securities laws, Core Scientific will not necessarily disclose such additional letters. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Core Scientific’s defense of any potential lawsuits related to the Merger that may be filed in the future will be successful, nor can Core Scientific predict the amount of time and expense that will be required to resolve any potential lawsuits.
SUBSEQUENT DEVELOPMENTS
On August 7, 2025, Two Seas issued a press release announcing its opposition to the Merger on the terms that had been announced by Core Scientific and CoreWeave on July 7, 2025, and released an open letter to the Core Scientific board explaining why it opposes the transaction. In its letter, Two Seas stated that it intends to vote against the Merger and that it plans to solicit other Core Scientific stockholders to do the same. On August 8, 2025, Two Seas filed a Schedule 13D stating that, as of August 7, 2025, Two Seas was the beneficial owner of 19,122,842 shares of Core Scientific common stock.
On September 4, 2025, Two Seas filed a preliminary proxy statement (the “Two Seas Proxy Statement”) with the SEC in connection with Two Seas’ solicitation of proxies to vote against the Merger Agreement Proposal and the Advisory Compensation Proposal at the Special Meeting.
The Core Scientific board unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of Core Scientific and its stockholders, for the reasons described under the section of this proxy statement/prospectus titled “—Recommendation of the Core Scientific Board of Directors and Reasons for the Merger,” including the following considerations:
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the receipt of CoreWeave common stock as Merger Consideration provides Core Scientific stockholders with the opportunity to have an ownership stake in the combined company which is expected to provide a number of significant potential strategic opportunities and benefits to create additional value for Core Scientific stockholders, including through cost synergies in the form of corporate general and administrative cost savings and operational efficiency through streamlining business operations and eliminating lease overhead to create potential for incremental cash flow, leveraging the larger scale and capability of the combined company to accelerate deployment of artificial intelligence and HPC workloads, and obtaining greater financing flexibility given the ability of the combined company to pursue additional infrastructure financing strategies to finance committed capital expenditures, and greater ability to attract new and diverse sources of financing to replace traditional debt or equity financing;

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the proposed transaction eliminates the risks and uncertainties to Core Scientific of remaining an independent public company pursuing its standalone plan, which would involve significant near-term capital expenditures and execution risk to secure power, customers and financing for its Colocation Pipeline Business; and

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the Core Scientific board carefully considered strategic alternatives in consultation with its advisors, including considering whether to continue operating Core Scientific as an independent company or seek a business combination with another party. Core Scientific’s financial advisors had each expressed their respective views that there were not likely to be any potential alternative counterparties that would be interested and able to pursue a strategic transaction with Core Scientific, and the fact that no other potential acquirors contacted Core Scientific to express an interest in pursuing a potential acquisition of Core Scientific, including following the June 4, 2024 Bloomberg report regarding CoreWeave’s June 2024 Proposal and the June 26, 2025 Wall Street Journal report that Core Scientific and CoreWeave were in discussions regarding a potential transaction. After considering the alternatives and overseeing extensive negotiations between Core Scientific and CoreWeave and their respective advisors (resulting in multiple increased offers from CoreWeave, with the culmination of CoreWeave stating that the 0.1235 exchange ratio represented its best and final offer, which represented an increase of approximately 34% over the exchange ratio in CoreWeave’s June 6 Proposal), the Core Scientific board determined that the Merger is the best available option for Core Scientific and its stockholders. The Core Scientific Board also considered that, given the existence of a ‘fiduciary out’ and a reasonable termination fee, the Merger Agreement would not likely preclude or unduly discourage any third party with the financial capability and strategic interest of acquiring Core Scientific from pursuing a potential superior proposal.

The Core Scientific board unanimously recommends that Core Scientific stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.

THE MERGER AGREEMENT
The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary set forth below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.
Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement
The Merger Agreement and the summary of its terms and conditions in this proxy statement/prospectus have been included to provide information about the material terms and conditions of the Merger Agreement. This summary and the information in the Merger Agreement are not intended to provide any other public disclosure of factual information about Core Scientific, CoreWeave or any of their respective subsidiaries or affiliates. The representations, warranties, covenants, and agreements contained in the Merger Agreement are made by CoreWeave, Core Scientific and Merger Sub (as applicable) only for the purposes of the Merger Agreement and only as of specific dates, and are qualified and subject to certain limitations and exceptions agreed to by CoreWeave, Core Scientific and Merger Sub in connection with negotiating the terms of the Merger Agreement, including being qualified by reference to confidential disclosures. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC, including being qualified by reference to confidential disclosures. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement.
For the foregoing reasons, the representations, warranties, covenants, and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of CoreWeave, Core Scientific, Merger Sub or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for more information about Core Scientific.
Structure of the Merger
Upon the terms and subject to the conditions of the Merger Agreement, at the effective time, Merger Sub will be merged with and into Core Scientific, the separate corporate existence of Merger Sub will cease, and Core Scientific will continue as the Surviving Corporation and as a wholly owned subsidiary of CoreWeave. The Surviving Corporation will continue to exist under the laws of the State of Delaware.
Charter and Bylaws; Directors and Officers
At the effective time and by virtue of the Merger, Core Scientific’s certificate of incorporation will be amended and restated (other than Articles V through VIII of Core Scientific’s existing certificate of incorporation, which provisions will not be amended, repealed or otherwise modified by virtue of the Merger and which are included as Articles V through VIII in the amended and restated certificate of incorporation of the Surviving Corporation) to be in the form attached as Exhibit A to the Merger Agreement, until thereafter changed or amended as provided therein or by applicable law. The bylaws of the Surviving Corporation will, at the effective time and by virtue of the Merger, be amended to be the bylaws of Merger Sub, as in effect immediately prior to the effective time, except that all references therein to Merger Sub will be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.
From and after the effective time, the initial directors and officers of the Surviving Corporation will be the directors and officers of Merger Sub immediately prior to the effective time, each to hold office until their respective successors have been duly elected, designated or qualified, or until his or her earlier death, resignation or removal in accordance with the organizational documents of the Surviving Corporation.

Consummation and Effectiveness of the Merger
The closing of the Merger is required to take place as soon as practicable (and, in any event, within three business days) after satisfaction or (to the extent permitted by applicable law) waiver of the conditions to closing described in the section titled “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 224 of this proxy statement/prospectus (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of such conditions), or such other date as may be mutually agreed upon in writing by Core Scientific, CoreWeave and Merger Sub. The Merger will become effective at the time the certificate of merger for the Merger is duly filed with the Secretary of State of the State of Delaware or at such later date or time as agreed by CoreWeave and Core Scientific in writing and specified in the certificate of merger in accordance with the DGCL.
Merger Consideration
Subject to the terms and conditions set forth in the Merger Agreement, at the effective time, by virtue of the Merger: (i) each share of Core Scientific common stock held in treasury or held or owned by Core Scientific, CoreWeave or Merger Sub immediately prior to the effective time (i.e., the excluded shares) will be cancelled without consideration; and (ii) each share of Core Scientific common stock, other than any excluded shares, outstanding immediately prior to the effective time will be cancelled and converted into the right to receive 0.1235 fully paid and non-assessable shares of CoreWeave common stock. No fractional shares of CoreWeave common stock will be issued in connection with the Merger, and Core Scientific stockholders who would have been entitled to receive a fraction of a share of CoreWeave common stock will receive cash in lieu of fractional shares as described in the section titled “The Merger Agreement—No Fractional Shares” beginning on page 221 of this proxy statement/prospectus. If Core Scientific changes the number of shares of Core Scientific common stock or CoreWeave changes the number of shares of CoreWeave common stock issued and outstanding prior to the effective time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution with a record date prior to the effective time, recapitalization or exchange, or other similar transaction (but excluding any change that results from (i) the exercise of stock options or other equity-based instruments to purchase shares of Core Scientific or CoreWeave common stock, (ii) the settlement of any other equity-based instruments to acquire shares of Core Scientific or CoreWeave common stock, (iii) the grant of stock-based compensation to directors or employees of Core Weave or Core Scientific under their compensation plans or arrangements, (iv) the exercise of Core Scientific warrants or Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes, (v) the issuance of disputed claims reserve shares in connection with the Fourth Amended Joint Chapter 11 Plan of Core Scientific and its Affiliated Debtors or (vi) any share repurchases or buybacks by Core Scientific and CoreWeave), the Merger Consideration will be adjusted to reflect such change; provided that no adjustment will be made in connection with the issuance of shares of CoreWeave common stock as consideration in a transaction where CoreWeave is the surviving corporation or in connection with any offering of shares of CoreWeave common stock where CoreWeave receives consideration in exchange for the shares of CoreWeave common stock so offered (other than a rights offering or other similar transaction).
Appraisal Rights
In accordance with Section 262 of the DGCL, no appraisal rights will be available to Core Scientific stockholders in connection with the Merger.
Procedures for Surrendering Core Scientific Common Stock Certificates
Prior to the closing, CoreWeave is required to select a reputable bank, transfer agent or trust company, reasonably acceptable to Core Scientific, to act as exchange agent in the Merger for the payment and delivery of the aggregate Merger Consideration pursuant to an exchange agent agreement reasonably acceptable to Core Scientific. At or prior to the effective time, CoreWeave is required to cause to be deposited with the exchange agent, for the benefit of Core Scientific stockholders, for exchange in accordance with the Merger Agreement through the exchange agent the number of shares of CoreWeave common stock to be issued as Merger Consideration (to be represented by book-entry shares of CoreWeave common stock). Promptly following the effective time, CoreWeave is required to cause the exchange agent to mail to the record holders of certificates that represented shares of Core Scientific common stock: (i) a letter of transmittal in customary form and containing such provisions as CoreWeave and Core Scientific may reasonably specify (including a provision confirming that delivery of certificates will be effected, and risk of loss and title to shares of Core Scientific common stock will pass, only upon delivery of such certificates to the exchange agent); and (ii) instructions for use in effecting the surrender of certificates in exchange for the Merger Consideration.
Upon surrender of a certificate to the exchange agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the exchange agent or CoreWeave, the holder of such certificate will be entitled to receive (A) a certificate or evidence of shares in book-entry form representing the number of whole shares of CoreWeave common stock that such holder has the right to receive pursuant to the Merger Agreement and (B) cash in lieu of any fractional shares of CoreWeave common stock otherwise payable to such holder of uncertificated shares. Until surrendered as contemplated by the procedures outlined in this paragraph, each certificate will be deemed, from and after the effective time, to represent only the right to receive the Merger Consideration specified in the Merger Agreement. In the event of a transfer of ownership of shares of Core Scientific common stock that is not registered in Core Scientific’s transfer records, any portion of the Merger Consideration may be issued or paid (including in cash in lieu of fractional shares) to a person other than the person in whose name such certificate so surrendered is registered if such certificate is properly endorsed or otherwise is in proper form for transfer, and the person requesting such issuances and/or payments will pay any transfer or other taxes required by reason of such issuance and/or payment of the Merger Consideration to a person other than the registered holder of such shares of Core Scientific common stock or establish to the satisfaction of CoreWeave that such taxes have been paid or are not applicable. If any certificate is lost, stolen or destroyed, CoreWeave may require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and to deliver a bond as indemnity against any claim that may be made against the exchange agent, CoreWeave or the Surviving Corporation with respect to such certificate.
With respect to uncertificated shares of Core Scientific common stock held through DTC, CoreWeave and Core Scientific are required to cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as practicable after the effective time, but in any event within five business days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Share Consideration and cash in lieu of fractional shares otherwise payable to such holder of uncertificated shares.
With respect to uncertificated shares of Core Scientific common stock not held through DTC, CoreWeave is required to instruct, and to use its commercially reasonable efforts to cause, the exchange agent to pay and deliver to each holder of record of any such stock, as promptly as reasonably practicable after the effective time, but in any event within five business days thereafter, the applicable Share Consideration and a check in the amount (after giving effect to any required tax withholdings as provided in the Merger Agreement) of any cash in lieu of fractional shares of CoreWeave common stock otherwise payable to such holder of uncertificated shares.
No Fractional Shares
Cash will be paid in lieu of fractional shares as described in the following sentence. Each holder of shares of Core Scientific common stock (other than any excluded shares) that otherwise would have been entitled to receive a fraction of a share of CoreWeave common stock will instead receive a cash payment (without interest) in respect of such fractional share in an amount equal to the product of (i) the aggregate net cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the exchange agent incurred in connection with such sales) received by the exchange agent selling at then-prevailing prices on Nasdaq the number of shares of CoreWeave common stock that represents the aggregate of all fractional entitlements of all holders of Core Scientific common stock and (ii) a fraction, the numerator of which is such fractional part of a share of CoreWeave common stock, and the denominator is the number of shares of CoreWeave common stock that represents the aggregate of all fractional entitlements of all holders of Core Scientific common stock.
Treatment of Core Scientific Equity Awards
Core Scientific RSU Awards
At the effective time, each Core Scientific RSU Award that is outstanding immediately prior to the effective time and held by a Specified Individual or by a non-employee member of the Core Scientific board, will fully vest and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying such Core Scientific RSU Award as of immediately prior to the effective time, multiplied by (y) the exchange ratio.
At the effective time, all other Unvested Core Scientific RSU Awards that are outstanding immediately prior to the effective time will be cancelled and each will be converted into a restricted stock unit award with respect to a number of shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying such Unvested Core Scientific RSU Award as of immediately prior to the effective time, multiplied by (y) the exchange ratio (i.e., a CoreWeave Rollover RSU Award), and each such CoreWeave Rollover RSU Award will otherwise continue to be subject to the same terms and conditions (including vesting schedule and treatment on termination of employment) as were applicable to the corresponding Unvested Core Scientific RSU Award prior to the effective time.
Core Scientific PSU Awards
At the effective time, each Core Scientific PSU Award that is outstanding immediately prior to the effective time and held by a Specified Individual, will vest and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (x) the total number of shares of Core Scientific common stock underlying such Core Scientific PSU Award as of immediately prior to the effective time (which number will be determined by deeming the applicable performance level to equal 300%), multiplied by (y) the exchange ratio.
At the effective time, all other Core Scientific PSU Awards that are outstanding immediately prior to the effective time will be cancelled and each will be converted into a time-based restricted stock unit award with respect to a number of shares of CoreWeave common stock equal to the product of (x) the total number of shares of Core Scientific common stock underlying such Core Scientific PSU Award as of immediately prior to the effective time assuming a performance level of 300% multiplied by (y) the exchange ratio (i.e., a CoreWeave Rollover PSU Award), and each such CoreWeave Rollover PSU Award will otherwise continue to be subject to the same terms and conditions (including service-based vesting and forfeiture conditions) as were applicable to the corresponding Core Scientific PSU Award immediately prior to the effective time (other than the applicable performance conditions).
Core Scientific Options
At the effective time, each In the Money Option will be cancelled and converted into the right to receive (without interest and less applicable tax withholding) a number of fully paid and non-assessable shares of CoreWeave common stock equal to (x) the quotient obtained by dividing (a) the product obtained by multiplying (A) the excess, if any, of the Per Core Scientific Share Price over the exercise price per share of Core Scientific common stock subject to such Core Scientific Option immediately prior to the effective time by (B) the number of shares of Core Scientific common stock subject to such Core Scientific Option immediately prior to the effective time by (b) the Per Core Scientific Share Price multiplied by (y) the exchange ratio.
At the effective time, each Core Scientific Option that is not an In the Money Option and that is outstanding and unexercised as of immediately prior to the effective time will be cancelled at the effective time with no consideration payable in respect of such Core Scientific Option.
Treatment of Core Scientific Warrants
The Core Scientific warrants will be treated in accordance with the terms of the Core Scientific Warrant Agreement. Prior to the effective time, CoreWeave and Core Scientific will make all necessary and appropriate provisions to provide for the assumption by CoreWeave of the performance of Core Scientific under the Core Scientific Warrant Agreement. At the effective time and by virtue of the Merger:
•
a holder of a Tranche 1 Warrant as of immediately prior to the effective time will be entitled, following the effective time, and subject to the terms and conditions of the Core Scientific Warrant Agreement, to receive a New Tranche 1 Warrant exercisable for a number of shares of CoreWeave common stock equal to (1) the Warrant Shares (as defined in the Core Scientific Warrant Agreement) underlying such Tranche 1 Warrant, multiplied by (2) the exchange ratio, with such New Tranche 1 Warrant having an exercise price per Warrant

Share equal to the Tranche 1 Exercise Price (as defined in the Core Scientific Warrant Agreement) in effect immediately prior to the effective time divided by the Exchange Ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants; and
•
a holder of a Tranche 2 Warrant as of immediately prior to the effective time will be entitled, following the effective time, and subject to the terms and conditions of the Core Scientific Warrant Agreement, to receive a Converted Tranche 2 Warrant (as defined in the Core Scientific Warrant Agreement), which Converted Tranche 2 Warrant will be exercisable for a number of Warrant Shares with an exercise price of $7.50 per Warrant Share (subject to adjustment as set forth in the Core Scientific Warrant Agreement and otherwise on the same terms as the Tranche 2 Warrants), which will be converted into a New Tranche 2 Warrant exercisable for a number of shares of CoreWeave common stock equal to (a) the Warrant Shares underlying the Converted Tranche 2 Warrants, multiplied by (b) the exchange ratio, with such New Tranche 2 Warrant having an exercise price per Warrant Share equal to $7.50 per Warrant Share divided by the exchange ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants.

At the effective time, each Tranche 1 Warrant will be automatically redeemed in accordance with the terms of the Core Scientific Warrant Agreement and all of the terms, obligations covenants and conditions of each Tranche 1 Warrant will thereafter be of no further force or effect and will represent only the right to receive a New Tranche 1 Warrant in accordance with the Merger Agreement, on the terms and subject to the conditions set forth in the Core Scientific Warrant Agreement. At the effective time, each Tranche 2 Warrant will be automatically converted, and each Converted Tranche 2 Warrant will be automatically redeemed, in each case in accordance with the terms of the Warrant Agreement, and all of the terms, obligations, covenants and conditions of each Tranche 2 Warrant and Converted Tranche 2 Warrant will thereafter be of no further force or effect, and each Converted Tranche 2 Warrant will represent only the right to receive a New Tranche 2 Warrant in accordance with the Merger Agreement, on the terms and subject to the conditions set forth in the Core Scientific Warrant Agreement.
For a description of the terms of the New Tranche 1 Warrants and New Tranche 2 Warrants, see the section titled “Description of CoreWeave Capital Stock, New Tranche 1 Warrants and New Tranche 2 Warrants” beginning on page 278 of this proxy statement/prospectus.
Treatment of Core Scientific Convertible Notes
Prior to the effective time, within the time periods required by the terms of each of the Core Scientific 2029 and 2031 Notes Indentures, Core Scientific will, and will cause its representatives to, use reasonable best efforts to take all actions required by such indenture to be performed by it at or prior to the effective time as a result of the consummation of the Merger, including the giving of any notices that may be required by Core Scientific and CoreWeave and the delivery to the trustee, of any documents or instruments required to be delivered at or prior to the effective time to such trustee, in each case by such indenture as a result of the consummation of the Merger; provided, that Core Scientific will, to the extent practicable, deliver a draft of any such notice or other document to CoreWeave at least three business days prior to delivering or entering into such notice or other document in accordance with the terms of the indentures. Prior to the effective time, Core Scientific agrees to cooperate with CoreWeave by using reasonable best efforts to execute and deliver at (and subject to the consummation of) the effective time one or more supplemental indentures and officer’s certificates (to the extent required by the trustee pursuant to each such indenture), in each case in form and substance reasonably acceptable to CoreWeave and the trustee under such indentures, pursuant to each such indenture and use reasonable best efforts to cause the trustee under such indentures to execute and deliver at the effective time any such supplemental indentures, in each case required by the terms of such indenture as a result of the consummation of the Merger; provided that counsel for Core Scientific will not be required to deliver any legal opinion under any indenture unless specifically required by the trustee thereunder after CoreWeave’s counsel will have offered to provide the same. Core Scientific has agreed that, unless CoreWeave provides its prior written consent to Core Scientific’s election of a different settlement method, Core Scientific will elect to settle any conversion of the Convertible Notes occurring prior to the effective time solely by delivering Core Scientific common stock (together with cash in lieu of any fractional share, as provided in the applicable indenture).
Treatment of Core Scientific Contingent Value Rights
The Core Scientific CVRs will be treated in accordance with the terms of the Core Scientific Contingent Value Rights Agreement. Prior to the effective time, CoreWeave and Core Scientific will make all necessary and appropriate provisions to provide for the assumption by CoreWeave of Core Scientific’s obligations, duties and covenants under the Core Scientific Contingent Value Rights Agreement. Additionally, following the effective time, for the purposes of Section 4.4 of the Core Scientific Contingent Value Rights Agreement, CoreWeave common shares will be deemed to be the Surviving Entity Equity Securities (as defined in the Core Scientific Contingent Value Rights Agreement) (after giving effect to the exchange ratio).
Listing of Shares of CoreWeave Common Stock, New Tranche 1 Warrants and New Tranche 2 Warrants
CoreWeave will use its reasonable best efforts to cause the shares of CoreWeave common stock, New Tranche 1 Warrants and New Tranche 2 Warrants to be issued in connection with the Merger to be listed on Nasdaq, where shares of CoreWeave common stock are currently traded. Approval for listing on Nasdaq of the shares of CoreWeave common stock issuable to Core Scientific stockholders in the Merger, subject to official notice of issuance, is a condition to the obligation of CoreWeave, Core Scientific and Merger Sub to complete the Merger.
Conditions to the Consummation of the Merger
Mutual Conditions
The obligations of CoreWeave and Core Scientific to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver (to the extent permitted by applicable law) by CoreWeave and Core Scientific of the following conditions:
•	receipt of the Core Scientific Stockholder Approval;
•
this registration statement on Form S-4 becoming effective under the Securities Act, no SEC stop order suspending the effectiveness of this registration statement having been issued by the SEC and remaining in effect and no proceedings for such purpose pending before the SEC;

•
the expiration or termination of the waiting period (and any extension thereof, including any commitment to, or agreement with, any governmental body to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by the Merger Agreement) applicable to the transactions contemplated by the Merger Agreement under the HSR Act;

•
the absence of any order enacted, promulgated, issued or entered by any governmental body enjoining, restraining, preventing or prohibiting the consummation of the Merger and the absence of any law in effect or enacted or promulgated prohibiting or making illegal the consummation of the Merger; and

•	the approval for listing on Nasdaq, subject to official notice of issuance, of the CoreWeave common stock issuable to the Core Scientific stockholders in the Merger.
Additional Conditions
In addition, CoreWeave’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions as of the closing date:
•
certain representations and warranties Core Scientific made in the Merger Agreement regarding certain aspects of corporate organization and corporate power, authority and enforceability, certain aspects of Core Scientific’s capitalization, certain aspects of Core Scientific’s subsidiaries, non-violation, broker’s fees, rights agreements and fairness opinions being true and correct in all material respects, on and as of the closing, with the same force and effect as if made on and as of the closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); provided that all “Core Scientific Material Adverse Effect” (with such term as described in the section titled “—Definition of ‘Material Adverse Effect”’), “material” and “materiality” qualifications contained in such representations and warranties will be disregarded;

•
certain representations and warranties Core Scientific made in the Merger Agreement regarding certain aspects of capitalization being true and correct in all respects (except for de minimis inaccuracies relative to the total fully diluted equity capitalization of Core Scientific), on and as of the closing, with the same force and effect as if made on and as of the closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); provided that all “Core Scientific Material Adverse Effect,” “material” and “materiality” qualifications contained in such representations and warranties will be disregarded;

•
certain representations and warranties Core Scientific made in the Merger Agreement regarding the absence of a Core Scientific Material Adverse Effect having occurred between March 31, 2025 and the date of the Merger Agreement being true and correct in all respects as of the closing;

•
each of the other representations and warranties Core Scientific made in the Merger Agreement being true and correct as of the closing (without giving effect to any “material,” “materiality,” “Core Scientific Material Adverse Effect” or similar phrases (other than the word “material” in the definition of “material contract”)) as if made as of the closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where the failure of any such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Core Scientific Material Adverse Effect;

•	compliance by Core Scientific in all material respects with all of the covenants and agreements under the Merger Agreement required to be performed by Core Scientific at or prior to the closing;
•	the absence of a Core Scientific Material Adverse Effect (defined below) since the date of the Merger Agreement; and
•
the delivery by Core Scientific to CoreWeave of a certificate executed by a duly authorized officer of Core Scientific, dated as of the closing date, stating that the conditions in the six preceding bullet points have been satisfied.

In addition, Core Scientific’s obligations to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions as of the closing date:
•
certain representations and warranties CoreWeave and Merger Sub made in the Merger Agreement regarding certain aspects of corporate organization and corporate power, authority and enforceability, certain aspects of CoreWeave’s capitalization, certain aspects of CoreWeave’s subsidiaries, non-violation, and broker’s fees being true and correct in all material respects, on and as of the closing, with the same force and effect as if made on and as of the closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); provided that all “CoreWeave Material Adverse Effect” (with such term as described under the section titled “—Definition of ‘Material Adverse Effect”’), “material” and “materiality” qualifications contained in such representations and warranties will be disregarded;

•
certain representations and warranties CoreWeave and Merger Sub made in the Merger Agreement regarding certain aspects of CoreWeave’s capitalization being true and correct in all respects (except for de minimis inaccuracies relative to the total fully diluted equity capitalization of CoreWeave), on and as of the closing, with the same force and effect as if made on and as of the closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); provided that all “CoreWeave Material Adverse Effect” (with such term as described under the section titled “—Definition of ‘Material Adverse Effect”’), “material” and “materiality” qualifications contained in such representations and warranties will be disregarded;

•
certain representations and warranties CoreWeave made in the Merger Agreement regarding the absence of a CoreWeave Material Adverse Effect having occurred between March 31, 2025 and the date of the Merger Agreement being true and correct in all respects as of the closing;

•
each of the other representations and warranties CoreWeave made in the Merger Agreement being true and correct as of the closing (without giving effect to any “material,” “materiality,” “CoreWeave Material Adverse Effect” or similar phrases (other than the word “material” in the definition of “material contract”)) as if made as of the closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where the failure of any such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a CoreWeave Material Adverse Effect;

•
compliance by each of CoreWeave and Merger Sub in all material respects with its respective covenants and agreements under the Merger Agreement required to be performed by it at or prior to the closing;

•	the absence of a CoreWeave Material Adverse Effect (defined below) since the date of the Merger Agreement; and

•
the delivery by CoreWeave to Core Scientific of a certificate executed by a duly authorized officer of CoreWeave, dated as of the closing date, stating that the conditions in the six preceding bullet points have been satisfied.

Representations and Warranties
The Merger Agreement contains customary representations and warranties by Core Scientific, CoreWeave and Merger Sub.
The representations and warranties of Core Scientific in the Merger Agreement relate to, among other things:
•	corporate organization and corporate power;
•	authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and enforceability;
•	capitalization;
•	organization and standing of subsidiaries;
•	absence of any conflict with or violation or breach of organizational documents or laws or additional payments as a result of consummation of the transactions contemplated by the Merger Agreement;
•	required governmental and other regulatory filings and consents in connection with the transactions contemplated by the Merger Agreement;
•	SEC documents, financial statements, and financial reporting procedures;
•	undisclosed liabilities;
•	absence of certain developments;
•	compliance with laws;
•	affiliate transactions;
•	title to assets and real property;
•	tax matters;
•	material contracts and commitments;
•	intellectual property;
•	litigation;
•	insurance;
•	employee benefit plans;
•	environmental matters;
•	employment and labor matters;
•	material relationships;
•	government contracts;
•	utility regulatory matters;
•	fiber networks;
•	broker’s fees;
•	accuracy of disclosure;
•	rights agreements;
•	opinion of financial advisors; and
•	non-reliance.

The representations and warranties of CoreWeave and Merger Sub in the Merger Agreement relate to, among other things:
•	corporate organization and corporate power;
•	authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and enforceability;
•	capitalization;
•	organization and standing of subsidiaries;
•	absence of any conflict with or violation or breach of organizational documents or laws or additional payments as a result of consummation of the transactions contemplated by the Merger Agreement;
•	required governmental and other regulatory filings and consents in connection with the transactions contemplated by the Merger Agreement;
•	SEC documents, financial statements, and financial reporting procedures;
•	undisclosed liabilities;
•	absence of certain developments;
•	compliance with laws;
•	affiliate transactions;
•	litigation;
•	broker’s fees;
•	accuracy of disclosure;
•	ownership of Core Scientific’s equity interests;
•	purpose of Merger Sub;
•	qualification of the Merger as a “reorganization” for U.S. federal income tax purposes; and
•	non-reliance.
The representations and warranties made by CoreWeave, Merger Sub and Core Scientific are subject to exceptions and qualifications (including exceptions based on materiality or a CoreWeave Material Adverse Effect or a Core Scientific Material Adverse Effect, as applicable). In addition, the representations and warranties are qualified by certain documents filed with or furnished to the SEC by CoreWeave or Core Scientific and the confidential disclosure letters delivered by Core Scientific to CoreWeave and Merger Sub and by CoreWeave to Core Scientific.
None of the representations, warranties or agreements contained in the Merger Agreement or in any certificate, document or instrument delivered pursuant to the Merger Agreement will survive the effective time, except for covenants and agreements which contemplate performance, in whole or in part, after the effective time or otherwise expressly by their terms survive the effective time. For more information, see the section titled “—Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement” above.
Definition of “Material Adverse Effect”
Many of the representations and warranties in the Merger Agreement are qualified by a “material adverse effect” standard with respect to the party making such representations and warranties.

“Core Scientific Material Adverse Effect” means, for the purposes of the Merger Agreement, any change, effect, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Core Scientific and its subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence, state of facts or development to the extent related to or resulting from:
•	general business or economic conditions affecting the industry in which Core Scientific and its subsidiaries operate;
•
acts of god, weather conditions or environmental events and natural disasters (including any earthquakes, floods, hurricanes, tropical storms, fires, or other natural disasters), health emergencies, pandemics or epidemics (or the escalation of any of the foregoing) and any governmental or industry responses thereto;

•
political or geopolitical conditions (including tariffs and sanctions), the occurrence or the escalation or worsening of any military or terrorist actions or cyberterrorism (including cyberterrorism data breaches), civil or political unrest, acts of war, hostilities or sabotage;

•
changes in economic, financial or market conditions, including changes in the artificial intelligence, financial, banking, currency, bitcoin, bitcoin mining, cryptocurrency, electricity, energy, power or securities markets and changes in cryptocurrency prices, commodity prices and regulatory, legislative or political conditions;

•	changes in the prices of commodities, bitcoin or other digital assets after the date of the Merger Agreement;
•	changes in GAAP after the date of the Merger Agreement;
•	changes in laws or orders after the date of the Merger Agreement;
•
changes in Core Scientific’s stock price or the trading volume of Core Scientific’s stock or any change in the credit rating of Core Scientific (provided that the underlying causes of any such change, to the extent not otherwise excluded from the definition of a Core Scientific Material Adverse Effect, may be taken into consideration when determining whether a Core Scientific Material Adverse Effect has occurred);

•
the failure of Core Scientific to meet internal or analysts’ expectations, projections or results of operations (provided that the underlying causes of any such failure to meet expectations, projections or results of operations, to the extent not otherwise excluded from the definition of a Core Scientific Material Adverse Effect, may be taken into consideration when determining whether a Core Scientific Material Adverse Effect has occurred);

•	any material adverse effect on the business, assets, results of operations or financial condition of CoreWeave or its subsidiaries and any impact thereof on Core Scientific or its subsidiaries;
•	breaches or threatened breaches by CoreWeave or any of its subsidiaries of any commercial contract with Core Scientific or any of its subsidiaries;
•
the execution or delivery of the Merger Agreement, the announcement of the Merger Agreement or the transactions contemplated by the Merger Agreement, the identity of the parties to the Merger Agreement or the taking of any action required by the Merger Agreement, including the impact of any of the foregoing on the relationships of Core Scientific or any of its subsidiaries with governmental bodies, customers, suppliers, power providers, utility companies, contractors, partners, officers, employees or other business relations (it being understood that this bullet will not apply to a breach of certain representations and warranties of Core Scientific relating to authority and enforceability, non-violation, consents, intellectual property and employee benefit plans or the accuracy of such representations and warranties for the purposes of determining whether certain conditions to closing have been satisfied);

•
transaction litigation (provided that the underlying causes of any such litigation, to the extent not otherwise excluded from the definition of a Core Scientific Material Adverse Effect, may be taken into consideration when determining whether a Core Scientific Material Adverse Effect has occurred); and

•
any action (1) expressly required by the Merger Agreement, (2) taken by Core Scientific or any of its subsidiaries with CoreWeave’s written consent, to the extent the consequences thereof are reasonably foreseeable, or taken at CoreWeave’s written request or (3) any failure by Core Scientific or any of its subsidiaries to take any action as a result of CoreWeave’s or any of CoreWeave’s subsidiaries’ failure or delay in providing consent, to the extent such failure or delay in providing consent would reasonably be expected to have a materially adverse effect on Core Scientific or its subsidiaries;

provided, however, that if any change, effect, event, circumstance, occurrence, state of facts or development described in any of the first seven bullet points above has or has had a disproportionate adverse effect on Core Scientific and its subsidiaries, taken as a whole, relative to other participants in the industries in which Core Scientific and its subsidiaries operate, then the incremental disproportionate adverse effect (and only the incremental disproportionate adverse effect) may be taken into account in determining whether a Core Scientific Material Adverse Effect has occurred.
“CoreWeave Material Adverse Effect” means, for the purposes of the Merger Agreement, any change, effect, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of CoreWeave and its subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence, state of facts or development to the extent related to or resulting from:
•	general business or economic conditions affecting the industry in which CoreWeave and its subsidiaries operate;
•
acts of god, weather conditions or environmental events and natural disasters (including any earthquakes, floods, hurricanes, tropical storms, fires, or other natural disasters), health emergencies, pandemics or epidemics (or the escalation of any of the foregoing) and any governmental or industry responses thereto;

•
political or geopolitical conditions (including tariffs and sanctions), the occurrence or the escalation or worsening of any military or terrorist actions or cyberterrorism (including cyberterrorism data breaches), civil or political unrest, acts of war, hostilities or sabotage;

•
changes in economic, financial or market conditions, including changes in the artificial intelligence, financial, banking, currency, bitcoin, bitcoin mining, cryptocurrency, electricity, energy, power or securities markets and changes in cryptocurrency prices, commodity prices and regulatory, legislative or political conditions;

•	changes in the prices of commodities, bitcoin or other digital assets after the date of the Merger Agreement;
•	changes in GAAP after the date of the Merger Agreement;
•	changes in laws or orders after the date of the Merger Agreement;
•
changes in CoreWeave’s stock price or the trading volume of CoreWeave’s stock or any change in the credit rating of CoreWeave (provided that the underlying causes of any such change, to the extent not otherwise excluded from the definition of a CoreWeave Material Adverse Effect, may be taken into consideration when determining whether a CoreWeave Material Adverse Effect has occurred);

•
the failure of CoreWeave to meet internal or analysts’ expectations, projections or results of operations (provided that the underlying causes of any such failure to meet expectations, projections or results of operations, to the extent not otherwise excluded from the definition of a CoreWeave Material Adverse Effect, may be taken into consideration when determining whether a CoreWeave Material Adverse Effect has occurred);

•	breaches or threatened breaches by Core Scientific or any of its subsidiaries of any commercial contract with CoreWeave or any of its subsidiaries;
•
the execution or delivery of the Merger Agreement, the announcement of the Merger Agreement or the transactions contemplated by the Merger Agreement, the identity of the parties to the Merger Agreement or the taking of any action required by the Merger Agreement, including the impact of any of the foregoing on the relationships of CoreWeave or any of its subsidiaries with governmental bodies, customers, suppliers, power providers, utility companies, contractors, partners, officers, employees or other business relations (it being understood that this bullet will not apply to a breach of certain representations and warranties of CoreWeave relating to authority and enforceability, non-violation and consents or the accuracy of such representations and warranties for the purposes of determining whether certain conditions to closing have been satisfied));

•
transaction litigation (provided that the underlying causes of any such litigation, to the extent not otherwise excluded from the definition of a CoreWeave Material Adverse Effect, may be taken into consideration when determining whether a CoreWeave Material Adverse Effect has occurred); and

•	any action expressly required by the Merger Agreement or any action taken by CoreWeave or any of the subsidiaries of CoreWeave at Core Scientific’s written request or with Core Scientific’s consent;

provided, however, that if any change, effect, event, circumstance, occurrence, state of facts or development described in any of the first seven bullet points above has or has had a disproportionate adverse effect on CoreWeave and its subsidiaries, taken as a whole, relative to other participants in the industries in which CoreWeave and its subsidiaries operate, then the incremental disproportionate adverse effect (and only the incremental disproportionate adverse effect) may be taken into account in determining whether a CoreWeave Material Adverse Effect has occurred.
Conduct of Business Pending the Merger
Each of Core Scientific and CoreWeave has agreed to certain covenants in the Merger Agreement restricting the conduct of its and its respective subsidiaries’ businesses between the date of the Merger Agreement and the effective time or, if applicable, the date on which the Merger Agreement is validly terminated.
In general, except as required or prohibited by applicable law, as expressly required or expressly permitted by the Merger Agreement, with the prior written consent of CoreWeave or subject to specified exceptions set forth in the confidential disclosure letter delivered by Core Scientific to CoreWeave and Merger Sub, from the date of the Merger Agreement until the earlier of the effective time or the date the Merger Agreement is validly terminated (the “pre-closing period”), Core Scientific is required to, and must cause its subsidiaries to, use commercially reasonable efforts to carry on their businesses in the ordinary course of business in all material respects, preserve intact their current business organizations and relationships with customers, suppliers, distributors, lenders, landlords, tenants, utility companies, power providers, governmental bodies and others having business relationships that in each case are material to Core Scientific or its subsidiaries taken as a whole, comply with applicable law in all material respects, maintain in effect all necessary permits that are material to Core Scientific and its subsidiaries taken as a whole and maintain the material assets and material properties of Core Scientific in their current condition in all material respects, ordinary wear and tear excepted.
Without limiting the generality of the preceding paragraph, during the pre-closing period and except as set forth in the confidential disclosure letter delivered by Core Scientific to CoreWeave and Merger Sub, as required or prohibited by applicable law, as expressly required or expressly permitted by the Merger Agreement or with the prior written consent of CoreWeave, Core Scientific and its subsidiaries have agreed not to take the following actions:
•	enter into any new line of business outside the existing lines of business of Core Scientific and its subsidiaries as of the date of the Merger Agreement;
•
(1) declare, set aside, establish a record date for or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Core Scientific common stock or other equity securities of Core Scientific or its subsidiaries or (2) directly or indirectly redeem, repurchase, buyback or otherwise acquire any shares of Core Scientific common stock, Core Scientific subsidiary equity securities, any Core Scientific Convertible Notes, any Core Scientific warrants or any Core Scientific RSU Awards or Core Scientific PSU Awards with respect thereto, except, in each case, (A) for the declaration and payment of dividends or distributions by a direct or indirect wholly owned subsidiary of Core Scientific solely to its direct parent entity, (B) any forfeitures or repurchases of unvested Core Scientific RSU Awards, Core Scientific PSU Awards or other shares of securities of Core Scientific or its subsidiaries issued pursuant to or granted as awards under Core Scientific equity plans in accordance with the terms thereof as in effect as of the date of the Merger Agreement, (C) to satisfy any applicable tax withholding in respect of the vesting or settlement of any Core Scientific RSU Awards or Core Scientific PSU Awards, or (D) for the issuance of shares of Core Scientific common stock (and payment of cash in lieu of issuing any fractional share) to settle (x) any conversion of any of the Core Scientific Convertible Notes in accordance with the terms of the corresponding Core Scientific Notes Indenture or (y) any exercise of the Core Scientific warrants, in each case, as outstanding on the date of the Merger Agreement and in accordance with their respective terms on the date of the Merger Agreement, (E) payments of regular scheduled interest upon the Core Scientific Convertible Notes solely to the extent required pursuant to the terms of the corresponding Core Scientific 2029 and 2031 Notes Indentures or any exercise of the Core Scientific warrants, in each case, outstanding on the date of the Merger Agreement and in accordance with their respective terms as in effect on the date of the Merger Agreement, or (F) as required by the Core Scientific CVR Agreement;

•
(x) issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, or make or exercise any option to purchase with respect to, (1) any shares of Core Scientific capital stock or any Core Scientific subsidiary equity securities, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any phantom equity or similar contractual rights or (4) any rights, warrants or options to acquire any such shares or securities exchangeable into such shares, except in each case: (A) for the issuance of shares of Core Scientific common stock (and payment of cash in lieu of issuing any fractional shares) to settle (x) any conversion of the Core Scientific Convertible Notes in accordance with the terms of the corresponding Core Scientific 2029 and 2031 Notes Indentures existing as of the date of the Merger Agreement, or (y) any exercise of the Core Scientific warrants, in each case, outstanding on the date of the Merger Agreement in accordance with their respective terms as in effect on the date of the Merger Agreement, (B) for issuances of Core Scientific common stock upon the vesting or settlement of Core Scientific RSU Awards or Core Scientific PSU Awards outstanding prior to the date of the Merger Agreement or issued after the date of the Merger Agreement in compliance with the Merger Agreement, in each case in accordance with their respective terms, (C) for transactions solely between or among any of Core Scientific and its wholly owned subsidiaries, and (D) for certain liens permitted by the terms of the Merger Agreement or (y) amend or otherwise change any term of any Core Scientific capital stock or any Core Scientific subsidiary equity securities (in each case, whether by merger, consolidation or otherwise);
•
except as required by the terms of a Core Scientific benefit plan as in effect as of the date of the Merger Agreement, (A) grant or increase (or promise to commit to grant or increase) the wages, salary, severance, equity or other compensation or benefits with respect to any of Core Scientific’s or any of its subsidiaries’ officers, directors, or employees, (B) establish, adopt, enter into, materially amend or terminate any Core Scientific benefit plan, other than the amendment of any Core Scientific benefit plan that is a broad-based welfare benefit plan in the ordinary course of business and in a manner that does not enhance the benefits under such Core Scientific benefit plan or increase the costs to Core Scientific or any of its subsidiaries, (C) accelerate the vesting, funding or time of payment of any compensation or other benefit, (D) enter into any transaction bonus, retention, change-of-control or similar agreement or arrangement with any employee of Core Scientific or any of its subsidiaries or pay or award (or commit to pay or award) any amounts in respect of the foregoing, (E) grant, or promise or commit to grant, any equity or equity-aligned awards or any long-term incentive awards, or (F) waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement or other restrictive covenant obligation of any current or former employee or other individual service provider;

•
(A) adopt, enter into or amend any collective bargaining agreement or other contract with any labor union, works council or other similar employee representative body applicable to Core Scientific or its subsidiaries, or (B) engage in any conduct that would result in an employment loss or layoff for a sufficient number of employees of Core Scientific or its subsidiaries which would constitute a “plant closing” or “mass layoff” under the Worker Adjustment and Retraining Notification Act;

•
hire, engage, promote or terminate (other than for cause) any employee, except for (A) the hiring or engagement of any individual to whom an offer of employment has been extended on or prior to the date of the Merger Agreement as listed the confidential disclosure letter delivered by Core Scientific to CoreWeave and Merger Sub or (B) the hiring, engagement, promotion or termination of any employee below the title of Senior Manager and with a base salary less than $180,000 in the ordinary course of business consistent with past practice;

•
(A) other than as expressly required by the Merger Agreement in furtherance of the transactions contemplated by the Merger Agreement, amend, or propose to amend any organizational document of Core Scientific (including by merger, consolidation or otherwise), (B) adopt a stockholders’ rights plan or similar plan or (C) other than the Merger Agreement, enter into any agreement with respect to the voting of Core Scientific capital stock or any Core Scientific subsidiary securities;

•
effect a recapitalization, reclassification of shares, stock split, reverse stock split, combination, subdivision or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of Core Scientific capital stock;

•
(A) adopt a plan of complete or partial liquidation or dissolution, of Core Scientific or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X or (B) enter into any merger, liquidation, dissolution, reorganization or restructuring of Core Scientific or any such “significant subsidiaries”;

•
other than capital expenditures made pursuant to certain contracts related to properties being developed by Core Scientific and CoreWeave, incur, make or authorize any capital expenditures or any obligations or liabilities in respect thereof, other than capital expenditures that are in the ordinary course and do not exceed $5,000,000 individually or $10,000,000 in the aggregate or are contemplated by the confidential disclosure letter delivered by Core Scientific to CoreWeave and Merger Sub;

•
acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other person, except for (A) purchases in the ordinary course of business or (B) transactions (1) solely among Core Scientific and one or more of its wholly owned subsidiaries, (2) solely among Core Scientific’s wholly owned subsidiaries or (3) pursuant to existing contractual obligations disclosed to CoreWeave prior to the date of the Merger Agreement, but excluding certain contractual obligations set forth in the confidential disclosure letter delivered by Core Scientific to CoreWeave and Merger Sub;

•
(A) incur, assume, endorse, guarantee, or otherwise become liable for any indebtedness for borrowed money or any surety bonds or letters of credit obligations or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise) or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (other than Core Scientific or any of its subsidiaries), (B) make any material loans or advances to any other person or (C) make any material capital contributions to, or investments in, any other person, except, in each case, for (1) among Core Scientific and its wholly owned subsidiaries or to or among any wholly owned subsidiaries of Core Scientific, (2) any surety bonds or letters of credit obligations incurred, assumed, endorsed, guaranteed or for which Core Scientific or any of its subsidiaries otherwise become liable in the ordinary course of business, (3) any advances or deposits for the future delivery of goods or services, including under co-location agreements, and (4) guarantees by Core Scientific or its subsidiaries of obligations of Core Scientific or any of its subsidiaries;

•
sell, transfer, assign, mortgage, encumber, pledge, license, lease, sublease, abandon or otherwise withdraw or dispose of any properties or assets with a fair market value in excess of $3,000,000 in the aggregate except for, in each case, (A) certain liens permitted by the Merger Agreement, (B) sales of inventory and equipment, or of obsolete or worthless assets, in each case in the ordinary course of business and (C) any transaction (I) solely among Core Scientific and one or more of its wholly owned subsidiaries or (II) solely among Core Scientific’s wholly owned subsidiaries;

•
(A) other than non-exclusive licenses granted in the ordinary course of business, sell, lease, assign, transfer, convey, dispose of, grant any license or sublicense in, to or under, create or incur any lien (other than certain liens permitted by the Merger Agreement) on, any material intellectual property owned by Core Scientific and its subsidiaries or (B) allow any material registered intellectual property to lapse or go abandoned, other than at the end of its maximum statutory term;

•
pay, discharge, settle, compromise or satisfy, or offer or propose to pay, discharge, settle, compromise or satisfy, (A) any action or threatened action that results in the payment of monetary damages in excess of $3,000,000 in the aggregate, or that imposes any material restrictions or limitations upon the assets, operations or business of Core Scientific or any of its subsidiaries (or CoreWeave after closing) or equitable or injunctive remedies or the admission of wrongdoing by Core Scientific or any of its subsidiaries (or CoreWeave, after the closing) or (B) any action or threatened action (excluding any action or threatened action relating to taxes, such action and threatened actions being subject to the seventeenth bullet point of this section) that relates to the transactions contemplated by the Merger Agreement;

•
change its fiscal year or change any of its financial accounting methods or practices or internal accounting controls or disclosure controls and procedures in any respect, except as required by GAAP, Regulation S-X of the Securities Act, or a governmental body or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

•
other than in the ordinary course of business, (A) make, change or revoke any material tax election with respect to Core Scientific or any of its subsidiaries, (B) adopt or make any material change to any material method of tax accounting, (C) enter into any closing agreement relating to or affecting any material tax liability or refund of material taxes with respect to Core Scientific or any of its subsidiaries, (D) change any material tax accounting period, (E) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment (other than any such extensions or waivers automatically granted), or (F) settle or compromise any material tax liability or refund of material taxes with respect to Core Scientific or any of its subsidiaries for an amount materially in excess of amounts reserved therefor, in the case of each of clauses (A) through (F), if such action would result in a material increase in the tax liability of Core Scientific and its subsidiaries, taken as a whole;
•
amend or modify in any material respect, terminate or fail to renew (including failing to exercise a renewal or extension option under) or grant any material waiver or consent under, any material contract (or any contract that, if existing on the date of the Merger Agreement, would be a material contract), or enter into any contract that, if existing on the date of the Merger Agreement, would be a material contract, or otherwise knowingly waive, release or assign any material rights, claims or benefits of Core Scientific or any of its subsidiaries with respect to any material contract (excluding certain contracts related to properties being developed by Core Scientific and CoreWeave, which are subject to the twenty-fourth bullet point of this section, and Core Scientific’s leases, which are subject to the twenty-fifth bullet point of this section), in each case other than (a) in the ordinary course and in a manner that is not reasonably expected to be adverse to Core Scientific or its subsidiaries or, after giving effect to the transactions contemplated by the Merger Agreement, CoreWeave and its subsidiaries, (b) the expiration or renewal of any material contract with a third party in accordance with its terms, or (c) as expressly contemplated by the Merger Agreement;

•
take any action to exempt any person from any state takeover statute or similar statute or regulation that applies to Core Scientific with respect to an Acquisition Proposal, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for CoreWeave, Merger Sub, or any of their respective subsidiaries or affiliates or to the extent permitted pursuant to the Merger Agreement;

•
voluntarily abandon, withdraw, terminate, suspend, abrogate, amend or modify any permit issued to or held by Core Scientific or any of its subsidiaries in a manner that would materially impair the operation of the business of Core Scientific or any of its subsidiaries, taken as a whole;

•
(A) fail to maintain any material property insurance currently in effect covering the real property owned by Core Scientific and its subsidiaries or (B) cancel, amend or modify any material license or permit held by Core Scientific with respect to the real property owned by Core Scientific and its subsidiaries, the real property leased by Core Scientific and its subsidiaries or any part thereof which would be binding after the effective time in a manner that would materially impair the operation or the use of such real property (as currently used in connection with Core Scientific’s business);

•
initiate or consent to any material zoning reclassification of any real property owned or leased by Core Scientific and its subsidiaries or any material change to any approved site plan (in each case, that is material to such real property owned or leased by Core Scientific or plan, as applicable), special use permit or other land use entitlement affecting any material real property owned or leased by Core Scientific, in each case, in a manner that would materially inhibit Core Scientific’s ability to develop or use the real property owned or leased by Core Scientific and its subsidiaries for data center operations;

•
fail to maintain in full force and effect existing material insurance policies (or substantially similar replacements thereto) (excluding property insurance covering real property owned by Core Scientific and its subsidiaries, which is the subject of the twenty-first bullet point of this section); provided that in the event of a termination, cancellation or lapse of any material insurance policy, Core Scientific will use reasonable best efforts to promptly obtain replacement policies on substantially consistent terms and providing substantially comparable insurance coverage with respect to the material assets, operations and activities of Core Scientific and its subsidiaries as currently in effect as of the date of the Merger Agreement;

•
(A) enter into or materially amend, modify, waive any material rights under or grant any material consents under certain material contracts relating to certain of Core Scientific’s properties, other than in the ordinary course of business; provided that Core Scientific and its subsidiaries will not enter into any new co-location agreements with respect to any such properties or (B) enter into or materially amend, modify, waive any material rights under or grant any material consents under any non de minimis contract with respect to a property that is being developed by Core Scientific and CoreWeave;

•
enter into or materially amend, renew or extend (or fail to exercise a renewal or extension option under), or materially modify a Core Scientific real property lease or terminate any Core Scientific real property lease (except any termination that will occur at the end of the maximum term of such real property lease), other than by extending such term through the payment of any extension fee in an amount up to $3,000,000;

•	fail to take certain actions set forth in the confidential disclosure letter delivered by Core Scientific to CoreWeave and Merger Sub; or
•	authorize, agree or commit to take any of the actions described in the bullet points above.
In general, except as required or prohibited by applicable law, as expressly required or expressly permitted by the Merger Agreement, with the prior written consent of Core Scientific or subject to specified exceptions set forth in the confidential disclosure letter delivered by CoreWeave to Core Scientific, during the pre-closing period, CoreWeave and its subsidiaries are required to use commercially reasonable efforts to carry on their businesses in the ordinary course of business in all material respects, and preserve intact their current business organizations and their relationships with material customers, material suppliers, governmental bodies and others having business relationships that are material to CoreWeave or its subsidiaries, taken as a whole.
Without limiting the generality of the preceding paragraph, during the pre-closing period and except as set forth in the confidential disclosure letter delivered by CoreWeave to Core Scientific, as required or prohibited by applicable law, as expressly permitted or expressly required by the Merger Agreement or with the prior written consent of Core Scientific, CoreWeave and its subsidiaries have agreed not to take the following actions:
•
declare, set aside, establish a record date for or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any CoreWeave capital stock, except (A) for the declaration and payment of dividends or distributions by a direct or indirect subsidiary of CoreWeave solely to its parent, (B) any forfeitures or repurchases of CoreWeave equity awards granted under the CoreWeave equity plans, or (C) to satisfy any applicable tax withholding in respect of the exercise, vesting or settlement of any CoreWeave equity award;

•
issue, sell or authorize the issuance or sale of, or make any option to purchase with respect to, (1) any shares of CoreWeave capital stock or any equity securities of CoreWeave’s subsidiaries, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any phantom equity or similar contractual rights or (4) any rights, warrants or options to acquire any such shares or securities exchangeable or convertible into such shares, except in each case: (A) the grant of CoreWeave equity awards or any other equity compensation award pursuant to any stockholder-approved equity plan, (B) for issuances of CoreWeave common stock upon the vesting, exercise or settlement of CoreWeave equity awards (and dividend equivalents thereon, if applicable) outstanding prior to the date of the Merger Agreement or issued after the date of the Merger Agreement in compliance with the Merger Agreement, (C) any exercise of the CoreWeave warrants and in accordance with their respective terms on the date of the Merger Agreement, (D) transactions solely between or among CoreWeave and its wholly owned subsidiaries, (E) or certain liens permitted by the terms of the Merger Agreement, (F) the issuance by CoreWeave of not more than 12.5% of the total number of shares of CoreWeave common stock issued and outstanding as of the date of the Merger Agreement determined on a fully-diluted basis, (G) the sale or issuance of CoreWeave common stock in connection with one or more mergers; acquisitions of securities, businesses, property or other assets, products or technologies; joint ventures; commercial relationships or other strategic corporate transactions or alliances, whether structured as a merger, stock purchase, business combination or otherwise and (H) the sale of CoreWeave common stock upon the exercise of the equity greenshoe option granted to Magnetar Financial LLC pursuant to a certain notes purchase agreement entered into by CoreWeave in 2021;

•
other than as expressly permitted or required by the Merger Agreement in furtherance of the transactions contemplated by the Merger Agreement, amend, or propose to amend any of CoreWeave’s organizational documents (including by merger, consolidation or otherwise) in a manner that would be adverse to Core Scientific or Core Scientific’s stockholders;

•
effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

•	adopt a plan of complete or partial liquidation or dissolution of CoreWeave or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X;
•	authorize, agree or commit to take any of the actions described in the bullet points above.
Transition and Development Committee
As promptly as practicable following the date of the Merger Agreement and to the extent permitted by applicable law, each of CoreWeave and Core Scientific will appoint an equal number (to be mutually agreed) of representatives to a committee (the “Transition and Development Committee”), each of whom will have suitable seniority and the requisite skills, knowledge, experience and authority to discuss, coordinate and make arrangements related to integration matters between CoreWeave, on one hand, and Core Scientific and its subsidiaries, on the other hand. The purpose of the Transition and Development Committee will be to plan and discuss (i) integration planning, (ii) contractual pipelines, (iii) status of electric power, (iv) equipment procurement, (v) status of outstanding option contracts, letters of intent, and validation of site suitability and power, (vi) requests for consent made by Core Scientific or CoreWeave, as applicable, to conduct their respective businesses during the pre-closing period, and (vii) any other issue or matters that may otherwise be referred to the Transition and Development Committee. The members of the Transition and Development Committee will also cooperate to oversee and plan for the development of the properties being developed by Core Scientific and CoreWeave in accordance in all material respects with contracts between the parties or their respective subsidiaries and between Core Scientific or its subsidiaries with third parties with respect to such matters. It is understood and agreed that any failure by Core Scientific to comply with certain of its obligations set forth under the section titled “—Conduct of Business Pending the Merger” or this section that is primarily caused by, or primarily results from, any breach of contractual obligations owed CoreWeave or its subsidiaries to Core Scientific or its subsidiaries or any unreasonable failure or delay of CoreWeave or its subsidiaries in providing any consent reasonably requested by Core Scientific with respect to the matters described under the section titled “—Conduct of Business Pending the Merger” will not be taken into account for purposes of determining the satisfaction of the condition to CoreWeave’s obligation to consummate the Merger related to compliance by Core Scientific in all material respects with all of the covenants and agreements under the Merger Agreement required to be performed by Core Scientific at or prior to the closing.
Each member of the Transition and Development Committee will be subject to confidentiality and other restrictions necessary or appropriate to ensure compliance with antitrust laws and any other applicable laws, in each case, as reasonably agreed by the parties. The Transition and Development Committee will participate in weekly, or as reasonably agreed between CoreWeave and Core Scientific, integration and development planning meetings and in connection therewith, prior to each such meeting (x) Core Scientific will use commercially reasonable efforts to provide CoreWeave with updated information reasonably requested in advance by CoreWeave for integration and development planning, including historical operating reports (provided that Core Scientific will only be required to provide CoreWeave with reports that Core Scientific prepares in the ordinary course of business), and (y) CoreWeave will use commercially reasonable efforts to timely review and respond to any requests from Core Scientific for CoreWeave’s consent or cooperation in connection with the matters addressed by the Transition and Development Committee.
Registration Statement; Proxy Statement
Each of CoreWeave and Core Scientific has agreed that the information provided by it or any of its subsidiaries for inclusion in this proxy statement/prospectus will not, at the time that the proxy statement or any amendment or supplement thereto is filed with the SEC or is first mailed to Core Scientific stockholders or when the registration statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. CoreWeave will use its reasonable best efforts, and Core Scientific will reasonably cooperate with CoreWeave in such efforts, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as necessary to consummate the transactions contemplated by the Merger Agreement.
Core Scientific will use its reasonable best efforts to mail the proxy statement to its stockholders as promptly as practicable after the registration statement of which this prospectus forms a part is declared effective under the Securities Act. CoreWeave will use reasonable best efforts to take any action required to be taken under any applicable state securities laws and other applicable laws in connection with the issuance of shares of CoreWeave common stock, New Tranche 1 Warrants an New Tranche 2 Warrants, and each party will furnish all information concerning Core Scientific, CoreWeave and the holders of capital stock of Core Scientific and CoreWeave, as applicable, as may be reasonably requested by another party in connection with any such action and the preparation, filing and distribution of the registration statement and the proxy statement. No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to the registration statement or the proxy statement may be made by Core Scientific, CoreWeave or any of their respective subsidiaries, without providing the other party a reasonable opportunity to review and comment thereon and such party will give reasonable consideration in good faith to any comments made by the other party and its representatives; provided that, with respect to documents filed by a party that are incorporated by reference in the registration statement or proxy statement, the right to review and comment will apply only with respect to the information relating to the other party or its business, financial condition or results of operations, or the combined entity resulting from the transactions contemplated by the Merger Agreement; and provided, further, that this right to review and comment will not apply with respect to information relating to an Adverse Recommendation Change. CoreWeave will advise Core Scientific, promptly after it receives notice thereof, of the time when the registration statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the New Tranche 1 Warrants and New Tranche 2 Warrants issuable in connection with the Merger Agreement or the shares of CoreWeave common stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the registration statement or comments thereon and responses thereto or requests by the SEC for additional information. Core Scientific will advise CoreWeave, promptly after it receives notice thereof, of any request by the SEC for the amendment of the proxy statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the effective time any information relating to Core Scientific, CoreWeave, or any of their respective affiliates, officers or directors, is discovered by Core Scientific or CoreWeave which should be set forth in an amendment or supplement to either the registration statement or the proxy statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other parties and an appropriate amendment or supplement describing such information will be promptly filed with the SEC, after the other party has had a reasonable opportunity to review and comment thereon, and to the extent required by applicable law, disseminated to Core Scientific stockholders.
The Special Meeting
Core Scientific is required to take all action necessary in accordance with applicable law and its organizational documents to duly give notice of, establish a record date for, convene and hold as soon as reasonably practicable, and in any event within 45 days of the Registration Statement being declared effective under the Securities Act and the first mailing of the definitive proxy statement/prospectus, the Special Meeting to obtain the Core Scientific Stockholder Approval. Subject to terms described in the section titled “—Obligations to Recommend the Adoption of the Merger Agreement”, Core Scientific is required, through the Core Scientific board, to recommend that its stockholders adopt the Merger Agreement and to use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the Merger Agreement and to take all other action necessary or advisable to secure the vote or consent of Core Scientific stockholders required by Core Scientific’s organizational documents, the rules of Nasdaq or applicable law to obtain such approvals. Core Scientific may not submit at the Special Meeting any matter for approval of its stockholders other than those required for the Core Scientific Stockholder Approval (and other than matters of procedure and matters required by or advisable under applicable law to be voted on by stockholders in connection therewith). Once Core Scientific has established a record date for the Special Meeting, Core Scientific will not change such record date or establish a different record date for the Special Meeting without the prior written consent of CoreWeave (such consent not to be unreasonably withheld, conditioned or delayed), unless otherwise required by applicable law. Additionally, Core Scientific will, reasonably promptly following any written request by CoreWeave (but in any event not more than once in any ten business day period), run a broker search for a deemed record date of twenty (20) business days after the date of such search for the Special Meeting.
Core Scientific will schedule and hold the Special Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act (no later than the 45th day following the first mailing of the proxy statement/prospectus); provided, that Core Scientific may, after reasonable consultation with CoreWeave, postpone, recess or adjourn the Special Meeting, and, if applicable, set a new record date for such meeting, (A) if required by law, (B) in order to obtain the requisite number of affirmative votes in person or by proxy as of such later date, or (C) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Core Scientific board has determined in good faith after consultation with outside legal counsel is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Core Scientific’s stockholders prior to the Special Meeting; provided, however, that the Special Meeting may not be postponed or adjourned to a date that is more than 15 business days after the date for which the Special Meeting was originally scheduled (excluding any adjournments or postponements required by applicable law), or such shorter number of days such that the Special Meeting is reconvened no more than three business days prior to April 7, 2026, without the prior written consent of CoreWeave (such consent not to be unreasonably withheld, conditioned or delayed). Core Scientific agrees that, unless the Merger Agreement is terminated in accordance with its terms, its obligation to hold the Special Meeting will not be affected by the making of any Adverse Recommendation Change (provided that in such event Core Scientific will have no obligation to solicit proxies to obtain the Core Scientific Stockholder Approval). Core Scientific will provide updates to CoreWeave with respect to the proxy solicitation for the Special Meeting (including interim results) as reasonably requested by CoreWeave.
Obligation to Recommend the Adoption of the Merger Agreement
Except as described below, Core Scientific has agreed that neither the Core Scientific board nor any committee thereof will directly or indirectly:
•
withhold, withdraw (or amend, qualify or modify in a manner adverse to CoreWeave or Merger Sub), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to CoreWeave or Merger Sub), the approval, recommendation or declaration of advisability by the Core Scientific board or any such committee of the Merger;

•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Acquisition Proposal or resolve to take such action;
•
publicly make any recommendation in connection with a tender offer or exchange offer by a third party other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Core Scientific board of the type contemplated by Rule 14d-9(f) under the Exchange Act;

•
fail to include the Core Scientific board’s recommendation that Core Scientific stockholders approve the Merger and adopt the Merger Agreement (the “Core Scientific Board Recommendation”) in this proxy statement/prospectus; or

•
fail to reaffirm or re-publish the Core Scientific Board Recommendation following the date any Acquisition Proposal or any material modification thereto is first publicly disclosed or announced within ten business days of being requested by CoreWeave to do so or, if earlier, not later than two business days prior to the Special Meeting (any action described in this bullet point and the three preceding bullet points being referred to as an “Adverse Recommendation Change”). Such ten business day period will be extended for an additional five business days following any material modification to any Acquisition Proposal occurring after the receipt of CoreWeave’s request.

A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in connection with a tender or exchange offer, will not constitute an Adverse Recommendation Change.
However, prior to obtaining the Core Scientific Stockholder Approval, and subject to Core Scientific’s compliance in all material respects with its obligations to call a special meeting to adopt the Merger Agreement (which are described in the section titled “—The Special Meeting”) and non-solicitation obligations under the Merger Agreement (which are described in the section “—No Solicitation”), in response to an Acquisition Proposal that the Core Scientific board has determined, after consultation with its outside legal counsel and financial advisors, is a Superior Proposal that has not been withdrawn and did not result from a non-de minimis breach of Core Scientific’s non-solicitation obligations under the Merger Agreement (as described in the section “—No Solicitation”), the Core Scientific board may make an Adverse Recommendation Change or terminate the Merger Agreement in order to enter into a definitive agreement with respect to the Superior Proposal. However, in such a situation, Core Scientific may not make an Adverse Recommendation Change or terminate the Merger Agreement in response to a Superior Proposal:
•
until four business days after Core Scientific provides written notice to CoreWeave advising CoreWeave that the Core Scientific board has received a Superior Proposal, specifying the terms and conditions of the proposal, identifying the person or group making the proposal and including copies of all documents pertaining to the proposal (with any change to the financial or other terms of a proposal that was previously the subject of a notice requiring a new notice, with the notice period in such case being two business days);

•
if during such notice period, Core Scientific has negotiated, and has caused its representatives to negotiate in good faith with CoreWeave (to the extent CoreWeave wishes to negotiate) and CoreWeave proposes any alternative transaction in writing (including any modifications to the terms of the Merger Agreement), unless the Core Scientific board determines in good faith, after good faith negotiations between Core Scientific and CoreWeave (if such negotiations are requested by CoreWeave) during such notice period (after consultation with Core Scientific’s outside legal counsel and financial advisors and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that the Acquisition Proposal giving rise to such notice period continues to be a Superior Proposal (assuming such revisions proposed by CoreWeave were to be given effect); and

•
unless the Core Scientific board determines in good faith after consultation with its outside legal counsel and financial advisors that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary obligations under applicable law.

Additionally, prior to obtaining the Core Scientific Stockholder Approval, the Core Scientific board may effect an Adverse Recommendation Change in response or relating to an “Intervening Event” (as defined below) if the Core Scientific board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; provided that:
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Core Scientific must first notify CoreWeave in writing at least four business days before taking such action of its intention to take such action, which notice must include a reasonably detailed description of such Intervening Event (with any material change to the facts and circumstances relating to the Intervening Event that was previously the subject of a notice requiring a new notice, with the notice period in such case being two business days);

•
if requested by CoreWeave, Core Scientific must negotiate, and cause its representatives to negotiate, with CoreWeave and its representatives during such notice period regarding any proposal by CoreWeave to amend the terms of the Merger Agreement in response to such Intervening Event; and

•
the Core Scientific board may not effect an Adverse Recommendation Change involving or relating to an Intervening Event unless, after such notice period, the Core Scientific board determines in good faith, after consultation with its outside legal counsel and taking into account any written proposal by CoreWeave to amend the terms of the Merger Agreement during such notice period, that the failure to take such action would continue to be inconsistent with its fiduciary duties under applicable law.

The parties have agreed that, from the date of the Merger Agreement, in addition to complying with the non-solicitation obligations of Core Scientific set forth in the Merger Agreement, as promptly as practicable after receipt thereof, and in any event within 24 hours, Core Scientific will advise CoreWeave in writing of any Acquisition Proposal received from any third party and the identity of the third party or group making any such Acquisition Proposal and the material terms and conditions thereof. Core Scientific has also agreed that it will keep CoreWeave reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, and will promptly, and in any event within twenty-four (24) hours, provide to CoreWeave copies of all such information, correspondence and written materials sent or provided to Core Scientific or any of its subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications in which such third party has proposed any such terms or conditions). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Core Scientific’s compliance with this paragraph.
For the purposes of the Merger Agreement, an “Acquisition Proposal” means any bona fide indication of interest, inquiry, proposal or offer, whether or not in writing, from any person (other than CoreWeave or any of its subsidiaries), relating to any transaction or series of related transactions (other than certain transactions identified in the confidential disclosure letter delivered by Core Scientific to CoreWeave and Merger Sub) involving the (a) direct or indirect acquisition or purchase of a business or assets that constitutes 20% or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of Core Scientific and its subsidiaries, taken as a whole, (b) direct or indirect issuance, acquisition or purchase of 20% or more of any class of equity securities, capital stock or voting securities (or any equity securities convertible into or exchangeable or redeemable for any such equity securities, capital stock or voting securities) of Core Scientific or any of its subsidiaries whose business or assets constitute 20% or more of the consolidated net revenues, net income or assets of Core Scientific and its subsidiaries, taken as a whole, (c) tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person (other than CoreWeave or any of its subsidiaries) or group beneficially owning 20% or more of any class of equity securities, capital stock or voting securities of Core Scientific (or any equity securities convertible into, or exchangeable or redeemable for, any such equity or voting securities), (d) merger, consolidation, amalgamation, restructuring, transfer of assets or other business combination, joint venture, liquidation, dissolution, sale of shares of capital stock, share exchange, recapitalization or other similar transaction involving Core Scientific or any of its subsidiaries that if consummated would result in any person (other than CoreWeave or any of its subsidiaries) acquiring businesses or assets that constitute 20% or more of the consolidated net revenues, net income or assets of Core Scientific and its subsidiaries, taken as a whole or (e) any combination of the foregoing of clauses (a) through (d).
Additionally, for the purposes of the Merger Agreement, an “Intervening Event” means any material event, change, effect, development or occurrence first occurring or arising after the date of the Merger Agreement and prior to the Core Scientific Stockholder Approval that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, to the Core Scientific board as of or prior to the execution of the Merger Agreement and (ii) does not relate to (A) any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal, (B) any change in the market price or trading volume of the Core Scientific common stock or CoreWeave common stock (provided, that the underlying cause of such change may be taken into account, to the extent otherwise permitted by this definition), (C) the fact, in and of itself, that Core Scientific or any of its subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause thereof may be taken into account, to the extent otherwise permitted by this definition), (D) any action taken by the parties pursuant to the affirmative covenants set forth in the section of the Merger Agreement relating to the parties’ regulatory efforts, or (E) any breach of the Merger Agreement by Core Scientific.
Additionally, for the purposes of the Merger Agreement, a “Superior Proposal” means a written Acquisition Proposal (except the references in the definition thereof to “20%” are replaced by “50%”) made by any person (other than CoreWeave or any of its subsidiaries) that the Core Scientific board has determined in good faith, after consultation with its financial advisors and outside legal counsel, and after taking into account the legal, financial, conditional, financing, timing and regulatory aspects of the proposal and the transactions contemplated by the Merger Agreement (accounting for any revisions to the terms of the transactions proposed by CoreWeave in response to such Acquisition Proposal as contemplated above), (i) is reasonably likely to be consummated in accordance with its proposed terms if accepted by Core Scientific and (ii) if consummated, would be more favorable, from a financial point of view, to the stockholders (in their capacity as such) of Core Scientific than the transactions contemplated by the Merger Agreement.
No Solicitation
Subject to the exceptions described in the previous section and below, from the date of the Merger Agreement and continuing until the earlier of the effective time and the date, if any, on which the Merger Agreement is terminated in accordance with its terms, Core Scientific has agreed that it will not, and will cause its subsidiaries and its and their directors and officers not to, and will use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:
•
initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or knowingly cooperate with or take any other action that would reasonably be expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal by a third party that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

•
participate, engage in or continue discussions (except to notify a person that makes an inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of the Merger Agreement described by this paragraph or to clarify whether any such inquiry, offer or proposal constitutes an Acquisition Proposal) or negotiations with, or disclose any non-public information or data relating to, Core Scientific or any of its subsidiaries or afford access to the properties, books or records of Core Scientific, or any of its subsidiaries to, or otherwise knowingly assist, facilitate or encourage any effort by, any third party, in each case, that has made or could reasonably be expected to make, or in connection with, an Acquisition Proposal;

•
enter into any agreement, including any letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than certain confidentiality agreements permitted under the Merger Agreement), with respect to an Acquisition Proposal; or

•	otherwise resolve or agree to do any of the items in the three bullet points above.
Core Scientific has agreed that it will not release or permit the release of any person from, or waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of Core Scientific or any of its subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms; provided, however, that Core Scientific may waive or fail to enforce any provision of such standstill or similar agreement of any person if the Core Scientific board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.
Core Scientific has agreed to, and to cause its subsidiaries to, use reasonable best efforts to cause its and their respective representatives to, immediately cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any person (other than CoreWeave and its affiliates) conducted prior to the execution of the Merger Agreement by Core Scientific or any of its subsidiaries, or any of its or their respective representatives, with respect to an Acquisition Proposal. Core Scientific has agreed to immediately discontinue access by any person (other than CoreWeave and its affiliates and representatives) to any data room (virtual or otherwise) established by Core Scientific for the purpose of soliciting, intentionally encouraging or negotiating an Acquisition Proposal. Within five business days from the date of the Merger Agreement, Core Scientific has agreed to request the return or destruction of all confidential, non-public information provided to third parties that had entered into confidentiality agreements with Core Scientific or any of its subsidiaries since June 30, 2024 relating to an Acquisition Proposal (substituting 50% for the 20% threshold set forth in the definition of “Acquisition Proposal” for the purpose of this sentence), to the extent provided for by the terms of any confidentiality agreements entered into in connection with the furnishing of such confidential information.
Notwithstanding the foregoing restrictions, from the date of the Merger Agreement until obtaining the Core Scientific Stockholder Approval, Core Scientific and the Core Scientific board may take the actions described in the bullet points following the first paragraph of this section titled “—No Solicitation,” with respect to a third party if, (x) Core Scientific receives a written Acquisition Proposal from a third party (and Acquisition Proposal was not initiated, sought, solicited or knowingly encouraged or facilitated in non-de minimis breach of the terms described in this section) and (y) the Core Scientific board determines in good faith after consultation with its financial advisors and outside legal counsel that such proposal is or could reasonably be expected to lead to, a Superior Proposal; provided, that Core Scientific may deliver non-public information to such third party pursuant to this sentence only pursuant to confidentiality agreements permitted under the Merger Agreement; provided, further, that all such information (to the extent that such information has not been previously provided or made available to CoreWeave) is provided or made available to CoreWeave, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party. Core Scientific and the Core Scientific board are permitted to: (i) take and disclose to their stockholders a position with respect to an Acquisition Proposal pursuant to Rules 14d-9, 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) make any disclosure if the Core Scientific board has determined in good faith after consultation with its outside legal counsel and financial advisors that the failure to do so would be reasonably likely to be inconsistent with its fiduciary obligations under applicable law; provided, that this exception will not permit the Core Scientific board to make an Adverse Recommendation Change, except to the extent permitted by the Merger Agreement as described in the section titled “—Obligation to Recommend the Adoption of the Merger Agreement.”
Regulatory Approvals
Core Scientific and CoreWeave each filed with the FTC and the DOJ their respective HSR notifications relating to the Merger on July 25, 2025. Core Scientific and CoreWeave have agreed to, and to cause their respective subsidiaries to, (i) use reasonable best efforts to file, as soon as reasonably practicable after the date of the Merger Agreement, all filings, notifications, or other documents required to be filed with or as requested by any governmental body pursuant to any antitrust law with respect to the Merger and any other transactions contemplated by the Merger Agreement, and (ii) cooperate with the other party in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any other governmental bodies in connection with the Merger and any other transactions contemplated by the Merger

Agreement. Further, subject to the terms and conditions set forth in the Merger Agreement, CoreWeave and Core Scientific agreed to use their respective reasonable best efforts to (and to cause their respective subsidiaries to) take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the Merger and any other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including:
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obtaining all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from governmental bodies and making all necessary registrations and filings and taking all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding seeking to, pursuant to any antitrust law, enjoin, restrain, prevent, prohibit or make illegal consummation of the Merger or any other transaction contemplated by the Merger Agreement;

•	obtaining all necessary consents, authorizations, approvals or waivers from third parties;
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defending any lawsuit or other legal proceeding, whether judicial or administrative, brought by any governmental body or third party challenging the Merger Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Merger or any other transaction contemplated by the Merger Agreement and contesting and seeking to have vacated, lifted, reversed or overturned any order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Merger or any other transaction contemplated by the Merger Agreement; and

•
refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger, other than with respect to the matters set forth in the last paragraph of this section.

In furtherance of the foregoing, solely for the purpose of this section, CoreWeave’s reasonable best efforts will be deemed to include taking the following actions to the extent necessary, proper or advisable to obtain any regulatory approvals:
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committing to or effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, equity securities, rights, product lines, or businesses of Core Scientific, CoreWeave or any of their respective subsidiaries;

•	terminating existing relationships, contractual rights or obligations of Core Scientific, CoreWeave or any of their respective subsidiaries;
•	terminating any venture or other arrangement;
•	creating any relationship, contractual right or obligation of Core Scientific, CoreWeave or any of their respective subsidiaries;
•	effectuating any other change or restructuring of Core Scientific, CoreWeave or any of their respective subsidiaries; or
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otherwise taking or committing to take any actions with respect to the businesses, product lines or assets of Core Scientific, CoreWeave or any of their respective subsidiaries (and, in each case, enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any governmental body in connection with any of the foregoing);

(each of the foregoing six bullet points, a “Remedy Action”); provided, however, that, notwithstanding anything in the Merger Agreement to the contrary, CoreWeave and its subsidiaries will not be required to take or agree to take (and neither Core Scientific nor any of its subsidiaries will take, offer to take, or otherwise agree to without CoreWeave’s prior written consent) any Remedy Action that would reasonably be expected to, either individually or in the aggregate, be material to the business, financial condition or results of operations of CoreWeave, Core Scientific and their respective subsidiaries, taken as a whole; provided, however, that for this purpose, CoreWeave, Core Scientific and their respective subsidiaries, taken as a whole, will be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of Core Scientific and its subsidiaries, taken as a whole, as of the date of the Merger Agreement. Notwithstanding the foregoing, at the written request of

CoreWeave, Core Scientific will, and will cause its subsidiaries to, agree to take any Remedy Action so long as such action is conditioned upon the occurrence of the closing.
Subject to the terms of the Merger Agreement, applicable laws relating to the sharing of information and the terms and conditions of the confidentiality agreement entered into by CoreWeave and Core Scientific, dated as of June 13, 2025, from the date of the Merger Agreement until the effective time, each party to the Merger Agreement has also agreed to (i) give each other party reasonable advance notice of all meetings (including by telephone or videoconference) with any governmental body relating to the transactions contemplated by the Merger Agreement, (ii) to the extent not prohibited by such governmental body, give the other party (or the other party’s outside legal counsel) an opportunity to attend and participate in such meeting and consult with the other party in advance of any such meeting with any government body, in respect of any filing, proceeding, investigation (including the settlement of any investigation), litigation or other inquiry regarding the Merger or any other transaction contemplated by the Merger Agreement, (iii) to the extent practicable, give the other party reasonable advance notice of material oral communications with any governmental body relating to the Merger or any other transaction contemplated by the Merger Agreement, (iv) if any governmental body initiates material oral communication relating to the Merger or any other transaction contemplated by the Merger Agreement or such party provides material oral communications to a governmental body, promptly notify the other party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under antitrust laws) with a governmental body relating to the Merger or any other transaction contemplated by the Merger Agreement and (vi) promptly provide each other with copies of all written communications to or from any governmental body relating to the Merger or any other transaction contemplated by the Merger Agreement. Neither party may commit to or agree with any governmental body to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile or resubmit notification and report forms pursuant to the HSR Act, as applicable to the Merger and any transaction contemplated by the Merger Agreement, (iii) not consummate the Merger or any other transaction contemplated by the Merger Agreement before an agreed to date, or (iv) any timing agreement, in each case of the foregoing clauses (i)-(iv), without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).
Each party will consult with the other party and consider in good faith the views of the other party with respect to the defense of the Merger Agreement and the transactions contemplated by the Merger Agreement before any governmental body and the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, any governmental body regarding (i) the expiration or termination of any applicable waiting period relating to the Merger or any other transaction contemplated by the Merger Agreement under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a governmental body (collectively, the “Strategic Direction”); provided, that, subject to the terms of the Merger Agreement, CoreWeave will have the right to make the final determination as to the appropriate course of action with respect to the Strategic Direction.
Additionally, without limiting the foregoing, each party has agreed that it will not, and will cause its respective subsidiaries not to, effect or agree to acquire any assets, licenses, rights, product lines, operations, business or person that competes with Core Scientific to the extent that such acquisition would reasonably be expected to prevent or materially delay the satisfaction of the closing conditions regarding (i) receipt of any required regulatory approval and (ii) the absence of any order enacted, promulgated, issued or entered by any governmental body enjoining, restraining, preventing or prohibiting the consummation of the Merger and the absence of any law in effect or enacted or promulgated prohibiting or making illegal the consummation of the Merger.
Indemnification of Officers and Directors
CoreWeave has agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time in favor of the present and former directors, executive officers, and employees of Core Scientific or any of its subsidiaries as provided in Core Scientific’s and its subsidiaries’ organizational documents, and indemnification agreements of Core Scientific and its subsidiaries in existence as of the date of the Merger Agreement, all of which are on terms that are not more favorable to the indemnified party than the form filed as Exhibit 10.6 to Core Scientific’s Annual Report on 10-K for the fiscal year ended December 31, 2024, will survive the Merger and will continue in full force and effect in accordance with their terms. CoreWeave has agreed to cause the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of Core Scientific’s subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, executive officers, and employees of Core Scientific or its subsidiaries than are currently provided in Core Scientific’s and its subsidiaries’ organizational documents. CoreWeave has agreed that these provisions may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder until six years from the effective time, and, in the event that any action is pending or asserted or made during such period, until the disposition of any such action, unless such amendment, modification or repeal is required by applicable law.
From and after the effective time, CoreWeave and the Surviving Corporation are required to, jointly and severally, indemnify and hold harmless each person who is or was a (i) director or executive officer (for the purposes of this sentence, “executive officer” includes those who, while serving as a director or executive officer of Core Scientific, is or was serving at the request of Core Scientific as a director, officer, employee, or agent of another corporation, including service with respect to an employee benefit plan) or (ii) other employee of Core Scientific or any of its subsidiaries, against all obligations to pay any threatened, asserted, pending or completed judgment, damages, settlement, losses, liabilities, or fine or penalty, interest and reasonable expenses incurred in connection with any action, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, by reason of the fact that the indemnified party is or was an executive officer, director or employee of Core Scientific or its subsidiaries, or an executive officer, director or employee of another entity if such service was at the request of Core Scientific, whether asserted or claimed prior to, at, or after the effective time, to the fullest extent provided for under applicable law, Core Scientific’s organizational documents, the organizational documents of Core Scientific’s subsidiaries and indemnification agreements of Core Scientific and its subsidiaries in existence as of the date of the Merger Agreement, all of which are on terms that are not more favorable to the indemnified party than the form filed as Exhibit 10.6 to Core Scientific’s Annual Report on 10-K for the fiscal year ended December 31, 2024. From and after the effective time, CoreWeave will advance to such indemnified party the claim expenses incurred by the indemnified party in connection with any such claims prior to its final disposition, and such advancement will be made as soon as reasonably practicable, but in any event no later than 30 days, after the receipt by CoreWeave or the Surviving Corporation of a written statement or statements requesting such advances from time to time (which will include invoices received by such indemnified party in connection with such claim expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditure made that would cause the indemnified party to waive any privilege accorded by applicable law will not be included with the invoice); provided that any such advances will be unsecured and interest free and made without regard to the indemnified party’s ability to repay such advances; provided, further, any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by CoreWeave or the Surviving Corporation; provided, further, that CoreWeave or the Surviving Corporation will not be obligated to make any advancement to the extent advancement is prohibited by law, Core Scientific’s organizational documents, the organizational documents of Core Scientific’s subsidiaries or any indemnification agreement in existence as of the date of the Merger Agreement to which such person and Core Scientific or any of its subsidiaries is a party.
Core Scientific will, prior to the effective time, purchase a tail policy or policies under the current directors’ and officers’ liability insurance policies maintained at such time by Core Scientific, and if Core Scientific does not obtain such tail policy or policies prior to the effective time of the Merger, CoreWeave or the Surviving Corporation will use reasonable best efforts to obtain such policy or policies (provided that the total premium for such tail policy or policies will not be in excess of 300% of the last annual premium paid by Core Scientific prior to the effective time (the “maximum premium”). The tail policy or policies are required to (i) be effective for a period from the effective time through and including the date six years after the effective time with respect to claims arising from acts, errors or omissions that existed or occurred prior to or at the effective time and (ii) provide coverage and amounts that are at least as protective to such directors and officers as the coverage provided by such existing policies and must contain other terms and conditions that are no less favorable to the covered individuals as the terms and conditions in such existing policies; provided, that the total premium for such tail policy or policies may not be in excess of the maximum premium. If such tail policy or policies cannot be obtained or can be obtained only by paying aggregate premiums in excess of the maximum premium, CoreWeave, or the Surviving Corporation are only required to obtain as much coverage as can be obtained by paying a premium equal to the maximum premium. CoreWeave is required to cause such tail policy or policies (whether obtained by Core Scientific, CoreWeave or the Surviving Corporation) to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

Employee Matters
During the period commencing at the effective time and ending on the date that is the first anniversary of the effective time, CoreWeave will, or will cause one of its subsidiaries to, provide each Core Scientific employee with:
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annual base salary or wages, as applicable, that are no less than the annual base salary or wages, as applicable, in effect for each such Core Scientific employee immediately prior to the effective time;

•	target cash incentive opportunities that are no less than the target cash incentive opportunities in effect for such Core Scientific employee immediately prior to the effective time;
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annual target long-term incentive opportunities that are no less than the target long-term incentive opportunities in effect for similarly situated CoreWeave employees (excluding any off-cycle awards or any awards granted in connection with new hires or promotion); and

•
employee benefits and other compensation (excluding any equity, equity-based or other long-term incentive compensation, deferred compensation, perquisites, change-in-control, transaction, stay, retention or similar bonuses or payments, severance or termination benefits) to such Core Scientific employee that are substantially comparable in the aggregate to those provided to such employee by Core Scientific and its subsidiaries immediately prior to the effective time or those provided to similarly situated employees of CoreWeave.

In addition, during the period commencing at the effective time and ending on the date that is the first anniversary of the effective time, CoreWeave will, and will cause one of its subsidiaries to, provide each Core Scientific employee with severance and termination benefits that are no less favorable than the severance policies as set forth in Core Scientific’s confidential disclosure letter.
With respect to any compensation or employee benefit plans or programs of CoreWeave or its subsidiaries in which any Core Scientific employees become eligible to participate on or after the effective time, CoreWeave and its subsidiaries will (or will cause the Surviving Corporation to) use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Core Scientific employee benefit plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid under a Core Scientific benefit plan that provides health care benefits during such plan year in which such employee becomes eligible for the CoreWeave benefit plan, to the same extent that such credit was given under the analogous Core Scientific employee benefit plan with respect to such plan year, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any employee benefit plan of CoreWeave that provides health care benefits, and (iii) recognize all service of such employees with Core Scientific and its subsidiaries for all purposes with respect to any eligible CoreWeave benefit plan to the same extent that such service was taken into account under the analogous Core Scientific benefit plan prior to the effective time, subject to customary exclusions.
Prior to the closing, Core Scientific will use commercially reasonable efforts to take all actions necessary to cause the account balances of the current and former employees of Core Scientific under the 401(k) plan (the “PEO 401(k) Plan”) sponsored by the professional employer organization engaged by Core Scientific (the “PEO”) to be spun off into a separate standalone 401(k) plan sponsored by Core Scientific that is intended to qualify under Section 401(a) of the Code (the “Core Scientific 401(k) Plan”) in compliance with applicable laws, including the relevant provisions of ERISA and the Code, and PEO 401(k) Plan documents. If such plan spin-off is able to be timely completed based on commercially reasonable efforts of Core Scientific, then not less than three business days prior to the anticipated closing date, Core Scientific will take (or cause to be taken) all actions necessary and appropriate to terminate the Core Scientific 401(k) Plan, with such termination of the Core Scientific 401(k) Plan to be effective no later than the day immediately preceding the closing date (but contingent upon the closing). If the Core Scientific 401(k) Plan is terminated as described in this paragraph, Core Scientific will deliver to CoreWeave, no later than the day immediately preceding the closing date, evidence that the Core Scientific 401(k) Plan has been validly terminated. Additionally, CoreWeave will take all commercially reasonable actions to make the Core Scientific employees eligible to participate, effective as of immediately after the effective time, in a 401(k) plan sponsored by CoreWeave or a subsidiary of CoreWeave (the “CoreWeave 401(k) Plan”). If the Core Scientific 401(k) Plan is terminated as described in this paragraph, CoreWeave will also take all commercially reasonable actions to allow Core Scientific employees to make rollover contributions to the CoreWeave 401(k) Plan of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code from the Core Scientific 401(k) Plan, in the form of cash (and/or notes evidencing loans), in an amount equal to the full account balance (including loans) distributed to such Core Scientific employee from the Core Scientific 401(k) Plan.
Other Agreements
The Merger Agreement contains certain other covenants and agreements, including covenants and agreements relating to, among other things, and subject to certain exceptions and qualifications described in the Merger Agreement:
•
confidentiality and reasonable access by CoreWeave and its representatives to personnel of and certain information about Core Scientific and its subsidiaries for purposes reasonably related to consummating the transactions contemplated by the Merger Agreement or preparing for post-Merger integration or restructuring and the development of mutually acceptable protocols to manage communications between the parties and their respective employees;

•	consultation between Core Scientific and CoreWeave in connection with certain public announcements;
•
requirement for CoreWeave and Core Scientific and their respective boards to, subject to the terms of the Merger Agreement, grant such approvals and take such actions to eliminate the effect of any takeover law on any of the transactions contemplated by the Merger Agreement;

•
requirement for the CoreWeave board to approve the issuance of the Merger Consideration with respect to any employees of Core Scientific who, as a result of their relationship with CoreWeave, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3;

•
requirement for the Core Scientific board to, to the extent necessary, approve the disposition of equity securities of Core Scientific by specified individuals to cause the disposition to be an exempt disposition under Rule 16b-3 of the Exchange Act;

•	cooperation between Core Scientific and CoreWeave in the defense of certain litigation relating to the Merger and the transactions contemplated by the Merger Agreement;
•	the use of Core Scientific’s and CoreWeave’s respective reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code;
•
cooperation between Core Scientific and CoreWeave in causing the delisting by the Surviving Corporation of Core Scientific common stock, the Tranche 1 Warrants and the Tranche 2 Warrants from Nasdaq and the deregistration of Core Scientific common stock, the Tranche 1 Warrants and the Tranche 2 Warrants under the Exchange Act;

•	CoreWeave causing Merger Sub to not engage in any activities except as provided in or contemplated by the Merger Agreement;
•
cooperation between Core Scientific and CoreWeave with respect to CoreWeave obtaining, at CoreWeave’s sole cost and expense, such title insurance (including any non-imputation and other endorsements) that CoreWeave reasonably determines to obtain in respect of the real property owned by Core Scientific and its subsidiaries;

•	Core Scientific using reasonable best efforts to provide CoreWeave certain schedules of Core Scientific equity awards;
•
requirement for Core Scientific to provide certain cooperation in connection with the arrangement of a debt financing undertaken by CoreWeave to finance the transactions contemplated by the Merger Agreement as may be customary and reasonably requested by CoreWeave;

•	obtaining third party consents;
•	further assurances;
•	providing the other party with notice of certain events; and
•	certain matters related to indebtedness of Core Scientific.

Termination of the Merger Agreement
The Merger Agreement may be terminated and the Merger may be abandoned:
•	at any time prior to the effective time, by the mutual written consent of CoreWeave and Core Scientific;
•	by CoreWeave:
•
at any time prior to the effective time, if any of Core Scientific’s covenants, representations or warranties contained in the Merger Agreement are or have become untrue, such that any of the closing conditions for CoreWeave relating to the accuracy of Core Scientific’s representations and warranties or compliance by Core Scientific with its covenants and agreements would not be satisfied, and such breach (A) is incapable of being cured by Core Scientific by or before the End Date or (B) is not cured within 30 days of receipt by Core Scientific of written notice from CoreWeave of such breach; provided, however, that CoreWeave will not have the right to terminate the Merger Agreement as described in this bullet point if any of CoreWeave or Merger Sub is then in breach of any representation, warranty, covenant or obligation under the Merger Agreement that would result in the failure to be satisfied of any of the closing conditions for Core Scientific relating to the accuracy of CoreWeave’s or Merger Sub’s representations and warranties or compliance by CoreWeave or Merger Sub with their covenants and agreements under the Merger Agreement; or

•	at any time prior to obtaining the Core Scientific Stockholder Approval, if the Core Scientific board or any committee thereof makes an Adverse Recommendation Change;
•	by Core Scientific:
•
at any time prior to the effective time, if any of CoreWeave’s or Merger Sub’s covenants, representations or warranties contained in the Merger Agreement are or have become untrue, such that any of the closing conditions for Core Scientific relating to the accuracy of CoreWeave’s or Merger Sub’s representations and warranties or compliance by CoreWeave or Merger Sub with its covenants and agreements would not be satisfied, and such breach (A) is incapable of being cured by CoreWeave or Merger Sub, as the case may be, by or before the End Date, or (B) is not cured within 30 days of receipt by CoreWeave of written notice from Core Scientific of such breach; provided, however, that Core Scientific will not have the right to terminate the Merger Agreement as described in this bullet point if Core Scientific is then in breach of any representation, warranty, covenant or obligation under the Merger Agreement that would result in the failure to be satisfied of any of the closing conditions for CoreWeave relating to the accuracy of Core Scientific’s representations and warranties or compliance by Core Scientific with its covenants and agreements under the Merger Agreement; or

•
at any time prior to obtaining the Core Scientific Stockholder Approval (and subject to Core Scientific’s obligation to pay CoreWeave the Termination Fee), upon written notice to CoreWeave, in order to enter into a definitive agreement with a third party providing for a Superior Proposal, if in connection with such Superior Proposal, Core Scientific has complied in all material respects with its requirements as described in the sections titled “—Obligations to Recommend the Adoption of the Merger Agreement” and “—No Solicitation”;

•	by either CoreWeave or Core Scientific at any time prior to the effective time, if:
•
(A) any order has become final and non-appealable, or (B) there is a law, in each case of (A) and (B) having the effect of permanently enjoining or restricting the consummation of the Merger or making the Merger illegal or otherwise prohibited; provided, however, that the right to terminate the Merger Agreement as described in this bullet point will not be available to any party whose material failure to comply with any provision of the Merger Agreement has been the primary cause of such order or law;

•
the closing has not been consummated by the End Date; provided, that the right to terminate the Merger Agreement as described in this bullet point will not be available to any party whose material failure to comply with any provision of the Merger Agreement has been the primary cause of the failure of the Merger to occur on or before the End Date; or

•	the Core Scientific Stockholder Approval has not been obtained at the Special Meeting, including any adjournment or postponement thereof; provided, that the right to terminate the Merger Agreement as described in this bullet point will not be available to Core Scientific if its material failure to comply with any provision of the Merger Agreement has been the primary cause of the failure to obtain the Core Scientific Stockholder Approval on or before such date.
In the event of the valid termination of the Merger Agreement by either CoreWeave or Core Scientific, the Merger Agreement will be of no further force or effect. Certain provisions in the Merger Agreement relating to confidentiality, the Termination Fee, applicable law, third-party beneficiaries, reimbursement of expenses, termination, specific performance and certain other miscellaneous provisions will survive the termination of the Merger Agreement and will remain in full force and effect, and no such termination will relieve any person of any liability for fraud or an intentional breach of the Merger Agreement. Nothing will limit or prevent CoreWeave or Core Scientific from exercising any rights or remedies it may have related to specific performance in lieu of exercising any right it may have to terminate the Merger Agreement; provided that if the Merger Agreement is terminated, no party will have any rights or remedies for specific performance other than in respect of the provisions that are identified as surviving termination. No termination of the Merger Agreement will affect the obligations of the parties contained in the confidentiality agreement entered by Core Scientific and CoreWeave in connection with the transaction, all of which will survive the termination of the Merger Agreement in accordance with their terms.
Termination Fee
If the Merger Agreement is terminated under specified circumstances, Core Scientific may be required to pay CoreWeave a termination fee of $270,000,000 (the “Termination Fee”).
The Merger Agreement provides that Core Scientific will pay the Termination Fee to CoreWeave if the Merger Agreement is terminated by:
•	CoreWeave, at any time prior to obtaining the Core Scientific Stockholder Approval, as a result of the Core Scientific board or any committee thereof making an Adverse Recommendation Change;
•
CoreWeave due to Core Scientific’s intentional breach of any provision of the Merger Agreement and (A) after the date of the Merger Agreement and prior to such termination, any third party has publicly disclosed or otherwise communicated to the Core Scientific board an Acquisition Proposal and such Acquisition Proposal, if public, has not have been publicly withdrawn at least two business days prior to such termination, and (B) within 12 months of any termination described in this bullet point, (x) Core Scientific or any of its subsidiaries enters into a definitive agreement with respect to an Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this bullet point) that is subsequently consummated or (y) Core Scientific or its subsidiaries consummates an Acquisition Proposal;

•	Core Scientific, at any time prior to obtaining the Core Scientific Stockholder Approval, in order to enter into a definitive agreement with a third party providing for a Superior Proposal; or
•
CoreWeave or Core Scientific as a result of (i) the Merger not having been consummated by the End Date without the Core Scientific Stockholder Approval having been obtained or (ii) the Core Scientific Stockholder Approval not having been obtained at the Special Meeting and (A) after the date of the Merger Agreement and prior to such termination, any third party has publicly disclosed an Acquisition Proposal and such Acquisition Proposal has not have been publicly withdrawn at least two business days prior to (x) the date of such termination (in the case of termination as a result of the Merger not having been consummated by the End Date) or (y) the Special Meeting (in the case of a termination as a result of the Core Scientific Stockholder Approval not having been obtained at the Special Meeting), and (B) within 12 months of any termination described in this bullet point, (x) Core Scientific or any of its subsidiaries enters into a definitive agreement with respect to an Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this bullet point) that is subsequently consummated or (y) Core Scientific or its subsidiaries consummates an Acquisition Proposal.

For the purposes of the Merger Agreement and the description thereof contained in this proxy statement/prospectus:
If Core Scientific fails promptly to pay CoreWeave the Termination Fee when due, and, in order to obtain such payment, CoreWeave commences a suit which results in a judgment against Core Scientific for such Termination Fee, Core Scientific will pay to CoreWeave its reasonable and documented out-of-pocket costs and expenses (including such attorneys’ fees) in connection with such suit, together with interest on the Termination Fee, from the date payment was required to be made until the date of such payment at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made.
Exclusive Remedy
Subject to certain exceptions relating to fraud and intentional material breaches, in the event that the Merger Agreement is terminated and CoreWeave receives the Termination Fee, CoreWeave’s right to receive the one-time payment of the Termination Fee from Core Scientific is the sole and exclusive remedy available to CoreWeave or any of its former, current or future equityholders, directors, officers, affiliates, agents or representatives against Core Scientific or any of its former, current or future equityholders, directors, officers, affiliates, agents or representatives with respect to the Merger Agreement and the other transactions contemplated by the Merger Agreement. In the event of payment of the Termination Fee, (i) none of CoreWeave or any of its former, current or future equityholders, directors, officers, affiliates, agents or representatives may seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, the termination of the Merger Agreement, any liabilities or obligations arising under the Merger Agreement, or any claims or actions arising out of or relating to any breach, termination or failure of or under the Merger Agreement, and (ii) none of Core Scientific or any of its former, current or future equityholders, directors, officers, affiliates, agents or representatives will have any further liability relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement other than in respect of the provisions that survive the Merger Agreement and the confidentiality agreement.
Expenses
The Merger Agreement provides that CoreWeave and Merger Sub, on the one hand, and Core Scientific, on the other hand, will each pay their own expenses in connection with the negotiation of the Merger Agreement, the performance of its obligations thereunder and the consummation of the transactions contemplated by the Merger Agreement (whether consummated or not). Notwithstanding the foregoing, CoreWeave will be responsible for all filing fees to any governmental body in order to obtain any necessary action or non-action, waiver, consent, clearance, decision, declaration, approval, or expiration or termination of a waiting period under the HSR Act.
Specific Performance; Remedies
The Merger Agreement generally provides that (i) Core Scientific will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement by CoreWeave or Merger Sub and to enforce specifically the terms and provisions of the Merger Agreement against CoreWeave or Merger Sub in addition to any other remedy to which Core Scientific is entitled at law or in equity, including damages in the event of CoreWeave’s or Merger Sub’s fraud or intentional material breach of the Merger Agreement, without the necessity of proving the inadequacy of money damages as a remedy or posting any bond or other undertaking, and (ii) CoreWeave and Merger Sub will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement by Core Scientific and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which CoreWeave or Merger Sub is entitled at law or in equity, including damages in the event of the Core Scientific’s fraud or intentional material breach of the Merger Agreement, without the necessity of proving the inadequacy of money damages as a remedy or posting any bond or other undertaking. The parties acknowledge and agree that time is of the essence and that the parties would suffer ongoing irreparable injury for so long as any provision of the Merger Agreement is not performed in accordance with its specific terms, including but not limited to as a result of any dispute over the parties’ obligations to consummate the transactions contemplated by the Merger Agreement.
Governing Law
The Merger Agreement and any action arising out of or related to the Merger Agreement or the transactions contemplated by the Merger Agreement are governed by and are required to be construed in accordance with the laws of the State of Delaware without regard to laws that would call for the application of the substantive laws of any jurisdiction other than the State of Delaware.
Amendments; Waivers
Prior to the effective time, any provision of the Merger Agreement may be amended if such amendment or waiver is in writing and signed by CoreWeave, Core Scientific and Merger Sub. After the receipt of the Core

Scientific Stockholder Approval, no amendment may be made if such amendment requires further approval of Core Scientific stockholders under applicable law or the rules of Nasdaq, without the approval of such stockholders.
At any time prior to the effective time, the parties may, to the extent permitted by applicable law, (i) extend the time for the performance of any of the obligations or acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties set forth in the Merger Agreement or any document delivered pursuant thereto or (iii) waive compliance with any of the agreements or conditions of the other parties contained in the Merger Agreement. After the receipt of the Core Scientific Stockholder Approval no waiver may be made if such waiver requires further approval of Core Scientific stockholders under applicable law or the rules of Nasdaq without the approval of such stockholders.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following discussion addresses the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of shares of Core Scientific common stock that exchange their shares of Core Scientific common stock for shares of CoreWeave common stock in the Merger. The discussion is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and differing interpretations. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this proxy statement/prospectus. Tax considerations arising under foreign, state or local laws, or U.S. federal laws other than those pertaining to U.S. federal income tax (such as estate or gift tax laws), are not addressed in this proxy statement/prospectus.
For purposes of this discussion, the term “U.S. holder” refers to a beneficial owner of Core Scientific common stock that is, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;
•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.
This discussion applies only to U.S. holders of Core Scientific common stock that hold their shares of Core Scientific common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the tax consequences of the Merger and, in particular, does not address any consequences arising under the alternative minimum tax, unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). This discussion also does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including, for example:
•	banks, thrifts, mutual funds, insurance companies or other financial institutions;
•	partnerships, S corporations, or other pass-through entities (or investors in partnerships, S corporations, or other pass-through entities);
•	tax-exempt organizations or governmental organizations;
•	dealers or brokers in stocks, securities, commodities, or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	individual retirement or other deferred accounts;
•	persons that hold shares of Core Scientific common stock as part of a straddle, hedge, appreciated financial position, constructive sale, conversion, integrated or other risk reduction transaction;
•	regulated investment companies or real estate investment trusts;
•	U.S. holders whose “functional currency” is not the U.S. dollar;
•	U.S. expatriates;
•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”;
•	holders who, directly, indirectly or constructively own (or at any time during the five-year period ending on the date of the Merger owned) 5% or more of Core Scientific common stock;

•	holders who acquired their shares of Core Scientific common stock in exchange for claims arising out of the Core Scientific chapter 11 case; and
•	stockholders who acquired their shares of Core Scientific common stock through the exercise of employee stock options, as a restricted stock award or otherwise as compensation.
If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Core Scientific common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partner and partnership. Partnerships holding shares of Core Scientific common stock and partners in such partnerships are urged to consult their tax advisors about the tax consequences of the merger to them.
This discussion is not tax advice and does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the Merger. The actual tax consequences of the Merger to you may be complex and may depend on your specific situation and on factors not within CoreWeave’s or Core Scientific’s control. You are urged to consult with your own tax advisor as to the tax consequences of the Merger in your particular circumstances, including any federal, state, local or foreign and other tax laws and of changes in those laws.
Core Scientific and CoreWeave intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. The completion of the Merger is not conditioned on the Merger qualifying for the intended tax treatment or upon the receipt of an opinion of counsel to that effect, and neither Core Scientific nor CoreWeave will request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. However, in connection with the effectiveness of the registration statement of which this proxy statement/prospectus is a part, each of Wachtell, Lipton, Rosen & Katz, counsel to Core Scientific, and Davis Polk & Wardwell LLP, counsel to CoreWeave, will deliver a legal opinion to the effect that the merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. An opinion that the Merger “should” qualify as a reorganization within the meaning of Section 368(a) of the Code expresses a level of comfort that is stronger than “more likely than not” but less than “will.” Counsel is unable to provide a higher degree of certainty because there is no administrative or judicial authority that directly addresses facts similar to those of this transaction, including with respect to the federal income tax treatment of the Tranche 2 Warrants. Nonetheless, counsel believes that its opinion is justified based on the existing authorities.
These opinions will be based upon and rely on, among other things, various facts, assumptions, representations and warranties and covenants, including those contained in the merger agreement and in the officer’s certificates provided by CoreWeave (on behalf of itself and Merger Sub) and Core Scientific. If any of these facts, assumptions, representations and warranties and covenants underlying the tax opinions described above is or becomes incorrect, incomplete, inaccurate or is waived or violated, the validity of, and the conclusions reached in, such tax opinions may be affected or jeopardized. In addition, the opinions will be subject to certain qualifications and limitations as set forth therein. Moreover, an opinion of counsel represents such counsel’s judgment and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusions reached by an opinion of counsel. Notwithstanding the receipt by CoreWeave and Core Scientific of the opinions of counsel, there can be no assurance that the IRS would not assert that the merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or that a court would not sustain such position.
Tax Consequences if the Merger Qualifies as a “Reorganization”
Provided the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the Merger to U.S. holders generally are as follows. U.S. holders of Core Scientific common stock who exchange their shares of Core Scientific common stock for shares of CoreWeave common stock generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of fractional shares of CoreWeave common stock (taxed in the manner described below). Each U.S. holder’s aggregate tax basis in the shares of CoreWeave common stock received in the Merger (including any fractional share deemed received and sold for cash, as discussed below) will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Core Scientific common stock exchanged in the Merger. The holding period of the shares of CoreWeave common stock received by a U.S. holder in the Merger (including any fractional share deemed received and sold for cash, as discussed below) will include such U.S. holder’s holding period for the shares of Core Scientific common stock exchanged in the Merger. If a U.S. holder holds different blocks of Core Scientific common stock (generally, Core Scientific common stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of CoreWeave common stock received in the Merger.
A U.S. holder of shares of Core Scientific common stock who receives cash in lieu of a fractional share of CoreWeave common stock generally will be treated as having received the fractional share of CoreWeave common stock pursuant to the Merger and then as having sold that fractional share for cash. As a result, a U.S. holder generally will recognize gain or loss equal to the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above). Any such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for the shares (including the holding period of the Core Scientific common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.
Payments of cash to U.S. holders in lieu of a fractional share of CoreWeave common stock in connection with the Merger generally will be subject to information reporting and may be subject to U.S. federal backup withholding (currently, at a rate of 24%). To prevent backup withholding, U.S. holders of Core Scientific common stock should (1) furnish the exchange agent for the Merger (or other payor) with a properly completed IRS Form W-9 (or an applicable substitute or successor form) certifying such U.S. holder’s correct taxpayer identification number and that such U.S. holder is not subject to backup withholding and otherwise comply with all the applicable backup withholding rules or (2) otherwise establish an applicable exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. holder of shares of Core Scientific common stock under the backup withholding rules may be refunded or credited against such U.S. holder’s U.S. federal income tax liability provided that such U.S. holder timely furnishes the required information to the IRS.
Tax Consequences if the Merger Fails to Qualify as a “Reorganization”
If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Core Scientific common stock generally would recognize gain or loss for U.S. federal income tax purposes on each share of Core Scientific common stock surrendered in the Merger in an amount equal to the difference between the fair market value, on the date of the Merger, of the CoreWeave common stock received in the Merger (including any cash received in lieu of a fractional shares of CoreWeave common stock) and such holder’s tax basis in the Core Scientific common stock surrendered in the Merger. Gain or loss must be calculated separately for each block of Core Scientific common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Core Scientific common stock is more than one year at the effective time. Long-term capital gain of certain non-corporate taxpayers, including individuals, generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in shares of CoreWeave common stock received in the Merger would be equal to the fair market value thereof on the date of the Merger, and such U.S. holder’s holding period in such shares would begin on the day following the Merger.
The preceding discussion is intended only as an overview of the material U.S. federal income tax consequences of the Merger and is not tax advice. It is not a complete analysis or discussion of all potential tax considerations that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

INTERESTS OF CORE SCIENTIFIC’S DIRECTORS AND
EXECUTIVE OFFICERS IN THE MERGER
In considering the recommendation of the Core Scientific board that Core Scientific stockholders vote “FOR” the Merger Agreement Proposal and the Advisory Compensation Proposal, Core Scientific stockholders should be aware that the directors and executive officers of Core Scientific have interests in the Merger that are different from, or in addition to, those of Core Scientific stockholders generally.
These interests are described below. The Core Scientific board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, in approving the Merger Agreement, and in recommending the approval of the Merger Agreement Proposal and Advisory Compensation Proposal. The Merger will be a “change of control” for purposes of the Core Scientific executive compensation plans and agreements described below.
For purposes of this disclosure, the named executive officers of Core Scientific are Adam Sullivan, President and Chief Executive Officer, James Nygaard, Executive Vice President and Chief Financial Officer and Todd M. DuChene, Executive Vice President and Chief Legal and Administrative Officer. Also for purposes of this disclosure, there are no executive officers of Core Scientific other than the named executive officers.
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•
The relevant price per share of Core Scientific common stock is $13.34, which is the average closing price per share of Core Scientific common stock as reported on the Nasdaq over the first five business days following the first public announcement of the transaction on July 7, 2025.

•	The effective time as referenced in this section occurred on August 14, 2025, which is the assumed date of the effective time solely for purposes of the disclosure in this section.
•
The employment of each of Core Scientific's named executive officers was terminated by CoreWeave without “cause” or due to the executive’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the effective time.

The amounts indicated below are estimates based on multiple assumptions (including the assumptions described above) that may or may not actually occur or be accurate on the relevant date, and do not reflect certain compensation actions that may occur before completion of the transaction. Accordingly, the actual amounts received may differ materially from the estimates set forth below.
Treatment of Core Scientific Equity Awards
Core Scientific RSU Awards
At the effective time, each Core Scientific RSU Award held by Core Scientific’s non-employee directors or held by a Specified Individual (including each of Core Scientific’s named executive officers) that is outstanding immediately prior to the effective time will fully vest and be cancelled and converted into the right to receive (without interest and less applicable Tax withholding) a number of shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (a) the total number of shares of Core Scientific common stock underlying such Core Scientific RSU Award as of immediately prior to the effective time, multiplied by (b) the exchange ratio.
At the effective time, each Unvested Core Scientific RSU Award that is outstanding immediately prior to the effective time will be cancelled and converted into a CoreWeave Rollover RSU Award, with the number of shares of CoreWeave common stock underlying such CoreWeave Rollover RSU Award determined by multiplying (a) the total number of shares of Core Scientific common stock underlying such Unvested Core Scientific RSU Award as of immediately prior to the effective time, by (b) the exchange ratio, with such product rounded up to the nearest whole number of shares. Each such CoreWeave Rollover RSU Award will otherwise continue to be subject to the same terms and conditions (including vesting schedule and treatment on termination of employment) as applied to the corresponding Unvested Core Scientific RSU Award prior to the effective time.

Core Scientific PSU Awards
At the effective time, each Core Scientific PSU Award held by a Specified Individual (including each of Core Scientific’s named executive officers) that is outstanding immediately prior to the effective time will fully vest and be cancelled and converted automatically into the right to receive (without interest and less applicable Tax withholding) a number of shares of CoreWeave common stock equal to the product (rounded up to the nearest whole number of shares) of (a) the total number of shares of Core Scientific common stock underlying the Core Scientific PSU Award as of immediately prior to the effective time (determined by deeming the applicable performance level to equal 300%) multiplied by (b) the exchange ratio.
At the effective time, each Core Scientific PSU Award (other than each Core Scientific PSU Award described above) that is outstanding immediately prior to the effective time will be cancelled and converted into a CoreWeave Rollover PSU Award, with the number of shares underlying such CoreWeave Rollover PSU Award determined by multiplying (a) the total number of shares of Core Scientific common stock underlying such Core Scientific PSU Award as of immediately prior to the effective time (determined by deeming the performance level to equal 300%) by (b) the exchange ratio, with such product rounded up to the nearest whole number of shares. Each such CoreWeave Rollover PSU Award will otherwise continue to be subject to the same terms and conditions (including service-based vesting and forfeiture conditions) as applied to the corresponding Core Scientific PSU Award prior to the effective time (other than applicable performance conditions).
Core Scientific Options
At the effective time, each In the Money Core Scientific Option will be cancelled and converted into the right to receive a number of shares of CoreWeave common stock (without interest and less applicable Tax withholding) equal to (x) the quotient obtained by dividing (a) the product obtained by multiplying (A) the excess, if any, of the Per Core Scientific Share Price over the exercise price per share of Core Scientific common stock subject to such Core Scientific Option immediately prior to the effective time by (B) the number of shares of Core Scientific common stock subject to such Core Scientific Option immediately prior to the effective time by (b) the Core Scientific Share Price multiplied by (y) the exchange ratio. At the effective time, each Core Scientific Option that is not an In the Money Core Scientific Option and is outstanding and unexercised as of immediately prior to the effective time will be cancelled at the effective time with no consideration payable in respect of such Core Scientific Option.
For an estimate of the amounts that would be payable to each of Core Scientific’s named executive officers in respect of their unvested Core Scientific equity awards at the effective time of the Merger, see the section titled “—Quantification of Potential Payments and Benefits to Core Scientific’s Named Executive Officers” beginning on page 255. Based on the relevant assumptions described above under “—Certain Assumptions,” the estimated aggregate value of unvested Core Scientific RSU Awards held by all five non-employee directors of Core Scientific that would become vested and payable at the effective time is $8,515,576.
Core Scientific Letter Agreements
Core Scientific has entered into individual letter agreements (the “Letter Agreements”) providing for Merger-related severance payments with each of Core Scientific’s named executive officers. Each of the Letter Agreements provides that, contingent upon the occurrence of the effective time, the named executive officer will separate from employment with Core Scientific and its affiliates on the closing date of the Merger, which separation will be treated as a resignation by the executive for good reason. Subject to the named executive officer’s execution and nonrevocation of a release of claims in favor of Core Scientific, each named executive officer will receive a lump sum cash severance payment (the “Severance Payment”) equal to the sum of: (a) two times the sum of (i) the executive’s annual base salary at the rate in effect as of immediately prior to the effective time and (ii) the executive’s target annual cash incentive bonus as in effect immediately prior to the effective time, and (b) 24 times the monthly cost of continuation coverage under Core Scientific’s group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act for the level of coverage in effect for the named executive officer and his dependents as of immediately prior to the effective time.
Each of the Letter Agreements provides that, from and after the effective time, the Severance Payment will supersede any other cash severance agreement or arrangement between the named executive officer and Core Scientific. The named executive officer will not be eligible to receive the Severance Payment if (a) his employment with Core Scientific terminates for any reason prior to the effective time, (b) the named executive officer engages in conduct constituting Cause (as defined in the Letter Agreement), or (c) the named executive officer does not timely execute, or if he revokes, the release of claims described above.

For an estimate of the amounts that would be payable to each of Core Scientific’s named executive officers at the effective time under the Letter Agreements, see the section titled “—Quantification of Potential Payments and Benefits to Core Scientific’s Named Executive Officers” beginning on page 255.
Indemnification and Insurance
Prior to the effective time, Core Scientific will purchase a tail policy under the current directors' and officers' liability insurance policies maintained by Core Scientific, and if Core Scientific does not obtain such tail policy or policies prior to the effective time, CoreWeave or the Surviving Corporation will use reasonable best efforts to obtain such policy or policies (provided that the total premium for such tail policy or policies will not be in excess of the maximum premium), which will be effective for six years following the effective time with respect to claims arising from acts, errors or omissions that existed or occurred prior to or at the effective time and provide coverage and amounts that are at least as protective to such directors and officers as the coverage provided by such existing policies and must contain other terms and conditions that are no less favorable to the covered individuals as the terms and conditions in such existing policies; provided, that the total premium for such tail policy or policies may not be in excess of the maximum premium. If such tail policy or policies cannot be obtained, CoreWeave or the Surviving Corporation will obtain as much coverage as can be obtained by paying a premium equal to the maximum premium. CoreWeave will maintain such tail policy or policies (whether obtained by Core Scientific, CoreWeave or the Surviving Corporation) for their full term. For more information, see “The Merger Agreement—Indemnification of Officers and Directors” beginning on page 242 of this proxy statement/prospectus.
2025 Annual Cash Bonuses of Executive Officers
If annual cash incentive bonuses for fiscal year 2025 have not been paid prior to the effective time, Core Scientific may take action to cause 2025 annual bonuses to be paid to Core Scientific employees, including named executive officers, who are eligible for 2025 annual bonuses in accordance with the terms and conditions of Core Scientific’s annual bonus program, with the applicable performance goals deemed to be achieved at the greater of the target level and the actual level of achievement as of the latest practicable date prior to the effective time (as determined in good faith by the compensation committee consistent with past practice). For an estimate of the amounts that would be payable to each of Core Scientific’s named executive officers with respect to such 2025 annual bonuses, see the section titled “—Quantification of Potential Payments and Benefits to Core Scientific’s Named Executive Officers” beginning on page 255.
Excise Tax Reimbursement Agreements
Core Scientific has entered into agreements (the “Excise Tax Reimbursement Agreements”) with each of its named executive officers, as well as two individuals who are not named executive officers, providing for reimbursements for excise taxes incurred under Section 4999 of the Code in connection with the Merger, so that on an after-tax basis such individual would be in the same position as though such excise tax did not apply, subject to an aggregate reimbursement cap of $85,000,000 for the total reimbursements for all five eligible individuals (as well as any additional individuals who may become party to such an agreement prior to the effective time). Each individual subject to the Excise Tax Reimbursement Agreements will be subject to a one-year post-termination non-competition covenant under the terms of his or her Excise Tax Reimbursement Agreement.
For an estimate of the amounts that would be payable to each of Core Scientific’s named executive officers at the effective time under the Excise Tax Reimbursement Agreements, see the section titled “—Quantification of Potential Payments and Benefits to Core Scientific’s Named Executive Officers” beginning on page 255.
Quantification of Potential Payments and Benefits to Core Scientific’s Named Executive Officers
The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the Merger that the Core Scientific named executive officers could receive in connection with the Merger. Except as otherwise specifically noted, the disclosure below uses the relevant assumptions described above under “—Certain Assumptions.”

The amounts indicated below are estimates based on multiple assumptions (including the assumptions described above) that may or may not actually occur or be accurate on the relevant date, and do not reflect certain compensation actions that may occur before completion of the Merger. Accordingly, the actual amounts received by our named executive officers may differ materially from the estimates set forth below.

Name	Cash ($)(1)	Equity Awards ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Adam Sullivan	4,743,750	102,042,213	25,651	25,122,450	131,934,064
James Nygaard	3,000,000	10,934,424	34,951	1,990,858	15,960,233
Todd M. DuChene	2,625,000	32,924,217	64,768	8,145,422	43,759,407

(1)
Cash. These amounts include the salary- and bonus-related cash severance payable to each named executive officer in connection with his termination of employment at the effective time as provided for under the Letter Agreements. These severance payments are equal to two times the sum of (a) the named executive officer’s annual base salary at the rate in effect as of immediately prior to the Effective Time and (b) the named executive officer’s target annual cash incentive bonus as in effect immediately prior to the Effective Time. These severance payments are “double trigger” and are only payable upon the occurrence of both the effective time and the termination of employment of each named executive officer. The amounts in this column also include the 2025 annual bonus payments described above under the section titled “—2025 Annual Cash Bonuses of Executive Officers.” These bonus payments are “single trigger” and are payable upon the occurrence of the effective time. The estimated amount of each such payment is set forth in the table below:

Name	2x Salary ($)	2x Bonus ($)	2025 Bonus ($)	Total ($)
Adam Sullivan	1,650,000	2,062,500	1,031,250	4,743,750
James Nygaard	1,200,000	1,200,000	600,000	3,000,000
Todd M. DuChene	1,050,000	1,050,000	525,000	2,625,000

(2)
Equity Awards. These amounts reflect the potential value that each named executive officer could receive in connection with the accelerated vesting of unvested Core Scientific RSU Awards and Core Scientific PSU Awards. The Core Scientific RSU Awards and Core Scientific PSU Awards held by Core Scientific’s named executive officers that are outstanding as of immediately prior to the effective time will fully vest at the effective time (and such vesting is therefore pursuant to a “single-trigger” arrangement), with the Core Scientific PSU Awards deemed earned based on a performance level of 300%. For further details regarding the treatment of Core Scientific RSU Awards and Core Scientific PSU Awards in connection with the Merger, see “—Treatment of Core Scientific Equity Awards.” The estimated value of unvested Core Scientific RSU Awards and Core Scientific PSU Awards held by each named executive officer is set forth in the table below:

Name	Core Scientific RSU Awards ($)	Core Scientific PSU Awards ($)	Total ($)
Adam Sullivan	42,355,384	59,686,829	102,042,213
James Nygaard	10,934,424	—	10,934,424
Todd M. DuChene	15,111,275	17,812,942	32,924,217

(3)
Benefits. These amounts reflect the cash payments for benefit continuation payable to each named executive officer in connection with his termination of employment at the effective time as provided for under the Letter Agreements, equal to 24 times the monthly cost of continuation coverage under Core Scientific’s group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act for the level of coverage in effect for the named executive officer and his dependents as of immediately prior to the Effective Time. These severance payments are “double trigger” and are only payable upon the occurrence of both the effective time and the termination of employment of the applicable named executive officer.

(4)
Tax Reimbursements. These amounts reflect the estimated reimbursement payments for the named executive officers under the Excise Tax Reimbursement Agreements. These estimates were calculated taking into account the impact of an assumed valuation of each executive’s one-year post-termination non-compete covenant under his Excise Tax Reimbursement Agreement. For further details regarding the Excise Tax Reimbursement Agreements, see “—Excise Tax Reimbursement Agreements.”

PROPOSAL I—ADOPTION OF THE MERGER AGREEMENT
Core Scientific is asking its stockholders to adopt the Merger Agreement, on the terms and subject to the conditions of the Merger Agreement. For a detailed discussion of the terms of the Merger Agreement, see the section titled “The Merger Agreement.” At a meeting held on July 7, 2025, the Core Scientific board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, on the terms and conditions set forth in the Merger Agreement, were fair to and in the best interests of Core Scientific and its stockholders, (ii) approved and deemed advisable the execution and delivery of the Merger Agreement, the performance by Core Scientific of its covenants and agreements contained in the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Merger and (iii) directed that the adoption of the Merger Agreement be submitted to a vote of Core Scientific stockholders and resolved to recommend that Core Scientific stockholders approve the Merger and adopt the Merger Agreement.
Approval of the Merger Agreement Proposal is a condition to the closing of the Merger. If the Merger Agreement Proposal is not approved, the Merger will not occur. For a detailed discussion of the terms and conditions of the Merger, see the section titled “The Merger Agreement—Conditions to the Consummation of the Merger.”
Required Vote
Approval of the Merger Agreement Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Core Scientific common stock on the Core Scientific record date and entitled to vote thereon. The required vote is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Core Scientific stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Core Scientific stockholder will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. Because the Merger Agreement Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, and will not be able to vote on the Merger Agreement Proposal absent instructions from the beneficial owner of any Core Scientific shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.
IF YOU ARE A CORE SCIENTIFIC STOCKHOLDER, THE CORE SCIENTIFIC BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

PROPOSAL II—NON-BINDING ADVISORY VOTE ON
TRANSACTION-RELATED COMPENSATION FOR CERTAIN CORE SCIENTIFIC
EXECUTIVE OFFICERS
Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Act, requires that Core Scientific provide its stockholders with the opportunity to vote to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to Core Scientific’s named executive officers in connection with the Merger, as disclosed in this proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in the section titled “Interests of Core Scientific’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Core Scientific’s Named Executive Officers” beginning on page 255 of this proxy statement/prospectus. This vote is commonly referred to as a “golden parachute say on pay” vote.
Accordingly, the Core Scientific board unanimously recommends that Core Scientific stockholders vote “FOR” the adoption of the following resolution, on a non-binding advisory basis, at the Special Meeting:
“RESOLVED, that Core Scientific’s stockholders approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to Core Scientific’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Core Scientific’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Core Scientific’s Named Executive Officers” beginning on page 255 of this proxy statement/prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”
Core Scientific stockholders should note that the Advisory Compensation Proposal is merely an advisory vote, which will not be binding on Core Scientific, CoreWeave or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated, the eligibility of the Core Scientific named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.
The affirmative vote of the holders of a majority of the votes cast on such matter, voting affirmatively or negatively (excluding abstentions and broker non-votes), where a quorum is present, is required to approve the Advisory Compensation Proposal. The required vote on the Advisory Compensation Proposal is based on the number of shares actually voted—not the number of outstanding shares of Core Scientific common stock entitled to be voted thereon. Abstentions from voting by a Core Scientific stockholder attending the Special Meeting or a failure to attend the Special Meeting virtually or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, those shares will not be counted as present or represented by proxy at the Special Meeting and, as a result, will have no effect on the outcome of the vote on the Advisory Compensation Proposal.
IF YOU ARE A CORE SCIENTIFIC STOCKHOLDER, THE CORE SCIENTIFIC BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY COMPENSATION PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X of the Exchange Act and should be read in conjunction with the accompanying notes. The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of CoreWeave and the historical consolidated financial position and results of operations of Core Scientific after giving effect to the Merger as further described in Note 1. Description of the Transactions and Basis of Presentation and the pro forma effects of certain assumptions and adjustments described in “Notes to the Unaudited Pro Forma Condensed Combined Financial Information” below. The unaudited pro forma condensed combined financial information has been prepared to give effect to the following (collectively, the “Transactions”):
•
Application of the acquisition method of accounting under the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”) where the assets and liabilities of Core Scientific will be recorded by CoreWeave at their respective fair values as of the closing date of the Merger (“Closing Date”);

•	Preliminary adjustments to conform the financial statement presentation of Core Scientific to that of CoreWeave;
•	The Financing Transactions, as described and defined below;
•	The settlement of pre-existing relationships; and
•	Adjustments to reflect estimated acquisition-related costs of the Merger.
The unaudited pro forma condensed combined financial information and related notes are derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are contained in, or incorporated by reference into, as applicable, this proxy statement/prospectus:
•	The historical audited consolidated financial statements of CoreWeave and the related notes included herein as of and for the year ended December 31, 2024;
•
The historical audited consolidated financial statements of Core Scientific and the related notes included in Core Scientific’s Annual Report on Form 10-K as of and for the year ended December 31, 2024;

•	The historical unaudited condensed consolidated financial statements of CoreWeave and the related notes included herein as of and for the six months ended June 30, 2025; and
•
The historical unaudited condensed consolidated financial statements of Core Scientific and the related notes included in Core Scientific’s Quarterly Report on Form 10-Q as of and for the six months ended June 30, 2025.

The unaudited pro forma condensed combined financial information should also be read together with other financial data included elsewhere in, or incorporated by reference into, as applicable, this proxy statement/prospectus.
The unaudited pro forma condensed combined balance sheet as of June 30, 2025, gives pro forma effect to the Transactions as if they had been consummated on June 30, 2025. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, give pro forma effect to the Transactions as if they had been consummated on January 1, 2024.
The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting pursuant to the provisions of ASC 805, whereby CoreWeave is considered the accounting acquirer. The consideration transferred will be allocated to the identifiable assets acquired and liabilities assumed based upon their estimated fair values as of the Closing Date, and any excess value of the consideration transferred over the acquired net assets will be recognized as goodwill. The assets and liabilities of Core Scientific have been measured based on various preliminary estimates using assumptions that CoreWeave believes are reasonable, based on information that is currently available. The unaudited pro forma condensed combined financial information is based on preliminary accounting conclusions subject to potential revision, and as a result, has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Transactions occurred on the dates indicated.

The unaudited pro forma condensed combined financial information appearing below is based on available preliminary information and certain assumptions that are believed to be reasonable as of the date of this proxy statement/prospectus and also does not consider any potential effects of changes in market conditions on revenues or expense efficiencies, among other factors. Future results may vary significantly from the results reflected because of various factors, including those discussed in the sections titled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” and the consolidated audited and unaudited financial statements of CoreWeave and Core Scientific included, or incorporated by reference, as applicable, in this proxy statement/prospectus. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2025
(in thousands)

	CoreWeave Historical	Core Scientific Historical	Reclassification Adjustments	Notes	Financing Transaction Accounting Adjustments	Notes	Acquisition Transaction Accounting Adjustments	Notes	Settlement of Pre-existing Relationships Adjustments	Notes	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$1,152,883	$581,345	$—		$1,723,750	4(a)	$—		$—		$3,457,978
Restricted cash and cash equivalents, current	560,173	—	—		—		—		—		560,173
Accounts receivable, net	1,933,698	—	1,910	2(a)	—		—		(1,378)	6(a)	1,934,230
Digital assets	—	172,772	—		—		—		—		172,772
Prepaid expenses and other current assets	299,229	—	248,733	2(a)	—		—		(232,625)	6(b)(i)	315,337
Customer funding receivable and other current assets	—	250,643	(250,643)	2(a)	—		—		—		—
Total current assets	3,945,983	1,004,760	—		1,723,750		—		(234,003)		6,440,490
Restricted cash and cash equivalents, non-current	340,527	—	—		—		—		—		340,527
Property and equipment, net	16,631,510	828,603	—		—		1,099,000	4(b)	—		18,559,113
Operating lease right-of-use assets	3,380,201	108,584	—		—		34,083	4(c)	(96,640)	6(i)	3,426,228
Intangible assets, net	205,895	—	1,326	2(b)	—		43,674	4(d)	—		250,895
Goodwill	812,970	—	—		—		4,786,482	4(e)	77,752	6(f)	5,677,204
Other non-current assets	924,277	36,105	(1,326)	2(b)	—		—		(165,938)	6(c)(j)(k)	793,118
Total assets	$26,241,363	$1,978,052	$—		$1,723,750		$5,963,239		$(418,829)		$35,487,575

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of June 30, 2025
(in thousands)

	CoreWeave Historical	Core Scientific Historical	Reclassification Adjustments	Notes	Financing Transaction Accounting Adjustments	Notes	Acquisition Transaction Accounting Adjustments	Notes	Settlement of Pre-existing Relationships Adjustments	Notes	Pro Forma Combined
Liabilities, Redeemable Common Stock, and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$1,226,579	$215,055	$—		$—		$—		$(84,957)	6(i)(k)	$1,356,677
Accrued liabilities	1,411,237	—	183,988	2(c)(d)	—		45,559	4(f)	(147,094)	6(k)	1,493,690
Accrued expenses	—	180,641	(180,641)	2(c)	—		—		—		—
Debt, current	3,627,664	—	1,550	2(d)	—		—		—		3,629,214
Deferred revenue, current	951,346	150,127	—		—		—		(149,078)	6(d)	952,395
Operating lease liabilities, current	279,080	—	10,438	2(d)	—		—		(11,754)	6(i)	277,764
Finance lease liabilities, current	60,396	—	547	2(d)	—		—		—		60,943
Other current liabilities	53	16,899	(15,882)	2(d)	—		—		—		1,070
Total current liabilities	7,556,355	562,722	—		—		45,559		(392,883)		7,771,753
Debt, non-current	7,423,837	—	1,057,696	2(e)	1,723,750	4(a)	27,304	4(g)	—		10,232,587
Derivative and warrant liabilities	698	—	1,316,690	2(f)	—		(92,555)	4(h)	—		1,224,833
Deferred revenue, non-current	3,896,173	—	—		—		—		—		3,896,173
Operating lease liabilities, non-current	3,168,392	—	92,229	2(g)	—		—		(92,658)	6(i)	3,167,963
Convertible and other notes payable, net of current portion	—	1,057,696	(1,057,696)	2(e)	—		—		—		—
Finance lease liabilities, non-current	3,112	—	—		—		—		—		3,112
Deferred tax liabilities, non-current	245,659	—	—		—		—		—		245,659
Warrant liabilities	—	1,316,690	(1,316,690)	2(f)	—		—		—		—
Other non-current liabilities	126,331	105,620	(92,229)	2(g)	—		—		(11,040)	6(e)	128,682
Total liabilities	22,420,557	3,042,728	—		1,723,750		(19,692)		(496,581)		26,670,762
Commitments and contingencies
Redeemable common stock
Redeemable Class A common stock	1,163,159	—	—		—		—		—		1,163,159
Stockholders’ equity (deficit)
Preferred stock	—	—	—		—		—		—		—
Class A common stock	2	—	—		—		—	4(i)	—		2
Common stock	—	3	—		—		(3)	4(i)	—		—
Class B common stock	—	—	—		—		—		—		—
Class C common stock	—	—	—		—		—		—		—
Treasury stock, at cost	(33,524)	—	—		—		—		—		(33,524)
Additional paid-in capital	4,772,825	3,026,645	—		—		1,980,124	4(i)	—		9,779,594
Accumulated other comprehensive income (loss)	(271)	—	—		—		—		—		(271)
Accumulated deficit	(2,081,385)	(4,091,324)	—		—		4,002,810	4(i)	77,752	6(f)	(2,092,147)
Total stockholders’ equity (deficit)	2,657,647	(1,064,676)	—		—		5,982,931		77,752		7,653,654
Total liabilities, redeemable common stock, and stockholders’ equity (deficit)	$26,241,363	$1,978,052	$—		$1,723,750		$5,963,239		$(418,829)		$35,487,575

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2025
(in thousands, except per share data)

	CoreWeave Historical	Core Scientific Historical	Reclassification Adjustments	Notes	Financing Transaction Accounting Adjustments	Notes	Acquisition Transaction Accounting Adjustments	Notes	Settlement of Pre-existing Relationships Adjustments	Notes	Pro Forma Combined	Notes
Revenue	$2,194,420	$—	$158,153	2(h)	$—		$—		$(19,133)	6(g)	$2,333,440
Digital asset self-mining revenue	—	129,603	(129,603)	2(h)	—		—		—		—
Digital asset hosted mining revenue from customers	—	9,417	(9,417)	2(h)	—		—		—		—
Colocation revenue	—	19,133	(19,133)	2(h)	—		—		—		—
Operating expenses:											—
Cost of revenue	575,061	—	144,725	2(i) (j)(k)	—		10,962	5(b) (c)(d)	(19,133)	6(h)	711,615
Cost of digital asset self-mining	—	120,759	(120,759)	2(i)	—		—		—		—
Cost of digital asset hosted mining services	—	6,620	(6,620)	2(i)	—		—		—		—
Cost of colocation services	—	17,536	(17,536)	2(i)	—		—		—		—
Change in fair value of digital assets	—	(19,109)	—		—		—		—		(19,109)
Losses on exchange or disposal of property, plant and equipment	—	4,172	(4,172)	2(j)	—		—		—		—
Technology and infrastructure	1,231,315	—	13,089	2(j) (k)(l)	—		248	5(b)	—		1,244,652
Sales and marketing	47,348	—	6,165	2(l)	—		389	5(b)	—		53,902
General and administrative	348,957	—	82,163	2(k)(l)	—		4,362	5(b)	—		435,482
Selling, general and administrative	—	97,055	(97,055)	2(l)	—		—		—		—
Total operating expenses	2,202,681	227,033	—		—		15,961		(19,133)		2,426,542
Operating income (loss)	(8,261)	(68,880)	—		—		(15,961)		—		(93,102)
Loss on debt extinguishment	—	(1,377)	1,377	2(m)	—		—		—		—
Gain (loss) on fair value adjustments	26,837	—	(288,494)	2(n)	—		—		—		(261,657)
Interest expense, net	(530,801)	3,372	(14,648)	2(o)	(157,562)	5(a)	2,601	5(f)	—		(697,038)
Change in fair value of warrants and contingent value rights	—	(288,494)	288,494	2(n)	—		—		—		—
Other income (expense), net	886	(364)	13,271	2(m)(o)	—		—		—		13,793
Loss before provision for (benefit from) income taxes	(511,339)	(355,743)	—		(157,562)		(13,360)		—		(1,038,004)
Provision for (benefit from) income taxes	93,811	363	—		(33,088)	5(g)	(2,806)	5(g)	—		58,280
Net loss	$(605,150)	$(356,106)	$—		$(124,474)		$(10,554)		—		$(1,096,284)
Net loss attributable to common stockholders, basic	$(633,872)	$(67,002)									$(1,125,006)	5(h)
Net loss attributable to common stockholders, diluted	$(660,717)	$(67,002)									$(1,151,851)	5(h)
Net loss per share attributable to common stockholders, basic	$(1.73)	$(0.21)									$(2.77)	5(h)
Net loss per share attributable to common stockholders, diluted	$(1.79)	$(0.21)									$(2.83)	5(h)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic	366,765	316,593									405,587	5(h)
Weighted-average shares used in computing net loss per share attributable to common stockholders, diluted	368,607	316,593									407,429	5(h)

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024
(in thousands, except per share data)

	CoreWeave Historical	Core Scientific Historical	Reclassification Adjustments	Notes	Financing Transaction Accounting Adjustments	Notes	Acquisition Transaction Accounting Adjustments	Notes	Settlement of Pre-existing Relationships Adjustments	Notes	Pro Forma Combined	Notes
Revenue	$1,915,426	$—	$510,672	2(p)	$—		$—		$(24,378)	6(g)	$2,401,720
Digital asset self-mining revenue	—	408,740	(408,740)	2(p)	—		—		—		—
Digital asset hosted mining revenue from customers	—	77,554	(77,554)	2(p)	—		—		—		—
HPC hosting revenue	—	24,378	(24,378)	2(p)	—		—		—		—
Operating expenses:
Cost of revenue	493,350	—	387,631	2(q)(r) (s)(t)	—		47,007	5(b) (c)(d)	(24,378)	6(h)	903,610
Cost of digital asset self-mining	—	314,335	(314,335)	2(q)	—		—		—		—
Cost of digital asset hosted mining services	—	53,558	(53,558)	2(q)	—		—		—		—
Cost of HPC hosting services	—	21,709	(21,709)	2(q)	—		—		—		—
Change in fair value of digital assets	—	1,052	—		—		—		—		1,052
Change in fair value of energy derivatives	—	2,757	(2,757)	2(r)	—		—		—		—
Losses on exchange or disposal of property, plant and equipment	—	4,210	(4,210)	2(s)	—		—		—		—
Technology and infrastructure	960,685	—	21,865	2(s) (t)(u)	—		9,126	5(b)	—		991,676
Sales and marketing	18,389	9,969	—		—		18,985	5(b)	—		47,343
General and administrative	118,644	110,448	(1,097)	2(t)	—		160,255	5(b)(e)	—		388,250
Research and development	—	11,830	(11,830)	2(u)	—		—		—		—
Total operating expenses	1,591,068	529,868	—		—		235,373		(24,378)		2,331,931
Operating income (loss)	324,358	(19,196)	—		—		(235,373)		—		69,789
Loss on debt extinguishment	—	(487)	487	2(v)	—		—		—		—
Gain (loss) on fair value adjustments	(755,929)	—	(1,369,157)	2(w)	—		—		—		(2,125,086)
Interest expense, net	(360,824)	(37,070)	(7,026)	2(x)	(351,537)	5(a)	1,171	5(f)	—		(755,286)
Change in fair value of warrants and contingent value rights	—	(1,369,157)	1,369,157	2(w)	—		—		—		—
Reorganization items, net	—	111,439	—		—		—		—		111,439
Other income (expense), net	48,194	325	6,539	2(v)(x)	—		—		34,797	6(h)	89,855
Loss before provision for (benefit from) income taxes	(744,201)	(1,314,146)	—		(351,537)		(234,202)		34,797		(2,609,289)
Provision for (benefit from) income taxes	119,247	859	—		(73,823)	5(g)	(49,182)	5(g)	7,307	5(g)	4,408
Net loss	$(863,448)	$(1,315,005)	$—		$(277,714)		$(185,020)		$27,490		$(2,613,697)
Net loss attributable to common stockholders, basic and diluted	$(937,765)	$(1,122,420)									$(2,688,014)	5(h)
Net loss per share attributable to common stockholders, basic and diluted	$(4.30)	$(4.39)									$(10.47)	5(h)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	217,854	255,832									256,676	5(h)

See the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1. Description of the Transactions and Basis of Pro Forma Presentation
Description of the Merger
On July 7, 2025, CoreWeave entered into the Merger Agreement with Core Scientific and Merger Sub, pursuant to which and subject to the terms and conditions therein, at the effective time, Merger Sub will merge with and into Core Scientific, with Core Scientific surviving as a wholly owned subsidiary of CoreWeave. As a result of the Merger, each issued and outstanding share of Core Scientific common stock, par value $0.00001 per share, will be converted into the right to receive 0.1235 newly issued, fully paid and non-assessable shares of CoreWeave Class A common stock, par value $0.000005 per share. Additionally, at the effective time, each (i) Tranche 1 Warrant will be automatically redeemed in exchange for the right to receive a New Tranche 1 Warrant exercisable for a number of shares of CoreWeave Class A common stock (subject to cashless exercise as described below) equal to (a) the number of Warrant Shares (as defined in the Core Scientific Warrant Agreement) underlying such Tranche 1 Warrant, multiplied by (b) the exchange ratio, with such New Tranche 1 Warrant having an exercise price equal to (x) the Tranche 1 Exercise Price (as defined in the Core Scientific Warrant Agreement) in effect immediately prior to the effective time divided by (y) the exchange ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants and (ii) Tranche 2 Warrant will be converted into a non-penny Converted Tranche 2 Warrant (as defined in the Core Scientific Warrant Agreement) having an exercise price of $7.50 per Warrant Share (subject to adjustment on the terms set forth in the Core Scientific Warrant Agreement), which Converted Tranche 2 Warrant will be automatically redeemed in exchange for the right to receive a New Tranche 2 Warrant exercisable for a number of shares of CoreWeave Class A common stock (subject to cashless exercise as described below) equal to (a) the number of Warrant Shares underlying the Converted Tranche 2 Warrant, multiplied by (b) the exchange ratio, with such New Tranche 2 Warrant having an exercise price equal to (x) $7.50 per Warrant Share divided by (y) the exchange ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants. As a result, assuming no events occur requiring any adjustment to the number of shares underlying each Tranche 1 Warrant or Tranche 2 Warrant or the exercise price therefor prior to the Merger, each New Tranche 1 Warrant will cover 0.1235 shares of CoreWeave Class A common stock at an exercise price of $55.141700 per share, and each New Tranche 2 Warrant will cover 0.1235 shares of CoreWeave Class A common stock at an exercise price of $60.728745 per share. Both the New Tranche 1 Warrants and New Tranche 2 Warrants will be exercisable only on a cashless basis, pursuant to which the holder will be entitled to receive a number of shares of CoreWeave Class A common stock equal to the total number of shares of CoreWeave Class A common stock underlying the warrants being exercised multiplied by a fraction equal to (x) the current market price (as of the business day immediately preceding the date on which the exercise notice was delivered) of one share of CoreWeave Class A common stock, minus the applicable exercise price, divided by (y) such current market price.
As of June 30, 2025, Core Scientific had (i) outstanding Tranche 1 Warrants exercisable for up to 97.5 million shares of common stock at an exercise price of $6.81 per share; and (ii) outstanding Tranche 2 Warrants exercisable for up to 15.1 million shares of common stock at an exercise price of $0.01 per share. Based on the number of Core Scientific warrants outstanding as of June 30, 2025, and assuming no events occur requiring any adjustment to the number of shares underlying each Tranche 1 Warrant or Tranche 2 Warrant or the exercise price therefor prior to the Merger, the New Tranche 1 Warrants will be exercisable for up to 12.0 million shares of CoreWeave Class A common stock at an exercise price of $55.141700 per share, and the New Tranche 2 Warrants will be exercisable for up to 1.9 million shares of CoreWeave Class A common stock at an exercise price of $60.728745 per share, in each case, prior to giving effect to any effective reduction in share issuance that the cashless exercise mechanism described above may have.
Financing Transactions
On May 27, 2025, CoreWeave issued $2.0 billion in aggregate principal amount of 9.250% senior notes due on June 1, 2030 (the “2030 Senior Notes”). Additionally, on July 25, 2025, CoreWeave issued $1.8 billion in aggregate principal amount of 9.000% senior notes due on February 1, 2031 (the “2031 Senior Notes” and together with the “2030 Senior Notes” the “Financing Transactions”). CoreWeave intends to use the proceeds from the Financing Transactions to pay the fees, costs and expenses of the Financing Transactions, for general corporate purposes, and the repayment of outstanding indebtedness. The Financing Transactions are not directly related to the Merger, but are material events entered into by CoreWeave, and included within the unaudited pro forma condensed combined financial information in accordance with Regulation S-X 210.11-01(a)(8).

Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined balance sheet as of June 30, 2025 combines the historical unaudited condensed consolidated balance sheets of CoreWeave and Core Scientific, giving effect to the Transactions as if they had been consummated on June 30, 2025. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, combines the historical condensed consolidated statements of operations of CoreWeave and Core Scientific, giving effect to the Transactions as if they had been consummated on January 1, 2024.
The unaudited pro forma condensed combined financial information and explanatory notes have been prepared to illustrate the effects of the Merger under the acquisition method of accounting whereby CoreWeave is considered the accounting acquirer. The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not necessarily indicate the financial results of the combined company had the companies been combined at the beginning of the periods presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company. The results of operations of the combined company will be reported prospectively after the Closing Date following completion of the Merger. Under the acquisition method of accounting, the assets and liabilities of Core Scientific, as of the Closing Date, will be recorded by CoreWeave at their estimated fair values and any excess of the consideration transferred over the fair value of Core Scientific’s net assets will be allocated to goodwill. The pro forma allocation of the consideration transferred reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary materially from the actual allocation that will be recorded at the time the Merger is completed since, among other reasons, certain information will not be available until after the Merger is completed.
Prior to the contemplated Transactions, CoreWeave and Core Scientific had several pre-existing relationships, which primarily related to HPC colocation agreements. Under these agreements, Core Scientific provides space, power, cooling, facilities operations, security, and other services to CoreWeave to support workloads for machine learning and artificial intelligence. Significant agreements include: (i) a contract to provide CoreWeave with 16 MW of infrastructure at Core Scientific’s Austin, Texas facility (the “Austin Lease”); (ii) a series of agreements to provide 571 MW of infrastructure across multiple sites in the United States (collectively, the “CoreWeave Colocation Agreements”); and (iii) various other arrangements primarily related to construction payables incurred on CoreWeave’s behalf (“Other Agreements”). The Austin Lease commenced in March 2024 and was accounted for as an operating lease by both CoreWeave and Core Scientific; related revenues and expenses for the six months ended June 30, 2025 and year ended December 31, 2024 are eliminated as intercompany in the unaudited pro forma condensed combined statement of operations. Refer to the historical financial statements and related notes of CoreWeave and Core Scientific for additional information on the background of these pre-existing relationships. Upon the consummation of the Transactions, all historical pre-existing relationships between CoreWeave and Core Scientific are considered effectively settled for accounting purposes and the related transactions and balances will become intercompany transactions. As such, in accordance with the guidance in ASC 805, all intercompany transactions and balances have been eliminated in the unaudited pro forma condensed combined financial information. Refer to Note 6. Pro Forma Adjustments to Settle Pre-Existing Relationships for: (i) adjustments made to Core Scientific’s historical unaudited condensed consolidated balance sheet as of June 30, 2025, to eliminate balances related to pre-existing relationships, (ii) the adjustments made to CoreWeave and Core Scientific’s historical condensed consolidated statements of operations for the six months ended June 30, 2025 and the year ended December 31, 2024, to reflect the elimination of intercompany transactions, and (iii) the overall impact of the settlement of pre-existing relationships.
The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Merger.
Note 2. CoreWeave and Core Scientific Reclassification Adjustments
During the preparation of the unaudited pro forma condensed combined financial information, CoreWeave performed a preliminary analysis of Core Scientific’s historical financial information to identify differences in accounting policies and financial statement presentation as compared to those of CoreWeave. With the information currently available, CoreWeave has determined that there are certain accounting policy differences, and accordingly certain reclassifications and adjustments have been made to conform Core Scientific’s historical financial statements to the accounting policies and presentation used by CoreWeave in the preparation of the unaudited pro forma condensed combined financial information.

Following the closing of the Merger, CoreWeave will conduct a more detailed review of Core Scientific’s accounting policies to determine if differences in accounting policies require further reclassification or adjustment to Core Scientific’s historical financial statements. As a result, CoreWeave may identify additional differences between the accounting policies of CoreWeave and Core Scientific that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information presented herein.
The following accounting policy and reclassification adjustments were made to conform the presentation of Core Scientific’s historical unaudited condensed consolidated balance sheet as of June 30, 2025 to CoreWeave’s presentation:
(a)	Represents a reclassification from customer funding receivable and other current assets to accounts receivable, net and prepaid expenses and other current assets.
(b)	Represents a reclassification from other non-current assets to intangible assets, net.
(c)	Represents a reclassification from accrued expenses to accrued liabilities.
(d)	Represents a reclassification from other current liabilities to accrued liabilities, debt, current, operating lease liabilities, current, and finance lease liabilities, current.
(e)	Represents a reclassification from convertible and other notes payable, net of current portion to debt, non-current.
(f)	Represents a reclassification from warrant liabilities to derivative and warrant liabilities.
(g)	Represents a reclassification from other non-current liabilities to operating lease liabilities, non-current.
The following accounting policy and reclassification adjustments were made to conform the presentation of Core Scientific’s historical unaudited condensed consolidated statement of operations for the six months ended June 30, 2025 to CoreWeave’s presentation:
(h)	Represents a reclassification from digital asset self-mining revenue, digital asset hosted mining revenue from customers, and colocation revenue to revenue.
(i)	Represents a reclassification from cost of digital asset self-mining, cost of digital asset hosted mining services, and cost of colocation services to cost of revenue.
(j)	Represents a reclassification from losses on exchange or disposal of property, plant and equipment to cost of revenue and technology and infrastructure.
(k)	Represents a reclassification of depreciation expense from cost of revenue and general and administrative to technology and infrastructure.
(l)	Represents a reclassification from selling, general and administrative to technology and infrastructure, sales and marketing, and general and administrative.
(m)	Represents a reclassification from loss on debt extinguishment to other income (expense), net.
(n)	Represents a reclassification from change in fair value of warrants and contingent value rights to gain (loss) on fair value adjustments.
(o)	Represents a reclassification of interest and investment income from interest expense, net to other income (expense), net.
The following accounting policy and reclassification adjustments were made to conform the presentation of Core Scientific’s historical audited consolidated statement of operations for the year ended December 31, 2024 to CoreWeave’s presentation:
(p)	Represents a reclassification from digital asset self-mining revenue, digital asset hosted mining revenue from customers, and HPC hosting revenue to revenue.
(q)	Represents a reclassification from cost of digital asset self-mining, cost of digital asset hosted mining services, and cost of HPC hosting services to cost of revenue.
(r)	Represents an alignment of accounting policies that results in movement of the change in fair value related to energy derivatives from change in fair value of energy derivatives to cost of revenue.

(s)	Represents a reclassification from losses on exchange or disposal of property, plant and equipment to cost of revenue and technology and infrastructure.
(t)	Represents a reclassification of depreciation expense from cost of revenue and general and administrative to technology and infrastructure.
(u)	Represents a reclassification from research and development to technology and infrastructure.
(v)	Represents a reclassification from loss on debt extinguishment to other income (expense), net.
(w)	Represents a reclassification from change in fair value of warrants and contingent value rights to gain (loss) on fair value adjustments.
(x)	Represents a reclassification of interest income and investment income from interest expense, net to other income (expense), net.
Note 3. Preliminary Purchase Price Allocation
Preliminary Estimated Merger Consideration
The total preliminary estimated merger consideration is calculated as follows (in thousands, except exchange ratio and price per share):

Core Scientific common stock outstanding as of June 30, 2025	303,146
Exchange ratio	0.1235
Shares of CoreWeave Class A common stock to be issued to holders of Core Scientific common stock	37,439
Price per share of CoreWeave Class A common stock(1)	$120.47
Preliminary estimated fair value of CoreWeave Class A common stock to be issued to holders of Core Scientific common stock	$4,510,218
Preliminary estimated fair value of CoreWeave Class A common stock to be issued to holders of Core Scientific In the Money Options(2)	412
Preliminary estimated fair value of replacement equity awards attributable to pre-combination services(3)	106,372
Preliminary estimated fair value of assumed debt in excess of par value(4)	389,767
Settlement of pre-existing relationships(5)	(42,955)
Total preliminary estimated merger consideration	$4,963,814

(1)	Represents the closing price per share of CoreWeave Class A common stock as of September 15, 2025.
(2)
Represents the preliminary estimated fair value of approximately 3,418 shares of CoreWeave Class A common stock to be issued to holders of Core Scientific In the Money Options in connection with the Merger.

(3)
Represents the estimated fair value of certain Core Scientific RSU Awards and Core Scientific PSU Awards granted to employees attributable to pre-combination services which are expected to be replaced by CoreWeave Rollover RSU Awards, CoreWeave Rollover PSU Awards and shares of CoreWeave Class A common stock in connection with the Merger.

(4)
Represents the preliminary estimated fair value of convertible debt assumed by CoreWeave in excess of par value related to the Core Scientific 2029 Convertible Notes and the Core Scientific 2031 Convertible Notes in connection with the Merger, assuming that the conversion features embedded within are not bifurcated and recognized as a derivative liability consistent with Core Scientific’s historical unaudited condensed consolidated balance sheet as of June 30, 2025.

(5)
Represents amounts related to the effective settlement of pre-existing relationships between CoreWeave and Core Scientific as of June 30, 2025. Refer to Note 6. Pro Forma Adjustments to Settle Pre-Existing Relationships for further details on the pre-existing relationships and the amounts that are being settled as of the effective time of the Merger.

The final merger consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the price of CoreWeave’s Class A common stock up to the closing date of the Merger. A sensitivity analysis related to the fluctuation in the price of CoreWeave’s Class A common stock was performed to assess the impact of a hypothetical change of 30% on CoreWeave’s Class A common stock closing price on the preliminary estimated merger consideration. CoreWeave believes that a 30% fluctuation in the market price of Core Weave’s Class A common stock is reasonably possible based on historical volatility. An increase or decrease in the closing price of CoreWeave’s Class A common stock could potentially result in a change of goodwill as of the closing date.

The following table shows the total preliminary estimated merger consideration resulting from a change in CoreWeave’s Class A common stock price (in thousands, except price per share):

	Stock Price	Total Preliminary Estimated Merger Consideration
30% increase	$156.61	$6,349,005
30% decrease	$84.33	$3,575,308

Preliminary Purchase Price Allocation
The preliminary estimated merger consideration as shown in the table above is allocated to the identifiable tangible and intangible assets acquired and liabilities assumed of Core Scientific based on their preliminary estimated fair values. The fair value assessments are preliminary and are based on available information and certain assumptions, which CoreWeave believes are reasonable. Accordingly, the preliminary purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed.
The following table sets forth a preliminary allocation of the total preliminary estimated merger consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Core Scientific using Core Scientific’s historical unaudited condensed consolidated balance sheet as of June 30, 2025, adjusted for reclassifications and presentational alignment to that of CoreWeave’s historical financial information, and for the effective settlement of pre-existing relationships (in thousands):

As of June 30, 2025
Assets
Cash and cash equivalents	$581,345
Accounts receivable, net	532
Digital assets	172,772
Prepaid expenses and other current assets	18,061
Property and equipment, net	1,927,603
Intangible assets, net	45,000
Operating lease right-of-use assets	142,667
Other non-current assets	28,959
Total assets, excluding goodwill	$2,916,939
Liabilities
Accounts payable	$215,055
Accrued liabilities	183,988
Debt, current	1,550
Deferred revenue, current	1,049
Operating lease liabilities, current	10,438
Finance lease liabilities, current	547
Other current liabilities	1,017
Debt, non-current	1,085,000
Derivative and warrant liabilities	1,224,135
Operating lease liabilities, non-current	92,229
Other non-current liabilities	2,351
Total liabilities	$2,817,359
Net assets acquired (a)	$99,580
Preliminary estimated merger consideration (b)	$4,963,814
Estimated goodwill (b) – (a)	$4,864,234

The preliminary purchase price allocation does not include acquired deferred tax balances as the deferred tax asset is offset by a valuation allowance. This determination is preliminary and subject to change based upon the final determination of the fair value of identified assets and liabilities.
Preliminary goodwill is calculated as the excess of the total preliminary estimated merger consideration over the estimated fair value of the underlying net assets to be acquired. The goodwill arising from the Merger is primarily attributable to the expected operational synergies between CoreWeave and Core Scientific that allows CoreWeave to verticalize its data center footprint, thereby supporting sustained revenue growth and enhanced profitability. The final calculation of goodwill could differ materially from the preliminary amounts presented in these unaudited pro forma condensed combined financial statements due to several factors including, but not limited to, fluctuations in the price of CoreWeave’s Class A common stock and the changes in the estimated fair value of assets acquired and liabilities assumed.
Note 4. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed combined balance sheet as of June 30, 2025, as follows:
Financing Transaction Accounting Adjustments
(a)
Represents the issuance of the 2031 Senior Notes, which were initially issued in July 2025, for an aggregate principal amount of $1.8 billion, less $26 million of debt discounts and issuance costs. The net proceeds from the 2031 Senior Notes will be used for general corporate purposes. The unaudited pro forma condensed combined balance sheet does not include a pro forma adjustment related to the issuance of the 2030 Senior Notes, as the 2030 Senior Notes are already reflected within CoreWeave’s historical condensed consolidated balance sheet as of June 30, 2025.

Acquisition Transaction Accounting Adjustments
(b)
Represents an adjustment of $1.1 billion to increase the carrying amounts of Core Scientific’s property and equipment from their recorded net book values to their preliminary estimated fair values. This adjustment relates to land and power purchase agreements. The power purchase agreements are considered to be a component of the related data centers and the estimated useful lives are similar to that of the related data centers. As land is not a depreciable asset, and power purchase agreements relate to data centers under construction and not depreciated until the associated data centers are placed in service, no additional depreciation expense is recorded in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, related to this adjustment. The acquired property and equipment consist of the following with preliminary fair value estimates (in thousands):

	Estimated Useful Life	Preliminary Fair Value
Land and improvements	20 years(1)	$44,481
Building and improvements	10 to 39 years	206,963
Mining and network equipment	3 to 5 years	62,322
Electrical equipment	15 years	54,996
Other property, plant and equipment	5 to 7 years	1,336
Construction in progress(2)		1,557,505
Total fair value of Core Scientific’s property and equipment		1,927,603
Less: Core Scientific’s historical property and equipment, net		(828,603)
Pro forma adjustments to property and equipment, net		$1,099,000

(1)	Estimated useful life of improvements. Land is not depreciated.
(2)	Includes $1.1 billion of power purchase agreements.
(c)
Represents an adjustment of $34 million, comprising a $40 million increase to recognize the favorable terms of the leases, partially offset by a $6 million decrease to remeasure acquired right-of-use assets and lease liabilities in accordance with ASC 842, with the right-of-use asset adjusted to equal the lease liability.

(d)
Represents an adjustment of $44 million to record intangible assets acquired from Core Scientific at their estimated fair value of $45 million in connection with the Merger, offset by the elimination of $1 million in historical intangible asset book values. Intangible assets acquired from Core Scientific relate to developed technologies and have an estimated useful life of three years.

(e)
Represents the recognition of the preliminary goodwill associated with the Merger, net of adjustment to preliminary goodwill for settlement of pre-existing relationships. Goodwill represents the total preliminary estimated merger consideration in excess of the fair value of the underlying net assets.

(f)
Represents an adjustment of $46 million to record estimated acquisition-related costs expected to be incurred by CoreWeave as an increase to accrued liabilities and a corresponding increase to accumulated deficit. These costs are non-recurring and are not expected to have a continuing impact on the combined company’s operating results in future periods.

(g)
Represents an adjustment of $27 million to debt, non-current to reflect the removal of historical unamortized debt issuance costs associated with the borrowings of the 2031 Convertible Senior Notes and the 2029 Convertible Senior Notes.

(h)
Represents an adjustment of $93 million to record the estimated fair value of the New Tranche 1 Warrants and New Tranche 2 Warrants to be issued to Core Scientific warrant holders in connection with the Merger.

(i)	The following table summarizes the transaction accounting adjustments impacting the equity balances of Core Scientific, as well as new equity issued as consideration for the Merger (in thousands):

	Adjustments to CoreWeave Equity(1)	Adjustments to Core Scientific Equity(2)	Acquisition- related Costs(3)	Total Transaction Accounting Adjustments
Class A common stock	$—	$—	$—	$—
Common stock	—	(3)	—	(3)
Additional paid-in capital	5,006,769	(3,026,645)	—	1,980,124
Accumulated deficit	(42,955)	4,091,324	(45,559)	4,002,810
Pro forma net adjustment to equity	$4,963,814	$1,064,676	$(45,559)	$5,982,931

(1)
Adjustments to CoreWeave Equity: Represents the total preliminary estimated merger consideration of $5.0 billion, consisting of (i) issuance of approximately 37 million shares of CoreWeave Class A common stock with an estimated fair value of $4.5 billion, (ii) settlement of Core Scientific In the Money Options, (iii) conversion of Core Scientific RSU Awards and Core Scientific PSU Awards granted to employees attributable to pre-combination services that are being replaced by CoreWeave Rollover RSU Awards, CoreWeave Rollover PSU Awards and shares of CoreWeave class A common stock with an estimated fair value of $106 million, (iv) estimated fair value of $390 million in convertible debt assumed in excess of par value related to the Core Scientific 2029 Convertible Notes and the Core Scientific 2031 Convertible Notes, and (v) settlement of pre-existing relationships between CoreWeave and Core Scientific of $(43) million. Refer to Note 6. Pro Forma Adjustments to Settle Pre-Existing Relationships for further details.

(2)	Adjustments to Core Scientific Equity: Represents the elimination of Core Scientific’s historical equity balances as of June 30, 2025.
(3)	Acquisition-related Costs: Represents $46 million of estimated acquisition-related costs expected to be incurred by CoreWeave in connection with the Merger.

Note 5. Pro Forma Adjustments to the Unaudited Condensed Combined Statements of Operations
Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, as follows:
Financing Transaction Accounting Adjustments
(a)
Represents an adjustment to record $158 million and $352 million of interest expense for the six months ended June 30, 2025, and for the year ended December 31, 2024, respectively, associated with the borrowings of the 2031 Senior Notes and the 2030 Senior Notes. The incremental interest expense has been calculated as follows (in thousands):

	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Interest expense on 2031 Senior Notes	$80,402	$160,584
Interest expense on 2030 Senior Notes	95,700	190,953
Subtotal	176,102	351,537
Less: Historical interest expense on 2030 Senior Notes	(18,540)	—
Pro forma adjustment to interest expense, net	$157,562	$351,537

Acquisition Transaction Accounting Adjustments
(b)
Represents the adjustments of $5 million and $169 million to record incremental stock-based compensation expense for the six months ended June 30, 2025, and the year ended December 31, 2024, respectively, to reflect the post-combination portion of the Core Scientific equity awards which are expected to be replaced by CoreWeave equity awards. The value for the replacement awards is based on the CoreWeave Class A common stock price as of September 15, 2025. The breakdown of the adjustment is as follows (in thousands):

	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Cost of revenue	$305	$25,818
Technology and infrastructure	248	9,126
Sales and marketing	389	18,985
General and administrative	4,362	114,696
Pro forma adjustment to stock-based compensation expense	$5,304	$168,625

(c)
Represents an adjustment of $4 million and $7 million to record amortization expense for favorable contractual lease terms when compared to the market for the six months ended June 30, 2025, and for the year ended December 31, 2024, respectively.

(d)
Represents an adjustment of $7 million and $14 million to reflect amortization expense for the six months ended June 30, 2025, and for the year ended December 31, 2024, respectively, for the estimated fair value of acquired intangible assets on a straight-line basis over their estimated useful lives.

(e)
Represents an adjustment of $46 million to record estimated acquisition-related costs expected to be incurred by CoreWeave in connection with the Merger for the year ended December 31, 2024. These costs are non-recurring and are not expected to have a continuing impact on the combined company’s operating results in future periods.

(f)
Represents an adjustment of $3 million and $1 million to eliminate Core Scientific’s historical amortization of deferred financing costs for the six months ended June 30, 2025, and for the year ended December 31, 2024, respectively.

(g)
Represents the estimated income tax impact of adjustments to the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024. A federal statutory rate of 21% and 21% for the six months ended June 30, 2025, and for the year ended

December 31, 2024, respectively, has been assumed for the pro forma adjustments. The federal statutory rate is not necessarily indicative of the effective tax rate of the combined company. Further, as preliminary assessments are ongoing, no adjustments have been recorded related to tax deduction limitations for acquisition-related costs.
(h)
The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the weighted average basic and diluted shares of CoreWeave. The following table summarizes the computation of the unaudited pro forma basic and diluted loss per share (in thousands, except per share data):

	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
Numerator:
Pro forma combined net loss	$(1,096,284)	$(2,613,697)
Dividends and accretion on Series C redeemable convertible preferred stock	(28,722)	(74,317)
Net loss attributable to CoreWeave common stockholders, basic	$(1,125,006)	$(2,688,014)
Change in fair value of common stock warrants	(26,845)	—
Net loss attributable to CoreWeave common stockholders, diluted	$(1,151,851)	$(2,688,014)
Denominator:
Historical CoreWeave weighted-average shares used in computing net loss attributable to common stockholders, basic	366,765	217,854
Shares of CoreWeave common stock to be issued(1)	38,822	38,822
Pro forma weighted-average shares used in computing net loss attributable to common stockholders, basic	405,587	256,676
Effect of dilutive securities:
Common stock warrants	1,842	—
Pro forma weighted-average shares used in computing net loss attributable to common stockholders, diluted	407,429	256,676
Pro forma net loss per share attributable to common stockholders, basic	$(2.77)	$(10.47)
Pro forma net loss per share attributable to common stockholders, diluted	$(2.83)	$(10.47)

(1)
As the Transactions are being reflected as if they had been consummated at the beginning of the periods presented, the calculation of weighted average basic and diluted shares outstanding assumes the shares issuable in connection with the Merger have been outstanding for the entire periods presented.

(2)
For the six months ended June 30, 2025, and for the year ended December 31, 2024, the dilutive effects of the combined company’s convertible notes, certain warrants, stock options, RSAs, RSUs, and PSUs were excluded from the calculation of pro forma net loss per share attributable to common stockholders, diluted because including them would have been anti-dilutive.

Note 6. Pro Forma Adjustments to Settle Pre-Existing Relationships
As discussed in Note 1. Description of the Transactions and Basis of Presentation, as of the date hereof and prior to the consummation of the contemplated Transactions, CoreWeave and Core Scientific have pre-existing relationships primarily related to HPC colocation agreements. Core Scientific’s historical financial statements include certain historical balances related to pre-existing relationships with CoreWeave. As all historical pre-existing relationships between CoreWeave and Core Scientific will be considered effectively settled and the related transactions and balances will become intercompany transactions, balances related to pre-existing relationships were identified and eliminated from the historical CoreWeave and Core Scientific financial statements.

Adjustments to Core Scientific’s Historical Condensed Consolidated Balance Sheet as of June 30, 2025
Core Scientific’s historical balance sheet includes balances that will be effectively settled as a part of the Merger. These amounts were eliminated as they will not be part of the identified assets acquired or liabilities assumed by CoreWeave. Presented below are the adjustments made to Core Scientific’s balance sheet as of June 30, 2025, as reclassified in Note 2. CoreWeave and Core Scientific Reclassification Adjustments, reflecting the elimination of pre-existing relationship balances (in thousands):

	Core Scientific Historical, Reclassified	Adjustments to Eliminate Balances from Pre-Existing Relationships	Notes	Core Scientific, as Adjusted
Assets
Cash and cash equivalents	$581,345	$—		$581,345
Accounts receivable, net	1,910	(1,378)	6(a)	532
Digital assets	172,772	—		172,772
Prepaid expenses and other current assets	248,733	(230,672)	6(b)	18,061
Property and equipment, net	828,603	—		828,603
Operating lease right-of-use assets	108,584	—		108,584
Intangible assets, net	1,326	—		1,326
Other non-current assets	34,779	(5,820)	6(c)	28,959
Total assets, excluding goodwill	$1,978,052	$(237,870)		$1,740,182
Liabilities
Accounts payable	$215,055	$—		$215,055
Accrued liabilities	183,988	—		183,988
Debt, current	1,550	—		1,550
Deferred revenue, current	150,127	(149,078)	6(d)	1,049
Operating lease liabilities, current	10,438	—		10,438
Finance lease liabilities, current	547	—		547
Other current liabilities	1,017	—		1,017
Debt, non-current	1,057,696	—		1,057,696
Operating lease liabilities, non-current	92,229	—		92,229
Other non-current liabilities	13,391	(11,040)	6(e)	2,351
Total liabilities	$1,726,038	$(160,118)		$1,565,920
Net assets acquired	$252,014	$(77,752)	6(f)	$174,262

(a)	Represents elimination of accounts receivable from CoreWeave.
(b)	Represents elimination of certain customer funding receivables from CoreWeave for construction related payables and accrued expenses incurred on CoreWeave’s behalf.
(c)	Represents elimination of lease receivable related to the Austin Lease.
(d)	Represents elimination of prepayments received from CoreWeave in connection with the CoreWeave Colocation Agreements.
(e)	Represents elimination of refundable security deposits received from CoreWeave.
(f)	Reflects net assets eliminated from pre-existing relationships with a corresponding impact to preliminary goodwill.

Adjustments to CoreWeave and Core Scientific’s Historical Condensed Consolidated Statements of Operations
Presented below are the adjustments to eliminate intercompany transactions on the historical condensed consolidated statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, related to the pre-existing relationship balances between CoreWeave and Core Scientific (in thousands):

	For the Six Month Ended June 30, 2025		Notes	For the Year Ended December 31, 2024		Notes
	CoreWeave	Core Scientific		CoreWeave	Core Scientific
Revenue	$—	$(19,133)	6(g)	$—	$(24,378)	6(g)
Cost of revenue	$(19,133)	$—	6(h)	$(24,378)	$—	6(h)

(g)	Represents elimination of revenues recognized by Core Scientific for the six months ended June 30, 2025, and for the year ended December 31, 2024, related to the Austin Lease.
(h)
Represents elimination of lease expense, included in cost of revenue, recognized by CoreWeave for the six months ended June 30, 2025, and for the year ended December 31, 2024, related to the Austin Lease.

Settlement of Pre-Existing Relationships Adjustments
Additionally, in accordance with ASC 805, CoreWeave would recognize a gain or loss, measured as the lower of the amount by which the contract is favorable or unfavorable from the perspective of CoreWeave or the amount of stated settlement provisions, offset by any previously recognized amounts on the balance sheet. The arrangements between CoreWeave and Core Scientific did not include any stated settlement provisions. Presented below is the net gain (loss) that would be recognized related to settlement of pre-existing relationships (in thousands):

	Estimated Settlement	Notes	CoreWeave’s Previously Recognized Net Assets (Liabilities)	Net Gain (Loss)
Austin Lease	$28,977	6(i)	$(5,820)	$34,797
CoreWeave Colocation Agreements	149,078	6(j)	149,078	—
Other Agreements	(221,010)	6(k)	(221,010)	—
Total	$(42,955)		$(77,752)	$34,797

CoreWeave previously recognized amounts related to the pre-existing relationships with Core Scientific. Presented below are adjustments to eliminate the previously recognized amounts from the respective financial statement line items on CoreWeave’s historical balance sheet as of June 30, 2025 (in thousands):

	Austin Lease	Notes	CoreWeave Colocation Agreements	Notes	Other Agreements	Notes	Total
Prepaid expenses and other current assets	$1,953	6(i)	$—		$—		$1,953
Operating lease right-of-use assets	96,640	6(i)	—		—		96,640
Other non-current assets	—		149,078	6(j)	11,040	6(k)	160,118
Total assets	$98,593		$149,078		$11,040		$258,711
Accounts payable	1	6(i)	—		84,956	6(k)	84,957
Accrued liabilities	—		—		147,094	6(k)	147,094
Operating lease liabilities, current	11,754	6(i)	—		—		11,754
Operating lease liabilities, non-current	92,658	6(i)	—		—		92,658
Total liabilities	$104,413		$—		$232,050		$336,463
Net assets (liabilities)	$(5,820)		$149,078		$(221,010)		$(77,752)
(i)
The Austin Lease has no stated settlement terms and the contract is not cancelable. The estimated amount relates to preliminary valuations for which the contract is favorable from the perspective of CoreWeave based on market terms.

(j)
The CoreWeave Colocation Agreements have no stated settlement terms, and are not cancelable. The CoreWeave Colocation Agreements were assessed to be at-market based on preliminary valuation performed comparing the contract terms and market terms, and the estimated settlement amounts were determined to be materially consistent with previously recorded amounts. The preliminary valuation performed is based on available information and certain assumptions including market data as of the valuation date. Accordingly, the estimated settlement amount is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed.

(k)
The Other Agreements between CoreWeave and Core Scientific include certain customer funding agreements whereby Core Scientific incurred certain construction-related payables and accrued expenses on CoreWeave’s behalf and refundable security deposits related to the Austin Lease. The agreements were assessed to be at-market and the estimated settlement amounts were determined to be materially consistent with the previously recorded amounts.

COREWEAVE’S CONSOLIDATED FINANCIAL STATEMENTS
CoreWeave’s condensed consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 and CoreWeave’s consolidated financial statements as of and for the fiscal years ended December 31, 2024, 2023 and 2022 are included as Annex D and Annex E, respectively, to this proxy statement/prospectus.

DESCRIPTION OF COREWEAVE CAPITAL STOCK,
NEW TRANCHE 1 WARRANTS AND NEW TRANCHE 2 WARRANTS
The following description summarizes the most important terms of CoreWeave’s capital stock and the New Tranche 1 Warrants and New Tranche 2 Warrants. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, our amended and restated bylaws, and our Rights Agreement, which are included as exhibits to this proxy statement/prospectus, and to the applicable provisions of Delaware law. Unless otherwise specified or the context otherwise requires, all references to “CoreWeave,” “we,” “our,” “us” and “our company” in this Section refer to CoreWeave, Inc. and its subsidiaries.
General
Our authorized capital stock consists of (a) 3,400,000,000 shares of common stock, $0.000005 par value per share, of which (i) 3,000,000,000 shares are designated as Class A common stock, $0.000005 par value per share, (ii) 200,000,000 shares are designated as Class B common stock, $0.000005 par value per share, and (iii) 200,000,000 shares are designated as Class C common stock, $0.000005 par value per share, and (b) 100,000,000 shares of undesignated preferred stock, $0.000005 par value per share.
As of June 30, 2025, there were outstanding:
•	369,948,755 shares of our Class A common stock, held by 633 stockholders of record;
•	118,102,040 shares of our Class B common stock, held by 22 stockholders of record;
•	no shares of our Class C common stock;
•	no shares of preferred stock;
•
31,596,164 shares of our Class A common stock issuable upon the exercise of stock options, with a weighted-average exercise price of $1.14 per share, of which 9,109,000 shares will be exchangeable for an equal number of shares of our Class B common stock at the election of our Co-Founders upon exercise;

•	25,685,664 shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding;
•
12,144,668 shares of our Class A common stock issuable upon the exercise of warrants to purchase shares of our Class A common stock, of which 7,807,282 had an exercise price of $0.0005 per share and 4,337,386 had an exercise price equal to the Regular Warrants Exercise Price; and

•	1,460,477 shares of our Class A common stock issuable upon the vesting of unvested RSA.
We have no current plans to issue any shares of our Class C common stock. Our board of directors is authorized, without stockholder approval except as required by the rules of Nasdaq, to issue additional shares of our capital stock.
Common Stock
We have three series of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of holders of shares of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion rights.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of our Class A common stock, Class B common stock, and Class C common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not have current plans to pay any dividends on our capital stock in the foreseeable future. Additionally, our ability to pay dividends or make distributions is currently restricted by the terms of our Credit Facilities and may be further restricted by any further indebtedness we incur.

Any future determination to declare dividends will be made at the discretion of our board of directors and will depend, among other things, on our financial condition, operating results, capital requirements, general business conditions, restrictions in our debt instruments, and other factors that our board of directors may deem relevant.
Voting Rights
Holders of shares of our Class A common stock are entitled to one vote for each share of our Class A common stock held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to ten votes for each share of our Class B common stock held on all matters submitted to a vote of stockholders, and holders of our Class C common stock are entitled to no votes for each share of our Class C common stock held on all matters submitted to a vote of stockholders, except as otherwise required by law.
Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law. Delaware law could require holders of our Class A common stock, Class B common stock, or Class C common stock to vote separately as a single class if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely.
In addition, our amended and restated certificate of incorporation provides that a separate vote of the holders of our Class B common stock is required in connection with any amendment to our amended and restated certificate of incorporation that would alter the rights of the Class B common stock, reclassify any shares of our Class A common stock into shares senior to the Class B common stock, or authorize the issuance of any shares of capital stock with voting rights greater than one vote per share (other than the Class B common stock). We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.
No Preemptive or Similar Rights
Our Class A common stock, Class B common stock, and Class C common stock are not entitled to preemptive rights and are not subject to redemption (except for the put-right described below under the section titled “—Series C Preferred Stock Put Right”) or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock, Class B common stock, and Class C common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Class B Common Stock. Each outstanding share of our Class B common stock held by a Co-Founder or certain permitted affiliates (collectively, the “Applicable Holders”) is convertible at any time at the option of the applicable Co-Founder into one share of our Class A common stock. In addition, each share of our Class B common stock held by an Applicable Holder will convert automatically into one share of our Class A common stock (i) upon any transfer, whether or not for value, except for certain permitted transfers described in our amended and restated certificate of incorporation, including transfers to spouses, trusts for which the stockholder or their spouse serves as trustee, and partnerships, corporations, and other entities exclusively owned by the Co-Founder or their spouse; (ii) upon the date fixed by the board of directors, which date will be no more than 61 days following the first date on which the applicable Co-Founder and his permitted affiliates hold less than 50% of the aggregate outstanding shares of our Class A common stock and Class B common stock (including shares underlying outstanding options or other convertible securities) held at the time of pricing of the IPO; (iii) upon the date fixed by the board of directors following the first date the applicable Co-Founder is no longer providing services that occupy substantially all of his working time and business efforts to us as an officer, employee, or consultant, as determined by the board of directors (other than as a result of termination of such Co-Founder’s employment without cause) (a “Service Termination”), which date will be no more than 61 days following such Service Termination; (iv) upon the date the applicable Co-Founder’s employment is terminated for cause; and (v) upon the date fixed by the board of directors after the death or disability of the applicable Co-Founder, which date will be no more than 61 days following such Service Termination. Once converted or transferred and converted into our Class A common stock, the Class B common stock will not be reissued.

All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the earlier of (x) a date that is fixed by our board of directors that is no more than 61 days following the seventh anniversary of our IPO, (y) the date specified by the affirmative vote of two-thirds of the outstanding voting power of the Class B common stock, or (z) no more than 61 days following Michael Intrator’s Service Termination. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into our Class A common stock, the Class B common stock may not be reissued.
Class C Common Stock. All of the outstanding shares of our Class C common stock will automatically convert into shares of our Class A common stock following both (a) the earliest of (i) the conversion or exchange of all then-outstanding shares of our Class B common stock into or for shares of our Class A common stock, (ii) the Class B Automatic Conversion, and (iii) the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock and upon (b) the date and time or occurrence of an event specified by the vote of the holders of a majority of the then-outstanding shares of Class A common stock. We have no current plans to issue any Class C common stock.
Class C Common Stock
Our authorized but unissued shares of Class C common stock are available for issuance with the approval of our board of directors without stockholder approval, except as may be required by the rules of Nasdaq. We have no current plans to issue any shares of our Class C common stock. However, we may in the future issue shares of our Class C common stock for a variety of corporate purposes, including financings, acquisitions, investments, and equity incentives to our employees, consultants, and directors. Our Class C common stock provides us with the flexibility to do so without diluting the existing voting power of the outstanding shares of our Class A and Class B common stock. Because our Class C common stock carries no voting rights (except as otherwise required by law) and is not listed for trading on an exchange or registered for sale with the SEC, shares of our Class C common stock may be less liquid and less attractive to any future recipients of these shares than shares of our Class A common stock, although we may seek to list shares of our Class C common stock for trading and register shares of our Class C common stock for sale in the future. In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue shares of our Class C common stock in the future, the holders of our Class B common stock may be able to hold significant voting control and determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued shares of our Class A common stock rather than shares of our Class C common stock in such transactions. In addition, if we issue shares of our Class C common stock in the future, such issuances would have a dilutive effect on the economic interests of our Class A and Class B common stock.
Preferred Stock
No shares of our convertible preferred stock are outstanding.
Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the vote of the holders of our capital stock entitled to vote thereon, without a separate vote of the holders of the preferred stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock, Class B common stock, and Class C common stock. We have no current plan to issue any shares of preferred stock.

Options
As of June 30, 2025, we had outstanding stock options to purchase an aggregate of 0 shares of our Class A common stock under our 2025 Plan and 44,105,000 shares of our Class A common stock under our 2019 Plan, with a weighted-average exercise price of $1.74 per share. Pursuant to the equity exchange agreement between us and each of its co-founders, each co-founder has the right to exchange any shares of Class A common stock received upon the exercise of certain option awards granted prior to September 2024 and held by such co-founder into an equal number of shares of Class B common stock.
RSUs
As of June 30, 2025, we had outstanding RSUs that may be settled for an aggregate of 25,686,000 shares of our Class A common stock under our 2019 Plan and our 2025 Plan.
Warrants
Existing CoreWeave Warrants
As of June 30, 2025, we had outstanding warrants to purchase 12,144,668 shares of our Class A common stock, of which 7,807,282 had an exercise price of $0.0005 per share and 4,337,386 had an exercise price equal to the Regular Warrants Exercise Price.
New Warrants
At the effective time, each Tranche 1 Warrant and Tranche 2 Warrant issued by Core Scientific will be automatically redeemed, with the holder thereof entitled to receive a New Tranche 1 Warrant or a Converted Tranche 2 Warrant that converts into a New Tranche 2 Warrant of CoreWeave, respectively, with substantially the same terms and conditions as applied to the Tranche 1 Warrants immediately prior to the effective time; however, (i) the New Tranche 1 Warrant will cover a number of shares of CoreWeave common stock equal to the product of the number of shares of Core Scientific common stock subject to the Tranche 1 Warrant and the exchange ratio and will have an exercise price per share equal to the amount obtained by dividing the per share exercise price of the Tranche 1 Warrant by the exchange ratio, and (ii) the New Tranche 2 Warrant will cover a number of shares of CoreWeave common stock equal to the product of the number of shares of Core Scientific common stock subject to the Converted Tranche 2 Warrant and the exchange ratio and will have an exercise price per share equal to the amount obtained by dividing $7.50 by the exchange ratio. As a result, assuming no events occur requiring any adjustment to the number of shares underlying each Tranche 1 Warrant or Tranche 2 Warrant or the exercise price therefor prior to the Merger, each New Tranche 1 Warrant will cover 0.1235 shares of CoreWeave common stock at an exercise price of $55.141700 per share, and each New Tranche 2 Warrant will cover 0.1235 shares of CoreWeave common stock at an exercise price of $60.728745 per share. Each New Tranche 1 Warrant and New Tranche 2 Warrant will be subject to cashless exercise only, as described below under “—Core Scientific Warrant Agreement.”
As of June 30, 2025, Core Scientific had (i) outstanding Tranche 1 Warrants exercisable for up to 97.5 million shares of common stock at an exercise price of $6.81 per share; and (ii) outstanding Tranche 2 Warrants exercisable for up to 15.1 million shares of common stock at an exercise price of $0.01 per share. Based on the number of Core Scientific warrants outstanding as of June 30, 2025, and assuming no events occur requiring any adjustment to the number of shares underlying each Tranche 1 Warrant or Tranche 2 Warrant or the exercise price therefor prior to the Merger, the New Tranche 1 Warrants will be exercisable for up to 12.0 million shares of CoreWeave common stock at an exercise price of $55.141700 per share, and the New Tranche 2 Warrants will be exercisable for up to 1.9 million shares of CoreWeave common stock at an exercise price of $60.728745 per share, in each case, prior to giving effect to any effective reduction in share issuance that the cashless exercise mechanism described below may have.
Core Scientific Warrant Agreement
On January 23, 2024, after Core Scientific’s emergence from bankruptcy, Core Scientific entered into the Warrant Agreement providing for the issuance of 98,313,313 warrants, each exercisable for one share of Core Scientific common stock at an exercise price of $6.81 per share (i.e., the “Tranche 1 Warrants”) and (ii) an aggregate of 81,927,898 warrants, each exercisable for one share of Core Scientific common stock at an exercise price of

$0.01 per share (i.e., the “Tranche 2 Warrants” and, together with the Tranche 1 Warrants, the “Warrants”). Upon Core Scientific’s emergence from bankruptcy, holders of Core Scientific’s previous common stock received, for each share of Core Scientific’s previous stock held, 0.253244 Tranche 1 Warrants and 0.211037 Tranche 2 Warrants.
Each whole Tranche 1 Warrant entitles the registered holder to purchase one whole share of Core Scientific common stock at an exercise price of $6.81 per share (the “Tranche 1 Exercise Price”). Each whole Tranche 2 Warrant entitles the registered holder to purchase one whole share of Core Scientific common stock at an exercise price of $0.01 per share at any time following the time the volume weighted average price per share of Core Scientific common stock equals or exceeds $8.72 per share on each trading day for 20 consecutive trading days (the “Triggering Event”), which event occurred on July 11, 2024. The Tranche 1 and Tranche 2 Exercise Prices are subject to adjustment for specific events as set forth in the Warrant Agreement.
The Tranche 1 Warrants are exercisable at any time until 5:00 p.m., New York City time, on January 23, 2027 (or, if such day is not a business day, the next subsequent business day), and the Tranche 2 Warrants are exercisable at any time until 5:00 p.m., New York City time, on January 23, 2029 (or, if such day is not a business day, the next subsequent business day), each at 5:00 p.m., New York City time, or earlier upon the occurrence of certain events as set forth in the Warrant Agreement. The Warrant Agreement provides that the Warrant Agreement, with respect to the Tranche 1 Warrants or Tranche 2 Warrants, may be amended with the prior written consent of holders holding a majority of the shares then issuable upon exercise of the Tranche 1 Warrants or Tranche 2 Warrants then outstanding, as applicable; provided, however, that any amendment or supplement to the Warrant Agreement that would reasonably be expected to materially and adversely affect any right of a holder of Warrants shall require the written consent of such holder. In addition, the consent of each holder of Warrants affected shall be required for any amendment pursuant to which the applicable exercise price would be increased, the number of shares issuable upon exercise of Warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement) or the applicable expiration date would be revised to an earlier date; provided, however, that Core Scientific and the warrant agent may amend the Warrant Agreement without the consent of holders of Warrants to (i) to cure any ambiguity; (ii) correct any defective provision; or (iii) make any other provisions with respect to matters or questions arising under the Warrant Agreement as long as the new provisions do not adversely affect (other than a de minimis adverse effect) the interest of holders of Warrants.
The Warrants may be exercised upon prior written notice of such election, payment of the applicable exercise price (subject, in the case of the Tranche 2 Warrant, to a holder’s right to elect cashless exercise), together with any applicable taxes and governmental charges, and, with respect to Warrants held through the book-entry facilities of the Depository (as defined in the Warrant Agreement), book-entry transfer of such Warrants to the warrant agent on or prior to the settlement date.
The Tranche 2 Warrants may be exercised on a cashless basis, pursuant to which the holder shall be entitled to receive a number of shares of Core Scientific common stock equal to the total number of shares of Core Scientific common stock underlying the Tranche 2 Warrants being exercised multiplied by a fraction equal to (x) the current market price (as of the business day immediately preceding the date on which the exercise notice was delivered) of one share of Core Scientific common stock, minus the applicable exercise price, divided by (y) such current market price.
Notwithstanding anything to the contrary in the preceding two paragraphs, both the New Tranche 1 Warrants and New Tranche 2 Warrants when issued will be exercisable only on a cashless basis, pursuant to which the holder will be entitled to receive a number of shares of CoreWeave common stock equal to the total number of shares of CoreWeave common stock underlying the warrants being exercised multiplied by a fraction equal to (x) the current market price (as of the business day immediately preceding the date on which the exercise notice was delivered) of one share of CoreWeave common stock, minus the applicable exercise price, divided by (y) such current market price.
Holders of Warrants do not have the rights or privileges of holders of Core Scientific common stock or any voting rights on account of such Warrants until they exercise their Warrants. Upon exercise of the Warrants, the holder thereof will be entitled to the same rights as holders of Core Scientific common stock with respect to the shares issuable upon such exercise.
Pursuant to the Warrant Agreement, if, upon exercise, a holder would be entitled to receive a fractional interest in a share, such fractional interest will be rounded to the next higher whole number of the number of shares of Core

Scientific common stock to be issued to the holder. If more than one Tranche 1 Warrant or Tranche 2 Warrant is presented for exercise in full at the same time by the same holder, the number of full shares issuable upon the exercise thereof will be computed on the basis of the aggregate number of shares purchasable on exercise of the warrants so presented.
Effective January 24, 2024, the Tranche 1 Warrants and Tranche 2 Warrants began trading on the Nasdaq Global Select Market under the symbols “CORZW” and “CORZZ,” respectively.
During the year ended December 31, 2024, 0.6 million Tranche 1 Warrants were exercised, which resulted in cash receipts of $4.4 million.
The Tranche 2 Warrants became exercisable as of the close of trading on July 11, 2024, when the daily volume weighted average trading price of Core Scientific common stock exceeded $8.72 per share for the 20th consecutive trading day pursuant to the Warrant Agreement. During the year ended December 31, 2024, 60.9 million Tranche 2 Warrants were exercised, which resulted in cash receipts of $0.6 million.
Registration Rights
Rights Agreement
Certain holders of shares of our Class A common stock and Class B common stock or their permitted transferees are entitled to rights with respect to the registration of their shares under the Securities Act. These rights are provided under the terms of our Rights Agreement, which was entered into in connection with our convertible preferred stock financings prior to the IPO, and include demand registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to our Rights Agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any holder will be borne by the holders of the shares being registered, provided, however, that we will pay the reasonable fees and disbursements of one counsel to any selling holders not to exceed $50,000.
The registration rights terminate (i) four years following the completion of our IPO or (ii) with respect to any particular stockholder, at the time that such stockholder can sell all of its registrable securities (as defined in our Rights Agreement) without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 of the Securities Act or any successor rule thereto.
Demand Registration Rights
Holders of 375,927,734 shares of our Class A common stock will be entitled to demand registration rights at any time after September 23, 2025. Under the terms of our Rights Agreement, we will be required, upon the request of holders representing a majority of the then-outstanding shares that are entitled to registration rights under our Rights Agreement, to file a registration statement on Form S-1 to register, as soon as practicable and in any event within 60 days of the date of the request, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $10 million, net of selling expenses. We are required to effect only two registrations pursuant to this provision of the Rights Agreement. We may postpone the filing of a registration statement no more than once during any 12-month period for a period of not more than 90 days if our board of directors determines in good faith that the filing would be materially detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in our Rights Agreement.
Form S-3 Registration Rights
Holders of 375,927,734 shares of our Class A common stock are entitled to Form S-3 registration rights at any time when we are eligible to use Form S-3. The holders representing at least 20% of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $4 million. The holders may only require us to effect at most two registration statements on Form S-3 in any 12-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any 12-month period for a period of not more than 90 days if our board of directors determines that the filing would be materially detrimental to us.

Piggyback Registration Rights
If we register any of our securities for public sale for cash, holders of 375,927,734 shares of our Class A common stock having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced (i) unless all other securities (other than securities to be sold by us) are first excluded from the offering or (ii) below 30% of the total shares covered by the registration statement, other than in the IPO.
Magnetar Amended and Restated Registration Rights Agreement
Pursuant to the Magnetar Registration Rights Agreement, the Magnetar RRA Parties will be entitled to rights with respect to the registration of the Magnetar Registrable Securities under the Securities Act. The registration rights will terminate five years following the completion of our IPO.
Each of the Magnetar RRA Parties is subject to a lock-up agreement with the underwriters pursuant to which it has agreed, among other things, that without the prior written consent of Morgan Stanley, it will not make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock during the Lock-up Period.
Shelf Takedown Rights
At any time and from time to time after the effective date of any shelf registration statement, the Magnetar RRA Parties may request to sell in an underwritten offering that is registered pursuant to the shelf registration statement all or a portion of the Magnetar Registrable Securities having an aggregate offering price in excess of $15 million, net of selling expenses, or otherwise constituting the total aggregate Magnetar Registrable Securities then held by the Magnetar RRA Parties. We are required to effect two such shelf takedowns.
Demand Registration Rights
Pursuant to the Magnetar Registration Rights Agreement, as amended, if we receive a request from the Magnetar RRA Parties, we will be required to file a registration statement on Form S-1 or Form S-3, if available (the “Initial Shelf”), to register the resale of the Magnetar Registrable Securities no later than 45 days following such request, and to use our reasonable best efforts to have the Initial Shelf declared effective as soon as practicable after the filing thereof, but no later than 75 days following such request (or 90 days if the SEC notifies us of its intention to review the Initial Shelf).
For each monthly delay in the filing or effectiveness of the Initial Shelf, subject to certain exceptions as provided in the Magnetar Registration Rights Agreement, we will be required to pay to the Magnetar RRA Parties an amount in cash, as partial liquidated damages, equal to the product of 0.25% multiplied by the aggregate principal amounts of the 2025 Notes and the 2025 Convertible Notes; provided that such amount will be capped at 3.0% of such aggregate principal amount for any delay beyond one year.
If at any time after the date that is 180 days after the effective date of the Initial Shelf, we receive a request from the Magnetar RRA Parties that we file a Form S-1 registration statement with respect to Magnetar Registrable Securities (1) having an anticipated aggregate offering price in excess of $15 million, net of selling expenses, or (2) constituting the total aggregate Magnetar Registrable Securities then held by all Magnetar RRA Parties, then we will, as soon as practicable, and in any event within 60 days after the date such request is given, file a Form S-1 registration statement under the Securities Act covering all Magnetar Registrable Securities that the initial requesting Magnetar RRA Parties requested to be registered and any additional Magnetar Registrable Securities or equivalent securities requested to be included in such registration statement by any other Magnetar RRA Parties, or other holders of our securities, as specified by notice given by the Magnetar RRA Parties or other holders to us within 20 days of the date the demand notice is given, and in each case, subject to applicable limitations provided in the Magnetar

Registration Rights Agreement; provided that we may use a Form S-3 registration statement instead of a Form S-1 registration statement if we would qualify to use a Form S-3 registration statement within 60 days after the date on which the request from Magnetar RRA Parties is received.
In addition, if at any time when we are eligible to use a Form S-3 registration statement, we receive a request from the Magnetar RRA Parties holding Magnetar Registrable Securities that we file a Form S-3 registration statement with respect to outstanding Magnetar Registrable Securities having an anticipated aggregate offering price of at least $5 million, net of selling expenses, then we will, as soon as practicable, and in any event within 45 days after the date such request is given, file a Form S-3 registration statement under the Securities Act covering all Magnetar Registrable Securities or equivalent securities requested to be included in such registration statement by the Magnetar RRA Parties or other holders of our securities, as specified by notice given by the Magnetar RRA Parties or other holders to us within 20 days of the date the demand notice is given, and in each case, subject to the applicable limitations provided in the Magnetar Registration Rights Agreement.
We may postpone the filing of a registration statement on Form S-1 or S-3, including the Initial Shelf, no more than once during any 12-month period for a period of not more than 60 days if our board of directors determines in good faith that the filing would be materially detrimental to us.
Piggyback Registration Rights
If we propose to register any of our securities under the Securities Act or consummate an underwritten offering pursuant to a previously filed registration statement (including pursuant to the Rights Agreement), subject to certain exceptions as described in the Magnetar Registration Rights Agreement, we will, at such time, promptly give each Magnetar RRA Party notice of such registration or underwritten offering. Upon the request of each Magnetar RRA Party given within 20 days after such notice is given by us, we will cause to be registered for resale all of the Magnetar Registrable Securities that each such Magnetar RRA Party has requested to be included in such registration and/or use our reasonable best efforts to include all of the Magnetar Registrable Securities that each such Magnetar RRA Party has requested to be included in such underwritten offering. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders, including the Magnetar RRA Parties, if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among the holders, according to the total amount of securities entitled to be included by each holder; provided, that the number of Magnetar Registrable Securities held by the Magnetar RRA Parties to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.
Series C Preferred Stock Put Right
29,874,066 Put Shares are subject to the Put Right on the first trading day immediately after March 31, 2027, the second anniversary of the closing of our IPO. Upon exercise of the Put Right, holders of the Put Shares would be entitled to receive from us an amount in cash equal to the Series C OIP of $38.95, representing an aggregate payment of $1.2 billion. There are no accrued and unpaid dividends with respect to the shares of Series C convertible preferred stock.
The Put Right shall automatically terminate (on a share by share basis) on the date on which (i) such share is assigned, sold, or transferred publicly or (ii) our Class A common stock has a 20 day volume-weighted average price in any consecutive 30 trading day period of at least 175% of the Series C OIP at any point on or prior to the Public Sale Date during which Coatue Management, L.L.C. is not subject to a contractual lock-up agreement (clauses (i) and (ii) collectively, an “Exercise Termination Event”).
Upon the exercise of a Put Right by a holder of Put Shares, (i) we will be deemed to issue an unsecured note senior in the right of payment to all our outstanding equity securities to such holder having a principal amount equal to the amount payable to such holder pursuant to such Put Right to satisfy its obligations (each, a “Note”), which Put Note shall be due and payable 15 days after the Public Sale Date (the “Note Payment Date”), and (ii) the applicable Put Shares shall be placed into an escrow account. The Put Note shall accrue interest on the principal amount thereof beginning on the date of issuance at a rate of 10% per annum (compounding quarterly), provided that the interest rate shall increase to 14% per annum if we fail to pay the principal amount on or before the Note Payment Date. In the event a Put Note is not fully satisfied on or prior to the Note Payment Date, the escrow agent or other party shall be instructed to liquidate the shares held in such escrow account commencing on the Note Payment Date and distribute the proceeds in respect thereof ratably to the unsatisfied exercising holders, which distributed proceeds shall be applied against the amounts owing in respect of the applicable Put Notes.

If (i) there is a sale of us prior to the Public Sale Date and (ii) there has not yet occurred an Exercise Termination Event, the holders of our Class A common stock still holding Put Shares shall be entitled in such sale transaction to receive the greater of (x) the consideration received per share the holders of our Class A common stock are entitled to receive in such sale transaction and (y) an amount in cash equal to the Series C OIP per share.
Anti-Takeover Provisions
The provisions of the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws could have the effect of delaying, deferring, or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•	before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

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Multi-Class Common Stock. As described above in the section titled “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation provides for a multi-class common stock structure pursuant to which holders of our Class B common stock may have significant influence over the outcome of matters submitted to our stockholders for approval, even if they own significantly less than a majority of the shares of our outstanding common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Our Co-Founders have the ability to exercise significant influence over those matters.

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Board of Directors Vacancies. Our amended and restated certificate of incorporation and our amended and restated bylaws authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

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Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. For additional information, see the section titled “Management—Classified Board of Directors.”

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Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding capital stock.

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Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our amended and restated certificate of incorporation further provides that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock is required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of our board of directors, removal of directors, special meetings, and actions by written consent. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock are required to amend or repeal our amended and restated bylaws, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors. Additionally, in the case of any proposed adoption, amendment, or repeal of any provisions of the amended and restated bylaws that is approved by our board of directors and submitted to the stockholders for adoption, if two-thirds of our board of directors elects to submit such adoption, amendment, or repeal of any provisions of our amended and restated bylaws to our stockholders for adoption, then only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to adopt, amend, or repeal any provision of our amended and restated bylaws.

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Stockholder Action; Special Meetings of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders; provided that stockholder action by written consent of a majority of the voting power of all then-outstanding shares of our capital stock is permitted so long as the voting power of all then-outstanding shares of Class B common stock represents greater than a majority of the combined voting power of all then-outstanding shares of our capital stock. As a result, holders of our capital stock, other than holders of a majority of then-outstanding shares of Class B common stock as previously described, would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer, or our lead independent director, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

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No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting.

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Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

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Choice of Forum. In addition, our amended and restated bylaws provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; any action asserting a claim against us is governed by the internal affairs doctrine or asserting an “internal corporate claim,” as defined by the DGCL; or any to interpret, apply, enforce, or determine the validity of the amended and restated certificate of incorporation or amended and restated bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated bylaws also contain a Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Supreme Court of the State of Delaware which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. As Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the Federal Forum Provision in our amended and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock and Class B common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.
Exchange Listing
Our Class A common stock is listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “CRWV.” We intend to list the New Tranche 1 Warrants and the New Tranche 2 Warrants on Nasdaq under the symbols “CRWVW” and “CRWVZ” respectively. However, no assurance can be given that our listing applications for the New Tranche 1 Warrants and/or the New Tranche 2 Warrants will be approved.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF COREWEAVE
Unless otherwise specified or the context otherwise requires, all references to “CoreWeave,” “we,” “our,” “us” and “our company” in this Section refer to CoreWeave, Inc. and its subsidiaries.
In addition to the compensation arrangements discussed in the sections titled “Directors and Management of CoreWeave, Inc.” and “CoreWeave, Inc. Executive Compensation,” the following is a description of each transaction since January 1, 2022 and each currently proposed transaction in which:
•	we have been or are to be a participant;
•	the amount involved exceeded or will exceed $120,000; and
•
any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Tender Offers
2024 Tender Offer
In October 2024, certain existing stockholders and new stockholders offered to purchase shares of our Class A common stock (including certain shares of our Class A common stock issued upon (i) exercise of vested options to purchase common stock; and/or (ii) conversion of shares of our convertible preferred stock and Class B common stock), Class B common stock, and convertible preferred stock, from certain of our securityholders for $47.00 per share in cash (the “2024 Tender Offer”). An aggregate of 13,851,240 shares of our Class A common stock, Class B common stock, and convertible preferred stock were tendered for an aggregate purchase price of $651 million. Each share of our Class B common stock and convertible preferred stock sold in the 2024 Tender Offer was automatically converted into one share of Class A common stock immediately prior to each purchase.
We did not receive any consideration from the sale proceeds of the 2024 Tender Offer, except for amounts received upon the net exercise of employee stock options by certain of our employees who exercised vested options to sell the subsequently issued shares in the 2024 Tender Offer. The aggregate amount received by us in respect of these net exercises for shares sold in the 2024 Tender Offer was $1 million.
Certain funds affiliated with Glenn Hutchins, who joined as a member of our board of directors in February 2025, participated in the 2024 Tender Offer as purchasers of our Class A common stock. Other than Mr. Hutchins, none of our directors or officers participated as purchasers in the 2024 Tender Offer. The following table summarizes the shares of Class A common stock purchased by our directors and officers:

	Stockholder Common Stock	Shares of Class A Total Purchase Price
Funds affiliated with Glenn Hutchins(1)	212,780	$ 9,999,097

(1)	Consists of shares held by certain funds for which Glenn Hutchins, a member of our board of directors, serves as investment manager.
Certain of our directors and officers and their affiliates participated as sellers in the 2024 Tender Offer. The following table summarizes the shares of our Class A common stock, our Class B common stock, and our convertible preferred stock sold by our directors and officers and their affiliated parties in the 2024 Tender Offer.

The amounts set forth in the column titled “Total Purchase Price” represent the gross sales proceeds realized by the seller, before any reduction for transaction costs, tax withholding, or amounts remitted to us in respect of the net exercise of employee stock options:

	Stockholder Common Stock(5)	Shares of Class A Total Purchase Price
Persons and entities affiliated with Michael Intrator(1)	1,063,980	$49,999,245
Persons and entities affiliated with Brian Venturo(2)	2,241,560	$ 105,336,856
Persons and entities affiliated with Brannin McBee(3)	2,075,080	$97,513,519
Kristen McVeety	135,660	$5,257,701
Persons and entities affiliated with Jack Cogen(4)	1,110,080	$52,165,606

(1)	Consists of shares held by Michael Intrator, our Chief Executive Officer, President, and chairman of our board of directors, and certain related persons and affiliates.
(2)	Consists of shares held by Brian Venturo, our Chief Strategy Officer and a member of our board of directors, and certain related persons and affiliates.
(3)	Consists of shares held by Brannin McBee, our Chief Development Officer, and certain related persons and affiliates.
(4)	Consists of shares held by Jack Cogen, a member of our board of directors, and certain related persons and affiliates.
(5)	All shares of our Class B common stock and convertible preferred stock were converted into shares of our Class A common stock immediately prior to being sold in the 2024 Tender Offer.
2023 Tender Offer
In December 2023, certain existing stockholders and new stockholders offered to purchase shares of our Class A common stock (including certain shares of our Class A common stock issued upon (i) exercise of vested options to purchase common stock and (ii) conversion of shares of our convertible preferred stock) and convertible preferred stock from certain of our securityholders for $15.50 per share in cash (the “2023 Tender Offer”). An aggregate of 41,476,000 shares of our Class A common stock and convertible preferred stock were tendered for an aggregate purchase price of $643 million. Each share of our convertible preferred stock sold in the 2023 Tender Offer was automatically converted into one share of Class A common stock immediately prior to each purchase.
Certain of our directors and officers and their affiliates participated as sellers in the 2023 Tender Offer.
The following table summarizes the shares of our Class A common stock sold by our directors and officers and their affiliated parties in the 2023 Tender Offer. The amounts set forth in the column titled “Total Purchase Price” represent the gross sales proceeds realized by the seller, before any reduction for transaction costs, tax withholding, or amounts remitted to us in respect of the net exercise of employee stock options:

Stockholder	Shares of Class A Common Stock(6)	Total Purchase Price
Persons and entities affiliated with Michael Intrator(1)	7,098,620	$ 109,978,920
Persons and entities affiliated with Brian Venturo(2)	4,622,520	$71,616,703
Persons and entities affiliated with Brannin McBee(3)	3,447,360	$53,409,948
Kristen McVeety(4)	83,480	$1,293,356
Persons and entities affiliated with Jack Cogen(5)	8,002,260	$ 123,979,015

(1)	Consists of shares held by Michael Intrator, our Chief Executive Officer and chairman of our board of directors, and certain related persons and affiliates.
(2)	Consists of shares held by Brian Venturo, our Chief Strategy Officer and a member of our board of directors, and certain related persons and affiliates.
(3)	Consists of shares held by Brannin McBee, our Chief Development Officer, and certain related persons and affiliates.
(4)
Consists of 83,480 shares directly held of record and sold by Kristen McVeety, our General Counsel and Secretary. The total purchase price reported in the table above includes $45,664 Ms. McVeety paid to us in connection with her net exercise of employee stock options concurrent with her sale in the 2023 tender offer.

(5)	Consists of held by Jack Cogen, a member of our board of directors, and certain related persons and affiliates.
(6)	All shares of our convertible preferred stock were converted into shares of our common stock immediately prior to being sold in the 2023 Tender Offer.

Convertible Preferred Stock Financings
Series B-1 Convertible Preferred Stock Financing
In April 2023, we issued an aggregate of 12,484,540 shares of our Series B-1 convertible preferred stock at a purchase price of $0.41 per share upon conversion of convertible notes previously issued to several accredited private investors for an aggregate principal amount of $4 million and which bore a PIK interest rate of 7% per annum. Each outstanding share of our Series B-1 convertible preferred stock was convert automatically into shares of our Class A common stock immediately prior to the completion of the IPO.
The following table summarizes the shares of our Series B-1 convertible preferred stock acquired by certain of our directors and their affiliates:

Stockholder	Shares of Series B-1 Convertible Preferred Stock	Total Purchase Price
Michael Intrator(1)	1,458,680	$ 584,959
Jack Cogen and affiliated entities(2)	1,458,720	$ 584,961

(1)
Consists of shares directly held of record by Michael Intrator. Mr. Intrator is our Chief Executive Officer, President, and Chairman of our board of directors. Mr. Intrator and certain of his affiliates beneficially own more than 5% of our outstanding capital stock.

(2)
Consists of shares acquired by entities affiliated with Jack Cogen, a member of our board of directors. Additionally, Mr. Cogen and certain of his affiliates beneficially own more than 5% of our outstanding capital stock.

Other Transactions
Equity Exchange Right Agreements
In September 2024, we entered into an Equity Exchange Right Agreement with each of our Co-Founders, Messrs. Intrator, Venturo, and McBee, pursuant to which each of our Co-Founders have a right (but not an obligation), to require us to exchange, for shares of our Class B common stock, any shares of our Class A common stock received by him upon the exercise or settlement of equity awards for shares of our Class A common stock (the “Equity Exchange Rights”). The Equity Exchange Rights only apply to equity awards granted to our Co-Founders prior to September 2024. As of June 30, 2025, there were 9,109,000 shares of our Class A common stock subject to outstanding stock options to purchase shares of our Class A common stock held by our Co-Founders and that may be exchanged, upon exercise, for an equivalent number of shares of our Class B common stock pursuant to the Equity Exchange Rights.
The Equity Exchange Rights terminate (a) with respect to shares of our Class A common stock subject to equity awards that are held by our Co-Founders, on the date on which such shares are forfeited pursuant to the terms of the applicable equity award, and (b) with respect to shares of our Class A common stock issued upon the exercise or settlement of equity awards held by a Co-Founder, (i) when the Co-Founder sells, transfers, or otherwise disposes of such shares of our Class A common stock or (ii) upon the earlier of (i) a date that is fixed by our board of directors that is no more than 61 days following the seventh anniversary of the IPO, (ii) the date specified by the affirmative vote of two-thirds of the outstanding voting power of the Class B common stock, or (iii) no more than 61 days following Michael Intrator’s Service Termination (as defined herein).
Employment Arrangement with an Immediate Family Member
Michael McBee, the brother of Brannin McBee, our Chief Development Officer, has been employed by us in a non-executive role since November 2024. For the year ended December 31, 2024, Mr. Michael McBee’s annual base salary was $190,000, in addition to equity compensation. Mr. Michael McBee’s compensation was based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to our Chief Development Officer. Mr. Michael McBee was also eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who were not related to our Chief Development Officer.
Registration Rights Agreements
Investors’ Rights Agreement
We are party to a Third Amended and Restated Investors’ Rights Agreement between us and other parties, dated May 16, 2024 (the “Rights Agreement”), which provides, among other things, that certain holders of our capital stock, including certain affiliates of Jack Cogen, a member of our board of directors, and Michael Intrator, our Chief Executive Officer, President, and Chairman of our board of directors, and Brian Venturo, our Chief Strategy Officer, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of CoreWeave Capital Stock, New Tranche 1 Warrants and New Tranche 2 Warrants—Registration Rights” for more information regarding these registration rights.
Voting Agreement
Pursuant to our Voting Agreement, certain holders of our capital stock agreed to vote their shares on certain matters, including with respect to the election of members of our board of directors. Holders of our capital stock, including Jack Cogen, a member of our board of directors, and certain of his affiliates, and Michael Intrator, our Chief Executive Officer and President, and certain of his affiliates, Brian Venturo, our Chief Strategy Officer, and certain of his affiliates, and certain affiliates of Brannin McBee, our Chief Development Officer, were parties to our Voting Agreement. Our Voting Agreement was terminated upon the completion of the IPO.
Indemnification Agreements
We have entered into, and intend to continue to enter into, separate indemnification agreements with each of our executive officers and directors. The indemnification agreements and our amended and restated bylaws require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Directors and Management of CoreWeave, Inc.—Limitations on Liability and Indemnification Matters” for more information regarding these registration rights.
Directed Share Program
At our request, the underwriters reserved for sale, at the initial public offering price, up to 1,875,000 shares of our Class A common stock, or 5% of the shares being offered pursuant to the IPO, to our current employees, including management, other service providers, and other individuals and entities as determined by certain of our authorized officers. The directed share program did not limit the ability of our directors, officers and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our Class A common stock.
Policies and Procedures for Related Party Transactions
Our audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest.
Our written policy regarding transactions between us and related persons provide that a related person is defined as a director, executive officer, nominee for director or 5% stockholder, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter provides that our audit committee shall review and approve or disapprove any related party transactions. In approving or rejecting any such transactions, our audit committee considers the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the commercial reasonableness of the terms of the transaction and the materiality and character of the related person’s direct or indirect interest in the transaction.

COMPARISON OF STOCKHOLDER RIGHTS
If the transactions contemplated by the Merger Agreement are completed, Core Scientific stockholders will receive shares of CoreWeave common stock in connection with the Merger and become stockholders of CoreWeave. The following is a summary of certain differences between (i) the current rights of Core Scientific stockholders under Delaware law, the Core Scientific certificate of incorporation and the Core Scientific bylaws and (ii) the current rights of CoreWeave stockholders under Delaware law, the CoreWeave certificate of incorporation and the CoreWeave bylaws.
Although it is impracticable to compare all of the aspects in which CoreWeave’s and Core Scientific’s governing instruments differ with respect to stockholder rights, the following discussion summarizes certain material differences between them. The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Core Scientific’s and CoreWeave’s governing documents (which we urge you to read carefully and in their entirety). Copies of the respective corporations’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section titled “Where You Can Find More Information” beginning on page 318 of this proxy statement/prospectus. In addition, the identification of some of the differences in the rights of CoreWeave and Core Scientific stockholders is not intended to indicate that other differences that are equally important do not exist. CoreWeave and Core Scientific urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which CoreWeave and Core Scientific refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a CoreWeave and Core Scientific stockholder.
Between the date of the Merger Agreement and the effective time, Core Scientific has agreed not to amend its governing documents and CoreWeave has agreed not to amend its governing documents in a manner that would be adverse to Core Scientific or Core Scientific stockholders.
CoreWeave and Core Scientific are incorporated under the laws of the State of Delaware. Accordingly, the rights of CoreWeave and Core Scientific stockholders are governed by the DGCL and other applicable Delaware law. As a result of the Merger, Core Scientific stockholders will receive shares of CoreWeave common stock and will become CoreWeave stockholders. Thus, following the Merger, the rights of Core Scientific stockholders who become CoreWeave stockholders in connection with the Merger will be governed by the DGCL and other applicable Delaware law and will also then be governed by the CoreWeave certificate of incorporation and the CoreWeave bylaws.

CERTAIN KEY FEATURES OF STOCKHOLDER RIGHTS

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights
Authorized Capital Stock
CoreWeave’s authorized capital stock consists of (i) 3,400,000,000 shares of Common Stock, $0.000005 par value per share (“Common Stock”), of which (a) 3,000,000,000 shares are designated as CoreWeave common stock, (b) 200,000,000 shares are designated as Class B common stock, $0.000005 par value per share, and (c) 200,000,000 shares are designated as Class C common stock, $0.000005 par value per share, and (ii) 100,000,000 shares of Preferred Stock, $0.000005 par value per share (“Preferred Stock”).

Under the CoreWeave certificate of incorporation, the number of authorized shares of any class of stock may be increased or decreased by a vote of the holders of the stock of CoreWeave entitled to vote, voting as a single class. In addition, under the CoreWeave certificate of incorporation, the CoreWeave board is authorized, subject to any limitations prescribed by the DGCL, to (i) provide for the issuance of shares of Preferred Stock in one or more series and to establish from time to time the number of shares to be included in each such series, (ii) fix the designation, powers, preferences and relative, participating, optional or other special rights of the shares of each such series, (iii) increase or decrease the number of shares of any such series, (iv) designate, fix and determine any new series of Preferred Stock without approval of the holders of Common Stock or Preferred Stock and (v) determine the powers, preferences and rights, including voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, any series of the Preferred Stock or any future class or series of CoreWeave’s capital stock.

As of September 9, 2025, there were (i) 380,162,985 shares of CoreWeave Class A common stock, (ii) 114,939,540 shares of CoreWeave Class B common stock, (iii) no shares of CoreWeave Class C common stock and (iv) no shares of CoreWeave Preferred Stock outstanding.

Core Scientific’s authorized capital stock consists of (i) 10,000,000,000 shares of Core Scientific common stock and (ii) 2,000,000,000 shares of preferred stock, $0.00001 par value per share (“Core Scientific preferred stock”).

Under the Core Scientific certificate of incorporation, the number of authorized shares of Core Scientific common stock and Core Scientific preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of Core Scientific’s then outstanding shares of stock entitled to vote thereon, voting together as a single class. In addition, under the Core Scientific certificate of incorporation, the Core Scientific board is authorized, to the fullest extent permitted by the DGCL, to provide for the issuance of shares of Core Scientific preferred stock in one or more series and to fix for each such series (i) the number of shares constituting such series and the designation of such series, (ii) the voting powers (if any), whether full or limited, of the shares of such series, (iii) the powers, preferences, and relative, participating, optional or other special rights of the shares of each such series, and (iv) the qualifications, limitations, and restrictions thereof, and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto.

As of September 9, 2025, there were
(i) 306,543,223 shares of Core Scientific common stock and (ii) no shares of Core Scientific preferred stock outstanding.

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights
Voting Rights
Except as otherwise expressly provided by the CoreWeave certificate of incorporation or as required by law, the holders of shares of Common Stock will at all times vote together as a single class and not as separate series or classes on all matters submitted to a vote of the stockholders of CoreWeave but will not be entitled to vote on any amendments to the CoreWeave certificate of incorporation that relate solely to the terms of one or more outstanding class or series of Preferred Stock if the holders of such affected class or series are entitled to vote thereon. On all matters on which holders of Common Stock are entitled to vote, (x) each holder of CoreWeave common stock has the right to one (1) vote per share of CoreWeave common stock held of record by such holder, (y) each holder of Class B common stock has the right to ten (10) votes per share of Class B common stock held of record by such holder and (z) shares of Class C common stock have no voting rights, except as otherwise required by law.

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of Core Scientific preferred stock, the holders of Core Scientific common stock possess all voting power for the election of directors of the Core Scientific board and all other matters requiring stockholder action. Each outstanding share of Core Scientific common stock entitles the holder thereof to one vote on each matter properly submitted to the stockholders of Core Scientific for their vote.

Cumulative Voting
Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors unless that right is granted in the certificate of incorporation of the corporation. The CoreWeave certificate of incorporation prohibits cumulative voting.

Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors unless that right is granted in the certificate of incorporation of the corporation. The Core Scientific certificate of incorporation does not grant such right.

Quorum
The CoreWeave bylaws provide that the presence in person or by proxy at a meeting of the holders of a majority of the voting power of shares of stock issued and outstanding and entitled to vote at the meeting is a quorum.

The Core Scientific bylaws provide that the presence in person, by remote communication, if applicable, or by proxy of the holders of a majority of the voting power of the outstanding shares of stock entitled to vote at the meeting is a quorum.

Stockholder Rights Plans
CoreWeave does not have a stockholder rights plan. While CoreWeave has no present intention to adopt a stockholder rights plan, the CoreWeave board, pursuant to its authority to issue preferred stock, could do so without stockholder approval at any future time. See the section titled “Description of CoreWeave Capital Stock, New Tranche 1 Warrants and New Tranche 2 Warrants” beginning on page 278 of this proxy statement/prospectus.

Core Scientific does not have a stockholder rights plan. While Core Scientific has no present intention to adopt a stockholder rights plan, the Core Scientific board, pursuant to its authority to issue preferred stock, could do so without stockholder approval at any future time.

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights
Rights of Preferred Stock
The CoreWeave certificate of incorporation provides that the CoreWeave board is authorized to determine the designation, powers (including voting powers), preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of each series or class of Preferred Stock.

As of the date of this proxy statement/prospectus, no shares of Preferred Stock were outstanding.

The Core Scientific certificate of incorporation provides that the Core Scientific board is authorized to determine the number of shares, designation, powers (including voting powers), preferences, and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of each series of Core Scientific preferred stock.

As of the date of this proxy statement/prospectus, no shares of Core Scientific preferred stock were outstanding.

Preemptive Rights
Under Delaware law, stockholders of corporations have no preemptive rights unless the certificate of incorporation provides otherwise.

The CoreWeave certificate of incorporation does not provide that stockholders have preemptive rights.

Under Delaware law, stockholders of corporations have no preemptive rights unless the certificate of incorporation provides otherwise.

The Core Scientific certificate of incorporation does not provide that stockholders have preemptive rights.

Number of Directors
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the company’s certificate of incorporation or bylaws.

The CoreWeave board currently has six members. The CoreWeave certificate of incorporation and the CoreWeave bylaws provide that, subject to the special rights of the holders of any class or series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the CoreWeave board will be fixed from time to time exclusively by resolution of the CoreWeave board.

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the company’s certificate of incorporation or bylaws.

The Core Scientific board currently has seven members. The Core Scientific certificate of incorporation provides that, subject to the special rights of the holders of any series of Core Scientific preferred stock to elect additional directors under specified circumstances, the total number of directors constituting the Core Scientific board will be fixed exclusively by the Core Scientific board.

Election of Directors
The CoreWeave bylaws provide that directors will be elected by a plurality of the votes cast by the holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Each director holds office until the earlier of (i) the date when such director’s successor has been duly elected and qualified or (ii) such director’s earlier death, resignation, disqualification or removal. Election of directors need not be by written ballot.

The Core Scientific certificate of incorporation provides that directors will be elected by a plurality of the votes cast by the holders of shares present in person or represented by proxy at the meeting of stockholders and entitled to vote thereon. Each director holds office until the earlier of (i) the date when such director’s successor has been duly elected and qualified or (ii) such director’s earlier death, resignation or removal.

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights
Filling Vacancies on the Board of Directors
Under the CoreWeave certificate of incorporation, any vacancy occurring on the CoreWeave board, however caused, and any newly created directorship resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director, and may not be filled by the stockholders. Any director elected to fill a vacancy or newly created directorship will hold office for the remainder of the term of the class of director in which the vacancy or new directorship was created and will hold office until such director’s successor will have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal.

Under the Core Scientific certificate of incorporation, any vacancy on the Core Scientific board resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, may be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Core Scientific board or by the sole remaining director, and not by the stockholders (unless the Core Scientific board determined by resolution that any such vacancy or newly created directorship be filled by the stockholders and except as otherwise provided by law). Any director elected to fill a vacancy or newly created directorship will hold office for a term expiring at the first annual meeting of stockholders held after such director’s election and will hold office until such director’s successor will have been duly elected and qualified, or until such director’s earlier death, resignation or removal.

Removal of Directors
Under the CoreWeave certificate of incorporation, no director may be removed from the CoreWeave board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of CoreWeave’s capital stock entitled to vote generally in the election of directors, voting together as a single class. No decrease in the number of directors constituting the CoreWeave board will shorten the term of any director.

Under the Core Scientific certificate of incorporation, until the 2026 annual meeting of Core Scientific stockholders, no director may be removed from the Core Scientific board except for cause and only by the affirmative vote of the holders of at least a majority of the shares of capital stock of Core Scientific entitled to vote on the election of such directors, voting together as a single class. From and after the 2026 annual meeting of Core Scientific stockholders, any director of the Core Scientific board may be removed, with or without cause, only by the affirmative vote of the holders of at least a majority of the shares of capital stock of Core Scientific entitled to vote on the election of such directors, voting together as a single class.

Special Meetings of Directors
The CoreWeave bylaws provide that special meetings of the CoreWeave board may be called at the direction of the chairperson of the CoreWeave board, the chief executive officer, the lead independent director or a majority of the members of the CoreWeave board then in office. Any such meeting may be held on such date and at such time and place as such person or persons calling the meeting fixes.

The Core Scientific bylaws provide that special meetings of the Core Scientific board may be called at the direction of the chairperson of the Core Scientific board, the chief executive officer or the Core Scientific board. Any such meeting may be held on such date and at such time and place as such person or persons calling the meeting fixes.

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights
Director Nominations by Stockholders
Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting, an annual stockholder meeting will be held for the election of directors on a date and time designated by or in the manner provided in the bylaws.

The CoreWeave bylaws provide that nominations of persons for election to the CoreWeave board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to CoreWeave’s notice of meeting (or any supplement thereto), (B) by or at the direction of the CoreWeave board or any committee thereof, (C) by any stockholder of CoreWeave who (x) was a stockholder of record of CoreWeave both at the time the notice was provided and at the time of the annual meeting, (y) is entitled to vote at the meeting and (z) complies with the notice procedures and other requirements set forth in the CoreWeave bylaws, or (D) as may be provided in the certificate of designations for any series of Preferred Stock.

Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting, an annual stockholder meeting will be held for the election of directors on a date and time designated by or in the manner provided in the bylaws.

The Core Scientific bylaws provide that nominations of persons for election to the Core Scientific board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to Core Scientific’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Core Scientific board or any committee thereof, (C) by any stockholder of Core Scientific who (x) was a stockholder of record of Core Scientific both at the time the stockholder provided the required notice under the Core Scientific bylaws and at the time of the annual meeting, (y) is entitled to vote at the meeting and (z) complies with the notice procedures and other requirements set forth in the Core Scientific bylaws.

Stockholder Proposals (Other than Director Nominations)
Under the DGCL, meetings of stockholders may be held at such place as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors.

The CoreWeave bylaws provide that nominations of persons for election to the CoreWeave board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to CoreWeave’s notice of meeting (or any supplement thereto), (B) by or at the direction of the CoreWeave board or any committee thereof, (C) by any stockholder of CoreWeave who (x) was a stockholder of record of CoreWeave both at the time the notice was provided and at the time of the annual meeting, (y) is entitled to vote at the meeting and (z) complies with the notice procedures and other requirements set forth in the CoreWeave bylaws, or (D) as may be provided in the certificate of designations for any series of Preferred Stock.

Under the DGCL, meetings of stockholders may be held at such place as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors.

The Core Scientific bylaws provide that nominations of persons for election to the Core Scientific board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (A) pursuant to Core Scientific’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Core Scientific board or any committee thereof, (C) by any stockholder of Core Scientific who (x) was a stockholder of record of Core Scientific both at the time the stockholder provided the required notice under the Core Scientific bylaws and at the time of the annual meeting, (y) is entitled to vote at the meeting and (z) complies with the notice procedures and other requirements set forth in the Core Scientific bylaws.

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights
Stockholder Action by Written Consent
The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The CoreWeave certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting. Notwithstanding the foregoing, so long as the voting power of all of the then-outstanding shares of Class B common stock represents greater than a majority of the combined voting power of all of the then-outstanding shares of CoreWeave’s capital stock, any action required or permitted to be taken at any meeting of the stockholders of CoreWeave may be taken without a meeting if holders of a majority of the voting power of all of the then-outstanding shares of capital stock of CoreWeave entitled to vote thereon, voting together as a single class, consent in writing or by electronic transmission.

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

The Core Scientific certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting.

Certificate of Incorporation Amendments
Under the DGCL, an amendment to a corporation’s charter generally requires the approval of the corporation’s board of directors and the holders of a majority of the outstanding stock entitled to vote thereon unless the charter requires a higher vote. In addition, if the proposed amendment would increase or decrease the aggregate number of authorized shares of a class of stock, increase or decrease the par value of the shares of such class or change the powers, preferences or special rights of the shares so as to affect them adversely, the holders of a majority of the outstanding shares of such class will be entitled to vote as a class upon the proposed amendment.

The CoreWeave certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds (2/3) of the

Under the DGCL, an amendment to a corporation’s charter generally requires the approval of the corporation’s board of directors and the holders of a majority of the outstanding stock entitled to vote thereon unless the charter requires a higher vote. In addition, if the proposed amendment would increase or decrease the aggregate number of authorized shares of a class of stock, increase or decrease the par value of the shares of such class or change the powers, preferences or special rights of the shares so as to affect them adversely, the holders of a majority of the outstanding shares of such class will be entitled to vote as a class upon the proposed amendment.

The Core Scientific certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of

CoreWeave Stockholder Rights	Core Scientific Stockholder Rights

voting power of all of the then-outstanding shares of CoreWeave’s capital stock entitled to vote, voting together as a single class, is required to amend or repeal, or adopt any provision (other than Section 1.1 of Article IV regarding authorized shares); provided, that, if two-thirds (2/3) of the CoreWeave board has approved such amendment, then only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of CoreWeave’s capital stock entitled to vote, voting together as a single class (in addition to any other vote required by law), is required to approve such amendment.

Prior to an automatic conversion of all shares of Class B common stock and Class C common stock into shares of CoreWeave common stock in accordance with the CoreWeave certificate of incorporation, and in addition to any other vote required pursuant to Article X of the CoreWeave certificate of incorporation, CoreWeave will not, without the prior affirmative vote of the holders of at least two-thirds (2/3) of the then-outstanding shares of Class B common stock, voting separately as a single class: (i) amend any provision of the CoreWeave certificate of incorporation relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B common stock; (ii) reclassify any outstanding shares of CoreWeave common stock or Class C common stock into shares having rights as to dividends or liquidation that are senior to the Class B common stock or the right to have more than one (1) vote for each share thereof; or (iii) authorize, or issue any shares of, any class or series of capital stock of CoreWeave (other than Class B common stock) having the right to more than one (1) vote for each share thereof.

The affirmative vote of the holders of CoreWeave common stock representing at least seventy-five percent (75%) of the voting power of all of the then-outstanding shares of CoreWeave common stock, voting separately as a single class, and the affirmative vote of the holders of Class B common stock representing at least seventy-

the voting power of all of the then outstanding shares of capital stock of Core Scientific entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or repeal Articles V (board of directors; bylaw amendments and stockholder actions), VI (director and officer indemnification), VII (choice of forum) and VIII (amendments of the certificate of incorporation) of the Core Scientific certificate of incorporation.

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights

five percent (75%) of the voting power of all of the then-outstanding shares of Class B common stock, voting separately as a single class, will be required to amend any provision inconsistent with, Section 3 of Article IV regarding common stock or Section 2 of Article X regarding amendments of the CoreWeave certificate of incorporation.

Bylaw Amendments
Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws. The CoreWeave certificate of incorporation grants the CoreWeave board the power to adopt, amend and repeal the CoreWeave bylaws by a vote of a majority of the board. CoreWeave’s stockholders may also adopt, alter, amend or repeal the CoreWeave bylaws upon the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of CoreWeave’s capital stock entitled to vote thereon, voting together as a single class; provided, that, in the case of any adoption, amendment or repeal of any provision of the CoreWeave bylaws that the CoreWeave board elects to submit to the stockholders for adoption and which is approved by at least two-thirds (2/3) of CoreWeave’s whole board, then, only the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of CoreWeave’s capital stock entitled to vote, voting together as a single class (in addition to any requirements of law), is required to adopt, amend or repeal any such provision of the CoreWeave bylaws.

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws. The Core Scientific certificate of incorporation grants the Core Scientific board to adopt, amend or repeal the Core Scientific bylaws. Core Scientific’s stockholders may also adopt, amend or repeal the Core Scientific bylaws upon the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding shares of the capital stock of Core Scientific entitled to vote generally in the election or directors, voting together as a single class.

Special Meetings of Stockholders
Under the CoreWeave certificate of incorporation, special meetings of CoreWeave’s stockholders may be called only by the chairperson of CoreWeave’s board, CoreWeave’s chief executive officer, the lead independent director or CoreWeave’s board acting pursuant to a resolution adopted by a majority of the whole board and may not be called by the stockholders or any other person or persons. The special meeting may be held either at a place, within or without the State of

Under the Core Scientific bylaws, special meetings of Core Scientific’s stockholders may be called only by the chairperson of Core Scientific’s board, Core Scientific’s chief executive officer, the Core Scientific board pursuant to a resolution adopted by a majority of the total number of authorized directors, or Core Scientific stockholders of record who own, in the aggregate, at least 20% of the voting power of the outstanding shares of Core Scientific then entitled to vote on the matter or matters to be brought before

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights

Delaware as the CoreWeave board in its sole discretion may fix, or solely by means of remote communication as the CoreWeave board in its sole discretion may determine. Business transacted at any special meeting of stockholders will be limited to matters relating to the purpose or purposes stated in the notice of the meeting.

the proposed special meeting. The Core Scientific board (or its designee) will determine the date, time and play, if any, of such special meeting. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

Notice of Meetings of Stockholders
The CoreWeave bylaws provide that notice of all meetings of stockholders must be given in accordance with applicable law stating the date, time and place, if any, of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining the stockholders entitled to notice of the meeting). In the case of a special meeting, such notice must also set forth the purpose or purposes for which the meeting is called. Notice of any meeting of stockholders must be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

The Core Scientific bylaws provide that notice of all meetings of stockholders must be given in accordance with applicable law stating the date, time and place, if any, of the meeting, the record date for determining stockholders entitled to vote at the meeting, if such record date is different from the record date for determining stockholders entitled to notice of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting, and in the case of special meetings, the purpose or purposes of the meeting. Notice of any meeting of stockholders must be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of such meeting.

Limitation of Personal Liability of Directors
The CoreWeave certificate of incorporation provides that, to the fullest extent permitted by law, no director or officer of CoreWeave will be personally liable to CoreWeave or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of CoreWeave will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Core Scientific certificate of incorporation provides that, to the fullest extent permitted by law, no director or officer of Core Scientific will be personally liable to Core Scientific or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. If the DGCL is amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of Core Scientific will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors and Officers
Delaware law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact the person is or was a director, officer, employee or agent of the

Delaware law provides that a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact the person is or was a director, officer, employee or agent of the

CoreWeave Stockholder Rights	Core Scientific Stockholder Rights

corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Delaware law permits expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding to be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized under the DGCL.

Under the DGCL, the indemnification and advancement of expenses provided by, or granted pursuant to § 145, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of heirs, executors and administrators of such a person.

Pursuant to the CoreWeave bylaws, CoreWeave’s current and former directors and officers will be indemnified and held harmless by CoreWeave to the fullest extent permitted by the DGCL against all expenses, costs, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee, provided such indemnitee acted in good faith and in a manner that the indemnitee reasonably believed to be in or not opposed to the best interests of CoreWeave, and, with respect to any criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. Such indemnification will continue as to an indemnitee who has ceased corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Delaware law permits expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding to be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the corporation as authorized under the DGCL.

Under the DGCL, the indemnification and advancement of expenses provided by, or granted pursuant to § 145, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of heirs, executors and administrators of such a person.

Pursuant to the Core Scientific bylaws, Core Scientific’s current and former directors and executive officers will be indemnified and held harmless to the fullest extent permitted by the DGCL against all expenses (including attorneys’ fees), judgments, fines (including ERISA excise taxes or penalties) and amounts paid in settlement actually and reasonably incurred by such indemnitee, provided such indemnitee acted in good faith and in a manner that the indemnitee reasonably believed to be in or not opposed to the best interests of Core Scientific, and, with respect to any criminal proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful, provided further that Core Scientific may modify the extent of such indemnification by

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights

to be a director or officer of CoreWeave for such proceedings brought by reason of the fact that such person is or was a director or officer of CoreWeave. CoreWeave will indemnify such indemnitee seeking indemnity in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the CoreWeave board or such indemnification is authorized by an agreement approved by the CoreWeave board. The CoreWeave bylaws permit CoreWeave to grant rights to indemnification and to advancement of expenses to any person who is or was a director, officer, employee or agent of CoreWeave.

individual contracts with its directors and executive officers. Core Scientific is not obligated such indemnitee in connection with a proceeding initiated by such indemnitee unless (i) such indemnification is expressly required to be made by applicable law, (ii) such proceeding was authorized by the Core Scientific board, (iii) such indemnification is provided by Core Scientific, in its sole discretion, pursuant to the powers vested in Core Scientific under the DGCL or any other applicable law and (iv) such indemnification is required to be made under Section 46(d) of the Core Scientific bylaws.

Dividends
The CoreWeave certificate of incorporation provides that, subject to the preferential or other rights of any holders of Preferred Stock then outstanding, the holders of all series of Common Stock are treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions (other than authorized repurchases of outstanding Common Stock) as may be declared and paid from time to time by the CoreWeave board out of any assets of CoreWeave legally available, unless a disparate dividend is approved in advance by the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series; provided, however, that, notwithstanding the foregoing, in the event a dividend or distribution (other than authorized repurchases of outstanding Common Stock) is paid in the form of shares of a series of Common Stock (or securities convertible into or exchangeable or exercisable for such shares), the holders of a series of Common Stock, as such, will receive shares of such series of Common Stock (or rights to acquire such shares).

The Core Scientific bylaws provide that the Core Scientific board may declare dividends upon the capital stock of Core Scientific, subject to the provisions of the Core Scientific certificate of incorporation and applicable law. Dividends may be paid in cash, in property, or in shares of Core Scientific’s capital stock, subject to the provisions of the Core Scientific certificate of incorporation and applicable law.

Stockholders’ Rights of Dissent and Appraisal
Delaware law provides that any stockholder of a corporation who holds shares of stock on the making of a demand pursuant to § 262(d) of the DGCL with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with § 262(d) of the

Delaware law provides that any stockholder of a corporation who holds shares of stock on the making of a demand pursuant to § 262(d) of the DGCL with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with § 262(d) of the

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights

DGCL and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of the DGCL will be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock. Appraisal rights will be available under Delaware law for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected, subject to the limitations detailed in § 262 of the DGCL. The DGCL further provides that any corporation may provide in its certificate of incorporation that appraisal rights will be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected, or a transfer, domestication or continuance effected.

Neither the CoreWeave certificate of incorporation nor the CoreWeave bylaws address appraisal rights.

DGCL and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of the DGCL will be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock. Appraisal rights will be available under Delaware law for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected, subject to the limitations detailed in § 262 of the DGCL. The DGCL further provides that any corporation may provide in its certificate of incorporation that appraisal rights will be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected, or a transfer, domestication or continuance effected.

Neither the Core Scientific certificate of incorporation nor the Core Scientific bylaws address appraisal rights.

Anti-Takeover Provisions
CoreWeave has not opted out of § 203 of the DGCL, which prohibits a defined set of transactions between a Delaware corporation, such as CoreWeave, and an “interested stockholder.” An interested stockholder is generally defined as a person who, together with any affiliates or associates of such person “owns” (as defined in § 203 of the DGCL, which includes direct and indirect beneficial ownership) 15% or more of the outstanding voting stock of a Delaware corporation. This provision may prohibit the corporation from engaging in a business combination with an interested stockholder for a period of three years after the time the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including certain mergers, consolidations, sales or other dispositions of assets having an aggregate

Core Scientific has not opted out of § 203 of the DGCL, which prohibits a defined set of transactions between a Delaware corporation, such as Core Scientific, and an “interested stockholder.” An interested stockholder is generally defined as a person who, together with any affiliates or associates of such person “owns” (as defined in § 203 of the DGCL, which includes direct and indirect beneficial ownership) 15% or more of the outstanding voting stock of a Delaware corporation. This provision may prohibit the corporation from engaging in a business combination with an interested stockholder for a period of three years after the time the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including certain mergers, consolidations, sales or other dispositions of assets having an

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights

market value of 10% or more of the aggregate market value of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and certain other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation, result in the interested stockholder’s acquisition of stock of a direct or indirect majority-owned subsidiary of the corporation or the receipt of the interested stockholder of certain financial benefits. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the CoreWeave board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of CoreWeave not owned by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the CoreWeave board and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

aggregate market value of 10% or more of the aggregate market value of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and certain other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation, result in the interested stockholder’s acquisition of stock of a direct or indirect majority-owned subsidiary of the corporation or the receipt of the interested stockholder of certain financial benefits. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the Core Scientific board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of Core Scientific not owned by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the Core Scientific board and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Stockholder Vote on Fundamental or Extraordinary Corporate Transactions
In addition to any vote required pursuant to applicable law or the CoreWeave certificate of incorporation, the affirmative vote of the holders of a majority of the then-outstanding shares of each series of Common Stock, voting as separate series, is required to approve any merger, consolidation, conversion, transfer, domestication or continuance (whether or not CoreWeave is the surviving entity, a “Fundamental Change”) unless the holders of each series of Common Stock, as such, will be entitled to receive equal, identical and ratable per share distributions or payments, if any, in connection with such Fundamental Change; provided, however, that, notwithstanding the foregoing, in the case of a distribution or payment in the form of securities in connection with a Fundamental Change, any or all such series of Common Stock may (but is not required to) receive different or disproportionate distributions or payments in the form of securities of CoreWeave or another entity if the only difference among

Neither the Core Scientific certificate of incorporation nor the Core Scientific bylaws contains voting requirements for approval of mergers, sales or other fundamental or extraordinary corporate transactions that differ from those related to ordinary course corporate actions.

	CoreWeave Stockholder Rights	Core Scientific Stockholder Rights

the securities distributed or paid to each series of Common Stock will be the voting rights thereof, which will be substantially similar to the voting rights of the series of Common Stock in respect of which such securities are distributed or paid; and provided, further, that in the event that the holders of a series of Common Stock are granted rights to elect to receive one of two or more alternative forms of consideration, the holders of each series of Common Stock will be deemed to have received equal, identical and ratable per share distributions or payments in connection with such Fundamental Change if holders of each series of Common Stock are granted substantially similar election rights. Notwithstanding the foregoing, (x) consideration to be distributed or paid to a holder of Common Stock in connection with any such Fundamental Change pursuant to any employment, consulting, severance or similar services arrangement or (y) a negotiated agreement between a holder of Common Stock and any counterparty (or an “affiliate” thereof (as defined pursuant to Rule 405 promulgated under the Securities Act) to a Fundamental Change wherein such holder is contributing, selling, transferring or otherwise disposing of shares of CoreWeave’s capital stock to such counterparty (or an “affiliate” thereof)) as part of a “rollover” or similar transaction that is in connection with such Fundamental Change, in each case, will not be deemed to be consideration distributed or paid to the holder of shares of Common Stock for these purposes.

Exclusive Forum
The CoreWeave bylaws provide that unless CoreWeave consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CoreWeave, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any director, officer, other employee or agent stockholder of CoreWeave to CoreWeave or CoreWeave’s stockholders, (iii) any action asserting a claim against CoreWeave or any current or

The Core Scientific certificate of incorporation provides that unless Core Scientific consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if, the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if, all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action brought under Delaware statutory or common law:

CoreWeave Stockholder Rights	Core Scientific Stockholder Rights

former director, officer, stockholder, employee or agent of CoreWeave arising pursuant to any provision of the DGCL, the CoreWeave certificate of incorporation or the CoreWeave bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action to interpret, apply, enforce or determine the validity of the CoreWeave certificate of incorporation or the CoreWeave bylaws, (v) any action asserting a claim against CoreWeave governed by the internal affairs doctrine, or (vi) any action asserting an “internal corporate claim” as that term is defined in § 115 of the DGCL.

In addition, unless CoreWeave consents in writing to the selection of an alternative forum, the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

(i) any derivative claim or action brought on Core Scientific’s behalf; (ii) any claim or cause of action asserting a breach of fiduciary duty by any of Core Scientific’s current or former director, officer or other employee; (iii) any claim or cause of action asserting a claim against Core Scientific arising out of, or pursuant to, the DGCL, the certificate of incorporation or the bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the certificate of incorporation or the bylaws (including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any claim or cause of action asserting a claim against Core Scientific or any of its directors, officers or other employees, that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants.

In addition, the federal courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

BENEFICIAL OWNERSHIP OF SECURITIES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF COREWEAVE
The following table and accompanying footnotes set forth information regarding (i) the beneficial ownership of CoreWeave as of September 9, 2025, which is prior to the Merger and (ii) the expected beneficial ownership of CoreWeave as of immediately after the consummation of the Merger, with respect to:
•
each of CoreWeave’s current named executive officers and directors at September 9, 2025, each of whom are expected to continue as an executive officer or director of CoreWeave immediately after the consummation of the Merger;

•	all executive officers and directors of CoreWeave as a group at September 9, 2025 and all executive officers and directors of CoreWeave as a group immediately after the consummation of the Merger;
•
each person known by CoreWeave to be the beneficial owner of more than 5% of the outstanding shares of CoreWeave Class A common stock or Class B common stock at September 9, 2025 and/or as of immediately after the consummation of the Merger.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. Except as otherwise noted, the persons and entities listed in the table below have sole voting and investing power with respect to all of the shares of CoreWeave Class A common stock and/or Class B commons stock that they beneficially own or will own subject to community property laws where applicable. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o CoreWeave, Inc., 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ 07039.
Prior to the Merger, the beneficial ownership information included below has been determined based on 380,162,985 shares of CoreWeave Class A common stock, 114,939,540 shares of Class B common stock and no shares of Class C common stock issued and outstanding as of September 9, 2025.
After the Merger, the beneficial ownership of CoreWeave Class A common stock and Class B common stock set forth in the table below has been determined assuming that there will be 419,744,217 shares of CoreWeave Class A common stock and 114,939,540 shares of Class B common stock outstanding after the Merger, based on the following assumptions:
1.	380,162,985 shares of CoreWeave Class A common stock and 114,939,540 shares of CoreWeave Class B common stock outstanding at September 9, 2025 prior to the consummation of the Merger;
2.
39,581,232 shares of CoreWeave Class A common stock issued to Core Scientific stockholders in connection with the consummation of the Merger (assuming the full issuance of 288,460 shares of Core Scientific common stock for disputed claims in connection with Core Scientific’s Plan of Reorganization but no issuance of Core Scientific common stock pursuant to outstanding CVRs for payments that are not yet payable, and will not become payable, until January 23, 2026 and January 23, 2027);

3.
No exercise of the 97,432,201 Tranche 1 Warrants and 12,118,829 Tranche 2 Warrants outstanding as of September 9, 2025 in connection with the consummation of the Merger and no exercise of the 97,432,201 New Tranche 1 Warrants and 12,118,829 New Tranche 2 Warrants immediately after the consummation of the Merger;

4.
No conversion of the Core Scientific 2029 Convertible Notes and Core Scientific 2031 Convertible Notes as of September 9, 2025 in connection with the consummation of the Merger and no conversion of such notes immediately after the consummation of the Merger; and

5.
The directors and executive officers of Core Scientific and 5% or more beneficial owners of Core Scientific common stock as of September 9, 2025 continuing to beneficially own an equal number of Core Scientific common stock as of the date of the Merger, which will be exchanged for CoreWeave Class A common stock in an amount determined pursuant to the exchange ratio.

If, however, the Merger occurs after the third fiscal quarter of 2025 as is currently expected, a certain number of Core Scientific RSU Awards and Core Scientific PSU Awards held by certain directors and executive officers of Core Scientific may vest prior to the Merger, which would increase their respective individual beneficial ownership in the combined company following the Merger.

	Shares Beneficially Owned Before the Merger Class A		Shares Beneficially Owned Before the Merger Class B		% Total Voting Power before the Merger	Shares Beneficially Owned After the Merger Class A		Shares Beneficially Owned After the Merger Class B		%Total Voting Power after the Merger
Name of Beneficial Owner	Shares	%	Shares	%	%	Shares	%	Shares	%	%
Named Executive Officers and Directors:
Michael Intrator(2)	7,343,688	1.93%	56,902,460	48.67%	37.20%	7,343,688	1.75%	56,902,460	48.67%	36.27%
Brannin McBee(3)	304,884	*	26,392,480	22.82%	17.19%	304,884	*	26,392,480	22.82%	16.76%
Brian Venturo(4)	879,720	*	38,212,300	32.16%	24.42%	879,720	*	38,212,300	32.16%	23.82%
Karen Boone(5)	15,680	*	—	—	*	15,680	*	—	—	*
Jack Cogen(6)	17,129,596	4.51%	—	—	1.12%	17,129,596	4.08%	—	—	1.09%
Glenn Hutchins(7)	399,400	*	—	—	*	399,400	*	—	—	*
Margaret C. Whitman(8)	2,580	*	—	—	*	2,580	*	—	—	*
All executive officers and directors as a group (10 persons)(9)	27,786,896	7.28%	121,507,240	100.00%	77.83%	27,786,896	6.59%	121,507,240	100.00%	75.95%
Other 5% or Greater Stockholders:
Funds or accounts managed or advised by Magnetar Financial LLC(10)	105,282,503	26.81%	—	—	6.83%	105,282,503	24.36%	—	—	6.66%
Entities affiliated with FMR LLC(11)	25,016,051	6.58%	—	—	1.64%	25,016,051	5.96%	—	—	1.59%
NVIDIA Corporation(12)	24,182,460	6.36%	—	—	1.58%	24,182,460	5.76%	—	—	1.54%
Entities affiliated with Jane Street Group LLC(13)	19,994,532	5.26%	—	—	1.31%	19,994,532	4.76%	—	—	1.27%

*	Less than 1%
(1)
This table is based on information supplied by officers and directors and principal stockholders of CoreWeave and Schedules 13D and 13G and Forms 3 and 4 filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, CoreWeave believes that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)
Consists of (i) 7,153,330 shares of CoreWeave Class A common stock directly held by Michael Intrator; (ii) 21,867,489 shares of CoreWeave Class B common stock directly held by Mr. Intrator; (iii) 1,980,900 shares of CoreWeave Class B common stock issuable upon the exercise of stock options directly held by Mr. Intrator which are exercisable within 60 days of September 9, 2025; (iv) 140,358 shares of CoreWeave Class A common stock issuable upon the vesting and settlement of restricted stock units within 60 days of September 9, 2025; (v) 365,200 shares of CoreWeave Class B common stock directly held by Mr. Intrator’s spouse; (vi) 50,000 shares of CoreWeave Class A common stock directly held by Omnadora Capital LLC (“Omnadora”); (vii) 25,549,280 shares of CoreWeave Class B common stock directly held by Omnadora; (viii) 266,031 shares of CoreWeave Class B common stock directly held by the PMI 2024 F&F GRAT (“PMI”), (ix) 7,240 shares of CoreWeave Class B common stock directly held by the Silver Thimble Resulting Trust (“Silver Thimble”); (x) 4,576,000 shares of CoreWeave Class B common stock directly held by the Intrator Family GST-Exempt Trust (the “Intrator GST Trust”); and (xi) 2,290,320 shares of CoreWeave Class B common stock directly held by the Intrator Family Trust (together with the Intrator GST Trust, the “Intrator Family Trusts”). Mr. Intrator serves as the sole manager of Omnadora Management LLC, which is the manager of Omnadora, and therefore may be deemed to exercise voting and investment discretion over securities held by Omnadora. Mr. Intrator’s spouse is the trustee of PMI and co-trustee of the Intrator Family Trusts and may be deemed to exercise voting and investment discretion over securities held by them. Mr. Intrator serves as the sole manager of Copper Thimble LLC, which is the investment manager of Silver Thimble, and therefore may be deemed to exercise voting and investment discretion over securities held by Silver Thimble.

(3)
Consists of (i) 121,965 shares of CoreWeave Class A common stock directly held by Brannin McBee; (ii) 10,642,260 shares of CoreWeave Class B common stock directly held by Mr. McBee; (iii) 705,900 shares of CoreWeave Class B common stock issuable upon the exercise of stock options directly held by Mr. McBee which are exercisable within 60 days of September 9, 2025; (iv) 121,119 shares of CoreWeave Class A common stock issuable upon the vesting and settlement of restricted stock units within 60 days of September 9, 2025; (v) 2,300,300 shares of CoreWeave Class B common stock directly held by Mr. McBee’s spouse; (vi) 5,166,020 shares of CoreWeave Class B common stock directly held by the Brannin J. McBee 2022 Irrevocable Trust (“McBee Trust”); (vii) 6,000,000 shares of CoreWeave Class B common stock directly held by the Canis Major 2025 GRAT (the “Canis Major GRAT”); (viii) 104,000 shares of CoreWeave Class B common stock directly held by the Canis Major 2025 Family Trust LLC (“Canis Major LLC”); (ix) 360,000 shares of CoreWeave

Class B common stock directly held by the Canis Major 2024 Irrevocable Trust LLC (“Canis 2024 LLC”); (x) 1,000,000 shares of CoreWeave Class B common stock directly held by the Canis Minor 2025 GRAT (the “Canis Minor GRAT”); (xi) 114,000 shares of CoreWeave Class B common stock directly held by the Canis Minor 2025 Family Trust LLC (the “Canis Minor LLC”); (xii) 1,800 shares of CoreWeave Class A common stock directly held by Mr. McBee’s minor child; and (xiii) 60,000 shares of CoreWeave Class A common stock directly held by the Canis Major SM Trust (the “Canis SM Trust”). Mr. McBee’s spouse serves as trustee of the McBee Trust and the Canis Minor GRAT and may be deemed to exercise voting and investment discretion over securities held by each of them. Mr. McBee serves as trustee of the Canis Major GRAT, and as manager of each of Canis Major LLC, Canis Minor LLC, and Canis 2024 LLC, and, therefore, may be deemed to exercise voting and investment discretion over securities held by each of them. Mr. McBee may be deemed to have beneficial ownership with respect to the shares of CoreWeave Class A common stock directly held by the Canis SM Trust by virtue of his power to replace its professional trustee.
(4)
Consists of (i) 240,331 shares of CoreWeave Class A common stock directly held by Brian Venturo; (ii) 14,593,347 shares of CoreWeave Class B common stock directly held by Mr. Venturo; (iii) 3,880,900 shares of CoreWeave Class B common stock issuable upon the exercise of stock options directly held by Mr. Venturo which are exercisable within 60 days of September 9, 2025; (iv) 126,771 shares of CoreWeave Class A common stock issuable upon the vesting and settlement of restricted stock units within 60 days of September 9, 2025; (v) 2,001,900 shares of CoreWeave Class B common stock directly held by Mr. Venturo’s spouse; (vi) 6,274,500 shares of CoreWeave Class B common stock directly held by West Clay Capital LLC (“West Clay”); (vii) 5,402,057 shares of CoreWeave Class B common stock directly held by the 2023 Venturo Family GRAT dated June 30, 2023 (“Venturo GRAT I”); (viii) 1,788,596 shares of CoreWeave Class B common stock directly held by the Venturo Family 2024 Friends and Family GRAT (“Venturo GRAT II”); (ix) 4,271,000 shares of CoreWeave Class B common stock directly held by the Venturo Family GST Exempt Trust dated June 30, 2023 (the “Venturo GST Trust”); (x) 22,500 shares of CoreWeave Class A common stock directly held by Mr. Venturo’s father-in-law, who is a member of his household; (xi) 245,059 shares of CoreWeave Class A common stock directly held by the YOLO ECV Trust; and (xii) 245,059 shares of CoreWeave Class A common stock directly held by the YOLO APV Trust. Mr. Venturo serves as managing member of West Clay and as trustee of Venturo GRAT I and Venturo GRAT II and may be deemed to exercise voting and investment discretion over securities held by each of them. Mr. Venturo’s spouse serves as trustee of the Venturo GST Trust and may be deemed to exercise voting and investment discretion over securities held by it. Mr. Venturo may be deemed have beneficial ownership with respect to the shares of CoreWeave Class A common stock directly held by the YOLO ECV Trust and the YOLO APV Trust, by virtue of his power to replace their independent trustee.

(5)
Consists of (i) 3,440 shares of CoreWeave Class A common stock directly held by Karen Boone; (ii) 1,720 shares of CoreWeave Class A common stock issuable upon the vesting and settlement of restricted stock units within 60 days of September 9, 2025; and (iii) 10,520 shares of CoreWeave Class A common stock directly held by The Boone Family Trust, dated August 6, 2015 (the “Boone Trust”). Karen Boone and her spouse are co-trustees of the Boone Trust and as such may be deemed to exercise voting and investment discretion over securities held by it.

(6)
Consists of (i) 261,140 shares of CoreWeave Class A common stock directly held by Jack Cogen; (ii) 136,560 shares of CoreWeave Class A common stock directly held by Mr. Cogen’s spouse; (iii) 1,200,000 shares of CoreWeave Class A common stock directly held by the Cogen Family Trust, dated December 17, 2012 (“Cogen 2012 Trust”); (iv) 19,200 shares of CoreWeave Class A common stock directly held by the Jack D. Cogen 2020 Family Trust (“Cogen 2020 Trust”); (v) 126,220 shares of CoreWeave Class A common stock directly held by the Cherry Tree 2024 GRAT; (vi) 10,329,676 shares of CoreWeave Class A common stock directly held by CW Holding 987 LLC; (vii) 654,200 shares of CoreWeave Class A common stock directly held by Birch Tree Trust LLC; (viii) 654,200 shares of CoreWeave Class A common stock directly held by Chestnut Tree Trust LLC; (ix) 654,200 shares of CoreWeave Class A common stock directly held by Maple Tree Trust LLC; (x) 654,200 shares of CoreWeave Class A common stock directly held by Willow Tree Trust LLC; (xi) 110,000 shares of CoreWeave Class A common stock directly held by Birch Br Trust LLC; (xii) 110,000 shares of CoreWeave Class A common stock directly held by Chestnut Br Trust LLC; (xiii) 110,000 shares of CoreWeave Class A common stock directly held by Maple Br Trust LLC; (xiv) 110,000 shares of CoreWeave Class A common stock directly held by Willow Br Trust LLC; and (xv) 2,000,000 shares of CoreWeave Class A common stock directly held by Pine Tree Trust LLC (together with Birch Tree Trust LLC, Chestnut Tree Trust LLC, Maple Tree Trust LLC, Willow Tree Trust LLC, Birch Br Trust LLC, Chestnut Br Trust LLC, Maple Br Trust LLC, and Willow Br Trust LLC, the “Tree LLCs”). Mr. Cogen’s spouse is co-trustee of the Cogen 2012 Trust and as such may be deemed to exercise shared voting and investment discretion over securities held by it. Mr. Cogen may be deemed have beneficial ownership with respect to the shares of our Class A common stock directly held by the Cogen 2020 Trust, by virtue of his power to replace its trustee. Mr. Cogen serves as trustee of the Cherry Tree 2024 GRAT and as manager of CW Holding 987 LLC and each of the Tree LLCs and may be deemed to exercise voting and investment discretion over securities held by each of them.

(7)
Consists of (i) 3,920 shares of CoreWeave Class A common stock directly held by Glenn Hutchins; (ii) 10,640 shares of CoreWeave Class A common stock directly held by North Island Inferno Fund II LLC (“North Island Inferno”); and (iii) 384,840 shares of CoreWeave Class A common stock directly held by Tide Mill LLC (“Tide Mill”). Mr. Hutchins serves as investment manager for North Island Inferno and as such may be deemed to exercise shared voting and investment discretion over securities held by it. The managing member of Tide Mill is North Island Management, LLC (“NIM”). Mr. Hutchins serves as chairman of NIM and may be deemed to directly or indirectly exercise voting and investment discretion over the investments of Tide Mill. The business address of each of the aforementioned parties is: 330 Madison Avenue, 33rd Floor, New York, NY 10017.

(8)
Consists of (i) 1,280 shares of CoreWeave Class A common stock directly held by Margaret C. Whitman; and (ii) 1,300 shares of CoreWeave Class A common stock issuable upon the vesting and settlement of restricted stock units within 60 days of September 9, 2025.

(9)
The reported amounts represent the total of all securities beneficially owned by our directors and officers, consisting of (i) 26,096,801 shares of CoreWeave Class A common stock; (ii) 114,939,540 shares of CoreWeave Class B common stock; (iii) 1,176,487 shares of CoreWeave Class A common stock issuable upon the exercise of stock options which are exercisable within 60 days of September 9, 2025; (iv) 6,567,700 shares of CoreWeave Class B common stock issuable upon the exercise of stock options which are exercisable within 60 days of September 9, 2025; and (v) 513,608 shares of CoreWeave Class A common stock issuable upon the vesting and settlement of restricted stock units within 60 days of September 9, 2025.

(10)
Based on a statement filed on Schedule 13G with the SEC on April 1, 2025 by Magnetar Financial LLC (“MFL”), Magnetar Capital Partners LP, Supernova Management LLC and David J. Snyderman (collectively, with MFL, “Magnetar”), as well as a Form 4 filed by Magnetar on September 9, 2025, and Forms 3, as amended (collectively, the “Section 16 Reports”), filed with respect to transaction date March 27, 2025, by Magnetar, CW Opportunity LLC (“CW Opportunity”), and Magnetar Structured Credit Fund LP (“Magnetar SCF” and, together with Magnetar and CW Opportunity, the “Magnetar Entities”). Pursuant to the aforementioned disclosures, the securities reported as beneficially owned by the Magnetar Entities consist of (i) 7,140,206 shares of CoreWeave Class A common stock directly held by CW Opportunity 2 LP; (ii) 28,839,164 shares of CoreWeave Class A common stock directly held by CW Opportunity; (iii) 2,445,023 shares of CoreWeave Class A common stock and 1,335,913 shares of CoreWeave Class A common stock issuable upon the exercise of warrants directly held by Magnetar Alpha Star Fund LLC; (iv) 390,913 shares of CoreWeave Class A common stock directly held by Magnetar Capital Master Fund, Ltd; (v) 6,970,919 shares of CoreWeave Class A common stock and 1,457,361 shares of CoreWeave Class A common stock issuable upon the exercise of warrants directly held by Magnetar Constellation Master Fund Ltd; (vi) 8,901,058 shares of CoreWeave Class A common stock, 2,550,383 shares of CoreWeave Class A common stock issuable upon the exercise of warrants, and 119,625 shares of CoreWeave Class A common stock issuable upon the exercise of stock options directly held by Magnetar Lake Credit Fund LLC; (vii) 9,827,219 shares of CoreWeave Class A common stock, 242,891 shares of CoreWeave Class A common stock issuable upon the exercise of warrants, and 16,500 shares of CoreWeave Class A common stock issuable upon the exercise of stock options directly held by Magnetar Longhorn Fund LP; (viii) 1,941,236 shares of CoreWeave Class A common stock and 1,335,913 shares of CoreWeave Class A common stock issuable upon the exercise of warrants directly held by Magnetar SC Fund Ltd; (ix) 11,429,982 shares of CoreWeave Class A common stock, 728,678 shares of CoreWeave Class A common stock issuable upon the exercise of warrants, and 179,250 shares of CoreWeave Class A common stock issuable upon the exercise of stock options directly held by Magnetar SCF; (x) 4,932,036 shares of CoreWeave Class A common stock and 2,671,831 shares of CoreWeave Class A common stock issuable upon the exercise of warrants directly held by Magnetar Xing He Master Fund Ltd; (xi) 4,373,797 shares of CoreWeave Class A common stock, 1,700,255 shares of CoreWeave Class A common stock issuable upon the exercise of warrants, and 51,375 shares of CoreWeave Class A common stock issuable upon the exercise of stock options directly held by Purpose Alternative Credit Fund - F LLC; (xii) 1,153,675 shares of CoreWeave Class A common stock, 121,443 shares of CoreWeave Class A common stock issuable upon the exercise of warrants, and 8,250 shares of CoreWeave Class A common stock issuable upon the exercise of stock options directly held by Purpose Alternative Credit Fund - T LLC; and (xiii) 4,417,607 shares of CoreWeave Class A common stock directly held by Longhorn Special Opportunities Fund LP. Pursuant to the statement filed by Magnetar on Schedule 13G, Magnetar reported shared dispositive and voting power with respect to the securities collectively held by Magnetar and sole dispositive and voting power with respect to no securities. Pursuant to the Section 16 Reports, MFL, which is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, serves as investment adviser to each of CW Opportunity, CW Opportunity 2 LP, Magnetar Capital Master Fund, Ltd, Magnetar Constellation Master Fund, Ltd, Magnetar Longhorn Fund LP, Magnetar SC Fund Ltd, Magnetar Xing He Master Fund Ltd, Purpose Alternative Credit Fund - F LLC, Purpose Alternative Credit Fund - T LLC, and Longhorn Special Opportunities Fund LP. MFL is the general partner of Magnetar SCF and the manager of Magnetar Alpha Star Fund LLC and Magnetar Lake Credit Fund LLC. In such capacities, MFL may be deemed to indirectly exercise investment and voting discretion over securities directly held by them. Magnetar Capital Partners LP is the sole member and parent holding company of MFL. Supernova Management LLC is the general partner of Magnetar Capital Partners LP. David J. Snyderman is the manager of Supernova Management LLC. As such, each of Magnetar Capital Partners LP, Supernova Management LLC, and Mr. Snyderman may be deemed to indirectly exercise investment and voting discretion over securities directly held by each of the securityholders listed in this footnote (10). The business address of each of the aforementioned parties is 1603 Orrington Avenue, 13th Floor, Evanston, IL 60201.
(11)
Based solely on Amendment No. 1 to its statement filed with the SEC on August 6, 2025 on Schedule 13G by FMR LLC and Abigail P. Johnson (together, “FMR”), for themselves and on behalf of the following subsidiaries or affiliates of FMR: (i) FIAM LLC, Fidelity Diversifying Solutions LLC, Fidelity Management & Research Company LLC, and Strategic Advisers LLC, each as a beneficial owner in its capacity as a registered investment adviser, and (ii) Fidelity Institutional Asset Management Trust Company and Fidelity Management Trust Company, each as a beneficial owner in its capacity as a bank. Pursuant to the aforementioned statement, FMR LLC reported sole dispositive power over 25,016,050.65 shares of CoreWeave Class A common stock, sole voting power over 24,219,215.45 shares of CoreWeave Class A common stock, and shared dispositive or voting power over no securities. Ms. Johnson reported sole dispositive power over 25,016,050.65 shares of CoreWeave Class A common stock, and shared voting power and sole dispositive or voting power over no securities. Additionally, pursuant to the statement, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Advisers Act of 1940, as amended, to form a controlling group with respect to FMR LLC. The business address of each of the aforementioned parties is 245 Summer Street, Boston, Massachusetts 02210.

(12)
Based solely on a statement filed with the SEC on May 15, 2025 on Schedule 13G by NVIDIA Corporation (“NVIDIA”). Pursuant to the statement, NVIDIA reported sole dispositive and voting power with respect to 24,182,460 shares of CoreWeave Class A common stock and shared dispositive or voting power with respect to no securities. The business address of NVIDIA is 2788 San Tomas Expressway, Santa Clara, California 95051.

(13)
Based solely on a statement filed with the SEC on August 20, 2025 on Schedule 13G by Jane Street Group, LLC (“JS Group”), Jane Street Capital, LLC (“JS Capital”), Jane Street Options, LLC (“JS Options”), Jane Street Global Trading, LLC (“JS Trading”) and Jane Street Singapore Pte. Ltd (“JS Singapore”). Pursuant to the statement: (i) JS Group reported shared dispositive and voting power over 19,994,532 shares of CoreWeave Class A common stock and sole dispositive or voting power over no securities, (ii) JS Capital reported shared dispositive and voting power over 1,875,086 shares of CoreWeave Class A common stock and sole dispositive or voting power over no securities, (iii) JS Options reported shared dispositive and voting power over 11,049,400 shares of CoreWeave Class A common stock and sole dispositive or voting power over no securities, (iv) JS Trading reported shared dispositive and voting power over 5,693,017 shares of CoreWeave Class A common stock and sole dispositive or voting power over no securities, and (v) JS Singapore reported shared dispositive and voting power over 1,377,029 shares of CoreWeave Class A common stock and sole dispositive or voting power over no securities. The business address of JS Group, JS Capital, JS Options, and JS Trading is: 250 Vesey Street, 6th Floor, New York, NY 10281, and the business address of JS Singapore is: c/o Tricor Evatthouse Corporate Services (A division of Tricor Singapore Pte Ltd), 80 Robinson Road #02-00, Singapore 068898.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF CORE SCIENTIFIC
The following table sets forth certain information regarding the ownership of Core Scientific common stock as of September 11, 2025 by: (i) each director of Core Scientific; (ii) each named executive officer of Core Scientific; (iii) all current executive officers and directors of Core Scientific as a group; and (iv) all those known by Core Scientific to be beneficial owners of more than five percent of its common stock.
Core Scientific has determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, Core Scientific believes, based on information furnished to Core Scientific, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
Applicable percentages are based on 306,833,449 shares of Core Scientific common stock outstanding on September 11, 2025 and does not include 97,432,201 Tranche 1 Warrants and 11,987,114 Tranche 2 Warrants outstanding on that date. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, Core Scientific deemed to be outstanding all shares of Core Scientific common stock issuable upon the exercise of Tranche 1 Warrants and Tranche 2 Warrants held by such person and shares subject to any Core Scientific RSU Awards held by such person that would vest based on service-based vesting conditions within 60 days of September 11, 2025. Except as described above, Core Scientific did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise noted below, the address of each stockholder below is c/o Core Scientific, Inc., 838 Walker Road, Suite 21-2105, Dover, Delaware 19904.

	Beneficial Ownership of Core Scientific Common Stock
Name of Beneficial Owner	Number of Shares	Percent of Class
Directors and Named Executive Officers:
Adam Sullivan(2)	1,292,635	*
Todd M. DuChene(3)	1,439,132	*
Denise Sterling(4)	713,222	*
James P. Nygaard, Jr.(5)	335,002	*
Jeff Booth(6)	47,793	*
Jordan Levy(7)	158,993	*
Yadin Rozov(8)	107,793	*
Eric Weiss(9)	73,793	*
All current directors and executive officers as a group (7 individuals)	3,455,141	1.1%
5% Stockholders
The Vanguard Group(10)	27,249,215	8.9%
BlackRock, Inc.(11)	23,299,564	7.6%
Two Seas Capital LP(12)	19,122,842	6.2%
G1 Execution Services, LLC(13)	18,336,176	6.0%
Situational Awareness LP(14)	17,682,918	5.8%

*	Less than 1%
(1)
This table is based on information supplied by officers and directors and principal stockholders of Core Scientific and Schedules 13D and 13G and Forms 3 and 4 filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Core Scientific believes that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2)
Represents 1,118,531 shares of Core Scientific common stock owned by Mr. Sullivan and 114,364 Tranche 1 Warrants which are exercisable into shares of Core Scientific common stock at $6.81 per share and 59,740 shares of Core Scientific common stock issuable within 60 days of September 11, 2025.

(3)
Represents 881,090 shares of Core Scientific common stock owned by Mr. DuChene, 537,133 Tranche 1 Warrants which are exercisable into shares of Core Scientific common stock at $6.81 per share and 20,909 shares of Core Scientific common stock issuable within 60 days of September 11, 2025.

(4)
Represents 461,446 shares of Core Scientific common stock owned by Ms. Sterling, 123,696 Tranche 1 Warrants which are exercisable into shares of Core Scientific common stock at $6.81 per share, 103,080 Tranche 2 Warrants which are exercisable into shares of Core Scientific common stock at $.01 per share and 25,000 shares of common stock issuable within 60 days of September 11, 2025.

(5)	Represents 201,645 shares of Core Scientific common stock owned by Mr. Nygaard and 133,357 Tranche 1 Warrants which are exercisable into shares of Core Scientific common stock at $6.81 per share.
(6)	Represents 47,793 shares of Core Scientific common stock owned by Mr. Booth.
(7)	Represents 158,993 shares of Core Scientific common stock owned by Mr. Levy.
(8)	Represents 107,793 shares of Core Scientific common stock owned by Mr. Rozov.
(9)	Represents 73,793 shares of Core Scientific common stock owned by Mr. Weiss.
(10)
Based on a Schedule 13G filed with the SEC by The Vanguard Group on July 29, 2025. Of the shares of Core Scientific common stock beneficially owned, The Vanguard Group reported that it has sole dispositive power with respect to 26,589,700 shares, shared dispositive power with respect to 659,515 shares, sole voting power with respect to 0 shares, and shared voting power with respect to 306,408 shares. The Vanguard Group listed its principal place of business as 100 Vanguard Blvd., Malvern, PA 19355.

(11)
Based on a Schedule 13G filed with the SEC by BlackRock, Inc. on July 16, 2025. Of the shares of Core Scientific common stock beneficially owned, BlackRock, Inc. reported that it has sole dispositive power with respect to 23,299,564 shares, shared dispositive power with respect to 0 shares, sole voting power with respect to 22,773,781 shares, and shared voting power with respect to 0 shares. BlackRock, Inc. listed its principal place of business as 50 Hudson Yards, New York, New York 10001.

(12)
Based on a Schedule 13D filed with the SEC by Two Seas Capital LP, Two Seas Capital GP LLC and Sina Toussi (together, “Two Seas”) on August 8, 2025. Of the shares of Core Scientific common stock beneficially owned, Two Seas reported that it has sole dispositive power with respect to 19,122,842 shares, shared dispositive power with respect to 0 shares, sole voting power with respect to 19,122,842 shares, and shared voting power with respect to 0 shares. Two Seas listed its principal place of business as 32 Elm Place, 3rd Floor, Rye, New York 10580.

(13)
Based on a Schedule 13G filed with the SEC by G1 Execution Services, LLC, SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC on August 14, 2025. Of the shares of Core Scientific common stock beneficially owned, (i) G1 Execution Services, LLC reported that it has sole dispositive power with respect to 997 shares, shared dispositive power with respect to 18,336,176 shares, sole voting power with respect to 997 shares, and shared voting power with respect to 18,336,176 shares; (ii) SIG Brokerage, LP reported that it has sole dispositive power with respect to 93,916 shares, shared dispositive power with respect to 18,336,176 shares, sole voting power with respect to 93,916 shares, and shared voting power with respect to 18,336,176 shares; (iii) Susquehanna Investment Group reported that it has sole dispositive power with respect to 1,492,600 shares, shared dispositive power with respect to 18,336,176 shares, sole voting power with respect to 1,492,600 shares, and shared voting power with respect to 18,336,176 shares; and (iv) Susquehanna Securities, LLC reported that it has sole dispositive power with respect to 16,748,663 shares, shared dispositive power with respect to 18,336,176 shares, sole voting power with respect to 16,748,663 shares, and shared voting power with respect to 18,336,176 shares. G1 Execution Services, LLC listed its principal place of business as 175 W. Jackson Blvd., Suite 1700, Chicago, IL 60604. SIG Brokerage, LP, Susquehanna Investment Group and Susquehanna Securities, LLC each listed their principal place of business as 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004.

(14)
Based on a Schedule 13D filed with the SEC by Situational Awareness LP, SAI AI GP LP, Situational Awareness LLC, Situational Awareness Partners LP, Leopold Aschenbrenner and Carl Shulman (together, “Situational Awareness”) on August 19, 2025. Of the shares of Core Scientific common stock beneficially owned, Situational Awareness reported that it has sole dispositive power with respect to 0 shares, shared dispositive power with respect to 17,682,918 shares, sole voting power with respect to 0 shares, and shared voting power with respect to 17,682,918 shares. Situational Awareness listed its principal place of business as 512 Second Street, Suite 400, San Francisco, CA 94107.

Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires Core Scientific’s directors, officers and beneficial owners of more than 10% of a registered class of Core Scientific’s equity securities to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are also required to furnish Core Scientific with copies of all Section 16(a) reports they file.
Based solely on Core Scientific’s review of the copies of such reports received by Core Scientific in the year ended December 31, 2024, or written representations from certain reporting persons, Core Scientific believes that no director, officer or beneficial owner of more than 10% of the outstanding Core Scientific common stock failed to file on a timely basis the reports required under Section 16(a) of the Exchange Act during the year ended December 31, 2024, except for the Form 4 for an Core Scientific RSU Award grant to Denise Sterling, Core Scientific’s former Executive Vice President, Chief Financial Officer in connection with her transition agreement entered into with Core Scientific which was filed fifteen business days late.

EXPERTS
The financial statements of CoreWeave, Inc. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this proxy statement/prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The financial statements of CoreWeave, Inc. for the year ended December 31, 2022 included in this proxy statement/prospectus have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The consolidated financial statements of Core Scientific appearing in Core Scientific’s Annual Report (Form 10-K) for the year ended December 31, 2024, and the effectiveness of Core Scientific’s internal control over financial reporting as of December 31, 2024 have been audited by Marcum LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as an expert in accounting and auditing.
LEGAL MATTERS
The validity of the shares of CoreWeave common stock to be issued to Core Scientific stockholders pursuant to the Merger will be passed upon by Davis Polk & Wardwell LLP.
Certain U.S. federal income tax consequences relating to the transactions will be passed upon for CoreWeave by Davis Polk & Wardwell LLP, counsel to CoreWeave, and for Core Scientific by Wachtell, Lipton, Rosen & Katz, counsel to Core Scientific.
FUTURE CORE SCIENTIFIC STOCKHOLDER PROPOSALS
If the Merger Agreement is approved by the requisite vote of Core Scientific’s stockholders and the Merger is completed, Core Scientific will become a wholly owned subsidiary of CoreWeave and, consequently, will not hold subsequent annual meetings of its stockholders. After the completion of the Merger, Core Scientific stockholders would be entitled to participate, as stockholders of CoreWeave following the Merger, in the annual meetings of the stockholders of CoreWeave. CoreWeave and Core Scientific currently expect to complete the Merger in the fourth quarter of 2025.
If the Merger Agreement is not adopted by the requisite vote of holders of Core Scientific common stock or if the Merger is otherwise not completed for any reason in 2025, Core Scientific intends to hold an annual meeting of its stockholders in 2026. Core Scientific’s proxy statement for the 2025 annual meeting of Core Scientific stockholders contained information regarding presentation of stockholder proposals under Rule 14a-8 or other business or nominations at a 2026 annual meeting of Core Scientific stockholders.
Any Core Scientific stockholder who desires to submit a proposal for action at the 2026 annual meeting of Core Scientific stockholders and wishes to have the proposal (“Rule 14a-8 Proposal”) included in Core Scientific’s proxy materials must follow the procedures set forth in Rule 14a-8 under the Exchange Act and must submit the Rule 14a-8 Proposal in writing to Core Scientific’s Corporate Secretary at its principal executive offices no later than November 28, 2025, in addition to complying with certain rules and regulations promulgated by the SEC. Only those Rule 14a-8 Proposals that are timely received by Core Scientific and proper for stockholder action (and otherwise proper) will be included in Core Scientific’s proxy materials.
Alternatively, in accordance with the advance notice provisions of the Core Scientific bylaws, stockholders seeking to present a stockholder proposal or nomination at the 2026 annual meeting of Core Scientific stockholders, without having it included in Core Scientific’s proxy materials, must timely submit notice of such proposal or nomination. To be timely, a stockholder’s notice must be received in writing by Core Scientific’s Corporate Secretary at its principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, before the first anniversary of the 2025 annual meeting of Core Scientific stockholders, unless the date of the 2026 annual meeting of Core Scientific stockholders is advanced by more than 30 days or delayed by more than 70 days from the anniversary of the 2025 annual meeting of Core Scientific stockholders. For the 2026 annual meeting of Core Scientific stockholders, this means that any such proposal or nomination must be submitted no earlier than January 12, 2026 and no later than February 11, 2026. If the date of the 2026 annual meeting of Core Scientific stockholders is advanced by more than 30 days or delayed by more than 70 days from the anniversary of the 2025 annual meeting of Core Scientific stockholders, the stockholder must submit any such proposal or nomination no earlier than the close of business on the 120th day prior to the 2026 annual meeting of Core Scientific stockholders and not later than the close of business on the later of the 90th day prior to the 2026 annual meeting of Core Scientific stockholders or the 10th day following the day on which public announcement of the date of the 2026 annual meeting of Core Scientific stockholders is first made by Core Scientific.
In addition to satisfying the deadlines in the advance notice provisions of the Core Scientific bylaws, to comply with the universal proxy rules, a Core Scientific stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must include in their notice the information required by Rule 14a-19 under the Exchange Act.
Notice of any proposals or nominations for the 2026 annual meeting of Core Scientific stockholders should be sent to Core Scientific’s Corporate Secretary at c/o Core Scientific, Inc., 838 Walker Road, Suite 21-2105, Dover, Delaware 19904.
HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Special Meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of Special Meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.
For the Special Meeting, a number of brokers with accountholders who are Core Scientific stockholders will be “householding” Core Scientific’s Special Meeting materials. These brokers will deliver one copy of this proxy statement/prospectus to stockholders that share an address, unless contrary instructions have been received from the affected stockholders. Once a broker notifies stockholders that the broker will be “householding” communications, “householding” will continue until the affected stockholders are notified otherwise or revoke their consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate set of Special Meeting materials, please notify your broker or Core Scientific, Inc. Direct your written request to 838 Walker Road, Suite 21-2105, Dover, Delaware 19904, Attn: Corporate Secretary, or call (512) 402-5233.

WHERE YOU CAN FIND MORE INFORMATION
CoreWeave and Core Scientific file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains a website that has reports, proxy and information statements and other information about CoreWeave and Core Scientific. The address of that site is https://www.sec.gov. The reports and other information filed by CoreWeave and Core Scientific with the SEC are also available at their respective websites, which are https://investors.coreweave.com/ and https://investors.corescientific.com/. Information on these websites is not part of this proxy statement/prospectus.
CoreWeave has filed a registration statement on Form S-4 to register with the SEC the shares of CoreWeave common stock and CoreWeave warrants to be issued to Core Scientific stockholders in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of CoreWeave in addition to being the proxy statement of Core Scientific for the Special Meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about CoreWeave and CoreWeave common stock. The rules and regulations of the SEC allow Core Scientific to omit certain information included in the registration statement from this proxy statement/prospectus. You may obtain a free copy of the registration statement, this proxy statement/prospectus as well as any amendments, schedules and exhibits by written or oral request to the address set forth below:
CoreWeave, Inc.
290 W Mt. Pleasant Ave., Suite 4100
Livingston, NJ
Attention: Investor Relations
(973) 270-9737
The SEC allows Core Scientific to “incorporate by reference” information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Core Scientific has previously filed with the SEC and any additional documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this registration statement and after the effectiveness of this proxy statement/prospectus and until the date that the offering is terminated (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Core Scientific and its financial performance.
This proxy statement/prospectus incorporates by reference the documents set forth below previously filed with the SEC:
•	Core Scientific’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on February 27, 2025.
•	Core Scientific’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, which were filed on May 7, 2025 and August 8, 2025, respectively;
•
Core Scientific’s Current Reports on Form 8-K filed on March 4, 2025, March 13, 2025, May 2, 2025, May 13, 2025, May 16, 2025, May 27, 2025 and July 7, 2025 (other than the portions of those documents not deemed to be filed).

•	Core Scientific’s Definitive Proxy Statement on Schedule 14A for Core Scientific’s 2025 annual stockholder meeting, filed on March 28, 2025.
•
The description of Core Scientific’s registered securities filed as Exhibit 4.11 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including any amendments or reports filed for the purpose of updating such information.

CoreWeave has supplied all information contained in this proxy statement/prospectus relating to CoreWeave, and Core Scientific has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Core Scientific.

Documents incorporated by reference are available from Core Scientific without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. you may obtain these documents incorporated by reference by requesting them in writing or by telephone from the following address and telephone number:
Core Scientific, Inc.
838 Walker Road, Suite 21-2105
Dover, Delaware 19904
Attention: Investor Relations
(512) 402-5233
ir@corescientific.com
To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting. Therefore, if you would like to request documents from Core Scientific, please do so by October 23, 2025 in order to receive them before the Special Meeting.
Neither CoreWeave nor Core Scientific has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.
If you are in a jurisdiction in which offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.
This proxy statement/prospectus is dated September 26, 2025. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to Core Scientific stockholders nor the issuance of shares of CoreWeave common stock in the Merger will create any implication to the contrary.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among

COREWEAVE, INC.,

MIAMI MERGER SUB I, INC.,

and

CORE SCIENTIFIC, INC.

dated as of July 7, 2025

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 7, 2025, by and among CoreWeave, Inc. (“Parent”), a Delaware corporation, Miami Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Core Scientific, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, the board of directors of Parent (the “Parent Board”) and the board of directors of the Company (the “Company Board”) each propose to effect a transaction pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”) and pursuant to which each share of common stock of the Company, $0.00001 par value per share (the “Company Common Stock”), outstanding at the Effective Time will be converted into the right to receive a number of newly issued, fully paid and non-assessable shares of Class A common stock of Parent, $0.000005 par value per share (the “Parent Class A Common Stock”), equal to the Exchange Ratio, as more fully provided in this Agreement;
WHEREAS, the Company Board has unanimously (i) determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable, fair to and in the best interests of the Company and its stockholders (the “Company Stockholders”), (ii) approved and deemed advisable the execution and delivery of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger and (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company Stockholders and resolved to recommend that the Company Stockholders approve the Merger and adopt this Agreement (the “Company Board Recommendation”);
WHEREAS, the Parent Board has unanimously (i) determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable and in the best interests of Parent and its stockholders (the “Parent Stockholders”) and (ii) approved and deemed advisable the execution and delivery of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger and the issuance of shares of Parent Class A Common Stock, the New Tranche 1 Warrants (as defined below) and the New Tranche 2 Warrants (as defined below), in each case in connection therewith;
WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (i) unanimously determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable and in the best interests of Merger Sub and its sole stockholder, (ii) unanimously approved and deemed advisable the execution and delivery of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger, and (iii) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Contemplated Transactions, including the Merger; and
WHEREAS, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined below) and the Treasury Regulations (as defined below), and that this Agreement will be a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).
NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01. Certain Definitions. For purposes of this Agreement:
“Acceptable Confidentiality Agreement” means any agreement with the Company that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receive information of, or with respect to, the Company or any of its Subsidiaries to keep such information confidential, subject to customary exceptions; provided, however, that, in each case, (i) the provisions contained therein are no less favorable in the aggregate to the Company and no less restrictive on the Company’s counterparty (and its Affiliates and representatives) than the terms of the Non-Disclosure Agreement (but, for the avoidance of doubt, such confidentiality agreement need not contain a “standstill” or similar obligation), and (ii) such agreement does not contain any provision that prohibits the Company from satisfying its obligations to provide disclosure to Parent pursuant to Section 7.04.
“Acquisition Proposal” means any bona fide indication of interest, inquiry, proposal or offer, whether or not in writing, from any Person (other than Parent or any of its Subsidiaries), relating to any transaction or series of related transactions (other than the transactions set forth on Section 1.01(a) of the Company Disclosure Letter) involving the (a) direct or indirect acquisition or purchase of a business or assets that constitutes twenty percent (20%) or more of the consolidated net revenues, net income or the assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, (b) direct or indirect issuance, acquisition or purchase of twenty percent (20%) or more of any class of equity securities, capital stock or voting securities (or any equity securities convertible into or exchangeable or redeemable for any such equity securities, capital stock or voting securities) of the Company or any of its Subsidiaries whose business or assets constitute twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (c) tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person (other than Parent or any of its Subsidiaries) or group beneficially owning 20% or more of any class of equity securities, capital stock or voting securities of the Company (or any equity securities convertible into, or exchangeable or redeemable for, any such equity or voting securities), (c) merger, consolidation, amalgamation, restructuring, transfer of assets or other business combination, joint venture, liquidation, dissolution, sale of shares of capital stock, share exchange, recapitalization or other similar transaction involving the Company or any of its Subsidiaries that if consummated would result in any Person (other than Parent or any of its Subsidiaries) acquiring businesses or assets that constitute twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole or (d) any combination of the foregoing of clauses (a) through (c).
“Action” means any claim, controversy, charge, cause of action, complaint, demand, audit, dispute, examination, mediation, action, suit, arbitration, investigation, litigation, subpoena, enforcement action or other legal proceeding (including any civil, criminal, administrative, regulatory, appellate or other legal proceeding), whether at equity or at law, in contract, in tort or otherwise.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Antitrust Laws” mean the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act, state antitrust laws, and all other applicable Laws (including non-U.S. Laws), and rules and regulations promulgated thereunder, issued by a Governmental Body that are designed or intended to preserve or protect competition; prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position; or prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.
“Business Day” means any day that is not a Saturday, a Sunday or a day on which commercial banks are authorized or required by applicable law to close in New York, New York.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company 2029 Convertible Notes” means the Company’s 3.00% Convertible Senior Notes due 2029 issued under the Company 2029 Notes Indenture.
“Company 2029 Notes Indenture” means that certain Indenture, dated August 19, 2024, between the Company and U.S. Bank Trust Company, National Association, as Trustee, as amended, restated, supplemented or otherwise modified from time to time, governing the terms of the Company 2029 Convertible Notes.
“Company 2031 Convertible Notes” means the Company’s 0.00% Convertible Senior Notes due 2031 issued under the Company 2031 Notes Indenture.

“Company 2031 Notes Indenture” means that certain Indenture, dated December 5, 2024, between the Company and U.S. Bank Trust Company, National Association, as Trustee, as amended, restated, supplemented or otherwise modified from time to time, governing the terms of the Company 2031 Convertible Notes.
“Company Balance Sheet Date” means March 31, 2025.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Convertible Notes” means, collectively, the Company 2029 Convertible Notes and the Company 2031 Convertible Notes.
“Company CVR Agreement” means that certain Contingent Value Rights Agreement, dated as of January 23, 2024, by and between the Company and Computershare Inc. and its affiliate, Computershare Trust Company, N.A.
“Company Employee” means each individual who is an employee of the Company or its Subsidiaries as of the relevant time.
“Company Equity Plans” means the Company 2024 Stock Incentive Plan, the Company 2021 Equity Incentive Plan and the Company 2018 Omnibus Incentive Plan.
“Company ESPP” means the Company’s 2021 Employee Stock Purchase Plan, as amended.
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 4.01 (Organization and Corporate Power) (solely with respect to the first, fourth and fifth sentences thereof); Section 4.02 (Authorization; Valid and Binding Agreement); Section 4.03(c) (other than the third and fourth sentences thereof) and Section 4.03(e) (Capital Stock); Section 4.04(b) (Subsidiaries); Section 4.05 (No Breach) (solely with respect to clause (a) thereof); Section 4.25 (Brokerage); Section 4.27 No Rights Agreement); and Section 4.28 (Fairness Opinion).
“Company Fundamental Representations – De Minimis” means the representations and warranties of the Company set forth in Section 4.03(a), Section 4.03(b) and the third and fourth sentences of Section 4.03(c) (Company Capital Stock).
“Company Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development, that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence, state of facts or development to the extent related to or resulting from: (i) general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate; (ii) acts of god, weather conditions or environmental events and natural disasters (including any earthquakes, floods, hurricanes, tropical storms, fires, or other natural disasters), health emergencies, pandemics or epidemics (or the escalation of any of the foregoing) and any governmental or industry responses thereto; (iii) political or geopolitical conditions (including tariffs and sanctions), the occurrence or the escalation or worsening of any military or terrorist actions or cyberterrorism (including cyberterrorism data breaches), civil or political unrest, acts of war, hostilities or sabotage; (iv) changes in general economic, financial or market conditions, including changes in the artificial intelligence, financial, banking, currency, bitcoin, bitcoin mining, cryptocurrency, electricity, energy, power or securities markets and changes in cryptocurrency prices, commodity prices and regulatory, legislative or political conditions; (v) changes in the prices of commodities, bitcoin or other digital assets after the date hereof; (vi) changes in GAAP after the date hereof; (vii) changes in Laws or Orders after the date hereof; (viii) changes in the Company’s stock price or the trading volume of the Company’s stock or any change in the credit rating of the Company (provided, that, the underlying causes of any such change, to the extent not otherwise excluded from the definition of a Company Material Adverse Effect, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); (ix) the failure of the Company to meet internal or analysts’ expectations, projections or results of operations (provided, that, the underlying causes of such failure to meet expectations, projections or results of operations, to the extent not otherwise excluded from the definition of a Company Material Adverse Effect, may be taken into account in determining whether there has been a Company Material Adverse Effect); (x) any material adverse effect on the business, assets, results of operations or financial condition of Parent or its Subsidiaries and any impact thereof on the Company or its Subsidiaries; (xi) breaches or threatened breaches by Parent or any of its Subsidiaries of any commercial Contract with the Company or any of its Subsidiaries; (xii) the execution or delivery of this Agreement, the announcement of this Agreement or the Contemplated Transactions, the identity of the Parties or the taking of any action required by this Agreement, including the impact of any of the foregoing on the relationships of the Company or any of its Subsidiaries with Governmental Bodies, customers, suppliers, power providers, utility companies, contractors, partners, officers, employees or other business relations (it being understood that this clause (xii) shall not apply to a breach of the representations and warranties set forth in Sections 4.02, 4.05, 4.06, 4.15(i) or the first sentence of 4.18(e) or the accuracy of such representations and warranties for the purposes of the closing condition set forth in Section 8.02(a)); (xiii) Transaction Litigation (provided, that, the underlying causes of any such litigation, to the extent not otherwise excluded from the definition of a Company Material Adverse Effect, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred) and (xiv) any action (1) expressly required by this Agreement, (2) taken by the Company or any of the Company Subsidiaries with Parent’s written consent, to the extent the consequences thereof are reasonably foreseeable, or taken at Parent’s written request or (3) any failure by the Company or any of the Company Subsidiaries to take any action as a result of Parent’s or any of Parent’s Subsidiaries’ failure or delay in providing consent, to the extent such failure or delay in providing consent would reasonably be expected to have a materially adverse effect on the Company or its Subsidiaries; provided, however, that if any change, effect, event, circumstance, occurrence, state of facts or development described in any of clauses (i) through (vii) has or has had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, then the incremental disproportionate adverse effect (and only the incremental disproportionate adverse effect) may be taken into account in determining whether a Company Material Adverse Effect has occurred.
“Company Option” means an option to purchase shares of Company Common Stock granted pursuant to a Company Equity Plan.
“Company Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.
“Company Plan” means a Plan that the Company or any of its Subsidiaries is a party to, sponsors, maintains, contributes to, or is obligated to contribute to, in each case, for the benefit of any current or former employee, officer, individual independent contractor or director of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any Liability. For clarity, “Company Plans” includes “Company Equity Plans.”
“Company Preferred Stock” means the preferred stock of the Company, par value $0.00001 per share.
“Company PSU Award” means each Company RSU Award that vests or is earned subject to the achievement of performance conditions.
“Company RSU Award” means each award of restricted stock units representing the right to vest in and be issued shares of Company Common Stock granted pursuant to a Company Equity Plan, other than each Company PSU Award.
“Company Secured Debt Documents” means, collectively, that certain Amended and Restated Equipment Schedule No. 10, dated as of September 18, 2023, by and among ACM ELF ST LLC, Core Scientific, Inc. and Core Scientific Operating Company and made in connection with the Master Equipment Lease Agreement #32109 dated as of June 3, 2021, in each case, as amended, modified, refinanced or replaced from time to time.
“Company Warrant Agreement” means that certain Warrant Agreement, dated as of January 23, 2024 by and between the Company and Computershare Inc. and its affiliate, Computershare Trust Company, N.A.
“Company Warrants” means the Tranche 1 Warrants and the Tranche 2 Warrants.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Permit).
“Contemplated Transactions” means each of the transactions contemplated by this Agreement, including the Merger.
“Contract” means any agreement, contract, subcontract, lease, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, order form, license, sublicense, commitment or letter of intent, term sheet, indication of interest or similar document or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates, in each case excluding any Company Plan.

“CVRs” shall have the meaning set forth in the Company CVR Agreement.
“Data Center Customer Contract” means the primary or base (i) license, lease, sublease or other Contract with any Person pursuant to which the Company or any of its Subsidiaries gives such Person a right to use or occupy space at any Company Real Property or (ii) master service agreement pursuant to which the Company or any of its Subsidiaries provides services to a Person related to such Person’s use or occupancy of space at any Company Real Property, in each case, other than any Contract to which Parent or any of its Subsidiaries or Affiliates is a party.
“Development Contracts” means the development agreements, general contractor contracts, architect contracts, development management agreements, Electric Contracts engineering contracts and all other design, consulting, service or construction contracts, in each case related to the construction or development of a Development Property.
“Digital Assets” means any cryptographic tokens, cryptographic coins, cryptographic currencies or other cryptographic assets.
“DTC” means The Depository Trust Company.
“Electric Contract” means each Contract between the Company or any of its Subsidiaries, on the one hand, and a utility company or electric power provider, on the other hand, that provides for or enables (i) construction, design or engineering of electric infrastructure (including any contributions in aid of construction); (ii) interconnection for purposes of receiving electric service; (iii) purchase of any long-lead electrical equipment; (iv) purchase of electric power or electric energy; or (v) initiation or completion of any studies necessary to determine feasibility of electric service or facilities necessary to provide electric service.
“Environmental Laws” means all Laws and Orders, concerning pollution or protection of the environment or natural resources, the handling, transportation, treatment, storage, distribution, labeling, Release, threatened Release, control or cleanup of any Hazardous Substances, and health and safety (as it relates to exposure to Hazardous Substances, noise, vibration, heat or odor) and all Permits issued or required to be issued thereunder (“Environmental Permits”).
“ERISA Affiliate” means, with respect to any entity, any other entity, trade or business (whether or not incorporated) which is, or has at any relevant time been, treated as a single employer under Section 414 of the Code.
“Exchange Ratio” means 0.1235.
“Excluded Information” means any (1) description of all or any portion of any debt financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for private placements of non-convertible bonds pursuant to Rule 144A under the Securities Act, (2) risk factors relating to, or any description of, all or any component of any debt financing, (3) historical financial statements or other information required by Rule 3-03(e), 3 03(e), Rule, 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act; any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act or XBRL exhibits; or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a “Rule 144A-for-life” offering, (5) consolidating financial statements, separate Subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280, (6) financial statements or other financial data (including selected financial data) for any period earlier than the year ended December 31, 2023, (7) financial information that the Company does not maintain in the ordinary course of business, (8) information not reasonably available to the Company under its current reporting systems, (9) (x) pro forma financial information or pro forma financial statements or (y) projections or (10) any financial statements whatsoever other than those of the Company that have been publicly filed in its Form 10-K for the fiscal years ended December 31, 2023 and December 31, 2024 and its Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024, September 30, 2024 and March 31, 2025.
“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.
“FERC” means the Federal Energy Regulatory Commission, and any successor thereto.

“FPA” means the Federal Power Act and the implementing regulations of FERC thereunder.
“Fraud” means actual and intentional fraud under the common law of Delaware (and shall exclude any claim based on equitable fraud, constructive knowledge, reckless or negligent misrepresentation or any similar theory).
“GAAP” means United States generally accepted accounting principles.
“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including without limitation any arbitrator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.
“Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company or any of its Subsidiaries, on the one hand, and a Governmental Body, on the other hand, or entered into by the Company or any of its Subsidiaries as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Body.
“Hazardous Substance” means petroleum, polychlorinated biphenyls, asbestos or asbestos-containing materials, radioactive materials, per- and polyfluoroalkyl substances, noise or any hazardous substance as defined in CERCLA or any waste, material or substance that is regulated, defined or designated as dangerous, hazardous, radioactive, explosive, toxic or a pollutant or contaminant under or pursuant to any Environmental Law.
“In the Money Option” means each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time that has a per share exercise price that is less than the Per Company Share Price.
“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (i) for borrowed money; (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) pursuant to securitization or factoring programs or arrangements; (iv) pursuant to guarantees of any Indebtedness of any other Person (other than between or among such Person and its Subsidiaries); (v) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); (vi) in the form of capital lease obligations of such Person; (vii) in the form of reimbursement obligations of such Person under letters of credit to the extent such letters of credit have been drawn; and (viii) in the form of deferred purchase price of any assets or property, earnout, holdback or similar payments (other than trade payables incurred in the ordinary course of business).
“Indentures” means each of the Company 2029 Notes Indenture and the Company 2031 Notes Indenture.
“Intellectual Property” means any and all intellectual property or similar proprietary rights throughout the world, including any and all of the following, and any and all rights in, arising out of, or associated therewith: (a) patents (including utility and design patents), patent applications (including divisionals, continuations, continuations in part, provisionals, and renewal applications), statutory invention registrations and similar or equivalent rights in inventions and designs, and renewals, reexaminations, substitutions, extensions or reissues thereof (“Patents”); (b) trademarks, service marks, trade dress, trade names, logos and other designations of origin (whether or not registered), the goodwill associated with the foregoing, registrations and applications to register the foregoing, and extensions, modifications and renewals thereof; (c) Internet domain names and social media identifiers, and any goodwill associated therewith; (d) copyrights, copyrightable writings and any other equivalent rights in works of authorship (whether or not registered), including rights in databases, data collections and Software, registrations and applications for registration of the foregoing, and renewals, reversions, restorations, derivative works or extensions of any of the foregoing, now or hereafter provided by applicable Law, regardless of the medium of fixation or means of expression; (e) trade secrets and industrial secret rights, rights in know-how, data, confidential or proprietary business or technical information, including formulae, concepts, methods, techniques, source code, documentation, inventions (whether or not patentable), procedures, processes (including manufacturing and production processes), algorithms, schematics, drawings, blueprints, manuals, specifications, prototypes, models, designs, customer lists and supplier lists, financial and marketing plans, and pricing and cost information, in each case, that derives independent economic value, whether actual or potential, from not being known to other persons, (collectively, “Trade Secrets”“)); (f) other similar or equivalent intellectual property and proprietary rights anywhere in the world; and (g) rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Intervening Event” means any material event, change, effect, development or occurrence first occurring or arising after the date of this Agreement and prior to the Company Stockholder Approval that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, to the Company Board as of or prior to the execution of this Agreement and (ii) does not relate to (A) any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal, (B) any change in the market price or trading volume of the Company Common Stock or Parent Common Stock (provided, that the underlying cause of such change may be taken into account, to the extent otherwise permitted by this definition), (C) the fact, in and of itself, that the Company or any of its Subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause thereof may be taken into account, to the extent otherwise permitted by this definition), (D) any action taken by the Parties pursuant to the affirmative covenants set forth in Section 7.05, or (E) any breach of this Agreement by the Company.
“IT Assets” means any and all computers, Software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and other information technology equipment.
“Knowledge” of the Company or Parent, as applicable, means, with respect to any matter in question, the actual knowledge of any of such Party’s executive officers listed on Section 1.1(b) of the Company Disclosure Letter (such persons, the “Company Knowledge Persons”) or Section 1.01 of the Parent Disclosure Letter (such persons, the “Parent Knowledge Persons”), as applicable, in each case after reasonable inquiry of their direct reports.
“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, Permit, rule, regulation, guidance document or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and, for the sake of clarity, includes Environmental Laws.
“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.
“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, lease, sublease, charge, option, preemptive right, right of first refusal, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, encumbrance or restriction, in each case, other than transfer restrictions under applicable securities laws.
“New Tranche 1 Warrants” shall have the meaning set forth in the Company Warrant Agreement.
“New Tranche 2 Warrants” shall have the meaning set forth in the Company Warrant Agreement.
“Order” means any decision, award, writ, judgment, decree, ruling, verdict, injunction, assessment, penalty, or similar order made, issued or entered by, or settlement with, any Governmental Body.
“Organizational Documents” means, with respect to any Person (other than a natural Person), (a) the certificate or articles of incorporation, organization, amalgamation or continuation and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, limited liability agreement, voting agreement, shareholders agreement and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Parent Capital Stock” means the Parent Common Stock and the Parent Preferred Stock.
“Parent Class A Common Stock” means the shares of Class A common stock, par value $0.000005 per share, of Parent.
“Parent Class B Common Stock” means the shares of Class B common stock, par value $0.000005 per share, of Parent.
“Parent Class C Common Stock” means the shares of Class C common stock, par value $0.000005 per share, of Parent.

“Parent Common Stock” means, collectively, the Parent Class A Common Stock, the Parent Class B Common Stock and the Parent Class C Common Stock.
“Parent Developments Properties” means the Company Real Property set forth on Section 1.01(c) of the Company Disclosure Letter.
“Parent Equity Award” means each Parent Option, Parent RSU Award or other equity award issued pursuant to a Parent Equity Plan.
“Parent Equity Plans” means each of Parent’s 2025 Equity Incentive Plan and 2019 Stock Option Plan, as amended.
“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Section 5.01 (Organization and Corporate Power) (solely with respect to the first, fourth and fifth sentences thereof); Section 5.02 (Authorization; Valid and Binding Agreement); Section 5.03(b) (other than the third and fourth sentences thereof) (Parent Capital Stock); the third sentence of Section 5.04(b) (Subsidiaries); and Section 5.05 (No Breach) (solely with respect to clause (a) thereof); and Section 5.13 (Brokerage).
“Parent Fundamental Representations – De Minimis” means the representations and warranties of Parent set forth in Section 5.03(a) and the third and fourth sentences of Section 5.03(b) (Parent Capital Stock).
“Parent Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development, that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence, state of facts or development to the extent related to or resulting from: (i) general business or economic conditions affecting the industry in which Parent and its Subsidiaries operate; (ii) acts of god, weather conditions or environmental events and natural disasters (including any earthquakes, floods, hurricanes, tropical storms, fires, or other natural disasters), health emergencies, pandemics or epidemics (or the escalation of any of the foregoing) and any governmental or industry responses thereto; (iii) political or geopolitical conditions (including tariffs and sanctions), the occurrence or the escalation or worsening of any military or terrorist actions or cyberterrorism (including cyberterrorism data breaches), civil or political unrest, acts of war, hostilities or sabotage; (iv) changes in general economic, financial or market conditions, including changes in the artificial intelligence, financial, banking, currency, bitcoin, bitcoin mining, cryptocurrency, electricity, energy, power or securities markets and changes in cryptocurrency prices, commodity prices and regulatory, legislative or political conditions; (v) changes in the prices of commodities, bitcoin or other digital assets after the date hereof; (vi) changes in GAAP after the date hereof; (vii) changes in Laws or Orders after the date hereof; (viii) changes in Parent’s stock price or the trading volume of Parent’s stock or any change in the credit rating of Parent (provided, that, the underlying causes of any such change, to the extent not otherwise excluded from the definition of a Parent Material Adverse Effect, may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred); (ix) the failure of Parent to meet internal or analysts’ expectations, projections or results of operations (provided, that, the underlying causes of such failure to meet expectations, projections or results of operations, to the extent not otherwise excluded from the definition of a Parent Material Adverse Effect, may be taken into account in determining whether there has been a Parent Material Adverse Effect); (x) breaches or threatened breaches by the Company or any of its Subsidiaries of any commercial Contract with Parent or any of its Subsidiaries; (xi) the execution or delivery of this Agreement, the announcement of this Agreement or the Contemplated Transactions, the identity of the Parties or the taking of any action required by this Agreement, including the impact of any of the foregoing on the relationships of Parent or any of its Subsidiaries with Governmental Bodies, customers, suppliers, power providers, utility companies, contractors, partners, officers, employees or other business relations (it being understood that this clause (xi) shall not apply to a breach of the representations and warranties set forth in Sections 5.02, 5.05, 5.06 or the accuracy of such representations and warranties for the purposes of the closing condition set forth in Section 8.03(a)); (xii) Transaction Litigation (provided, that, the underlying causes of any such litigation, to the extent not otherwise excluded from the definition of a Parent Material Adverse Effect, may be taken into consideration when determining whether a Parent Material Adverse Effect has occurred); and (xiii) any action expressly required by this Agreement or any action taken by Parent or any of the Subsidiaries of Parent at the Company’s written request or with the Company’s consent); provided, however, that if any change, effect, event, circumstance, occurrence, state of facts or development described in any of clauses (i) through (vii) has or has had a disproportionate adverse effect on Parent and its

Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, then the incremental disproportionate adverse effect (and only the incremental disproportionate adverse effect) may be taken into account in determining whether a Parent Material Adverse Effect has occurred.
“Parent 2021 Note Purchase Agreement” means the Note Purchase Agreement, dated as of October 19, 2021, as amended, restated, supplemented or otherwise modified from time to time, among Parent, Magnetar Financial LLC and the lenders named on the Schedule of Lenders attached thereto.
“Parent 2022 Note Purchase Agreement” means the Note Purchase Agreement, dated as of October 17, 2022, as amended, restated, supplemented or otherwise modified from time to time, among Parent and the lenders party thereto.
“Parent Option” means each award granted pursuant to a Parent Equity Plan of an option to purchase shares of Parent Class A Common Stock.
“Parent Preferred Stock” means the preferred stock of Parent, par value $0.000005 per share.
“Parent RSU Award” means each award of restricted stock units representing the right to vest in and be issued shares of Parent Class A Common Stock granted pursuant to a Parent Equity Plan.
“Parent Warrants” means the warrants, as amended, restated, supplemented or otherwise modified from time to time, to purchase Parent Class A Common Stock issued pursuant to the Parent 2022 Note Purchase Agreement.
“PEO Plan” means each Company Plan that is sponsored or maintained by a professional employer organization.
“Per Company Share Price” means (i) the Exchange Ratio multiplied by (ii) the average of the volume weighted average trading prices of Parent Class A Common Stock (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) on each of the 5 consecutive trading days ending on (and including) the last trading day prior to the date of the Effective Time.
“Permits” means all approvals, authorizations, certificates, clearances, consents, exemptions, franchises, grants, licenses, orders, permits, qualifications, registrations, waivers or other similar authorizations of all Governmental Bodies, including Environmental Permits.
“Permitted Liens” means (a) statutory Liens for Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves are established in the financial statements in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts which are not delinquent (or which are being contested in good faith by appropriate proceedings), and which are not, individually or in the aggregate, significant, (c) solely with respect to real property, zoning, entitlement, building and other land use regulations or restrictions imposed by a Governmental Body having jurisdiction over the Company Real Property that do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with the Company’s business, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Company Real Property that do not, individually or in the aggregate, materially impair the operation or use of such real property for the purposes for which it is currently used in connection with the Company’s business, (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents, (g) Liens arising from non-exclusive licenses, covenants not to sue and similar non-exclusive rights granted with respect to Intellectual Property, (h) Liens, encumbrances or imperfections of title which do not secure indebtedness for borrowed money or the deferred purchase price of any assets (or any guarantee thereof) and which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by the Company and its Subsidiaries, (i) Liens affecting the fee interest of any Leased Real Property, (j) non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby, (k) Liens in favor of the Company or any of its Subsidiaries, (l) security deposits and cash collateral securing performance bonds, leases and letters of credit in the ordinary course of business, (m) Liens to be released at or prior to the Closing, (n) leases, subleases, licenses and occupancy agreements by the Company as landlord, sublandlord or licensor as set forth on Section 4.12(b) of the Company Disclosure Letter and (o) Liens, existing as of the date hereof, details which have been made available to Parent, prior to the date hereof, securing obligations under the Company Secured Debt Documents.
“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity or any Governmental Body or any “group” within the meaning of Section 13(d) of the Exchange Act.
“Personal Information” means all data relating to an identified or identifiable natural person (i.e., data that identifies an individual or, in combination with any other information or data, is capable of identifying a natural person) or information that constitutes “personal data”, “personal information” or “personally identifiable information”, or any similar term, as defined in any Privacy Laws applicable to the Company and its Subsidiaries.
“Physical Network” means the fibers and fiber miles owned or leased by the Company or its Subsidiaries with indefeasible rights of use and swaps.
“Plan” means any (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) or (ii) and other plan, policy, program, arrangement or agreement providing for any compensation or benefits, in each case, whether written or unwritten, funded or unfunded, whether or not subject to ERISA and covering one or more Persons, including, without limitation, any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, consulting, employment, change in control, bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, health, dental, vision, disability, life insurance, death benefit, health, welfare, vacation, paid time off, leave of absence, employee assistance, legal services, tuition assistance, fringe benefit or other benefit plan, policy, program, arrangement, or agreement.
“Prior Sale Agreement” means any purchase or sale Contract relating to any fee interest real property or leasehold interest in any material Real Property Lease conveyed, transferred, assigned or otherwise disposed of by the Company or any Subsidiary since January 1, 2024.
“Privacy Laws” means any and all applicable Laws relating to the protection or processing of Personal Information, data privacy, cybersecurity or the privacy of electronic communications in any relevant jurisdiction, including, to the extent applicable, the California Consumer Privacy Act of 2018, (as amended by the California Privacy Rights Act of 2020), the EU General Data Protection Regulation 2016/679 of April 27, 2016 and the equivalent thereof under the laws of the United Kingdom.
“PUHCA” means the Public Utility Holding Company Act of 2005 and the implementing regulations of FERC thereunder.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migration into or through the environment.
“Representative” means the directors, officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.
“Sanctioned Country” means any country or other territory subject to a comprehensive export, import, financial or investment embargo under any Sanctions Laws, which currently comprise Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic.
“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) His Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly fifty percent (50%) or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in the foregoing clauses (i) or (ii).
“Sanctions Laws” means all applicable Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted

Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.
“Software” means any and all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, source code, object code, firmware, operating systems and specifications; (b) development and design tools, library functions and compilers; and (c) media, documentation and other works of authorship, including user manuals and training materials, solely to the extent embedded in or necessary to operate the forgoing or on which any of the foregoing is recorded.
“State Commission” has the meaning set forth in 18 C.F.R. § 1.101(k).
“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.
“Superior Proposal” means a written Acquisition Proposal (except the references in the definition thereof to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) made by any Person (other than Parent or any of its Subsidiaries) that the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, and after taking into account the legal, financial, conditional, financing, timing and regulatory aspects of the proposal and the Contemplated Transactions (accounting for any revisions to the terms of the Contemplated Transactions proposed by Parent in response to such Acquisition Proposal as contemplated by Section 7.04(b)), (i) is reasonably likely to be consummated in accordance with its proposed terms if accepted by the Company and (ii) if consummated, would be more favorable, from a financial point of view, to the stockholders (in their capacity as such) of the Company than the Contemplated Transactions.
“Takeover Law” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transaction,” or “business combination” statute or regulation or other similar antitakeover Laws of any Governmental Body.
“Tax” or “Taxes” means any and all federal, state, local or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding (including backup withholding), social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, estimated, or other tax of any kind, including any interest, penalty or addition thereto.
“Tax Proceeding” means any action, suit, proceeding, audit or claim in respect of any Tax or Tax Return.
“Tax Return” means any return, report, statement, information return or other document (including any amendments thereof and any attachments or schedules thereto) required to be filed with any Governmental Body with respect to Taxes.
“Tax Sharing Agreement” means any agreement or arrangement binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing, indemnification or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than Tax sharing or indemnification provisions contained in an agreement entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes).
“Taxing Authority” means any Governmental Body responsible for the imposition or collection of any Tax.
“Third Party” means any Person, other than the Company, Parent or any of their respective Affiliates or Representatives acting in their capacity as such.

“Tranche 1 Warrants” shall have the meaning set forth in the Company Warrant Agreement.
“Tranche 2 Warrants” shall have the meaning set forth in the Company Warrant Agreement.
“Transaction Litigation” means any Action (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving the Company or Parent or any of their respective Subsidiaries, the Company Board or Parent Board, any committee thereof and/or any of the Company’s or Parent’s directors or officers, each as applicable, relating directly or indirectly to this Agreement, the Merger or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions, including any such claim or legal proceeding based on allegations that the Company’s or Parent’s entry into this Agreement, as applicable, or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Company Board or Parent Board or any officer of the Company or Parent, each as applicable, except for any Action solely among the Parties or their Affiliates.
“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.
“Valid Right” means a right of ownership, use or occupancy arising under fee title, a leasehold interest, an easement (including arising under a statute or other applicable Law), a Permit, a license, an indefeasible right to use, a colocation right, a co-occupancy right, a conduit right, a pole attachment right, a regeneration site right, an interconnection right or other similar right.
Section 1.02. Other Defined Terms.
The below table lists the sections where the below terms are defined.

Term Location
Adverse Recommendation Change	7.04(b)
Agreement	Preamble
Anti-Corruption Laws	4.10(f)
Book-Entry Share	3.03
Cancelled Shares	3.01(a)(i)
CERCLA	4.19(a)(iv)
Certificate	3.03
Certificate of Merger	2.03
Claim Expenses	7.07(b)
Closing	2.02
Closing Date	2.02
Company	Preamble
Company 10-K	4.03(e)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Knowledge Persons	Definition of Knowledge, 1.01
Company Material Contract	4.14(a)
Company Organizational Documents	4.01
Company Product	Section 4.15(c)
Company Real Property	4.12(c)
Company Real Property Lease	4.12(c)
Company Real Property Leases	4.12(c)
Company SEC Documents	4.07(a)
Company Securities	4.03(c)
Company Software	Section 4.15(g)
Company Stockholder Approval	4.02
Company Stockholders	Recitals
Company Stockholders’ Meeting	7.03(a)

Term Location
Company Subsidiary Securities	4.04(b)
Confidentiality Agreement	7.01(e)
D&O Claim	7.07(b)
Davis Polk	7.13(a)
Debt Financing Sources	7.22(a)
Development Property	4.12(g)
DGCL	2.01
Effective Time	2.03
Electronic Delivery	10.05
Eligible Shares	3.01(a)(ii)
End Date	9.01(d)(ii)
Enforceability Exceptions	4.02
ERISA	4.18(a)
Exchange Act	4.06
Exchange Agent	3.04(a)
Exchange Fund	3.04(a)
FCPA	4.10(g)
Forum	10.06(b)
HSR Act	4.06
Indemnified Party	7.07(b)
Intended Tax Treatment	7.13(a)
Intentional Breach	9.02
Joint Venture Entities	4.03(e)
Leased Real Property	4.12(c)
Maximum Premium	7.07(c)
Measurement Date	4.03(a)
Merger	Recitals
Merger Consideration	3.01(a)(ii)
Merger Sub	Preamble
Merger Sub Consents	5.02
Merger Sub I Board	Recitals
NASDAQ	4.02
New Plans	7.06(b)
Non-DTC Book-Entry Share	3.04(c)
OECD Convention	4.10(g)
Owned Real Property	4.12(b)
Parent	Preamble
Parent Balance Sheet Date	5.08
Parent Board	Recitals
Parent Class A Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent Knowledge Persons	Definition of Knowledge, 1.01
Parent SEC Documents	5.07(a)
Parent Securities	5.03(b)
Parent Stockholders	Recitals
Parent Subsidiary Securities	5.04
Parties	Preamble
Party	Preamble
Patents	Definition of Intellectual Property, 1.01
Pre-Closing Period	6.01(a)

Term Location
Pre-Stabilized Property	4.12(e)
Privacy Requirements	4.10(f)
Prohibited Payment	4.10(g)
Property Material Contracts	4.14(a)
Proxy Statement	7.02(a)
Registered IP	4.15(a)
Registration Statement	7.02(a)
Sarbanes-Oxley	4.10(c)
SEC	4.06
Securities Act	4.06
Security Breach	4.15(h)
Significant Subsidiary	5.04
Strategic Direction	7.05(e)
Surviving Corporation	2.01
Surviving Provisions	9.02
Termination Fee	9.03(b)
Trade Control Laws	4.10(h)
Trade Secrets	Definition of Intellectual Property, 1.01
UK Bribery Act	4.10(g)
Wachtell	7.13(a)
WARN	4.20(c)

Section 1.03. Other Definitional Provisions.
(a) All references in this Agreement to “Exhibits”, “Annexes”, “disclosure letters”, “Articles”, “Sections”, “subsections” and other subdivisions refer to the corresponding Exhibits, Annexes, disclosure letters, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement, or in any parenthetical headings following section references, are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refer to “calendar days” unless otherwise specified.
(b) Exhibits and disclosure letters to this Agreement are attached hereto and by this reference incorporated herein for all purposes.
(c) The words “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The words “either,” “or,” “neither,” “nor” and “any” are not exclusive. The word “including” (in its various forms) means including without limitation. References to “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”. All references to “$” and “dollars” shall be deemed to refer to U.S. currency unless otherwise specifically provided.
(d) Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.
(e) References to any “Law” shall be deemed to refer to such Law as amended from time to time and to any rules or regulations promulgated thereunder as of the referenced time.
(f) This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.
(g) Disclosure of any fact or item in the Company Disclosure Letter or Parent Disclosure Letter with respect to the correspondingly numbered representation, warranty or covenant of the Company or Parent, as applicable, in this Agreement shall be deemed to have been disclosed with respect to any other representation or warranty of the Company or Parent, as applicable, in this Agreement in respect of which the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material.
ARTICLE II
THE MERGER
Section 2.01. The Merger. Upon the terms and subject to the conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). The Surviving Corporation shall continue to exist under the laws of the State of Delaware, with all of its rights, privileges, immunities, powers and franchises, unaffected by the Merger except as set forth in this Article II. After the Merger, the Surviving Corporation shall be a wholly owned Subsidiary of Parent.
Section 2.02. Closing. The closing of the Merger (the “Closing”) shall take place as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of such conditions) (the date on which the Closing actually occurs, the “Closing Date”), by electronic transmission of documents, or such other date or place as may be mutually agreed upon in writing by the Parties.
Section 2.03. Effective Time. Subject to the provisions of this Agreement, at the Closing, the Parties shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to herein as the “Effective Time”).
Section 2.04. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.
Section 2.05. Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Surviving Corporation shall be amended and restated (other than Articles V through VIII of the existing certificate of incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified by virtue of the Merger and which are included as Articles V through VIII in the amended and restated certificate of incorporation of the Surviving Corporation) to be in the form attached hereto as Exhibit A, until thereafter changed or amended as provided therein or by applicable Law and, in all cases, subject to Section 7.07. The bylaws of the Surviving Corporation shall, at the Effective Time and by virtue of the Merger, be amended to be the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, except that all references therein to Merger Sub shall be deemed to be references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law and, in all cases, subject to Section 7.07.
Section 2.06. Directors and Officers of the Surviving Corporation. From and after the Effective Time, the initial directors and officers of the Surviving Corporation shall be the directors and executive officers of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the Organizational Documents of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

ARTICLE III
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES
AND BOOK-ENTRY SHARES
Section 3.01.  Effect on Capital Stock in the Merger.
(a) Effect on Company Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of shares of capital stock thereof:
(i) each share of Company Common Stock held in treasury or held or owned by the Company, Parent or Merger Sub immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii) each share of Company Common Stock, other than any Cancelled Shares, outstanding immediately prior to the Effective Time (collectively, the “Eligible Shares”) shall be cancelled and converted into the right to receive a number of fully paid and non-assessable shares of Parent Class A Common Stock equal to the Exchange Ratio (such consideration, the “Merger Consideration”), subject to Section 3.05.
(b) Effect on Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of shares of capital stock thereof, each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
Section 3.02. Treatment of Company Equity Awards.
(a) Company RSU Awards. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder thereof, each Company RSU Award outstanding immediately prior to the Effective Time shall:
(i) if held by a Specified Individual (as defined below) or a non-employee director of the Company, fully vest and be cancelled and converted automatically into the right to receive (without interest and less applicable Tax withholding) a number of fully paid and non-assessable shares of Parent Class A Common Stock equal to the product (rounded up to the nearest whole number of shares) of (A) the total number of shares of Company Common Stock underlying such Company RSU Award as of immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) business days following the Closing Date (or on such later date as is required to comply with Section 409A of the Code); or
(ii) if not covered by Section 3.02(a)(i), shall be canceled and converted into a restricted stock unit award with respect to a number of shares of Parent Class A Common Stock equal to the product (rounded up to the nearest whole number of shares) of (A) the total number of shares of Company Common Stock underlying such Company RSU Award as of immediately prior to the Effective Time, multiplied by (Y) the Exchange Ratio (each a “Parent Rollover RSU Award”), and, except as otherwise expressly provided in this Section 3.02(a)(ii), the contractual obligations in respect of each Parent Rollover RSU Award shall be subject to the same terms and conditions (including, for the avoidance of doubt, vesting schedule and treatment on termination of employment) as were applicable to the corresponding Company RSU Award prior to the Effective Time. “Specified Individual” means each employee of the Company who enters into an agreement with the Company providing for the treatment described in Section 3.02(a)(i) and Section 3.02(b)(i).
(b) Company PSU Awards. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder thereof, each Company PSU Award outstanding immediately prior to the Effective Time shall:
(i) if held by a Specified Individual, vest and be cancelled and converted automatically into the right to receive (without interest and less applicable Tax withholding) a number of fully paid and non-assessable shares of Parent Class A Common Stock equal to the product (rounded up to the nearest whole number of shares) of (A) the total number of shares of Company Common Stock underlying such Company PSU Award as of immediately prior to the Effective Time (which number shall be determined by deeming the applicable performance level to equal 300%), multiplied by (y) the Exchange Ratio, which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) business days following the Closing Date (or on such later date as is required to comply with Section 409A of the Code); or
(ii) if not covered by Section 3.02(b)(i), be cancelled and converted into a time-based restricted stock unit award with respect to a number of shares of Parent Class A Common Stock equal to the product (rounded up to the nearest whole number of shares) of (A) the total number of shares of Company Common Stock underlying such Company PSU Award as of immediately prior to the Effective Time (which number shall be determined by deeming the applicable performance level to equal 300%) multiplied by (B) the Exchange Ratio (each a “Parent Rollover PSU Award”), and, except as otherwise expressly provided in this Section 3.02(b)(ii), the contractual obligations in respect of each such Parent Rollover PSU Award shall be subject to the same terms and conditions (including, for the avoidance of doubt, treatment on termination of employment) as were applicable to the corresponding Company PSU Award immediately prior to the Effective Time (other than the applicable performance conditions). The service vesting date for each Parent Rollover PSU Award will be (x) if granted in respect of a Company PSU Award that was granted in 2024, December 31, 2026 or (y) if granted in respect of a Company PSU Award that was granted in 2025, December 31, 2027.
(c) Company Options. At the Effective Time, each In the Money Option shall, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and converted into the right to receive (without interest and less applicable Tax withholding) a number of fully paid and non-assessable shares of Parent Class A Common Stock equal to the In the Money Net Option Share Amount multiplied by the Exchange Ratio. For purposes of this Agreement, “In the Money Net Option Share Amount” means, with respect to each In the Money Company Option, the quotient obtained by dividing (i) the product obtained by multiplying (A) the excess, if any, of the Per Company Share Price over the exercise price per share of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (B) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (ii) the Per Company Share Price. Each Company Option that is not an In the Money Option and is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled at the Effective Time with no consideration payable in respect thereof.
(d) Resolutions. Prior to the Effective Time, the Company Board (or an applicable committee thereof) shall adopt any resolutions authorizing the treatment of the equity awards as set forth in this Section 3.02. As soon as practicable following the Effective Time, Parent shall either (i) file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Parent Class A Common Stock underlying the converted Parent Rollover RSU Awards and converted Parent Rollover PSU Awards or (ii) assume the converted Parent Rollover RSU Awards and converted Parent Rollover PSU Awards under an existing Parent Equity Plan with respect to which a registration statement on Form S-8 (or any successor or other appropriate form) is currently effective.
Section 3.03. Closing of the Company Transfer Books. At the Effective Time, (a) (i) each certificate formerly representing any share of Company Common Stock (each, a “Certificate”) and (ii) each uncertificated share of Company Common Stock (each, a “Book-Entry Share”) shall cease to be outstanding and in either case shall represent only the right to receive the Merger Consideration as contemplated by Section 3.01(a) and all holders of Certificates or Book-Entry Shares shall cease to have any rights as Company Stockholders; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If after the Effective Time, a valid Certificate is presented to the Exchange Agent, to the Surviving Corporation or to Parent, such Certificate shall be cancelled and shall be exchanged as provided in this Article III.
Section 3.04. Exchange Fund; Exchange of Certificates; Cancellation of Book-Entry Positions.
(a) Prior to the Closing, Parent shall select a reputable bank, transfer agent or trust company, reasonably acceptable to the Company, to act as exchange agent in the Merger (the “Exchange Agent”) for the payment and delivery of the aggregate Merger Consideration pursuant to an exchange agent agreement reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall cause to be deposited with the Exchange Agent, for the benefit of the Company Stockholders, for exchange in accordance with this Article III through the Exchange Agent, on behalf of itself, the number of shares of Parent Class A Common Stock to be issued as Merger Consideration pursuant to Section 3.01(a) (to be represented by book-entry shares of Parent Class A Common Stock) (the shares of Parent Class A Common Stock deposited with the Exchange Agent pursuant to this Section 3.04(a) and any cash deposited with the Exchange Agent (including as payment for fractional shares to which a Company Stockholder is entitled in accordance with Section 3.05(a)) being referred to herein collectively as the “Exchange Fund”).
(b) With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, but in any event within five (5) Business Days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, and cash in lieu of fractional shares of Parent Class A Common Stock otherwise payable to such holder of Book-Entry Shares pursuant to Section 3.05(a).
(c) With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), Parent shall instruct, and use its commercially reasonable efforts to cause, the Exchange Agent to pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, the applicable Merger Consideration and a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.06) of any cash in lieu of fractional shares of Parent Class A Common Stock otherwise payable to such holder of Book-Entry Shares pursuant to Section 3.05(a) and each Non-DTC Book-Entry Share shall be promptly cancelled by the Exchange Agent.
(d) Promptly following the Effective Time, Parent shall cause the Exchange Agent to mail to the record holders of Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent and the Company may reasonably specify (including a provision confirming that delivery of Certificates shall be effected, and risk of loss and title to shares of Company Common Stock shall pass, only upon delivery of such Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration, as provided in Section 3.01(a). Upon surrender of a Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, the holder of such Certificate shall be entitled to receive (A) a certificate or evidence of shares in book-entry form representing the number of whole shares of Parent Class A Common Stock that such holder has the right to receive pursuant to the provisions of Section 3.01(a) and (B) cash in lieu of any fractional shares of Parent Class A Common Stock pursuant to Section 3.05(a). Any such Certificate so surrendered shall immediately be cancelled. Until surrendered as contemplated by this Section 3.04(d), each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Article III. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, any portion of the Merger Consideration may be issued or paid (in cash in lieu of fractional shares pursuant to Section 3.05(a)) to a Person other than the Person in whose name such Certificate so surrendered is registered if such Certificate is properly endorsed or otherwise is in proper form for transfer, and the Person requesting such issuances and/or payments pays any transfer or other Taxes required by reason of such issuance and/or payment of the Merger Consideration to a person other than the registered holder of such shares of Company Common Stock or establishes to the satisfaction of Parent that such Taxes have been paid or are not applicable. If any Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance and/or payment of the Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Certificate.
(e) Any portion of the Exchange Fund that remains undistributed as of the date that is twelve (12) months after the Closing Date shall be delivered to Parent upon its request, and any holders of Certificates who have not theretofore surrendered their Certificates to the Exchange Agent in accordance with Section 3.04(d) or any holders of Certificates or Book-Entry Shares who have not cashed any check payable to them in respect of any cash in lieu of fractional shares of Parent Class A Common Stock issuable to such holders pursuant to Section 3.05(a) shall thereafter look only to Parent for satisfaction of their claims for Merger Consideration (including any cash in lieu of fractional shares of Parent Class A Common Stock), subject to applicable abandoned property law, escheat law or similar Law.
(f) None of Parent, Merger Sub or the Surviving Corporation or any of their respective Affiliates shall be liable to any current or former Company Stockholder or to any other Person with respect to any Merger Consideration, properly delivered to any public official in compliance with any applicable abandoned property law, escheat law or similar Law. If any Certificate shall not have been surrendered or any check payable in respect of any cash in lieu of fractional shares of Parent Class A Common Stock issuable to such holders pursuant to Section 3.05(a) shall not have been cashed prior to five (5) years after the Closing Date (or immediately prior to such earlier date on which any portion of the Merger Consideration would otherwise escheat to or become the property of any Governmental Body), any portion of the Merger Consideration remaining in the Exchange Fund shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
Section 3.05. No Fractional Shares; Certain Calculations; No Appraisal Rights.
(a) No fractional shares of Parent Class A Common Stock shall be issued in connection with the Merger, no dividends or distributions of Parent shall relate to such fractional share interests, no certificates or book-entry positions for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a Parent Stockholder. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Class A Common Stock (after aggregating all Company Shares represented by the Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Parent Class A Common Stock, and the denominator is the number of shares of Parent Class A Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock. As promptly as possible following the Effective Time, the Exchange Agent shall sell at then-prevailing prices on the NASDAQ such number of shares of Parent Class A Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares. The Parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Class A Common Stock pursuant to this Article III was not separately bargained-for consideration but merely represents mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Class A Common Stock.
(b) All calculations performed pursuant to the terms of this Agreement shall be calculated to four decimal places (e.g., 0.0001), where applicable.
(c) In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the Company Stockholders in connection with the Merger.
Section 3.06. Withholding. Each of the Company, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold such amounts as are required under applicable Law to be deducted and withheld from the amounts payable (including shares of Parent Class A Common Stock deliverable) under this Agreement in accordance with applicable Law and shall pay the amount deducted or withheld to the appropriate Taxing Authority in accordance with applicable Law. The Company, Parent, Merger Sub, the Surviving Corporation and the Exchange Agent, as the case may be, shall cooperate in good faith to minimize any such deduction or withholding. To the extent such amounts are so deducted or withheld and paid over to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
Section 3.07. Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that the Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time or Parent changes the number of shares of Parent Common Stock issued and outstanding prior to the Effective Time, in either case, as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution with a record date prior to the Effective Time, recapitalization or exchange, or other similar transaction, but excluding any change that results from (a) the exercise of stock options or other equity-based instruments to purchase shares of Company Common Stock or Parent Common Stock (as set forth in Section 4.03 and Section 5.03, respectively), (b) the settlement of any other equity-based instruments to purchase or otherwise acquire shares of Company Common Stock or Parent Common Stock (as set forth in Section 4.03 and Section 5.03), (c) the grant of stock-based compensation to directors or employees of Parent or (other than any such grants not made in accordance with the terms of this Agreement) the Company under Parent’s or the Company’s, as applicable, stock option or compensation plans or arrangements, (d) the exercise of Company Warrants or Company Convertible Notes, (e) the issuance of the Disputed Claims Reserve Shares in accordance with the terms of the Fourth Amended Joint Chapter 11 Plan of Core Scientific, Inc. and its Affiliated Debtors (with Technical Modifications) (the “Plan of Reorganization”) or (f) any share repurchases or buybacks by the Company or Parent, the consideration paid in accordance with this Agreement shall be equitably adjusted to reflect such change; provided, that, notwithstanding anything to the contrary in this Section 3.07, no adjustment shall be made in connection with the issuance of shares of Parent Common Stock as consideration in a transaction where Parent is the surviving corporation or in connection with any offering of shares of Parent Common Stock where Parent receives consideration in exchange for the shares of Parent Common Stock so offered (other than a rights offering or other similar transaction); provided, that, that nothing in this Section 3.07 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.
Section 3.08. Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to rights and property of Merger Sub and the Company, the officers and directors of Parent shall be further authorized to take such action.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as otherwise disclosed in (a) Company SEC Documents publicly filed with or furnished on or after January 1, 2024 until two (2) Business Days prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (in each case, other than any description of historical facts or events included therein)); provided, that, this clause (a) shall not apply to the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.03, Section 4.04, the first sentence of Section 4.09, Section 4.27, Section 4.28 and Section 4.29, or (b) the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:
Section 4.01. Organization and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. The Company and each of its Subsidiaries has all requisite corporate or other entity power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership or leasing of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the Certificate of Incorporation and the Bylaws of the Company (the “Company Organizational Documents”) have been heretofore made available to Parent and each is in full force and effect. The Company is not in breach of the Company Organizational Documents in any material respect.
Section 4.02. Authorization; Valid and Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and thereunder, and to consummate the Merger and the Contemplated Transactions, subject, in the case of the Merger, to the receipt of the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon in favor of the adoption of this Agreement, in accordance with applicable Law and the Company’s

Organizational Documents (the “Company Stockholder Approval”). The Company Board has unanimously (i) determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable, fair to and in the best interests of, the Company and the Company Stockholders, (ii) approved and deemed advisable the execution and delivery of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger and (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company Stockholders and resolved to recommend that the Company Stockholders adopt this Agreement. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, subject to obtaining the Company Stockholder Approval, are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. Such approvals, determinations, declarations, resolutions and directions are valid and have not been amended or withdrawn (except as permitted by and in accordance with Section 7.04(b) or 7.04(c)). Except for the Company Stockholder Approval, no other corporate proceeding or vote of the holders of any capital stock of the Company or any of its Subsidiaries, including pursuant to the Laws of the State of Delaware or the listing standards of the NASDAQ Global Select Market (“NASDAQ”), on the part of the Company or any of its Subsidiaries is necessary to authorize or adopt this Agreement, or to consummate the Merger and the Contemplated Transactions (except for the filing of the Certificate of Merger, the Registration Statement and Proxy Statement as required by applicable Law). The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent, Merger Sub and any other counterparty thereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and by general principles of equity (collectively, the “Enforceability Exceptions”).
Section 4.03. Company Capital Stock.
(a) The authorized capital stock of the Company consists of 10,000,000,000 shares of Company Common Stock and 2,000,000,000 shares of Company Preferred Stock. As of the close of business on July 2, 2025 (the “Measurement Date”), there were (i) 303,694,175 shares of Company Common Stock issued and outstanding, (ii) no shares of Company Preferred Stock issued and outstanding, (iii) no shares of Company Common Stock and no shares of Company Preferred Stock issued and held in the treasury of the Company, (iv) 16,766,394 shares of Company Common Stock underlying outstanding Company RSU Awards, (v) 11,650,284 shares of Company Common Stock underlying outstanding Company PSU Awards (treating for this purpose the performance-based vesting conditions to which such Company PSU Award is subject as having been attained at “maximum” level), (vi) 344,076 shares of Company Common Stock underlying outstanding Company Options, (vii) 97,540,730 shares of Company Common Stock underlying Tranche 1 Warrants with an Exercise Price (as defined in the Company Warrant Agreement) of $6.81 per share and 14,754,345 shares of Company Common Stock underlying Tranche 2 Warrants with an Exercise Price (as defined in the Company Warrant Agreement) of $0.01 per share, (viii) 51,783,625 CVRs outstanding pursuant to the Company CVR Agreement and (ix) 288,460 shares of Company Common Stock held in reserve for disputed claims pursuant to the Plan of Reorganization.
(b) As of the close of business on the Measurement Date, (i) the Conversion Rate (as defined in the Company 2029 Notes Indenture) for the Company 2029 Convertible Notes was equal to 90.9256 shares of Company Common Stock per $1,000 of outstanding principal amount of Company 2029 Convertible Notes and (ii) the Conversion Rate (as defined in the Company 2031 Notes Indenture) for the Company 2031 Convertible Notes was equal to 44.4587 shares of Company Common Stock per $1,000 of outstanding principal amount of Company 2031 Convertible Notes.
(c) All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding shares of Company Common Stock were issued in compliance with all applicable Laws concerning the issuance of securities. Except for the Company Convertible Notes, there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as specified in this Section 4.03 or as set forth on Section 4.03(c) of the Company Disclosure Letter, the Company does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. Except as specified in this Section 4.03 or as set forth on Section 4.03(c) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock or other equity interests or voting securities or ownership interests of the Company, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock or other equity interests or voting securities or ownership interests of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal, binding commitments or other Contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or other equity interests or voting securities or ownerships interests of the Company, (iv) restricted shares, restricted stock units, stock appreciation rights, phantom stock, profit participation or similar securities of the Company or (v) bonds, debentures, notes or other Indebtedness for borrowed money of the Company having the right to vote on any matters on which Company Stockholders may vote (collectively, the “Company Securities”). Except as specified in this Section 4.03, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting, registration or transfer of any Company Securities. Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has declared, set aside or paid any dividends on, or made any other distributions (whether in cash or stock) in respect of, any capital stock or other equity interests or voting securities of such Person (other than cash dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent entity).
(d) As of the close of business on the Measurement Date, there were 20,001,828 shares of Company Common Stock reserved for issuance pursuant to future grants under the Company Equity Plans.
(e) No Company Common Stock is owned by any Subsidiary of the Company.
(f) Section 4.03(f) of the Company Disclosure Letter sets forth, as of the date hereof, each joint venture, partnership or other similar arrangement or other entity in which the Company has an equity interest (other than a Subsidiary of the Company) (collectively, the “Joint Venture Entities” ), including for each Joint Venture Entity the name and jurisdiction of formation of such Joint Venture Entity. All of the equity or voting interests in a Joint Venture Entity that are owned, directly or indirectly, beneficially and of record, by the Company or its Subsidiaries, are owned by the Company or its Subsidiaries, as applicable, free and clear of all Liens, other than Liens to be released in connection with the Closing, and transfer restrictions other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Except as set forth on Section 4.03(f) of the Company Disclosure Letter or the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (“Company 10-K”), the Company does not directly or indirectly hold any equity interests of any Person.
(g) Section 4.03(g) of the Company Disclosure Letter sets forth, for each equity award (including each Company RSU Award, Company PSU Award and Company Option), the holder, type of award, grant date, quantity granted, quantity vested, quantity unvested, quantity outstanding, and, if applicable, grant price. All of the Company RSU Awards, Company PSU Awards and Company Options were duly granted pursuant to the Company Equity Plans, and were properly accounted for in the Company's financial statements. There are no Company Securities that have not been issued but are subject to a binding promise to issue.
(h) Other than the Company Convertible Notes and the Company Secured Debt Documents, as of the date hereof, the Company has no outstanding indebtedness for borrowed money.
Section 4.04. Subsidiaries.
(a) Section 4.04 of the Company Disclosure Letter lists all of the Subsidiaries of the Company, and for each Subsidiary the jurisdiction of formation. Each of the Subsidiaries of the Company is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing has, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Subsidiaries of the Company is in violation of its organizational documents in any material respect.

(b) All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries have been validly issued, are fully paid and nonassessable, and are not subject to any preemptive rights in favor of any Person other than the Company and are owned of record and beneficially, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens). None of the Company’s Subsidiaries has any equity securities authorized, issued or outstanding, other than the shares of capital stock or equivalent equity interests of such Subsidiary held directly or indirectly by the Company, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing. There are no outstanding or authorized options or other rights to acquire from any of the Company’s Subsidiaries, or any obligations of any of the Company’s Subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of any of the Company’s Subsidiaries, or restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities (collectively, “Company Subsidiary Securities”).
(c) There are no outstanding obligations of the Company or its Subsidiaries to repurchase, redeem, or otherwise acquire any of the Company Subsidiary Securities, and there are no other options, calls, warrants, or other rights, relating to Company Subsidiary Securities. Except for the capital stock or other equity or voting interests of its Subsidiaries set forth on Section 4.04 of the Company Disclosure Letter and the Joint Venture Entities, the Company does not own, directly or indirectly, any capital stock or other equity or voting interests in any Person. The Company and its Subsidiaries have no obligation to acquire equity securities of, or make any capital contribution to or equity investment in, any other Person.
Section 4.05. No Breach. Except as set forth in Section 4.05 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and, subject to obtaining the Company Stockholder Approval, the consummation of the Contemplated Transactions, do not and will not (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 4.06 have been obtained and all filings and obligations described in Section 4.06 have been made, conflict with or violate any Law or Order to which the Company, its Subsidiaries or any of its or their properties or assets is subject or (c) with or without the giving of notice or lapse of time or both, conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in the creation of any Lien (other than any Permitted Lien) upon any assets of the Company or any of its Subsidiaries pursuant to, or require any consent, waiver, approval of any other Person pursuant to, the provisions of any Company Material Contract (other than any Company Material Contract to which Parent or any of Parent’s Subsidiaries is a party), Company Real Property Lease or any Permit that is material to the operations of the Company’s business, taken as a whole; except, in the case of each of clauses (b) and (c) of this Section 4.05, for any conflicts, violations, consents, approvals, authorizations, breaches, defaults, terminations, cancellations, accelerations, penalties, repayment obligations, special assessments or additional payments, Liens or waivers which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.06. Consents, etc. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Antitrust Law, (b) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) promulgated thereunder (the “Exchange Act”), (c) the filing of the Registration Statement and the Proxy Statement under the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”), (d) any filings required under state or foreign securities Laws, including any “blue sky” Laws, (e) any filings required by NASDAQ, (f) the filing of the Certificate of Merger, and (g) any filings (A) the failure of which to make would not prevent or materially impair the Company’s ability to consummate the Merger prior to the End Date and (B) the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above or as set forth on Section 4.06 of the Company Disclosure Letter, no consent, approval or authorization of any Governmental Body is required to be obtained by the Company or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain (A) would not prevent or materially impair the Company’s ability to consummate the Merger prior to the End Date or (B) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.07. SEC Reports; Disclosure Controls and Procedures.
(a) The Company has timely filed or furnished all forms, reports and other documents with the SEC required to be filed or furnished by the Company since June 30, 2022 (such reports or documents, together with any exhibits and schedules thereto and information incorporated therein, the “Company SEC Documents”). No Subsidiary of the Company is required to file or furnish, or files or furnishes, any form, report or other document with the SEC. As of their respective filing dates (or, if amended, supplemented or superseded by a filing at least two (2) Business Days prior to the date of this Agreement, then on the date of such most recent applicable amendment, supplement or superseding filing) (and as of the date of effectiveness, in the case of any Company SEC Document that is a registration statement or an amendment or supplement to a registration statement): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the NASDAQ and the Sarbanes-Oxley Act (as the case may be), and the rules and regulations promulgated thereunder, each as in effect on the date so filed or furnished, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b) The financial statements (including related notes, if any) contained in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto at such time; (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC); and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments (or with respect to pro forma financial information, subject to the qualifications stated therein)).
(c) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) that provides reasonable assurances regarding the reliability of financial reporting. The Company maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) reasonably designed to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make certifications required pursuant to Sections 302 and 906 of the Sarbanes Oxley Act. The Company’s internal control over financial reporting is in compliance in all material respects with the applicable requirements of Section 404 of the Sarbanes-Oxley Act. The Company has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since June 30, 2022, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed. As of the date of this Agreement, there have not been, since June 30, 2022, any complaints or concerns made through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding alleged violations of law or questionable accounting or auditing matters that are material to the Company and its Subsidiaries, taken as a whole, that remain outstanding or unresolved.

(d) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and, to the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review. To the Company’s Knowledge, there are no SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of the Company.
(e) Neither the Company nor any of its Subsidiaries is a party to, and has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.
(f) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.
(g) Since June 30, 2022, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NASDAQ, and the statements contained in any such certifications were complete and correct as of their respective dates.
(h) Except as set forth in the Company SEC Documents, since January 23, 2024, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act.
Section 4.08. No Undisclosed Liabilities. Except (a) as and to the extent disclosed and provided for or reserved against on the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date (or disclosed in the notes to such balance sheet) that is included in the Company SEC Documents; (b) as incurred after the date thereof in the ordinary course of business (but excluding violations of law or regulation or breaches of Contracts or Permits or torts); (c) as incurred in connection with this Agreement or the Contemplated Transactions; or (d) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company, together with its Subsidiaries, does not have any Liabilities.
Section 4.09. Absence of Certain Developments. Since the Company Balance Sheet Date to the date of this Agreement, there has not been any Company Material Adverse Effect. Since the Company Balance Sheet Date to the date of this Agreement, none of the Company or any of its Subsidiaries has taken or omitted to take any action that, if taken or omitted during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(b)(ii), Section 6.01(b)(v), Section 6.01(b)(vii), Section 6.01(b)(ix), Section 6.01(b)(xi), Section 6.01(b)(xiii), Section 6.01(b)(xv), Section 6.01(b)(xvi) or Section 6.01(b)(xix).
Section 4.10. Compliance with Laws.
(a) The Company and each of its Subsidiaries, and to the Knowledge of the Company each Joint Venture Entity, are, and have been since June 30, 2022, in compliance with all Laws applicable to them or any of the properties or other assets, businesses or operations of the Company and its Subsidiaries, except where any noncompliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since June 30, 2022, (i) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Body that (A) alleges any violation or noncompliance of any applicable Law, and to the Company’s Knowledge, there is no such investigation or inquiry pending or (B) asserts any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Permit issued to or held by the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law. There is no Order outstanding against the Company or any of its Subsidiaries: (i) that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole; or (ii) that is outstanding as of the date hereof and that in any manner seeks to prevent, enjoin or materially delay the Merger.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries and, to the Knowledge of the Company, each of their respective officers and directors (in their capacities as such) is in compliance, and has since June 30, 2022 complied with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.
(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Knowledge of the Company, each Permit reasonably anticipated to be required for the future development, design, construction, ownership or operation of any projects, properties or assets in development by the Company and its Subsidiaries is reasonably expected to be obtained in due course and without material unanticipated cost or material adverse conditions prior to the time the same is required to be obtained under applicable Laws, (ii) the Company and each of its Subsidiaries is and since January 23, 2024 has been in compliance with the terms and requirements of all Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, (iii) such Permits are in full force and effect and are not subject to any pending or threatened Action by any Governmental Body to suspend, cancel, modify, terminate or revoke any such Permit and (iv) since January 23, 2024, there has occurred no violation by the Company or any of its Subsidiaries of, or default (with or without notice or lapse of time, or both) that would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of any such Permit.
(e) Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance, and have at all times since June 30, 2022 been in compliance, with all (A) Privacy Laws, including the EU General Data Protection Regulation 2016/679/EU of April 27, 2016, as applicable, as well as all applicable (B) contractual requirements, its own policies and binding industry standards, in each case under this clause (B), relating to privacy, data protection, cybersecurity and/or the collection, transfer, use or other processing of Personal Information collected, used or held for use, or processed by, or otherwise in the possession or control of, the Company or any of its Subsidiaries (collectively with all Privacy Laws, “Privacy Requirements”), (ii) no Actions, claims or investigations by any Governmental Body or any Person are pending or threatened in writing, against the Company or any of its Subsidiaries alleging a violation of any Privacy Requirement or any Person’s privacy, personal or confidentiality rights, and (iii) neither the Company nor any of its Subsidiaries have received any written notice, Order, complaint or other correspondence from any Governmental Body alleging a breach of, or non-compliance with, any Privacy Requirement.
(f) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor its Subsidiaries nor any of the Company Knowledge Persons (i) are aware of any fact which would reasonably be expected to result in a violation of FCPA or any other applicable anti-bribery or anti-corruption Law (collectively, the “Anti-Corruption Laws”).
(g) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company, its Subsidiaries and, to the Knowledge of the Company, each of their respective directors, officers, or employees while acting on behalf of the Company or any of its Subsidiaries has, at all time since June 30, 2022, been in compliance with Anti-Corruption Laws and has not, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or is in violation of any provision of the UK Bribery Act of 2010 (the “UK Bribery Act”), (iv) violated any Anti-Corruption Law in any other country or jurisdiction where the Company and or Subsidiaries operate, (v) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (vi) been subject to any investigation by any Governmental Body with regard to any Prohibited Payment or (vii)) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.
(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of their respective officers, directors or employees acting on their behalf, is currently, or has since June 30, 2022 been: (i) a Sanctioned Person, (ii) organized or ordinarily resident in a Sanctioned Country, (iii) engaging in any unlawful dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (iv) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of any licenses or authorizations under all applicable Ex-Im Laws, or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”).
(i) Since June 30, 2022 through the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company nor any of its Subsidiaries has, in connection with or relating to the business of the Company or any of its Subsidiaries, received from any Governmental Body or any other Person any notice, inquiry, or internal or external allegation; made any voluntary or involuntary disclosure to a Governmental Body; or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws.
Section 4.11. Transactions with Affiliates. Since June 30, 2022, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.
Section 4.12. Title to Assets; Real Properties.
(a) The Company and its Subsidiaries have good and valid title to, or hold pursuant to valid and enforceable leases or other comparable contract rights, all of the material machinery, equipment, tangible personal property and other material tangible assets necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, in each case free and clear of any Liens (other than Permitted Liens), except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Section 4.12(b) of the Company Disclosure Letter contains a true, correct, current and complete list of all real property (by identity of owner and either street address or legal description available to the Company) owned by the Company or its Subsidiaries, which constitutes all the real property currently owned and used in the Company’s business (all such real property, together with all right, title and interest of the Company or any such Subsidiary in and to (A) all buildings, structures and other improvements and fixtures located on or under such real property and (B) all easements, rights and other appurtenances to such real property, are referred to herein individually and collectively as the “Owned Real Property). Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company or one of its Subsidiaries has good, valid and marketable fee simple title to the Owned Real Property free and clear of all Liens other than Permitted Liens and (ii) there are no existing, pending or, to the Knowledge of the Company, threatened, expropriation, condemnation, eminent domain or similar proceedings affecting any of the Owned Real Property other than Permitted Liens.
(c) Section 4.12(c) of the Company Disclosure Letter contains a true, correct, current and complete list (and legal description available to the Company) of all real property occupied, licensed or leased by the Company or any of its Subsidiaries, which includes, without limitation, all occupied, licensed or leased real property currently used in, and necessary for, the conduct of the Company’s business (the “Leased Real Property”, and together with Owned Real Property, collectively, the “Company Real Property”). The Company has made available to Parent a true and complete copy, as of the date hereof, of all leases, licenses and occupancy agreements affecting Leased Real Property, including all amendments, extensions, renewals, guaranties, estoppels and subordination agreements with respect thereto (each, a “Company Real Property Lease” and collectively, the “Company Real Property Leases”). Except as would not reasonably be expected to have a Material Adverse Effect: (i) the Company and/or the applicable Subsidiary lessee has a valid leasehold interest in such Leased Real Property, free and clear of all Liens other than Permitted Liens, (ii) the Company Real Property Leases are legal, valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the Knowledge of the Company, each of the other parties thereto, and enforceable in accordance with its terms against the Company or its Subsidiaries (as the case may be), and in full force and effect, and the Company or one of its Subsidiaries holds a valid and existing leasehold interest in the Company Real Property under each such Company Real Property Lease, (iii) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Third Party to the applicable Company Real Property Leases, is in breach or default under any such Company Real Property Lease, (iv) no event has occurred which, if not remedied, would result in a default, violation or breach by the Company or any of its Subsidiaries under the Company Real Property Leases, and, to the Knowledge of the Company, no event has occurred which, if not remedied, would result in a default, violation or breach by any Third Party under the Company Real Property Leases, (v) there are no existing, pending or, to the Knowledge of the Company, threatened expropriation, condemnation, eminent domain or similar proceedings, litigation, claims, actions, suits, proceedings, arbitrations, investigations or administrative actions affecting any of the Leased Real Property, (vi) to the Knowledge of the Company, the Company and its Subsidiaries have performed in all material respects all material obligations required to be performed by them under the Company Real Property Leases, (vii) except for Permitted Liens, there are no written or oral subleases, licenses, concessions or other contracts granting to any Person other than the Company or its applicable Subsidiary the right to use or occupy any Leased Real Property or any portion thereof and (viii) except for Permitted Liens, neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in any Company Real Property Lease or any interest therein.
(d) Except as would not have a Company Material Adverse Effect, with respect to each Development Property other than a Parent Development Property, the Company or a Subsidiary of the Company has obtained all material Permits which are necessary to permit the construction and development contemplated by the Development Contracts at the Company Real Properties in accordance with the Company’s plan as of the date of this Agreement.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2025 there have been no power service interruptions at the Company Real Property.
(f) Pre-Stabilized Properties. Section 4.12(f) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of each material Company Real Property that is the site of a data hall that (i) has been in service for less than 24 months and (ii) is less than 85% occupied (each, a “Pre-Stabilized Property”).
(g) Development Properties. Section 4.12(g) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of each material Company Real Property that is, or is expected to be, the site of a facility for which activities have commenced or are expected to commence within the next 12 months to prepare the space for its intended use (each, a “Development Property”). With respect to each Development Property other than a Parent Development Property, the Company or a Subsidiary of the Company has obtained all material Permits which are necessary to permit the construction and development thereof in accordance with the Company’s plan as of the date of this Agreement.
(h) Condemnation; Eminent Domain Proceedings; Zoning. As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened condemnation, eminent domain or rezoning proceedings relating to any of the Company Real Properties that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the classification of each parcel of Company Real Property under applicable zoning Laws, ordinances and regulations permits the use and occupancy of such parcel and the operation of the business of the Company and its Subsidiaries, (ii) there are sufficient parking spaces, loading docks and other facilities at such parcel to comply with such zoning Laws, ordinances and regulations and (iii) the Company’s and its Subsidiaries’ use or occupancy of the Company Real

Property or any portion thereof or the operation of the business of the Company and its Subsidiaries is not dependent on a “permitted nonconforming use” or “permitted non-conforming structure” or similar variance, exemption or approval from any Governmental Authority.
(i) Outstanding Claims or Violations. Section 4.12(i) of the Company Disclosure Letter lists each fee interest in real property or leasehold interest in any ground lease (or sublease) conveyed, transferred, assigned or otherwise disposed of by the Company or any Subsidiary (if a Subsidiary at the time of such conveyance, transfer, assignment or disposition) since June 30, 2022. Other than as set forth in Section 4.12(i) of the Company Disclosure Letter, to the Knowledge of the Company, as of the date hereof, none of the Company or any of its Subsidiaries has received any written notice of any outstanding claims under any Prior Sale Agreements which would reasonably be expected to result in liability to the Company or any Subsidiary, in an amount, in the aggregate, in excess of $5,000,000.
(j) Section 4.12(j) of the Company Disclosure Letter sets forth a true and complete list of all Digital Assets beneficially owned by the Company and its Subsidiaries as of the Measurement Date.
(k) Electric Contracts. Except as provided in Section 4.12(k) of the Company Disclosure Letter, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i) Either the Company or a Subsidiary holds all Electric Contracts necessary to conduct business in the ordinary course of business at each Owned Real Property and each Leased Real Property; and
(ii) Since January 23, 2024, neither the Company nor any Subsidiary has been subject to (i) “claw back” or any other action by a party to an Electric Contract to rescind, terminate or cancel or otherwise remove access to any quantity of electric power (or the infrastructure necessary for its delivery) previously made available to the Company, any of its Subsidiaries, or its customer(s) at any Owned Real Property or Leased Real Property, or (ii) subject to any Action or informal claim that service under an Electric Contract will be materially reduced, cancelled or otherwise made unavailable to the Company, any of its Subsidiaries, or its customer(s) at any Owned Real Property or Leased Real Property.
(l) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Owned Real Property is in compliance with the terms and provisions of all covenants and easements affecting such Owned Real Property.
Section 4.13. Tax Matters.
(a) Except as would not have a Company Material Adverse Effect:
(i) (A) the Company and its Subsidiaries have timely filed or caused to be filed (taking into account any applicable extensions) all Tax Returns required to be filed by them; (B) such Tax Returns are true, complete and correct; (C) the Company and its Subsidiaries have paid (or have had paid on their behalf) all Taxes due and payable and required to be paid by them; and (D) as of the Company Balance Sheet Date, any Liability of the Company or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith through appropriate proceedings, has been provided for in the financial statements of the Company in accordance with applicable accounting practices and procedures;
(ii) each of the Company and each of its Subsidiaries has properly and timely withheld or collected and timely paid, or is properly holding for timely payment, all material Taxes required to be withheld, collected and paid over by it under Applicable Law, and each of the Company and each of its Subsidiaries has complied in all material respects with all related information reporting, withholding and record retention requirements;
(iii) no Tax deficiency or assessment has been assessed against the Company or any of its Subsidiaries that has not been resolved or paid in full;
(iv) in the past five (5) years, no claim that has not been resolved has been made in writing by any Taxing Authority in a jurisdiction in which either the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary, as applicable, is subject to taxation by that jurisdiction or required to file a Tax Return in such jurisdiction;

(v) there are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries, except for Permitted Liens;
(vi) neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2);
(vii) (A) there are no Actions with any Taxing Authority with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries that are currently being conducted, pending, or threatened in writing, and (B) there are no outstanding requests for rulings in respect of any Tax or Tax asset between the Company or any of its Subsidiaries and any Taxing Authority;
(viii) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for any Taxes, which waiver or extension is currently in effect (other than pursuant to extensions of time obtained in the ordinary course of business or automatically granted extensions of time);
(ix) (A) neither the Company nor any of its Subsidiaries is a party to or bound by any Tax Sharing Agreement (other than any commercial agreement and any agreement that does not relate primarily to Taxes) and (B) neither the Company nor any of its Subsidiaries (I) is or has been a member of an affiliated group filing a combined, consolidated or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries or any group comprised solely of one or more of the Company and any of its present or former Subsidiaries) or (II) has Liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or as a successor, or by contract (other than any commercial arrangements that are not primarily related to Taxes);
(x) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing as a result of any closing agreement as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) (“Closing Agreement”) with a Taxing Authority executed by the Company or any of its Subsidiaries before the Closing; and
(xi) neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Code section 355(a)(1)(A) (or any similar provision of state, local or non-U.S. Law) in any distribution that was purported or intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) during the two (2)-year period ending on the date hereof.
(b) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, and, to the Knowledge of the Company, there are no facts, agreements, plans or other circumstances, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 4.14. Contracts and Commitments.
(a) As of the date hereof and except as set forth in Section 4.14(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any:
(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or any of its Subsidiaries that was required to be, but has not been, filed with the SEC and listed in the Company’s 10-K, or any Company SEC Documents filed after the date of filing of such Form 10-K until the date hereof;
(ii) Contract (other than Development Contracts relating to the Parent Development Properties) that (individually or together with additional related Contracts with the same Person or its Affiliates) involves the payment or receipt of amounts by the Company or any of its Subsidiaries of more than $70,000,000 in the aggregate in the calendar year ended December 31, 2024 or any subsequent calendar year that cannot be cancelled at any time by the Company or its applicable Subsidiary without penalty or further payment on no more than sixty (60) days’ notice;

(iii) Contract (A) relating to the disposition or acquisition (or option to acquire), directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by the Company or any of its Subsidiaries of any business, rights, equity interests or assets, other than the sale of inventory in the ordinary course of business, which contains any ongoing financial obligations, indemnification, “earn-out” or milestone payments or other contingent payment or any obligation to provide any guarantee thereunder that are still in effect that are reasonably likely to result in claims in excess of $2,000,000 after the date hereof or (B) that involves a purchase or sale price in excess of $2,500,000;
(iv) Contract that is a partnership, strategic alliance, joint venture, limited liability company agreement or similar Contract relating to the formation, creation, operation, management or control of any joint ventures, partnerships, co-development, co-promotion, collaborations or similar arrangements;
(v) Contract providing for material indemnification by the Company or any its Subsidiaries or requiring the Company or any of its Subsidiaries to provide a guarantee thereunder, other than indemnification obligations in commercial agreements in the ordinary course of business or indemnification agreements with current or former officers or directors of the Company;
(vi) Contract (A) prohibiting or materially limiting in any material respect the right of the Company or its Subsidiaries (1) to compete in any line of business or (2) to conduct business with any Person or in any geographical area, territory, (B) obligating the Company or its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party, (C) under which any Person has been granted the right to manufacture, sell, market or distribute any Product or service of the Company or its Subsidiaries on an exclusive basis to any Person or group of Persons or in any geographical area, territory or (D) containing any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal;
(vii) Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any material assets or any equity interests of any Person (excluding, in respect of the foregoing, the Company Convertible Notes and agreements solely between the Company and its wholly owned Subsidiaries);
(viii) Contract required to be listed on Section 4.21(a) of the Company Disclosure Letter;
(ix) mortgages, indentures, guarantees, loans or credit agreements or other Contracts that evidence indebtedness for borrowed money of the Company or any Subsidiary thereof (whether secured or unsecured (but in each case, excluding ordinary course extensions of trade credit (such as funding of customer non-recurring charges))) having an aggregate principal (or committed amount) of $10,000,000 or more, other than intercompany Indebtedness to or among the Company and its Subsidiaries or among any of its Subsidiaries;
(x) Contract under which the Company or any of its Subsidiaries are expected to make annual capital expenditures in excess of $20,000,000 during the current or subsequent fiscal year;
(xi) Electric Contract pursuant to which the Company or any of its Subsidiaries have contracted for electric delivery capacity or energy supply (or both) of at least 20 megawatts per calendar year;
(xii) Settlement agreement, or agreement entered into in connection with a settlement agreement, corporate integrity agreement, consent decree, deferred prosecution agreement, or other similar type of agreement with or imposed by any Governmental Body, in each case that has existing or contingent performance or payment obligations;
(xiii) Contract of the Company or any of its Subsidiaries pursuant to which (A) the Company or any of its Subsidiaries licenses or obtains any right or covenant not to be sued with respect to any Intellectual Property from a Third Party that is material to the conduct of Company’s and its Subsidiaries’ businesses (other than for off-the-shelf technology or Software that are generally available on non-discriminatory commercial terms), or (B) a Third Party licenses or obtains any right or covenant not to be sued with respect to any Intellectual Property from the Company or any of its Subsidiaries (other than non-exclusive licenses in the ordinary course of business, including to customers or vendors in connection with the sale or licensing of any products or services);

(xiv) Contract of the Company or any of its Subsidiaries relating to the settlement of any Action that provides for any continuing material Liabilities on the part of the Company or any of its Subsidiaries, which will involve payments after the date hereof of consideration in excess of $2,500,000;
(xv) any Development Contract, in each case, that involves the receipt or payment by the Company or any of its Subsidiaries of amounts in excess of $50,000,000 in the aggregate in any fiscal year; and
(xvi) any Data Center Customer Contract that involves the receipt or payment of amounts in excess of $10,000,000 in the aggregate in any fiscal year by the Company or any of its Subsidiaries;
(xvii) Contract of the Company or any of its Subsidiaries that prohibits, materially limits or materially restricts the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries;
(xviii) any Contract, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note or other legally binding commitment or undertaking that creates or grants any Lien, other than Permitted Liens, on any Owned Real Property securing obligations in an amount exceeding, individually or in the aggregate, $1,000,000;
(xix) any Contract that relates to the acquisition of any real property or sale of Owned Real Property or the granting of any right of first offer, right of first refusal or other option to purchase or sell any interest in real property (“Property Material Contracts);
(xx) that is required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act;
(xxi) (A) with any beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of 5% or more of any class of securities of the Company or any of its Subsidiaries who has filed a Schedule 13D or Schedule 13G under the 1934 Act (or, to the Company’s Knowledge, is required to make such a filing) since January 23, 2024, or (B) that is required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act;
(xxii) any (A) Company Space Lease and (B) Real Property Lease pursuant to which the Company or any of its Subsidiaries is a tenant as of the date of this Agreement, except for any Real Property Lease for which the aggregate annual rent payments do not exceed $1,000,000;
(xxiii) except for any capital contribution requirements as set forth in the organizational documents of any Joint Venture Entity provided to Parent prior to the date hereof, requires the Company or any of its Subsidiaries to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in any non-wholly owned Subsidiary of the Company or other Person in excess of $1,000,000);
(xxiv) relates to a forward equity sale or similar transaction;
(xxv) containing any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever;
(xxvi) is between the Company or any of its Subsidiaries and a Governmental Body, or has been entered into by the Company or any of its Subsidiaries as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Body; and
(xxvii) any commitment by the Company or any of its Subsidiaries to enter into any of the foregoing.
Each such Contract described in clauses (i) through (xxviii) of this Section 4.14(a), together with each Company Real Property Lease with annual rent in excess of $3,000,000 is referred to herein as a “Company Material Contract.”
(b) Parent has been given access to a true, correct and complete copy as of the date hereof of all Company Material Contracts in effect as of the date hereof, together with all material amendments thereto.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) none of the Company or any of its Subsidiaries (A) is, or has received notice that any Third Party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under any Company Material Contract, (ii) to the Company’s Knowledge, there has occurred no event giving to any Third Party any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or any of its Subsidiaries, and, to the Knowledge of the Company, each other party thereto, except as enforcement may be limited by the Enforceability Exceptions. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, no party to any Company Material Contract has given any notice of termination, cancellation or materially adverse (to the Company and its Subsidiaries) amendment of any Company Material Contract or that it intends to seek to terminate or cancel or amend the terms and conditions of any Company Material Contract in a manner that is materially adverse to the Company and its Subsidiaries.
Section 4.15. Intellectual Property.
(a) Section 4.15(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date hereof of all registrations, issuances and applications for registration or issuance of Company Owned Intellectual Property (“Registered IP”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, all registration, maintenance and renewal fees applicable to the Registered IP have been paid with the relevant Governmental Body or other authorities in the applicable jurisdictions for the purposes of maintaining such items.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) solely and exclusively own all right, title and interest in, to and under all Company Owned Intellectual Property, in each case, free and clear of all Liens (except for Permitted Liens) and (ii) owns or otherwise possesses valid, legally sufficient and enforceable rights to use, and immediately following the consummation of the Contemplated Transactions, will continue to own or possess valid, legally sufficient and enforceable rights to use, all Intellectual Property used in or held for use in, or otherwise necessary for, the conduct of the Company’s and its Subsidiaries’ businesses as presently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except as set forth on Section 4.15(b) of the Company Disclosure Letter, (A) each item of Registered IP is subsisting, in full force and effect, and not invalid or unenforceable (other than applications for registration or issuance of Company Owned Intellectual Property) and (B) the Company Owned Intellectual Property is not subject to any outstanding Order adversely affecting the use thereof or rights thereto by the Company or its Subsidiaries.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor the conduct of the Company’s and its Subsidiaries’ businesses, nor the use of any Intellectual Property by the Company or any of its Subsidiaries, nor any of their products, services or Software that is sold, offered for sale, or otherwise provided by the Company or any of its Subsidiaries (each, a “Company Product”), misappropriates, infringes on, or otherwise violates the Intellectual Property of any Third Party, or since June 30, 2022, has misappropriated, infringed on, or otherwise violated the Intellectual Property or any Third Party. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has since June 30, 2022 received any written notice of any pending Action alleging that the Company or any of its Subsidiaries, the conduct of Company’s and its Subsidiaries’ businesses, or any Company Product, infringes, misappropriates, or otherwise violates, or since June 30, 2022, has infringed, misappropriated or otherwise violated any Intellectual Property of any Third Party (including an unsolicited offer to license third-party Intellectual Property). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, there is no Action pending, or to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries or any of their respective Affiliates at Law or in equity by or before any Governmental Body (A) alleging that the Company or any of its Subsidiaries, the conduct of Company’s and its Subsidiaries’ businesses, or any Company Product, infringes, misappropriates, or otherwise violates, or since June 30, 2022, has infringed, misappropriated or otherwise violated, the Intellectual Property of any Third Party (B) alleging any of the Company Owned Intellectual Property is invalid or unenforceable or (C) challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Company Owned Intellectual Property.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except as set forth on Section 4.15(d) of the Company Disclosure Letter, to the Knowledge of the Company, no Person is misappropriating, infringing or violating, or since June 30, 2022, has misappropriated, infringed or violated, any Company Owned Intellectual Property.
(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each current and former employee, independent contractor and consultant of the Company or any of its Subsidiaries involved in the invention, creation, development or design of any Intellectual Property since June 30, 2022 has assigned by operation of law. or has presently assigned by executing a valid and binding written agreement, to the Company or one of its Subsidiaries all right, title, and interest in and to all Intellectual Property invented, created, developed, conceived and/or reduced to practice during the term and scope of such employee’s employment or such independent contractor’s or consultant’s work for the Company or one of its Subsidiaries, and (ii) no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has since June 30, 2022 claimed any right (whether or not currently exercisable), or interest in or to any Company Owned Intellectual Property.
(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have taken commercially reasonable steps to maintain and protect the confidentiality of Trade Secrets, the value of which is contingent upon maintaining the confidentiality thereof, in each case, which are owned, licensed, used or held for use by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no such Trade Secrets has been disclosed other than to employees, contractors, consultants, representatives and agents of the Company or any of its Subsidiaries under an enforceable obligation of confidentiality and, to the Knowledge of the Company, there has been no unauthorized disclosure of any such Trade Secrets.
(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since June 30, 2022, none of the proprietary Software included in the Company Owned Intellectual Property (“Company Software” ) (A) to the Knowledge of the Company, contains any work, bomb, backdoor, clock, timer or other disabling device code, design or routine which can cause Software to be erased, inoperable or otherwise incapable of being used, either automatically or upon command, (B) has been distributed or incorporates any Software in a manner that requires, under the terms or conditions of any license to which such Company Software or Software incorporated therein is subject, that any such Company Software be (1) made available or distributed in source code form, (2) licensed for the purpose of making derivative works, (3) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (4) redistributable at no charge, or (C) is subject to any agreement with any Person under which the Company or any of its Subsidiaries has deposited, or could be required to deposit, into escrow the source code of such Company Software and no such source code has been released to any Person, or is entitled to be released to any Person, by any escrow agent and (ii) the consummation of the Contemplated Transactions will not trigger the release of any source code of any Company Software.
(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the IT Assets owned, leased or licensed by the Company and its Subsidiaries are sufficient for the current needs of the Company and each of its Subsidiaries to, and operate in all respects as reasonably required by the Company and each of its Subsidiaries in order for each of them to, operate its respective business as presently conducted; (ii) the Company and its Subsidiaries have implemented commercially reasonable physical, technical and organization measures consistent with industry standards and all Privacy Requirements designed to protect the confidentiality and security of the IT Assets owned by the Company and its Subsidiaries, or otherwise in their possession or control, and Personal Information and other information stored or contained therein or processed thereby against any unauthorized use, access, interruption, destruction, alteration, modification, disclosure, loss, exfiltration or corruption, or other security incident (each, a “Security Breach”); (iii) since June 30, 2022, there has been no Security Breach of any of the IT Assets owned by, or, to the Knowledge of the Company, licensed or leased by, the Company and its Subsidiaries or of any Personal Information processed thereby or on behalf of the Company or any of its Subsidiaries or otherwise in the possession or control of the Company or any of its Subsidiaries; (iv) since June 30, 2022, neither the Company nor any of its Subsidiaries has been required under applicable Law to notify Governmental Bodies, affected individuals or other Persons of any Security Breach; and (v) since June 30, 2022, the Company and its

Subsidiaries have used commercially reasonable efforts to ensure that all service providers, data processors and other third parties that process any Personal Information on behalf of the Company or any of its Subsidiaries or who access any IT Assets in the Company’s or any of its Subsidiaries’ possession or control comply with all Privacy Requirements and maintain the privacy, security, integrity and confidentiality of such Personal Information and IT Assets.
(i) Neither the execution and delivery of this Agreement, nor the performance of this Agreement by the Company or any of its Subsidiaries, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or failure to consent to the continued use of, any rights of the Company or any of its Subsidiaries in any Company Owned Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.16. Litigation. There are no, and since June 30, 2022, there have not been, any Actions pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any director or officer of the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, and the Company and its Subsidiaries are not subject to or in violation of any Order, except, in each case, that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since June 30, 2022, there has not been any internal investigation conducted by the Company or the Company Board (or any committee thereof) concerning any material allegations of fraud or malfeasance.
Section 4.17. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies are in such amounts and against such risks as the Company or such Subsidiary reasonably has determined to be prudent, taking into account the industries in which the Company and such Subsidiary operates, and as is sufficient to comply with applicable Law, (b) each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect and all premiums due thereon have been paid in full and the Company and its Subsidiaries are in compliance with the terms and conditions of such insurance policy, and (c) no notice of cancellation or termination has been received with respect to any insurance policy from the insurance provider, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such Company insurance policies. Schedule 4.17 of the Company Disclosure Letter sets forth all material insurance policies held by the Company and its Subsidiaries as of the date hereof.
Section 4.18. Employee Benefit Plans.
(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, complete and correct list of all material Company Plans in effect on the date hereof. Each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, and, to the Knowledge of the Company, there are no existing circumstances that would reasonably be expected to result in the disqualification of such Company Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan has been established and maintained in accordance with the requirements of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Laws. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company Plan that could reasonably be expected to subject the Company or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.
(b) With respect to each material Company Plan (in the case of a material PEO Plan, solely to the extent copies are reasonably available to the Company), the Company has made available to Parent true and complete copies of the following (as applicable) prior to the date hereof: (i) the Plan document, including all material amendments thereto or, with respect to any such unwritten Plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) a copy of the most recent actuarial report for the Plan, (iv) a copy of all material filings and non-routine correspondence with any Governmental Body relating to a Company Plan received or sent within the last two (2) years, and (v) the most recent Internal Revenue Service determination or opinion letter.
(c) With respect to each Company Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all contributions required to be made by the Company or any of its Subsidiaries to, and premiums payable by the Company or any of its Subsidiaries in respect of, such Company Plan have been timely made or, to the extent not required to be made on or before the date hereof, have been properly accrued on the Company’s financial statements in accordance with GAAP, and (ii) there are no Actions pending, or to the Knowledge of the Company, threatened, against any Company Plan (or in the case of a PEO Plan, in relation to the participation by the Company or any of its Subsidiaries in such Company Plan), other than routine claims for benefits.
(d) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has in the past six (6) years sponsored or contributed to (or been required to contribute to), or maintained an employee benefit plan that is or was within the past six (6) years, (i) subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Sections 3(37) and 4001(a)(3) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of the Company Plans obligates the Company or any of its Subsidiaries to provide a current or former employee (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the sole expense of the participant and coverage through the end of the month of termination of employment.
(e) Neither the execution or delivery of this Agreement, nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of some other event (including, but not limited to, a termination of employment or service), (i) result in any payment or benefit (including severance, bonus or other similar payment) becoming due to any current or former officer, director, independent contractor (who is a natural person) or employee of the Company or any of its Subsidiaries, (ii) increase any benefits or compensation otherwise payable under any Company Plan to any current or former officer, director, independent contractor (who is a natural person) or employee of the Company or any of its Subsidiaries, (iii) result in the acceleration of the time of payment or vesting of any payments or benefits owed to any current or former officer, director, independent contractor (who is a natural person) or employee of the Company or any of its Subsidiaries under any Company Plan, (iv) require the Company or its Subsidiaries to set aside any assets to fund any compensation or benefits under any Company Plan, (v) limit the ability of the Company or any of its Subsidiaries to amend or terminate any Company Plan or (vi) result in any payment that would, individually or in combination with any other payment, constitute an “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code.
Section 4.19. Environmental Compliance and Conditions.
(a) Except for matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i) the Company and its Subsidiaries are, and since June 30, 2022 have been, in compliance with all Environmental Laws;
(ii) the Company or its Subsidiaries holds, and are and have been in compliance since June 30, 2022 with, all authorizations, licenses and Permits required under Environmental Laws to operate its business as presently conducted;
(iii) neither the Company nor its Subsidiaries has received any written claim, notice or complaint, or been subject to any Action from any Governmental Body or Third Party regarding any actual or alleged violation of Environmental Laws or any Liabilities or potential Liabilities investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees arising under any actual or alleged violation of Environmental Laws, and to the Knowledge of the Company, no such Action has been threatened;
(iv) neither the Company nor any of its Subsidiaries has exposed any Person to, disposed or arranged for disposal of or released any Hazardous Substance, including at any Company Real Property, so as to give rise to Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or any other Environmental Laws;

(v) no Hazardous Substances are present or have been disposed of or released on, at, in or under (i) any real property currently or formerly owned, leased or operated by, or (ii) any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case, the Company or its Subsidiaries or to the Company’s Knowledge, any of their respective predecessors;
(vi) neither the Company nor any of its Subsidiaries has assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business; and
(vii) to the Company’s Knowledge, there is no Liability of the Company or any of its Subsidiaries as a result of any Environmental Law or Hazardous Substances.
(b) To the Company’s Knowledge, the Company has made available to Parent all environmental, health and safety reports (including Phase I and Phase II) reports that relate to the Company or its Subsidiaries or to any property or facility owned or leased by the Company or its Subsidiaries, in each case that are in the Company’s possession.
Section 4.20. Employment and Labor Matters.
(a) Since June 30, 2022, neither the Company nor any of its Subsidiaries is a party to, bound by, or subject to, any collective bargaining agreement or other similar agreement with a labor union, works council or other employee representative body and no employees of the Company or any of its Subsidiaries are represented by a labor union, works council or other similar employee representative body. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since June 30, 2022, there has been no actual or threatened unfair labor practice charges, grievances, strikes, lockouts, work stoppages or other labor disputes against or affecting the Company or its Subsidiaries.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no material Actions or any disputes (other than routine individual grievances) pending or to the Company’s Knowledge threatened (A) between the Company or any of its Subsidiaries and any of their respective officers, directors, or employees or (B) by or before any Governmental Body affecting the Company or any of its Subsidiaries concerning employment matters, and (ii) as of the date of this Agreement, to the Knowledge of the Company, no labor union, labor organization, works council or group of employees of the Company or its Subsidiaries has made a demand for recognition or certification.
(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since June 30, 2022 have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including all such Laws relating to wages, hours, human rights, immigration, discrimination, pay equity, workers’ compensation, safety and health, worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state, provincial or local “mass layoff” or “plant closing” Law.
(d) Since June 30, 2022, to the Knowledge of the Company, (i) there has been no material allegation of sexual or other discrimination, harassment or sexual misconduct made against any current or former officer, director or employee of the Company, (ii) neither the Company nor any of its Subsidiaries has entered into any material settlement agreement related to allegations of the foregoing conduct by any current or former officer, director or employee of the Company, and (iii) all material allegations of the foregoing conduct by any current or former officer, director or employee of the Company have been duly investigated in good faith or otherwise addressed in accordance with the applicable Company policy in effect at the time and applicable Law.
Section 4.21. Material Relationships.
(a) Section 4.21(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) the Company’s 10 largest customers (based on a consolidation of each customer with each of its Affiliates) for the fiscal year ended December 31, 2024, as measured by aggregate monthly contractual rent (defined as cash rent including customer reimbursements for metered power) (the “Top Customers”), (ii) the Company’s 10 largest vendors, suppliers or services providers (based on a consolidation of each vendor, supplier or service provider with each of its Affiliates) for the fiscal year ended December 31, 2024, as measured by aggregate expenditures made by the Company and its Subsidiaries to each such vendor, supplier or servicer provider (the “Top Suppliers”) and (iii) the Company’s 15 largest electrical power suppliers for the fiscal year ended December 31, 2024, in each case as measured by the aggregate amount of megawatts purchased (the “Top Power Suppliers”).
(b) Except as set forth on Section 4.21(b) of the Company Disclosure Letter, since the Company Balance Sheet Date through the date hereof, no Top Customer, Top Supplier or Top Power Supplier of the Company and its Subsidiaries listed on Section 4.21(a) of the Company Disclosure Letter has cancelled, rescinded, terminated, or notified the Company or its Subsidiaries in writing of any intention to cancel, rescind or terminate any Contract or business relationship with the Company or its Subsidiaries.
Section 4.22. Government Contracts. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since June 30, 2022, neither the Company nor any of its Subsidiaries has (a) breached or violated any Government Contract; (b) been excluded from bidding by a Governmental Body; (c) been audited or investigated by any Governmental Body with respect to any Government Contract; (d) conducted or initiated any internal investigation or made any disclosure with regard to any irregularity in connection with a Government Contract; (e) received any small business set aside contract or other order or contract requiring small business or other preferred bidder status; or (f) to the Knowledge of the Company, received any allegations of fraud, false claims or overpayments with respect to any of the Company’s or the its Subsidiaries’ Government Contracts.
Section 4.23. Regulatory Matters. None of the Company or any of its Subsidiaries is subject to any one or more of the following: (i) regulation as an “electric utility company”, a “public-utility company” or a “holding company” as defined under PUHCA, (ii) regulation as a “public utility” within the meaning of Section 201(e) of the FPA or (iii) any Laws or regulations of any State Commission pertaining to rates, incurrence of Indebtedness or organizational matters.
Section 4.24. Fiber Network. Except for violations and defaults that would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a) The collocation facilities operated by the Company as commercial data centers and the Company’s Physical Network, taken as a whole, are, in all material respects, working, functional, fit for the purpose intended, have been maintained, subject to ordinary wear and tear, in good repair and working order condition and are without any material defects for purposes of operating the business as operated by the Company.
(b) The Company has a Valid Right, or otherwise has the right, to use all equipment reasonably necessary to operate the Physical Network of the Company as currently operated by the Company.
Section 4.25. Brokerage. Other than Moelis & Company LLC and PJT Partners LP (each, a “Financial Advisor”), no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company.
Section 4.26. Disclosure. None of the information supplied or to be supplied by or on behalf of the Company in writing for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) or (b) the Proxy Statement and any amendments or supplements thereto, will, at the time the Proxy Statement is mailed to the Company Stockholders, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, at that time and in light of the circumstances under which they are made, not false or misleading. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information not supplied by or on behalf of the Company for inclusion or incorporation by reference in the foregoing documents. The representations and warranties contained in this Section 4.26 will not apply to statements or omissions included in the Registration Statement or Proxy Statement upon information furnished to the Company in writing by Parent specifically for use therein.

Section 4.27. No Rights Agreement. There is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which the Company is a party or by which it is otherwise bound.
Section 4.28. Fairness Opinion. The Company Board has received the separate opinions of Moelis & Company LLC and PJT Partners LP, each to the effect that, and as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of shares of Company Common Stock (other than the Cancelled Shares), and each such opinion has not been withdrawn, revoked or modified. A true and complete copy of such opinion shall be provided to Parent promptly after the date hereof.
Section 4.29. NO OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER) AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 8.03(D), NEITHER THE COMPANY NOR ANY PERSON ON BEHALF OF THE COMPANY MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE CONTEMPLATED TRANSACTIONS. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING DISCLAIMER, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER) AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 8.03(D), NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES WITH RESPECT TO (I) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECT INFORMATION RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES; OR (II) ANY ORAL OR WRITTEN INFORMATION PRESENTED TO PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF THE COMPANY, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE MERGER OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 4.30. NON-RELIANCE. NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES IS RELYING, AND NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES HAS RELIED, ON ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER BY OR ON BEHALF OF, PARENT, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES REGARDING THE SUBJECT MATTER OF THIS AGREEMENT, EXPRESS OR IMPLIED, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV OR ANY CERTIFICATE DELIVERED PURSUANT TO SECTION 8.03(D). SUCH REPRESENTATIONS AND WARRANTIES BY PARENT AND MERGER SUB CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF EACH OF PARENT AND MERGER SUB IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS AND THE COMPANY UNDERSTANDS, ACKNOWLEDGES AND AGREES ON BEHALF OF ITSELF AND EACH OF ITS SUBSIDIARIES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE WHETHER EXPRESS, IMPLIED OR STATUTORY ARE SPECIFICALLY DISCLAIMED BY EACH OF PARENT AND MERGER SUB. NEITHER PARENT NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE COMPANY OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE COMPANY, OR THE COMPANY’S USE OF, ANY SUCH INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO THE COMPANY IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE CONTEMPLATED TRANSACTIONS. IN CONNECTION WITH ITS DUE DILIGENCE INVESTIGATION OF PARENT, THE COMPANY HAS RECEIVED AND MAY CONTINUE TO RECEIVE AFTER THE DATE HEREOF FROM PARENT CERTAIN ESTIMATES, PROJECTIONS, FORECASTS AND OTHER FORWARD-LOOKING INFORMATION REGARDING PARENT AND ITS BUSINESSES AND OPERATIONS. THE COMPANY ACKNOWLEDGES THAT THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, PROJECTIONS, FORECASTS AND OTHER FORWARD-LOOKING STATEMENTS AND THAT THE COMPANY WILL HAVE NO CLAIM AGAINST PARENT AND MERGER SUB WITH RESPECT THERETO UNLESS ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT OR CERTIFICATE DELIVERED PURSUANT TO SECTION 8.03(D).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as otherwise disclosed in (a) Parent SEC Documents filed with or furnished on or after March 3, 2025 until two (2) Business Day prior to the date of this Agreement (excluding any disclosures in “risk factors” or otherwise relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature (in each case, other than any description of historical facts or events included therein)); provided, that, this clause (a) shall not apply to the representations and warranties set forth in Section 5.01, Section 5.02, Section 5.03, Section 5.04, the first sentence of Section 5.09 and Section 5.18 or (b) the confidential disclosure letter delivered by Parent to the Company concurrently with this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:
Section 5.01. Organization and Corporate Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Parent and each of its Subsidiaries has all requisite corporate or other entity power and authority and all authorizations, licenses and Permits necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to hold such authorizations, licenses and Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries is duly qualified or authorized to do business and is in good standing in every jurisdiction (to the extent such concept exists in such jurisdiction) in which its ownership or leasing of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified, authorized or in good standing would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. True and complete copies of the Certificate of Incorporation and the Bylaws of Parent have been heretofore made available to the Company and each is in full force and effect. Parent is not in breach of its Certificate of Incorporation or Bylaws in any material respects.
Section 5.02. Authorization; Valid and Binding Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder, and to consummate the Merger and the Contemplated Transactions, subject, in the case of the Merger, to the receipt of board approval of Parent and board approval of Merger Sub (the “Parent Board Approvals”) and the written consent of Parent as the sole stockholder of Merger Sub to the adoption of this Agreement (the “Merger Sub Consent”). The Parent Board has unanimously (a) determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable and in the best interests of, Parent and the Parent Stockholders and (b) approved and deemed advisable the execution and delivery of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger, and the issuance of shares of Parent Class A Common Stock, New Tranche 1 Warrants and New Tranche 2 Warrants in connection therewith, each on the terms and subject to the conditions set forth herein. The Merger Sub Board has (i) unanimously determined that this Agreement and the Contemplated Transactions on the terms and subject to the conditions set forth herein are advisable and in the best interests of Merger Sub and its sole stockholder, (ii) unanimously approved and deemed advisable the execution and delivery of this Agreement, the performance by Merger Sub of its covenants and agreements contained herein and the consummation of the Contemplated Transactions, including the Merger, and (iii) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Contemplated Transactions, including the Merger. As of the date of this Agreement, such approvals, determinations, declarations, resolutions and directions are valid and have not been amended or withdrawn. Except for the Parent Board Approvals and the Merger Sub Consent, no other corporate proceeding, including pursuant to the laws of the State of Delaware or the listing standards of NASDAQ, on the part of Parent or Merger Sub is necessary to authorize or adopt this Agreement, or to consummate the Merger and the Contemplated Transactions (except for the filing of the Certificate of Merger, appropriate merger documents under the HSR Act, the Registration Statement and Proxy Statement as required by applicable Law). Parent is its own “ultimate parent entity” for purposes of the HSR Act (as that term is defined in 16 C.F.R. §801.1(a)(3)). Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by the Company and any other counterparty thereto, this Agreement constitutes their legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by the Enforceability Exceptions. The shares of Parent Class A Common Stock issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and the New Tranche 1 Warrants and New Tranche 2 Warrants when issued in accordance with the terms hereof will be duly authorized and validly issued.

Section 5.03. Parent Capital Stock.
(a) As of the date hereof, the authorized capital stock of Parent consists of (w) 3,000,000,000 shares of Parent Class A Common Stock, (x) 200,000,000 shares of Parent Class B Common Stock, (y) 200,000,000 shares of Parent Class C Common Stock and (z) 100,000,000 shares of Parent Preferred Stock. As of the Measurement Date, there were (i) 369,949,555 shares of Parent Class A Common Stock issued and outstanding, (ii) 118,102,040 shares of Parent Class B Common Stock issued and outstanding, (iii) no shares of Parent Class C Common Stock issued and outstanding, (iv) 6,588,000 shares of Parent Common Stock issued and held in the treasury of Parent, (v) no shares of Parent Preferred Stock issued and outstanding, (v) 71,209,656 shares of Parent Class A Common Stock subject to outstanding Parent Equity Awards, (vi) 46,492,798 shares of Parent Class A Common Stock reserved for issuance under the Parent Equity Plans, (vii) 4,337,386 shares of Parent Class A Common Stock underlying Parent Warrants with an Exercise Price (as defined in the Parent Warrants issued pursuant to the Parent 2021 Note Purchase Agreement) of $1.55 per share, and 7,807,282 shares of Parent Class A Common Stock underlying Parent Warrants with an Exercise Price (as defined in the Parent Warrants issued pursuant to the Parent 2021 Note Purchase Agreement) of $0.0005 per share and (viii) 375,000 shares of Parent Class A Common Stock subject to purchase in connection with an equity greenshoe option granted to Magnetar Financial LLC pursuant to the Parent 2021 Note Purchase Agreement. As of the Measurement Date, 10,000,000 shares of Parent Common Stock were reserved for future purchase under the Parent employee stock purchase plan.
(b) All of the outstanding shares of Parent Capital Stock have been, and all shares that may be issued pursuant to any Parent Equity Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. All of the issued and outstanding shares of Parent Capital Stock were issued in compliance with all applicable Laws concerning the issuance of securities. There are no outstanding bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of the Parent may vote. Except as specified in this Section 5.03 or as set forth on Section 5.03(b) of the Parent Disclosure Letter, Parent does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by Parent. Except as specified in this Section 5.03 or as set forth on Section 5.03(b) of the Parent Disclosure Letter, there are no outstanding or promised (i) shares of capital stock or other equity interests or voting securities or ownership interests of Parent, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock or other equity interests or voting securities or ownerships interests of Parent, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal, binding commitments or other Contracts that require Parent to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or other equity interests or voting securities or ownership interests of Parent, (iv) restricted shares, restricted stock units, stock appreciation rights, phantom stock, profit participation or similar securities of Parent or (v) bonds, debentures, notes or other indebtedness for borrowed money of Parent having the right to vote on any matters on which Parent Stockholders may vote (collectively, the “Parent Securities”). As of the date hereof, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to the voting, registration or transfer of any Parent Securities. Since the Parent Balance Sheet Date to the date hereof, neither Parent nor any of its Subsidiaries has declared, set aside or paid any dividends on, or made any other distributions (whether in cash or stock) in respect of, any capital stock or other equity interests or voting securities of such Person (other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent entity).
Section 5.04. Subsidiaries. Parent’s registration statement on Form S-1 filed with the SEC on March 3, 2025 identifies, as of its filing date, all “significant subsidiaries” (as defined under Rule 1-02(w) of Regulation S-X promulgated pursuant to the 1934 Act) (each, a “Significant Subsidiary”) of Parent and their respective jurisdictions of organization. Each Significant Subsidiary of Parent is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the laws of the jurisdiction of its incorporation or organization, except where failure to be in good standing has, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All of the outstanding shares of capital stock or equivalent equity interests of each of Parent’s Significant Subsidiaries have been validly issued, are fully paid and nonassessable, and are owned of record and beneficially, directly or indirectly, by Parent free and clear of all Liens (other than Permitted Liens). None of Parent’s Significant Subsidiaries has any other equity securities authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing. There are no outstanding or authorized options or other rights to acquire from any of Parent’s Significant Subsidiaries, or any obligations of any of Parent’s Significant Subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of any of Parent’s Subsidiaries (collectively, “Parent Subsidiary Securities”). There are no outstanding obligations of Parent or its Significant Subsidiaries to repurchase, redeem, or otherwise acquire any Parent Subsidiary Securities, and there are no other options, calls, warrants, or other rights, relating to Parent Subsidiary Securities to which Parent or its Significant Subsidiaries is a party. Except for the capital stock or other equity or voting interests of its Significant Subsidiaries, Parent does not own, directly or indirectly, any capital stock or other equity or voting interests in any Person.
Section 5.05. No Breach. Except as set forth in Section 5.05 of the Parent Disclosure Letter, the execution, delivery and performance of this Agreement by Parent and the consummation of the Contemplated Transactions do not and will not (a) conflict with or violate any of Parent’s Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 5.06 have been obtained and all filings and obligations described in Section 5.06 have been made, conflict with or violate any Law or Order to which Parent, its Subsidiaries or any of its or their properties or assets is subject or (c) with or without the giving of notice or lapse of time or both, conflict with or result in any breach of, constitute a default under, result in a violation of, give rise to a right of termination, cancellation or acceleration under, give rise to any penalties, repayment obligations, special assessments or additional payments under, result in loss of any benefit under, result in the creation of any Lien (other than any Permitted Lien) upon any assets of Parent or any of its Subsidiaries pursuant to or require any consent, waiver, approval of any other Person pursuant to, the provisions of any material contract of Parent; except, in the case of each of clauses (b) and (c) of this Section 5.05, for any conflicts, violations, consents, approvals, authorizations, breaches, defaults, terminations, cancellations, accelerations, penalties, repayment obligations, special assessments or additional payments, Liens or waivers, which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.06. Consents, etc. Except for (a) the applicable requirements of the HSR Act and any other Antitrust Law, (b) applicable requirements of the Exchange Act, (c) the filing of the Registration Statement, including the Proxy Statement under the Securities Act, (d) any filings required under state or foreign securities Laws, including any “blue sky” Laws, (e) any filings required by NASDAQ, (f) the filing of the Certificate of Merger and (g) any filings (A) the failure of which to make would not prevent or materially impair Parent’s ability to consummate the Merger prior to the End Date or (B) the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above or as set forth on Section 5.06 of the Parent Disclosure Letter, no consent, approval or authorization of any Governmental Body is required to be obtained by Parent or any of its Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain (A) would not prevent or materially impair Parent’s ability to consummate the Merger prior to the End Date or (B) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.07. SEC Reports; Disclosure Controls and Procedures.
(a) Except as set forth on Section 5.07(a) of the Parent Disclosure Letter, Parent has timely filed or furnished all forms, reports and other documents with the SEC required to be filed or furnished by Parent since March 27, 2025 (such reports or documents, together with any exhibits and schedules thereto, and information incorporated herein, the “Parent SEC Documents”). No Subsidiary of Parent is required to file or furnish, or files or furnishes, any form, report or other document with the SEC. As of their respective filing dates (or, if amended, supplemented or superseded by a filing at least two (2) Business Days prior to the date of this Agreement, then on the date of such most recent applicable amendment, supplement or superseding filing) (and as of the date of effectiveness, in the case of any Parent SEC Documents that is a registration statement or an amendment or supplement to a registration statement): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the NASDAQ and

the Sarbanes-Oxley Act (as the case may be), and the rules and regulations promulgated thereunder, each as in effect on the date so filed or furnished, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
(b) The financial statements (including related notes, if any) contained in the Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto at such time; (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC); and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments (or with respect to pro forma financial information, subject to the qualifications stated therein)).
(c) Parent has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) that provides reasonable assurances regarding the reliability of financial reporting. Parent maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) reasonably designed to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent’s internal control over financial reporting is in compliance in all material respects with the applicable requirements of Section 404 of the Sarbanes-Oxley Act. Parent has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since March 27, 2025, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed. As of the date of this Agreement, there have not been, since June 30, 2022, any complaints or concerns made through Parent’s whistleblower hot line or equivalent system for receipt of employee concerns regarding alleged violations of law or questionable accounting or auditing matters that are material to Parent and its Subsidiaries, taken as a whole, that remain outstanding or unresolved.
(d) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review. To the Knowledge of Parent, there are no SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Parent.
(e) Neither Parent nor any of its Subsidiaries is a party to, and has no commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s published financial statements or other Parent SEC Documents.
(f) Since March 3, 2025, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NASDAQ, and the statements contained in any such certifications were complete and correct as of their respective dates.

(g) There are no outstanding loans or other extensions of credit made by Parent or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent.
Section 5.08. No Undisclosed Liabilities. Except (a) as and to the extent disclosed and provided for or reserved against on the unaudited consolidated balance sheet of Parent of March 31, 2025 (the “Parent Balance Sheet Date”) (or disclosed in the notes to such balance sheet) that is included in the Parent SEC Documents; (b) as incurred after the date thereof in the ordinary course of business (but excluding violations of law or regulation, breaches of Contracts or Permits or torts); (c) as incurred in connection with this Agreement or the Contemplated Transactions; or (d) as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, together with its Subsidiaries, does not have any Liabilities.
Section 5.09. Absence of Certain Developments. Since the Parent Balance Sheet Date to the date of this Agreement, there has not been any Parent Material Adverse Effect. Except as in connection with the Contemplated Transactions, since the Parent Balance Sheet Date to the date of this Agreement, none of Parent or any of its Subsidiaries has taken or omitted to take any action that, if taken or omitted during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of Section 6.02(b)(i), Section 6.02(b)(ii) or Section 6.02(b)(iv).
Section 5.10. Compliance with Laws.
(a) Parent and each of its Subsidiaries are and have been since June 30, 2022, in compliance with all Laws, applicable to them or any of the properties or other assets or businesses or operations of Parent and its Subsidiaries, except where any noncompliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since June 30, 2022, (i) neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Body that (A) alleges any violation or noncompliance of any applicable Law, and to Parent’s Knowledge, there is no such investigation or inquiry pending or (B) asserts any fine, assessment or cease and desist order, or the suspension, revocation or limitation or restriction of any Permit issued to or held by Parent or any of its Subsidiaries and (ii) neither Parent nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged noncompliance with, or violation of, any applicable Law. There is no Order outstanding against Parent or any of its Subsidiaries that is or would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.
Section 5.11. Transactions with Affiliates. Since June 30, 2022 until the date hereof, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Parent SEC Documents filed prior to the date hereof.
Section 5.12. Litigation. There are no, and since June 30, 2022, there have not been, any Actions pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any director or officer of Parent or any of its Subsidiaries, at law or in equity, or before or by any Governmental Body, and Parent and its Subsidiaries are not subject to or in violation of any Order, except, in each case, that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since June 30, 2022, there has not been any internal investigation conducted by Parent or the Parent Board (or any committee thereof) concerning any material allegations of fraud or malfeasance.
Section 5.13. Brokerage. Other than Goldman Sachs & Co LLC, no Person is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent.
Section 5.14. Disclosure. None of the information supplied or to be supplied by or on behalf of Parent in writing for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC and becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) or (b) the Proxy Statement and any amendments or supplements thereto, will, at the time the Proxy Statement is mailed to the Company Stockholders, or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, necessary in order to make the statements therein, at that time and in light of the circumstances under which they are made, not false or misleading. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information not supplied by or on behalf of Parent for inclusion or incorporation by reference in the foregoing documents. The representations and warranties contained in this Section 5.14 will not apply to statements or omissions included in the Registration Statement or Proxy Statement upon information furnished to Parent in writing by the Company specifically for use therein.
Section 5.15. Ownership of Company Capital Stock. Parent and its Subsidiaries do not beneficially own, and do not have any interest in, and, in the last three (3) years, have not beneficially owned or had any interest in any shares of Company Capital Stock.
Section 5.16. Merger Sub. Merger Sub was organized solely for the purpose of entering into this Agreement and consummating the Contemplated Transactions and has not engaged in any activities or business and have incurred no liabilities or obligations whatsoever, in each case other than those incident to its organization and the execution of this Agreement and the consummation of the Contemplated Transactions.
Section 5.17. Merger Qualification. Neither Parent nor either Merger Sub has taken or agreed to take any action, and, to the Knowledge of Parent, there are no facts, agreements, plans or other circumstances, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 5.18. NO OTHER REPRESENTATIONS AND WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE V (AS MODIFIED BY THE PARENT DISCLOSURE LETTER), AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 8.03(D), NEITHER PARENT NOR ANY PERSON ON BEHALF OF PARENT MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND PARENT HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE CONTEMPLATED TRANSACTIONS. IN PARTICULAR, WITHOUT LIMITING THE FOREGOING DISCLAIMER, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE V (AS MODIFIED BY THE PARENT DISCLOSURE LETTER) AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 8.03(D), NEITHER PARENT, MERGER SUB NOR ANY OTHER PERSON MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY TO COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES WITH RESPECT TO (I) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECT INFORMATION RELATING TO PARENT OR ANY OF ITS SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES; OR (II) ANY ORAL OR WRITTEN INFORMATION PRESENTED TO COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN THE COURSE OF ITS DUE DILIGENCE INVESTIGATION OF PARENT, THE NEGOTIATION OF THIS AGREEMENT OR IN THE COURSE OF THE MERGER OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 5.19. NON-RELIANCE. NEITHER PARENT, MERGER SUB NOR ANY OF PARENT’S OTHER SUBSIDIARIES IS RELYING, AND NEITHER PARENT, MERGER SUB NOR ANY OF PARENT’S OTHER SUBSIDIARIES HAS RELIED, ON ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER BY OR ON BEHALF OF, COMPANY OR ANY OF ITS AFFILIATES REGARDING THE SUBJECT MATTER OF THIS AGREEMENT, EXPRESS OR IMPLIED, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV OR ANY CERTIFICATE DELIVERED PURSUANT TO SECTION 8.02(D). SUCH REPRESENTATIONS AND WARRANTIES BY THE COMPANY CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS AND EACH OF PARENT AND MERGER SUB UNDERSTANDS, ACKNOWLEDGES AND AGREES ON BEHALF OF ITSELF AND EACH OF ITS SUBSIDIARIES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE WHETHER EXPRESS, IMPLIED OR STATUTORY ARE SPECIFICALLY DISCLAIMED BY THE COMPANY. NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PARENT OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO PARENT OR MERGER SUB, OR PARENT’S OR MERGER SUB’S USE OF, ANY SUCH INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR

OTHER MATERIAL MADE AVAILABLE TO PARENT OR MERGER SUB IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE CONTEMPLATED TRANSACTIONS. IN CONNECTION WITH THEIR DUE DILIGENCE INVESTIGATION OF THE COMPANY, PARENT AND MERGER SUB HAVE RECEIVED AND MAY CONTINUE TO RECEIVE AFTER THE DATE HEREOF FROM THE COMPANY CERTAIN ESTIMATES, PROJECTIONS, FORECASTS AND OTHER FORWARD-LOOKING INFORMATION REGARDING THE COMPANY AND ITS BUSINESSES AND OPERATIONS. PARENT AND MERGER SUB ACKNOWLEDGE THAT THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH ESTIMATES, PROJECTIONS, FORECASTS AND OTHER FORWARD-LOOKING STATEMENTS AND THAT PARENT AND MERGER SUB WILL HAVE NO CLAIM AGAINST THE COMPANY WITH RESPECT THERETO UNLESS ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT OR CERTIFICATE DELIVERED PURSUANT TO SECTION 8.03(D).
ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS
Section 6.01. Covenants of the Company.
(a) Except (i) as required or prohibited by applicable Law, (ii) as expressly required or expressly permitted by this Agreement, (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (iv) as set forth in Section 6.01(a) of the Company Disclosure Letter, from the date hereof until the earlier of the Effective Time or the date this Agreement is validly terminated in accordance with Article IX (the “Pre-Closing Period”), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (A) carry on its business in the ordinary course of business in all material respects, (B) preserve intact its current business organizations and its relationships with customers, suppliers, distributors, lenders, landlords, tenants, utility companies, power providers, Governmental Bodies and others having business relationships that in each case are material to the Company or its Subsidiaries taken as a whole, (C) comply with applicable Law in all material respects, (D) maintain in effect all necessary Permits that are material to the Company and its Subsidiaries taken as a whole and (E) maintain the material assets and material properties of the Company in their current condition in all material respects, ordinary wear and tear excepted; provided, that (i) no action by the Company or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.01(b) shall be a breach of this sentence unless such action would constitute a breach of another provision of this Section 6.01.
(b) Without limiting the generality of Section 6.01(a), during the Pre-Closing Period and except (i) as set forth in Section 6.01(b) of the Company Disclosure Letter, (ii) as required or prohibited by applicable Law, (iii) as expressly required or expressly permitted by this Agreement or (iv) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not and shall cause its Subsidiaries, not to:
(i) enter into any new line of business outside the existing lines of business of the Company and its Subsidiaries as of the date of this Agreement;
(ii) (1) declare, set aside, establish a record date for or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Company Capital Stock or Company Subsidiary Securities or other equity securities of the Company or its Subsidiaries or (2) directly or indirectly redeem, repurchase, buyback or otherwise acquire any shares of Company Capital Stock, any Company Subsidiary Securities, any Company Convertible Notes, any Company Warrants or any Company RSU Awards or Company PSU Awards with respect thereto, except, in each case, (A) for the declaration and payment of dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company solely to its direct parent entity, (B) any forfeitures or repurchases of unvested Company RSU Awards, Company PSU Awards or other shares of Company Capital Stock issued pursuant to or granted as awards under the Company Equity Plans in accordance with the terms thereof as in effect as of the date hereof, (C) to satisfy any applicable Tax withholding in respect of the vesting or settlement of any Company RSU Awards or Company PSU Awards, (D) for the issuance of shares of Company Common Stock (and payment of cash in lieu of issuing any fractional share) to settle (x) any conversion of any of the Company Convertible Notes in accordance with the terms of the corresponding Indenture or (y) any exercise of the Company Warrants, in each case, as outstanding on the date hereof and in accordance with their respective terms on the date hereof, (E) payments of regular scheduled interest upon the Company Convertible Notes solely to the extent required pursuant to the terms of the corresponding Indenture or any exercise of the Company Warrants, in each case, outstanding on the date hereof and in accordance with their respective terms as in effect on the date hereof, or (F) as required by the Company CVR Agreement;
(iii) (x) issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, or make or exercise any option to purchase with respect to, (1) any shares of Company Capital Stock or any Company Subsidiary Securities, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any phantom equity or similar contractual rights or (4) any rights, warrants or options to acquire any such shares or securities exchangeable into such shares, except in each case: (A) for the issuance of shares of Company Common Stock (and payment of cash in lieu of issuing any fractional shares) to settle (x) any conversion of the Company Convertible Notes in accordance with the terms of the corresponding Indenture existing as of the date hereof, or (y) any exercise of the Company Warrants, in each case, outstanding on the date hereof in accordance with their respective terms as in effect on the date of this Agreement, (B) for issuances of Company Common Stock upon the vesting or settlement of Company RSU Awards or Company PSU Awards outstanding prior to the date hereof or issued after the date hereof in compliance with this Agreement, in each case in accordance with their respective terms, (C) for transactions solely between or among any of the Company and its wholly owned Subsidiaries, and (D) Permitted Liens or (y) amend or otherwise change any term of any Company Capital Stock or Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);
(iv) except as required by the terms of a Company Plan as in effect as of the date hereof, (A) grant or increase (or promise to commit to grant or increase) the wages, salary, severance, equity or other compensation or benefits with respect to any of the Company’s or any of its Subsidiaries’ officers, directors, or employees, (B) establish, adopt, enter into, materially amend or terminate any Company Plan, other than the amendment of any Company Plan that is a broad-based welfare benefit plan in the ordinary course of business and in a manner that does not enhance the benefits under such Company Plan or increase the costs to the Company or any of its Subsidiaries, (C) accelerate the vesting, funding or time of payment of any compensation or other benefit, (D) enter into any transaction bonus, retention, change-of-control or similar agreement or arrangement with any employee of the Company or any of its Subsidiaries or pay or award (or commit to pay or award) any amounts in respect of the foregoing, (E) grant, or promise or commit to grant, any equity or equity-aligned awards or any long-term incentive awards, (F) waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement or other restrictive covenant obligation of any current or former employee or other individual service provider;
(v) (A) adopt, enter into or amend any collective bargaining agreement or other Contract with any labor union, works council or other similar employee representative body applicable to the Company or its Subsidiaries or (B) engage in any conduct that would result in an employment loss or layoff for a sufficient number of employees of the Company or its Subsidiaries which would constitute a “plant closing” or “mass layoff” under WARN;
(vi) hire, engage, promote or terminate (other than for cause) any employee, except for (A) the hiring or engagement of any individual to whom an offer of employment has been extended on or prior to the date hereof as listed in Section 6.01(b)(vi) of the Company Disclosure Letter or (B) the hiring, engagement, promotion or termination of any employee below the title of Senior Manager and with a base salary less than $180,000 in the ordinary course of business consistent with past practice;
(vii) (A) other than as expressly required by this Agreement in furtherance of the Contemplated Transactions, amend, or propose to amend any Company Organizational Document (including by merger, consolidation or otherwise); (B) adopt a stockholders’ rights plan or similar plan or (C) other than this Agreement, enter into any agreement with respect to the voting of the Company Capital Stock or any Company Subsidiary Securities;
(viii) effect a recapitalization, reclassification of shares, stock split, reverse stock split, combination, subdivision or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of Company Capital Stock;

(ix) (i) adopt a plan of complete or partial liquidation or dissolution, of the Company or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X or (ii) enter into any merger, liquidation, dissolution, reorganization or restructuring of the Company or any such “significant subsidiaries”;
(x) other than capital expenditures made pursuant to Development Contracts with respect to the Parent Development Properties, incur, make or authorize any capital expenditures or any obligations or liabilities in respect thereof, other than capital expenditures that are in the ordinary course and do not exceed $5,000,000 individually or $10,000,000 in the aggregate or are contemplated by Annex 6.01(b)(x) to the Company Disclosure Letter;
(xi) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets of any other Person, except for (A) purchases in the ordinary course of business, (B) transactions (I) solely among the Company and one or more of its wholly owned Subsidiaries or (II) solely among the Company’s wholly owned Subsidiaries and (C) pursuant to existing contractual obligations disclosed to Parent prior to the date hereof but excluding the contractual obligations contemplated by Section 6.01(b)(xxvi);
(xii) (A) incur, assume, endorse, guarantee, or otherwise become liable for any indebtedness for borrowed money or any surety bonds or letters of credit obligations or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise) or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (other than the Company or any of its Subsidiaries), (B) make any material loans or advances to any other Person, or (C) make any material capital contributions to, or investments in, any other Person, except, in each case, for (1) among the Company and its wholly owned Subsidiaries or to or among any wholly owned Subsidiaries of the Company, (2) any surety bonds or letters of credit obligations incurred, assumed, endorsed, guaranteed or for which the Company or any of its Subsidiaries otherwise become liable in the ordinary course of business, (3) any advances or deposits for the future delivery of goods or services, including under co-location agreements, and (4) guarantees by the Company or its Subsidiaries of obligations of the Company or any of its Subsidiaries;
(xiii) sell, transfer, assign, mortgage, encumber, pledge, license, lease, sublease, abandon or otherwise withdraw or dispose of any properties or assets with a fair market value in excess of $3,000,000 in the aggregate except for, in each case, (x) Permitted Liens, (y) sales of inventory and equipment, or of obsolete or worthless assets, in each case in the ordinary course of business, and (z) any transaction (I) solely among the Company and one or more of its wholly owned Subsidiaries or (II) solely among the Company’s wholly owned Subsidiaries;
(xiv) (A) other than non-exclusive licenses granted in the ordinary course of business, sell, lease, assign, transfer, convey, dispose of, grant any license or sublicense in, to or under, create or incur any Lien (other than Permitted Liens) on, any material Company Owned Intellectual Property or (B) allow any material Registered IP to lapse or go abandoned, other than at the end of its maximum statutory term;
(xv) pay, discharge, settle, compromise or satisfy, or offer or propose to pay, discharge, settle, compromise or satisfy, (A) any Action or threatened Action that results in the payment of monetary damages in excess of $3,000,000 in the aggregate, or that imposes any material restrictions or limitations upon the assets, operations or business of the Company or any of its Subsidiaries (or Parent after Closing) or equitable or injunctive remedies or the admission of wrongdoing by the Company or any of its Subsidiaries (or Parent, after the Closing) or (B) any Action or threatened Action (excluding any Action or threatened Action relating to Taxes, such Action and threatened Actions being subject to Section 6.01(b)(xvii)) that relates to the transactions contemplated hereby;
(xvi) change its fiscal year or change any of its financial accounting methods or practices or internal accounting controls or disclosure controls and procedures in any respect, except as required by GAAP, Regulation S-X of the Exchange Act, or a Governmental Body or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(xvii) other than in the ordinary course of business, (A) make, change or revoke any material Tax election with respect to the Company or any of its Subsidiaries, (B) adopt or make any material change to any material method of Tax accounting, (C) enter into any Closing Agreement relating to or affecting any material Tax Liability or refund of material Taxes with respect to the Company or any of its Subsidiaries, (D) change any material Tax accounting period, (E) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than any such extensions or waivers automatically granted), or (F) settle or compromise any material Tax Liability or refund of material Taxes with respect to the Company or any of its Subsidiaries for an amount materially in excess of amounts reserved therefor, in the case of each of clauses (A) through (F), if such action would result in a material increase in the Tax liability of the Company and its Subsidiaries, taken as a whole (it being agreed and understood that none of clauses (i) through (xvi) nor clause (xviii) through (xxvii) of this Section 6.01(b) shall apply to Tax compliance matters other than clause (xxvii) insofar as it relates to this clause (xvii);
(xviii) amend or modify in any material respect, terminate or fail to renew (including failing to exercise a renewal or extension option under) or grant any material waiver or consent under, any Company Material Contract (or any Contract that, if existing on the date hereof, would be a Company Material Contract), or enter into any Contract that, if existing on the date hereof, would be a Company Material Contract, or otherwise knowingly waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries with respect to any Company Material Contract (excluding any Development Contracts with respect to the Parent Development Properties, which shall be subject to Section 6.01(b)(xxiv), and Real Property Leases, which shall be subject to Section 6.01(b)(xxv)), in each case other than (a) in the ordinary course and in a manner that is not reasonably expected to be adverse to the Company or its Subsidiaries or, after giving effect to the Contemplated Transactions, Parent and its Subsidiaries, (b) the expiration or renewal of any Company Material Contract with a Third Party in accordance with its terms, or (c) as expressly contemplated by this Agreement;
(xix) take any action to exempt any Person from any state takeover statute or similar statute or regulation that applies to the Company with respect to an Acquisition Proposal, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Merger Sub, or any of their respective Subsidiaries or Affiliates or to the extent permitted pursuant to Section 7.04;
(xx) voluntarily abandon, withdraw, terminate, suspend, abrogate, amend or modify any Permit issued to or held by the Company or any of its Subsidiaries in a manner that would materially impair the operation of the business of the Company or any of its Subsidiaries, taken as a whole;
(xxi) (i) fail to maintain any material property insurance currently in effect covering the Owned Real Property or (ii) cancel, amend or modify any material license or Permit held by the Company with respect to the Owned Real Property, Company Real Property Leases or any part thereof which would be binding after the Effective Time in a manner that would materially impair the operation or the use of such real property (as currently used in connection with the Company’s business);
(xxii) initiate or consent to any material zoning reclassification of any Company Real Property or any material change to any approved site plan (in each case, that is material to such Company Real Property or plan, as applicable), special use permit or other land use entitlement affecting any material Company Real Property or Leased Real Property, in each case, in a manner that would materially inhibit the Company’s ability to develop or use the Company Real Property for data center operations;
(xxiii) fail to maintain in full force and effect existing material insurance policies (or substantially similar replacements thereto) (excluding property insurance covering Owned Real Property, which is the subject of Section 6.01(b)(xxi)); provided that in the event of a termination, cancellation or lapse of any material insurance policy, the Company shall use reasonable best efforts to promptly obtain replacement policies on substantially consistent terms and providing substantially comparable insurance coverage with respect to the material assets, operations and activities of the Company and its Subsidiaries as currently in effect as of the date hereof;
(xxiv) (A) enter into or materially amend, modify, waive any material rights under or grant any material consents under any material Development Contract at any Development Property that is not a Parent Development Property, other than in the ordinary course of business; provided that the Company and its Subsidiaries shall not enter into any new co-location agreements with respect to any Development Property that is not a Parent Development Property or (B) enter into or materially amend, modify, waive any material rights under or grant any material consents under any non de minimis Development Contract with respect to a Parent Development Property;
(xxv) enter into or materially amend, renew or extend (or fail to exercise a renewal or extension option under), or materially modify a Company Real Property Lease or terminate any Company Real Property Lease (except any termination that shall occur at the end of the maximum term of such Real Property Lease), other than by extending such term through the payment of any extension fee in an amount up to $3,000,000;
(xxvi) fail to take any action contemplated to be taken by the Company on Section 6.01(b)(xxvi) of the Company Disclosure Letter; or
(xxvii) authorize, agree or commit to take any of the actions described in Section 6.01(b)(i) through (xxvi).
Section 6.02. Covenants of Parent.
(a) Except (i) as set forth in Section 6.02(a) of the Parent Disclosure Letter, (ii) as required or prohibited by applicable Law, (iii) as expressly permitted or expressly required by this Agreement or (iv) with the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned), during the Pre-Closing Period, Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (A) carry on its business in the ordinary course of business in all material respects and (B) preserve intact its current business organizations and its relationships with material customers, material suppliers, Governmental Bodies and others having business relationships that are material to Parent or its Subsidiaries taken as a whole, provided, that (i) no action by Parent or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.02(b) shall be a breach of this sentence unless such action would constitute a breach of another provision of this Section 6.02.
(b) Without limiting the generality of Section 6.02(a), during the Pre-Closing Period and except (i) as set forth in Section 6.02(b) of the Parent Disclosure Letter, (ii) as required or prohibited by applicable Law, (iii) as expressly required or expressly permitted by this Agreement or (iv) with the prior written consent of the Company (which consent shall not be unreasonably delayed, withheld or conditioned), Parent shall not and shall cause its Subsidiaries not to:
(i) (1) declare, set aside, establish a record date for or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any Parent Capital Stock, except (A) for the declaration and payment of dividends or distributions by a direct or indirect Subsidiary of Parent solely to its parent, (B) any forfeitures or repurchases of Parent Equity Awards granted under the Parent Equity Plans, or (C) to satisfy any applicable Tax withholding in respect of the exercise, vesting or settlement of any Parent Equity Award;
(ii) issue, sell or authorize the issuance or sale of, or make any option to purchase with respect to, (1) any shares of Parent Capital Stock or any equity securities of Parent’s subsidiaries, (2) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (3) any phantom equity or similar contractual rights or (4) any rights, warrants or options to acquire any such shares or securities exchangeable into such shares, except in each case: (A) the grant of Parent Equity Awards or any other equity compensation award pursuant to any stockholder-approved equity plan, (B) for issuances of Parent Common Stock upon the vesting, exercise or settlement of Parent Equity Awards (and dividend equivalents thereon, if applicable) outstanding prior to the date hereof or issued after the date hereof in compliance with this Agreement, (C) any exercise of the Parent Warrants and in accordance with their respective terms on the date hereof, (D) transactions solely between or among Parent and its wholly owned Subsidiaries, (E) Permitted Liens, (F) the issuance by Parent of not more than 12.5% of the total number of shares of Parent Common Stock issued and outstanding as of the date of this Agreement determined on a fully-diluted basis, (G) the sale or issuance of Parent Common Stock in connection with one or more mergers; acquisitions of securities, businesses, property or other assets, products or technologies; joint ventures; commercial relationships or other strategic corporate transactions or alliances, whether structured as a merger, stock purchase, business combination or otherwise and (I) the sale of Parent Class A Common Stock upon the exercise of the equity greenshoe option granted to Magnetar Financial LLC pursuant to the Parent 2021 Note Purchase Agreement;
(iii) other than as expressly permitted or required by this Agreement in furtherance of the Contemplated Transactions, amend, or propose to amend any of Parent’s Organizational Documents (including by merger, consolidation or otherwise) in a manner that would be adverse to the Company or the Company’s stockholders;
(iv) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;
(v) adopt a plan of complete or partial liquidation or dissolution, of Parent or any of its “significant subsidiaries,” as defined in Rule 1-02(w) of Regulation S-X; or
(vi) authorize, agree or commit to take any of the actions described in Section 6.02(b)(i) through Section 6.02(b)(iv).
Section 6.03. No Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ operations or give Parent, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
ARTICLE VII
ADDITIONAL COVENANTS OF THE PARTIES
Section 7.01. Investigation.
(a) Upon Parent’s reasonable advance notice to the Company, for purposes reasonably related to consummating the Contemplated Transactions, or preparing for post-Merger integration or restructuring and notwithstanding anything to the contrary in the Confidentiality Agreement, the Company and its Subsidiaries shall afford to Parent and its Representatives reasonable access during normal business hours during the Pre-Closing Period to the Company’s and its Subsidiaries’ personnel and properties, Contracts, books and records and any report, schedule or other documents filed or received by it pursuant to the requirements of applicable Law and with such additional financial, operating and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request, provided, however, that such access shall be in a manner so as to not unreasonably interfere with the normal business operations of the Company or any of its Subsidiaries. Notwithstanding the foregoing, neither the Company nor its Subsidiaries shall be required to afford such access to Parent and its Representatives if, in the reasonable judgment of the Company, it would cause a loss of privilege to the Company or any of its Subsidiaries, or would constitute a violation of any applicable Law, would result in the disclosure of any valuations of the Company or Parent in connection with the Contemplated Transactions or portions of the minutes of the meetings of the Company Board or any committee thereof (including any presentations or other materials prepared by or for the Company Board or any committee thereof) where the Company Board or such committee, as applicable, discussed the Contemplated Transactions or any similar transaction between the Company and any other Person, would result in the disclosure of any information that is reasonably pertinent to a litigation where Parent or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties or would result in the unauthorized disclosure of any Trade Secrets; provided, in each case, that the Company has used its reasonable best efforts to find an alternative way to provide the access or information contemplated by this Section 7.01(a) to Parent and its Representatives, as applicable, that does not cause such loss, constitute such violation or breach or result in such disclosure or exposure. No access or information provided pursuant to this Section 7.01 shall limit or otherwise affect or be deemed to modify any representation or warranty made by the Company or the remedies available to Parent, Merger Sub or the Company hereunder.
(b) Following the date of this Agreement, the Company and Parent shall use reasonable efforts to develop mutually acceptable protocols (including with respect to antitrust considerations) to manage communications between the Parties and their respective employees. Disclosure of any information pursuant to this Section 7.01 or Section 7.05 shall be subject to any additional confidentiality or joint defense agreement the Parties may mutually determine to enter into.
(c)
(i) As promptly as practicable following the date of this Agreement and to the extent permitted by applicable Law, each of Parent and the Company shall appoint an equal number (to be mutually agreed) of representatives to a committee (the “Transition and Development Committee”), each of whom shall have suitable seniority and the requisite skills, knowledge, experience and authority to discuss, coordinate and make arrangements related to integration matters between Parent, on one hand, and the Company and its Subsidiaries, on the other hand. The purpose of the Transition and Development Committee shall be to plan and discuss (i) integration planning, (ii) contractual pipelines, (iii) status of electric power, (iv) equipment procurement, (v) status of outstanding option contracts, letters of intent, and validation of site suitability and power, (vi) requests for consent made by the Company or Parent, as applicable, pursuant to Section 6.01 or 6.02, as applicable, and (vii) any other issue or matters that may otherwise be referred to the Transition and Development Committee. The members of the Transition and Development Committee will also cooperate to oversee and plan for the development of the Parent Development Properties in accordance in all material respects with Contracts between the Parties or their respective Subsidiaries and between the Company or its Subsidiaries with Third Parties with respect to such matters. It is understood and agreed that any failure by the Company to comply with its obligations pursuant to Section 6.01(a), Section 6.01(b) (solely in respect of Section 6.01(b)(xxi)), Section 6.01(b)(xviii) (solely with respect to Company Material Contracts to which Parent or any of its Subsidiaries is party), Section 6.01(b)(xxiii) (solely with respect to any Company Real Property with respect to which Parent is a party to a Development Contract) and Section 6.01(b)(xxv) (solely with respect to any Company Real Property Lease with respect to which Parent is a party) or this Section 7.01(c) that is primarily caused by, or primarily results from, any breach of contractual obligations owed by Parent or its Subsidiaries to the Company or its Subsidiaries or any unreasonable failure or delay of Parent or its Subsidiaries in providing any consent reasonably requested by the Company pursuant to Section 6.01, shall not be taken into account for purposes of determining the satisfaction of the conditions in Section 8.02(b); provided that, the Company shall not be deemed in breach of Section 6.01(a), including for the purposes of the closing condition in Section 8.02(b), as a result of the failure to take any action that the Company requested Parent’s consent to take pursuant to Section 6.01(b) and Parent declined to consent.
(ii) Each member of the Transition and Development Committee shall be subject to confidentiality and other restrictions necessary or appropriate to ensure compliance with Antitrust Laws and any other applicable Laws, in each case, as reasonably agreed by the Parties. The Transition and Development Committee shall participate in weekly, or as reasonably agreed between Parent and the Company, integration and development planning meetings and in connection therewith, prior to each such meeting (x) the Company shall use commercially reasonable efforts to provide Parent with updated information reasonably requested in advance by Parent for integration and development planning, including historical operating reports (provided that the Company shall only be required to provide Parent with reports that the Company prepares in the ordinary course of business), and (y) Parent shall use commercially reasonable efforts to timely review and respond to any requests from the Company for Parent’s consent or cooperation in connection with the matters addressed by the Transition and Development Committee.
(d) Prior to the Closing Date, nothing herein shall authorize any Party or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by the other Party or its Subsidiaries absent the prior consent of such other Party or its Subsidiaries.
(e) The Parties hereby agree that all information provided to them or their respective Representatives (as defined in the Confidentiality Agreement) (or, in the case of Parent, Debt Financing Sources) in connection with this Agreement and the consummation of the Contemplated Transactions, including the information provided pursuant to Section 7.01(a), shall be deemed to be Confidential Information, as such term is defined in, and shall be treated in accordance with, that certain confidentiality letter agreement between Parent and the Company dated as of June 13, 2025 (as it may be amended, the “Confidentiality Agreement”). In furtherance of the foregoing, each of Parent and the Company agrees that it will not, and will cause its Representatives (as defined therein) (excluding Third Party Representatives (as defined therein), who it will only need to direct) not to, use any information obtained pursuant to this Section 7.01 for any competitive or other prohibited purpose unrelated to the consummation of the Contemplated Transactions or the preparation for post-Closing integration, restructuring or financing transactions; provided that the Receiving Party (as defined therein) shall be responsible for any breach or violation of the terms of the Confidentiality Agreement applicable to its Representatives (as defined therein) by its Representatives (as defined therein) (in such capacity) (including any failure to comply with a direction required to be given under the Confidentiality Agreement).
Section 7.02. Registration Statement; Proxy Statement.
(a) As soon as practicable after the execution of this Agreement, and in any event within 45 days after the date of this Agreement, (i) the Company shall prepare and cooperate with Parent with respect to a proxy statement (the “Proxy Statement”) in preliminary form, which shall contain the Company Board Recommendation (unless an Adverse Recommendation Change has occurred), and (ii) Parent shall prepare and file with the SEC (x) a registration statement on Form S-4, in which the Proxy Statement shall be included and (y) a prospectus relating to (i) the shares of Parent Class A Common Stock, (ii) the New Tranche 1 Warrants and (iii) the New Tranche 2 Warrants to be offered and sold pursuant to this Agreement and the Merger (such registration statement together with the amendments and supplements thereto, the “Registration Statement”). Each of Parent and the Company covenants and agrees that the information provided by it or any of its Subsidiaries for inclusion in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the Company Stockholders or when the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent in such efforts, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Contemplated Transactions, including the Merger. In furtherance thereof, Parent and the Company will work together in good faith, including with each Party’s Representatives (and including by providing reasonable access to relevant data, schedules and work papers), to prepare financial statements, financial information and such other information as required to be included in the Registration Statement, subject to Section 7.01(e).
(b) Each of Parent and the Company shall reasonably cooperate with each other and provide, and require its Representatives to provide, the other party and its Representatives with all true, correct and complete information regarding the Company or any of its Affiliates or equityholders that is required by Law to be included in the Registration Statement or reasonably requested by the other Party to be included in the Registration Statement. Each of Parent and the Company will use reasonable best efforts to cause their respective independent accounting firms to deliver consent letters regarding the inclusion of their opinions with respect to the Company’s or Parent’s, as applicable, financial statements that are included in the Registration Statement, which such consent letter shall be customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
(c) The Company shall use its reasonable best efforts to mail the Proxy Statement to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Parent shall use reasonable best efforts to take any action required to be taken under any applicable state securities Laws and other applicable Laws in connection with the issuance of (i) shares of Parent Class A Common Stock, (ii) New Tranche 1 Warrants and (iii) New Tranche 2 Warrants, in each case, pursuant to this Agreement, and each Party shall furnish all information concerning the Company, Parent and the holders of capital stock of the Company and Parent, as applicable, as may be reasonably requested by another Party in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Proxy Statement. No filing of, or amendment or supplement to, or material correspondence to the SEC or its staff with respect to the Registration Statement or the Proxy Statement may be made by Parent, the Company or any of their respective Subsidiaries, without providing the other Party a reasonable opportunity to review and comment thereon and such Party shall give reasonable consideration in good faith to any comments made by the other Party and its Representatives; provided that, with respect to documents filed by a Party that are incorporated by reference in the Registration Statement or Proxy Statement, the foregoing right to review and comment shall apply only with respect to the information relating to the other Party or its business, financial condition or results of operations, or the combined entity resulting from the Contemplated Transactions; and provided, further, that this right to review and comment shall not apply with respect to information relating to an Adverse Recommendation Change. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the New Tranche 1 Warrants and New Tranche 2 Warrants issuable in connection with this Agreement or the shares of Parent Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Company shall advise Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, is discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other Party has had a reasonable opportunity to review and comment thereon (subject to the rights to review and comment described in the second sentence of this Section 7.02(c)), and, to the extent required by applicable Law, disseminated to the Company Stockholders.
Section 7.03. Company Stockholders’ Meeting.
(a) The Company will, reasonably promptly following any written request by Parent (but in any event not more than once in any ten Business Day period), run a broker search for a deemed record date of 20 Business Days after the date of such search for the Company Stockholders Meeting. The Company shall take all action necessary in accordance with applicable Law and the Company Organizational Documents to duly give notice of, establish a record date for, convene and hold as soon as reasonably practicable, and in any event within forty-five (45) days of the Registration Statement being declared effective under the Securities Act and the first mailing of the definitive Proxy Statement, a meeting of the Company Stockholders to obtain the Company Stockholder Approval (the “Company Stockholders’ Meeting”). Subject to Section 7.04, the Company will, through the Company Board, recommend that the Company Stockholders adopt this Agreement and will use reasonable best efforts to solicit from the Company Stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of the Company Stockholders required by the Company Organizational Documents, the rules of NASDAQ or applicable Law to obtain such approvals. The Company shall not submit at the Company Stockholders’ Meeting any matter for approval of the Company Stockholders other than those required for the Company Stockholder Approval (and other than matters of procedure and matters required by or advisable under applicable Law to be voted on by the Company Stockholders in connection therewith). Once the Company has established a record date for the Company Stockholders’ Meeting, the Company will not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), unless otherwise required by Applicable Law.
(b) The Company shall schedule and hold the Company Stockholders’ Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act (no later than the 45th day following the first mailing of the Proxy Statement and Registration Statement); provided, that the Company may, after reasonable consultation with Parent, postpone, recess or adjourn the Company Stockholders’ Meeting, and, if applicable, set a new record date for such meeting, (i) if required by Law, (ii) in order to obtain the requisite number of affirmative votes in person or by proxy as of such later date, or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders’ Meeting; provided, however, that the Company Stockholders’ Meeting shall not be postponed or adjourned to a date that is more than fifteen (15) Business Days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law), or such shorter number of days such that the Company Stockholders’ Meeting is reconvened no more than three (3) Business Days prior to the End Date, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company agrees that, unless this Agreement is terminated pursuant to Section 9.01, its obligation to hold the Company Stockholders’ Meeting shall not be affected by the making of any Adverse Recommendation Change (provided that in such event the Company shall have no obligation to solicit proxies to obtain the Company Stockholder Approval). The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Stockholders’ Meeting (including interim results) as reasonably requested by Parent.
Section 7.04. Non-Solicitation by Company; Company Board Recommendation.
(a) From the date of this Agreement and continuing until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 9.01, the Company shall not, and shall cause its Subsidiaries and its and their directors and officers not to, and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) initiate, seek or solicit, or knowingly encourage or facilitate (including by way of furnishing non-public information) or knowingly cooperate with or take any other action that would reasonably be expected to promote, directly or indirectly, any inquiries or the making or submission of any proposal by a Third Party that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) participate, engage in or continue discussions (except to notify a Person that makes an inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of this Section 7.04 or to clarify whether any such inquiry, offer or proposal constitutes an Acquisition Proposal) or negotiations with, or disclose any non-public information or data relating to, the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, or otherwise knowingly assist, facilitate or encourage any effort by, any Third Party, in each case that has made or could reasonably be expected to make, or in connection with, an Acquisition Proposal; (iii) enter into any agreement, including any letter of intent, term sheet, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than an Acceptable Confidentiality Agreement), with respect to an Acquisition Proposal or (iv) otherwise resolve or agree to do any of the foregoing. The Company shall not release or permit the release of any Person from, or waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms; provided, however, that the Company may waive or fail to enforce any provision of such standstill or similar agreement of any Person if the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. From the date of this Agreement, the Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives to, immediately cause to be terminated any solicitation, encouragement, discussion or negotiation with or involving any Person (other than Parent and its Affiliates) conducted heretofore by the Company or any Subsidiary thereof or any of its or their respective Representatives, with respect to an Acquisition Proposal and, in connection therewith, the Company shall immediately discontinue access by any Person (other than Parent and its Affiliates and Representatives) to any data room (virtual or otherwise) established by the Company or its Representatives for the purpose of soliciting, intentionally encouraging or negotiating an Acquisition Proposal. Within five (5) Business Days from the date of this Agreement, the Company shall request the return or destruction of all confidential, non-public information provided to Third Parties that have entered into confidentiality agreements with the Company or any Subsidiary thereof since June 30, 2024 relating to an Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for the purpose of this sentence), to the extent provided for by the terms of any confidentiality agreements entered into in connection with the furnishing of such confidential information. Notwithstanding anything to the contrary in this Section 7.04(a), from the date of this Agreement until obtaining the Company Stockholder Approval, the Company and the Company Board may take any actions prohibited by clauses (i) through (iv) of this Section 7.04(a) with respect to a Third Party if (x) the Company receives a written Acquisition Proposal from a Third Party (and such Acquisition Proposal was not initiated, sought, solicited or knowingly encouraged or facilitated in non-de minimis breach of Section 7.04) and (y) the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that such proposal is or could reasonably be expected to lead to, a Superior Proposal; provided, that the Company may deliver non-public information to such Third Party pursuant to this sentence only pursuant to an Acceptable Confidentiality Agreement with respect to the Company; provided, further, that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party. Nothing contained in this Section 7.04 shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company Stockholders a position with respect to an Acquisition Proposal pursuant to Rules 14d-9 or 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) from making any disclosure if the Company Board has determined in good faith after consultation with its outside legal counsel and financial advisor that the failure to do so would be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law; provided, that this sentence shall not permit the Company Board to make an Adverse Recommendation Change, except to the extent permitted by Section 7.04(b) or Section 7.04(c).
(b) Neither the Company Board nor any committee thereof may directly or indirectly (i) withhold, withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), the approval, recommendation or declaration of advisability by the Company Board or any such committee of the Merger; (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve any Acquisition Proposal or resolve to take such action; (iii) publicly make any recommendation in connection with a tender offer or exchange offer by a Third Party other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act; (iv) fail to include the Company Board Recommendation in the Proxy Statement; or (v) fail to reaffirm or re-publish the Company Board Recommendation following the date any Acquisition Proposal or any material modification thereto is first publicly disclosed or announced within ten (10) Business Days of being requested by Parent to do so or, if earlier, not later than two (2) Business Days prior to the Company Stockholders’ Meeting (any action described in this sentence being referred to as an “Adverse Recommendation Change”); provided, that such ten (10) Business Day period shall be extended for an additional five (5) Business Days following any material modification to any Acquisition Proposal occurring after the receipt of Parent’s request. A “stop, look and listen” disclosure pursuant to Rule 14d-9(f) promulgated under the Exchange Act in connection with a tender or exchange offer shall not constitute an Adverse Recommendation Change. Notwithstanding the foregoing, prior to obtaining the Company Stockholder Approval, and subject to the Company’s compliance in all material respects with the provisions of Section 7.03 and Section 7.04(a), (b) and (d), in response to an Acquisition Proposal that the Company Board has determined, after consultation with its outside legal counsel and financial advisor, is a Superior Proposal that has not been withdrawn, and did not result from a non-de minimis breach of Section 7.04(a), the Company Board may make such an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(c)(ii) and subject to Section 9.03(a)(iii); provided, however, that the Company may not make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 9.01(c)(ii) in response to a Superior Proposal (x) until four (4) Business Days after the Company provides written notice to Parent advising Parent that the Company Board has received a Superior Proposal, specifying the terms and conditions of such Superior Proposal, identifying the Person or group making such Superior Proposal and including copies of all documents pertaining to such Superior Proposal (it being understood and agreed that any change to the financial or other terms of a proposal that was previously the subject of a notice hereunder shall require a new notice as provided herein, but with respect to any such subsequent notices, references to a “four (4) Business Day period” shall be deemed references to a “two (2) Business Day period”); (y) if during such four (4) or two (2) Business Day period, the Company has negotiated, and has caused its Representatives to negotiate in good faith with Parent (to the extent Parent wishes to negotiate) and Parent proposes any alternative transaction in writing (including any modifications to the terms of this Agreement), unless the Company Board determines in good faith, after good faith negotiations between the Company and Parent (if such negotiations are requested by Parent) during such four (4) or two (2) Business Day period (after consultation with the Company’s outside legal counsel and financial advisor and taking into account all financial, legal and regulatory terms and conditions of such alternative transaction proposal and expected timing of consummation and the relative risks of non-consummation of the alternative transaction proposal and the Superior Proposal) that the Acquisition Proposal giving rise to the notice described in clause (x) continues to be a Superior Proposal (assuming such revisions proposed by Parent were to be given effect) and (z) unless the Company Board determines in good faith after consultation with its outside legal counsel and financial advisor that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary obligations under applicable Law.

(c) Notwithstanding Section 7.04(b), prior to obtaining the Company Stockholder Approval, the Company Board may effect an Adverse Recommendation Change in response or relating to an Intervening Event if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, that (i) the Company shall first notify Parent in writing at least four (4) Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Intervening Event (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new notice as provided herein, but with respect to any such subsequent notices references to a “four (4) Business Day period” shall be deemed references to a “two (2) Business Day period”), (ii) if requested by Parent, the Company shall have negotiated, and caused its Representatives to negotiate, with Parent and its Representatives during such four (4) or two (2) Business Day period (as applicable) following such notice regarding any proposal by Parent to amend the terms of this Agreement in response to such Intervening Event, and (iii) the Company Board shall not effect any Adverse Recommendation Change involving or relating to an Intervening Event unless, after the four (4) or two (2) Business Day period (as applicable) described in the foregoing clause (ii), the Company Board determines in good faith, after consultation with its outside legal counsel and taking into account any written proposal by Parent to amend the terms of this Agreement during such four (4) or two (2) Business Day period (as applicable), that the failure to take such action would continue to be inconsistent with its fiduciary duties under applicable Law.
(d) The Parties agree that, from the date of this Agreement, in addition to the other obligations of the Company set forth in this Section 7.04(a)-(c), as promptly as practicable after receipt thereof, and in any event within twenty-four (24) hours, the Company shall advise Parent in writing of any Acquisition Proposal received from any Third Party and the identity of the Third Party or group making any such Acquisition Proposal and the material terms and conditions thereof. The Company agrees that it shall keep Parent reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, and shall promptly, and in any event within twenty-four (24) hours, provide to Parent copies of all such information, correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications in which such Third Party has proposed any such terms or conditions). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 7.04(d).
Section 7.05. Regulatory Approvals; Additional Agreements; Performance of Merger Sub.
(a) As soon as reasonably practicable after the date of this Agreement and in any event within twenty (20) Business Days, the Company and Parent each shall file, or shall cause to be filed, all required Notification and Report Forms pursuant to the HSR Act relating to the Merger and any other Contemplated Transaction. The Company and Parent shall, and shall cause their respective Subsidiaries to, (i) use reasonable best efforts to file, as soon as reasonably practicable after the date hereof, all other filings, notifications, or other documents required to be filed with or as requested by any Governmental Body pursuant to any Antitrust Law with respect to the Merger and any other Contemplated Transaction, and (ii) cooperate with the other Party in determining whether, and promptly preparing and making, any other filings or notifications or other Consents required to be made with, or obtained from, any other Governmental Bodies in connection with the Merger and any other Contemplated Transaction.
(b) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to (and shall cause their respective Subsidiaries to) take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and any other Contemplated Transaction as soon as reasonably practicable including (i) obtaining all necessary actions or nonactions, waivers, Consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and making all necessary registrations and filings and taking all steps as may be reasonably necessary to obtain any such Consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding seeking to, pursuant to any Antitrust Law, enjoin, restrain, prevent, prohibit or make illegal consummation of the Merger or any other Contemplated Transaction Law (“Regulatory Approvals”); (ii) obtaining all necessary Consents, authorizations, approvals or waivers from third parties; (iii) defending any lawsuit or other legal proceeding, whether judicial or administrative, brought by any Governmental Body or third party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Merger or any other Contemplated Transaction and contesting and seeking to have vacated, lifted, reversed or overturned any Order that challenges, enjoins, restrains, prevents, prohibits or makes illegal consummation of the Merger or any other Contemplated Transaction; and (iv) refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Merger other than with respect to the subject matter of Section 7.05(f), which actions shall exclusively be governed by Section 7.05(f).
(c) In furtherance of the foregoing, solely for the purpose of this Section 7.05, Parent’s reasonable best efforts shall be deemed to include taking the following actions to the extent necessary, proper or advisable to obtain any Regulatory Approvals: (i) commit to or effect, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, equity securities, rights, product lines, or businesses of the Company, Parent or any of their respective Subsidiaries, (ii) terminate existing relationships, contractual rights or obligations of the Company, Parent or any of their respective Subsidiaries, (iii) terminate any venture or other arrangement, (iv) create any relationship, contractual right or obligation of the Company, Parent or any of their respective Subsidiaries, (v) effectuate any other change or restructuring of the Company, Parent or any of their respective Subsidiaries, or (vi) otherwise take or commit to take any actions with respect to the businesses, product lines or assets of the Company, Parent or any of their respective Subsidiaries (and, in each case, enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Body in connection with any of the foregoing) (each of the foregoing clauses (i)-(vi) a “Remedy Action”); provided, however, that, notwithstanding anything in this Agreement to the contrary, Parent and its Subsidiaries shall not be required to take or agree to take (and neither the Company nor any of its Subsidiaries shall take, offer to take, or otherwise agree to without Parent’s prior written consent) any Remedy Action that would reasonably be expected to, either individually or in the aggregate, be material to the business, financial condition or results of operations of Parent, the Company and their respective Subsidiaries, taken as a whole; provided, however, that for this purpose, Parent, the Company and their respective Subsidiaries, taken as a whole, shall be deemed a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size of the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement. Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any Remedy Action so long as such action is conditioned upon the occurrence of the Closing.
(d) Subject to and without limiting the generality of anything contained in this Section 7.05 and subject to applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, during the Pre-Closing Period, each Party shall (i) give each other Party reasonable advance notice of all meetings (including by telephone or videoconference) with any Governmental Body relating to the Merger or any other Contemplated Transaction, (ii) to the extent not prohibited by such Governmental Body, give the other Party (or the other Party’s outside legal counsel) an opportunity to attend and participate in such meeting and consult with the other Party in advance of any such meeting with any Governmental Body, in respect of any filing, proceeding, investigation (including the settlement of any investigation), litigation or other inquiry regarding the Merger or any other Contemplated Transaction, (iii) to the extent practicable, give the other Party reasonable advance notice of material oral communications with any Governmental Body relating to the Merger or any other Contemplated Transaction, (iv) if any Governmental Body initiates material oral communication relating to the Merger or any other Contemplated Transaction or such Party provides material oral communication to a Governmental Body, promptly notify the other Party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto relating to proceedings under the Antitrust Laws) with a Governmental Body relating to the Merger or any other Contemplated Transaction and (vi) promptly provide each other with copies of all written communications to or from any Governmental Body relating to the Merger or any other Contemplated Transaction. The Parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.05 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside legal counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside legal counsel or outside economic consultants to employees, officers or directors of the recipient without the advance written consent of the Party providing such materials. Neither Party shall commit to or agree with any Governmental Body to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile or resubmit the Notification and Report Forms pursuant to the HSR Act as applicable to the Merger and any other Contemplated Transaction, (iii) not consummate the Merger or any other Contemplated Transaction before an agreed to date, or (iv) any timing agreement, in each case of the foregoing clauses (i)-(iv), without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).
(e) Each Party shall consult with the other Party and consider in good faith the views of the other Party with respect to the defense of this Agreement and the transactions contemplated hereby before any Governmental Body and the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, any Governmental Body regarding (i) the expiration or termination of any applicable waiting period relating to the Merger or any other Contemplated Transaction under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Body (collectively, the “Strategic Direction”); provided, that, subject to the terms of Section 7.05(d), Parent shall have the right to make the final determination as to the appropriate course of action with respect to the Strategic Direction.
(f) In addition and without limiting the foregoing, each Party shall not, and shall cause their respective Subsidiaries not to, effect or agree to acquire any assets, licenses, rights, product lines, operations, business or Person that competes with the Company to the extent that such acquisition would reasonably be expected to prevent or materially delay the satisfaction of the conditions set forth in Section 8.01(c) or Section 8.01(d).
Section 7.06. Employment and Labor Matters.
(a) During the period commencing at the Effective Time and ending on the first anniversary thereof, Parent shall, or shall cause one of its Subsidiaries to, provide each Company Employee with the following: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages, as applicable, in effect for each such Company Employee immediately prior to the Effective Time, (ii) target cash incentive opportunities that are no less than the target cash incentive opportunities in effect for such Company Employee immediately prior to the Effective Time, (iii) annual target long-term incentive opportunities that are no less than the target long-term incentive opportunities in effect for similarly situated Parent employees (excluding any off-cycle awards or any awards granted in connection with new hires or promotion), and (iv) employee benefits and other compensation (excluding any equity, equity-based or other long-term incentive compensation, deferred compensation, perquisites, change-in-control, transaction, stay, retention or similar bonuses or payments, severance or termination benefits) to such Company Employee that are substantially comparable in the aggregate to those provided to such employee by the Company and its Subsidiaries immediately prior to the Effective Time or those provided to similarly situated employees of Parent. During the period commencing at the Effective Time and ending on the first anniversary thereof, Parent shall, or shall cause one of its Subsidiaries to, provide each Company Employee with severance or termination benefits that are no less favorable than those set forth on Section 7.06 of the Company Disclosure Letter.
(b) With respect to any compensation or employee benefit plans or programs of Parent or its Subsidiaries in which any Company Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent and its Subsidiaries shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid under a Company Plan that provides health care benefits during the first plan year in which such employee becomes eligible for the New Plan, to the same extent that such credit was given under the analogous Company Plan with respect to such plan year, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plan that provides health care benefits, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes with respect to any New Plan to the same extent that such service was taken into account under the analogous Company Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.

(c) Prior to the Closing Date, the Company will use commercially reasonable efforts to take all actions necessary to cause the account balances of the current and former employees of the Company under the 401(k) plan (the “PEO 401(k) Plan”) sponsored by the professional employer organization engaged by the Company (the “PEO”) to be spun off into a separate standalone 401(k) plan sponsored by the Company that is intended to qualify under Section 401(a) of the Code (the “Company 401(k) Plan”) in compliance with applicable Laws, including the relevant provisions of ERISA and the Code, and PEO 401(k) Plan documents. If such plan spin-off is able to be timely completed based on commercially reasonable efforts of the Company, then not less than three (3) Business Days prior to the anticipated Closing Date, the Company shall take (or cause to be taken) all actions necessary and appropriate to terminate the Company 401(k) Plan, with such termination of the Company 401(k) Plan to be effective no later than the day immediately preceding the Closing Date (but contingent upon the Closing). If the Company 401(k) Plan is terminated as described in this Section 7.06(c), the Company shall deliver to Parent, no later than the day immediately preceding the Closing Date, evidence that the Company 401(k) Plan has been validly terminated. Parent shall take all commercially reasonable actions to make the Company Employees eligible to participate, effective as of immediately after the Effective Time, in a 401(k) plan sponsored by Parent or a Subsidiary thereof (the “Parent 401(k) Plan”). If the Company 401(k) Plan is terminated as described in this Section 7.06(c), Parent shall also take all commercially reasonable actions to allow Company Employees to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” within the meaning of Section 401(a)(31) of the Code from the Company 401(k) Plan, in the form of cash (and/or notes evidencing loans), in an amount equal to the full account balance (including loans) distributed to such Company Employee from the Company 401(k) Plan.
(d) Nothing contained in this Section 7.06, express or implied (i) shall be deemed to be an amendment to any particular Company Plan or other particular employee benefit plan, (ii) shall be construed to require Company, or any of its Subsidiaries to establish, amend, assume, maintain or modify any particular employee benefit plan (including any Plan), program, agreement or arrangement or prohibit Parent, the Company or any of their respective Subsidiaries from amending, modifying or terminating any particular employee benefit plan (including any Plan), program, agreement or arrangement, (iii) is intended to or shall confer upon any Person (including employees, retirees, or dependents or beneficiaries of employees or retirees of the Company or its Subsidiaries) any rights as a third-party beneficiary of this Agreement or (iv) shall preclude Parent, the Company or any of their Subsidiaries from terminating the employment of any employee at any time.
Section 7.07. Indemnification of Officers and Directors.
(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the present and former directors, executive officers and employees of the Company or any of its Subsidiaries as provided in the Company Organizational Documents, similar organizational documents of the Company’s Subsidiaries and indemnification agreements of the Company and its Subsidiaries in existence as of the date hereof, all of which are on terms that are not more favorable to the indemnified party than the form filed as Exhibit 10.6 to the Company’s Form 10-K, shall survive the Merger and shall continue in full force and effect in accordance with their terms. In furtherance of the foregoing, Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation and the organizational documents of the Company’s Subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, executive officers, and employees of Company and/or its Subsidiaries than are currently provided in the Company Organizational Documents and the organizational documents of the Company’s Subsidiaries, which provisions may not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six (6) years from the Effective Time, and, in the event that any Action is pending or asserted or made during such period, until the disposition of any such Action, unless such amendment, modification or repeal is required by applicable Law.
(b) From and after the Effective Time, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless each person who is or was a (i) director or executive officer (for the purposes of this provision, “executive officer” includes those who, while serving as a director or executive officer of the Company, is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, including service with respect to an employee benefit plan), or (ii) other employee of the Company or any of its Subsidiaries (each, together with such person’s heirs, successors, executors, administrators or personal or legal representatives, an “Indemnified Party”), against all obligations to pay any threatened, asserted, pending or completed judgment, damages, settlement, losses, liabilities, or fine or penalty, interest and reasonable expenses (including legal expenses and other reasonable expenses that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 7.07) incurred in connection with any Action (such amounts, the “Claim Expenses”, and such claims made against any Indemnified Party, a “D&O Claim”), whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, by reason of the fact that the Indemnified Party is or was an executive officer, director or employee of the Company or its Subsidiaries, or an executive officer, director or employee of another entity or Company Plan if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent provided for under applicable Law, the Company Organizational Documents, the organizational documents of the Company’s Subsidiaries and indemnification agreements of the Company and its Subsidiaries in existence as of the date hereof, all of which are on terms that are not more favorable to the indemnified party than the form filed as Exhibit 10.6 to the Company’s Form 10-K. From and after the Effective Time, Parent shall advance to such Indemnified Party the Claim Expenses incurred by the Indemnified Party in connection with any D&O Claim prior to its final disposition, and such advancement shall be made as soon as reasonably practicable, but in any event no later than 30 days, after the receipt by the Parent or the Surviving Corporation of a written statement or statements requesting such advances from time to time (which shall include invoices received by such Indemnified Party in connection with such Claim Expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditure made that would cause the Indemnified Party to waive any privilege accorded by applicable Law shall not be included with the invoice); provided that any such advances shall be unsecured and interest free and made without regard to the Indemnified Party’s ability to repay such advances; provided, further, any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by Parent or the Surviving Corporation; provided, further, that Parent or the Surviving Corporation shall not be obligated to make any advancement to the extent advancement is prohibited by Law, the Company Organizational Documents, the organizational documents of the Company’s Subsidiaries or any indemnification agreement in existence as of the date hereof to which such person and the Company or any of its Subsidiaries is a party.
(c) The Company shall, prior to the Effective Time, purchase a tail policy or policies under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy or policies (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from acts, errors or omissions that existed or occurred prior to or at the Effective Time and (ii) will provide coverage and amounts that are at least as protective to such directors and officers as the coverage provided by such existing policies and contain other terms and conditions and contain other terms and conditions that are no less favorable to the covered individuals as the terms and conditions in such existing policies; provided, that the total premium for such tail policy or policies shall not be in excess of 300% of the last annual premium paid by the Company prior to the Effective Time (the “Maximum Premium”). In the event the Company does not obtain such tail policy or policies prior to the Effective Time, Parent or the Surviving Corporation shall use reasonable best efforts to obtain such tail policy or policies, provided that the total premium for such tail policy or policies shall not be in excess of the Maximum Premium, and provided, further, that if such tail policy or policies cannot be obtained or can be obtained only by paying aggregate premiums in excess of the Maximum Premium, Parent and the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying a premium equal to the Maximum Premium. Parent shall cause such tail policy or policies (whether obtained by the Company, Parent or the Surviving Corporation) to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.
(d) This Section 7.07 shall survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Indemnified Party. The indemnification and advancement provided for in this Section 7.07 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers all or majority of its properties and assets to any Person, then, and in each such case, Parent shall make proper provision such that the respective successors and assigns of Parent and the Surviving Corporation assume the applicable obligations set forth in this Section 7.07.

(e) Each of the Indemnified Parties or other Persons who are beneficiaries under the “tail” policy referred to in this Section 7.07 (and, after the death of any of the foregoing Persons, such Person’s heirs, successors, executors, administrators and representatives) are intended to be third-party beneficiaries of this Section 7.07, with full rights of enforcement as if a party thereto. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.07 is not prior to or in substitution for any such claims under such policies.
Section 7.08. Public Disclosure. The initial press release relating to this Agreement shall be a joint press release, and thereafter Parent and the Company shall consult with each other before issuing, and provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the Contemplated Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or court process or any listing agreement with or rule of any national securities exchange or association; provided, however, that no Party shall issue a press release or otherwise make any public statement or disclosure concerning the other Party’s business, financial condition or results of operations without the consent of such other Party. The restrictions of this Section 7.08 do not apply to communications (i) in connection with and following an Adverse Recommendation Change in compliance with Section 7.04; (ii) in connection with any dispute between the Parties regarding this Agreement, the Merger or the other Contemplated Transactions; and (iii) if the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 7.08.
Section 7.09. NASDAQ Listing. Parent shall, in accordance with the requirements of NASDAQ, file with NASDAQ a listing application covering (i) the shares of Parent Class A Common Stock, (ii) the New Tranche 1 Warrants and (iii) the New Tranche 2 Warrants, in each case, to be issued pursuant to this Agreement, as promptly as reasonably practicable after the date of this Agreement. Parent shall use its reasonable best efforts to cause (i) the shares of Parent Class A Common Stock, (ii) the New Tranche 1 Warrants and (iii) the New Tranche 2 Warrants, in each case, to be issued pursuant to this Agreement to be listed on NASDAQ, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.
Section 7.10. Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Contemplated Transactions, each of Parent and the Company and the members of its respective board of directors, to the extent permissible under applicable Law, shall grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable, and in any event prior to the End Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Law on any of the Contemplated Transactions.
Section 7.11. Section 16 Matters. Parent shall, prior to the Effective Time, cause the Parent Board to approve the issuance of the Merger Consideration with respect to any employees of the Company who, as a result of their relationship with Parent as of or following the Effective Time, are subject or will become subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to SEC Rule 16b-3. Prior to the Effective Time, the Company Board shall approve the disposition of Company equity securities (including derivative securities) in connection with the Merger by those directors and officers of the Company subject to the reporting requirements of Section 16 of the Exchange Act to the extent necessary for such disposition to be an exempt disposition pursuant to SEC Rule 16b-3.
Section 7.12. Transaction Litigation. Each of the Company and Parent shall as promptly as reasonably practicable notify the other Party (including by providing copies of all pleadings and any material correspondence with respect thereto) of any Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each of the Company and Parent shall provide the other Party with the opportunity to participate in the defense of any Transaction Litigation with respect to the first Party or the Contemplated Transactions. For purposes of this Section 7.12, “participate” means that the Company or Parent, as applicable, shall keep the other Party reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation, and the other Party may offer comments or suggestions with respect to such Transaction Litigation which the first Party shall consider in good faith. Prior to the Effective Time, neither the Company nor Parent shall compromise, settle, come to an arrangement regarding or agree to comprise, settle or come to an arrangement regarding any Transaction Litigation, without the prior written consent of the other Party, which, with respect to any such settlement that only requires payment of monetary amounts by the Company or Parent, as applicable, shall not be unreasonably withheld, conditioned or delayed. Notwithstanding anything to the contrary in this Section 7.12, in the event of any conflict with any other covenant or agreement contained in Section 7.05 that expressly addresses the subject matter of this Section 7.12, Section 7.05 shall govern and control.
Section 7.13. Tax Matters.
(a) For U.S. federal income tax purposes, it is intended that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and the regulations promulgated thereunder, and this Agreement is intended to constitute, and the Parties hereto hereby adopt this Agreement as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) (the “Intended Tax Treatment”). Each of Parent and the Company shall (and shall cause its Subsidiaries and Affiliates to) use reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall (and shall cause their Subsidiaries and Affiliates to) (i) not take any action or intentionally fail to take any action, in either case, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment and (ii) report the Merger for all Tax purposes consistent with the Intended Tax Treatment and shall not take any position on any Tax Return, in connection with any Tax Proceeding or otherwise inconsistent therewith unless so required by a Taxing Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. Each of Parent and the Company will use its reasonable best efforts and will cooperate with one another to obtain any opinion(s) of counsel to be issued regarding the federal income tax treatment of the Merger, including in connection with the declaration of effectiveness of the Registration Statement by the SEC. In connection with the foregoing, the Company shall use its reasonable best efforts to deliver to Wachtell, Lipton, Rosen & Katz (“Wachtell” ), counsel to the Company, and Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Parent, certificates (dated as of the necessary date and signed by an officer of the Company), substantially in the form of Exhibit A, containing representations of the Company, and Parent shall use its reasonable best efforts to deliver to Wachtell and Davis Polk certificates (dated as of the necessary date and signed by an officer of Parent), substantially in the form of Exhibit B, containing representations of Parent, in each case, in connection with any Tax opinion described in this Section 7.13(a). Parent and the Company shall also provide such other information as reasonably requested by Wachtell or Davis Polk for purposes of rendering any opinion described in this Section 7.13(a).
(b) The Parties agree that the tax year of the Company for U.S. federal income tax purposes will end at the close of the Closing Date and that the Company will join the U.S. federal consolidated tax return in which Parent is the common parent as of the opening of the next day. Parent shall post a duly completed IRS Form 8937 on its website not later than forty-five (45) days after the Closing Date.
Section 7.14. Company Convertible Notes. Prior to the Effective Time, within the time periods required by the terms of each Indenture, the Company shall, and shall cause its Representatives to, use reasonable best efforts to take all actions required by such Indenture to be performed by the Company at or prior to the Effective Time as a result of the consummation of the Merger, including the giving of any notices that may be required by the Company or Parent and the delivery to the trustee, of any documents or instruments required to be delivered at or prior to the Effective Time to such trustee, in each case by such Indenture as a result of the consummation of the Merger; provided, that the Company shall, to the extent practicable, deliver a draft of any such notice or other document to Parent at least three (3) Business Days prior to delivering or entering into such notice or other document in accordance with the terms of the Indentures. Without limiting the generality of the foregoing, prior to the Effective Time, the Company agrees to cooperate with Parent, at Parent’s written request, by using reasonable best efforts to (i) execute and deliver (or cause to be executed and delivered, as applicable) at (and subject to the consummation of) the Effective Time one or more supplemental indentures and officer’s certificates (to the extent required by the trustee pursuant to each such Indenture), in each case in form and substance reasonably acceptable to Parent and the trustee under the Indentures, pursuant to each such Indenture and (ii) use reasonable best efforts to cause the trustee under the Indentures to execute and deliver at the Effective Time any such supplemental indentures, in each case required by the terms of such Indenture as a result of the consummation of the Merger; provided that counsel for the Company shall not be required to deliver any legal opinion under any Indenture unless specifically required by the trustee thereunder after Parent’s counsel shall have offered to provide the same. The Company agrees that, unless Parent provides its prior written consent to the Company’s election of a different settlement method, the Company shall elect to settle any conversion of the Convertible Notes occurring prior to the Effective Time solely by delivering Company Common Stock (together with cash in lieu of any fractional share, as provided in the applicable Indenture).
Section 7.15. Company Warrants. The Company Warrants shall be treated in accordance with the terms of the Company Warrant Agreement. Prior to the Effective Time, Parent and the Company shall make all necessary and appropriate provisions to provide for the assumption by Parent of the performance of the Company’s covenants under the Company Warrant Agreement. At the Effective Time and by virtue of the Merger, (i) a holder of a Tranche 1 Warrant as of immediately prior to the Effective Time shall be entitled, following the Effective Time, and subject to the terms and conditions of the Company Warrant Agreement, to receive a New Tranche 1 Warrant exercisable for a number of shares of Parent Class A Common Stock equal to (1) the Warrant Shares (as defined in the Company Warrant Agreement) underlying such Tranche 1 Warrant, multiplied by (2) the Exchange Ratio, with such New Tranche 1 Warrant having an exercise price per Warrant Share equal to the Tranche 1 Exercise Price (as defined in the Company Warrant Agreement) in effect immediately prior to the Effective Time divided by the Exchange Ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants, mutatis mutandis and (ii) a holder of a Tranche 2 Warrant as of immediately prior to the Effective Time shall be entitled, following the Effective Time, and subject to the terms and conditions of the Company Warrant Agreement, to receive a Converted Tranche 2 Warrant (as defined in the Company Warrant Agreement), which Converted Tranche 2 Warrant shall be exercisable for a number of Warrant Shares with an exercise price of $7.50 per Warrant Share (subject to adjustment as set forth in the Company Warrant Agreement and otherwise on the same terms as the Tranche 2 Warrants), which shall be converted into a New Tranche 2 Warrant exercisable for a number of shares of Parent Class A Common Stock equal to (a) the Warrant Shares underlying the Converted Tranche 2 Warrants, multiplied by (b) the Exchange Ratio, with such New Tranche 2 Warrant having an exercise price per Warrant Share equal to $7.50 per Warrant Share divided by the Exchange Ratio, and otherwise having terms substantially the same as the terms of the Tranche 1 Warrants, mutatis mutandis. At the Effective Time, each Tranche 1 Warrant shall be automatically redeemed in accordance with the terms of the Company Warrant Agreement and all of the terms, obligations covenants and conditions of each Tranche 1 Warrant shall thereafter be of no further force or effect and shall represent only the right to receive a New Tranche 1 Warrant in accordance with this Section 7.15, on the terms and subject to the conditions set forth in the Warrant Agreement. At the Effective Time, each Tranche 2 Warrant shall be automatically converted, and each Converted Tranche 2 Warrant shall be automatically redeemed, in each case in accordance with the terms of the Warrant Agreement, and all of the terms, obligations, covenants and conditions of each Tranche 2 Warrant and Converted Tranche 2 Warrant shall thereafter be of no further force or effect, and each Converted Tranche 2 Warrant shall represent only the right to receive a New Tranche 2 Warrant in accordance with this Section 7.15, on the terms and subject to the conditions set forth in the Company Warrant Agreement.
Section 7.16. Contingent Value Rights Agreement. The CVRs shall be treated in accordance with the terms of the Contingent Value Rights Agreement. Prior to the Effective Time, Parent and the Company shall make all necessary and appropriate provisions to provide for the assumption by Parent of the Company’s obligations, duties and covenants under the Contingent Value Rights Agreement. Additionally, following the Effective Time, for the purposes of Section 4.4 of the Contingent Value Rights Agreement, Parent Class A Common Shares shall be deemed to be the Surviving Entity Equity Securities (as defined in the Contingent Value Rights Agreement) (after giving effect to the Exchange Ratio).
Section 7.17. Merger Sub Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement and promptly deliver a copy of such consent to the Company.
Section 7.18. Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Company Common Stock, the Tranche 1 Warrants and the Tranche 2 Warrants from NASDAQ and the deregistration of the Company Common Stock, the Tranche 1 Warrants and the Tranche 2 Warrants under the Exchange Act as promptly as practicable after the Effective Time.
Section 7.19. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of Merger Sub under this Agreement.

Section 7.20. Title Insurance. The Company and its Subsidiaries shall reasonably cooperate with Parent in connection with Parent’s obtaining, at Parent’s sole cost and expense, such title insurance (including any non-imputation and other endorsements) that Parent reasonably determines to obtain in respect of the Owned Real Property, including by executing and delivering such affidavits, estoppels, certificates or other documents or information as may be as may be reasonably requested by the title company issuing the same for the delivery of a final owner’s policy of title insurance with respect to such Owned Real Property in form and substance (including endorsements) reasonably acceptable to Parent; provided that the Company shall only be required to take or commit to take any such actions if the issuance of any such policy and the effectiveness of such affidavits, estoppels, certificates or other documents are subject to the consummation of the Merger; provided, further, that the Company’s failure of compliance with this Section 7.20 shall not be taken into account for purposes of determining the satisfaction of the condition referred to in Section 8.02(b).
Section 7.21. Updated Equity Awards Schedule. Upon Parent’s written request, the Company will use reasonable best efforts to provide Parent, within three days of such written request, a revised version of Section 4.03(a) of the Company Disclosure Schedule, updated as of the most recent practicable date.
Section 7.22. Financing.
(a) Prior to the Closing (or earlier termination of this Agreement), the Company shall provide and shall use reasonable best efforts to cause its officers, directors, employees, accountants, consultants and legal counsel to provide such cooperation in connection with the arrangement of a debt financing undertaken to finance the transactions contemplated by this Agreement as may be customary and reasonably requested by Parent, including, but not limited to, (i) making available to Parent, its advisors and its sources for debt financing (“Debt Financing Sources”) such financial and other pertinent information regarding the Company and its business as may be reasonably requested by Parent, its advisors or Debt Financing Sources, including such information as is necessary to allow Parent to prepare pro forma financial statements; (ii) assisting with the preparation of customary lender and investor presentations, rating agency presentations, marketing materials and other similar documents and materials in connection with the debt financing and participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with providers or potential providers of the debt financing and ratings agencies, at reasonable and mutually agreed times and places (which may be virtual), and otherwise providing customary assistance in the marketing efforts of Parent and its Debt Financing Sources; (iii) to the extent that the Company or any of its Subsidiaries is to become an obligor or a guarantor with respect to such debt financing, delivering, at least three (3) Business Days prior to Closing, all documentation and other information regarding such obligor or guarantor as is reasonably requested in writing by Parent, its advisors and its financing sources at least nine (9) days prior to Closing and is required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230) in connection with such debt financing; (iv) assisting with Parent’s preparation, negotiation and execution of definitive financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable) as may reasonably be requested and which are conditioned on the occurrence of the Closing; provided, however, that nothing in this Section 7.22 will require any such cooperation to the extent that it would (1) cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates, (2) require the Company or any of its Subsidiaries or any of their respective officers, directors, employees, accountants, consultants or legal counsel to (A) pay any fees or reimburse any expenses or incur any other expense, liability or obligation in connection with such debt financing or otherwise incur any obligation under any agreement, certificate, document or instrument, (B) enter into, execute or deliver any certificate, agreement, arrangement, document or instrument or agree to any change or modification of any existing certificate, document, instrument or agreement, (C) require the Company or any of its Subsidiaries to give to any other Person any indemnities in connection with such debt financing, (D) pass resolutions or consents to approve or authorize the entry into any debt financing or any definitive agreement for such debt financing; or (E) provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege or other applicable privilege or protection of the Company or any of its Affiliates (provided, however, that the Company shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent that does not result in a loss of such legal privilege and in the event that the Company does not provide access or information in reliance on this clause, the Company shall provide notice to Parent that information is being withheld), (3) unreasonably interfere with the ongoing business operations of the Company or any of its Subsidiaries, (4) reasonably be expected to cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (5) reasonably be expected to conflict with the organizational documents of the Company or any of its Affiliates or any applicable Laws, (6) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Subsidiaries is a party, (7) require the delivery of any opinion of counsel or (8) require the Company or any of its Subsidiaries to prepare or deliver or cause the preparation or delivery of (A) any financial statements or other financial information that are not reasonably available to it or are not prepared in the ordinary course of its financial reporting practice or (B) any Excluded Information.
(b) Company hereby consents to the use of the logos of the business of the Company in connection with the debt financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or its reputation or goodwill.
(c) Parent shall, promptly upon request by the Company, reimburse the Company and each of its Subsidiaries for all reasonable and documented out-of-pocket costs incurred by them or their respective officers, directors, employees, accountants, consultants and legal counsel in connection with such cooperation described in Section 7.22(a) and shall reimburse, indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors, employees, accountants, consultants and legal counsel, from and against any and all losses suffered or incurred by them in connection with the debt financing, any action taken by them pursuant to this Section 7.22 or the provision or use of any information used in connection therewith.
(d) The Parties acknowledge and agree that the provisions contained in this Section 7.22 represent the sole obligation of the Company with respect to cooperation in connection with the arrangement of any financing to be obtained by Parent with respect to or in connection with the transactions contemplated by this Agreement, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing by Parent, any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s obligations under this Agreement.
(e) All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its representative pursuant to this Section 7.22 shall be kept confidential in accordance with the Confidentiality Agreement; provided that, notwithstanding anything to the contrary herein or in the Confidentiality Agreement, such information may be disclosed to prospective lenders, underwriters, initial purchasers, dealer managers and agents during syndication and marketing of the applicable debt financing that enter into confidentiality arrangements customary for financing transactions of the same type as such debt financing (including customary “click-through” confidentiality undertakings).
Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 7.22 shall not be considered in determining the satisfaction of the conditions set forth in Section 8.02.
Section 7.23. Third Party Consents. Without prejudice to Section 7.02 and Section 7.05, during the Pre-Closing Period, subject to Section 7.02 and Section 7.05, upon Parent’s written request, the Company shall use commercially reasonable efforts to seek the consents, approvals and waivers that are required in connection with the consummation of the Contemplated Transactions and that are requested in writing by Parent, including from the parties to the Contracts set forth on Section 7.23 of the Company Disclosure Letter and any other Contracts reasonably requested by Parent; provided, that in no event shall the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration or otherwise provide any value or other consideration to any Person or incur any liability for any such consents, approvals and waivers (except to the extent Parent agrees to pay any such amount to the applicable Third Party or, at the Company’s election, reimburse the Company any such amount).
Section 7.24. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments, assurances or other instruments and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7.25. Notices of Certain Events. Each of the Company and Parent shall use reasonable best efforts to promptly notify the other of:
(a) any notice or other communication from any Third Party alleging that the consent of such Third Party is or may be required in connection with the transactions contemplated by this Agreement;
(b) any notice or other communication from any Governmental Body (A) in connection with the Contemplated Transactions (other than such communications contemplated in Section 7.05, which shall be governed by such section) or (B) in connection with any material violation or alleged material violation of applicable Law or any material Permit of the Company or its Subsidiaries;
(c) any Actions commenced or, to its Knowledge, threatened in writing against, the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or that challenge the consummation of Contemplated Transactions; and
(d) any exercise by the Company or any of its Subsidiaries of any right of first offer, right of first refusal or other option to purchase or sell any interest in real property;
provided that the delivery of any notice pursuant to this Section 7.25 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice; provided, further, that that (i) the Company’s failure of compliance with this Section 7.25 shall not be taken into account for purposes of determining the satisfaction of the condition referred to in Section 8.02(b) and (ii) Parent’s failure of compliance with this Section 7.25 shall not be taken into account for purposes of determining the satisfaction of the condition referred to in Section 8.03(b).
Section 7.26. Treatment of Company Indebtedness. During the Pre-Closing Period, the Company will use commercially reasonable efforts to obtain from the lenders under the applicable debt instrument or the agent or trustee on behalf thereof customary lien release documentation, or other documentation evidencing release of all encumbrances, security interests and collateral securing indebtedness for borrowed money, or file UCC-3 termination statements or any other documents required to evidence the discharge of any existing Liens on the assets of the Company and its Subsidiaries, as reasonably requested by Parent, including under the instruments listed on Section 7.26 of the Company Disclosure Letter (each of which indebtedness for borrowed money the Company or its Subsidiaries has been repaid prior to the date hereof). Notwithstanding anything to the contrary in this Agreement, (a) no such documentation shall be required from the lenders under the applicable debt instrument or the agent or trustee on behalf thereof to the extent that any such Lien (or the indebtedness related thereto) was discharged or released by a final order of a court of competent jurisdiction and (b) the Company’s breach of any of the covenants required to be performed by it under this Section 7.26 shall not be considered in determining the satisfaction of the conditions set forth in Section 8.02.
ARTICLE VIII
CONDITIONS TO CLOSING
Section 8.01. Conditions to All Parties’ Obligations. The obligations of Parent, Merger Sub and the Company to consummate the Contemplated Transactions are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by Parent and the Company of the following conditions:
(a) The Company Stockholder Approval shall have been obtained;
(b) The Registration Statement shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for such purpose shall be pending before the SEC;
(c) The waiting period (and any extension thereof, including any commitment to, or agreement with, any Governmental Body to delay the consummation of, or not to consummate before a certain date, the Contemplated Transactions) applicable to the Contemplated Transactions under the HSR Act shall have expired or been terminated;
(d) There shall be no Order (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any Governmental Body enjoining, restraining, preventing or prohibiting the consummation of the Merger and there shall be no Law in effect or enacted or promulgated prohibiting or making illegal the consummation of the Merger; and

(e) The shares of Parent Class A Common Stock constituting Merger Consideration issuable to the Company Stockholders pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.
Section 8.02. Conditions to Parent’s and Merger Sub’s Obligations. The obligations of Parent and Merger Sub to consummate the Contemplated Transactions are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by Parent and Merger Sub of the following conditions as of the Closing Date:
(a)  (1) Each of the representations and warranties of the Company contained in Article IV (other than the Company Fundamental Representations, the Company Fundamental Representations – De Minimis and the first sentence of Section 4.09 (Absence of Certain Developments)) shall be true and correct as of the Closing (without giving effect to any “material,” “materiality,” “Company Material Adverse Effect” or similar phrases, except that the word “material” in the definition of “Company Material Contract” shall not be disregarded) as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where the failure of any such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) (A) the Company Fundamental Representations shall be true and correct in all material respects on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), and (B) the Company Fundamental Representations – De Minimis shall be true and correct in all respects (except for de minimis inaccuracies relative to the total fully diluted equity capitalization of the Company), and on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); provided, that, in the case of clauses (2)(A) and (2)(B), all “Company Material Adverse Effect,” “material” and “materiality” qualifications contained in such representations and warranties shall be disregarded and (3) the representations and warranties of the Company contained in the first sentence of Section 4.09 (Absence of Certain Developments) shall be true and correct in all respects as of the Closing;
(b) The Company shall have complied in all material respects with all of the covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;
(c) Since the date of this Agreement, there shall not have been or occurred any Company Material Adverse Effect; and
(d) The Company shall have delivered to Parent a certificate of the Company executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied.
Section 8.03. Conditions to the Company’s Obligations. The obligations of the Company to consummate the Contemplated Transactions are subject to the satisfaction or waiver (to the extent permitted by applicable Law) by the Company of the following conditions as of the Closing Date:
(a) (1) Each of the representations and warranties of Parent and Merger Sub contained in Article V (other than the Parent Fundamental Representations, Parent Fundamental Representations – De Minimis and Section 5.08 (Absence of Certain Developments)) shall be true and correct as of the Closing (without giving effect to any “material,” “materiality,” “Parent Material Adverse Effect” or similar phrases) as if made as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where the failure of any such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (2) (A) the Parent Fundamental Representations shall be true and correct in all material respects on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (B) the Parent Fundamental Representations – De Minimis shall be true and correct in all respects (except for de minimis inaccuracies relative to the total fully diluted equity capitalization of Parent), on and as of the Closing, with the same force and effect as if made on and as of the Closing (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)); provided, that, in the case of clauses (2)(A) and (2)(B), all “Parent Material Adverse Effect,”

“material” and “materiality” qualifications contained in such representations and warranties shall be disregarded and (3) the representations and warranties of Parent contained in the first sentence of Section 5.09 (Absence of Certain Developments) shall be true and correct in all respects as of the Closing;
(b) Each of Parent and Merger Sub shall have complied in all material respects with all of its respective covenants and agreements under this Agreement that are required to be performed by it at or prior to the Closing;
(c) Since the date of this Agreement, there shall not have been or occurred any Parent Material Adverse Effect; and
(d) Parent shall have delivered to the Company a certificate of Parent executed by a duly authorized officer thereof, dated as of the Closing Date, stating that the conditions in Section 8.03(a), Section 8.03(b) and Section 8.03(c) have been satisfied.
ARTICLE IX
TERMINATION
Section 9.01. Termination. This Agreement may be terminated and the Merger may be abandoned:
(a) at any time prior to the Effective Time, by the mutual written consent of Parent and the Company;
(b) by Parent:
(i) at any time prior to the Effective Time, if any of the Company’s covenants, representations or warranties contained in this Agreement shall be or have become untrue, such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied, and such breach (A) is incapable of being cured by the Company by or before the End Date or (B) is not cured within thirty (30) days of receipt by the Company of written notice from Parent of such breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(b)(i) if any of Parent or Merger Sub is then in breach of any representation, warranty, covenant or obligation hereunder that would result in the failure to be satisfied of the conditions set forth in Section 8.03(a) or Section 8.03(b); or
(ii) at any time prior to obtaining the Company Stockholder Approval, if the Company Board or any committee thereof makes an Adverse Recommendation Change.
(c) by the Company:
(i) at any time prior to the Effective Time, if any of Parent’s or Merger Sub’s covenants, representations or warranties contained in this Agreement shall be or have become untrue, such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied, and such breach (A) is incapable of being cured by Parent or Merger Sub, as the case may be, by or before the End Date, or (B) is not cured within thirty (30) days of receipt by Parent of written notice from the Company of such breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if the Company is then in breach of any representation, warranty, covenant or obligation hereunder that would result in the failure to be satisfied of the conditions set forth in Section 8.02(a) or Section 8.02(b); or
(ii) at any time prior to obtaining the Company Stockholder Approval (and subject to Section 9.03(a)), upon written notice to Parent, in order to enter into a definitive agreement with a Third Party providing for a Superior Proposal if the Company has complied in all material respects with Section 7.04 with respect to such Superior Proposal; or
(d) by either Parent or the Company at any time prior to the Effective time, if:
(i) (A) any Order has become final and non-appealable, or (B) there shall be a Law, in each case of (A) and (B), having the effect of permanently enjoining or restricting the consummation of the Merger or making the Merger illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 9.01(d)(i) shall not be available to any Party whose material failure to comply with any provision of this Agreement has been the primary cause of such Order or Law;

(ii) the Merger contemplated hereby has not been consummated by 5:00 p.m., New York time on April 7, 2026 (the “End Date”); provided, that the right to terminate this Agreement under this Section 9.01(d)(ii) shall not be available to any Party whose material failure to comply with any provision of this Agreement has been the primary cause of the failure of the Merger to occur on or before such date; or
(iii) the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting, including any adjournment or postponement thereof; provided, that the right to terminate this Agreement under this Section 9.01(d)(iii) shall not be available to the Company if its material failure to comply with any provision of this Agreement has been the primary cause of the failure to obtain the Company Stockholder Approval on or before such date.
Section 9.02. Effect of Termination. In the event of the valid termination of this Agreement by either Parent or the Company as provided in Section 9.01, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made and this Agreement shall be of no further force or effect; provided, however, that (a) Section 7.01(e), Section 7.22(c), this Section 9.02, Section 9.03 and Article X (other than Section 10.12, except to the extent that Section 10.12 relates to the specific performance of the provisions of this Agreement that survive termination) shall survive the termination of this Agreement and shall remain in full force and effect (collectively, the “Surviving Provisions”), and (b) no such termination will relieve any Person of any Liability for Fraud or a material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms. Nothing shall limit or prevent Parent or the Company from exercising any rights or remedies it may have under Section 10.12 (Specific Performance) in lieu of exercising any right it may have to terminate this Agreement pursuant to Section 9.01 (Termination), provided that if this Agreement is terminated pursuant to Section 9.01, no party shall have any rights or remedies under Section 10.12 (Specific Performance) other than in respect of the Surviving Provisions.
Section 9.03. Termination Fees.
(a) In the event that this Agreement is terminated:
(i) by Parent pursuant to Section 9.01(b)(ii) (Adverse Recommendation Change), then the Company shall pay the Termination Fee to Parent in cash by wire transfer of immediately available funds within two (2) Business Days following such termination;
(ii) by Parent pursuant to Section 9.01(b)(i) (Breach of Covenants, Representations and Warranties) based on an Intentional Breach by the Company of any provision of this Agreement, and provided, in the case of this clause (ii), that (A) after the date hereof and prior to such termination, any Third Party shall have publicly disclosed or otherwise communicated to the Company Board an Acquisition Proposal and such Acquisition Proposal, if public, shall not have been publicly withdrawn at least two (2) Business Days prior to such termination, and (B) within twelve (12) months of any termination described in this clause (ii), (x) the Company or any of its Subsidiaries enters into a definitive agreement with respect to an Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 9.03(a)) that is subsequently consummated or (y) the Company or its Subsidiaries consummates an Acquisition Proposal, then the Company shall pay the Termination Fee to Parent in cash by wire transfer of immediately available funds prior to or concurrently with the consummation of such Acquisition Proposal;
(iii) by the Company pursuant to Section 9.01(c)(ii) (Superior Proposal), then the Company shall pay the Termination Fee to Parent in cash by wire transfer of immediately available funds concurrently with such termination and any purported termination pursuant to Section 9.01(c)(ii) (Superior Proposal) shall be of no force or effect until such payment is made;
(iv) by Parent or the Company (as applicable) pursuant to Section 9.01(d)(ii) (End Date) without the Company Stockholder Approval having been obtained, or pursuant to Section 9.01(d)(iii) (Company Stockholder Approval), and provided, in the case of this clause (iv), that (A) after the date hereof and prior to such termination, any Third Party shall have publicly disclosed an Acquisition Proposal and such Acquisition Proposal shall not have been publicly withdrawn at least two (2) Business Days prior to (x) the date of such termination (in the case of termination pursuant to Section 9.01(d)(ii) (End Date)) or (y) the Company Stockholders’ Meeting (in the case of a termination pursuant to Section 9.01(d)(iii)), and (B) within twelve (12) months of any termination described in this clause (iv), (x) the Company or any of its Subsidiaries enters into a definitive agreement with respect to an Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Acquisition Proposal” for all purposes under this Section 9.03(a)) that is subsequently consummated or (y) the Company or its Subsidiaries consummates an Acquisition Proposal, then the Company shall pay the Termination Fee to Parent in cash by wire transfer of immediately available funds prior to or concurrently with the consummation of such Acquisition Proposal.
Subject to clause (b) of Section 9.02, Parent’s right to receive the one-time payment of the Termination Fee from the Company as provided in this Section 9.03(a) shall be the sole and exclusive remedy available to Parent or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives against the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives with respect to this Agreement and the Contemplated Transactions in the event that this Agreement is terminated and Parent receives the Termination Fee in accordance with Section 9.03(a), and, upon such payment of the Termination Fee, (i) in no event may Parent or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives seek to recover any other money damages or seek any other remedy based on a claim in Law or equity with respect to any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, the termination of this Agreement, any Liabilities or obligations arising under this Agreement, or any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (ii) none of the Company or any of its former, current or future equityholders, directors, officers, Affiliates, agents or Representatives shall have any further Liability relating to or arising out of this Agreement or the Contemplated Transactions other than in the case of clauses (i) and (ii) in respect of the Surviving Provisions and the Confidentiality Agreement. For the avoidance of doubt, Parent may seek specific performance to cause the Company to consummate the Contemplated Transactions in accordance with Section 10.12 or the payment of the Termination Fee pursuant to this Section 9.03(a) (or both concurrently), but in no event shall Parent be entitled to both (x) equitable relief ordering the Company to consummate the Contemplated Transactions in accordance with Section 10.12 (as a result of which the Contemplated Transactions are consummated) and (y) the payment of the Termination Fee pursuant to this Section 9.03(a).
(b) As used in this Agreement, (i) “Termination Fee” shall mean (a) $270,000,000.
(c) The Parties acknowledge that the agreements contained in this Section 9.03 are an integral part of the Contemplated Transactions, and that, without these agreements, neither the Company nor Parent would enter into this Agreement. The Parties agree that the Termination Fee is liquidated damages and not a penalty, and the payment of the Termination Fee in the circumstances specified herein is supported by due and sufficient consideration. Accordingly and notwithstanding anything herein to the contrary, if the Company fails promptly to pay any amount due pursuant to this Section 9.03, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the payment set forth in this Section 9.03, the Company shall pay to Parent its reasonable and documented out-of-pocket costs and expenses (including such attorneys’ fees) in connection with such suit, together with interest on the Termination Fee, to be paid or reimbursed to Parent under this Section 9.03(c) from the date payment was required to be made until the date of such payment at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made.
ARTICLE X
MISCELLANEOUS
Section 10.01. Expenses. Except as otherwise expressly provided herein, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the Contemplated Transactions (whether consummated or not). Notwithstanding anything in this Agreement to the contrary, Parent shall be responsible for all filing fees to any Governmental Body in order to obtain any necessary action or non-action, waiver, Consent, clearance, decision, declaration, approval, or expiration or termination of a waiting period under the HSR Act.
Section 10.02. Amendment. At any time prior to the Effective Time, any provision of this Agreement may be amended (whether before or after any required approval by the Company Stockholders) if, and only if, such amendment or waiver is in writing and signed by Parent, the Company and Merger Sub; provided, however, that after the receipt of the Company Stockholder Approval, no amendment shall be made which by applicable Laws or the rules of NASDAQ requires further approval of the Company Stockholders without the further approval of such stockholders.
Section 10.03. Waiver.
(a) At any time prior to the Effective Time, the Parties may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties of the other Parties set forth in this Agreement or any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions of the other Parties contained herein; provided, however, that after the receipt of the Company Stockholder Approval no waiver shall be made which by applicable Laws or the rules of NASDAQ requires further approval of the Company Stockholders without the further approval of such stockholders.
(b) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(c) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
Section 10.04. No Survival of Representations and Warranties. None of the representations, warranties or agreements contained in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance, in whole or in part, after the Effective Time or otherwise expressly by their terms survive the Effective Time.
Section 10.05. Entire Agreement; Counterparts. This Agreement (and the exhibits, annexes and schedules hereto, the Company Disclosure Letter and the Parent Disclosure Letter) constitutes the entire agreement among the Parties and supersede all other prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing Date and shall survive any termination of this Agreement. This Agreement may be executed in several counterparts (including counterparts delivered by electronic transmission), each of which shall be deemed an original and all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com) (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed (including by electronic signature) by all of the other Parties hereto. Until and unless each Party has received a counterpart hereof signed (including by electronic signature) by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.
Section 10.06. Applicable Law; Jurisdiction.
(a) This Agreement (and any Action arising out of or related hereto or the Contemplated Transactions or to the inducement of any Party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

(b) The Parties agree that the appropriate, exclusive and convenient forum (the “Forum”) for any Actions among any of the Parties arising out of or related to this Agreement or the Contemplated Transactions shall be in the Delaware Court of Chancery, except where such court lacks subject matter jurisdiction. In such event, the Forum shall be in the federal district court sitting in Wilmington, Delaware, or, in the event such federal district court lacks subject matter jurisdiction, then in the superior court in the City of Wilmington, New Castle County, Delaware. The Parties irrevocably submit to the jurisdiction of such courts solely in respect of any disputes between them arising out of or related to this Agreement or the Contemplated Transactions. The Parties further agree that no Party shall bring suit with respect to any disputes arising out of or related to this Agreement or the Contemplated Transactions in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit the rights of any Party to obtain execution of a judgment in any other jurisdiction. The Parties further agree, to the extent permitted by Law, that a final and non-appealable judgment against any Party in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.
(c) To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of each court described in Section 10.06(b).
Section 10.07. Waiver of Jury Trial. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.07.
Section 10.08. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of all other Parties, and any attempted assignment of this Agreement or any of such rights, interests or obligations without such consent shall be void and of no effect.
Section 10.09. No Third Party Beneficiaries. Except for, following the Effective Time, the right of the Indemnified Parties to enforce the provisions of Section 7.07 and the rights of the Company’s Affiliates and the Company’s and its Affiliates’ respective officers, directors, employees, accountants, consultants and legal counsel to enforce the provisions of Section 7.22(c), each of whom is an express third-party beneficiary of such provisions, Parent, the Company and Merger Sub agree that (a) their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the preceding sentence, following the Effective Time, the provisions of Article III shall be enforceable by holders of Company Common Stock solely to the extent necessary to receive the Merger Consideration to which such holders are entitled thereunder, the provisions of Section 3.02 shall be enforceable by holders of Company Equity Awards to the extent necessary to receive the amounts to which such holders are entitled thereunder.

Section 10.10. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given and received (a) when personally delivered, (b) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, or (c) when sent by electronic mail (without receipt of a delivery failure notice). Notices, demands and communications, in each case to the respective Parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Parent and Merger Sub:

CoreWeave, Inc.
290 W Mount Pleasant Ave, Suite 4100
Livingston, NJ 07039
Attention:	Kristen McVeety
Email: [ ]

with copies (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

and

Davis Polk & Wardwell LLP
900 Middlefield Road, Suite 200
Redwood City, California 94063
Attention:	Michael Gilson
Michael Kaplan
Tierney O’Rourke
Email: [ ]

and

Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
Attention:	Douglas E. Bacon, P.C.
David B. Feirstein, P.C.
Melissa D. Kalka, P.C.
Email: [ ]

Notices to the Company:

Core Scientific, Inc.
83 Walker Road, Suite 21-2105
Dover, Delaware 19904
Attention:	Todd M. DuChene
Email: [ ]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	David A. Katz
Karessa L. Cain
Email: [ ]

Section 10.11. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the Parties shall amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law.
Section 10.12. Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company, Parent, or Merger Sub in accordance with their specific terms or were otherwise breached by the Company, Parent or Merger Sub and that monetary damages, even if available, would not be an adequate remedy therefor. Except as set forth in Section 9.03, it is accordingly agreed that (a) the Company shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by Parent or Merger Sub and to enforce specifically the terms and provisions hereof against Parent or Merger Sub in any court having jurisdiction, this being in addition to any other remedy to which the Company is entitled at law or in equity, including damages in the event of Parent’s or Merger Sub’s Fraud or Intentional Breach of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy or posting any bond or other undertaking and (b) Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the Company and to enforce specifically the terms and provisions hereof against the Company in any court having jurisdiction, this being in addition to any other remedy to which Parent or Merger Sub is entitled at law or in equity, including damages in the event of the Company’s Fraud or Intentional Breach of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy or posting any bond or other undertaking. The Parties further agree not to oppose the granting of an injunction, specific enforcement or other equitable relief on the basis that any other Party has an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties acknowledge that the agreements contained in this Section 10.12 are an integral part of the Contemplated Transactions and that, without these agreements, neither the Company nor Parent would enter into this Agreement. The Parties acknowledge and agree that time is of the essence and that the Parties would suffer ongoing irreparable injury for so long as any provision of this Agreement is not performed in accordance with its specific terms, including but not limited to as a result of any dispute over the Parties’ obligations to consummate the Contemplated Transactions.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

CORE SCIENTIFIC, INC.

By:	/s/ Adam Sullivan
Name:	Adam Sullivan
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

COREWEAVE, INC.

By:	/s/ Michael Intrator
Name:	Michael Intrator
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the day and year first above written.

MIAMI MERGER SUB I, INC.

By:	/s/ Michael Intrator
Name:	Michael Intrator
Title:	President, Chief Executive Officer

[Signature Page to Merger Agreement]

EXHIBIT A

Form of Amended and Restated Certificate of the Surviving Corporation
[See Attached]

Annex B

July 7, 2025
Board of Directors
Core Scientific, Inc.
838 Walker Road
Suite 21-2105
Dover, DE 19904
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.00001 per share (“Company Common Stock”), of Core Scientific, Inc. (the “Company”) of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among the Company, CoreWeave, Inc. (the “Acquiror”) and Miami Merger Sub I, Inc., a wholly owned subsidiary of the Acquiror (the “Acquisition Sub”). As more fully described in the Agreement, Acquisition Sub will be merged with and into the Company (the “Transaction”) with the Company surviving the Transaction and becoming a wholly-owned subsidiary of the Acquiror and each issued and outstanding share of Company Common Stock (other than any Cancelled Shares (as defined in the Agreement)) outstanding immediately prior to the Effective Time (as defined in the Agreement) will be converted into the right to receive 0.1235 (the “Exchange Ratio”) of a share of the Class A common stock, par value $0.000005 per share (“Acquiror Common Stock”), of the Acquiror.
In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information, including publicly available research analysts’ financial forecasts, relating to the Company and the Acquiror; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed (a) certain information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Acquiror furnished to us by the Acquiror and (b) certain financial forecasts of the Acquiror that were provided to and discussed with us by the management of the Company, including a certain equity research analyst model that the management of the Acquirer commented on and discussed with us and management of the Company; (iv) reviewed information regarding the capitalization of the Company furnished to us by the Company and the Acquiror furnished to us by the Acquiror; (v) reviewed information regarding the strategic and financial benefits (including potential synergies) to the combined company discussed with the Company, (vi) conducted discussions with members of the senior managements and representatives of the Company and the Acquiror concerning the information described in clauses (i) through (v) of this paragraph, as well as the businesses and prospects of the Company and the Acquiror generally; (vii) reviewed the reported prices and trading activity for the Company Common Stock and Acquiror Common Stock, including the market liquidity and average daily trading volumes of the Acquiror Common Stock relative to the Company’s market capitalization; (viii) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (ix) reviewed the financial terms of certain other transactions as we deemed appropriate; (x) reviewed a draft, dated July 7, 2025, of the Agreement; (xi) participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their advisors; and (xii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
399 Park Avenue | 4th Floor | New York, NY 10022

In connection with our analysis and opinion, we have relied on the information supplied to, discussed with or reviewed by us being complete and accurate in all material respects. We have not independently verified any such information (or assumed any responsibility for the independent verification of any such information). We have also relied on the representation of the Company’s management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading. We have relied upon, without independent verification, the assessment of the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial forecasts relating to the Company referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. With respect to the financial forecasts relating to the Acquiror referred to above, we have assumed, at your direction, they are a reasonable basis upon which to evaluate the future performance of the Acquiror, and we have used such forecasts in performing our analyses. In addition, we have relied on the assessments of the managements of the Company and the Acquiror as to the existing technology, products and services of the Company and the Acquiror and the validity of, and risks associated with, the future technology, products and services of the Company and the Acquiror, and we have assumed that there will be no developments with respect to any of the foregoing that would affect our analyses or opinion. In addition we have relied on the assessments of the management of the Company as to the Acquiror’s ability to retain key employees of the Company and to integrate the businesses of the Company and the Acquiror. We express no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluation or appraisal.
Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Stock. Our opinion relates to the relative values of the Company and the Acquiror. We express no opinion as to what the value of Acquiror Common Stock actually will be when issued pursuant to the Transaction or the prices at which Company Common Stock or Acquiror Common Stock may trade at any time. We are not expressing any opinion as to fair value, viability or the solvency of the Company or the Acquiror following the closing of the Transaction. In rendering this opinion, we have assumed, that the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, that the representations and warranties of each party set forth in the Agreement are accurate and correct, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed that all governmental, regulatory or other consents or approvals necessary for the completion of the Transaction will be obtained, except to the extent that could not be material to our analysis. In addition, representatives of the Company have advised us, and we have assumed that the Transaction will qualify as a tax free reorganization for federal income tax purposes. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party.
Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.
We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Transaction. We also became entitled to a fee upon having substantially completed our work in connection with the delivery of this opinion, regardless of the conclusion reached herein. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company and the Acquiror. In the two years prior to the date hereof, we have provided investment banking and other services to the Company unrelated to the Transaction including acting as, among other things, financial advisor to the Company in connection with an agreement with Acquiror involving the Company’s development of high-powered computing capabilities, for which we received compensation for our services. In the two years prior to the date hereof, we have not provided investment banking or other services to the Acquiror. In the future we may provide investment banking and other services to the Company and/or the Acquiror for which we would expect to receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Exchange Ratio from a financial point of view to the holders of Company Common Stock. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio or otherwise. This opinion was approved by a Moelis & Company LLC fairness opinion committee.
Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio in the Transaction is fair from a financial point of view to the holders of Company Common Stock (other than the Cancelled Shares (as defined in the Agreement)).

Very truly yours,

/s/ MOELIS & COMPANY LLC
MOELIS & COMPANY LLC

Annex C

July 7, 2025

Board of Directors
Core Scientific, Inc.
838 Walker Road
Suite 21-2105
Dover, Delaware 19904

Members of the Board of Directors:
We understand that Core Scientific, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among the Company, CoreWeave, Inc. (“Purchaser”), and Miami Merger Sub I, Inc. (“Merger Sub”), a wholly owned subsidiary of Purchaser, pursuant to which Merger Sub will merge with and into the Company (the “Merger”) with the Company surviving the Merger and becoming a wholly-owned subsidiary of Purchaser, and each outstanding share of common stock, par value $0.00001 per share, of the Company (such shares, the “Shares”) (excluding any Cancelled Shares (as defined in the Agreement)) will be converted into the right to receive 0.1235 shares of Class A common stock, par value $0.000005 per share, of Purchaser (such ratio, the “Exchange Ratio”, and such transaction, the “Transaction”). The terms and conditions of the Transaction are set forth in the Agreement.
You have asked us for our opinion as to the fairness of the Exchange Ratio in the Transaction, from a financial point of view, to the holders of the Shares. In arriving at the opinion set forth below, we have, among other things:
(i)	reviewed certain publicly available information concerning the business, financial condition and operations of the Company and Purchaser;
(ii)	reviewed certain internal information concerning the business, financial condition and operations of the Company prepared and furnished to us by the management of the Company;
(iii)	reviewed certain information concerning the business, financial condition and operations of Purchaser furnished to us by or at the direction of the management of Purchaser;
(iv)
reviewed certain internal financial analyses, estimates and forecasts relating to the Company, including projections that were prepared by or at the direction of the management of the Company and approved for our use by the Board of Directors of the Company (the “Board of Directors” or “you”) (collectively, the “Company Projections”);

(v)
reviewed certain financial analyses, estimates and forecasts relating to Purchaser that were provided to and discussed with us by the management of the Company, including a certain equity research analyst’s model which Purchaser commented on and discussed with us and management of the Company, and which were approved for our use by the Board of Directors (collectively, the “Purchaser Projections” and, together with the Company Projections, the “Projections”);

(vi)
held discussions with members of senior management of the Company and participated in discussions with members of senior management of Purchaser, in each case, concerning, among other things, their evaluation of the Transaction and the Company’s and Purchaser’s respective businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives, and potential strategic and financial benefits to the combined company;

(vii)	reviewed the historical market prices and trading activity for the Shares and the common stock of Purchaser;
(viii)	compared certain publicly available financial and stock market data for the Company and Purchaser with similar information for certain other companies that we deemed to be relevant;
(ix)	reviewed a draft, dated July 7, 2025, of the Agreement; and
(x)	performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this opinion.
In preparing this opinion, with your consent, we have relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by us, without independent verification thereof. We have assumed, with your consent, that the Projections and the assumptions underlying the Projections, and all other financial analyses, estimates and forecasts provided to us by the Company’s management, have been reasonably prepared in accordance with industry practice and represent the Company management’s best currently available estimates and judgments as to the business and operations and future financial performance of the Company and Purchaser, as applicable. We assume no responsibility for and express no opinion as to the Projections, the assumptions upon which they are based or any other financial analyses, estimates and forecasts provided to us by the Company’s management. We have also assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company and Purchaser since the respective dates of the last financial statements made available to us. We have relied, with your consent, on the Company management’s representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of the Company. We have further relied, with your consent, upon the assurances of the management of the Company that they are not aware of any facts that would make the information, representations and projections provided by them inaccurate, incomplete or misleading.
We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company or Purchaser. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company or Purchaser, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or Purchaser under any applicable laws.
We also have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respects from the draft reviewed by us and that the consummation of the Transaction will be effected in accordance with the terms and conditions of the Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or Purchaser or the contemplated benefits of the Transaction. We have also assumed that the representations and warranties made by the Company and Purchaser in the Agreement are and will be true and correct in all respects material to our analysis. At your direction, we have assumed that it is intended for the Merger to qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.
In arriving at our opinion, we were not asked to solicit, and did not solicit, interest from any party with respect to any sale, acquisition, business combination or other extraordinary transaction involving the Company or its assets. We have not considered the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage and our opinion does not address the underlying decision by the Company to engage in the Transaction. Our opinion is limited to the fairness of the Exchange Ratio in the Transaction as of the date hereof, from a financial point of view, to the holders of the Shares (other than any Cancelled Shares (as defined in the Agreement)), and our opinion does not address any other aspect or implication of the Transaction, the Agreement, or any other agreement or understanding entered into in connection with the Transaction or otherwise. We further express no opinion or view as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We also express no opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration (as defined in the Agreement) to be received by the holders of the Shares or otherwise.
Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We express no opinion as to the prices or trading ranges at which the Shares or common stock of Purchaser will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Purchaser or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or Purchaser or the ability of the Company or Purchaser to pay its obligations when they come due.
This opinion has been approved by a fairness committee of PJT Partners LP in accordance with established procedures. This opinion is provided to the Board of Directors, in its capacity as such, in connection with and for the purposes of its evaluation of the Transaction only and is not a recommendation as to any action the Board of Directors should take with respect to the Transaction or any aspect thereof. This opinion does not constitute a recommendation to any holder of the Shares as to how any stockholder should vote or act with respect to the Transaction or any other matter. This opinion is not to be quoted, referenced, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy or information statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or the Company, without our prior written approval.
However, a copy of this opinion may be included, in its entirety, as an exhibit to any proxy statement, information statement, registration statement or Schedule 14D-9 the Company is required to file with the U.S. Securities and Exchange Commission and distribute to its stockholders in connection with the Transaction. Any summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.
We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for our reasonable and documented out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).
In the ordinary course of our and our affiliates’ businesses, we and our affiliates may provide investment banking and other financial services to the Company, Purchaser or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, we and certain of our affiliates are advising or have advised (i) the Company in connection with restructuring matters unrelated to the Transaction for which we have received fees from the Company and (ii) a creditor group in which a significant shareholder of Purchaser was a member, in connection with a distressed situation unrelated to the Company or the Transaction for which we received fees paid by the debtor. We and our affiliates have not advised or received fees from Purchaser during this period.
✶ ✶ ✶

Based on and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Exchange Ratio in the Transaction is fair to the holders of the Shares (other than any Cancelled Shares (as defined in the Agreement)) from a financial point of view.

Very truly yours,

/s/ PJT Partners LP
PJT Partners LP

Annex D
CoreWeave Condensed Consolidated Financial Statements (Unaudited)

COREWEAVE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

(unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$1,152,883	$1,361,083
Restricted cash and cash equivalents, current	560,173	37,394
Accounts receivable, net	1,933,698	416,526
Prepaid expenses and other current assets	299,229	101,246
Total current assets	3,945,983	1,916,249
Restricted cash and cash equivalents, non-current	340,527	637,356
Restricted marketable securities, non-current	—	29,308
Property and equipment, net	16,631,510	11,914,774
Operating lease right-of-use assets	3,380,201	2,589,547
Intangible assets, net	205,895	4,909
Goodwill	812,970	19,544
Other non-current assets(a)	924,277	720,912
Total assets	$26,241,363	$17,832,599
Liabilities, Redeemable Convertible Preferred Stock, Redeemable Common Stock, and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable	$1,226,579	$868,259
Accrued liabilities	1,411,237	355,821
Debt, current(a)	3,627,664	2,468,425
Deferred revenue, current	951,346	768,927
Operating lease liabilities, current	279,080	213,104
Finance lease liabilities, current	60,396	57,801
Other current liabilities(a)	53	230,244
Total current liabilities	7,556,355	4,962,581
Debt, non-current(a)	7,423,837	5,457,915
Derivative and warrant liabilities	698	200,089
Deferred revenue, non-current	3,896,173	3,294,977
Operating lease liabilities, non-current	3,168,392	2,388,912
Finance lease liabilities, non-current	3,112	34,120
Deferred tax liabilities, non-current	245,659	149,232
Other non-current liabilities	126,331	36,260
Total liabilities	22,420,557	16,524,086
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock and redeemable common stock(a)
Redeemable convertible preferred stock, $0.000005 par value per share, no and 206,169 shares authorized as of June 30, 2025 and December 31, 2024, respectively; no and 184,635 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	—	1,722,111
Redeemable Class A common stock, $0.000005 par value per share, 29,874 and no shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	1,163,159	—
Stockholders’ equity (deficit)
Preferred stock, $0.000005 par value per share, 100,000 and no shares authorized as of June 30, 2025 and December 31, 2024, respectively; no shares issued and outstanding as of June 30, 2025 and December 31, 2024	—	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

	June 30, 2025	December 31, 2024
Class A common stock, $0.000005 par value per share, 3,000,000 and 540,680 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 346,663 and 121,277 shares issued as of June 30, 2025 and December 31, 2024, respectively; and 340,075 and 114,689 shares outstanding as of June 30, 2025 and December 31, 2024, respectively	2	1
Class B common stock, $0.000005 par value per share, 200,000 and 150,000 shares authorized as of June 30, 2025 and December 31, 2024, respectively; 118,102 and 118,198 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	0	0
Class C common stock, $0.000005 par value per share, 200,000 and no shares authorized as of June 30, 2025 and December 31, 2024, respectively; no shares issued and outstanding as of June 30, 2025 and December 31, 2024	—	—
Treasury stock, at cost, 6,588 shares as of June 30, 2025 and December 31, 2024	(33,524)	(33,524)
Additional paid-in capital	4,772,825	1,096,160
Accumulated other comprehensive income (loss)	(271)	—
Accumulated deficit	(2,081,385)	(1,476,235)
Total stockholders’ equity (deficit)	2,657,647	(413,598)
Total liabilities, redeemable convertible preferred stock, redeemable common stock, and stockholders’ equity (deficit)	$26,241,363	$17,832,599

(a)	Refer to Note 14—Related-Party Transactions for further information on related party arrangements.
The accompanying notes are an integral part of these condensed consolidated financial statements.

COREWEAVE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue	$1,212,788	$395,371	$2,194,420	$584,055
Operating expenses:
Cost of revenue	312,667	108,838	575,061	168,058
Technology and infrastructure	669,913	182,886	1,231,315	275,767
Sales and marketing	36,799	4,172	47,348	8,222
General and administrative	174,200	21,754	348,957	37,440
Total operating expenses	1,193,579	317,650	2,202,681	489,487
Operating income (loss)	19,209	77,721	(8,261)	94,568
Gain (loss) on fair value adjustments	—	(310,231)	26,837	(407,731)
Interest expense, net(a)	(266,966)	(66,766)	(530,801)	(107,422)
Other income (expense), net	5,023	16,406	886	23,866
Loss before provision for (benefit from) income taxes	(242,734)	(282,870)	(511,339)	(396,719)
Provision for (benefit from) income taxes	47,775	40,151	93,811	55,550
Net loss	$(290,509)	$(323,021)	$(605,150)	$(452,269)
Net loss attributable to common stockholders, basic	$(290,509)	$(338,617)	$(633,872)	$(467,865)
Net loss attributable to common stockholders, diluted	$(290,509)	$(338,617)	$(660,717)	$(467,865)
Net loss per share attributable to common stockholders, basic	$(0.60)	$(1.62)	$(1.73)	$(2.23)
Net loss per share attributable to common stockholders, diluted	$(0.60)	$(1.62)	$(1.79)	$(2.23)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic	486,591	209,626	366,765	209,560
Weighted-average shares used in computing net loss per share attributable to common stockholders, diluted	486,591	209,626	368,607	209,560

(a)	Refer to Note 14—Related-Party Transactions for further information on related party arrangements.
The accompanying notes are an integral part of these condensed consolidated financial statements.

COREWEAVE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net loss	$(290,509)	$(323,021)	$(605,150)	$(452,269)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities, net	—	27	—	85
Change in fair value of derivatives, net	(271)	—	(271)	—
Total comprehensive loss	$(290,780)	$(322,994)	$(605,421)	$(452,184)

The accompanying notes are an integral part of these condensed consolidated financial statements.

COREWEAVE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE COMMON STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands)

(unaudited)

	Redeemable Convertible Preferred Stock		Redeemable Class A Common Stock		Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2024	184,635	$1,722,111	—	$—	232,887	$1	$(33,524)	$1,096,160	$—	$(1,476,235)	$(413,598)
Series C redeemable convertible preferred stock accretion to redemption value	—	29	—	—	—	—	—	(29)	—	—	(29)
Cash dividend on Series C redeemable convertible preferred stock	—	—	—	—	—	—	—	(28,693)	—	—	(28,693)
Reclassification of warrants from liability to equity classified	—	—	—	—	—	—	—	172,808	—	—	172,808
Issuance of common stock in connection with initial public offering, net of underwriting discounts and commissions and offering costs	—	—	—	—	36,590	—	—	1,391,515	—	—	1,391,515
Conversion of redeemable convertible preferred stock in connection with initial public offering	(184,635)	(1,722,140)	29,874	1,163,159	155,112	1	—	558,981	—	—	558,982
Issuance of common stock for contract incentive	—	—	—	—	8,750	—	—	350,000	—	—	350,000
Issuance of common stock upon settlement of restricted stock units	—	—	—	—	911	—	—	—	—	—	—
Tax withholdings on settlement of restricted stock units	—	—	—	—	(392)	—	—	(15,685)	—	—	(15,685)
Exercise of stock options	—	—	—	—	1,675	—	—	2,794	—	—	2,794
Stock-based compensation expense	—	—	—	—	—	—	—	202,670	—	—	202,670
Net loss	—	—	—	—	—	—	—	—	—	(314,641)	(314,641)
Balance, March 31, 2025	—	—	29,874	1,163,159	435,533	2	(33,524)	3,730,521	—	(1,790,876)	1,906,123
Issuance of common stock upon underwriters' exercise of over-allotment option, net of underwriting discounts and commissions	—	—	—	—	1,760	—	—	67,669	—	—	67,669
Issuance of common stock and restricted stock awards for business combination	—	—	—	—	19,174	—	—	928,900	—	—	928,900
Issuance of replacement restricted stock units for business combination	—	—	—	—	—	—	—	3,861	—	—	3,861
Tax withholdings on issuance of common stock and restricted stock awards for business combination	—	—	—	—	(472)	—	—	(24,332)	—	—	(24,332)
Issuance of common stock upon settlement of restricted stock units	—	—	—	—	1,811	—	—	—	—	—	—
Tax withholdings on settlement of restricted stock units	—	—	—	—	(904)	—	—	(92,541)	—	—	(92,541)
Exercise of stock options	—	—	—	—	1,275	—	—	1,744	—	—	1,744
Stock-based compensation expense	—	—	—	—	—	—	—	157,003	—	—	157,003
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	(271)	—	(271)
Net loss	—	—	—	—	—	—	—	—	—	(290,509)	(290,509)
Balance, June 30, 2025	—	$—	29,874	$1,163,159	458,177	$2	$(33,524)	$4,772,825	$(271)	$(2,081,385)	$2,657,647

The accompanying notes are an integral part of these condensed consolidated financial statements.

	Redeemable Convertible Preferred Stock		Redeemable Class A Common Stock		Common Stock		Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2023	154,678	$464,690	—	$—	203,520	$1	$(32,054)	$48,397	$(148)	$(612,787)	$(596,591)
Issuance of Series B redeemable convertible preferred stock	4,483	25,000	—	—	—	—	—	—	—	—	—
Closing settlement of Series B tranche option	—	69,598	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	215	—	—	45	—	—	45
Stock-based compensation expense	—	—	—	—	—	—	—	10,181	—	—	10,181
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	58	—	58
Net loss	—	—	—	—	—	—	—	—	—	(129,248)	(129,248)
Balance, March 31, 2024	159,161	559,288	—	—	203,735	1	(32,054)	58,623	(90)	(742,035)	(715,555)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $3.0 million	29,523	1,147,476	—	—	—	—	—	—	—	—	—
Series C redeemable convertible preferred stock accretion to redemption value	—	14	—	—	—	—	—	(14)	—	—	(14)
Paid-in-kind dividend on Series C redeemable convertible preferred stock	—	15,582	—	—	—	—	—	(15,582)	—	—	(15,582)
Exercise of stock options	—	—	—	—	411	—	—	597	—	—	597
Repurchase of common stock for business combination	—	—	—	—	(2,105)	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	9,608	—	—	9,608
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	27	—	27
Net loss	—	—	—	—	—	—	—	—	—	(323,021)	(323,021)
Balance, June 30, 2024	188,684	$1,722,360	—	$—	202,041	$1	$(32,054)	$53,232	$(63)	$(1,065,056)	$(1,043,940)

The accompanying notes are an integral part of these condensed consolidated financial statements.

COREWEAVE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

(unaudited)

	Six Months Ended June 30,
	2025	2024
Cash flows from operating activities:
Net loss	$(605,150)	$(452,269)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	1,002,978	243,970
Non-cash lease expense	144,113	42,015
Amortization of debt discounts and issuance costs and accretion of redemption premiums	66,727	15,605
Loss (gain) on fair value adjustments	(26,837)	407,731
Stock-based compensation	328,978	15,849
Deferred income taxes	90,884	43,207
Other non-cash reconciling items	40,132	(3,848)
Changes in operating assets and liabilities, net of effect of business acquisition:
Accounts receivable	(1,504,696)	(180,748)
Prepaid expenses and other current assets	(120,448)	1,636
Accounts payable and accrued expenses	(289,173)	697,848
Deferred revenue	742,892	1,524,487
Lease liabilities	(110,451)	(20,708)
Other non-current assets	49,968	(413,561)
Net cash provided by (used in) operating activities	$(190,083)	$1,921,214
Cash flows from investing activities:
Purchase of property and equipment, including capitalized internal-use software	$(3,860,351)	$(3,989,096)
Sale of available-for-sale marketable securities	—	840
Maturities of marketable securities	29,308	47,822
Purchase of restricted marketable securities	—	(29,308)
Purchase of strategic investments	—	(50,000)
Sale of warrants received as lease incentive	100,645	—
Business combination, net of cash acquired	(45,706)	—
Issuance of notes receivable	(73,000)	—
Other investing activities	(26,109)	(1,433)
Net cash provided by (used in) investing activities	$(3,875,213)	$(4,021,175)
Cash flows from financing activities:
Proceeds from issuance of debt	$4,432,723	$1,821,541
Repayments of debt	(1,574,867)	(74,416)
Payment of debt issuance costs	(36,536)	(3,479)
Issuance of redeemable convertible preferred stock, net of issuance costs	—	1,172,476
Redeemable convertible preferred stock cash dividends paid	(28,693)	—
Proceeds from exercise of stock options	4,538	642
Proceeds from initial public offering, net of underwriting discounts and commissions	1,422,619	—
Issuance of common stock, net of underwriting discounts and commissions	67,669	—
Payment of tax withholdings on settlement of RSUs and RSAs	(132,558)	—
Deferred offering costs paid	(27,763)	—
Other financing activities	(44,086)	(56,980)
Net cash provided by (used in) financing activities	$4,083,046	$2,859,784
Net increase in cash, cash equivalents, and restricted cash	$17,750	$759,823
Cash, cash equivalents, and restricted cash—beginning of period	2,035,833	480,075
Cash, cash equivalents, and restricted cash—end of period	$2,053,583	$1,239,898

The accompanying notes are an integral part of these condensed consolidated financial statements.

	Six Months Ended June 30,
	2025	2024
Supplemental disclosures of cash flow information:
Cash paid for interest, net of capitalized amounts	$361,557	$24,862
Non-cash investing and financing activities:
Capitalized interest not yet paid	$21,980	$36,052
Operating lease right-of-use assets acquired through lease liability	968,630	887,179
Accounts payable and accrued expenses related to property and equipment additions	2,132,972	146,867
Issuance of common stock for contract incentive	350,000	—
Conversion of redeemable convertible preferred stock in connection with initial public offering	1,722,140	—
Fair value of common stock issued as consideration for a business combination	928,900	—
Fair value of equity awards assumed in a business combination	3,861	—
Reclassification of warrant liabilities to equity	172,808	—
Settlement of Series B tranche liability	—	69,598
Reclassification of customer deposit to debt	230,244	—
Non-cash investments	71,947	7,633
Warrants received as lease incentive	89,956	—
Reconciliation of cash, cash equivalents, and restricted cash to condensed consolidated balance sheets:
Cash and cash equivalents	$1,152,883	$1,028,044
Restricted cash and cash equivalents, current	560,173	79,725
Restricted cash and cash equivalents, non-current	340,527	132,129
Total cash, cash equivalents, and restricted cash	$2,053,583	$1,239,898

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
1. Overview and Summary of Significant Accounting Policies
Organization and Description of Business
CoreWeave, Inc. (together with its subsidiaries, the “Company” or “CoreWeave”), was originally formed as a Delaware limited liability company in 2017 and then converted to a Delaware corporation in 2018. The Company is headquartered in Livingston, New Jersey. The Company is a modern cloud infrastructure technology company which offers the CoreWeave Cloud Platform that consists of proprietary software and cloud services that deliver the automation and efficiency needed to manage complex AI infrastructure at scale.
Initial Public Offering
In March 2025, the Company completed its initial public offering (“IPO”), in which the Company issued and sold 36,590,000 shares of its Class A common stock at a public offering price of $40.00 per share, which resulted in net proceeds of $1.4 billion after deducting the underwriting discounts and commissions and before deducting offering costs of $31 million. In April 2025, the underwriters exercised a portion of their over-allotment option and purchased from the Company an additional 1,760,000 shares of Class A common stock at the IPO price, which resulted in net proceeds to the Company of $68 million after deducting the underwriting discounts and commissions.
In connection with the IPO, all outstanding shares of the Company's Series Seed, Series A, Series B, and Series B-1 redeemable convertible preferred stock automatically converted into 155,111,700 shares of Class A common stock, and all outstanding shares of the Company's Series C redeemable convertible preferred stock were automatically converted into 29,874,066 shares of redeemable Class A common stock. Refer to Note 11—Redeemable Convertible Preferred Stock, Redeemable Common Stock, and Stockholders’ Equity (Deficit) for additional information.
In connection with the IPO, the Company recognized $177 million of stock-based compensation expense, net of $17 million of capitalized costs, primarily related to the development of internal-use software, associated with vested restricted stock units (“RSUs”) with a liquidity-event performance-based vesting condition which was satisfied in connection with the IPO and for which the service-based vesting condition had also been satisfied as of that date. Concurrently with the IPO, the Company issued shares of its Class A common stock upon settlement of RSUs subject to such performance-based vesting conditions. To meet the related tax withholding requirements for the net settlement of the vested RSUs, the Company withheld 392,135 shares underlying such equity awards, resulting in the net issuance of 518,785 shares of Class A common stock. Based on the IPO price of $40.00 per share, the Company’s related tax withholding obligation was $16 million and was paid during the three months ended March 31, 2025. Refer to Note 11—Redeemable Convertible Preferred Stock, Redeemable Common Stock, and Stockholders’ Equity (Deficit) for additional information.
At the closing of the IPO, the maturity date of the Company’s 2024 Term Loan Facility (as defined in Note 10—Debt), accelerated and became due in April 2025, and the Company became subject to a requirement to fund $500 million into designated escrow accounts in connection with its DDTL 2.0 Facility (as defined in Note 10—Debt). In April 2025, the conditions requiring restriction of this amount were lifted and the $500 million previously classified as restricted cash, current, in connection with the DDTL 2.0 Facility was no longer restricted. Refer to Note 10—Debt for additional information.
Prior to the IPO, deferred offering costs, which consisted of accounting, legal and other fees directly related to the IPO, were capitalized as other non-current assets on the condensed consolidated balance sheets. In connection with the IPO, $31 million of deferred offering costs were reclassified to stockholders’ equity (deficit) as a reduction of the net proceeds received from the IPO.
Basis of Presentation and Consolidation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

These unaudited interim condensed consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary to fairly state the Company’s financial position and results of operations. The interim results are not necessarily indicative of the operating results expected for the full year or any future period.
The Company determines at inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a variable interest entity (“VIE”). Investments that are considered VIEs are evaluated to determine whether the Company is the primary beneficiary of the VIE, in which case it would be required to consolidate the entity. The Company evaluates whether it has (1) the power to direct the activities that most significantly impact the VIE’s economic performance, and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. If the Company is not the primary beneficiary of the VIE, the investment or other variable interest is accounted for in accordance with applicable U.S. GAAP.
In circumstances where an entity does not have the characteristics of a VIE, it would be considered a voting interest entity (“VOE”). The Company would consolidate a VOE when the Company has a majority equity interest and has control over significant operating, financial, and investing decisions of the entity.
Stock Split
In March 2025, the Company effected a twenty-for-one stock split of its common stock and redeemable convertible preferred stock. All share and per share information has been retroactively adjusted to reflect the stock split for all periods presented.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates. Significant estimates include the fair value of financial assets and liabilities; useful lives assigned to property and equipment; the discount rates used for operating and finance leases; valuation of derivative and warrant liabilities; stock-based compensation, including the determination of the fair value of the Company’s common stock prior to the IPO; valuation of acquired intangible assets; the assessment of recoverability of intangible assets and their estimated useful lives; and accounting for income taxes, including the valuation allowance on deferred tax assets and the measurement of uncertain tax positions. Assumptions are reviewed regularly to ensure they remain relevant and reasonable, particularly in areas of high subjectivity. The Company bases its estimates on historical experience and assumptions that management considers reasonable.
Significant Accounting Policies
The Company’s significant accounting policies are discussed in “Note 1—Overview and Summary of Significant Accounting Policies” of the audited consolidated financial statements for the fiscal year ended December 31, 2024, included in the Company’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, in connection with the IPO (the “Prospectus”). During the six months ended June 30, 2025, the Company updated its derivative instruments and joint venture accounting policies as described below. Other than these updates, there have been no material changes to the Company’s accounting policies.
Derivative Financial Instruments and Hedging
The Company uses derivative financial instruments to manage risk associated with interest rate and foreign currency fluctuations. These instruments include interest rate swaps designated as cash flow hedges and foreign exchange forward contracts used as non-designated economic hedges. All derivative instruments are recognized on the condensed consolidated balance sheets at fair value in accordance with Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”). The Company's interest rate swaps and foreign currency forward contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates. The Company does not enter into derivatives for trading or speculative purposes. However, certain debt and equity financing transactions are derivatives in their entirety or include embedded features that are bifurcated and accounted for as embedded derivatives. Refer to Note 10—Debt for additional information about derivatives associated with financing transactions.
Additionally, the Company enters into power purchase agreements (“PPAs”) to secure power capacity for existing, under construction, and planned data center builds. These agreements are specifically designed to support the Company in managing its energy needs as it encounters rapidly increasing energy demands. Agreements that do not meet the ‘normal purchase and normal sale’ scope exception, contain a notional amount and are for delivery of electricity in markets where notional amounts are readily convertible to cash (or where contracts can be net-settled) are classified as derivative instruments. These derivative instruments are not designated for special hedge accounting under ASC 815, and therefore changes in the value of these contracts are recorded in earnings.
Generally, derivative assets and liabilities are classified as either current or non-current based on the timing of expected settlement. The non-current position is included in other non-current assets or derivative and warrant liabilities on the condensed consolidated balance sheets. Cash flows associated with derivatives that are not designated for special hedge accounting are classified as operating activities, while those cash flows from interest rate swaps that are designated cash flow hedges are classified as financing activities.
Interest Rate Swaps
The Company enters into interest rate swaps to hedge the variability of cash flows related to interest payments on variable-rate debt. These swaps are designated as cash flow hedges under ASC 815, and therefore the changes in the fair-value of these swaps is recorded in accumulated other comprehensive income (loss) and reclassified into earnings (interest expense, net) when the hedged interest payment is recognized. The Company assesses hedge effectiveness at inception, and on a quarterly basis thereafter, to ensure the hedging relationship is highly effective. As of June 30, 2025, all interest rate swaps were deemed highly effective. Refer to Note 3—Fair Value Measurements for additional information.
Foreign Exchange Forward Contracts
The Company uses forward contracts to mitigate foreign currency risk associated with foreign currency-denominated leasing liabilities. These contracts are not designated as accounting hedges under ASC 815 and therefore considered economic hedges. Changes in the fair-value of these forward contracts are recognized immediately in earnings within other income (expense), net. Refer to Note 3—Fair Value Measurements for additional information.
Joint Ventures
The Company may, from time to time, enter into joint venture arrangements. The Company evaluates these investments in accordance with ASC 810, Consolidation, to determine if it is the primary beneficiary under the VIE model or has a controlling interest under the VOE model and therefore requires consolidation. For those investments in which the Company is not the primary beneficiary, or does not have a controlling financial interest, but exercises significant influence, the equity method of accounting is applied under ASC 323, Investments-Equity Method and Joint Ventures.
Research and Development
Research and development costs were $80 million and $12 million for the three months ended June 30, 2025 and 2024, respectively, and $150 million and $21 million for the six months ended June 30, 2025 and 2024, respectively, and are included within technology and infrastructure expense in the condensed consolidated statements of operations.
Segment Information
The Company’s chief operating decision maker (“CODM”), the chief executive officer, reviews discrete financial information presented on a consolidated basis for purposes of regularly making operating decisions, allocation of resources, and assessing financial performance. The Company operates its business in one operating segment and, therefore, has one reportable segment.

The CODM uses consolidated net loss to measure segment profit or loss in order to identify underlying trends in the performance of the business for purposes of allocating resources and evaluating financial performance. The Company’s objective in making resource allocation decisions is to optimize the consolidated financial results. Significant segment expenses that the CODM reviews and utilizes to manage the Company’s operations are cost of revenue, technology and infrastructure, sales and marketing, and general and administrative expenses at the consolidated level, which are presented in the Company’s condensed consolidated statements of operations. Other segment items included in consolidated net loss include gain (loss) on fair value adjustments, interest expense, net, other income (expense), net, and provision for (benefit from) income taxes, which are presented in the Company’s condensed consolidated statements of operations.
Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the effective tax rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the consolidated statements of operations. This guidance as further clarified through ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) will be effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
In May 2025, the FASB issued ASU No. 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting. The guidance will be effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
In May 2025, the FASB issued ASU No. 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, to reduce diversity in practice and improve the decision usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods and services. The guidance will be effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. Updates are to be applied on a retrospective, or modified retrospective basis. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
2. Revenue
Disaggregation of Revenue
The Company primarily generates its revenue through providing cloud computing services, which include both committed contracts and on-demand services. Revenue recognized related to customer commitments, including revenue from delivering capacity prior to commitment start dates, represented 98% and 96% of total revenue for the three months ended June 30, 2025 and 2024, respectively, and 98% and 95% of total revenue for the six months ended June 30, 2025 and 2024, respectively.

Significant Customers
The following customers accounted for 10% or more of the Company’s revenue for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Customer A	71%	59%	72%	51%
Customer B	*	20%	*	24%
Customer C	*	*	*	*
Customer D	*	*	*	*

*	Customer did not represent 10% or more of revenue.
The customer references of A through D may represent different customers than those reported in a previous period.
Customer A, C, and D accounted for 39%, 25%, and 25% of accounts receivable, net, respectively, as of June 30, 2025. Customer A accounted for 66% of accounts receivable, net as of December 31, 2024.
Strategic Customer Agreement
In March 2025, the Company entered into a commercial agreement (the “Commercial Agreement”) with OpenAI OpCo, LLC (“OpenAI”), pursuant to which the Company provides OpenAI access to cloud computing capacity through fulfillment of reserved capacity orders submitted to the Company by OpenAI. As of June 30, 2025, subject to the satisfaction of delivery and availability of service requirements, OpenAI has committed to pay the Company up to $11.9 billion through October 2030. In the event of the Company’s repeated failure to meet availability of service requirements, OpenAI has the right to terminate all or a portion of the committed amount. Under the outstanding order submitted pursuant to the Commercial Agreement, the Company has established a special purpose vehicle that will hold the infrastructure, and the Company intends for the special purpose vehicle to incur indebtedness to finance its obligations under the Commercial Agreement. Upon an event of default, OpenAI has a lien and security interest in the equity of the special purpose vehicle. As part of the Commercial Agreement, the Company issued 8,750,000 shares of its Class A common stock in connection with the IPO in March 2025, having an aggregate value of $350 million at the time of issuance based on a price per share equal to the IPO price.
The Company accounted for the $350 million as a contra-revenue asset. As of June 30, 2025, the Company classified $41 million as short-term included in prepaid expenses and other current assets on the condensed consolidated balance sheets and $309 million as long-term included in other non-current assets on the condensed consolidated balance sheets. Revenue will be recognized net of the contra-revenue asset amount over time as the Company provides the related cloud computing services.
Contract Balances
The timing of revenue recognition, billings and cash collections result in accounts receivable and deferred revenue. A receivable is recorded at the invoice amount, net of an allowance for credit losses, and is recognized in the period when the Company has the right to invoice its customers and when its right to consideration is unconditional. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 60 days. On occasion, the Company has granted payment terms of up to 360 days. In instances where the timing of revenue recognition differs from the timing of payment, the Company has determined that its contracts generally do not include a significant financing component.
Deferred revenue, including current and non-current balances as of June 30, 2025 and December 31, 2024, was $4.8 billion and $4.1 billion, respectively. For the six months ended June 30, 2025 and 2024, revenue recognized from deferred revenue at the beginning of the period was $603 million and $128 million, respectively.
Remaining Performance Obligations (“RPO”)
As of June 30, 2025, the Company had $30.1 billion of unsatisfied RPO, of which 50% is expected to be recognized over the initial 24 months ending June 30, 2027, 40% between months 25 and 48, and the remaining balance recognized between months 49 and 72. This includes amounts from the Commercial Agreement with OpenAI (as described above).

3. Fair Value Measurements
The Company measures certain financial assets and liabilities at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value and a fair value hierarchy based on the observability of inputs. This hierarchy prioritizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value as follows:
Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities.
Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3—Unobservable inputs that are supported by little or no market activity, which require management judgment or estimation.
The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis within the fair value hierarchy as of the end of each reporting period (in thousands):

	Fair Value Hierarchy	June 30, 2025	December 31, 2024
Financial assets:
Cash and cash equivalents
Money market funds	Level 1	$55,508	$2,411
Restricted cash and cash equivalents, current
Money market funds	Level 1	518,199	24,185
Restricted cash and cash equivalents, non-current
Money market funds	Level 1	—	56,250
Restricted marketable securities, non-current
Certificates of deposit	Level 2	—	29,308
Prepaid expenses and other current assets
Foreign exchange forward contracts not designated as accounting hedges	Level 2	2,279	—
Other non-current assets
Power purchase agreements	Level 3	3,444	2,562
Total financial assets		$579,430	$114,716
Financial liabilities:
Derivative and warrant liabilities
Interest rate swaps designated as accounting hedges	Level 2	$271	$—
Warrant liabilities	Level 3	—	199,645
Power purchase agreements	Level 3	427	444
Total financial liabilities		$698	$200,089

The Company carries the 2030 Senior Notes (as defined in Note 10—Debt) at its amortized cost basis and presents the fair value for disclosure purposes only. As of June 30, 2025, the fair value of the 2030 Senior Notes was $2.0 billion. The fair value of the 2030 Senior Notes, which are classified as Level 2 financial instruments, was determined based on the quoted prices of the 2030 Senior Notes in an over-the-counter market on the last trading day of the reporting period. Refer to Note 10 — Debt for additional information.

The notional amounts of the Company's outstanding interest rate swaps and foreign exchange forward contracts were as follows (in thousands):

	June 30, 2025	December 31, 2024
Derivative instruments designated as accounting hedges
Interest rate swaps	$50,000	$—
Derivative instruments not designated as accounting hedges
Foreign exchange forward contracts	$107,748	$—

Gain (loss) associated with interest rate swaps and foreign exchange forward contracts were as follows (in thousands):

Three and Six Months Ended June 30, 2025
Interest rate swaps designated as accounting hedges
Loss recognized in other comprehensive income (loss), net	$(271)
Foreign exchange forward contracts not designated as accounting hedges
Gain recognized in other income (expense), net	$2,279

As of June 30, 2025, the amount the Company expects to reclassify out of accumulated other comprehensive income (loss) into earnings within the next twelve months is not material.
The Company’s valuation of the warrant liabilities utilized the Black-Scholes option-pricing model that relied on the following significant inputs:

	March 21, 2025	December 31, 2024
Stock price	$41	$48
Volatility	60%	60%
Risk-free rate	4%	4%
Dividend yield	0%	0%

As discussed in Note 11—Redeemable Convertible Preferred Stock, Redeemable Common Stock, and Stockholders’ Equity (Deficit), the warrant liabilities for the warrants for the Company's Class A common stock were remeasured immediately before modification when modified to equity classified warrants on March 21, 2025.
The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instruments (in thousands):

	Power Purchase Agreements – Asset	Warrant Liabilities	Power Purchase Agreements – Liability
Balance at December 31, 2024	$2,562	$199,645	$444
Adjustment to fair value	882	(26,837)	(17)
Reclassification	—	(172,808)	—
Balance at June 30, 2025	$3,444	$—	$427

Notes Receivable
Notes receivable are primarily related to the DCSP Financing Arrangements (as defined in Note 10—Debt) and are reported at their amortized costs basis. As of June 30, 2025 and December 31, 2024, the Company determined that the fair values of its notes receivable approximate the carrying values.

4. Business Combination
On May 5, 2025, the Company acquired all of the outstanding equity interests of Weights and Biases, Inc. (“Weights & Biases”), an AI developer platform. The transaction is expected to extend the Company's application software services offering to include additional developer-focused capabilities for the training of models and development of AI applications. The aggregate purchase consideration was $1.0 billion, which was comprised of the following (in thousands):

Cash paid by the Company	$96,498
Fair value of Class A common stock and restricted stock awards issued by the Company	928,900
Fair value of replacement restricted stock units	3,861
Total purchase price	$1,029,259

In connection with the acquisition, the Company entered into compensation arrangements for stock-based awards with a value totaling $123 million. Of this amount, $33 million was recognized in the total purchase price. $6 million was recognized as compensation expense on the acquisition date and $5 million was recorded as additional compensation expense during the three months ended June 30, 2025. The remaining compensation expense of $79 million will be recognized on a straight-line basis over the respective awards' remaining requisite service period. Certain stock-based awards are in the form of restricted stock awards (“RSAs”). The RSAs represent legally outstanding common shares that are subject to service-based vesting conditions and repurchase rights held by the Company, which lapse upon vesting.
The acquisition-related costs were $29 million, which was recorded in general and administrative expense in the condensed consolidated statements of operations during the three months ended June 30, 2025.
The allocation of the purchase price is preliminary and subject to change as the Company finalizes its assessment of the fair values of the assets acquired and liabilities assumed during the measurement period following the acquisition date. The preliminary fair values of assets acquired and liabilities assumed on the acquisition date are summarized as follows (in thousands):

Cash and cash equivalents	$50,792
Accounts receivable, net	13,418
Prepaid expenses and other current assets	2,205
Property and equipment, net	858
Operating lease right-of-use assets	1,080
Intangible assets, net	207,600
Goodwill	793,426
Other non-current assets	178
Total assets acquired	$1,069,557
Accounts payable	885
Accrued liabilities	7,036
Deferred revenue, current	25,414
Operating lease liabilities, current	283
Other current liabilities	31
Deferred revenue, non-current	309
Operating lease liabilities, non-current	797
Deferred tax liabilities, non-current	5,543
Total liabilities assumed	$40,298
Total purchase price	$1,029,259

The acquired assets and assumed liabilities were recorded at their estimated fair values. The following table presents the amounts allocated to the intangible assets identified as of the date of acquisition and the estimated useful lives (in thousands):

	Fair Value	Useful Lives (in years)
Customer relationships	$36,100	12
Developed technology	161,800	5 - 7
Trade name	9,700	5
Total	$207,600

The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, none of which is expected to be deductible for tax purposes. Goodwill is primarily attributable to the assembled workforce as well as the anticipated synergies from the integration of Weights & Biases’ technology with the Company’s technology.
From the date of the acquisition, the financial results of Weights & Biases are not material to the Company’s consolidated financial statements. Pro forma revenue and net income have not been presented because the historical results would not have been material to the condensed consolidated financial statements in any period presented.
5. Property and Equipment, Net
Property and equipment, net, consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Technology equipment	$13,170,295	$9,146,575
Software	459,742	139,508
Data center equipment and leasehold improvements	830,875	384,372
Furniture, fixtures, and other assets	12,949	8,684
Construction in progress	4,111,256	3,200,866
Total property and equipment	18,585,117	12,880,005
Less: accumulated depreciation and amortization	(1,953,607)	(965,231)
Total property and equipment, net	$16,631,510	$11,914,774

Depreciation and amortization on property and equipment was $553 million and $164 million for the three months ended June 30, 2025 and 2024, respectively, and $996 million and $243 million for the six months ended June 30, 2025 and 2024, respectively.
The Company capitalized $17 million and $6 million of software development costs during the three months ended June 30, 2025 and 2024, respectively, and $43 million and $12 million during the six months ended June 30, 2025 and 2024, respectively.
The Company capitalizes interest associated with the construction of data centers and purchases of related technology equipment. There was $23 million and $41 million of interest capitalized during the three months ended June 30, 2025 and 2024, respectively, and $36 million and $73 million of interest capitalized during the six months ended June 30, 2025 and 2024, respectively.
6. Goodwill and Intangible Assets
Goodwill
The following table summarizes the changes to goodwill (in thousands):

Amount
Balance at January 1, 2025	$19,544
Addition	793,426
Balance at June 30, 2025	$812,970

There were no impairment charges recorded to goodwill for any of the periods presented.
Intangible Assets, Net
Intangible assets, net consisted of the following (dollars in thousands):

	June 30, 2025				December 31, 2024
	Weighted- Average Remaining Useful Lives (in years)	Acquired Intangibles, Gross	Accumulated Amortization	Acquired Intangibles, Net	Acquired Intangibles, Gross	Accumulated Amortization	Acquired Intangibles, Net
Acquired technologies	5	$167,253	$(9,271)	$157,982	$5,453	$(3,611)	$1,842
Other(1)	10	49,697	(1,784)	47,913	3,897	(830)	3,067
Total		$216,950	$(11,055)	$205,895	$9,350	$(4,441)	$4,909

(1)	Included in Other are customer relationships and trade names.
Amortization expenses for intangible assets were $6 million and $1 million for the three months ended June 30, 2025 and 2024, respectively, and $7 million and $1 million for the six months ended June 30, 2025 and 2024, respectively.
As of June 30, 2025, the expected future amortization expense related to intangible assets was as follows (in thousands):

Years Ending December 31,	Amount
Remaining portion of 2025	$18,940
2026	36,264
2027	36,250
2028	36,082
2029	36,069
Thereafter	42,290
Total expected future amortization expense	$205,895

7. Condensed Consolidated Balance Sheets Components
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Prepaid expenses	$114,367	$67,393
Strategic agreement contra-revenue asset	41,136	—
Other current assets	143,726	33,853
Total prepaid expenses and other current assets	$299,229	$101,246

Other Non-current Assets
Other non-current assets consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Strategic agreement contra-revenue asset	$308,864	$—
Prepaid expenses	207,771	145,424
Strategic investments	117,220	102,220
Equity method investment	56,947	—

	June 30, 2025	December 31, 2024
Notes receivable	$56,862	$107,597
Escrow funds	—	336,055
Other non-current assets	176,613	29,616
Other non-current assets	$924,277	$720,912

Accrued Liabilities
Accrued liabilities consisted of the following (in thousands):

	June 30, 2025	December 31, 2024
Accrued purchases	$905,707	$105,733
Accrued interest	219,114	157,310
Other accrued liabilities	286,416	92,778
Total accrued liabilities	$1,411,237	$355,821

8. Leases
The Company enters into leases as a lessee for data centers, office buildings, and technology equipment.
Leases for offices generally have an initial term of three to ten years, often with multi-year renewal periods. Data center leases generally have an initial term from five to fifteen years, some of which include options to extend the leases for up to ten years.
The components of lease cost related to operating leases for the periods presented were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Operating lease cost	$180,450	$65,781	$335,502	$100,757
Variable lease cost	57,851	10,524	101,780	13,438
Total lease cost	$238,301	$76,305	$437,282	$114,195

Supplemental condensed consolidated cash flow and other information related to operating leases for the periods presented were as follows (in thousands):

	Six Months Ended June 30,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$301,288	$79,428

Information relating to the lease term and discount rate for operating leases were as follows:

	June 30, 2025	December 31, 2024
Weighted-average remaining lease term (in years):
Operating leases	9	9
Weighted-average discount rate:
Operating leases	12%	12%

The future lease payments included in the measurement of the Company’s operating lease liabilities as of June 30, 2025, were as follows (in thousands):

Future Payments
Years Ending December 31,	Operating Leases
Remaining portion of 2025	$336,597
2026	683,723
2027	700,911
2028	710,950
2029	647,554
Thereafter	2,620,187
Total undiscounted lease payments	5,699,922
Less: imputed interest	(2,252,450)
Present value of lease liabilities	$3,447,472

As of June 30, 2025, the Company executed additional lease agreements, primarily for data centers and office buildings, that had not yet commenced. The aggregate amount of estimated future undiscounted lease payments associated with such leases is $34.0 billion. These leases will commence between 2025 and 2028 with estimated lease terms of four to 16 years. During the six months ended June 30, 2025, the Company modified certain agreements resulting in the termination of the related escrow agreements. As a result, $304 million of the cash held in escrow, inclusive of interest, was returned to the Company with the remaining escrow balance applied toward future lease payments at that time. These escrow funds were previously included within other non-current assets on the condensed consolidated balance sheets.
As of June 30, 2025, the Company had additional lease agreements for various data center locations with commencement dates subject to regulatory approvals and completion of landlord improvements. The Company may be required to make fixed lease payments of up to $0.9 billion over the next 13 years.
In April 2025, the Company entered into a finance lease for data center infrastructure assets with the DCSP (as defined in Note 10—Debt). Refer to Note 10—Debt for additional information.
The Company has entered into a lease agreement for various buildings located at a single site intended to be used as a data center. The agreement provides access to 133 MW of electrical power, which is expected to be delivered in phases in 2026. The Company will make contractual rent payments based on construction costs incurred by the lessor. The total contractual rent payments range from $3.8 billion to $4.8 billion over the 15 year term of this lease.
Additionally, the Company has entered into lease agreements whereby the Company will pay a portion of the construction costs incurred by the lessor during the construction period and during the lease term, which are considered variable lease payments. These lease agreements provide access to 135 MW of electrical power, which is expected to be delivered in phases between 2025 and 2027.
The Company will assess lease classification upon lease commencement.
Unconsolidated Joint Venture
In June 2025, the Company entered into a joint venture (the “JV”) with a third-party infrastructure developer to support the acquisition and development of a multi-phase data center campus in Kenilworth, New Jersey. Upon formation, the third-party infrastructure developer obtained an 85% equity interest while the Company holds the remaining 15% equity interest in the JV. The Company contributed net assets worth $57 million for its 15% equity interest. The JV will construct and develop the campus using a combination of additional debt and equity capital.
The Company accounts for its unconsolidated investment in the JV as an equity method investment included in other non-current assets on the condensed consolidated balance sheets. The carrying amount of the Company’s investment in the JV is $57 million as of June 30, 2025.

9. Commitments and Contingencies
Letters of Credit
As of June 30, 2025 and December 31, 2024, the Company had outstanding Letters of Credit (“LOC”) associated with its lease agreements in the aggregate amount of $272 million and $533 million, respectively. As of June 30, 2025 and December 31, 2024, the Company had not drawn on any of these LOC and was in compliance with the terms and conditions set forth by the financial institution. These LOC renew annually and expire on various dates through 2041. The Company also has a LOC arrangement associated with its debt agreements. Refer to Note 10—Debt for additional information.
Indemnifications
The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend, and hold harmless the indemnified party for third party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend, and hold harmless the indemnified party for noncompliance with certain additional representations and warranties made by the Company. In addition, the Company indemnifies its officers, directors, and certain key employees while they are serving in good faith in their respective capacities.
While the Company has entered into various indemnification agreements, it has not incurred any material costs or claims under these agreements to date, and management does not expect any future claims to have a material adverse effect on the Company’s financial position or results of operations. It is not possible to determine the maximum potential amount under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, there have been no claims under any indemnification provisions.
Litigation
From time to time, the Company may be subject to various proceedings, lawsuits, disputes, or claims in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that would, individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows. As of June 30, 2025 and December 31, 2024, the Company has not accrued any material potential loss.
10. Debt
The total debt obligations are as follows (dollars in thousands):

	Maturities	Effective Interest Rates	June 30, 2025	December 31, 2024
DDTL 1.0 Facility	March 2028	15%	$1,782,500	$2,012,500
DDTL 2.0 Facility	May 2029	11%	4,953,967	3,843,819
2030 Senior Notes	June 2030	10%	2,000,000	—
2024 Term Loan Facility	April 2025	12%	—	1,000,000
Revolving Credit Facility	June 2027	7%	450,000	—
OEM Financing Arrangements	March 2026 – May 2028	9-10%	1,728,388	1,177,158
Magnetar Loan	January 2029	12%	256,630	—
Total principal of debt			11,171,485	8,033,477
Less: Unamortized discount and issuance costs			(119,984)	(107,137)
Total debt, net of unamortized discount and issuance costs			11,051,501	7,926,340
Less: Debt, current			(3,627,664)	(2,468,425)
Total debt, non-current			$7,423,837	$5,457,915

As of June 30, 2025, the future principal payments for the Company’s total debt were as follows (in thousands):

Years Ending December 31,	Amount
Remaining portion of 2025	$986,052
2026	4,218,457
2027	2,833,142
2028	1,010,054
2029	123,780
Thereafter	2,000,000
Total	$11,171,485

The total interest expense for the Company’s debt obligations was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Contractual interest expense	$250,312	$100,237	$483,084	$164,859
Amortization of debt discounts and issuance costs and accretion of redemption premiums	29,036	7,547	66,727	15,605
Less: capitalized interest	(23,186)	(40,687)	(36,278)	(72,864)
Total	$256,162	$67,097	$513,533	$107,600

As of June 30, 2025, the Company's weighted-average interest rate on short-term debt instruments, which was comprised of the Magnetar Loan, and certain of the OEM Financing Arrangements, was 12.3%. As of December 31, 2024, the Company's weighted-average interest rate on short-term debt instruments, which was comprised of the 2024 Term Loan Facility, was 9.6%.
Delayed Draw Term Loans
In July 2023, the Company entered into a Delayed Draw Term Loan 1.0 Facility (as amended, the “DDTL 1.0 Facility”), which provided for a delayed draw term loan facility of up to $2.3 billion. In May 2024, the Company entered into a Delayed Draw Term Loan 2.0 Facility (as amended, the “DDTL 2.0 Facility”), which provides for another delayed draw term loan facility of up to $7.6 billion. The principal amount of the DDTL 1.0 Facility is required to be repaid in quarterly installments, with the final balloon payment due on March 28, 2028.
Under the DDTL 2.0 Facility, additional loans may be drawn until June 2025, with an option to extend the commitment period by three months subject to lender consent. In June, 2025, the Company extended the commitment period to September, 2025. The principal amount of the DDTL 2.0 Facility is required to be repaid in quarterly installments, beginning in January 2026, with the final balloon payment due five years after the applicable loan was funded. The total loans available are constrained by the purchase price of assets for which the loans are being used to finance with such percentage based upon the depreciable cost of graphics processing unit (“GPU”) servers.
The Company’s DDTL 1.0 Facility and DDTL 2.0 Facility require the Company to maintain certain restricted cash balances. The Company is required to maintain restricted cash equal to 4.00% of the drawn balance on the DDTL 1.0 Facility, but in no event greater than $56 million. As of each of June 30, 2025 and December 31, 2024, $56 million was restricted cash in relation to the DDTL 1.0 Facility. Prior to the IPO, the Company was required to maintain restricted cash equal to 2.00% of the drawn balance on the DDTL 2.0 Facility, which was $77 million as of December 31, 2024. In connection with the IPO, the restricted cash requirement was reduced to 1.00% of the drawn balance on the DDTL 2.0 Facility, which was $50 million as of June 30, 2025.
Additionally, at the closing of the IPO, the Company became subject to a requirement to fund $500 million into designated escrow accounts in connection with the DDTL 2.0 Facility, which was classified as restricted cash and cash equivalents, current, on the condensed consolidated balance sheets as of March 31, 2025. In April 2025, the conditions requiring restriction of this amount were lifted and the $500 million previously classified as restricted cash in connection with the DDTL 2.0 Facility was no longer restricted.

Revolving Credit Facility
In June 2024, and as amended in October and December 2024, the Company entered into a senior secured revolving credit facility (as amended, the “Revolving Credit Facility”) with a capacity of $650 million. The Revolving Credit Facility matures on June 21, 2027. The Revolving Credit Facility included a $175 million letter of credit sub-facility. The letter of credit sub-facility entered into by the Company reduces the available borrowing capacity under the Revolving Credit Facility. In May 2025, the Company upsized the Revolving Credit Facility with a capacity of $1.5 billion. With the upsize of the Revolving Credit Facility, the letter of credit sub-facility increased to $350 million. As of June 30, 2025 and December 31, 2024, the amounts associated with outstanding letters of credit were $11 million and $0 million, respectively.
As of December 31, 2024, the Company had not drawn on the Revolving Credit Facility. As of June 30, 2025, the Company had drawn $450 million and had $1.0 billion of remaining capacity under the Revolving Credit Facility (after giving effect to the outstanding letters of credit). Obligations outstanding under the Revolving Credit Facility are secured by pledges of certain assets as collateral. The Company is required to pay a fee of 0.25% per annum on the average undrawn commitment.
2030 Senior Notes
In May 2025, the Company issued $2.0 billion in aggregate principal amount of senior notes due 2030 (the “2030 Senior Notes”) in a private placement offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2030 Senior Notes were issued pursuant to an indenture, dated as of May 27, 2025 (the “Indenture”). The proceeds from the issuance of the 2030 Senior Notes were retained for general corporate purposes. In conjunction with the issuance of the 2030 Senior Notes, the Company capitalized $37 million in debt issuance costs.
The 2030 Senior Notes are unsecured obligations. The 2030 Senior Notes will mature on June 1, 2030 and bear interest at a rate of 9.25% per annum, payable semi-annually in cash in arrears on June 1 and December 1 of each year, beginning on December 1, 2025.
The Company may redeem all or a portion of the 2030 Senior Notes at any time prior to June 1, 2027 at a redemption price equal to 100% of the aggregate principal amount, plus accrued and unpaid interest and a “make-whole” premium as provided in the Indenture. The Company may redeem all or a portion of the 2030 Senior Notes at any time on or after June 1, 2027 at the redemption prices set forth in the Indenture. At any time prior to June 1, 2027, up to 40% of the aggregate principal amount of the 2030 Senior Notes may be redeemed with the net cash proceeds from certain equity offerings, at the redemption price specified in the Indenture.
The 2030 Senior Notes includes customary terms and covenants, including certain events of default, after which the 2030 Senior Notes may be due and payable immediately. In addition, if the Company experiences certain change of control events, as described in the Indenture, the Company will be required to make an offer to repurchase some or all of the 2030 Senior Notes at a price equal to 101% of the principal amount of the 2030 Senior Notes to be repurchased plus accrued and unpaid interest.
2024 Term Loan Facility
In December 2024, the Company entered into a credit agreement providing for a $1.0 billion term loan facility (the “2024 Term Loan Facility”) consisting of (i) a $229 million secured facility and (ii) a $771 million unsecured facility. In connection with the IPO, the maturity date of the 2024 Term Loan Facility was accelerated, and it was repaid on April 11, 2025.
Magnetar Loan
In August 2024, the Company entered into an AI Computing Service Reserved Capacity and Prepayment Agreement with MagAI Ventures (the “MagAI Capacity Agreement”). Under this arrangement, the Company will provide portfolio companies of MagAI Ventures with a pre-determined amount of cloud computing services at a pre-negotiated hourly rate. The specific amount of cloud computing services, inclusive of the capacity and term, to be used by each portfolio company, if any, will be negotiated individually with each portfolio company, and will be subject to final approval by MagAI Ventures. The Company received a refundable deposit of $230 million in connection with the MagAI Capacity Agreement. Any consumption of cloud services by MagAI Ventures, including by their portfolio companies, under this arrangement is deducted from this deposit amount, with the unused portion refunded back to MagAI Ventures at the end of the contractual term. Throughout the term of the arrangement, if MagAI Ventures portfolio companies do not contract for the full amount of the pre-determined cloud computing services, the Company may agree with MagAI Ventures to instead use this available capacity for other customers, and share profits with MagAI Ventures for any revenue realized above the revenue that would have been generated by charging these customers the MagAI Ventures pre-negotiated rate.
The initial MagAI Capacity Agreement provided for certain termination options for MagAI Ventures, including if a specified amount of capacity is not available by a target commencement date. The MagAI Capacity Agreement runs for an initial period of four years, with an option for MagAI Ventures to extend for two additional years. As of December 31, 2024, the refundable deposit was included within other current liabilities on the condensed consolidated balance sheets, as no services had yet been provided under this arrangement.
In February 2025, the MagAI Capacity Agreement was amended to provide certain termination for convenience rights to both MagAI Ventures and the Company. As a result of the amendment, the Company now considers the refundable deposit received from Magnetar to be in-substance debt (the “Magnetar Loan”) under ASC 470, Sale of Future Revenue, and has reclassified the balance to debt, current on the condensed consolidated balance sheets. No services had been provided under the MagAI Capacity Agreement as of June 30, 2025.
As of June 30, 2025, the $230 million refundable deposit remains available for cloud computing services for MagAI Ventures' portfolio companies. Upon such termination by either party, the unused portion of the $230 million deposit will be refunded along with a specified multiplier that increases over the term of the arrangement that equates to a 12% annual rate of return. As of June 30, 2025, the Company had $257 million classified as debt, current, including $27 million of redemption premiums, on the condensed consolidated balance sheets. The accretion of the redemption premiums was recognized in interest expense, net in the condensed consolidated statements of operations during the six months ended June 30, 2025.
2021 Convertible Senior Secured Notes
In October 2021, the Company executed a note issuance agreement and a note purchase agreement with a related party for the issuance of an aggregate principal amount of up to $50 million of convertible senior secured notes (the “2021 Convertible Senior Secured Notes”). The Company determined that the conversion features, the accelerated redemption features, the variability in interest payments, and the Company’s redemption option were required to be bifurcated and accounted for as an embedded derivative. The investors elected to convert all of the outstanding 2021 Convertible Senior Secured Notes on September 17, 2024, pursuant to the original terms of the conversion feature.
For the three and six months ended June 30, 2024, the Company recorded losses related to the fair value adjustment of these derivative liabilities of $262 million and $344 million, respectively. During the three and six months ended June 30, 2024, total interest costs for the 2021 Convertible Senior Secured Notes were $3 million and $6 million, respectively, comprised of coupon interest of $1 million and $3 million, respectively, and amortization of debt discounts and issuance costs of $2 million and $3 million, respectively.
OEM Financing Arrangements
The Company entered into various agreements with original equipment manufacturers (the “OEM Financing Arrangements”), whereby the Company obtained financing for certain equipment with an aggregate notional balance of $2.2 billion and $1.3 billion as of June 30, 2025 and December 31, 2024, respectively. The Company granted a security interest for the financed equipment related to these financing agreements. These agreements generally have terms between two to three years.
DCSP Financing Arrangements
In June 2023, the Company entered into a service agreement (the “DCSP Service Agreement”) with a data center service provider (the “DCSP”). Under the DCSP Service Agreement, the DCSP will design, purchase, build, and manage a data center providing access to up to 78 MW of electrical power to be delivered in phases. Separately, during the year ended December 31, 2024, the Company purchased $116 million of critical infrastructure assets to support the data center site (the “Existing Critical Infrastructure Assets”).
In October 2024, the Company, as a lender, entered into a Senior Secured Delayed Draw Term Loan Credit Agreement (the “DCSP Note Receivable,” and collectively, with the DCSP Service Agreement, the “DCSP

Financing Arrangements”) with the DCSP to facilitate the purchase of critical infrastructure assets. The DCSP Note Receivable provides for a total commitment of up to $305 million in delayed draw term loan funding for a term of seven years with a stated interest rate of 13.00% per annum.
The DCSP Note Receivable is secured by the new and existing critical infrastructure assets that support current and future phases of the build out at the data center and is prepayable at any time by the DCSP with no penalty.
The DCSP has borrowed under the DCSP Note Receivable to settle amounts previously advanced to the DCSP by the Company, finance purchases of additional critical infrastructure assets, and purchase the Existing Critical Infrastructure Assets. Under the terms of the DCSP Service Agreement, the Company continues to control the Existing Critical Infrastructure Assets and the Company recorded a financing obligation related to the consideration received for the Existing Critical Infrastructure Assets. The financing obligation is payable over a term of 14 years and has an imputed interest rate of 15%. The Existing Critical Infrastructure Assets are included in property and equipment, net, on the condensed consolidated balance sheets and are depreciated over their estimated useful life.
Additionally, the Company entered into a lease for data center infrastructure assets with the DCSP. The arrangement commenced in April 2025 and is accounted for as a finance lease, with an initial term of 14 years and an imputed interest rate of 13%. The Company recorded finance lease right-of-use assets acquired through lease liability of $123 million for the six months ended June 30, 2025 associated with this arrangement. For the three and six months ended June 30, 2025, amortization expense recognized related to this finance lease right-of-use asset was not material.
As of June 30, 2025, the future payments under the financing obligation and finance lease due to the DCSP were as follows (in thousands):

Years Ending December 31,	Financing obligation	Finance lease
Remaining portion of 2025	$9,835	$9,360
2026	19,658	18,720
2027	19,645	18,720
2028	19,630	18,720
2029	19,616	18,720
Thereafter	175,800	168,480
Total future payments	264,184	252,720
Less: amount representing interest	(149,548)	(130,350)
Total	114,636	122,370
Less: current portion	(2,910)	(3,682)
Long-term portion	$111,726	$118,688

The DCSP Financing Arrangements allow for the net settlement of amounts due between the parties and meet the criteria for right of setoff in accordance with ASC 210, Balance Sheet. As of June 30, 2025, the gross amount of the DCSP Note Receivable was $288 million, which is presented net of the financing obligation and finance lease of $237 million. As of December 31, 2024, the gross amount of the DCSP Note Receivable was $224 million, which is presented net of the financing obligation of $116 million. The Company did not recognize any interest income during the year ended December 31, 2024, as the Company did not expect to be entitled to the accrued interest. The Company began recognizing interest income associated with this arrangement in March 2025. For the three and six months ended June 30, 2025, the Company recognized $6 million and $9 million of interest income in other income (expense), net in the condensed consolidated statements of operations, respectively. The total interest expense related to the financing obligation and finance lease associated with this arrangement for the three and six months ended June 30, 2025 was $8 million and $12 million, respectively.

11. Redeemable Convertible Preferred Stock, Redeemable Common Stock, and Stockholders’ Equity (Deficit)
Redeemable Convertible Preferred Stock and Redeemable Common Stock
As of December 31, 2024, the Company had five classes of redeemable convertible preferred stock, which consisted of the following (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Aggregate Liquidation Preference
Series Seed	60,000	45,567	$0.05	$2,039	$2,039
Series A	24,182	19,361	0.12	2,256	2,256
Series B	79,979	79,979	5.58	550,595	446,002
Series B-1	12,485	10,205	0.40	4,091	4,091
Series C	29,523	29,523	38.95	1,163,130	1,163,671
Total	206,169	184,635		$1,722,111	$1,618,059

As of June 30, 2025, there were no shares of redeemable convertible preferred stock issued and outstanding.
As discussed in Note 1—Overview and Summary of Significant Accounting Policies, in connection with the IPO, all shares of the Company's Series Seed, Series A, Series B, and Series B-1 redeemable convertible preferred stock then outstanding, totaling 155,111,700 shares, were automatically converted into an equivalent number of shares of Class A common stock. The carrying value of $559 million was reclassified into stockholders' equity (deficit). All shares of Series C redeemable convertible preferred stock then outstanding, totaling 29,523,120 shares, were automatically converted into 29,874,066 shares of redeemable Class A common stock.
During the year ended December 31, 2024, the Company paid a dividend in kind to the holders of the Series C redeemable convertible preferred stock, which resulted in additional shares being issued upon conversion. These additional shares issued upon conversion were not legally outstanding prior to the IPO and upon conversion were included in the redeemable Class A common stock shares outstanding.
The redeemable Class A common stock is subject to a right to be “put” to the Company on the first trading day immediately after the second anniversary of the closing of the IPO (the “Put Right”). Upon exercise of the Put Right, holders of these shares would be entitled to receive from the Company an amount in cash equal to the original issue price per share of the Series C redeemable convertible preferred stock of $38.95 per share, representing an aggregate price of $1.2 billion. The carrying value of $1.2 billion was reclassified from redeemable convertible preferred stock to redeemable Class A common stock and continues to be classified as mezzanine equity due to the shares being redeemable outside of the Company’s control, as the related Put Right remains outstanding and unexercised. Ongoing accretion is recorded to bring the carrying value of the redeemable Class A common stock to its redemption value over time, consistent with the original terms of the Series C redeemable convertible preferred stock. Redeemable Class A common stock approximates its redemption value. The Company did not record accretion during the three months ended June 30, 2025 as it was no longer considered probable that the Put Right would become redeemable.
The rights of the holders of the Company’s redeemable Class A common stock are identical to the Company’s Class A common stock, except with respect to the Put Right. The Put Right with respect to each share is subject to a lock-up period after the IPO and will automatically terminate upon the expiration of such period if either (i) the share is assigned, sold, or transferred publicly, or (ii) the Company’s Class A common stock has a 20-day volume-weighted average price in any consecutive 30 trading day period of at least 175% of the Series C redeemable convertible preferred stock original issue price of $38.95 per share after the IPO and on or before the second anniversary of the closing of the IPO, which is in March 2027. Upon termination of the Put Right, the redeemable Class A common stock will be reclassified into Class A common stock within stockholders’ equity (deficit). As of June 30, 2025, the shares were still subject to a lock-up period and the Put Right.
As of June 30, 2025 and December 31, 2024, there were 29,874,066 and no shares of redeemable Class A common stock issued and outstanding, respectively.

Dividends
Holders of the redeemable convertible preferred stock were entitled to participate in any dividends distributed to holders of common stock, as if converted.
Holders of the Series C redeemable convertible preferred stock were entitled to a cumulative dividend that accrued from day-to-day at a rate of 10% per annum of the accumulated stated value, equal to $38.95 per share (the accumulated stated value is the defined “original issue price” at the time of conversion). Cumulative dividends were payable quarterly from the time the shares were issued until the completion of an IPO. These dividends could be paid in cash or in kind by being added to the accumulated stated value. After the IPO and conversion to redeemable Class A common stock, these dividend rights ceased, and there were no accrued and unpaid dividends as of June 30, 2025. For the three months ended June 30, 2025 and 2024, no cash dividends were paid by the Company. For the six months ended June 30, 2025 and 2024, the Company paid total cash dividends of $29 million and $0 million, respectively. In addition, for the three and six months ended June 30, 2024, the Company issued a paid-in-kind dividend, which was recognized at fair value of $16 million.
Preferred Stock
In connection with the IPO, the Company's amended and restated certificate of incorporation became effective, which authorized the issuance of 100,000,000 shares of preferred stock with a par value of $0.000005 per share with rights and preferences, including voting rights, designated from time to time by the Company's board of directors (the “Board”). As of June 30, 2025, there were no shares of preferred stock issued and outstanding.
Common Stock
As of June 30, 2025 and December 31, 2024, the Company was authorized to issue 3,400,000,000 and 690,680,000 shares of common stock, respectively, with a par value of $0.000005 per share. During the year ended December 31, 2024, the Company’s certificate of incorporation was amended such that the Company’s common stock consisted of Class A common stock and Class B common stock. In March 2025, the Company’s certificate of incorporation was amended such that the Company’s common stock consisted of Class A common stock, Class B common stock, and Class C common stock. As of June 30, 2025, there were no shares of Class C common stock issued and outstanding. Common stockholders are entitled to receive any dividends if and when declared by the Board, and upon liquidation or dissolution, are also entitled to receive all assets legally available for distribution to stockholders, ratably in proportion to the number of shares held, subject to the rights of preferred stockholders (if then outstanding). As of June 30, 2025 and December 31, 2024, no dividends on the Company’s common stock had been declared by the Board.
Voting
Holders of Class A common stock are entitled to one vote per share. Prior to the completion of the Company’s IPO, holders of Class B common stock were entitled to one vote per share. Upon the completion of the IPO, holders of Class B common stock are entitled to ten votes per share. Holders of Class A common stock and Class B common stock vote together as a single class, except where otherwise required by law. Holders of Class C common stock are entitled to no votes per share.
Warrants to Purchase Common Stock
As of December 31, 2024, the Company had outstanding warrants to purchase shares of the Company’s Class A common stock that were classified as liabilities. These warrants were issued in connection with the 2022 Senior Secured Notes, as disclosed in the Company’s Prospectus. As of December 31, 2024, the fair value of the warrant liabilities was $200 million and was included within derivative and warrant liabilities on the condensed consolidated balance sheets. The Company recorded a loss related to the fair value adjustment of these warrant liabilities of $49 million and $64 million within gain (loss) on fair value adjustments in the condensed consolidated statements of operations during the three and six months ended June 30, 2024, respectively.
On March 21, 2025, the Company executed an amendment with the warrant holders to fix the exercise price to $1.5495 per share, subject to adjustments for standard anti-dilution adjustments. As a result of the amendment, the Company concluded that the warrants met the requirements for equity classification for contracts that are indexed to the Company’s own stock. The Company recognized a gain of $29 million for the final fair value adjustment pre-modification, and a loss of $2 million in connection with the modification and fixing of the exercise price, which were recorded in gain (loss) on fair value adjustments in the condensed consolidated statements of operations for the six months ended June 30, 2025, and reclassified the final value of the warrants to additional paid-in capital. Refer to Note 3—Fair Value Measurements for further details.
2019 Stock Option Plan and 2025 Equity Incentive Plan
In July 2019, the Company adopted a stock option plan (the “2019 Plan”). The purpose of the 2019 Plan is to provide incentives to attract, retain, and motivate eligible persons whose potential contributions are important to the success of the Company by offering those eligible persons an opportunity to participate in the Company’s future performance through the grant of awards of common stock. The total number of shares authorized by the Board to be issued under the 2019 Plan was 73,637,600 shares as of December 31, 2024. Prior to the Company’s IPO, in the event that shares previously issued under the 2019 Plan were reacquired by the Company pursuant to a forfeiture provision, right of first refusal, or repurchase by the Company, such shares were added back to the number of shares then available for issuance under the 2019 Plan. As of December 31, 2024, 3,750,480 shares were available for issuance under the 2019 Plan. In March 2025, in connection with the IPO and the adoption of the 2025 Plan (as defined below), the Company ceased granting awards under the 2019 Plan. Following the effective date of the 2025 Plan, any outstanding awards granted under the 2019 Plan remain subject to the terms of the 2019 Plan, and any shares that are forfeited or repurchased by the Company under the 2019 Plan will be automatically transferred to be available for issuance under the 2025 Plan.
In March 2025, the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”) as a successor to the 2019 Plan, which became effective in connection with the IPO. The 2025 Plan authorizes the award of incentive stock options (“ISOs”), nonqualified stock options (“NQSOs”), restricted stock awards (“RSAs”), stock appreciation rights, and RSUs, as well as performance and stock bonus awards. Pursuant to the 2025 Plan, the ISOs may be granted only to employees of the Company, while all other award types may be granted to employees, directors, and consultants. A total of 50,000,000 shares of the Company’s Class A common stock were initially reserved, plus any reserved shares of Class A common stock not issued or subject to outstanding grants under the 2019 Plan on the effective date of the 2025 Plan. The number of shares reserved for issuance under the 2025 Plan will increase automatically on January 1 of each of 2026 through 2035 by the number of shares equal to the lesser of (a) five percent of the aggregate number of outstanding shares of all classes of common stock plus the total number of shares of Class A common stock issuable upon conversion of preferred stock (if any), in each case as of the immediately preceding December 31, or (b) such number of shares of Class A common stock as may be determined by the Board or the compensation committee of the Board (the “Compensation Committee”). In the event that shares previously issued under the 2025 Plan are reacquired by the Company pursuant to a forfeiture provision, right of first refusal, or repurchase by the Company, such shares shall be added back to the number of shares then available for issuance under the 2025 Plan. As of June 30, 2025, 47,536,236 shares were available for issuance under the 2025 Plan.
The Company may grant stock options to employees, contractors, or other entities in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. Stock options may be treated as ISO or NQSO depending on the specific circumstances of an optionee’s relationship with the Company and the number of stock options vesting or exercised in a calendar year. Stock options granted under the 2019 and 2025 Plans generally vest either over a three-year or four-year period. The Company may award stock options that are immediately exercisable, subject to a repurchase right. The Company may also grant stock options that allow for acceleration of vesting. The stock options granted under the 2019 and 2025 Plans will expire after ten years from the time of their grant. The Company issues Class A common stock upon the exercise of stock options. Pursuant to the equity exchange agreement between the Company and each of its co-founders, each co-founder has the right to exchange any shares of Class A common stock received upon the exercise of certain option awards granted prior to September 2024 and held by such co-founder into an equal number of shares of Class B common stock.

Stock Options
The following table summarizes stock option activity under the 2019 Plan (share data and aggregate intrinsic value in thousands):

	Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at January 1, 2025	47,219	$1.74	7	$2,163,455
Granted	—	—
Exercised	(2,950)	1.53
Forfeited, expired, or canceled	(164)	6.62
Outstanding at June 30, 2025	44,105	$1.74	7	$7,114,827
Vested and expected to vest at June 30, 2025	44,105	$1.74	7	$7,114,827
Exercisable at June 30, 2025	31,596	$1.14	6	$5,116,131

The table above does not include 375,000 options outstanding as of June 30, 2025 that were issued in connection with the 2021 Convertible Senior Secured Notes. Refer to Note 14—Related-Party Transactions for additional information.
The Company did not grant any stock options during the six months ended June 30, 2025 and 2024.
The aggregate grant date fair value of stock options vested during the six months ended June 30, 2025 and 2024 was and $18 million and $18 million, respectively.
The aggregate intrinsic value of stock options exercised during the six months ended June 30, 2025 and 2024, was $170 million and $14 million, respectively. The intrinsic value for options exercised is the difference between the estimated fair value of the stock and the exercise price of the stock option at the date of exercise.
Employee Stock Purchase Plan
In March 2025, the Company adopted the 2025 Employee Stock Purchase Plan (the “2025 ESPP”), which became effective in connection with the IPO. The 2025 ESPP enables eligible employees to purchase shares of the Company’s Class A common stock with accumulated payroll deductions. A total of 10,000,000 shares of the Company’s Class A common stock are reserved for issuance under the 2025 ESPP.
The number of shares reserved for issuance and sale under the 2025 ESPP will increase automatically on January 1st of each of 2026 through 2035 by the number of shares equal to the lesser of (a) the number of shares equal to 1% of the sum of the total number of outstanding shares of all classes of the Company’s common stock plus the total number of shares of the Company’s Class A common stock issuable upon conversion of preferred stock (if any), in each case outstanding as of the immediately preceding December 31 and (b) such number of shares of the Company’s Class A common stock determined by the Board or Compensation Committee; provided, that the Board or Compensation Committee may in its sole discretion reduce the amount of the increase in any particular calendar year. Subject to stock splits, recapitalizations, or similar events, no more than 100,000,000 shares of the Company’s Class A common stock may be issued over the term of the 2025 ESPP.
The purchase price for shares purchased under the 2025 ESPP during any given purchase period is 85% of the lesser of the fair market value of the Company’s Class A common stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the applicable purchase period. Each offering period may itself consist of one or more purchase periods. The 2025 ESPP has an initial offering period beginning on March 28, 2025 and ending on November 15, 2025, with a purchase date of November 15, 2025. The initial enrollment period began on the date of the IPO and ended on April 18, 2025. As of June 30, 2025, $2 million has been withheld on behalf of employees for a future purchase under the ESPP due to the timing of payroll deductions and the open enrollment period. As of June 30, 2025, no shares of Class A common stock have been purchased under the 2025 ESPP. Stock-based compensation expense during the three months ended June 30, 2025 and unrecognized stock-based compensation expense as of June 30, 2025 related to the 2025 ESPP were not material.

Restricted Stock Units
RSUs granted typically vest over four years. The following table summarizes restricted stock unit activity under the 2019 and 2025 Plans (share data in thousands):

	Shares	Weighted- Average Fair Value Per Share
Balance at January 1, 2025	15,455	$38.80
Granted	13,188	62.39
Vested	(2,599)	33.36
Forfeited, expired, or canceled	(367)	36.57
Unvested balance at June 30, 2025	25,677	$51.50
Vested and not yet settled	9	45.96
Outstanding at June 30, 2025	25,686	$51.50

Restricted Stock Awards
During the three and six months ended June 30, 2025, 1,602,257 RSAs were granted in connection with the acquisition of Weights & Biases. These awards typically vest over a four-year service period. The grant date fair value of the RSAs was based on the Company’s closing stock price on the grant date and is recognized as stock-based compensation expense over the vesting period. As of June 30, 2025, 1,460,477 of these RSAs remained unvested. Refer to Note 4—Business Combination for additional information.
Stock-Based Compensation Expense
As of June 30, 2025, unrecognized stock-based compensation expense related to unvested stock options was $73 million, which is expected to be recognized over a weighted-average period of two years.
As of June 30, 2025, unrecognized stock-based compensation expense related to unvested RSUs and RSAs was $1.1 billion, which is expected to be recognized over a weighted-average period of three years.
Total stock-based compensation expense recognized in the Company’s condensed consolidated statements of operations was as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cost of revenue	$2,701	$350	$5,394	$738
Technology and infrastructure	47,683	2,080	102,282	4,437
Sales and marketing	8,494	848	11,314	1,715
General and administrative	86,127	4,382	209,988	8,959
Total stock-based compensation expense(1)(2)	$145,005	$7,660	$328,978	$15,849

(1)
Stock-based compensation expense was net of capitalized costs primarily related to the development of internal-use software of $12 million and $2 million during the three months ended June 30, 2025 and 2024, respectively, and $31 million and $4 million during the six months ended June 30, 2025 and 2024, respectively.

(2)
The Company recognized no and $177 million of stock-based compensation expense, net of no and $17 million of capitalized costs primarily related to the development of internal-use software, during the three and six months ended June 30, 2025, respectively, associated with vested RSUs as a result of the satisfaction of the liquidity-event performance-based vesting condition which was satisfied in connection with the IPO.

12. Income Taxes
The Company's effective tax rate was (20)% and (14)% for the three months ended June 30, 2025 and 2024, respectively, and (18)% and (14)% for the six months ended June 30, 2025 and 2024, respectively.
The Company computed its provision for income taxes for interim periods by applying a forecasted annual effective tax rate to year-to-date earnings and adjusting for discrete items. However, the Company computed its provision for income taxes based on the year-to-date actual effective tax rate for the three and six months ended June 30, 2024, because the forecasted annual effective tax rate was highly sensitive to fluctuations in pre-tax income and a reliable estimate of the annual effective tax rate could not be made. The Company recorded income tax expense in all periods presented despite experiencing pre-tax losses primarily due to nondeductible losses on fair value adjustments and projected limitations on the Company's ability to realize certain tax benefits, which has resulted in the Company maintaining a full valuation allowance on its U.S. deferred tax assets. The increase in year-over-year income tax expense primarily resulted from an increase in pre-tax income excluding these nondeductible losses and the inability to record a net benefit from deferred tax assets generated.
13. Net Loss Per Share Attributable to Common Stockholders
The Company computes net loss per share utilizing the two-class method required for participating securities. The two-class method determines net loss per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed income. The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A common stock, redeemable Class A common stock, and Class B common stock are identical, except with respect to voting, and in the case of redeemable Class A common stock, redemption. As a result, the basic and diluted net loss per share for all shares of Class A common stock, redeemable Class A common stock, and Class B common stock are the same and therefore presented on a combined basis.
The Company considers its redeemable convertible preferred stock and common stock warrants to be participating securities as the holders of these securities are contractually entitled to participate in income but not contractually required to participate in losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Numerator:
Net loss	$(290,509)	$(323,021)	$(605,150)	$(452,269)
Dividends and accretion on Series C redeemable convertible preferred stock	—	(15,596)	(28,722)	(15,596)
Net loss attributable to common stockholders, basic	$(290,509)	$(338,617)	$(633,872)	$(467,865)
Change in fair value of common stock warrants	—	—	(26,845)	—
Net loss attributable to common stockholders, diluted	$(290,509)	$(338,617)	$(660,717)	$(467,865)
Denominator:
Weighted-average shares used in computing net loss attributable to common stockholders, basic	486,591	209,626	366,765	209,560
Effect of dilutive securities:
Common stock warrants	—	—	1,842	—
Weighted-average shares used in computing net loss attributable to common stockholders, diluted	486,591	209,626	368,607	209,560
Net loss per share attributable to common stockholders, basic	$(0.60)	$(1.62)	$(1.73)	$(2.23)
Net loss per share attributable to common stockholders, diluted	$(0.60)	$(1.62)	$(1.79)	$(2.23)

The number of securities that were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive are as follows (in thousands):

	As of June 30,
	2025	2024
Redeemable convertible preferred stock	—	188,684
Outstanding convertible notes	—	24,544
Outstanding stock options	44,480	49,949
Outstanding RSUs and RSAs	27,146	—
Outstanding warrants to purchase common stock	4,337	4,337
ESPP	147	—
Total	76,110	267,514

The table above does not include 5,248,300 RSUs outstanding as of June 30, 2024 because these awards were subject to a performance-based vesting condition that was not considered probable as of that date.
14. Related-Party Transactions
The Company has entered into certain transactions, as further described below, with Magnetar Financial LLC (“Magnetar”) and certain funds or accounts managed or advised by Magnetar, and such funds or accounts collectively held a significant equity interest in the Company.
Senior Secured Notes
In connection with the issuance of the 2021 Convertible Senior Secured Notes in October 2021, the Company granted Magnetar an option to purchase up to $15 million of the Company’s Class A common stock at the IPO price, which is equal to 375,000 shares at the IPO price of $40.00 per share, which is exercisable until the one-year anniversary of the IPO. As of June 30, 2025, this option is still outstanding and has not been exercised.
In October 2022, the Company executed a note issuance agreement and a note purchase agreement (the “2022 Senior Secured Notes”) and between October 2022 and April 2023, the Company issued $125 million of 2022 Senior Secured Notes with maturity dates between October 2025 and April 2026 to funds or accounts managed or advised by Magnetar, along with warrants to purchase 12,144,668 shares of the Company’s Class A common stock. In March 2025, the warrants were amended to fix the exercise price per share, and the Company concluded that these warrants met the requirements for equity classification. Refer to Note 11—Redeemable Convertible Preferred Stock, Redeemable Common Stock, and Stockholders’ Equity (Deficit) for additional information. In July 2024, the Company redeemed these notes in full, paying $137 million. In connection with the issuance of the 2022 Senior Secured Notes, the Company granted Magnetar the right to purchase up to 5% of the Company’s Class A common stock issued at a price equal to the price per share in the Company’s IPO. This option expired unexercised in connection with the IPO.
Redeemable Convertible Preferred Stock Financing
Between April 2023 and May 2024, the Company issued a number of shares of different classes of redeemable convertible preferred stock, some of which were acquired by certain of the Company’s directors, holders of more than 5% of the Company’s outstanding capital stock, and their affiliates or funds or accounts managed thereby. As described in Note 11—Redeemable Convertible Preferred Stock, Redeemable Common Stock, and Stockholders’ Equity (Deficit), the shares of redeemable convertible preferred stock were converted in connection with the IPO.
Delayed Draw Term Loan Facilities
As of June 30, 2025 and December 31, 2024, $388 million and $438 million in aggregate principal amount, respectively, of the DDTL 1.0 Facility was outstanding and held by funds or accounts managed or advised by Magnetar. The Company has paid to funds or accounts managed or advised by Magnetar $30 million and $5 million in principal and incurred $14 million and $18 million in interest expense for the three months ended June 30, 2025 and 2024, respectively. The Company has paid to funds or accounts managed or advised by Magnetar $55 million and $5 million in principal and incurred $29 million and $31 million in interest expense for the six months ended June 30, 2025 and 2024, respectively. Refer to Note 10—Debt for additional information.

As of June 30, 2025 and December 31, 2024, $137 million and $106 million of the DDTL 2.0 Facility was outstanding and held by funds or accounts managed or advised by Magnetar, respectively. The Company has not made principal payments on the DDTL 2.0 Facility as of June 30, 2025. The Company incurred $3 million and $6 million, respectively, in interest expense for the three and six months ended June 30, 2025, respectively, and none for the three and six months ended June 30, 2024, associated with amounts held by funds or accounts managed or advised by Magnetar. Refer to Note 10—Debt for additional information.
Magnetar Loan
In connection with the MagAI Capacity Agreement with MagAI Ventures, the Company had $257 million outstanding under the Magnetar Loan as of June 30, 2025. The deposit of $230 million was previously classified within other current liabilities on the condensed consolidated balance sheets as of December 31, 2024. The Company incurred $8 million and $27 million, respectively, in interest expense in connection with the Magnetar Loan for the three and six months ended June 30, 2025. Refer to Note 10—Debt for additional information.
Strategic Investment
In June 2024, the Company contributed $50 million to a fund managed by Magnetar in connection with the fund’s purchase of a third-party’s preferred stock. The Company consolidated the fund and accounted for the purchased preferred stock as privately held equity securities that do not have a readily determinable fair value measured at cost, with subsequent adjustments for observable price changes or impairments. The investment is included in other non-current assets on the condensed consolidated balance sheets.
Unconsolidated Joint Venture
In June 2025, the Company entered into a forward-starting lease and a development management agreement in connection with the JV, which is an unconsolidated subsidiary of the Company and a related party. These agreements are deemed to be priced at market terms as they were negotiated as part of an arms-length negotiations with the other investor in the JV. During the three and six months ended June 30, 2025, the Company did not recognize any income or expenses in the condensed consolidated statements of operations pursuant to these agreements. Refer to Note 8—Leases for additional information.
15. Geographic Information
Revenue by geography is based on the address of the customer as specified in the Company's customer contracts. The following table sets forth revenue by geographic area (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
United States	$1,147,655	$370,107	$2,077,079	$547,071
All other countries	65,133	25,264	117,341	36,984
Total revenue	$1,212,788	$395,371	$2,194,420	$584,055

The Company's long-lived assets are attributed to a country based on the physical location of the assets. It defines long-lived assets as property and equipment and operating lease right-of-use assets because many of these assets cannot be readily moved and are relatively illiquid, subjecting them to geographic risk.
As of June 30, 2025 and December 31, 2024, 87% and 90%, respectively, of the Company's long-lived assets were located in the United States, and no other single country accounted for more than 10% of these assets.
16. Subsequent Events
In July 2025, the Company entered into a definitive agreement to acquire Core Scientific, Inc., a leading data center infrastructure provider, in an all-stock transaction (the “Transaction”). The Transaction is expected to help the Company verticalize its data center footprint to support revenue growth and improve operational profitability. The Transaction is expected to close in the fourth quarter of 2025, subject to shareholder and regulatory approval.
In July 2025, President Trump signed into law the One Big Beautiful Bill Act (“OBBBA”). The OBBBA amends key provisions of the tax code, including modifications to bonus depreciation, domestic research cost expensing, and the business interest expense limitation. ASC 740, Income Taxes, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Consequently, the Company is still evaluating all deferred tax balances under the newly enacted tax law and any other changes required to its financial statements as a result of the OBBBA, which will be reflected on the Company's Quarterly Report on Form 10-Q for the three and nine months ending September 30, 2025.
In July 2025, the Company entered into an additional Delayed Draw Term Loan 3.0 Facility (as amended, the “DDTL 3.0 Facility”), which provided for a delayed draw term loan facility of up to $2.6 billion. The Company intends to use borrowings under the DDTL 3.0 Facility to fund the purchase and maintenance of certain equipment, hardware, infrastructure and other systems to be utilized by the Company in order to provide a strategic customer with certain services ordered by such strategic customer. The Company will pay interest at a rate per annum equal to daily compounded SOFR plus an applicable margin of 4.00%. The Company is required to pay an undrawn fee of 0.50% per annum on the average daily undrawn portion of the DDTL 3.0 Facility. The Company will commence repayments of the DDTL 3.0 Facility on the first monthly payment date on or after April 1, 2026. Any remaining unpaid principal is due on the term maturity date of August 21, 2030. The Company's DDTL 3.0 Facility requires the Company to maintain certain restricted cash balances based on a yearly schedule.
In July 2025, the Company closed a private placement of $1.8 billion aggregate principal amount of 9.00% senior notes due 2031 (the “2031 Senior Notes”). The Company intends to use the proceeds for general corporate purposes. The 2031 Senior Notes and related guarantees were offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons pursuant to Regulation S under the Securities Act.
In July 2025, the Company entered into additional financing agreements with an OEM. The financing agreements have an aggregate notional balance of $172 million. The financing arrangements have terms of three years. The Company granted a security interest for the financed equipment.
In August 2025, the Company entered into additional lease agreements, primarily for data centers and storage facilities, that have not yet commenced. The aggregate amount of estimated future undiscounted lease payments associated with such leases is $11.9 billion. These leases are expected to commence between 2025 and 2027 with estimated lease terms of ten years to 16 years.

Annex E
CoreWeave Consolidated Financial Statements

COREWEAVE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of CoreWeave, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of CoreWeave, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP

San Jose, California
March 3, 2025 (March 19, 2025 as to the effects of the stock split described in Note 1)
We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of CoreWeave, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements) of CoreWeave, Inc. (the Company). In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ RSM US LLP

We served as the Company’s auditor from 2022 through 2025.

Minneapolis, Minnesota
January 22, 2025, except for the effects of the stock split described in Note 1, as to which the date is March 19, 2025

COREWEAVE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2023	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$217,147	$1,361,083
Restricted cash and cash equivalents, current	42,940	37,394
Accounts receivable, net	165,379	416,526
Prepaid expenses and other current assets	76,526	101,246
Total current assets	501,992	1,916,249
Restricted cash and cash equivalents, non-current	219,988	637,356
Restricted marketable securities, non-current	171,734	29,308
Property and equipment, net	3,483,990	11,914,774
Operating lease right-of-use assets	461,966	2,589,547
Intangible assets, net	7,003	4,909
Goodwill	19,544	19,544
Other non-current assets(a)	110,758	720,912
Total assets	$4,976,975	$17,832,599
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	$455,563	$868,259
Accrued liabilities	77,782	355,821
Debt, current(a)	171,865	2,468,425
Deferred revenue, current	249,831	768,927
Operating lease liabilities, current	39,789	213,104
Finance lease liabilities, current	3,534	57,801
Other current liabilities(a)	97	230,244
Total current liabilities	998,461	4,962,581
Debt, non-current(a)	1,351,389	5,457,915
Derivative and warrant liabilities	527,047	200,089
Deferred revenue, non-current	1,754,873	3,294,977
Operating lease liabilities, non-current	432,653	2,388,912
Finance lease liabilities, non-current	510	34,120
Deferred tax liabilities, non-current	36,447	149,232
Other non-current liabilities	7,496	36,260
Total liabilities	5,108,876	16,524,086
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock(a)
Redeemable convertible preferred stock, $0.000005 par value per share, 176,646 and 206,169 shares authorized as of December 31, 2023 and 2024, respectively; 154,678 and 184,635 shares issued and outstanding as of December 31, 2023 and 2024, respectively	464,690	1,722,111
Stockholders’ deficit
Class A common stock, $0.000005 par value per share, 469,031 and 540,680 shares authorized as of December 31, 2023 and 2024, respectively; 208,003 and 121,277 shares issued as of December 31, 2023 and 2024, respectively; and 203,520 and 114,689 shares outstanding as of December 31, 2023 and 2024, respectively	1	1
Class B common stock, $0.000005 par value per share, no and 150,000 shares authorized as of December 31, 2023 and 2024, respectively; no and 118,198 shares issued and outstanding as of December 31, 2023 and 2024, respectively	—	0
Treasury stock, at cost, 4,483 and 6,588 shares as of December 31, 2023 and 2024, respectively	(32,054)	(33,524)
Additional paid-in capital	48,397	1,096,160
Accumulated other comprehensive loss	(148)	—
Accumulated deficit	(612,787)	(1,476,235)
Total stockholders’ deficit	(596,591)	(413,598)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$4,976,975	$17,832,599

(a)	Refer to Note 14—Related-Party Transactions for further information on related party arrangements.
The accompanying notes are an integral part of these consolidated financial statements.

COREWEAVE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,
	2022	2023	2024
Revenue	$15,830	$228,943	$1,915,426
Operating expenses:
Cost of revenue	12,122	68,780	493,350
Technology and infrastructure	18,106	131,855	960,685
Sales and marketing	2,481	12,917	18,389
General and administrative	6,001	29,842	118,644
Total operating expenses	38,710	243,394	1,591,068
Operating income (loss)	(22,880)	(14,451)	324,358
Loss on fair value adjustments	(2,884)	(533,952)	(755,929)
Interest expense, net(a)	(9,444)	(28,404)	(360,824)
Other income, net	192	18,760	48,194
Loss before provision for (benefit from) income taxes	(35,016)	(558,047)	(744,201)
Provision for (benefit from) income taxes	(4,150)	35,701	119,247
Net loss from continuing operations	$(30,866)	$(593,748)	$(863,448)
Net loss from discontinued operations, net of tax	$(189)	$—	$—
Net loss	$(31,055)	$(593,748)	$(863,448)
Net loss attributable to common stockholders, basic and diluted	$(31,055)	$(593,748)	$(937,765)
Net loss from continuing operations per share attributable to common stockholders, basic and diluted	$(0.17)	$(3.09)	$(4.30)
Net loss from discontinued operations per share attributable to common stockholders, basic and diluted	$0.00	$—	$—
Net loss per share attributable to common stockholders, basic and diluted	$(0.17)	$(3.09)	$(4.30)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	180,632	192,164	217,854

(a)	Refer to Note 14—Related-Party Transactions for further information on related party arrangements.
The accompanying notes are an integral part of these consolidated financial statements.

COREWEAVE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,
	2022	2023	2024
Net loss	$(31,055)	$(593,748)	$(863,448)
Other comprehensive income (loss):
Unrealized (loss) gain on available-for-sale marketable securities, net	(156)	8	148
Total comprehensive loss	$(31,211)	$(593,740)	$(863,300)

The accompanying notes are an integral part of these consolidated financial statements.

COREWEAVE, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	83,775	$5,290	180,000	$1	$—	$1,001	$—	$12,016	$13,018
Issuance of common stock warrants in connection with debt financing	—	—	—	—	—	6,027	—	—	6,027
Stock-based compensation expense	—	—	—	—	—	1,560	—	—	1,560
Unrealized loss on available-for-sale marketable securities	—	—	—	—	—	—	(156)	—	(156)
Net loss	—	—	—	—	—	—	—	(31,055)	(31,055)
Balance, December 31, 2022	83,775	$5,290	180,000	$1	$—	$8,588	$(156)	$(19,039)	$(10,606)
Conversion of convertible promissory notes to Series B-1 redeemable convertible preferred stock	12,485	5,006	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $0 million and Series B Tranche Liability of $10 million	75,496	410,465	—	—	—	—	—	—	—
Partial settlement of Series B tranche option	—	45,531	—	—	—	—	—	—	—
Conversion of redeemable convertible preferred stock to common stock for secondary offering	(17,078)	(1,842)	17,078	—	—	1,842	—	—	1,842
Issuance of common stock for private placement	—	—	4,483	—	—	14,837	—	—	14,837
Issuance of common stock for business combination	—	—	2,105	—	—	—	—	—	—
Exercise of stock options	—	—	4,337	—	—	1,669	—	—	1,669
Repurchase of common stock	—	—	(4,483)	—	(32,054)	—	—	—	(32,054)
Issuance of common stock warrants in connection with debt financing	—	—	—	—	—	3,959	—	—	3,959
Settlement of notes due from employees	—	240	—	—	—	132	—	—	132
Stock-based compensation expense	—	—	—	—	—	17,370	—	—	17,370
Other comprehensive income	—	—	—	—	—	—	8	—	8
Net loss	—	—	—	—	—	—	—	(593,748)	(593,748)
Balance, December 31, 2023	154,678	$464,690	203,520	$1	$(32,054)	$48,397	$(148)	$(612,787)	$(596,591)

The accompanying notes are an integral part of these consolidated financial statements.

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Issuance of Series B redeemable convertible preferred stock	4,483	25,000	—	—	—	—	—	—	—
Closing settlement of Series B tranche option	—	69,598	—	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $3 million	29,523	1,147,476	—	—	—	—	—	—	—
Series C redeemable convertible preferred stock accretion to redemption value	—	73	—	—	—	(73)	—	—	(73)
Cash dividend on Series C redeemable convertible preferred stock	—	—	—	—	—	(58,662)	—	—	(58,662)
Paid-in-kind dividend on Series C redeemable convertible preferred stock	—	15,582	—	—	—	(15,582)	—	—	(15,582)
Conversion of convertible notes to common stock	—	—	24,544	—	—	1,080,295	—	—	1,080,295
Exercise of stock options	—	—	2,879	—	—	2,890	—	—	2,890
Repurchase of common stock for business combination	—	—	(2,105)	—	—	—	—	—	—
Repurchases of common stock from an employee	—	—	—	—	(1,470)	—	—	—	(1,470)
Conversion of redeemable convertible preferred stock to common stock for secondary offering	(4,049)	(308)	4,049	—	—	308	—	—	308
Stock-based compensation expense	—	—	—	—	—	38,587	—	—	38,587
Other comprehensive income	—	—	—	—	—	—	148	—	148
Net loss	—	—	—	—	—	—	—	(863,448)	(863,448)
Balance, December 31, 2024	184,635	$1,722,111	232,887	$1	$(33,524)	$1,096,160	$—	$(1,476,235)	$(413,598)

The accompanying notes are an integral part of these consolidated financial statements.

COREWEAVE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net loss	$(31,055)	$(593,748)	$(863,448)
Net loss from discontinued operations, net of tax	(189)	—	—
Net loss from continuing operations	(30,866)	(593,748)	(863,448)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	11,695	103,210	863,413
Non-cash lease expense	16	20,404	122,748
Amortization of debt discounts and issuance costs	3,803	16,533	33,376
Loss on fair value adjustments	2,884	533,952	755,929
Stock-based compensation	1,490	15,154	31,487
Debt extinguishment loss	—	—	11,708
Deferred income taxes	(1,284)	35,816	112,785
Other non-cash reconciling items	—	632	3,286
Changes in operating assets and liabilities, net of effect of business acquisition:
Accounts receivable	(1,893)	(162,413)	(279,720)
Prepaid expenses and other current assets	(1,047)	(71,964)	(29,200)
Accounts payable and accrued expenses	1,404	26,807	510,568
Deferred revenue	9,354	1,986,304	2,049,068
Lease liabilities	—	(9,302)	(87,611)
Other non-current assets	87	(67,317)	(485,332)
Other liabilities	—	(1,418)	111
Net cash (used in) provided by continuing operations	(4,357)	1,832,650	2,749,168
Net cash provided by operating activities—discontinued operations	5,267	—	—
Net cash provided by operating activities	$910	$1,832,650	$2,749,168
Cash flows from investing activities:
Purchase of property and equipment, including capitalized internal-use software	(72,404)	(2,943,130)	(8,702,078)
Sale of available-for-sale marketable securities	7,000	5,689	2,470
Maturities of marketable securities	—	—	185,218
Purchase of restricted marketable securities	—	(171,734)	(34,053)
Purchase of strategic investments	—	(33,000)	(50,000)
Issuance of notes receivable	—	—	(59,615)
Other investing activities	(14,852)	(5,535)	—
Net cash used in investing activities by continuing operations	(80,256)	(3,147,710)	(8,658,058)
Net cash provided by investing activities—discontinued operations	1,073	—	—
Net cash used in investing activities	$(79,183)	$(3,147,710)	$(8,658,058)
Cash flows from financing activities:
Proceeds from issuance of debt	60,000	1,415,862	7,022,291
Proceeds from issuance of convertible debt	30,000	—	—
Repayments of debt	(3,055)	(2,180)	(588,555)
Payment of debt issuance costs	(1,651)	(12,053)	(3,786)
Issuance of redeemable convertible preferred stock, net of issuance costs	—	420,765	1,172,476

The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31,
	2022	2023	2024
Redeemable convertible preferred stock cash dividends paid	—	—	(57,745)
Proceeds from exercise of stock options	—	1,669	2,890
Common stock repurchased	—	(32,054)	(1,470)
Proceeds from issuance of common stock	—	14,837	—
Other financing activities	(3,840)	(19,095)	(81,453)
Net cash provided by financing activities	$81,454	$1,787,751	$7,464,648
Net increase in cash, cash equivalents, and restricted cash	$3,181	$472,691	$1,555,758
Cash, cash equivalents, and restricted cash—beginning of period	4,203	7,384	480,075
Cash, cash equivalents, and restricted cash—end of period	$7,384	$480,075	$2,035,833
Supplemental disclosures of cash flow information:
Cash paid for interest, net of capitalized amounts	$5,124	$105	$183,657
Cash paid for income taxes	$255	$214	$14,332
Non-cash investing and financing activities:
Capitalized interest	$—	$41,376	$31,714
Operating lease right-of-use assets acquired through lease liability	1,210	481,145	2,222,257
Right-of-use assets for lease modification and renewals	—	—	18,987
Finance lease right-of-use assets acquired through lease liability	14,622	—	141,916
Derivative liabilities from issuance of convertible notes	10,841	—	—
Accounts payable and accrued expenses related to property and equipment additions	—	482,330	892,632
Issuance of common stock in connection with conversion of convertible notes	—	—	1,080,295
Settlement of Series B tranche liability	—	45,531	69,598
Non-cash investments	—	—	10,133
Stock-based compensation capitalized as internal-use software	—	2,216	7,100
Deferred offering costs not yet paid	—	—	7,951
Reconciliation of cash, cash equivalents, and restricted cash to consolidated balance sheets:
Cash and cash equivalents	$7,384	$217,147	$1,361,083
Restricted cash and cash equivalents, current	—	42,940	37,394
Restricted cash and cash equivalents, non-current	—	219,988	637,356
Total cash, cash equivalents, and restricted cash	$7,384	$480,075	$2,035,833

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Overview and Summary of Significant Accounting Policies
Organization and Description of Business
CoreWeave, Inc., together with its subsidiaries (the “Company” or “CoreWeave”), was originally formed as a Delaware limited liability company in 2017 and then converted to a Delaware corporation in 2018. The Company is headquartered in Livingston, New Jersey. The Company is a modern cloud infrastructure technology company which offers the CoreWeave Cloud Platform that consists of proprietary software and cloud services that deliver the automation and efficiency needed to manage complex AI infrastructure at scale. Previously, the Company had Blockchain Mining and Management Services business which ceased operations in September 2022 and the Company is reporting this as discontinued operations in these consolidated financial statements. Refer to Note 16—Discontinued Operations for additional information.
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
The Company determines at inception of each arrangement whether an entity in which the Company has made an investment or in which the Company has other variable interests is considered a variable interest entity (“VIE”). Investments that are considered VIEs are evaluated to determine whether the Company is the primary beneficiary of the VIE, in which case it would be required to consolidate the entity. The Company evaluates whether it has (1) the power to direct the activities that most significantly impact the VIE’s economic performance, and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. If the Company is not the primary beneficiary of the VIE, the investment or other variable interest is accounted for in accordance with applicable U.S. GAAP.
In circumstances where an entity does not have the characteristics of a VIE, it would be considered a voting interest entity (“VOE”). The Company would consolidate a VOE when the Company has a majority equity interest and has control over significant operating, financial, and investing decisions of the entity.
Stock Split
On March 14, 2025, the Company effected a twenty-for-one stock split of its common stock and redeemable convertible preferred stock. All share and per share information has been retroactively adjusted to reflect the stock split for all periods presented.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates. Significant estimates include the fair value of financial assets and liabilities; useful lives assigned to property and equipment; the discount rates used for operating and finance leases; valuation of derivative and warrant liabilities; stock-based compensation, including the determination of the fair value of the Company’s common stock; and accounting for income taxes, including the valuation allowance on deferred tax assets and the measurement of uncertain tax positions. Assumptions are reviewed regularly to ensure they remain relevant and reasonable, particularly in areas of high subjectivity. The Company bases its estimates on historical experience and assumptions that management considers reasonable.
Foreign Currency
The reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s foreign subsidiaries is the U.S. dollar.
Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured to the functional currency at period-end exchange rates. Foreign currency transaction gains and losses resulting from remeasurement are recognized in other income, net in the consolidated statements of operations, and have not been material for any of the periods presented.

Concentration of Risk
The Company is subject to certain risks and uncertainties that could have a material adverse effect on its business, financial condition, results of operations, or cash flows primarily due to concentration of credit risk, significant customers, and supplier concentration.
Concentration of Credit Risk
Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, accounts receivable, and marketable securities. The Company maintains its cash, cash equivalents, restricted cash, and marketable securities with high-quality financial institutions mainly in the United States, where the composition and maturities of which are regularly monitored by the Company. The Company grants credit to its customers in the normal course of business, exposing it to credit risk in the event of nonrepayment by customers. The Company has not experienced any material losses in such accounts.
Significant Customers
The following customers accounted for 10% or more of the Company’s revenue for the years ended December 31, 2022, 2023, and 2024:

	Year Ended December 31,
	2022	2023	2024
Customer A	*	35%	62%
Customer B	*	21%	*
Customer C	*	17%	15%
Customer D	16%	*	*
Customer E	13%	*	*
Customer F	12%	*	*
Customer G	*	*	*

*	Customer did not represent 10% or more of revenue
Customer A, C, and G accounted for 15%, 13%, and 56% of accounts receivable, net, respectively, as of December 31, 2023. Customer A accounted for 66% of accounts receivable, net as of December 31, 2024.
Supplier Concentration
Certain materials and products used by the Company in its operations are available from a limited number of suppliers. Three suppliers accounted for 23%, 16%, and 10% of total purchases for the year ended December 31, 2022. Three suppliers accounted for 57%, 22%, and 11% of total purchases for the year ended December 31, 2023. Three suppliers accounted for 46%, 16%, and 14% of total purchases for the year ended December 31, 2024.
Cash, Cash Equivalents, Restricted Cash, and Restricted Cash Equivalents
Cash primarily consists of cash in banks and bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist of money market funds in the Company’s investment accounts maintained in financial institutions. The Company maintains cash balances in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.
The Company has restricted cash and cash equivalents that consist of bank deposits related to a collateralized loan facility and letters of credit. Restricted cash is classified as current and non-current assets based on the term of the remaining restriction.
Refer to Note 10—Debt for additional information on restricted cash.
Accounts Receivable and Allowance for Credit Losses
Accounts receivable primarily consist of amounts billed that are currently due from customers. Accounts receivable are recorded at the invoiced amount, net of an allowance for credit losses. The Company’s accounts receivable balances are subject to collection risk and the Company regularly assesses the collectability of outstanding accounts receivable on an ongoing basis and maintains an allowance for credit losses for accounts receivable deemed uncollectible. The allowance for credit losses reflects the best estimate of probable losses in the accounts receivable balance. The Company determines the allowance based on known troubled accounts; historical experience; current and anticipated macroeconomic conditions that could impact the Company’s customers, such as unemployment, inflation, and regulation matters; and other currently available information. The Company’s allowance for expected credit losses was not material as of December 31, 2023 and 2024. Additions to and write-offs against the allowance for expected credit losses were not material for the years ended December 31, 2022, 2023, and 2024.
Notes Receivable
Notes receivable are related to the DCSP Financing Arrangements (as defined in Note 10—Debt) and reported at the outstanding principal value plus accrued and unpaid interest. An allowance for credit losses on notes receivable is established when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. The Company considers certain factors, including the credit risk and financial condition of the borrower, the borrower’s ability to pay current obligations, historical trends, and macroeconomic conditions. The Company evaluates the extent and impact of any credit deterioration that could affect the performance and the value of the assets, as well as the financial and operating capability of the borrower. As of December 31, 2024, the Company determined the carrying amount of the notes receivable to be fully collectible. The Company did not have any outstanding notes receivable as of December 31, 2023.
The Company’s note receivable meets the criteria for right of setoff under the DCSP Financing Arrangements. The Company will recognize interest income under certain conditions due to the setoff nature of the DCSP Financing Arrangements.
Fair Value Measurements
The Company measures certain financial assets and liabilities at fair value on a recurring basis. Fair value is determined based on assumptions that market participants would use in pricing an asset or liability at the measurement date. The Company maximizes the use of observable inputs when available and minimizes the use of unobservable inputs when determining fair value.
The Company’s financial instruments include cash, cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable, accrued liabilities, derivatives, warrant liabilities, and Series B tranche liabilities. Cash, restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Cash equivalents, restricted marketable securities, derivatives, and warrant liabilities are stated at fair value on a recurring basis. Adjustments to the fair value of certain financial liabilities, such as derivative, warrant, and Series B tranche liabilities, are recorded as fair value adjustments within the consolidated statements of operations.
Marketable Securities
Marketable securities consist of certificates of deposit and marketable debt securities that the Company has classified and accounted for as available for sale. The Company determines the appropriate classification of its investments in these securities at the time of purchase and reevaluates such designation at each consolidated balance sheet date. After consideration of its risk versus reward objectives, as well as its liquidity requirements, the Company may sell these debt securities prior to their effective maturities.
The Company classifies its investments with maturities within 12 months as current within other current assets on the consolidated balance sheets. The Company classifies its investments with maturities beyond 12 months as non-current within restricted marketable securities, non-current on the consolidated balance sheets.
The Company carries these securities at fair value and reports the unrealized gains and losses, net of taxes, as a component of stockholders’ deficit, except for changes in allowance for expected credit losses, which are recorded in other income, net, within the consolidated statements of operations.
The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in other income, net, within the consolidated statements of operations. If neither of these criteria are met, the Company determines whether a credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.
Strategic Investments
The Company holds strategic investments in the form of privately held equity securities to support its business and strategic objectives in which the Company does not have a controlling interest. Privately held equity securities that do not have a readily determinable fair value and for which the Company does not have a controlling financial interest or exercise significant influence are measured at cost, with subsequent adjustments for observable price changes or impairments. These adjustments are recognized through other income, net, in the Company’s statements of operations. The Company periodically reviews these investments for impairment. If indicators of impairment exist, the Company evaluates the investment for write-down to fair value. There were no subsequent adjustments for observable price changes or impairments for the periods presented.
The Company reports the strategic investments in other non-current assets on the consolidated balance sheets. As of December 31, 2023 and 2024, the carrying value of the Company’s strategic investments was $42 million and $102 million, respectively.
Property and Equipment, Net
Property and equipment, net is stated at historical cost less accumulated depreciation and amortization. Construction in progress is related to the construction or development of property and equipment that has not yet been placed into service for its intended use. Depreciation and amortization are calculated utilizing the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs that do not extend the lives of the respective assets are expensed as incurred. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.
Effective January 1, 2023, the Company changed its estimate of the useful life for its computing equipment utilized in data centers from five to six years, reflecting continuous advancements in hardware performance, software optimization, and data center design improvements. The effects of this change in estimate for the year ended December 31, 2023 on computing equipment that was included in property and equipment, net on the consolidated balance sheets as of December 31, 2023 was a reduction in total expenses of $20 million. The per share impact of the change in estimate was a $0.10 increase for the year ended December 31, 2023.
The estimated useful lives of the Company’s property and equipment are as follows:

Technology equipment	6 years
Software	3-6 years
Data center equipment	8-12 years
Furniture, fixtures, and other assets	3-5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Capitalized Interest Costs
The Company capitalizes certain interest costs associated with the construction of data centers and purchases of related technology equipment during the period in which expenditures have been made and activities are in progress to prepare the assets for their intended use. The interest cost incurred in the construction of the data centers is considered a part of the assets’ historical cost and are depreciated over the estimated useful lives of the underlying assets.
Capitalized Internal-Use Software
The Company capitalizes costs incurred to develop or modify software solely for the Company’s internal use, including hosted applications used to deliver the Company’s support services, and certain implementation costs incurred in a hosting arrangement that is a service contract. This capitalization occurs when the preliminary project stage is complete, management, with the relevant authority, authorizes and commits to the funding of the software project, and it is probable the project will be completed and used to perform the intended function. Capitalized costs primarily consist of salaries and payroll-related costs for employees directly involved in development efforts. Costs incurred during the preliminary project stage and during the post-implementation operational stage, including maintenance costs, are expensed as incurred. Costs incurred for software upgrades are capitalized if they result in additional functionalities or substantial enhancements. Capitalized software development costs are included in property and equipment, net on the consolidated balance sheets, are amortized on a straight-line basis over the software’s estimated useful life, which is between three and six years, and amortization is recorded in technology and infrastructure within the consolidated statements of operations. The Company capitalized $1 million, $12 million, and $27 million of qualifying software development costs during the years ended December 31, 2022, 2023, and 2024, respectively.
Asset Retirement Obligations
An asset retirement obligation represents a legal obligation associated with the retirement of a tangible long-lived asset that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Company recognizes asset retirement obligations in the period in which they are placed in service, if a reasonable estimate of fair value can be made. The asset retirement obligation is subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized in equipment and depreciated over their useful lives. The Company’s asset retirement obligations relate to the future removal of certain equipment related to its data center fit outs.
Deferred Offering Costs
Deferred offering costs consist primarily of accounting, legal, and other fees directly related to the Company’s proposed initial public offering (“IPO”). These costs are capitalized as other non-current assets on the consolidated balance sheets until the offering is completed. The deferred offering costs will be reclassified to stockholders’ deficit and recorded against the proceeds from the offering upon the consummation of an IPO. In the event the offering is aborted, deferred offering costs will be expensed. The Company did not capitalize any deferred offering costs as of December 31, 2023, and capitalized $10 million of deferred offering costs as of December 31, 2024.
Business Combinations
When the Company acquires a business, the purchase price is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users and acquired technology from a market participant perspective, useful lives and discount rates, and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Company’s consolidated statements of operations. The Company includes the results of operations of the business that it acquires as of the acquisition date. Acquisition-related expenses are expensed as incurred and are typically included in general and administrative expenses in the consolidated statements of operations.
Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price consideration over the estimated fair value of the tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is evaluated for impairment annually on December 1 for the Company’s single reporting unit, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Goodwill impairment is recognized when the quantitative assessment results in the carrying value exceeding the fair value; in which case, an impairment charge is recorded to the extent the carrying value exceeds the fair value.

The Company’s definite-lived intangible assets are carried at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The Company estimates the useful life by estimating the expected period of economic benefit. The estimated useful lives for each class of intangible assets are as follows:

Acquired technologies	3 years
Customer relationships	13 years
Trade names	5 years

Amortization of intangible assets is recognized in the consolidated statements of operations based on the function of the related asset. Specifically, amortization is allocated to cost of revenue, technology and infrastructure, or sales and marketing, depending on the use of the underlying intangible asset.
Impairment of Long-Lived Assets
The Company reviews long-lived assets, including property and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The recoverability of the long-lived assets is assessed by comparing the undiscounted future cash flows expected to be generated by the asset to its carrying value.
If the carrying amount of a long-lived asset exceeds the expected undiscounted cash flows, an impairment loss is recognized in an amount equal to the excess of the asset’s carrying value over its fair value. Fair value is determined using valuation techniques such as discounted cash flow models, market comparisons, and, where applicable, independent third-party appraisals.
For the years ended December 31, 2022, 2023, and 2024, no material impairment charges were recorded.
Leases
The Company has lease agreements primarily for data centers, office buildings, storage spaces and equipment. The Company accounts for leases in accordance with Accounting Standards Codification (“ASC”) 842, Leases (Topic 842). The Company determines if an arrangement meets the definition of a lease at the inception and leases are classified at commencement as either operating or finance leases.
Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. ROU assets are measured based on the discounted present value of the remaining lease payments, initial direct costs incurred, and prepaid lease payments, excluding lease incentives received prior to lease commencement. Lease liabilities are measured based on the discounted present value of the remaining lease payments at commencement date. As most of the leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the estimated interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset was located.
Many of the Company’s leases include renewal options, and termination options that are factored into the determination of lease payments when it is reasonably certain that the Company would exercise that option. When assessing the reasonableness of exercising lease renewal options, the Company takes into account all relevant facts and circumstances that contribute to the economic benefits associated with exercising the lease renewal options, which includes the expected changes in facts and circumstances between the commencement of the lease term and the exercise date of the options. Payments under the Company’s lease agreements are primarily fixed; however, certain lease agreements contain variable payments, which generally relate to costs associated with common area maintenance, utilities reimbursed to the landlord, and physical security expenses within certain lease agreements. These are not included in operating or finance lease cost and are expensed as incurred. The interest component of a finance lease is included in interest expense and recognized using the effective interest method over the lease term.
The Company made an accounting policy election for lease agreements with a term of 12 months or less and does not recognize ROU assets and lease liabilities in respect of those agreements. Any payments related to short-term leases are expensed as incurred. The Company has currently elected the practical expedient to not separate lease and nonlease components across all asset classes. Operating lease expense is recognized on a straight-line basis within total operating expenses in the consolidated statements of operations over the lease term. Amortization expense of finance lease ROU assets is recognized on a straight-line basis over the lease term and the interest component of a finance lease is recognized utilizing the effective interest method over the lease term and included in interest expense, net in the consolidated statements of operations. The Company currently does not have any lease arrangements with residual value guarantees.
Derivative Financial Instruments
The Company does not enter into derivatives for trading or speculative purposes. However, certain debt and equity financing transactions are derivatives in their entirety or include embedded features that are bifurcated and accounted for as embedded derivatives. Refer to Note 10—Debt for additional information about derivatives associated with financing transactions.
Additionally, in 2023 and 2024, the Company entered into power purchase agreements (“PPAs”) to secure power capacity for existing, under construction, and planned data center builds. These agreements are specifically designed to support the Company in managing its energy needs as it encounters rapidly increasing energy demands. Agreements that do not meet a scope exception, contain a notional amount and are for delivery of electricity in markets where notional amounts are readily convertible to cash are classified as derivative instruments.
The PPAs which meet the definition of a derivative are measured at fair value using a discounted cash flow model. Significant assumptions in the model include forward energy prices and discount rates. The Company reassesses the fair value of the PPAs at each reporting period, and any changes in value are recorded within the consolidated statements of operations. While the Company considered the normal purchases and normal sales scope exception to derivative accounting, the PPAs do not qualify for this exception, as the contracts allow for, and the Company has a practice of net settlement in the event of consumption shortfalls relative to the contracted quantities. As such, the Company recognizes these PPAs as derivatives and applies mark-to-market accounting for them and did not elect hedge accounting.
Derivative assets and liabilities, including those related to the PPAs, are classified as either current or non-current based on the timing of expected cash flows. The non-current position is included in other non-current assets and derivative and warrant liabilities on the consolidated balance sheets. Cash flows from the PPAs are classified as operating activities reflecting their use to secure and hedge energy needs in operations. The Company applies Level 3 valuation techniques, including discounted cash flow models, to determine fair value due to the significant unobservable inputs. Refer to Note 3 – Fair Value Measurements below for additional information.
Revenue Recognition
The Company accounts for revenue in accordance with ASC 606, Revenue From Contracts with Customers. Revenue is recognized when services are delivered. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for services. The Company determines revenue recognition by applying the following five steps:
1.	Identification of the contract, or contracts, with the customer
2.	Identification of the performance obligations in the contract
3.	Determination of the transaction price
4.	Allocation of the transaction price to the performance obligations in the contract
5.	Recognition of the revenue when, or as, a performance obligation is satisfied
The Company generates revenue by providing cloud computing services for customers in several verticals, such as artificial intelligence, machine learning, visual effects rendering, platforms, pixel streaming, and batch processing. These services are offered both on a committed contract and on-demand basis. Customers do not take possession of software or hardware used to provide the services.
Committed Contracts—These service arrangements provide customers with access to cloud computing capacity across the Company’s various data centers over a specified duration. Revenue is recognized ratably over the contract period. The initial contract period generally ranges from two to five years. The terms of these contracts are typically structured as “take-or-pay” agreements, requiring payment regardless of the level of utilization. Additionally, customers under committed contracts typically make a prepayment that is recorded as deferred revenue and consumed based on the terms of the contract.

On-Demand—These service arrangements provide customers with access to the Company’s cloud computing capacity on a consumption basis, with billing occurring monthly in arrears based on actual hourly usage of compute, storage, and other services. Revenue is recognized as the services are consumed.
Customers may also prepay for on-demand services. The prepayments are initially recorded as deferred revenue and recognized as the cloud computing services are transferred to the customer. Prepayments are typically consumed within a few months.
The Company’s contracts with customers may contain multiple promised services. To the extent a customer contract includes multiple promised services, the Company determines whether promised services should be accounted for as a separate performance obligation. The Company allocates revenue to each performance obligation based on its relative stand-alone selling price (“SSP”). The SSP reflects the price the Company would charge for a specific service if it were sold separately in similar circumstances and to similar customers. When determining the SSP, the Company maximizes the use of observable inputs.
The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers (e.g., sales tax and other indirect taxes), which are subsequently remitted to governmental entities. The Company generally does not offer a right of refund in its contracts other than for cases of the Company’s uncured material breach of the agreement, bankruptcy or insolvency.
Contract Balances
Contract assets represent the Company’s rights to consideration in exchange for cloud computing services that the Company has transferred to a customer but where the right to consideration is conditional on something other than the passage of time. In some arrangements, a right to consideration for the Company’s performance under the customer contract may occur before invoicing the customer, resulting in an unbilled accounts receivable. These unbilled accounts receivable represent amounts earned but not yet invoiced and are recognized in accordance with the performance obligations satisfied. Such amounts have been immaterial for the periods presented.
Contract liabilities consist of deferred revenue. Revenue is deferred when the Company invoices in advance of performance under a contract. The current portion of the deferred revenue balance will be recognized as revenue during the 12-month period after the consolidated balance sheet date. The non-current portion of the deferred revenue balance will be recognized as revenue following the 12-month period after the consolidated balance sheet date.
Remaining performance obligations (“RPO”) represent the aggregate amount of the transaction price, net of estimated variable consideration, allocated to performance obligations not delivered, or partially undelivered, as of the end of the reporting period. Variable consideration consists of potential reductions to the transaction price in the future related to estimates of future potential credits to customers under availability of service agreements and amounts that may not be recognized to revenue due to delivery delays. The Company’s estimate of such variable consideration is based on both historical experience and the specific facts and circumstances of the committed contracts included in the Company’s RPO. RPO includes both billed and unbilled consideration from the Company’s committed contracts.
Costs to Obtain a Contract
The Company capitalizes sales commissions and associated payroll taxes paid to sales personnel that are incremental to the acquisition of customer contracts. The Company determines whether costs should be deferred based on its sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract. Total capitalized costs to obtain a contract are immaterial during the periods presented and are included in other non-current assets on the consolidated balance sheets.
Cost of Revenue
Cost of revenue primarily consists of direct costs for data centers, including costs associated with the Company’s facilities, such as rent, utilities including power, personnel costs for employees involved in data center operations and customer success, including salaries, bonuses, benefits, stock-based compensation expense and other related expenses, and depreciation and amortization, including depreciation of power installation and distribution systems.
The Company operates data centers across the country and has co-location service agreements with several well-established data center vendors. These agreements generally commit the Company to pay monthly fees plus additional fees for bandwidth usage above the committed level. Certain co-location agreements do not meet the definition of a lease and are expensed under cost of revenue. However, those that do meet the definition of a lease are recognized as operating lease ROU assets and operating lease liabilities and are amortized over the lease term.
Technology and Infrastructure
Technology and infrastructure expense consists of costs associated with the Company’s infrastructure, such as depreciation and amortization related to the Company’s servers, switches, networking equipment and internally developed software, personnel costs for employees associated with research and development of new and existing products and services or with maintaining the Company’s computing infrastructure, such as salaries, bonuses, benefits, stock-based compensation expense, travel expenses, and other related expenses; and costs related to software subscriptions. The Company’s technology and infrastructure efforts are dedicated towards developing new services, improving the Company’s existing infrastructure, adding new features, bringing the latest compute technology to market and improving the accessibility of the Company’s services. Research and development costs were $5 million, $21 million, and $56 million for the years ended December 31, 2022, 2023, and 2024, respectively.
Sales and Marketing
Sales and marketing expense consists of personnel costs associated with selling and marketing the Company’s CoreWeave Cloud Platform, such as salaries, stock-based compensation expense, commissions, bonuses, and other related expenses, third-party professional services costs, and advertising costs associated with marketing programs. Advertising costs, which are expensed as incurred are also included in sales and marketing expenses in the consolidated statements of operations. Advertising expense was immaterial for all periods presented.
General and Administrative
General and administrative expense consists of costs associated with corporate functions including the Company’s finance, legal, human resources, and facilities. These costs include personnel costs, such as salaries, bonuses, benefits, stock-based compensation expense and other related expenses, third-party professional services costs, such as legal, accounting, and audit services, corporate facilities, depreciation for equipment, furniture, and fixtures, and other costs necessary to operate the Company’s corporate functions, including expenses for non-income taxes, insurance, and office rental.
Stock-Based Compensation
Stock-based compensation expense related to stock-based awards is recognized based on the fair value of the awards granted. The fair value of each stock option award is estimated on the grant date utilizing the Black-Scholes option-pricing model. The related stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including the awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur.
The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the stock option, the expected volatility of the price of the Company’s common stock, risk-free interest rates, and the expected dividend yield of common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.
The Company has also granted to employees restricted stock units (“RSU”), that vest upon the satisfaction of service-based and performance-based vesting conditions. The fair value of each RSU award is based on the fair value of the underlying common stock as of the grant date. The service-based vesting condition has varying terms, but is generally satisfied over four years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) an acquisition of the Company or (ii) the effective date of a registration statement of the Company filed for the IPO of the Company’s common stock. As of December 31, 2024, all RSU awards outstanding were subject to a performance-based vesting condition, and such performance-based vesting condition was not probable of being satisfied as a liquidation event such as a change in control or an IPO is not considered probable until it occurs. As a result, no stock-based compensation expense related to these RSU awards has been recorded to date.
Employee Benefit Plan
The Company has a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) Plan are discretionary.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company evaluates the likelihood of realizing deferred tax assets based on projections of future taxable income and considers a valuation allowance if it is more likely than not that some or all deferred tax assets may not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considers all available evidence for each jurisdiction, including past operating results, estimates of future taxable income, and the feasibility of ongoing tax-planning strategies. This evaluation is updated quarterly to reflect new information and trends that may affect the realization of tax benefits. In the event the Company determines that all, or part, of the net deferred tax assets are not realizable in the future, it will make an adjustment in the valuation allowance that will be charged to earnings in the period in which such a determination is made.
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes interest and penalties related to uncertain income tax benefits as a component of the provision (benefit) for income taxes in the consolidated statements of operations. The Company’s effective tax rates will vary depending on the amount of nondeductible items such as fair value adjustments, changes in the valuation of deferred tax assets and liabilities, use of tax credits, the relative proportion of foreign to domestic income, and changes in tax laws.
Net Loss per Share Attributable to Common Stockholders
The Company computes net loss per share utilizing the two-class method required for participating securities. The two-class method determines net loss per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed income. The rights, including the liquidation and dividend rights, of the holders of the Company’s Class A common stock and Class B common stock are identical, except with respect to voting. As a result, the basic and diluted net loss per share of Class A common stock and Class B common stock are the same and therefore presented on a combined basis. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. The Company considers its redeemable convertible preferred stock, non-recourse notes to purchase common and preferred stock, and regular warrants to be participating securities as the holders of these securities are contractually entitled to participate in income but not contractually required to participate in losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.
The Company’s basic net loss per share attributable to common stockholders is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common stock outstanding for the period, without consideration of potentially dilutive securities. The diluted net loss per share attributable to common stockholders is calculated by giving effect to all potentially dilutive securities outstanding for the period utilizing the treasury stock method or the if-converted method based on the nature of such securities. Potential shares of common stock that are issuable for little or no consideration are included in the calculation of basic and diluted net loss per share attributable to common stockholders once they become exercisable. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are antidilutive.

Segment Information
The Company’s chief operating decision maker, the chief executive officer, reviews discrete financial information presented on a consolidated basis for purposes of regularly making operating decisions, allocation of resources, and assessing financial performance. The Company operates its business in one operating segment and, therefore, has one reportable segment.
The CODM uses consolidated net loss to measure segment profit or loss in order to identify underlying trends in the performance of the business for purposes of allocating resources and evaluating financial performance. The Company’s objective in making resource allocation decisions is to optimize the consolidated financial results. Significant segment expenses that the CODM reviews and utilizes to manage the Company’s operations are cost of revenue, technology and infrastructure, sales and marketing, and general and administrative expenses at the consolidated level, which are presented in the Company’s consolidated statements of operations. Other segment items included in consolidated net loss include loss on fair value adjustments, interest expense, net, other income, net, provision for (benefit from) income taxes, and loss from discontinued operations, net of tax, which are presented in the Company’s consolidated statements of operations.
Recent Accounting Pronouncements Adopted
As an emerging growth company (“EGC”), the Jumpstart Our Business Startups Act (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The JOBS Act does not preclude an EGC from early adopting new or revised accounting standards codification. The Company has elected to use extended transition periods permissible under the JOBS Act, while also early adopting certain accounting pronouncements. The adoption dates discussed below reflect these elections.
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires organizations to measure all expected credit losses for financial instruments held at the reporting date. Also, in April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, to clarify the inclusion of recoveries of trade receivables previously written off when estimating an allowance for credit losses. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date for certain companies. This guidance is effective for annual periods beginning after December 15, 2022, and for interim periods within the fiscal years, with early adoption permitted. Upon adoption, the guidance should be applied prospectively. The Company adopted this guidance effective on January 1, 2023, without a material impact on its consolidated financial statements.
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. ASU No. 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock and enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings per share guidance. This guidance is effective for the annual periods beginning after December 15, 2023, and for interim periods within the fiscal years, with early adoption permitted. Upon adoption, the guidance should be applied retrospectively. The Company adopted this guidance effective on January 1, 2023, without a material impact on its consolidated financial statements.
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires additional segment-related disclosures on an annual and interim basis, to enable investors in developing more informed and actionable analyses. This guidance is effective for the annual periods beginning after December 15, 2023, and for interim periods beginning after December 15, 2024 with early adoption permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the consolidated financial statements. The Company adopted this guidance effective on January 1, 2024, without a material impact on its consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the effective tax rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures, on an annual and interim basis, about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the consolidated statements of operations. This guidance as further clarified through ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) will be effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Upon adoption, the guidance can be applied either prospectively or retrospectively. The Company is currently evaluating the impact this amended guidance may have on its consolidated financial statements.
2. Revenue
Disaggregation of Revenue
The Company primarily generates its revenue through providing cloud computing services, which include both committed contracts and on-demand services. Revenue recognized related to customer commitments, including revenue from delivering capacity prior to commitment start dates, represented 20%, 88%, and 96% of total revenue for the years ended December 31, 2022, 2023, and 2024, respectively.
Deferred Revenue
Deferred revenue, including current and non-current balances as of December 31, 2023 and 2024, was $2.0 billion and $4.1 billion, respectively. For the years ended December 31, 2022, 2023, and 2024, revenue recognized from deferred revenue at the beginning of the period was $0 million, $4 million, and $225 million, respectively. The increase in deferred revenue balances as of December 31, 2024 as compared to December 31, 2023 is attributed to the growth in revenue from committed contracts, which typically provide for certain prepayments at contract inception.
Remaining Performance Obligations
As of December 31, 2023, the Company had $9.9 billion of unsatisfied RPO, of which 41% is expected to be recognized over the initial 24 months ending December 31, 2025, 40% between months 25 and 48, and the remaining balance recognized between months 49 and 72.
As of December 31, 2024, the Company had $15.1 billion of unsatisfied RPO, of which 54% is expected to be recognized over the initial 24 months ending December 31, 2026, 42% between months 25 and 48, and the remaining balance recognized between months 49 and 72.
3. Fair Value Measurements
The Company measures certain financial assets and liabilities at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement, which establishes a framework for measuring fair value and a fair value hierarchy based on the observability of inputs. This hierarchy prioritizes the use of observable inputs and minimizes the use of unobservable inputs when determining fair value as follows:
Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities.
Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3—Unobservable inputs that are supported by little or no market activity, which require management judgment or estimation.

The following tables presents the hierarchy fair value as of the end of each reporting period (in thousands):

	Fair Value Hierarchy	December 31, 2023	December 31, 2024
Financial assets:
Cash and cash equivalents
Money market funds	Level 1	$87,258	$2,411
Restricted cash and cash equivalents, current
Money market funds	Level 1	42,940	24,185
Prepaid expenses and other current assets
Available-for-sale marketable securities	Level 2	2,368	—
Restricted cash and cash equivalents, non-current
Money market funds	Level 1	206,846	56,250
Restricted marketable securities, non-current
Certificates of deposit	Level 2	171,734	29,308
Other non-current assets
Power purchase agreements	Level 3	1,459	2,562
Total financial assets		$512,605	$114,716
Financial liabilities:
Derivative and warrant liabilities
Bifurcated embedded derivative liabilities	Level 3	$386,469	$—
Warrant liabilities	Level 3	70,930	199,645
Series B tranche liability	Level 3	69,648	—
Power purchase agreements	Level 3	—	444
Total financial liabilities		$527,047	$200,089

The following tables present information about the Company’s financial assets that are measured at fair value on a recurring basis as of the end of each reporting period (in thousands):

	December 31, 2023
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Financial assets:
Cash and cash equivalents
Money market funds	$87,258	$—	$—	$87,258
Restricted cash and cash equivalents, current
Money market funds	42,940	—	—	42,940
Prepaid expenses and other current assets
Available-for-sale marketable securities	2,354	14	—	2,368
Restricted cash and cash equivalents, non-current
Money market funds	206,846	—	—	206,846
Restricted marketable securities, non-current
Certificates of deposit	171,734	—	—	171,734
Total	$511,132	$14	$—	$511,146

	December 31, 2024
	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Financial assets:
Cash and cash equivalents
Money market funds	$2,411	$—	$—	$2,411
Restricted cash and cash equivalents, current
Money market funds	24,185	—	—	24,185
Restricted cash and cash equivalents, non-current
Money market funds	56,250	—	—	56,250
Restricted marketable securities, non-current
Certificates of deposit	29,308	—	—	29,308
Total	$112,154	$—	$—	$112,154

The following is a summary of the valuation techniques and key inputs used in the valuation of instruments of Level 3 fair value measurements as of the end of each reporting period.
The Company’s valuation of the warrant liabilities utilized the Black-Scholes option-pricing model that relied on the following significant inputs:

	December 31, 2023	December 31, 2024
Stock price	$18	$48
Volatility	55%	60%
Risk-free rate	4%	4%
Dividend yield	0%	0%

The Company’s valuation of the embedded derivative liabilities utilized the binomial lattice model that relied on the following significant inputs:

December 31, 2023
Stock price	$18
Volatility	40%
Risk-free rate	4%
Lattice or Monte Carlo model projection period (years)	2

As discussed in Note 10—Debt, the 2021 Convertible Notes were converted into common stock on September 17, 2024. The following table is a summary of the significant unobservable inputs to value the embedded derivative liability immediately before conversion:

September 17, 2024
Stock price	$44
Discount rate	12%

The Company’s valuation of the Series B tranche liability utilized the Black-Scholes option-pricing model that relied on the following significant inputs:

December 31, 2023
Series B stock price	$21
Volatility	21%
Risk-free rate	5%

The following table presents a summary of the changes in the fair value of the Company’s Level 3 financial instruments (in thousands):

	Power Purchase Agreements – Asset	Warrant Liabilities	Bifurcated Embedded Derivative Liabilities	Power Purchase Agreements – Liability	Series B Tranche Liability
Balance at January 1, 2023	$—	$3,887	$4,901	$—	$—
Additions	1,040	1,716	20,829	—	10,300
Adjustment to fair value	419	68,334	360,739	—	104,879
Settlements	—	(3,007)	—	—	(45,531)
Balance at December 31, 2023	1,459	70,930	386,469	—	69,648
Additions	—	—	—	770	—
Adjustment to fair value	1,103	128,715	627,263	(326)	(49)
Settlements	—	—	(1,013,732)	—	(69,599)
Balance at December 31, 2024	$2,562	$199,645	$—	$444	$—

DCSP Financing Arrangements
As discussed in the Note 10—Debt, the Company has a Note Receivable outstanding as of December 31, 2024, related to the DCSP Financing Arrangements. The Company determined that the fair value of the Note Receivable approximates the carrying value.
Available-For-Sale Marketable Securities
The following table summarizes the estimated fair value of investments in available-for-sale marketable debt securities by effective contractual maturity dates (in thousands):

December 31, 2023
Due in one year or less	$—
Due over one year	2,368
Total available-for-sale marketable securities	$2,368

For short-term investments with an unrealized loss as of December 31, 2023, the unrealized losses were not due to credit-related factors. As of December 31, 2023, the Company did not intend to sell these short-term investments, and it was more likely than not that the Company would hold these short-term investments until maturity or a recovery of the cost basis. Therefore, no allowance for expected credit losses was recorded as of December 31, 2023. In November 2024, the Company sold all of its available-for-sale marketable debt securities. As a result, the Company reclassified an immaterial amount to other income, net in the consolidated statements of operations that was previously recorded in accumulated other comprehensive income (loss).
4. Business Combination
On January 1, 2023, the Company acquired 100% of the equity of Conductor Technologies, Inc. (“Conductor”), a company that develops cloud-based task management services designed to simplify access to cloud resources at scale. This acquisition aligns with the Company’s strategy to expand its cloud capabilities and strengthen its presence in the media and entertainment sector. The Company expects growth opportunities through further investment in product capabilities, among other factors. The purchase consideration for the Conductor acquisition was $27 million, which consisted of cash consideration of $17 million and equity consideration of $10 million in the form of a liability to issue shares. In May 2024, the Company exercised its call option to settle the liability in cash.

The allocation of purchase consideration to the assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition date is as follows (in thousands):

Amount
Identifiable assets	$8,802
Total liabilities assumed	(1,023)
Net assets acquired	7,779
Goodwill recognized	19,447
Total purchase price	$27,226

For the year ended December 31, 2023, the results of operations for Conductor and acquisition-related costs were not material to the Company’s consolidated statement of operations. Additionally, the pro forma results of operations reflecting the acquisition of Conductor are not presented as the impact on the consolidated financial results would not have been material.
5. Property and Equipment, Net
Property and equipment, net, consisted of the following (in thousands):

	December 31, 2023	December 31, 2024
Technology equipment	$1,298,127	$9,146,575
Software	14,937	139,508
Data center equipment and leasehold improvements	29,332	384,372
Furniture, fixtures, and other assets	1,717	8,684
Construction in progress	2,256,673	3,200,866
Total property and equipment	3,600,786	12,880,005
Less: accumulated depreciation and amortization	(116,796)	(965,231)
Total property and equipment, net	$3,483,990	$11,914,774

Depreciation and amortization on property and equipment was $12 million, $101 million, and $861 million for the years ended December 31, 2022, 2023, and 2024, respectively.
As discussed in Note 1—Overview and Summary of Significant Accounting Policies, the Company capitalizes interest associated with the construction of data centers and purchases of related technology equipment. There was $0 million, $41 million, and $159 million of interest capitalized during the years ended December 31, 2022, 2023, and 2024, respectively.
Asset Retirement Obligations
The following is a summary of activity relating to the liability for asset retirement obligations, included in other non-current liabilities on the consolidated balance sheets, which the Company expects to incur primarily in connection with the expected removal of certain equipment related to its data center fit outs (in thousands):

	December 31, 2023	December 31, 2024
Beginning balance	$—	$7,496
Additions	7,254	26,293
Accretion expense	242	2,364
Ending balance	$7,496	$36,153

6. Goodwill and Intangible Assets
Goodwill
The following table summarizes the changes to goodwill (in thousands):

Amount
Balance at January 1, 2023	$97
Addition from the acquisition of Conductor	19,447
Balance at December 31, 2023 and 2024	$19,544

There were no impairment charges recorded to goodwill for any of the periods presented.
Intangible Assets, Net
Intangible assets, net consisted of the following (in thousands):

	December 31, 2023			December 31, 2024
	Acquired Intangibles, Gross	Accumulated Amortization	Acquired Intangibles, Net	Acquired Intangibles, Gross	Accumulated Amortization	Acquired Intangibles, Net
Acquired technologies	$5,453	$(1,600)	$3,853	$5,453	$(3,611)	$1,842
Other(1)	3,897	(747)	3,150	3,897	(830)	3,067
Total	$9,350	$(2,347)	$7,003	$9,350	$(4,441)	$4,909

(1)	Included in Other are customer relationships and trade names.
Amortization expenses for intangible assets were $0 million, $2 million, and $2 million for the years ended December 31, 2022, 2023, and 2024, respectively.
As of December 31, 2024, the expected future amortization expense related to intangible assets was as follows (in thousands):

Years Ending December 31,	Amount
2025	$2,058
2026	441
2027	427
2028	261
2029	246
Thereafter	1,476
Total expected future amortization expense	$4,909

7. Consolidated Balance Sheets Components
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31, 2023	December 31, 2024
Prepaid expenses	$54,338	$67,393
Tax receivables	17,647	9,145
Available-for-sale marketable securities	2,368	—
Other current assets	2,173	24,708
Total prepaid expenses and other current assets	$76,526	$101,246

Other Non-current Assets
Other non-current assets consisted of the following (in thousands):

	December 31, 2023	December 31, 2024
Escrow funds	$—	$336,055
Prepaid expenses	51,193	145,424
Notes receivable	—	107,597
Strategic investments	42,087	102,220
Other non-current assets	17,478	29,616
Total other non-current assets	$110,758	$720,912

8. Leases
The Company enters into leases as a lessee for data centers, office buildings, and equipment. The Company determines if an arrangement is a lease or contains a lease at inception and whether that lease meets the classification criteria for a finance or operating lease in accordance with U.S. GAAP. The Company applied judgment in performing the lease classification tests related to transfer of ownership, bargain purchase option, lease term assessment, estimated fair value, and the specialized nature of the underlying asset.
Leases for offices generally have an initial term of four to ten years, often with multi-year renewal periods. Data center leases generally have an initial term from three to fifteen years, some of which include options to extend the leases for up to ten years. Additionally, the Company’s equipment leases generally have an initial term of two years and include the option to purchase the asset. Variable costs generally relate to costs associated with Common Area Maintenance (CAM), utilities reimbursed to the landlord, and physical security expenses within certain lease agreements. These are not included in operating or finance lease cost and are expensed as incurred.
The components of total lease cost related to leases for the years ended December 31, 2022, 2023, and 2024 were as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Operating lease cost:
Operating lease cost	$236	$41,515	$288,628
Finance lease cost:
Amortization of ROU assets	$1,904	$3,050	$18,565
Interest on lease liabilities	903	868	8,709
Total finance lease cost	$2,807	$3,918	$27,274
Variable lease cost	$370	$16,028	$54,633
Total lease cost	$3,413	$61,461	$370,535

Supplemental consolidated balance sheet information related to leases were as follows (in thousands):

	December 31, 2023	December 31, 2024
Operating leases:
Operating lease ROU assets	$461,966	$2,589,547
Operating lease liabilities, current	$39,789	$213,104
Operating lease liabilities, non-current	432,653	2,388,912
Total operating lease liabilities	$472,442	$2,602,016
Finance leases:
Property and equipment	$15,250	$157,146
Less: amortization	(4,954)	(23,544)
Property and equipment, net	$10,296	$133,602

	December 31, 2023	December 31, 2024
Finance lease liabilities, current	$3,534	$57,801
Finance lease liabilities, non-current	510	34,120
Total finance lease liabilities	$4,044	$91,921

Supplemental consolidated cash flow and other information related to leases for the years ended December 31, 2022, 2023, and 2024 were as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$456	$30,381	$253,285
Operating cash flows from finance leases	903	868	8,709
Financing cash flows from finance leases	3,840	7,606	54,052

Information relating to the lease term and discount rate for the years ended December 31, 2022, 2023, and 2024 were as follows:

	Year Ended December 31,
	2022	2023	2024
Weighted-average remaining lease term (in years):
Operating leases	6	8	9
Finance leases	2	1	2
Weighted-average discount rate:
Operating leases	12%	12%	12%
Finance leases	11%	11%	11%

The future lease payments included in the measurement of the Company’s operating lease liabilities and finance lease liabilities as of December 31, 2024, were as follows (in thousands):

	Future Payments
Years Ending December 31,	Operating Leases	Finance Leases
2025	$507,855	$64,267
2026	525,805	35,000
2027	538,988	—
2028	544,028	—
2029	475,670	—
Thereafter	1,775,509	—
Total undiscounted lease payments	4,367,855	99,267
Less: imputed interest	(1,765,839)	(7,346)
Present value of lease liabilities	$2,602,016	$91,921

The Company incurred interest expense on its finance leases of $1 million, $1 million, and $9 million for the years ended December 31, 2022, 2023, and 2024, respectively.
As of December 31, 2024, the Company executed additional lease agreements, primarily for data centers and office buildings, that had not yet commenced. The aggregate amount of estimated future undiscounted lease payments associated with such leases is $15.0 billion. These leases will commence between 2025 and 2026 with estimated lease terms of five to sixteen years.

As of December 31, 2024, the Company had additional lease agreements for various data center locations with commencement dates subject to regulatory approvals and completion of landlord improvements. The Company may be required to make fixed lease payments up to $1.1 billion over the next seventeen years. The Company will assess the lease classification upon lease commencement.
Additionally, in August 2024, the Company entered into a lease agreement for various buildings located at a single site intended to be used as data centers. The agreement provides access to 50 MW of electrical power, which is expected to be delivered in phases between the fourth quarter of 2025 and the fourth quarter of 2026. The Company will pay a portion of the construction costs incurred by the lessor during the construction period and during the lease term, which are considered variable lease payments. The Company will assess the lease classification upon lease commencement, estimated to be in 2027.
9. Commitments and Contingencies
Letters of Credit
As of December 31, 2023 and 2024, the Company had outstanding Letters of Credit (“LOC”) in the aggregate amount of $174 million and $533 million, respectively. These LOC guarantee the Company’s ability to fulfill its lease obligations, per the lease agreements. As of December 31, 2023 and 2024, the Company has not drawn on any of its LOC and is in compliance with the terms and conditions set forth by the financial institution. These LOC renew annually and expire on various dates through 2041.
Employee Benefit Plan
For the years ended December 31, 2022, 2023, and 2024, the Company contributed $0 million, $1 million, and $3 million, respectively, to the 401(k) Plan, which are allocated to cost of revenue, technology and infrastructure, sales and marketing, and general and administrative expenses in the consolidated statements of operations.
Indemnifications
The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend, and hold harmless the indemnified party for third party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend, and hold harmless the indemnified party for noncompliance with certain additional representations and warranties made by the Company. In addition, the Company indemnifies its officers, directors, and certain key employees while they are serving in good faith in their respective capacities.
While the Company has entered into various indemnification agreements, it has not incurred any material costs or claims under these agreements to date, and management does not expect any future claims to have a material adverse effect on the Company’s financial position or results of operations. It is not possible to determine the maximum potential amount under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, there have been no claims under any indemnification provisions.
Litigation
From time to time, the Company may be subject to various proceedings, lawsuits, disputes, or claims in the ordinary course of business. The Company investigates these claims as they arise. Although claims are inherently unpredictable, the Company is currently not aware of any matters that would, individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows. As of December 31, 2023 and 2024, the Company has not accrued any material potential loss.

10. Debt
The total debt obligations are as follows (in thousands):

	Maturities	Effective Interest Rates	December 31, 2023	December 31, 2024
2021 Convertible Senior Secured Notes	October 2025	17%	$55,125	$—
2022 Senior Secured Notes	October 2025 – April 2026	10%	125,000	—
Delayed Draw Term Loan Facility 1.0	March 2028	15%	1,374,924	2,012,500
Delayed Draw Term Loan Facility 2.0	May 2029	11%	—	3,843,819
2024 Term Loan Facility	December 2025	12%	—	1,000,000
Original Equipment Manufacturer financing arrangements	February 2026 – October 2027	9% – 11%	—	1,177,158
Total principal of debt			1,555,049	8,033,477
Less: Unamortized discount and issuance costs			(31,795)	(107,137)
Total debt, net of unamortized discount and issuance costs			1,523,254	7,926,340
Less: Debt, current			(171,865)	(2,468,425)
Total debt, non-current			$1,351,389	$5,457,915

As of December 31, 2024, the future principal payments for the Company’s total debt were as follows (in thousands):

Years Ending December 31,	Amount
2025	$2,483,202
2026	3,102,384
2027	1,771,071
2028	548,093
2029	128,727
Total	$8,033,477

For the years ended December 31, 2022, 2023, and 2024, total interest expense for the Company’s debt obligations was as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Contractual interest expense	$4,914	$30,189	$474,844
Amortization of debt discounts and issuance costs and accretion of redemption premiums	3,803	16,533	33,376
PIK interest	—	21,621	—
Less: capitalized interest	(343)	(41,376)	(159,017)
Total	$8,374	$26,967	$349,203

2021 Unsecured Senior Subordinated Convertible Promissory Notes
In 2020 and 2021, the Company entered into unsecured bridge loan agreements with various investors, for a total principal amount of $4 million, carrying an annual interest rate of 7.00%. In April 2021, the loans were exchanged, pursuant to the original terms of the agreements, into convertible promissory notes with a principal balance of $4 million, an interest rate of 7.00% per annum, compounded annually, and convertible into shares of stock similar to shares of stock issued in the next round of financing. In April 2023, concurrent with the Series B round of financing, the convertible promissory notes were automatically converted pursuant to the original terms of the conversion feature into 12,484,540 shares of the Company’s Series B-1 redeemable convertible preferred stock, with no gain or loss recognized upon conversion.
2021 Convertible Senior Secured Notes
In October 2021, the Company executed a note issuance agreement and a note purchase agreement with a related party for the issuance of an aggregate principal amount of up to $50 million of convertible senior secured notes (the “2021 Convertible Senior Secured Notes”). The Company drew $20 million at execution and the remaining $30 million in April 2022. The 2021 Convertible Senior Secured Notes are collateralized by the Company’s property, equipment and other assets, excluding the financed property, equipment and other assets collateralized by the delayed draw term loans and Original Equipment Manufacturer (“OEM”) financing arrangements discussed below.
The 2021 Convertible Senior Secured Notes bear a stated annual interest rate of 10.00% for the first three years, payable semiannually on April 30 and October 30. Interest may be paid in cash or paid-in-kind (“PIK”), in which case additional 2021 Convertible Senior Secured Notes will be issued with a principal amount equal to the accrued interest, and otherwise which carry the same terms of the original notes (the “PIK Notes”). In April and October of 2023, an aggregate of $5 million principal amount of PIK Notes were issued in lieu of cash settlement of accrued interest.
If a qualified public company event (“QPCE”), defined as an IPO, direct listing, or special purpose acquisition company (“SPAC”) transaction, is not consummated on or prior to the date that is three (3) years from the issuance date, the interest rate shall automatically increase to 16.00% per year, prospectively, payable in cash. The 2021 Convertible Senior Secured Notes have a contractual maturity date of October 18, 2025. In the event the 2021 Convertible Senior Secured Notes are not otherwise converted or redeemed prior to the maturity date, and in the event that there is no QPCE, the investors will be entitled to redeem the 2021 Convertible Senior Secured Notes for cash in the amount equal to the principal, accrued and unpaid interest, plus a premium amount to ensure the holders realize an aggregate internal rate of return (“IRR”) of 16.00%. Prior to the maturity date, the 2021 Convertible Senior Secured Notes may be redeemed or converted as follows:
•
Redemption—From the third anniversary until a QPCE, the Company has the right, at its option, to redeem up to a principal amount of $15 million at a redemption price equal to principal amount plus accrued and unpaid interest plus a premium amount such that the holders of such principal amount of debt realize an IRR of 20.00% with respect to such redeemed amounts.

•
Conversion—Holders of the 2021 Convertible Senior Secured Notes have the right, at their option, to convert all or any portion of their notes into a number of shares of common stock at any time based on the outstanding principal and accrued interest divided by the conversion price in effect. The conversion price in effect shall be calculated as follows:

•	Initially, the conversion price is equal to $675 million (the “Maximum Conversion Valuation”) divided by the fully diluted shares of common stock outstanding, which was $2.20 per share.
•
If a qualified financing occurs prior to a QPCE, the Maximum Conversion Valuation will be reduced, but not increased, to the enterprise value derived from the qualified financing on a fully diluted basis.

•
Upon the occurrence of a QPCE, the conversion price will be reduced, but not increased, to 75% of either the price per share offered to the public in an IPO, 75% of the stock price after the closing of a direct listing, or 75% of the stock valuation derived from a SPAC transaction.

The Company determined that the conversion features, the accelerated redemption features, the variability in interest payments, and the Company’s redemption option are required to be bifurcated and accounted for as an embedded derivative. Accordingly, upon issuances in October 2021 and April 2022, the Company recognized embedded derivative liabilities of $0 million and $2 million, respectively. The Company used Level 3 inputs to determine the fair value of the embedded derivatives. Significant management assumptions and estimates were involved in this determination. As of December 31, 2023, the estimated fair value of 2021 Convertible Senior Secured Notes was $451 million. This amount includes the $55 million face value of the notes, $6 million in accreted redemption premiums, $2 million in unamortized debt discounts and issuance costs, which is a reduction to the net carrying value, and a $386 million embedded derivative requiring bifurcation. The embedded derivative is separated and included within derivative and warrant liabilities on the consolidated balance sheets.

For the years ended December 31, 2022, 2023, and 2024, the Company recorded losses related to the fair value adjustment of these derivative liabilities of $3 million, $361 million, and $627 million, respectively. During the years ended December 31, 2022, 2023, and 2024, total interest costs were $7 million, $31 million, and $8 million, respectively. These amounts are comprised of coupon interest of $4 million, $5 million, and $4 million, respectively; PIK interest cost was $0 million, $22 million, and $0 million, respectively; and amortization of debt discounts and issuance costs of $3 million, $4 million, and $4 million, respectively.
The debt host liability was initially recognized based on the proceeds received from issuance, net of issuance costs and net of the initial fair value of the bifurcated derivative. The debt host was subsequently accounted for using the effective interest method to amortize the discount and issuance costs and accrue for the premiums due at maturity in the event the debt was not early converted or redeemed earlier and no QPCE occurred.
The investors elected to convert all of the outstanding 2021 Convertible Senior Secured Notes on September 17, 2024, pursuant to the original terms of the conversion feature, resulting in the issuance of 24,543,980 shares of common stock and a cash payment of $2 million for accrued interest and cash in lieu of fractional shares. The conversion was accounted for as an extinguishment. Equity increased by the settlement-date fair value of the common shares issued of $1.1 billion. Additionally, a $6 million extinguishment loss is included in other income, net, which represents the difference between the fair value of the shares and the combined carrying amounts of the debt host and the bifurcated embedded derivative liability.
2022 Senior Secured Notes
In October 2022, the Company executed a note issuance agreement and a note purchase agreement (the “2022 Senior Secured Notes”) with a related party for an aggregate principal amount of up to $125 million. The Company drew down $30 million upon execution (the “First Closing”), an additional $30 million in November 2022 (the “Second Closing”), an additional $40 million in January 2023 (the “Third Closing”), and the remaining $25 million in April 2023 (the “Fourth Closing”). The 2022 Senior Secured Notes are collateralized by the Company’s property, equipment and other assets, excluding the financed property, equipment and other assets collateralized by the delayed draw term loans and OEM financing arrangements discussed below.
The first three tranches of 2022 Senior Secured Notes bear 0.0% interest from the issuance date through April 16, 2024, and 12.00% interest per annum from and after April 17, 2024. Interest payments are due, in cash, semiannually on April 14 and October 14 of each year, beginning on April 14, 2024. All principal and accrued and unpaid interest are due on October 17, 2025.
The fourth tranche of 2022 Senior Secured Notes bear 0.0% interest from the issuance date through October 19, 2024, and 12.00% interest per annum from and after October 20, 2024. Interest payments are due, in cash, semiannually on April 14 and October 14 of each year, beginning on October 14, 2024. All principal and accrued and unpaid interest are due on April 20, 2026.
The Company may redeem the debt at any time, or the debt may be required to be redeemed early upon the occurrence of customary events of default or change of control. In the event the debt is redeemed prior to the maturity date, the redemption price is equal to the principal amount plus accrued and unpaid interest, plus a potential early redemption premium based on the following schedule:
•
No premium if redeemed prior to April 17, 2024, or on or after October 2, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or prior to October 20, 2024, or on or after April 7, 2026 (with respect to the notes issued in the Fourth Closing).

•
10.00% premium if redeemed on or after April 17, 2024, but before July 17, 2024 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or on or after October 20, 2024, but before January 20, 2025 (with respect to the notes issued in the Fourth Closing).

•
8.50% premium if redeemed on or after July 17, 2024, but before October 17, 2024 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) on or after January 20, 2025, but before April 20, 2025 (with respect to the notes issued in the Fourth Closing).

•
7.00% premium if redeemed on or after October 17, 2024, but before January 17, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or on or after April 20, 2025, but before July 20, 2025 (with respect to the notes issued in the Fourth Closing).

•
5.50% premium if redeemed on or after January 17, 2025, but before April 17, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or on or after July 20, 2025, but before October 20, 2025 (with respect to the notes issued in the Fourth Closing).

•
4.00% premium if redeemed on or after April 17, 2025, but before July 17, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) or on or after October 20, 2025, but before January 20, 2026 (with respect to the notes issued in the Fourth Closing).

•
2.50% premium if redeemed on or after April 17, 2025, but before October 2, 2025 (with respect to the notes issued in the First Closing, Second Closing and Third Closing) on or after to January 20, 2026, but before April 7, 2026 (with respect to the notes issued in the Fourth Closing).

In conjunction with the borrowing under the 2022 Senior Secured Notes, the Company granted the 2022 Senior Secured Note holders fully vested penny warrants and regular warrants to purchase shares of the Company’s common stock upon each closing:
•	First Closing: Penny warrants for 1,873,735 shares and regular warrants for 1,040,956 shares.
•	Second Closing: Penny warrants for 1,873,735 shares and regular warrants for 1,040,956 shares.
•	Third Closing: Penny warrants for 2,498,356 shares and regular warrants for 1,388,000 shares.
•	Fourth Closing: Penny warrants for 1,561,456 shares and regular warrants for 867,474 shares.
All warrants issued in the First Closing, Second Closing and Third Closing expire on October 17, 2029 and all warrants issued in the Fourth Closing expire on April 20, 2030. The penny warrants have an exercise price of $0.0005 per share. The regular warrants are exercisable at a price per share equal to the lower of (subject to adjustment as provided in the 2022 Senior Secured Notes):
a)	if, prior to an IPO or SPAC Transaction, the Company completes a qualified equity financing, the purchase price or deemed purchase price per share of common stock in the qualified equity financing; or
b)	the purchase price determined based on a valuation of the Company of:
(i)	$1,500,000,000, if the principal amount of the 2022 Senior Secured Notes is repaid in full within one hundred twenty (120) days after the original issue date;
(ii)	$1,300,000,000, if the principal amount of the 2022 Senior Secured Notes is repaid in full within one hundred twenty-one (121) to two hundred forty (240) days after the original issue date;
(iii)	$1,100,000,000, if the principal amount of the 2022 Senior Secured Notes is repaid in full within two hundred forty-one (241) to three hundred sixty (360) days after the original issue date; or
(iv)	$1,000,000,000, if the principal amount of the 2022 Senior Secured Notes is repaid in full three hundred sixty-one (361) or more days after the original issue date.
The penny warrants are classified within stockholders’ deficit on the consolidated balance sheets, as their settlement is indexed to the Company’s own stock in accordance with ASC 815, Derivatives and Hedging.
The regular warrants are classified as derivative liabilities as their settlement amounts are not solely indexed to the Company’s own stock and settled in equity.
The Company recorded a loss related to the fair value adjustment of these warrant liabilities of $0 million, $67 million, and $129 million within loss on fair value adjustments in the consolidated statements of operations during the years ended December 31, 2022, 2023, and 2024, respectively.
The fair values of the regular warrants were remeasured to $71 million and $200 million as of December 31, 2023 and 2024, respectively. These amounts are included within derivative and warrant liabilities on the consolidated balance sheets.
The Second Closing and the Third Closing were loan commitments that were required to be issued and funded. The fees associated with the loan commitment were initially capitalized and accounted for as deferred financing costs. As these closings were completed, the associated portions of the deferred financing costs were reclassified as the debt discount for the portion of the drawn loans and amortized to interest expense. As of December 31, 2023, the carrying value of the notes was $124 million, which approximates fair value. The penny warrants and regular warrants issued in connection with the first three closings were recorded as part of the deferred financing costs equal to their issuance date fair values of $6 million and $3 million, respectively.
The Fourth Closing provided the lenders the option, but not the obligation to purchase up to $25 million principal amount of notes and the associated portion of penny warrants and regular warrants. The option was accounted for as a derivative liability issued on the initial closing date, representing part of the deferred financing costs of $1 million for the loan commitments. The written option was remeasured to fair value through the settlement date completed in April 2023, and the Company recognized a loss for the change in fair value of $2 million during the year ended December 31, 2023. The notes, penny warrants, and regular warrants issued upon settlement of the Fourth Closing were initially recorded at their respective fair values of $22 million, $4 million, and $2 million, respectively.
In June 2024, the Company issued notice to the lenders to exercise its option to redeem the 2022 Senior Secured Notes. In July 2024, the Company settled the entire principal amount of the notes for a redemption price of $137 million, inclusive of prepayment premium and accrued and unpaid interest, resulting in an extinguishment loss of $6 million, which is included in other income, net.
Delayed Draw Term Loans
Delayed Draw Term Loan Facility 1.0
In July 2023, one of the Company’s subsidiaries, CoreWeave Compute Acquisition Co. II, LLC (“CCAC II”), entered into a delayed draw term loan with various lenders and U.S. Bank, N.A., as the administrative and collateral agent. The agreement provides for a delayed draw term loan facility of up to $2.3 billion (as amended, the “DDTL 1.0 Facility”). Borrowings under the DDTL 1.0 Facility were used to finance a portion of the purchase consideration, fees, and expenses relating to the acquisition of computing equipment.
The DDTL 1.0 Facility contains covenants that restrict the ability of the Company and/or CCAC II to incur or guarantee additional indebtedness; pay dividends and make other distributions or repurchase stock; make certain investments; create or incur liens; sell assets; enter into certain transactions with affiliates; and merge, consolidate or transfer or sell all or substantially all of its assets.
All obligations under the DDTL 1.0 Facility are unconditionally guaranteed by the Company. Obligations outstanding under the DDTL 1.0 Facility are secured by perfected first priority pledges of and security interests in (i) the equity interests of CCAC II held by its direct parent and (ii) substantially all of the assets of CCAC II.
Interest on outstanding borrowings on the DDTL 1.0 Facility accrues at a rate per annum equal to either, at the Company’s election, Term SOFR plus 8.75% or the alternative base rate plus 7.75%. On May 15, 2024, the interest rate was modified to Term SOFR plus 9.62% or the alternative base rate plus 8.62%. As of December 31, 2023, and 2024, the actual average interest rate being charged on the amounts borrowed against the DDTL 1.0 Facility was 14.12% and 14.11%, respectively.
Throughout 2023 and 2024, the Company borrowed against the $2.3 billion facility commitment. The principal amount of the loans is required to be repaid in quarterly installments, with the final balloon payment due on March 28, 2028. The loans are prepayable at any time, from time to time, at the Company’s option, and are required to be prepaid upon the occurrence of an event of default or change of control of the Company, or with the proceeds of certain asset dispositions or incurrence of indebtedness. If the loans are prepaid prior to the fourth anniversary of the loan commitment termination date, in addition to principal and accrued interest, the Company is required to pay an applicable premium equal to (a) with respect to prepayments made prior to the third anniversary of the loan commitment termination date, the present value of future interest payments that would have accrued on the principal amount of the loans being prepaid through the third anniversary of the loan commitment termination date based on the interest rate in effect plus 1.00% of the principal amount of the loans being prepaid or (b) with respect to prepayments made between the third and fourth anniversary of the loan commitment termination date, an amount equal to 1.00% of the principal amount of the loans being prepaid.
As of December 31, 2023 and 2024, the amounts outstanding were $1.4 billion and $2.0 billion, respectively, under the DDTL 1.0 Facility. The Company incurred deferred financing costs of $12 million and recorded debt discounts of $24 million and $22 million for the years ended December 31, 2023 and 2024, respectively. These costs are capitalized as a reduction to the outstanding debt balance on the consolidated balance sheets and are being amortized to interest expense over the term of the DDTL 1.0 Facility. Amortization of debt issuance costs and debt discounts was $2 million and $20 million for the years ended December 31, 2023 and 2024, respectively.
The Company was required to maintain restricted cash equal to 16.00% of the drawn balance, totaling $220 million as of December 31, 2023. In May 2024, in conjunction with the amendment to the interest rate, the restricted cash requirement was reduced to 4.00% of the drawn balance, but in no event can the liquidity requirement be greater than $56 million. As of December 31, 2024, $56 million was restricted cash in relation to this agreement.
Delayed Draw Term Loan Facility 2.0
In May 2024, one of the Company’s subsidiaries, CoreWeave Compute Acquisition Co. IV, LLC (“CCAC IV”) entered into a second agreement with various lenders and U.S. Bank, N.A., as the administrative and collateral agent. The agreement provides for another delayed draw term loan facility of up to $7.6 billion (as amended, the “DDTL 2.0 Facility”). Borrowings under this agreement were established to primarily finance capital expenditures necessary to fulfill customer contracts, including the acquisition of GPU servers and related infrastructure.
Under the DDTL 2.0 Facility, additional loans may be drawn until June 2025, with an option to extend the commitment period by three months subject to lender consent. The total loans available are constrained by the purchase price of assets for which the loans are being used to finance with such percentage based upon the depreciable cost of GPU servers.
All obligations under the DDTL 2.0 Facility are unconditionally guaranteed by the Company. Obligations outstanding under the DDTL 2.0 Facility are secured by perfected first priority pledges of and security interests in (i) the equity interests of CCAC IV held by its direct parent and (ii) substantially all of the assets of CCAC IV.
The DDTL 2.0 Facility contains covenants that restrict the ability of the Company and/or CCAC IV to incur or guarantee additional indebtedness; pay dividends and make other distributions or repurchase stock; make certain investments; create or incur liens; sell assets; enter into certain transactions with affiliates; and merge, consolidate or transfer or sell all or substantially all of its assets.
Interest on outstanding borrowings on the DDTL 2.0 Facility accrues at a rate per annum equal to either, at the Company’s election, Term SOFR or the alternative base rate plus a spread based on the credit quality of the associated customer contracts. For specified investment-grade customers, the spread is equal to 6.00% for Term SOFR denominated loans and 5.00% for base rate denominated loans. For investment-grade customers, the spread is equal to 6.50% for Term SOFR loans and 5.50% for base rate loans. For non-investment-grade customer contracts, the spread is equal to 13.00% for Term SOFR loans and 12.00% for base rate loans.
The principal amount of the loans is required to be repaid in quarterly installments, beginning in October 2025, with the final balloon payment due on five years after the applicable loan was funded. The loans are prepayable at any time, from time to time, at the Company’s option and are required to be prepaid upon the occurrence of an event of default or change of control of the Company, or incurrence of certain indebtedness. If the loans are prepaid prior to the 30-month anniversary of the loan commitment termination date, in addition to principal and accrued interest, the Company is required to pay an applicable premium equal to the present value of future interest payments that would have accrued through the 30-month anniversary of the loan commitment termination date based on the interest rate in effect.
As of December 31, 2024, the actual average interest rate being charged on the amounts borrowed against the DDTL 2.0 Facility was 10.53% and the total amount borrowed was $3.8 billion. The Company incurred deferred financing costs of $3 million and recorded debt discounts of $58 million related to the issuance of the DDTL 2.0 Facility. These costs are capitalized as a reduction to the outstanding debt balance on the consolidated balance sheets and are being amortized to interest expense over the term of the DDTL 2.0 Facility. Amortization of debt issuance costs and debt discounts was $5 million for the year ended December 31, 2024. The Company is required to maintain restricted cash equal to 2.00% of the drawn balance, totaling $77 million as of December 31, 2024. Additionally, the Company incurred undrawn fees totaling $4 million for the year ended December 31, 2024, which is recognized in interest expense, net in the consolidated statements of operations.
Revolving Credit Facility
On June 21, 2024, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. The credit agreement matures on June 21, 2027. The credit agreement originally provided for a $100 million senior revolving credit facility. On October 7, 2024, the credit agreement was amended to have a capacity of $650 million consisting of (i) a $500 million secured facility and (ii) a $150 million unsecured facility to support the expansion of the Company’s data center infrastructure and AI-driven cloud computing operations. On December 2, 2024, the credit agreement was further amended to provide for the $650 million senior revolving credit facility to be fully secured (the “Revolving Credit Facility”). The Revolving Credit Facility includes a $175 million letter of credit sub-facility. As of December 31, 2024, the Company had not drawn on the Revolving Credit Facility.
Amounts borrowed under the Company’s Revolving Credit Facility are subject to an interest rate per annum equal to, at the Company’s option, either (a) for base rate loans, an applicable margin of 0.75% plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (a) the federal funds effective rate and (b) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term Secured Overnight Financing Rate (“SOFR”) plus 1.00% or (b) for term benchmark loans, an applicable margin of 1.75% plus the term SOFR (subject to a 0.00% floor) for a one, three or six month interest period. Additionally, the Company is required to pay a fee of 0.25% per annum on the average undrawn commitment. The Company may voluntarily prepay outstanding loans under its Revolving Credit Facility at any time without premium or penalty.
2024 Term Loan Facility
In December 2024, the Company entered into a credit agreement providing for a $1.0 billion term loan facility (the “2024 Term Loan Facility”) consisting of (i) a $229 million secured facility and (ii) a $771 million unsecured facility. On December 16, 2024, the Company borrowed the full $1.0 billion of loans available under the agreement. The proceeds from the term loan facility may be used for working capital and general corporate purposes (including the financing of acquisitions and investments).
The Company incurred deferred financing costs related to the issuance of the 2024 Term Loan Facility of $16 million. These costs are capitalized as a reduction to the outstanding debt balance within Debt, current on the consolidated balance sheets and are being amortized to interest expense over the term of the 2024 Term Loan Facility. As of December 31, 2024, the unamortized deferred financing costs were $15 million.
The 2024 Term Loan Facility matures December 16, 2025. The Company may prepay at any time, from time to time, at its option, upon the occurrence of an event of default, or with the proceeds of certain asset dispositions, incurrences of indebtedness or equity issuances, including a requirement to be prepaid with some or all of the proceeds of an initial public offering. Amounts borrowed under the term loan facility are subject to an interest rate per annum equal to, at the Company’s option, either (a) Term SOFR plus 5.25% for the first 180 days, 5.75% for the next 90 days, and 6.25% for the remainder of the term of the 2024 Term Loan Facility or (b) the alternative base rate (as described previously) plus 4.25% for the first 180 days, 4.75% for the next 90 days, and 5.25% for the remainder of the term of the 2024 Term Loan Facility. As of December 31, 2024, the actual interest rate being charged on the amounts borrowed against the 2024 Term Loan Facility was 9.65%. The 2024 Term Loan Facility contains customary affirmative and negative covenants.
OEM Financing Arrangements
The Company entered into various agreements with an OEM between February and December 2024 whereby the Company obtained financing for certain equipment with an aggregate notional balance of $1.3 billion as of December 31, 2024. Related to the financing agreements, the Company granted a security interest for the financed equipment. The agreements are accounted for as financing arrangements, with terms between two to three years. The financing arrangements have a stated repayment schedule over the term with effective interest rates between 9% to 11%. The Company did not incur any debt issuance costs associated with the financing arrangements. Interest expense for the year ended December 31, 2024 was $60 million.
DCSP Financing Arrangements
In June 2023, the Company entered into a service agreement with a data center service provider (the “DCSP”) (the “DCSP Service Agreement”). Under the DCSP Service Agreement, the DCSP will design, purchase, build, and manage a data center providing access to up to 78 MW of electrical power to be delivered in phases. Separately, during the year ended December 31, 2024, the Company purchased $116 million of critical infrastructure assets to support the data center site (the “Existing Critical Infrastructure Assets”).
In October 2024, the Company, as a lender, entered into a Senior Secured Delayed Draw Term Loan Credit Agreement (the “Note Receivable”, and collectively, with the DCSP Service Agreement, the “DCSP Financing

Arrangements”) with the DCSP to facilitate the purchase of critical infrastructure assets. The Note Receivable agreement provides for a total commitment of up to $305 million in delayed draw term loan funding for a term of seven years with a stated interest rate of 13.00% per annum. The Company incurred an immaterial amount of fees in conjunction with the issuance of the Note Receivable.
The Note Receivable is secured by the new and existing critical infrastructure assets that support current and future phases of the build out at the data center and is prepayable at any time by the DCSP with no penalty.
During the year ended December 31, 2024, the DCSP borrowed under the Note Receivable to settle amounts previously advanced to the DCSP by the Company, finance purchases of additional critical infrastructure assets, and purchase the Existing Critical Infrastructure Assets. Under the terms of the DCSP Service Agreement, the Company continues to control the Existing Critical Infrastructure Assets and the Company recorded a financing obligation related to the consideration received for the Existing Critical Infrastructure Assets. The financing obligation is payable over a term of 14 years and has an imputed interest rate of 15%. The Existing Critical Infrastructure Assets are included in property and equipment, net, on the consolidated balance sheets and are depreciated over their estimated useful life.
As of December 31, 2024, the future contractual principal payments under the financing obligation due to the DCSP were as follows (in thousands):

Years Ending December 31,	Contractual Principal Payments
2025	$19,672
2026	19,658
2027	19,645
2028	19,630
2029	19,616
Thereafter	175,800
Total future payments	274,021
Less: amount representing interest	(158,081)
Total financing obligation	$115,940
Less: current portion	(2,087)
Long-term portion	$113,853

The DCSP Financing Arrangements allow for the net settlement of amounts due between the parties and meet the criteria for right of setoff in accordance with ASC 210, Balance Sheet. As of December 31, 2024, the gross amount of the Note Receivable is $224 million, which is presented net of the financing obligation of $116 million. The accrued interest on the Note Receivable is forgiven if the DCSP achieves certain construction milestones in the first quarter of 2025. For the year ended December 31, 2024, the Company did not recognize any interest income as the Company does not expect to be entitled to the accrued interest. The total interest expense related to the financing obligation for the year ended December 31, 2024 was $3 million.
11. Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Redeemable Convertible Preferred Stock
As of December 31, 2023 and 2024, the Company had four and five classes of redeemable convertible preferred stock, respectively. As of December 31, 2023, redeemable convertible preferred stock consisted of the following (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Aggregate Liquidation Preference
Series Seed	60,000	48,896	$0.05	$2,205	$2,205
Series A	24,182	19,879	0.12	2,316	2,316
Series B	79,979	75,496	5.58	455,996	421,001
Series B-1	12,485	10,407	0.40	4,173	4,173
Total	176,646	154,678		$464,690	$429,695

As of December 31, 2024, redeemable convertible preferred stock consisted of the following (in thousands, except per share amounts):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Value	Aggregate Liquidation Preference
Series Seed	60,000	45,567	$0.05	$2,039	$2,039
Series A	24,182	19,361	0.12	2,256	2,256
Series B	79,979	79,979	5.58	550,595	446,002
Series B-1	12,484	10,205	0.40	4,091	4,091
Series C	29,523	29,523	38.95	1,163,130	1,163,671
Total	206,169	184,635		$1,722,111	$1,618,059

In April 2023, the Company authorized a total of 79,978,760 shares of Series B redeemable convertible preferred stock, with a par value of $0.000005 per share and an original issue price of $5.58 per share, pursuant to an amendment of the certificate of incorporation. Additionally, the Company issued a total of 12,484,540 shares of Series B-1 redeemable convertible preferred stock, with a par value of $0.000005 per share to settle the outstanding principal and interest balance of the 2021 Unsecured Senior Subordinated Convertible Promissory Notes based on a conversion price, equal to the original issue price of $0.40 per share. Refer to Note 10—Debt for additional information.
During the year ended December 31, 2023, the Company issued 75,495,640 shares of Series B redeemable convertible preferred stock for total gross proceeds of $421 million. At the time of the initial issuance, the Company granted an option to the lead investor, a related party, to purchase up to 40,348,040 shares of Series B redeemable convertible preferred stock over a period of up to nine months, at the original issuance price of $5.58 per share. The Series B tranche liability was required to be recognized as a liability as it represented a contract to purchase redeemable equity. A portion of the proceeds of the original issuance was allocated to the initial recognition of the liability. The liability was subsequently remeasured to fair value with changes in fair value recognized in earnings through the settlement date. In May 2023, 35,864,920 shares of Series B redeemable convertible preferred stock were issued upon exercise of the portion of the Series B tranche liability. In January 2024, 4,483,120 shares of Series B redeemable convertible preferred stock were issued upon exercise of the remaining portion of the Series B tranche liability. For the years ended December 31, 2023 and 2024, the Company recognized a fair value adjustment loss of $105 million and no material gain or loss, respectively, on the remeasurement of the Series B tranche liability.
In May 2024, the Company issued 29,523,120 shares of Series C redeemable convertible preferred stock with a par value of $0.000005 per share and an original issue price of $38.95 per share for total gross proceeds of $1.1 billion and incurred related issuance costs of $3 million.
The holders of the redeemable convertible preferred stock have the following rights, preferences, and privileges:
Voting
Except as provided by law or by the Company’s certificate of incorporation, the holders of redeemable convertible preferred stock have full voting rights, equivalent to the voting rights of holders of common stock, as if converted. The preferred stockholders vote together as a single class, except as provided by law or by the Company’s certificate of incorporation.
Dividends
Holders of the redeemable convertible preferred stock are entitled to participate in any dividends distributed to holders of common stock, as if converted.
Holders of the Series C redeemable convertible preferred stock are entitled to a cumulative dividend that accrues from day-to-day at a rate of 10% per annum of the accumulated stated value, which is initially equal to $38.95 per share. Cumulative dividends are payable quarterly and can be paid in cash, or paid in kind by being added to the accumulated stated value preference. The holders of Series C redeemable convertible preferred stock are entitled to receive the cumulative dividends prior and in preference to the payment of any other dividend. For the year ending December 31, 2024, the Company paid a total cash dividend of $59 million and a total PIK dividend, recognized at fair value, of $16 million. The PIK dividend payment increased the accumulated stated value of the Series C

Redeemable Preferred Stock by $14 million, which is equivalent to the amount that would have been paid in cash. This increased value will be used to calculate future quarterly dividends payable.
Conversion
Each share of redeemable convertible preferred stock is convertible at any time at the election of the holder into Class A common stock. The conversion rate is determined by dividing the original issue price, or in the case of the Series C, the accumulated stated value plus accrued and unpaid dividends (without double counting), by the conversion price at the time of conversion, with the conversion price initially equal to the original issue price, subject to customary anti-dilutive adjustments for stock splits, dividends, and other applicable corporate events. As of December 31, 2023, each share of redeemable convertible preferred stock was convertible into one share of Class A common stock. As of December 31, 2024, each share of Series Seed, Series A, Series B and Series B-1 redeemable convertible preferred stock was convertible into one share of Class A common stock and each share of Series C redeemable convertible preferred stock was convertible into 1.0119 shares of Class A common stock.
Conversion is mandatory upon the occurrence of either: (i) an IPO at a price per share of at least $6.97 resulting in at least $125 million in proceeds to the Company, net of underwriting discount and commissions, or (ii) the election by the holders of a majority of the redeemable convertible preferred stock, voting together as a single class, provided that the consent of holders of at least 20% of the then-outstanding Series B redeemable convertible preferred stock is required with respect to the Series B redeemable convertible preferred stock, and the consent of holders of at least 90% of the then-outstanding Series C redeemable convertible preferred stock is required with respect to the Series C redeemable convertible preferred stock if in connection with a Deemed Liquidation Event (as defined in the Company’s certificate of incorporation) in which the holders of Series C redeemable convertible preferred stock will receive consideration per share that is less than the accumulated stated value.
Liquidation Preference
In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, or any Deemed Liquidation Event (including mergers or consolidations), (i) first, holders of Series C redeemable convertible preferred stock are entitled to be paid out of any funds available for distribution, (ii) then, holders of Combined Series B Preferred Stock (Series B, Series B-1) are entitled to be paid out of any funds available for distribution, (iii) then, holders of Junior Preferred Stock (Series Seed, Series A) are entitled to be paid out of any funds available for distribution, and the holders of redeemable convertible preferred stock may elect to redeem their shares in the event the shares are not redeemed by the Company within 90 days of the consummation of such transactions, before any payments are made to holders of Junior Preferred Stock or common stock. Holders are entitled to the greater of: (x) the original issue price of such shares and in the case of the Series C redeemable convertible preferred stock, the accumulated stated value plus accrued and unpaid dividends, or (y) the amount per share that would have been payable had all redeemable convertible preferred stock been converted immediately prior to the liquidation.
Optional Redemption
The holders have the option, but not the obligation, to force the Company to redeem their shares for a redemption price equal to the accumulated stated value per share plus accrued and unpaid dividends, with such option being accelerated upon the occurrence of a change of control. In the event the Series C redeemable convertible preferred stock is converted upon an IPO, the holders will be entitled to redeem the common stock issued upon conversion of the Series C for $38.95 cash per share at the second anniversary of the first trading day after the IPO. The Company concluded that the redemption features were embedded within the respective shares of stock and were not required to be bifurcated because the redemption features would not meet the definition of a derivative if they were freestanding.
Protective Provisions
In addition to the rights and privileges listed for all redeemable convertible preferred stock, the Series B redeemable convertible preferred stock includes certain special rights, such as the ability to elect one member of the Company’s Board of Directors (“Board”), and protective rights, such as the ability to veto an increase in the authorized number of shares of Combined Series B Preferred Stock (Series B, Series B-1). Series C convertible preferred stock also includes protective rights, such as the ability to veto an increase in the authorized number of shares of Series C redeemable convertible preferred stock.

Classification of Redeemable Convertible Preferred Stock
Although the Company’s redeemable convertible preferred stock is not mandatorily redeemable, it is classified outside of stockholders’ deficit because it is contingently redeemable upon certain Deemed Liquidation Events outside the Company’s control. Accordingly, redeemable convertible preferred stock is presented outside of permanent equity in the mezzanine section of the consolidated balance sheets. With the exception of the Series C, the redeemable convertible common stock is not being remeasured to redemption value because the redemption rights are contingently exercisable upon the occurrence of events that are not within the control of the holders, the contingent events were not deemed probable of occurring at any time during the periods presented, and therefore, the instruments were not deemed probable of becoming redeemable.
The holders of the Series C redeemable convertible preferred stock are entitled to redeem their shares for cash on the date the put option becomes exercisable, without contingency. As a result, the carrying value of the Series C redeemable convertible preferred stock is being accreted to its redemption value over the period from issuance to when the redemption option first becomes exercisable. The cumulative dividends on the Series C redeemable convertible preferred stock are accrued as dividend liabilities in the event the Company elects to settle in cash, or included in the calculation of the accretion to redemption value in the event the Company elects to settle the cumulative dividend in kind.
Common Stock
As of December 31, 2023 and 2024, the Company was authorized to issue 469,030,700 and 690,680,000 shares of common stock, respectively, with a par value of $0.000005 per share. As of December 31, 2023, the Company had one class of common stock. During the year ended December 31, 2024, the Company’s certificate of incorporation was amended such that the Company’s common stock consists of Class A common stock and Class B common stock. Common stockholders are entitled to receive any dividends if and when declared by the Board, and upon liquidation or dissolution, are also entitled to receive all assets legally available for distribution to stockholders, ratably in proportion to the number of shares held, subject to the rights of preferred stockholders. As of December 31, 2023 and 2024, no dividends on the Company’s common stock had been declared by the Board.
Voting
Holders of Class A common stock are entitled to one vote per share. Holders of Class B common stock are entitled to one vote per share prior to the completion of the Company’s IPO. Upon the completion of the IPO, each share of Class B common stock will entitle the holder to ten votes per share. Holders of Class A common stock and Class B common stock vote together as a single class, except where otherwise required by law.
Conversion
Shares of Class B common stock are convertible at any time at the option of the holder into shares of Class A common stock on a one-to-one basis. In addition, each share of Class B common stock will automatically convert into a share of Class A common stock, as a result of certain events, including upon a non-permitted sale or transfer. Further, upon certain events specified in the certificate of incorporation, all outstanding shares of Class B common stock will convert automatically into shares of Class A common stock. Class A common stock is not convertible into any other class of shares.
Dividend and Liquidation Rights
Both Class A common stock and Class B common stock participate equally in any dividends declared by the Company, subject to the rights of preferred stockholders. In the event of liquidation, dissolution, or winding up of the Company, holders of Class A common stock and Class B common stock are entitled to share in any distribution of assets remaining after payment of liabilities, subject to the rights of preferred stockholders.
Treasury Stock
In October 2023, the Company agreed to repurchase 4,483,100 shares of callable Class A common stock at $7.15 per share in connection with shares issued pursuant to a stock purchase agreement with a customer. The aggregate purchase price of $32 million represented the approximate fair value of the shares, net of the fair value of the embedded call option, which was recorded as treasury stock on the consolidated balance sheets.

In May 2024, the Company repurchased 2,104,900 shares of callable Class A common stock that were legally issued to Conductor. This action settled the Company’s liability to issue shares in connection with the business combination. Refer to Note 4—Business Combination for additional information.
Stock Option Plan
In July 2019, the Company adopted a stock option plan (the “2019 Stock Option Plan” or the “Plan”). The purpose of the Plan is to provide incentives to attract, retain, and motivate eligible persons whose potential contributions are important to the success of the Company by offering those eligible persons an opportunity to participate in the Company’s future performance through the grant of awards of common stock. The total number of shares authorized by the Board to be issued under the Plan are 66,637,600 and 73,637,600 shares as of December 31, 2023 and 2024, respectively. In the event that shares previously issued under the Plan are reacquired by the Company pursuant to a forfeiture provision, right of first refusal, or repurchase by the Company, such shares shall be added back to the number of shares then available for issuance under the Plan. As of December 31, 2023 and 2024, 11,061,240 and 3,750,480 shares, respectively, were available for issuance under the Plan.
The Company may grant stock options to employees, contractors, or other entities in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. Stock options may be treated as incentive stock options or nonqualified stock options depending on the specific circumstances of an optionee’s relationship with the Company and the number of stock options vesting or exercised in a calendar year. Stock options granted under the Plan generally vest either over a three-year or four-year period. The Company may award stock options that are immediately exercisable, subject to a repurchase right. The Company may also grant stock options that allow for acceleration of vesting. The stock options granted under the Plan will expire after ten years from the time of their grant. The Company issues common stock upon the exercise of stock options.
The following table summarizes stock option activity under the Plan (share data and aggregate intrinsic value in thousands):

	Stock Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at January 1, 2023	32,655	$0.33	8	$20,770
Granted	23,300	3.48
Exercised	(4,337)	0.38
Forfeited, expired, or canceled	(379)	1.70
Outstanding at December 31, 2023	51,239	$1.75	8	$795,013

Granted	—	—
Exercised	(2,872)	1.01
Forfeited, expired, or canceled	(1,148)	4.05
Outstanding at December 31, 2024	47,219	$1.74	7	$2,163,455
Vested and expected to vest at December 31, 2023	51,239	$1.75	8	$795,013
Vested and expected to vest at December 31, 2024	47,219	$1.74	7	$2,163,455
Exercisable at December 31, 2023	24,356	$0.37	6	$411,567
Exercisable at December 31, 2024	31,019	$0.98	6	$1,444,794

The Company did not grant any stock options during the year ended December 31, 2024.
The weighted-average grant date fair value of stock options granted during the years ended December 31, 2022 and 2023 were $0.47 and $6.50 per share, respectively.
The aggregate grant date fair value of stock options vested during the years ended December 31, 2022, 2023, and 2024 were $2 million, $10 million, and $45 million, respectively.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2022, 2023, and 2024, was $0 million, $38 million, and $117 million, respectively. The intrinsic value for options exercised is the difference between the estimated fair value of the stock and the exercise price of the stock option at the date of exercise.
The Black-Scholes option-pricing model assumptions used to value the employee stock options at the grant dates were as follows, presented on a weighted-average basis except for the fair value of common stock which is presented on a range basis:

	Year Ended December 31, 2022	Year Ended December 31, 2023
Fair value of common stock	$0.55 - 0.99	$1.86 - 17.27
Expected volatility	97%	58%
Expected term (in years)	6	6
Risk-free interest rate	4%	4%
Expected dividend yield	0%	0%

These assumptions and estimates were determined as follows:
Expected Volatility—As there is no public market for the Company’s common stock, the expected volatility was determined using the historical volatilities of publicly listed peer companies over a period equivalent to the expected term of the awards.
Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” the Company determines the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock options.
Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the stock options at the time of grant.
Expected Dividend Yield—The expected dividend is assumed to be zero, as the Company has never paid dividends on its common stock and has no current plans to do so.
Fair Value Per Share of the Company’s Common Stock—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of its common stock. The Board considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock, (ii) the prices, rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock, (iii) the lack of marketability of the Company’s common stock, (iv) the Company’s actual operating and financial performance and estimated trends and prospects for its future performance current business conditions and financial projections, (v) the likelihood of achieving a liquidity event, such as an IPO, direct listing, or sale of the Company, given prevailing market conditions; and (vi) precedent transactions involving the Company’s shares.
Restricted Stock Units
RSUs granted typically vest over four years. The following table summarizes restricted stock unit activity under the Plan for the year ended December 31, 2024 (share data in thousands):

	Shares	Weighted- Average Fair Value Per Share
Balance at January 1, 2024	—	$—
Granted	15,733	38.56
Vested	—	—
Forfeited, expired, or canceled	(278)	25.18
Unvested balance at December 31, 2024	15,455	$38.80

Secondary Transactions
In December 2023, certain employee and non-employee stockholders of the Company (the “2023 Selling Stockholders”) offered 41,476,000 shares of common stock (the “2023 Secondary Offering”). The Company did not offer any shares of common stock in the 2023 Secondary Offering and did not receive any proceeds from the sale of the shares of common stock by the 2023 Selling Stockholders. The 2023 Secondary Offering was conducted and led by a new investor and was determined to be an arms-length transaction at fair value. Accordingly, the Company did not record any compensation cost associated with the 2023 Secondary Offering. The Company incurred no costs in relation to the 2023 Secondary Offering for the year ended December 31, 2023. The Company received less than $1 million in cash (excluding withholding taxes) in connection with the exercise of 1,125,500 options by certain stockholders participating in the 2023 Secondary Offering. In conjunction with the 2023 Secondary Offering, 11,103,380 shares of Series Seed redeemable convertible preferred stock, 3,896,180 shares of Series A redeemable convertible preferred stock, and 2,077,980 shares of Series B-1 redeemable convertible preferred stock were converted to the equivalent number of shares of common stock to be included in the offering.
In October 2024, certain employees and non-employee stockholders of the Company (the “2024 Selling Stockholders”) offered 13,851,240 shares of Class A common stock to new and existing investors at a purchase price of $46.99 per share, equal to the estimated fair value of the stock at the time of the transaction (the “2024 Secondary Offering”). The Company did not offer any shares of common stock in the 2024 Secondary Offering and did not receive any proceeds from the sale of the shares of common stock by the 2024 Selling Stockholders. The 2024 Secondary Offering was determined to be an arms-length transaction at fair value. Accordingly, the Company did not record any compensation cost associated with the 2024 Secondary Offering. The Company incurred no costs in relation to the 2024 Secondary Offering for the year ended December 31, 2024. The Company received $1 million in cash (excluding withholding taxes) in connection with the exercise of 1,368,680 options by certain stockholders participating in the 2024 Secondary Offering. In conjunction with the 2024 Secondary Offering, 3,329,540 shares of Series Seed redeemable convertible preferred stock, 518,060 shares of Series A redeemable convertible preferred stock, 201,420 shares of Series B-1 redeemable convertible preferred stock, and 1,067,020 shares of Class B common stock were converted to the equivalent number of shares of Class A common stock to be included in the offering.
Stock-Based Compensation Expense
As of December 31, 2024, unrecognized stock-based compensation expense related to unvested stock options was $91 million, which is expected to be recognized over a weighted-average period of three years.
As of December 31, 2024, unrecognized stock-based compensation expense related to unvested RSUs was $600 million, which is expected to be recognized over a weighted-average period of two years.
The Company will record cumulative stock-based compensation expense related to the RSUs with performance-based vesting conditions in the period when its liquidity event is completed for the portion of the awards for which the relevant service condition has been satisfied with the remaining expense recognized over the remaining service period. If the effectiveness of a registration statement had occurred on December 31, 2024, the Company would have recorded $78 million of stock-based compensation expense related to these RSUs.
Total stock-based compensation expense recognized in the Company’s consolidated statements of operations was as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Cost of revenue	$133	$694	$1,307
Technology and infrastructure	624	7,100	10,137
Sales and marketing	74	1,740	3,408
General and administrative	659	5,620	16,635
Total stock-based compensation expense	$1,490	$15,154	$31,487

12. Income Taxes
The components of the net loss before the provision for (benefit from) income taxes were as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Domestic	$(35,016)	$(558,047)	$(743,667)
Foreign	—	—	(534)
Net loss before the provision for (benefit from) income taxes	$(35,016)	$(558,047)	$(744,201)

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2022	2023	2024
Current:
Federal	$(1,664)	$—	$—
State	(226)	—	6,306
Foreign	—	—	155
Total current income tax expense (benefit)	(1,890)	—	6,461
Deferred:
Federal	(1,697)	35,765	109,010
State	(563)	(64)	3,196
Foreign	—	—	580
Total deferred income tax expense (benefit)	(2,260)	35,701	112,786
Total provision for (benefit from) income taxes	$(4,150)	$35,701	$119,247

The following table presents the reconciliation of the statutory federal income tax rate to the Company’s effective tax rate:

	Year Ended December 31,
	2022	2023	2024
U.S. federal tax benefit at statutory rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	4.1	0.1	0.1
Stock-based compensation	(0.4)	0.5	1.9
Foreign tax rate differential	—	—	(0.1)
Convertible interest	(0.7)	(0.2)	(0.2)
Change in valuation allowance, net	(9.5)	(7.7)	(17.5)
Derivative liabilities	(3.0)	(20.2)	(21.4)
General business credit - federal	0.1	0.2	0.3
Other	0.3	(0.1)	(0.2)
Effective tax rate	11.9%	(6.4)%	(16.1)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets and liabilities as of December 31, 2023 and 2024, were as follows (in thousands):

	December 31, 2023	December 31, 2024
Deferred tax assets:
Net operating losses	$200,057	$766,434
Lease liabilities	112,634	540,405
Capitalized research and development expenditures	13,637	24,498
Deferred revenue	1,054	309,264

	December 31, 2023	December 31, 2024
Accrued liabilities and reserves	—	2,811
Interest expense carryforward	—	61,443
Research and development credits, net of reserve	1,252	3,244
Stock-based compensation	2,135	7,593
Other	650	2,907
Total deferred tax assets	331,419	1,718,599
Valuation allowance	(47,717)	(180,529)
Deferred tax assets, net of valuation allowance	283,702	1,538,070
Deferred tax liabilities:
Property and equipment	(207,054)	(1,147,258)
Intangible assets	(1,446)	(969)
Operating and financing ROU assets	(111,649)	(539,075)
Total deferred tax liabilities	(320,149)	(1,687,302)
Net deferred tax liabilities, net of valuation allowance	$(36,447)	$(149,232)

ASC 740, Income Taxes requires that the tax benefit of net operating losses (“NOL”), temporary differences, and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, a valuation allowance has been provided by the Company against federal and state deferred tax assets.
The valuation allowance increased year over year by $44 million and $133 million during the years ended December 31, 2023 and 2024, respectively.
As of December 31, 2023 and 2024, the Company had $933 million and $3.6 billion, respectively, in federal NOL carryforwards to offset future taxable income, almost all of which can be carried forward indefinitely. As of December 31, 2023 and 2024, the Company had state NOL carryforwards of $57 million and $61 million, respectively, of which $19 million and $30 million, respectively, can be carried forward indefinitely. If the NOL carryforwards are not utilized, $38 million and $31 million, respectively, will expire in varying amounts between the years 2032 and 2044. As of December 31, 2024, the Company had foreign NOL carryforwards to offset future taxable income of $5 million that can be carried forward indefinitely.
As of December 31, 2023 and 2024, the Company had insignificant amounts of federal and state tax credit carryforwards available to offset future taxable income.
A limitation may apply to the use of the net operating loss and credit carryforwards, under provisions of the Internal Revenue Code of 1986, as amended, and similar state tax provisions that are applicable if the Company experiences an “ownership change under Section 382.” For example, an ownership change may occur as a result of the issuance of new equity or certain shareholder transactions. Should these limitations apply, the carryforwards would be subject to an annual limitation, resulting in a potential reduction in the gross deferred tax assets before considering the valuation allowance.
The Company experienced a Section 382 ownership change during the years ended December 31, 2023 and 2024, and determined that these changes did not materially impact the availability of its NOL carryforwards for use in the future.
The Company is subject to income taxes in the United States, California, and other various domestic and international jurisdictions. The U.S., state, and foreign jurisdictions have statutes of limitations that generally range from three to five years. Fiscal years outside of the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized. We are not aware of any ongoing examinations.

Due to differing interpretations of tax laws and regulations, tax authorities may dispute the Company’s tax filing positions. The Company periodically evaluates the exposures associated with tax filing positions and will reserve amounts, if needed, for adjustments that may result from tax examinations.
The Company’s total amount of unrecognized tax benefits is insignificant, and did not change materially during the years ended December 31, 2022, 2023, and 2024.
Recognition of the unrecognized tax benefits would not have an impact on the effective tax as they are recorded as deferred tax assets which are subject to a full valuation allowance. The Company does not anticipate any significant change in its uncertain tax positions within the next 12 months.
13. Net Loss Per Share Attributable to Common Stockholders
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the periods presented (in thousands, except per share data):

	Year Ended December 31,
	2022	2023	2024
Numerator:
Net loss from continuing operations	$(30,866)	$(593,748)	$(863,448)
Net loss from discontinued operations	(189)	—	—
Net loss	(31,055)	(593,748)	(863,448)
Dividends and accretion on Series C redeemable convertible preferred stock	—	—	(74,317)
Net loss attributable to common stockholders, basic and diluted	$(31,055)	$(593,748)	$(937,765)
Denominator:
Weighted-average shares used in computing net loss attributable to common stockholders, basic and diluted	180,632	192,164	217,854
Net loss from continuing operations per share attributable to common stockholders, basic and diluted	$(0.17)	$(3.09)	$(4.30)
Net loss from discontinued operations per share attributable to common stockholders, basic and diluted	0.00	—	—
Net loss per share attributable to common stockholders, basic and diluted	$(0.17)	$(3.09)	$(4.30)

The number of securities that were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive are as follows (in thousands):

	Year Ended December 31,
	2022	2023	2024
Redeemable convertible preferred stock	83,775	154,678	184,986
Outstanding convertible notes	22,773	24,544	—
Outstanding stock options	32,655	51,239	47,219
Outstanding warrants to purchase common stock	2,082	4,337	4,337
Total	141,285	234,798	236,542

The table above does not include 15,454,720 RSUs outstanding as of December 31, 2024 as these awards are subject to a performance condition that was not considered probable as of that date. There were no RSUs outstanding as of December 31, 2022 or 2023. The table also does not include 2,104,900 and 0 contingently issuable shares related to the Conductor acquisition as of December 31, 2023 and 2024, respectively, as the contingency had not been met as of those dates.

14. Related-Party Transactions
The Company has entered into a series of related party arrangements as described below.
The Company has entered into certain transactions, as further described below, with Magnetar Financial LLC (“Magnetar”) and certain funds or accounts managed or advised by Magnetar, and such funds or accounts collectively held a significant equity interest in the Company.
Senior Secured Notes
In October 2021, the Company issued $20 million of 2021 Convertible Senior Secured Notes to funds or accounts managed or advised by Magnetar, with a maturity date in 2025. The principal amount increased to $50 million in April 2022. In September 2024, these notes were converted into shares of the Company’s Class A common stock. Refer to Note 10—Debt for additional information. In connection with the issuance of the 2021 Convertible Senior Secured Notes, the Company granted Magnetar an option to purchase up to $15 million in the Company’s Class A common stock, at a price equal to the price per share in the Company’s IPO, which is exercisable until the one-year anniversary of such offering of the Company’s Class A common stock. In September 2024, the investors elected to convert all 2021 Convertible Senior Secured Notes, resulting in the issuance of 24,543,980 shares of Class A common stock.
Between October 2022 and April 2023, the Company issued $125 million of 2022 Senior Secured Notes with maturity dates between October 2025 and April 2026 to funds or accounts managed or advised by Magnetar, along with warrants to purchase 12,144,668 shares of the Company’s Class A common stock. In July 2024, the Company redeemed these notes in full, paying $137 million. Refer to Note 10—Debt for additional information. In connection with the issuance of the 2022 Senior Secured Notes, the Company granted Magnetar the right to purchase up to 5% of the Company’s Class A common stock issued at a price equal to the price per share in the Company’s IPO.
Redeemable Convertible Preferred Stock Financing
Between April 2023 and May 2024, the Company issued a number of shares of different classes of redeemable convertible preferred stock, some of which were acquired by certain of the Company’s directors, holders of more than 5% of the Company’s outstanding capital stock, and their affiliates or funds or accounts managed thereby. Refer to Note 11—Redeemable Convertible Preferred Stock and Stockholders’ Deficit for additional information.
Tender Offer
In December 2023, employees and certain stockholders of the Company offered 41,476,000 shares of common stock, which were purchased by certain existing stockholders and new stockholders. Entities managed or advised by a single stockholder participated in the tender offer as purchasers. Upon completion of the tender offer, these entities were deemed to beneficially own more than 5% of the Company’s outstanding shares of capital stock, on an aggregated basis.
In October 2024, employees and certain stockholders of the Company offered 13,851,240 shares of Class A common stock, which were purchased by certain existing stockholders and new stockholders. Entities managed or advised by a single stockholder participated in the tender offer as purchasers. Upon completion of the tender offer, these entities were deemed to beneficially own more than 5% of the Company’s outstanding shares of capital stock, on an aggregated basis.
Delayed Draw Term Loan Facilities
In July 2023, a subsidiary of the Company entered into the DDTL 1.0 Facility of $2.3 billion, including $520 million from funds or accounts managed or advised by Magnetar. As of December 31, 2023 and 2024, $311 million and $438 million in aggregate principal amount, respectively, of the DDTL 1.0 Facility was outstanding and held by funds or accounts managed or advised by Magnetar. The Company has paid to funds or accounts managed or advised by Magnetar $0 million and $63 million in principal and incurred $6 million and $66 million in interest expense for the years ended December 31, 2023 and 2024, respectively. Refer to Note 10—Debt for additional information.
In May 2024, a different subsidiary of the Company entered into the DDTL 2.0 Facility of up to $7.6 billion, including $210 million from funds or accounts managed or advised by Magnetar. As of December 31, 2024,

$106 million of the DDTL 2.0 Facility was outstanding and held by funds or accounts managed or advised by Magnetar. The Company paid to funds or accounts managed or advised by Magnetar $0 million in principal and incurred $3 million in interest expense for the year ended December 31, 2024. Refer to Note 10—Debt for additional information.
Strategic Investment Related to a Purchase of Series D Preferred Stock
In June 2024, the Company contributed $50 million to a fund managed by Magnetar in connection with the fund’s purchase of a third-party’s preferred stock. The Company has the right to request a distribution in kind of up to 99% of its interest in the fund, which will be satisfied by distributing shares of the third-party company’s preferred stock. The fund did not meet the definition of a VIE, and under the VOE model, the Company has a majority equity interest and has control over significant operating, financial, and investing decisions of the fund. The Company consolidated the fund and accounted for the purchased preferred stock as privately held equity securities that do not have a readily determinable fair value measured at cost, with subsequent adjustments for observable price changes or impairments.
To the extent there is an in-kind distribution of the third-party’s preferred stock to the Company and following such distribution the Company sells any shares of such preferred stock (or any securities into which such stock is converted or exchanged), the Company will allocate the net proceeds from such sale as follows: (i) 100% of the net proceeds to the Company until it receives an amount equal to its aggregate capital contribution and (ii) thereafter, 75% of the net proceeds to the Company and 25% to an affiliate of Magnetar.
Other Transactions
In August 2024, the Company entered into an AI Computing Service Reserved Capacity and Prepayment Agreement with MagAI Ventures (the “MagAI Capacity Agreement”). Under this agreement, the Company will provide portfolio companies of MagAI Ventures with a pre-determined amount of cloud computing services at a pre-negotiated hourly rate. The specific amount of cloud computing services, inclusive of the capacity and term, to be used by each portfolio company, if any, will be negotiated individually with each portfolio company, and will be subject to final approval by MagAI Ventures. The Company received a refundable deposit of $230 million in connection with the MagAI Capacity Agreement. Any consumption of cloud services by MagAI Ventures, including by their portfolio companies, under this arrangement is deducted from this deposit amount, with the unused portion refunded back to MagAI Ventures at the end of the term of the arrangement. Throughout the term of the arrangement, if MagAI Ventures portfolio companies do not contract for the full amount of the pre-determined cloud computing services, the Company may agree with MagAI Ventures to instead use this available capacity for other customers, and share profits with MagAI Ventures for any revenues realized above the revenues that would have been generated by charging these customers the MagAI Ventures pre-negotiated rate.
Additionally, the MagAI Capacity Agreement provides for certain termination options for MagAI Ventures, including if a specified amount of capacity is not available by a target commencement date. The MagAI Capacity Agreement runs for an initial period of four years, with an option for MagAI Ventures to extend for two additional years. As of December 31, 2024, the refundable deposit is included within other current liabilities on the consolidated balance sheet, as no services had yet been provided under this arrangement. In February 2025, the MagAI Capacity Agreement was amended to provide certain termination for convenience rights to MagAI Ventures. Upon such termination, the unused portion of deposit will be refunded with a specified multiplier.
In September 2024, the Company entered into an equity exchange right agreement with each of its co-founders. This agreement grants each co-founder the right, but not the obligation, to exchange shares of Class A common stock received upon the exercise or settlement of equity awards for shares of Class B common stock. This right applies to equity awards previously granted to the Company’s co-founders and to equity awards that may be granted to the Company’s co-founders in the future.

15. Geographic Information
Revenue by geography is based on the address of the customer as specified in the Company’s customer contracts. The following table sets forth revenue by geographic area (in thousands):

	Year ended December 31,
	2022	2023	2024
United States	$10,367	$200,469	$1,797,268
All other countries*	5,463	28,474	118,158
Total revenue	$15,830	$228,943	$1,915,426

*	The United Kingdom accounted for 18% of total revenue for the year ended December 31, 2022 and less than 10% of revenue for the years ended December 31, 2023 and 2024.
The Company’s long-lived assets are attributed to a country based on the physical location of the assets. It defines long-lived assets as property and equipment and operating lease right-of-use assets because many of these assets cannot be readily moved and are relatively illiquid, subjecting them to geographic risk.
As of December 31, 2023 substantially all of the Company’s long-lived assets were located in the United States. As of December 31, 2024, 90% of the Company’s long-lived assets were located in the United States and no other single country accounted for more than 10% of these assets.
16. Discontinued Operations
Blockchain Mining and Management Services
On September 30, 2022, the Company ceased its Blockchain Mining and Management Services due to changes in Ethereum’s reward policy, which materially impacted potential future mining revenues, and concentrated its focus to its cloud computing business. This strategic shift resulted in the classification of the Blockchain Mining and Management business as discontinued operations in the Company’s financial statements for the year ended December 31, 2022.
Blockchain mining utilized the Company’s computing capacity to mine cryptocurrencies, primarily Ethereum, under arrangements where rewards were received as digital assets and immediately converted to U.S. dollars. All digital assets mined were liquidated in 2022, and the Company held no digital assets as of December 31, 2022. Management Services involved hosting and operational support for customers engaged in blockchain mining, with revenues derived through reimbursement agreements and revenue sharing. These activities are not present in subsequent periods, and there are no discontinued operations for any subsequent periods.
The following table summarizes the net loss from discontinued operations (in thousands):

Year ended December 31, 2022
Blockchain and management services revenue	$9,692
Operating expenses
Cost of revenue	3,138
Equipment disposal gain	(99)
Operating income	6,653
Fair value adjustments of trading securities	(2,088)
Assets impairment loss	(4,510)
Other (income) expense, net	(300)
Loss from discontinued operations before income tax	(245)
Income tax benefit	(56)
Net loss from discontinued operations, net of tax	$(189)

The following table summarizes the statements of cash flows of the discontinued operations (in thousands):

Year ended December 31, 2022
Operating activities
Net loss	$(189)
Adjustments to reconcile net (loss) income to net cash from operating activities
Depreciation	1,428
Noncash lease expense	6
Assets impairment	4,510
Equipment disposal gain	(99)
Fair value adjustments of trading securities	2,088
Realized loss on trading securities	300
Increase in digital currency from mining and management services	(9,692)
Changes in operating assets and liabilities:
Prepaid and other current assets	115
Proceeds from sale of digital currency	9,692
Net cash provided by discontinued operating activities	$8,159
Investing activities
Proceeds from sales of trading securities	866
Proceeds from sale of property and equipment	207
Cash flows provided by investing activities of discontinued operations	$1,073

17. Subsequent Events
The Company has evaluated subsequent events through March 3, 2025, the date the consolidated financial statements were issued, and with respect to the stock split, described in Note 1, through March 19, 2025.
In January 2025, the Company drew $50 million on the Revolving Credit Facility.
In January 2025, the Company entered into various additional financing agreements with an OEM. The financing agreements have an aggregate notional balance of $160 million. Related to the financing agreements, the Company granted a security interest for the financed equipment. The financing arrangements have a term of two years.
In February 2025, the Company borrowed an additional $473 million under the DDTL 2.0 Facility, bringing the total borrowings on the DDTL 2.0 Facility to $4.3 billion. Refer to Note 10—Debt for additional information.
In February and March 2025, the Company entered into new agreements to lease additional space. The Company expects to make approximately $3.4 billion of additional rent payments over the next 15 years related to the leases.
In February 2025, the Company modified multiple lease agreements with a single landlord. The modifications changed the contracted power capacity, term, and contractual payments, and terminated the related escrow agreements. As a result of the modification, the Company will receive an additional 70 MW of contracted power capacity. The Company received a refund of $304 million of unused escrow funds previously included within other non-current assets, and expects to make approximately $1.7 billion of additional rent payments over the 13 year term of these leases.
In February 2025, the Company entered into a definitive agreement to acquire Weights and Biases, Inc., an AI developer platform. The purchase price is anticipated to be payable primarily in approximately 20,400,000 shares of the Company’s Class A common stock. Given the timing of the acquisition, it is not practicable to disclose information regarding the final purchase price, purchase price allocation, or other related disclosure at this time.
Note 18. Subsequent Events (Unaudited)
The Company has evaluated subsequent events from the date the consolidated financial statements were originally issued on March 3, 2025 through March 19, 2025, the date the consolidated financial statements were reissued.

In March 2025, the Company entered into a Master Services Agreement (the “OpenAI Master Services Agreement”) with OpenAI, pursuant to which the Company provides OpenAI access to cloud computing capacity through fulfillment of reserved capacity orders submitted to the Company by OpenAI. As of March 11, 2025, subject to the satisfaction of delivery and availability of service requirements, OpenAI has committed to pay the Company up to approximately $11.9 billion through October 2030. Under the outstanding order under the OpenAI Master Services Agreement, the Company has established a special purpose vehicle that will hold the infrastructure, and the Company intends for the special purpose vehicle to incur indebtedness to finance its obligations under the OpenAI Master Services Agreement. Additionally, the Company has agreed to issue to OpenAI, in accordance with the terms of the OpenAI Master Services Agreement and pursuant to a stock issuance agreement (the “OpenAI Stock Issuance Agreement”) with OpenAI, a number of shares of the Company’s Class A common stock equal to $350.0 million valued at a price per share equal to the initial public offering price. The issuance of the shares in a private placement is contingent upon the completion of this offering. Any revenue recognized under the OpenAI Master Service Agreement will be offset by the value of the shares issued under the OpenAI Stock Issuance Agreement.
In March 2025, the Company entered into a credit agreement (the “2025 Term Loan Credit Agreement”) with Morgan Stanley Senior Funding, Inc., as administrative agent, the guarantors party thereto, and the lenders party thereto, providing for a $300 million unsecured term loan facility (the “2025 Term Loan Facility”). The obligations under the 2025 Term Loan Facility are unconditionally guaranteed by the subsidiary guarantors as described in the 2025 Term Loan Credit Agreement. Amounts borrowed under the 2025 Term Loan Facility may only be borrowed in a single funding. There have been no borrowings under the 2025 Term Loan Facility as of March 19, 2025. The proceeds of the 2025 Term Loan Facility may be used for working capital and general corporate purposes (including the financing of acquisitions and other investments). The 2025 Term Loan Facility will mature on December 16, 2025. Amounts borrowed under the 2025 Term Loan Facility are subject to an interest rate per annum equal to, at the Company’s option, either (a) for base rate loans, an applicable margin of 0.75% plus a base rate (subject to a 1.00% floor) determined by reference to the highest of (i) the prime rate, (ii) the greater of (A) the federal funds effective rate and (B) the overnight bank funding rate, in each case, plus 0.50%, and (iii) the one month term SOFR plus 1.00% or (b) for term benchmark loans, an applicable margin of 1.75% plus the term SOFR (subject to a 0.00% floor) for a one, three, or six month interest period plus, in the case of either of clauses (a) or (b), a fee of 2.25% payable to the lenders thereof. Once drawn, the loans are prepayable at any time, from time to time, at the Company’s option, and are required to be prepaid with the proceeds of certain asset dispositions, incurrences of indebtedness or equity issuances, including a requirement to be prepaid with some or all of the proceeds of this offering. All unfunded commitments of the lenders under the 2025 Term Loan Facility shall terminate upon the earlier to occur of (i) April 7, 2025 and (ii) the closing of this offering.
In March 2025, the Company entered into agreements to lease additional space. The Company expects to make approximately $497 million of additional rent payments over the next 12 years related to the leases.
In March 2025, the Company entered into a lease agreement for various buildings located at a single site intended to be used as data centers. The agreement provides access to 133 MW of electrical power, which is expected to be delivered in phases in 2026. The Company will make contractual rent payments based on construction costs incurred by the lessor. The total contractual rent payments range from $3.8 billion to $4.8 billion over the next 15 years term related to this lease.
In March 2025, the Company entered into various additional financing agreements with an OEM. The financing agreements have an aggregate notional balance of $41 million. The financing arrangements have a term of 2 years. The Company granted a security interest for the financed equipment.
In March 2025, the Company’s Board of Directors approved the 2025 Equity Incentive Plan (the “2025 Plan”), which will become effective in connection with the IPO. A total of 50,000,000 shares of the Company’s Class A common stock has been reserved for issuance in connection with the 2025 Plan.
In March 2025, the Company’s Board of Directors approved the 2025 Employee Stock Purchased Plan (the “2025 ESPP”), which will both become effective in connection with the IPO. A total of 10,000,000 shares of the Company’s Class A common stock has been reserved for issuance in connection with the 2025 ESPP.
Subsequent to December 31, 2024, the Company’s board of directors approved grants of 8,753,320 RSUs. Based on the midpoint of the price range set forth on the cover page of this prospectus, the Company currently estimates that the unrecognized stock-based compensation expense related to these RSUs will be approximately $450 million. This estimate is preliminary, subject to change, and may differ materially from the final amount recognized depending on factors such as the actual offering price and other valuation inputs.